Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in MINISO Group Holding Limited, you should at once hand this circular, together with the accompanying form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

VERY SUBSTANTIAL ACQUISITION
IN RELATION TO
THE ACQUISITION OF THE SHARES IN THE TARGET COMPANY
LISTED ON THE SHANGHAI STOCK EXCHANGE
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the extraordinary general meeting of MINISO Group Holding Limited (the “EGM”) to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on January 17, 2025 at 11:00 a.m. is set out on pages 853 to 854 of this circular. A form of proxy for use at the EGM is also enclosed with this circular. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. The proxy form must be completed, signed and deposited at Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding the meeting (i.e. before 11:00 a.m. on January 15, 2025) to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

This circular is in English and Chinese. In case of any inconsistency, the English version shall prevail.

November 22, 2024

CONTENTS

Page

DEFINITIONS		1

LETTER FROM THE BOARD		5

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP	16

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP	18

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP	727

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP	739

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP	767

APPENDIX VI	GENERAL INFORMATION	843

NOTICE OF EXTRAORDINARY GENERAL MEETING		848

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the share incentive plan our Company adopted in September 2020, as amended from time to time

“A Shares”	ordinary shares of the Target Company which are listed on the SSE and traded in Renminbi

“Acquisition”	the acquisition by the Purchaser of the Target Shares on the terms and subject to the conditions set out in the Share Purchase Agreements

“ADS(s)”	American Depositary Share(s), each of which represents four Shares

“ADS Record Date”	December 6, 2024 (New York Time)

“Board”	the board of Directors of the Company

“CASBE”	China Accounting Standards for Business Enterprise (中國企業會計準則)

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Completion”	the completion of the Acquisition in accordance with the terms and condition set out in the Share Purchase Agreements

“Conditions Precedent”	conditions precedent to the Completion as set out under the paragraph headed “Conditions Precedent of the Share Purchase Agreements”

“Consideration”	the consideration for the Acquisition

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, his spouse and the intermediary companies through which Mr. Ye and his spouse have an interest in the Company

“Dairy Farm”	THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司), a limited liability company incorporated under the laws of Hong Kong

“Dairy Farm Share Purchase Agreement”	the conditional share purchase agreement entered into by the Purchaser and Dairy Farm, pursuant to which, the Purchaser has conditionally agreed to acquire and Dairy Farm has conditionally agreed to sell the Target Shares

“Director(s)”	the director(s) of the Company

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, pass ordinary resolution(s) to approve, among other things, the Acquisition and the Share Purchase Agreements

“EY”	Ernst & Young Hua Ming LLP (Special General Partnership)* (安永華明會計師事務所(特殊普通合夥))

“GMV”	the total value of all merchandises sold by us and our retail partners and distributors to end-customers, before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“IFRS”	the IFRS Accounting Standards

“Jingdong Share Purchase Agreement”	the conditional share purchase agreement entered into by the Purchaser, Jingdong Shimao and Suqian Hanbang, pursuant to which, the Purchaser has conditionally agreed to acquire and Jingdong Shimao and Suqian Hanbang has conditionally agreed to sell the Target Shares

“Jingdong Shimao”	Beijing Jingdong Century Trade Co., Ltd.* (北京京東世紀貿易有限公司), a limited liability company incorporated under the laws of the PRC

“Latest Practicable Date”	November 8, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Mr. Ye”	Mr. Ye Guofu, the chairman of the Board, an executive Director, the chief executive officer and a controlling Shareholder of the Company

DEFINITIONS

“Ms. Yang”	Ms. Yang Yunyun, spouse of Mr. Ye and a controlling Shareholder of our Company

“NASDAQ”	the Nasdaq Stock Market in the United States

“NYSE”	the New York Stock Exchange

“PRC”	the People’s Republic of China, and for the purpose of this circular, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“Prospectus”	the prospectus of the Company dated June 30, 2022 for its listing on the Hong Kong Stock Exchange

“Purchaser”	Guangdong Juncai International Trading Co., Ltd.* (廣東駿才國際商貿有限公司), a company incorporated in the PRC with limited liability and an indirectly wholly-owned subsidiary of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“RSUs”	restricted Shares units

“Sellers”	Dairy Farm, Jingdong Shimao and Suqian Hanbang

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of our Share(s)

“Share Purchase Agreement(s)”	the Dairy Farm Share Purchase Agreement and the Beijing Jingdong Share Purchase Agreement

“Share Record Date”	December 6, 2024 (Hong Kong time)

“SSE”	the Shanghai Stock Exchange

“Suqian Hanbang”	Suqian Hanbang Investment Management Co., Ltd.* (宿遷涵邦投資管理有限公司), a limited liability company incorporated under the laws of the PRC

“Target Company”	Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), a joint stock company incorporated in the PRC with limited liability, the shares of which are listed on the SSE (stock code: 601933)

“Target Group”	the Target Company and its subsidiaries

DEFINITIONS

“Target Shares”	ordinary share(s) in the share capital of the Target Company, with a nominal value of RMB1 for each A Shares

“Trading Day”	a day (i)on which the SSE is open for business and (ii)not a Saturday, a Sunday or a public holiday in Hong Kong or the PRC

“US$”	U.S. dollars, the lawful currency of the United States

“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“%”	per cent

*	English names of the PRC-established companies/entities in this circular are translations of their official Chinese names for reference only.

LETTER FROM THE BOARD

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

Executive Director: Mr. YE Guofu (葉國富) (Chairman and Chief Executive Officer)	Registered Office: Maples Corporate Service Limited PO Box 309, Ugland House Grand Cayman, KY1-1104
Independent non-executive Directors:	Cayman Islands
Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華) Mr. WANG Yongping (王永平)	Headquarters and principal place of business in China: 8F, M Plaza No. 109, Pazhou Avenue Haizhu District, Guangzhou 510000 Guangdong Province China

Principal place of business in Hong Kong:
Flats B-D, 35/F, Plaza 88 88 Yeung Uk Road Tsuen Wan, the New Territories Hong Kong

November 22, 2024

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION
IN RELATION TO
THE ACQUISITION OF THE SHARES IN THE TARGET COMPANY
LISTED ON THE SHANGHAI STOCK EXCHANGE
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

Reference is made to the announcement of the Company dated September 23, 2024 in relation to, among others, the Acquisition.

The purpose of this circular is to provide the Shareholders with, among others, (i) further details of the Share Purchase Agreements and the Acquisition contemplated thereunder; (ii) the financial information of the Group and the Target Group; (iii) the unaudited pro forma financial information of the Group; and (iv) the notice of the EGM.

LETTER FROM THE BOARD

THE ACQUISITION

On September 23, 2024 (Hong Kong time), the Purchaser (a wholly-owned subsidiary of the Company) entered into the Share Purchase Agreements with the Sellers, pursuant to which, the Purchaser has conditionally agreed to acquire and the Sellers have conditionally agreed to sell the 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company), at the Consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457). The Consideration shall be satisfied by cash and funded by the internal financial resources of the Group and by external financing. Unless otherwise specified, the exchange rate used for illustrative purpose in this circular shall be RMB0.90655 to HK$1.0000.

THE SHARE PURCHASE AGREEMENTS

The principal terms of the Share Purchase Agreements are set out as follows:

Date

September 23, 2024

Parties to the Share Purchase Agreements

Dairy Farm Share Purchase Agreement

(a)            The Purchaser; and

(b)            Dairy Farm

Jingdong Share Purchase Agreement

(a)            The Purchaser;

(b)            Jingdong Shimao; and

(c)            Suqian Hanbang

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Sellers and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules) as at the Latest Practicable Date.

Subject Matter of the Acquisition

Pursuant to the terms of the Share Purchase Agreements, the Purchaser has conditionally agreed to acquire, and the Sellers have conditionally agreed to sell 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company) at the Consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457), which comprise (i) 1,913,135,376 Target Shares (representing approximately 21.1% of the entire issued share capital of the Target Company) to be sold by Dairy Farm to the Purchaser pursuant to the Dairy Farm Share Purchase Agreement at the Consideration in the amount of RMB4,495,868,134 (equivalent to approximately HK$4,959,316,236); (ii) 367,227,196 Target Shares (representing approximately 4.0% of the entire issued share capital of the Target Company) to be sold by Jingdong Shimao to the Purchaser pursuant to the Jingdong Share Purchase Agreement at the Consideration in the amount of RMB862,983,911 (equivalent to approximately HK$951,942,982); and (iii) 387,772,804 Target Shares (representing approximately 4.3% of the entire issued share capital of the Target Company) to be sold by Suqian Hanbang to the Purchaser pursuant to the Jingdong Share Purchase Agreement at the Consideration in the amount of RMB911,266,089 (equivalent to approximately HK$1,005,202,239).

LETTER FROM THE BOARD

Conditions Precedent of the Share Purchase Agreements

The Acquisition is conditional upon the following conditions, as applicable, being fulfilled:

(a)	the relevant Seller having completed the registration procedures with the People’s Bank of China and the State Administration of Foreign Exchange for the opening of a designated RMB account for receipt of proceeds from sale of A shares;

(b)	the SSE having issued a confirmation form (《上海證券交易所上市公司股份協議轉 讓確認表》) with respect to the sale and purchase of the Target Shares, and such confirmation form remaining in full force and effect;

(c)	the Company having obtained the Hong Kong Stock Exchange’s confirmation on no further comments on the circular in respect of the purchase of the Target Shares;

(d)	the State Administration for Market Regulation of the PRC having issued a decision not to conduct further review, prohibit, or approve with conditions, with respect to the notification of concentration of undertakings with respect to the sale and purchase of Target Shares; and

(e)	the Company having obtained the necessary Shareholders’ approval for the purchase of the Target Shares.

If any of the Conditions Precedent is not fulfilled within six months from the date of the Share Purchase Agreements (i.e. on or before March 23, 2025, being the long stop date contemplated under the Share Purchase Agreements for the fulfillment of the above conditions for the Acquisition), which may be extended for another two months in the case where any of the Conditions Precedent contemplated under (a) to (e) above is not fulfilled for reasons attributable to the Hong Kong Stock Exchange, the SSE or the relevant authority; or such later date as the parties to the Share Purchase Agreements may agree in writing, the Share Purchase Agreements may be terminated by either party by written notice to the other party at any time thereafter.

As of the date of this circular, the conditions precedent as set out in (c) has been fulfilled or waived (as applicable).

Guarantee

The Company, which indirectly holds 100% of the shares of the Purchaser, has provided a guarantee to each of the Sellers on the due performance of the Purchaser in respect of its obligation under the respective Share Purchase Agreements.

CONSIDERATION FOR THE ACQUISITION

With respect to the Acquisition, the Consideration is in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457), representing (i) RMB4,495,868,134 (equivalent to approximately HK$4,959,316,236) to be paid to Dairy Farm; (ii) RMB862,983,911 (equivalent to approximately HK$951,942,982) to be paid to Jingdong Shimao; and (iii) RMB911,266,089 (equivalent to approximately HK$1,005,202,239) to be paid to Suqian Hanbang. The Consideration shall be satisfied by cash and funded by the internal financial resources of the Group and by external financing.

LETTER FROM THE BOARD

Basis of the Consideration

The Consideration was arrived at based on normal commercial terms after arm’s length negotiation among the parties to the Share Purchase Agreements after taking into account, among others, the following:

Historical Trading Price of the Target Shares and its Trend

In determining the Consideration, the Directors have considered the historical market price of the Target Shares traded on the SSE as a benchmark to reflect the prevailing market conditions and recent market sentiment.

Based on the Consideration in the amount of RMB6,270,118,134 for the Target Shares, the price per Target Share, RMB2.35, represents:

(a)	a premium of 3.5% to RMB2.27, being the volume-weighted average price of the Target Shares on the 20 Trading Days during the period commencing from August 22, 2024 to September 20, 2024; and

(b)	a premium of 3.1% to RMB2.28, being the closing price of the Target Shares on September 20, 2024, being the Trading Day immediately preceding the date of the Share Purchase Agreements.

The price per Target Share shall not be and is not lower than 90% of the closing price of the Target Shares on September 20, 2024, being the Trading Day immediately preceding the date of the Share Purchase Agreements.

The Acquisition represents a valuable opportunity for the Company to gain access to investment asset with high return and growth potential at an attractive pricing for the following reasons, among others:

(a)	as a leading offline retail enterprise in the PRC, the valuation index (such as price-to-sales ratio and price-to-book ratio) of the Target Company is lower than that of the world’s leading offline retail enterprises with global operations, which demonstrates a higher investment value for the Target Company; and

(b)	on the Trading Day before the signing of the Share Purchase Agreements, the A-share Shanghai Composite Index closed at 2,736.81 points, close to the lowest level in the past five years. The overall valuation of the A-share market was relatively depressed when the pricing of the Acquisition was determined, which contributed to the high return and growth potential of the Acquisition. Since the signing of the Share Purchase Agreements in late September 2024, the A-share market has begun to recover and the closing price of the Target Shares was RMB5.14, representing a premium of 118.7% to the price per share of RMB2.35 (being the Consideration of the Acquisition), as of the Latest Practicable Date.

Other than the above numeric evaluation over the Target Shares and the Consideration contemplated under the Acquisition, the Consideration is also arrived at with reference to (i) the well-established businesses and operations of the Target Group; (ii) the financial performance and prospects of the businesses operated by the Target Group as stated under the paragraph headed “FINANCIAL AND TRADING PROSPECT OF THE GROUP” in Appendix I to this circular; and (iii) the reasons and benefits of the Acquisition as stated under the paragraph headed “REASONS FOR AND BENEFITS OF THE ACQUISITION” in this circular.

Completion

Completion for the Acquisition shall take place on the second Trading Day following the satisfaction of the Conditions Precedent (or waived, as the case may be), or on such other date as may be agreed between the parties to the Share Purchase Agreements. Upon Completion, the financial results of the Target Group will not be consolidated into the financial statements of the Company, and the financial results of the Target Group will be accounted for as investment in associates in the financial statements of the Group.

LETTER FROM THE BOARD

For the avoidance of doubt, completion of the Acquisition pursuant to the Dairy Farm Share Purchase Agreement is not interconditional upon the completion of the Acquisition pursuant to the Jingdong Share Purchase Agreement, and vice versa.

Undertakings

The Purchaser undertakes to comply with the sell-down restrictions under the applicable laws with respect to the Target Shares following the Completion, including a six-month lock-up requirement from the date of the Completion and other relevant sell-down restrictions that are generally applicable to the major shareholders of the companies listed on the SSE (including shareholders that hold 5% or more interest in the company, and the controlling shareholder and the actual controller of the company) in accordance with the Interim Measures for the Administration of Shareholding Reduction by Shareholders of Listed Companies (《上市公司 股東減持股份管理暫行辦法》) promulgated by the China Securities Regulatory Commission.

Each Seller undertakes that, from the execution of the respective Share Purchase Agreement until immediately before the Purchaser is registered as the owner of the Target Shares, if any proposal is considered at a shareholders’ meeting or board meeting of the Target Company that would result in a reduction in the number of voting shares of the Target Company (being any proposal for a reduction in the registered capital of the Target Company or any new share buyback by the Target Company), each Seller shall, or shall procure the relevant Seller-nominated director(s) of the Target Company to, to the extent permitted by applicable laws, vote against such proposal at the relevant shareholders’ meeting or board meeting.

INFORMATION OF THE COMPANY AND THE GROUP

The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, Americas, Europe and certain other countries.

INFORMATION OF THE PURCHASER

Guangdong Juncai International Trading Co., Ltd.* (廣東駿才國際商貿有限公司) is a limited liability company established under the laws of the PRC on April 12, 2016. It is an indirectly wholly-owned subsidiary of the Company and is principally engaged in wholesale and retail.

INFORMATION OF THE SELLERS

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司), a limited liability company incorporated under the laws of Hong Kong, is an indirectly wholly-owned subsidiary of DFI Retail Group Holdings Limited. DFI Retail Group Holdings Limited is incorporated in Bermuda and has a primary listing in the standard segment of the London Stock Exchange (ticker: DF1B), with secondary listings in Bermuda Stock Exchange (ticker: D01) and Singapore (ticker: D01).

Beijing Jingdong Century Trade Co., Ltd. (北京京東世紀貿易有限公司) and Suqian Hanbang Investment Management Co., Ltd.* (宿遷涵邦投資管理有限公司), both of which are limited liability companies incorporated under the laws of the PRC, are indirectly wholly-owned subsidiaries of JD.com, Inc., an exempted company incorporated in the Cayman Islands with limited liability and the American depositary shares of which have been listed on the Nasdaq Global Select Market under the symbol of “JD” and the ordinary shares have been listed on the main board of HKEX under the stock codes “9618 (HKD counter)” and “89618 (RMB counter)”.

LETTER FROM THE BOARD

INFORMATION OF THE TARGET COMPANY AND THE TARGET GROUP

Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), a joint stock company incorporated in the PRC with limited liability, the shares of which are listed on the SSE (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets and has approximately 800 outlets spanning across more than 25 provinces and municipalities across the PRC.

Financial Information of the Target Group

Set out below is the audited consolidated financial information prepared in accordance with CASBE of the Target Company and its subsidiaries for the years ended December 31, 2022 and December 31, 2023, and the unaudited consolidated financial information prepared in accordance with CASBE of the Target Company and its subsidiaries for the six months ended June 30, 2024, respectively:

			For the
	For the	For the	six months
	year ended	year ended	ended
	December 31,	December 31,	June 30,
	2022	2023	2024
	(audited)	(audited)	(unaudited)
	(RMB million)	(RMB million)	(RMB million)
Revenue	90,090.82	78,642.17	37,779.19
Net profit/(loss) before tax	(3,218.48)	(1,361.42)	323.78
Net profit/(loss) after tax	(2,999.67)	(1,464.73)	210.83

	As at	As at	As at
	December 31,	December 31,	June 30,
	2022	2023	2024
	(audited)	(audited)	(unaudited)
	(RMB million)	(RMB million)	(RMB million)
Net assets	7,465.57	5,939.07	6,153.39

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Target Group is a successful supermarket chain operator in the PRC, primarily engaging in selling selected products through offline stores and online channels, covering consumers of all ages. As at the Latest Practicable Date, it operates approximately 800 stores, covering more than 25 provinces and municipalities across the PRC. The Target Group is one of the first distribution enterprises in the PRC to introduce fresh produce into modern supermarkets. In terms of sales scale, it has consistently ranked second among the top 100 supermarkets in the PRC in recent years.

In recent years, the Target Group has made rapid progress in supply chain construction to enhance the operational efficiency at each stage. It has been continuously optimizing the product structure, deepening the source procurement and enhancing the product power, especially by vigorously promoting the development of its self-brands. In the first half of 2024, its self-brands achieved sales of RMB1.28 billion, accounting for 3.4% of its revenue. In 2023, its self-brands realized sales of RMB3.54 billion, accounting for 4.5% of its revenue.

Since 2024, the Target Group has continued to accelerate its transformation, actively learning from its one outstanding peer, deeply engaging in the reform of the supply chain, and pragmatically building a platform-type enterprise for the food supply chain that adapts to current development.

LETTER FROM THE BOARD

The Group continues to be optimistic about the development of the offline retail industry in the PRC. This Acquisition is in line with the Company’s overall strategy and is beneficial to the Shareholders as a whole. Given that the Target Group is one of the leading supermarket chain operators in the PRC with a high-quality store network, well-established logistics infrastructure, loyal customer base and strong digital system capabilities, the Group believes that:

(i)	the Target Group’s ongoing adjustment and reform in its stores is a revolutionary attempt to return to the essence of retail business. The adjustment and reform focused on (i) the optimization of the commodity structure and procurement mode with the strategy of bare price and backstage control, so as to fully grasp a competitive advantage in product selection and pricing; (ii) improving customer experience and satisfaction by creating more sentimental value, in turn enhancing customer retention; and (iii) reforming the corporate culture and thus to enhance employees’ satisfaction, which ultimately contributes to customers’ satisfaction. This is an inevitable trend in the development of the supermarket industry in the PRC, which will provide consumers with a positive shopping experience and create a fulfilling working environment for employees. As a result, it will help the Target Group gain favorable brand image and reputation, ultimately creating significant commercial and social value. This cultural orientation highly aligns with the Group’s corporate mission of “Life is for fun”;

(ii)	the Group possesses unique capabilities and experience in developing its self-brands, designs and IP products. After the Acquisition, the Group can support the Target Group through business collaboration, allowing the Target Group to leverage the Group’s strengths to develop higher quality self-branded products at lower costs. This is expected to enhance the Target Group’s differentiated competitive ability. The Target Group operates approximately 800 retail supermarkets across over 25 provinces and municipalities and has established a vast store network and supply chain in the PRC. The Group and the Target Group can share resources through business cooperations to further enhance economies of scale, optimize the cost structure and create more value for consumers, which will thereby enhance the Group’s return on investment; and

(iii)	the Acquisition will expand the Group’s investment and operational channels in the daily necessities retail business, enabling the Group to diversify its cyclical business risks, which is of significant strategic importance to the Group.

For the foregoing reasons, the Directors are of the view that the Acquisition and the Share Purchase Agreements are on normal commercial terms agreed upon after arm’s length negotiations between the parties with reference to the prevailing market conditions and are fair and reasonable, and are in the interests of the Group and the Shareholders as a whole.

None of the Directors has any material interest in the Acquisition and the Share Purchase Agreements and is required to abstain from voting on the Board resolutions approving the Acquisition and the Share Purchase Agreements.

The Company confirms that it will continue to operate and expand the existing business of the Group. As a global value retailer offering a variety of trendy lifestyle products featuring IP design, the Company remains optimistic and will further invest and develop its existing business strategically.

Further, the Company does not have any current intention or plan to further invest in the Target Company other than the Acquisition as detailed in this circular. Notwithstanding the above, in the case where there is any change of intention or circumstances, the Company shall ensure compliance with all the applicable Listing Rules.

LETTER FROM THE BOARD

LISTING RULES IMPLICATIONS

Chapter 14 of the Listing Rules

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition exceeds 100% on an aggregated basis pursuant to Rule 14.22 of the Listing Rules, the Acquisition constitutes a very substantial acquisition under Chapter 14 of the Listing Rules and is therefore subject to the notification, announcement, circular and shareholder’s approval requirements under Chapter 14 of the Listing Rules.

WAIVERS FROM STRICT COMPLIANCE WITH REQUIREMENTS UNDER THE LISTING RULES

Rule 14.69(4)(a)(i) of the Listing Rules requires this circular to contain, among others, an accountants’ report (the “Target Accountants’ Report”) on the Target Company in accordance with Chapter 4 of the Listing Rules.

Further, pursuant to Rule 14.69(7) of the Listing Rules, the Company is required to include in this circular a discussion and analysis of results of the Target Company covering all those matters set out in paragraph 32 of Appendix D2 to the Listing Rules for the period reported in the Target Accountants’ Report.

The Company has applied to the Hong Kong Stock Exchange and the Hong Kong Stock Exchange has granted waiver from strict compliance with Rules 14.69(4)(a)(i) and 14.69(7) of the Listing Rules on the following grounds:

1.	The Company’s financial statements are prepared in accordance with the IFRS, whereas the published audited annual financial statements and unaudited interim financial statements of the Target Company are prepared in accordance with CASBE, and under Rule 4.11(c) of the Listing Rules, CASBE is one of the accounting standards permitted for a PRC issuer for the preparation of its annual financial statements.

2.	The Acquisition is a transaction solely between the Purchaser and the Sellers, which is governed by the Share Purchase Agreements to each of which only the Purchaser and the respective Sellers are privy. The Target Company is not a party to the relevant agreements and therefore not contractually obliged to grant access to the Target Company’s books and records for the purpose of preparing the Target Accountants’ Report. Further, after due enquiry, the Company was informed that it will be hugely time and cost consuming for the Target Company to assign the required resources and manpower to make available the vast amount of documents to the Company to enable its reporting accountant to conduct the required audit, in light of the significant size of the Target Group, especially when the Company is not yet a registered shareholder of the Target Company prior to the Completion.

3.	Further, the Target Company is a joint stock company incorporated in the PRC with limited liability, the shares of which have been listed on the SSE (stock code: 601933) since 2010. The Target Company is required to publish its audited annual financial results and unaudited interim results on the website of the SSE (www.sse.com.cn) and the Target Company (www.yonghui.com.cn) and such information is therefore publicly available. Disclosure of the Target Group’s financial information is subject to supervision by the SSE and shall comply with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (《上海證券交 易所股票上市規則》).

LETTER FROM THE BOARD

4.	The audited consolidated financial statements of the Target Group for the three years ended December 31, 2021, 2022 and 2023 respectively and the unaudited consolidated financial statements of the Target Group for the six months ended June 30, 2024 have been published in the manner described in sub-paragraph (3) above. The said audited consolidated financial statements were audited by EY and all the said consolidated financial statements (whether audited or unaudited) were prepared in accordance with CASBE, which are expressly recognised by the Listing Rules in the case of a PRC issuer under Rule 4.11(c) of the Listing Rules. CASBE is substantially consistent with IFRS, the accounting policies adopted by the Company and the consolidated financial statements of the Target Group under CASBE are sufficient for investors to make a fully informed investment decision, in particular with the support of the Reconciliation (as defined below). EY is a firm with an international name and reputation, registered with the Chinese Institute of Certified Public Accountants and is subject to the oversight of China Securities Regulatory Commission.

5.	Furthermore, the management of the Company will otherwise have to prepare the Target Group’s financial information for the three years ended December 31, 2021, 2022 and 2023 respectively and the six months ended June 30, 2023 and 2024 respectively in accordance with IFRS, being the accounting standards adopted by the Company, and the reporting accountants will then conduct work on such financial information for the three years ended December 31, 2021, 2022 and 2023 respectively and the six months ended June 30, 2024 in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” and a review on financial information for the six months ended June 30, 2023 in accordance with “Hong Kong Standard on Review Engagements 2410”. It would therefore be unduly burdensome for the Company to prepare the financial information of the Target Group based on IFRS (if at all feasible) and for the reporting accountants to audit or review (as the case may be) the same for the following reasons, among others:

(a)	In terms of resources and costs: the Company expects that it would incur substantial costs to prepare the Target Group’s accountants’ report for the three years ended December 31, 2021, 2022 and 2023 respectively and the six months ended June 30, 2023 and 2024 respectively in accordance with IFRS, with reference to the audit fee of the Target Group for the financial year ended December 31, 2023, which was approximately RMB5.3 million, for just one financial year.

(b)	In terms of the time involved in preparing such accountants’ report: the Company expects that the preparation of Target Group’s accountants’ report in compliance with Rule 14.69(4)(a)(i) of the Listing Rules would take at least 3 months to complete, given that the size of the Target Group and that it has over 100 subsidiaries.

6.	Given that the EGM is scheduled to take place in January 2025 and the Completion as soon as practicable thereafter, based on the foregoing reasons, the preparation of the accountants’ report for the Target Group in compliance with Rule 14.69(4)(a)(i) of the Listing Rules is likely to cause undue delay to the proposed timeline of the Acquisition. Further, converting the financial information of the Target Group from CASBE to IFRS may not provide any additional material information when compared to the publicly published financial statements of the Target Group based on CASBE.

7.	As an alternative, the management of the Company will prepare an explanation of the differences between the accounting policies of the Target Group under CASBE and the Company’s accounting policies under IFRS and a line-by-line reconciliation of the Target Group’s consolidated statement of profit or loss and other comprehensive income and the consolidated statement of financial position for the three years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024 respectively, and KPMG, the Company’s reporting accountant will then conduct work on such reconciliation in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”. For further details, please refer to the section headed “Alternative disclosures” below.

LETTER FROM THE BOARD

For the foregoing reasons, strict compliance by the Company with the requirements under Rule 14.69(4)(a)(i) of the Listing Rules to prepare the Target Accountants’ Report will be unduly burdensome to the Company.

Further, given the reasons stated above, it will not be meaningful for the Company to prepare the discussion and analysis of results of the Target Company as required under Rule 14.69(7) of the Listing Rules based solely on the publicly disclosed financial information of the Target Group. In addition, the Company is not in a position to express any view as to the truth, accuracy or completeness on the discussion and analysis of the results of the Target Company as set out in its publicly published information. The Company also notes that such published discussion and analysis of the results of the Target Company does not fully comply with all the content requirements as set out under paragraph 32 of Appendix D2 to the Listing Rules.

Alternative disclosures

To facilitate the Shareholders and potential investors of the Company to evaluate the Acquisition and to assess the Target Group’s activities and financial position, the Company has included in this circular the following:

(a)	an English translation of the audited consolidated financial statements of the Target Group for the three years ended December 31, 2021, 2022 and 2023 respectively prepared in accordance with CASBE and the unmodified auditor reports thereon, both as extracted from the publicly published documents of the Target Group, as set out in Appendix II to this circular;

(b)	an English translation of the unaudited consolidated financial statements of the Target Group for the six months ended June 30, 2024 prepared in accordance with CASBE as extracted from the publicly published documents of the Target Company, as set out in Appendix II to this circular;

(c)	additional information which is required for an accountants’ report under the Listing Rules but not disclosed in the Target Group’s publicly published financial statements, as set out in Appendix II to this circular;

(d)	an explanation of the differences between the accounting policies of the Target Group under CASBE and the Company’s accounting policies under IFRS and a line-by-line reconciliation of the Target Group’s consolidated statement of profit or loss and other comprehensive income and the consolidated statement of financial position (the “Reconciliation”). The Company’s reporting accountant reported on the Reconciliation in arriving at the financial information under IFRS under the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”. As the Company’s interest in the Target Company will be accounted for as investment in associates using the equity method in the Group’s consolidated financial statements upon Completion, the statement of cash flows and the statement of change of equity of the Target Group will have no impact on the Group’s statement of cash flows and the statement of change of equity. Further, there is no material difference between IFRS and CASBE in terms of the classification of the activities in the cash flow statement and the statement of change of equity, and it is adequate and customary for the Reconciliation involving IFRS and CASBE to only cover the Target Group’s consolidated statement of profit or loss and other comprehensive income and the consolidated statement of financial position; and

(e)	an English translation of the discussion and analysis of the results of the Target Company for the Relevant Periods as extracted from the publicly published documents of the Target Company, as set out in Appendix V to this circular.

Based on the information provided by the Company and the alternative disclosures mentioned above, the Hong Kong Stock Exchange has granted the waiver from strict compliance with Rules 14.69(4)(a)(i) and 14.69(7) of the Listing Rules.

LETTER FROM THE BOARD

EGM

The EGM will be convened and held for the Shareholders to consider and, if thought fit, pass ordinary resolution(s) to approve, among other things, the Acquisition and the Share Purchase Agreements. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder has a material interest in the Acquisition and is required to abstain from voting on the resolution(s) approving the Acquisition and the Share Purchase Agreements at the EGM.

Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. The proxy form must be completed, signed and deposited at Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding the meeting (i.e. before 11:00 a.m. on January 15, 2025) to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

RECOMMENDATION

The Directors are of the view that the Acquisition and the Share Purchase Agreements are on normal commercial terms agreed upon after arm’s length negotiations between the parties with reference to the prevailing market conditions and are fair and reasonable, and are in the interests of the Group and the Shareholders as a whole. Accordingly, the Board would recommend the Shareholders to vote in favour of the resolution to approve the Acquisition and the Share Purchase Agreements at the EGM.

Further, Mr. Ye, the chairman of the Board, an executive Director, the chief executive officer and a controlling Shareholder of the Company, has given an irrevocable undertaking to each of the Sellers, to procure the Controlling Shareholders to vote in favour of any resolution approving the Acquisition at the EGM. As of the Latest Practicable Date, the Controlling Shareholders are interested in approximately 62.8% of the issued share capital of the Company. Save for the 1.1% Shares which are currently subject to a credit support arrangement for which the corresponding voting rights will not be exercised, the Controlling Shareholders are entitled to exercise control over their voting rights of the remaining 61.7% Shares held by them.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

As the Completion is subject to the satisfaction or waiver (where applicable) of the Conditions Precedent, the Acquisition may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.     FINANCIAL INFORMATION OF THE GROUP

Details of the financial information of the Group for the years ended June 30, 2022 and 2023 and for the six months ended December 31, 2023 and June 30, 2024 have been disclosed in the following documents which have been published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.miniso.com). Web links to the annual reports and interim report of the Company are set out below:

Annual report of the Company for the year ended June 30, 2022 (pages 52-159):

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/1019/2022101900684.pdf

Annual report of the Company for the year ended June 30, 2023 (pages 86-238):

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/1019/2023101900256.pdf

Annual report of the Company for the six months ended December 31, 2023 (pages 88-242):

https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0416/2024041600632.pdf

Interim report of the Company for the six months ended June 30, 2024 (pages 42-90):

https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0926/2024092601081.pdf

2.     INDEBTEDNESS STATEMENT

As at September 30, 2024, the Group had total indebtedness of RMB2,097,511,000 comprising loans and borrowings of RMB6,650,000 and lease liabilities of RMB2,090,861,000, all of which are unsecured and unguaranteed.

Save as aforesaid, and apart from intra-group liabilities, at the close of business on September 30, 2024, the Group did not have any debt securities issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

3.     WORKING CAPITAL SUFFICIENCY OF THE GROUP

The Directors are of the opinion that, taking into account (i) the Acquisition, (ii) the present internal financial resources of the Group, and (iii) the external financing facilities presently available, the Group has sufficient working capital for its requirements for at least 12 months from the date of this circular, in the absence of unforeseen circumstances.

4.     FINANCIAL AND TRADING PROSPECT OF THE GROUP

As a global leading value retailer offering a variety of trendy lifestyle products featuring IP design, the Company remains optimistic and will further invest and develop its existing business strategically. The Group will remain focused on its long-term strategic goals: delivering on its globalization strategy, expanding global supply chains, bolstering the strength of its product offerings and further optimizing its store network. Engaged in global competition, the Group will take cost advantages and product differentiation as key points. While sticking to value-for-money proposition, the Company will continue to strengthen quality IP cooperation and offer high-quality products featuring IP design to make lifestyle products more fashionable and trendy.

In the first half of 2024, the Company recorded revenue of RMB7.76 billion and net profit of RMB1.18 billion, representing an increase of 25.0% and 15.7% respectively year over year. Among them, the revenue generated from overseas business exceeded RMB2.73 billion, representing an increase of 42.6% year over year. The Company has been working towards its goal to: (i) increase the number of stores globally; (ii) strengthen the sales contribution from IP products; and (iii) achieve high compound revenue growth rate.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In the meanwhile, as mentioned under the paragraph headed “Letter from the Board – Reasons for and benefits of entering into the Agreement” in this circular, the Directors continues to be optimistic about the development of the offline retail industry in the PRC. After the Acquisition, the Group and the Target Group are expected to achieve synergies in sales channels, supply chain and other aspects through close business cooperations. The Group can leverage on its strengths in developing self-brands, designs and IP products to provide support to the Target Group in developing higher quality self-branded products at lower costs. This is expected to enhance the Target Group’s differentiated competitive ability. The Group and the Target Group can share resources through business cooperations to further enhance economies of scale, optimize the cost structure and create more value for consumers, which will thereby enhance the Group’s return on investment. Furthermore, the Acquisition is expected to expand the Group’s investment and operational channels in the daily necessities retail business, enabling the Group to diversify its cyclical business risks, which is of significant strategic importance to the Group.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since December 31, 2023, being the date to which the latest published audited consolidated financial statements of the Company were made up.

6.	EFFECTS OF THE ACQUISITION ON THE EARNINGS AND ASSETS AND LIABILITIES OF THE GROUP

Following Completion, the Company will own 29.4% equity interest in the Target Company. The Company’s interest in the Target Company will be accounted for as investment in associates using the equity method in the Group’s consolidated financial statements upon Completion.

As referred to in the unaudited pro forma financial information of the Group as set out in Appendix III to this circular, on the basis of the notes set out therein for the purposes of illustrating the effects of the Acquisition, the financial effects of the Acquisition on the Group as if the Acquisition had taken place and had been completed on June 30, 2024 and January 1, 2024 respectively, would be as follows:

(a)	As for assets and liabilities of the Group, there is no change in total assets and total liabilities while cash and cash equivalent would decrease by approximately RMB6,270 million upon the completion of the Acquisition.

(b)	It is expected that, subject to audit, there would be no financial effect to the revenue of the Group after Completion as the financial results of the Target Group would not be consolidated into that of the Group. The financial results of the Target Group would be reflected as share of profit of associates in the consolidated statement of profit and loss of the Group.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

A.	FINANCIAL INFORMATION OF THE TARGET GROUP FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 AND THE SIX MONTHS ENDED JUNE 30, 2024

For the purpose of this section only, unless the context requires otherwise, references to the “Company” are to the Target Company and references to the “Group” are to the Target Group, and references to “we”, “us” and “our” shall be construed accordingly.

The Target Group’s audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 and the unaudited consolidated financial statements for the six months ended June 30, 2024 were prepared in accordance with CASBE and set out in the respective annual reports/interim report of the Target Group for the years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024. These financial statements were issued in Chinese. The following is an English translation of these financial statements and provided for information purposes only. In case of discrepancies between the two versions, the Chinese version shall prevail.

The annual reports/interim report of the Target Group for the three years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024 are available at the website of the Shanghai Stock Exchange (www.sse.com.cn).

The Directors wish to emphasise that the extracts reproduced below are not prepared for incorporation into this circular and the Company has not participated in their preparation. As such, the Directors do not express any view as to their truth, accuracy or completeness, and the shareholders and investors should exercise caution and should not place undue reliance on such information.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

1.             For the year ended December 31, 2021

Section X Financial Reports

I.              Audit Report

√	Applicable	☐	Not applicable

Audit Report

AYHM (2022) SZi No. 60922355_B01

Yonghui Superstores Co., Ltd.

All Shareholders of Yonghui Superstores Co., Ltd.:

I.              Audit Opinions

We have audited the financial statements of Yonghui Superstores Co., Ltd., which comprise of the consolidated and the company’s balance sheet as of December 31, 2021, the consolidated and the company’s income statement, statement of changes in equity, and cash flow statement for the year then ended, and the notes to the relevant financial statements.

We think that the accompanying financial statements of Yonghui Superstores Co., Ltd. have been prepared in accordance with the CASBE and fairly present the consolidated and corporate financial position of Yonghui Superstores Co., Ltd. as of December 31, 2021, and the consolidated and the company’s financial performance and cash flows for the year then ended.

II.            Basis for Formation of Audit Opinions

We have conducted our audit in accordance with the Auditing Standards for CPAs in China. In the “Responsibilities of CPAs for Auditing Financial Statements” of this report, our responsibilities under these standards are further elaborated. In accordance with China Certified Public Accountant Auditing Standards, we are independent of the Yonghui Superstores Co., Ltd. and have performed other duties about occupational ethics. We believe that the audit evidence we obtained is sufficient and appropriate, which provides a reasonable basis for our audit opinions.

III.           Key Audit Matters

Key matters are the matters that we believe are the most significant to the audit of the financial statements for the current period based on our professional judgment. These matters were addressed in the context of the audit of the financial statements as a whole and the formation of our audit opinions, and we do not give separate opinions on these matters. We have described in how we addressed each of the following matters in the audit, as a background to this description.

We have fulfilled our responsibilities as described in the section “CPAs’ responsibilities for the audit of financial statements” of this report, including those responsibilities related to the key audit matters. Accordingly, our audit work includes performing audit procedures designed to respond to the assessed risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the following key audit matters, provide a basis for our audit opinion on the financial statements as a whole.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Recognition of supplier income

Yonghui Superstores Co., Ltd. reported RMB6,104,066 thousand of other operating revenue for the year 2021, mainly obtained from suppliers. Yonghui Superstores Co., Ltd. recognizes income from suppliers based on the contractual or supplementary agreement amounts when providing the corresponding services and obtaining the right to collect payments. These arrangements vary in nature and scale, including storage service fees charged to suppliers, display-related service fees, and various service-related fees associated with assisting suppliers in conducting marketing activities.

Due to the significant contribution of supplier income to Yonghui Superstores Co., Ltd.’s profits and the increasing frequency and complexity of transactions with suppliers, there is inherent risk of inaccurate recognition of income or improper allocation to accounting periods. Therefore, we have determined the recognition of supplier income as a key audit matter.

Relevant information is disclosed in Note III, 23 “Revenue from contracts with customers”, Note III, 31 “Significant accounting judgments and estimates”, and Note V, 43 “Operating revenue and costs” of the financial statements.

Our audit procedures include:

(1)	Understanding management’s accounting policies and key internal control measures related to the recognition of supplier income, and testing and evaluating the effectiveness of relevant internal control design and operation;

(2)	Testing general controls and key application controls of the information system with the assistance of internal information technology experts, including evaluating whether the information technology system operates as designed and the integrity and accuracy of the data transfer between information technology systems;

(3)	Examining the terms and conditions stipulated in the various types of standard contract agreements signed with suppliers to assess the appropriateness of the accounting treatment for the recognition of supplier income;

(4)	Selecting samples to perform detailed testing of various types of supplier income recognized by the Company, including verifying the supporting documents such as supplier contracts, invoices, supplier statements, and financial vouchers for the recognition of supplier income;

(5)	Performing the external confirmation procedure, comparing the results with the amounts recorded in the Company’s books, and performing alternative procedures for suppliers giving no response.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Provision for impairment loss on long-term equity investments

As of December 31, 2021, Yonghui Superstores Co., Ltd. had a carrying amount of RMB4,773,553 thousand for long-term equity investments, with an impairment provision of RMB724,437 thousand. This provision is made for long-term equity investments where the recoverable amount is lower than their carrying amount.

Due to the significance of long-term equity investments to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on long-term equity investments. Therefore, we have identified the provision for impairment loss on long-term equity investments made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in Note III, 9 “Long-term equity investments”, Note III, 17 “Impairment of assets”, Note III, 31 “Significant accounting judgments and estimates”, and Note V, 12 “Long-term equity investments” of the financial statements.

 Our audit procedures include:

(1)	Understanding and assessing the design and effectiveness of internal controls related to the impairment testing of long-term equity investments;

(2)	Conducting interviews with the Management of Yonghui Superstores Co., Ltd. to understand their investment intentions, the implementation of strategic cooperation, and the expectations of the cooperation, and viewing documents such as board resolutions related to the investment;

(3)	Discussing with management the basis for assessing indicators of impairment of long-term equity investments, obtaining financial statements of the investee companies, analyzing their financial information, and evaluating the reasonableness of management’s judgments regarding indicators of impairment of long-term equity investments;

(4)	Evaluating the independence, professional competence, and objectivity of external valuation experts hired by management, communicating with management, external valuation experts and internal valuation experts to assess key valuation parameters, with the assistance of internal valuation experts, evaluating the reasonableness of the methods, assumptions, and estimates used in the discounting of projected future cash flows of the assets based on the requirements of the CASBE;

(5)	Evaluating the disclosure of impairment provisions for long-term equity investments in the financial statements to determine compliance with the requirements of the CASBE.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Provision for impairment loss on store asset groups

The store asset groups primarily include long-term assets, such as fixed assets, long-term prepaid expenses, and right-of-use assets. As of December 31, 2021, the carrying amount of these assets has totaled RMB26,858,232 thousand, with impairment provision totaled RMB579,336 thousand. This provision is made for store asset groups where the recoverable amount is lower than their carrying amount. Due to the significance of store asset groups to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on store asset groups, therefore, we have identified the provision for impairment loss on store asset groups made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in Note III, 11 “Fixed assets”, Note III, 15 “Right-of-use assets”, Note III, 17 “Impairment of assets”, Note III, 18 (“Long-term prepaid expenses”), Note III, 31 (“Significant accounting judgments and estimates”, Note V, 15 “Fixed assets”, Note V, 18 “Right-of-use assets”, and Note V, 21 “Long-term prepaid expenses” of the financial statements.

Our audit procedures include:

(1)	Understanding and assessing the design and effectiveness of internal controls related to impairment testing of store assets;

(2)	Discussing with management the basis for judging the indicators of impairment of the store asset groups and evaluate whether management’s judgment on the indicators of impairment of the store asset groups is reasonable;

(3)	Communicating with management and internal valuation experts to evaluate key parameters of valuation; with assistance from internal valuation experts, assessing the appropriateness of the methods, assumptions, and estimates used to discount the projected future cash flows of asset groups based on the requirements of the CASBE;

(4)	Evaluating whether the disclosures related to impairment of store asset groups in the financial statements comply with the requirements of the CASBE.

IV.           Other Information

The Management of Yonghui Superstores Co., Ltd. is responsible for other information. Other information includes information covered in the annual report, but not financial statements and our audit reports.

Our audit opinions on the financial statements exclude other information and we do not publish any form of verification conclusions on other information.

In combination with our audit of financial statements, it is our responsibility to read other information, and in this process, consider whether other information to the financial statements or the situation we learned in the process of auditing is materially inconsistent or seems to have material misstatement.

Based on the work we have done, we should report the fact if we are certain that other information is materially misreported. In this respect, we have nothing to report.

V.            Responsibilities of the Management and the Governance for Financial Statements

The Management is responsible for preparing financial statements in accordance with the CASBE and fairly presenting the financial statements, as well as designing, implementing, and maintaining a system of internal control necessary to make sure the financial statements are free from material misstatement, whether due to fraud or error.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

During the preparation of the financial statements, the management is responsible for assessing the ability of Yonghui Superstores Co., Ltd. to continue as a going concern, disclosing any relevant matters related to going concern (if applicable), and applying the going concern assumption, unless it intends to liquidate, cease operations, or has no other realistic option.

The governance level is responsible for overseeing the financial reporting process of Yonghui Superstores Co., Ltd.

VI.           Responsibilities of CPAs for Auditing Financial Statements

Our objective is to obtain reasonable assurance for that the financial statements are free of material misstatements due to fraud or errors and to issue an audit report containing audit opinions. Reasonable assurance is a high-level assurance, but it does not guarantee that audits conducted according to audit standards will always identify a material misstatement that exists. A misstatement may be caused by fraud or errors and it is usually considered “material” when it is reasonably expected that the misstatement would, either individually or aggregately, affect the user’s economic decisions based on the financial statements.

In the process of auditing according to the auditing standards, we have applied our professional judgment and maintained professional skepticism. Meanwhile, we have also carried out the following work:

(1)	Identifying and assessing risks of material misstatement of financial statements due to fraud or errors; designing and implementing audit procedures to address these risks; obtaining adequate and appropriate audit evidence as a basis for issuing audit opinions. As fraud may involve collusion, forgery, willful omission, false statements, or overriding internal control, the risk of failing to identify material misstatements due to fraud is higher than that due to errors.

(2)	Understanding the internal control relevant to the audit in order to design audit procedures that are appropriate.

(3)	Evaluating the appropriateness of accounting policies adopted by the Management and the reasonableness of accounting estimates and related disclosures.

(4)	Reaching a conclusion on the appropriateness of the Management’s use of continuing operation assumption. Meanwhile, based on the audit evidence obtained, a conclusion may be obtained on whether there may be major uncertainties in matters or circumstances leading to major doubts about the continuing operation ability of the Yonghui Superstores Co., Ltd. If we conclude a significant uncertainty, we shall, as required by the auditing standards, draw the attention of users of the financial statements to the relevant disclosures in the audit report; if the disclosure is insufficient, we shall give a modified opinion. Our conclusions are based on information available as of the audit report date. However, future matters or conditions may lead to an inability of Yonghui Superstores Co., Ltd. to continue as a going concern.

(5)	Evaluating the overall presentation, structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

(6)	Obtaining sufficient and appropriate audit evidence regarding the financial information of entities or business activities within Yonghui Superstores Co., Ltd. in order to express an audit opinion on the financial statements. We are responsible for guiding, supervising, and executing the Group’s audit, and bearing all liabilities for our audit opinions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

We communicated with the Governance on planned audit coverage, scheduling, and major audit findings, including the internal control defects deserving attention which were identified in the audit.

We also provided a statement to the Governance on compliance with ethical requirements related to independence and discussed with them all relationships and other matters that may reasonably be considered to affect our independence, as well as associated preventive actions (where applicable).

From the matters that we communicated with the Governance, we decided which were the most important to the audit of the current financial statements and therefore constituted key audit matters. We shall describe these matters in the audit report, unless the public disclosure of these matters is prohibited by laws and regulations, or in rare cases, if reasonably expected, the negative consequences of communicating a matter in an audit report outweigh the benefits in the public interest, we shall determine that the matter should not be communicated in the audit report.

AYHM (2022) SZi No.60922355_B01

Yonghui Superstores Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

II. Financial Statements

Consolidated Balance Sheet

December 31, 2021

Prepared by: Yonghui Superstores Co., Ltd.

		Unit: Yuan Currency: RMB

Items	Notes	December 31, 2021	December 31, 2020
Current assets:
Monetary funds		9,163,127,740.22	12,005,455,154.69
Loans and advances (short-term)		568,806,255.36	1,393,758,718.35
Trading financial assets		1,560,917,920.71	241,410,438.34
Notes receivable
Factoring receivable		1,411,455,365.03	2,710,166,360.05
Account receivable		477,000,229.84	447,397,868.68
Receivables financing
Advance payments		1,972,320,710.23	2,467,802,583.53
Other receivables		742,369,328.43	938,269,620.40
Including: interests receivable		201,536.05	211,245.24
Dividends receivable
Inventories		10,791,491,206.86	10,881,679,092.38
Assets held for sale
Non-current assets due within one year		41,563,339.26
Other current assets		1,985,431,196.03	2,092,549,539.13
Total current assets		28,714,483,291.97	33,178,489,375.55
Non-current assets:
Loans and advances		245,810,924.79	201,557,024.80
Debt investment
Other creditor investments
Long-term receivables		73,044,056.84
Long-term equity investment		4,773,553,407.12	5,409,972,860.53
Investment in other equity instruments
Other non-current financial assets		4,100,000,000.00	5,618,159,570.30
Investment properties		321,941,383.78	332,748,387.92
Fixed assets		4,646,074,375.37	5,310,424,471.89
Construction in progress		410,335,149.87	194,264,567.11
Productive biological assets		11,627,554.75
Oil and gas assets
Right-of-use assets		21,967,161,359.54
Intangible assets		1,525,435,308.65	1,616,982,112.68
Development expenses
Goodwill		3,661,378.25	121,331,244.79
Long-term deferred expenses		3,482,489,035.42	3,701,445,094.02
Deferred tax asset		1,036,025,168.71	472,606,455.22
Other non-current assets
Total non-current assets		42,597,159,103.09	22,979,491,789.26
Total assets		71,311,642,395.06	56,157,981,164.81
Current liabilities:
Short-term loans		10,947,557,472.21	13,889,997,357.11
Borrowings from central bank
Borrowing funds
Trading financial liabilities
Derivative financial liabilities
Notes payable		33,000,000.00
Accounts payable		12,518,578,825.59	12,513,674,031.70
Accounts collected in advance		199,815,968.65	197,284,021.08
Contract liabilities		4,303,074,375.86	3,472,076,794.19

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	December 31, 2021	December 31, 2020
Financial assets sold for repurchase
Deposits from customers and interbank
Acting trading securities
Acting underwriting securities
Payroll payable		665,285,751.18	721,581,678.15
Taxes payable		202,850,017.46	266,452,210.54
Other payables		2,761,266,270.83	3,510,335,991.72
Including: interests payable
Dividends payable		12,000,000.00	11,528,208.00
Handling charges and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year		2,069,851,210.42
Other current liabilities		390,433,950.39	321,886,940.98
Total current liabilities		34,091,713,842.59	34,893,289,025.47
Non-current liabilities:
Provision for insurance contracts
Long-term borrowings		1,021,069,722.22
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		24,826,561,091.82
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		3,628,259.35	123,670,630.29
Deferred income		118,370,289.79	130,947,523.55
Deferred tax liabilities		172,894,859.29	616,873,988.17
Other non-current liabilities
Total non-current liabilities		26,142,524,222.47	871,492,142.01
Total liabilities		60,234,238,065.06	35,764,781,167.48
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,516,285,608.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,276,144,811.80	6,926,920,343.78
Less: Treasury shares			2,009,067,652.38
Other comprehensive income		1,494,334.19	-584,134.06
Special reserves
Surplus reserves		1,103,806,707.15	1,030,866,477.21
Undistributed profits		-3,797,684,715.49	3,886,681,562.18
Total Equity (or shareholders’ equity) attributable to parent company		10,658,798,130.65	19,351,102,204.73
Minority interests		418,606,199.35	1,042,097,792.60
Total equity (or shareholders’ equity)		11,077,404,330.00	20,393,199,997.33
Total liabilities and owners’ (or shareholders’) equity		71,311,642,395.06	56,157,981,164.81

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Balance Sheet of the Parent Company

December 31, 2021

Prepared by: Yonghui Superstores Co., Ltd.

		Unit: Yuan Currency: RMB

Items	Notes	December 31, 2021	December 31, 2020
Current assets:
Monetary funds		3,842,006,361.29	6,910,650,846.27
Trading financial assets		543,039,966.58	50,719,741.48
Derivative financial assets
Notes receivable
Account receivable		36,908,913.98	60,915,137.48
Receivables financing
Advance payments		107,686,813.66	137,433,276.57
Other receivables		43,481,029,538.77	24,906,579,097.05
Including: interests receivable
Dividends receivable		18,000,000.00
Inventories		381,558,282.19	473,979,768.06
Contract assets
Assets held for sale
Non-current assets due within one year		7,503,976.35
Other current assets		123,273,153.05	164,936,487.28
Total current assets		48,523,007,005.87	32,705,214,354.19
Non-current assets:
Debt investment
Other creditor investments
Long-term receivables		7,345,349.21
Long-term equity investment		12,122,911,290.72	11,453,358,655.85
Investment in other equity instruments
Other non-current financial assets		4,100,000,000.00	4,458,278,378.94
Investment properties
Fixed assets		446,381,583.68	478,837,682.00
Construction in progress		13,427,506.63	32,888,275.21
Productive biological assets
Oil and gas assets
Right-of-use assets		617,260,980.28
Intangible assets		249,134,183.06	211,227,926.32
Development expenses
Goodwill
Long-term deferred expenses		69,977,631.10	89,764,211.59
Deferred tax asset		31,228,402.46	189,913,289.70
Other non-current assets
Total non-current assets		17,657,666,927.14	16,914,268,419.61
Total assets		66,180,673,933.01	49,619,482,773.80
Current liabilities:
Short-term loans		7,645,637,472.21	10,808,265,416.68
Trading financial liabilities
Derivative financial liabilities
Notes payable		1,833,000,000.00	1,380,000,000.00
Accounts payable		943,391,714.96	677,988,956.10
Accounts collected in advance		12,301,803.89	15,075,140.35
Contract liabilities		722,349,016.49	233,649,565.20
Payroll payable		36,188,048.25	63,342,110.44
Taxes payable		10,523,947.10	8,667,008.99
Other payables		36,043,303,593.22	18,623,630,326.09
Including: interests payable
Dividends payable			11,528,208.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	December 31, 2021	December 31, 2020
Liabilities held for sale
Non-current liabilities due within one year		109,141,831.96
Other current liabilities		65,707,109.62	21,698,155.17
Total current liabilities		47,421,544,537.70	31,832,316,679.02
Non-current liabilities:
Long-term borrowings		1,021,069,722.22
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		654,634,402.00
Long-term accounts payable
Long-term payroll payable
Estimated liabilities			1,286,000.00
Deferred income		5,333,333.40	6,933,333.36
Deferred tax liabilities			197,810,762.52
Other non-current liabilities
Total non-current liabilities		1,681,037,457.62	206,030,095.88
Total liabilities		49,102,581,995.32	32,038,346,774.90
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,516,285,608.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,135,238,517.71	6,764,350,200.40
Less: Treasury shares			2,009,067,652.38
Other comprehensive income		1,652,642.73	-796,187.66
Special reserves
Surplus reserves		1,103,806,707.15	1,030,866,477.21
Undistributed profits		2,762,357,077.10	2,279,497,553.33
Total equity (or shareholders’ equity)		17,078,091,937.69	17,581,135,998.90
Total liabilities and owners’ (or shareholders’) equity		66,180,673,933.01	49,619,482,773.80

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Income Statement

January — December, 2021

		Unit: Yuan Currency: RMB

Items	Notes	Year 2021	Year 2020
I. Total operating income		91,061,894,312.13	93,199,107,664.03
Including: operating income		91,061,894,312.13	93,199,107,664.03
Interest income
Earned premium
Fee and commission income
II. Total operating cost		95,004,917,681.58	91,455,482,429.43
Including: operating cost		74,027,212,258.30	73,280,513,427.89
Taxes and surcharges		212,940,218.11	219,749,875.50
Selling expenses		16,629,508,068.60	15,438,729,869.72
Administrative expenses		2,155,455,991.88	2,293,027,943.94
Research and development expenses		428,107,468.21
Financial expenses		1,551,693,676.48	223,461,312.38
Including: interest expenses		1,677,039,950.99	314,446,061.01
Interest income		292,633,975.09	251,939,362.97
Plus: other income		183,457,683.83	316,486,618.58
Investment income (loss is indicated by ‘-’)		192,012,753.98	-142,942,629.21
Including: share of profits of joint ventures and cooperative enterprise		-49,185,860.49	-273,205,995.95
Gains from derecognition of financial assets measured at amortized cost
Exchange earning (loss is indicated by “-”)
Net exposure hedging income (loss is indicated by “-”)
Income from fair value variation (loss filled with “-”)		-378,526,760.32	1,151,555,962.89
Credit impairment losses (loss is indicated by “-”)		-157,429,853.92	-83,365,539.13
Assets impairment losses (loss is indicated by “-”)		-777,436,356.28	-692,443,925.90
Gains from disposal of assets (loss is indicated by “-”)		53,364,075.49	-8,159,225.80
III. Operating profits (loss is indicated by “-”)		-4,827,581,826.67	2,284,756,496.03
Plus: non-operating income		343,946,144.11	290,389,354.49
Less: Non-operating expenses		238,437,045.90	400,965,801.23
IV. Total profit (total loss is indicated by “-”)		-4,722,072,728.46	2,174,180,049.29
Less: income tax expense		-227,494,019.44	520,991,471.77
V. Net profit (net loss is indicated by “-”)		-4,494,578,709.02	1,653,188,577.52
(I) Classified by business continuity
1. Net profit from continuous operation (net loss is indicated by “-”)		-4,494,578,709.02	1,653,188,577.52
2. Net profit from discontinued operation (net loss is indicated by “-”)
(II) Classified by ownership
1. Net profit attributable to the owners of the Parent Company (net loss is indicated by “-”)		-3,943,871,849.80	1,794,470,167.16
2. Minority interest income (net loss is indicated by “-”)		-550,706,859.22	-141,281,589.64
VI. After-tax Net Amount of Other Comprehensive Income		2,078,468.25	-2,086,197.59

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2021	Year 2020
(I) Net amount of other comprehensive income after tax attributable to the owners of the parent company		2,078,468.25	-2,086,197.59
1. Other comprehensive income that cannot be reclassified into profit and loss
(1) Changes caused by re-measurement and re-definition of benefit plan
(2) Other comprehensive income that cannot be converted into profits or losses under the equity method
(3) Fair value changes of other equity instrument investment
(4) Fair value changes of enterprise own credit risk
2. Other comprehensive income to be re-classified into profit and loss		2,078,468.25	-2,086,197.59
(1) Other comprehensive income that can be converted into losses and profits under the equity method		2,448,830.39	-2,132,477.55
(2) Fair value changes of other creditor investments
(3) Amount of financial assets re-classified and included in other comprehensive income
(4) Provision for credit depreciation of other creditor investments
(5) Cash flow hedging reserves
(6) Balance arising from the translation of foreign currency financial statements		-370,362.14	46,279.96
(7) Others
(II) After-tax net amount of other comprehensive income attributable to minority shareholders
VII. Total comprehensive income		-4,492,500,240.77	1,651,102,379.93
(I) Total comprehensive income attributable to the owners of the Parent Company		-3,941,793,381.55	1,792,383,969.57
(II) Total comprehensive income attributable to minority shareholders		-550,706,859.22	-141,281,589.64
VIII. Earnings per share:
(I) Basic EPS (RMB/share)		-0.43	0.19
(II) Diluted EPS (RMB/share)		-0.43	0.19

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Income Statement of the Parent Company

January — December, 2021

Unit: Yuan Currency: RMB

Items	Notes	Year 2021	Year 2020
I. Operation Revenue		7,941,631,838.96	7,875,327,537.91
Less: operating cost		6,842,205,689.85	6,499,212,131.10
Taxes and surcharges		16,978,178.50	23,926,133.79
Selling expenses		828,235,306.14	828,985,836.77
Administrative expenses		351,831,395.07	614,180,158.73
Research and development expenses		52,851,538.02
Financial expenses		144,191,955.91	40,898,745.85
Including: interest expenses		391,875,730.93	241,368,558.16
Interest income		266,765,444.08	214,808,632.26
Plus: other income		5,957,911.59	73,061,222.80
Investment income (loss is indicated by ’-’)		1,017,139,509.70	1,878,979,185.59
Including: share of profits of joint ventures and cooperative enterprise		-23,048,225.04	-285,682,412.24
Gains from derecognition of financial assets measured at amortized cost
Net exposure hedging income (loss is indicated by “-”)
Income from fair value variation (loss filled with “-”)		131,041,846.16	592,837,153.12
Credit impairment losses (loss is indicated by “-”)		-1,987,493.44	-785,634.47
Assets impairment losses (loss is indicated by “-”)		-53,532,530.48	-192,378,050.34
Gains from disposal of assets (loss is indicated by “-”)		1,379,773.07	-927,680.57
II. Operating profit (loss is indicated by “-”)		805,336,792.07	2,218,910,727.80
Plus: non-operating income		22,866,752.75	11,127,543.57
Less: Non-operating expenses		13,230,952.86	5,480,501.14
III. Total profit (total loss is indicated by “-”)		814,972,591.96	2,224,557,770.23
Less: income tax expense		-13,448,925.09	134,982,144.39
IV. Net profit (net loss is indicated by “-”)		828,421,517.05	2,089,575,625.84
(I) Net profit from continuous operation (net loss is indicated by “-”)		828,421,517.05	2,089,575,625.84
(II) Net profit from discontinued operation (net loss is indicated by “-”)
V. After-tax net amount of other comprehensive income		2,448,830.39	-2,132,477.55
(I) Other comprehensive income that will not be reclassified to profit or loss
1. Changes caused by re-measurement of defined benefit plan
2. Other comprehensive income using the equity method that will not be reclassified to profit or loss
3. Changes in fair value of other equity instrument investments
4. Changes in fair value of enterprise’s own credit risk

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2021	Year 2020
(II) Other comprehensive income to be reclassified to profit or loss		2,448,830.39	-2,132,477.55
1. Other comprehensive income that can be reclassified to profit or loss in equity method		2,448,830.39	-2,132,477.55
2. Changes in fair value of other creditor investments
3. Amount of financial assets re-classified and included in other comprehensive income
4. Provision for credit impairment of other creditor investments
5. Cash flow hedging reserve
6. Balance arising from the translation of foreign currency financial statements
7. Others
VI. Total comprehensive income		830,870,347.44	2,087,443,148.29
VII. Earnings per share (EPS):
(I) Basic EPS (RMB/share)
(II) Diluted EPS (RMB/share)

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Cash Flow Statement

January — December, 2021

Unit: Yuan Currency: RMB

Items	Notes	Year 2021	Year 2020
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		100,284,205,560.45	107,922,209,607.29
Tax refunds received
Other cash received relating to operating activities		3,020,586,574.65	880,432,402.09
Subtotal of cash inflows from operating activities		103,304,792,135.10	108,802,642,009.38
Cash paid for purchasing goods and receiving services		80,837,588,736.76	84,806,526,394.32
Cash paid to and on behalf of employees		8,702,715,416.83	7,483,709,291.53
Cash paid for taxes		1,037,017,460.13	1,615,975,562.07
Other cash paid relating to operating activities		6,900,549,592.13	8,756,720,879.32
Subtotal of cash outflows from operating activities		97,477,871,205.85	102,662,932,127.24
Net cash flow from operating activities		5,826,920,929.25	6,139,709,882.14
II. Cash flow from investment activities:
Cash received from disposal of investments		681,186,560.54	121,828,381.49
Cash received from investment income		57,672,406.30	92,953,747.32
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		6,648,320.55	6,019,931.99
Net cash received from the disposal of subsidiaries and other business entities
Other cash received relating to investment activities		2,475,657,999.00	5,826,511,631.94
Subtotal of cash inflows from investment activities		3,221,165,286.39	6,047,313,692.74
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		2,010,217,133.88	2,086,507,106.23
Cash paid for investment		159,799,999.46	745,006,998.05
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities		1,966,236,083.15	5,387,235,544.57
Subtotal of cash outflows from investment activities		4,136,253,216.49	8,218,749,648.85
Net cash flow from investment activities		-915,087,930.10	-2,171,435,956.11
III. Cash flow from financing activities:
Cash received from investors		50,450,000.00	354,057,473.88
Including: cash received by subsidiaries from absorbing minority shareholder’s investment		50,450,000.00	354,057,473.88
Cash received from borrowings		15,520,000,000.00	15,630,840,273.76
Other cash received relating to financing activities		39,947,401.43
Subtotal of cash inflows from financing activities		15,610,397,401.43	15,984,897,747.64
Cash paid for debt repayment		17,430,840,273.76	12,546,526,073.72

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2021	Year 2020
Cash paid for distribution of dividends and profits, or cash payment for interests		555,415,007.07	1,562,195,662.61
Including: dividend and profit paid by subsidiaries to minority shareholders		12,000,000.00	12,000,000.00
Other cash paid relating to financing activities		4,480,050,083.91	1,769,956,756.86
Subtotal of cash outflows from financing activities		22,466,305,364.74	15,878,678,493.19
Net cash flow from financing activities		-6,855,907,963.31	106,219,254.45
IV. Effect of exchange rate changes on cash and cash equivalents		-242,700.09	-1,095,099.15
V. Net increase in cash and cash equivalents		-1,944,317,664.25	4,073,398,081.33
Plus: opening balance of cash and cash equivalents		10,587,979,162.31	6,514,581,080.98
VI. Closing balance of cash and cash equivalents		8,643,661,498.06	10,587,979,162.31

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Cash Flow Statement of the Parent Company

January — December, 2021

Unit: Yuan Currency: RMB

Items	Notes	Year 2021	Year 2020
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		9,112,576,497.00	9,142,918,733.40
Tax refunds received
Other cash received relating to operating activities		325,497,331.89	236,274,938.26
Subtotal of cash inflows from operating activities		9,438,073,828.89	9,379,193,671.66
Cash paid for purchasing goods and receiving services		6,571,173,336.26	7,147,243,295.43
Cash paid to and on behalf of employees		519,263,297.75	492,460,496.77
Cash paid for taxes		17,866,877.16	88,256,250.95
Other cash paid relating to operating activities		423,944,760.19	684,367,564.17
Subtotal of cash outflows from operating activities		7,532,248,271.36	8,412,327,607.32
Net cash flow from operating activities		1,905,825,557.53	966,866,064.34
II. Cash flow from investment activities:
Cash received from disposal of investments		392,237,024.23	621,763,174.28
Cash received from investment income		1,025,737,568.50	2,038,798,695.52
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		431,393.19	3,487,892.32
Net cash received from the disposal of subsidiaries and other business entities
Other cash received relating to investment activities		685,906,973.39	5,278,507,405.68
Subtotal of cash inflows from investment activities		2,104,312,959.31	7,942,557,167.80
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		194,711,725.94	90,220,667.88
Cash paid for investment		1,041,000,000.00	1,779,842,157.75
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities		696,580,376.07	3,398,949,842.30
Subtotal of cash outflows from investment activities		1,932,292,102.01	5,269,012,667.93
Net cash flow from investment activities		172,020,857.30	2,673,544,499.87
III. Cash flow from financing activities:
Cash received from investors
Cash received from borrowings		10,020,000,000.00	12,050,000,000.00
Other cash received relating to financing activities		6,866,258.70
Subtotal of cash inflows from financing activities		10,026,866,258.70	12,050,000,000.00
Cash paid for debt repayment		12,150,000,000.00	9,645,840,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		521,141,531.76	1,481,529,260.16

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2021	Year 2020
Other cash paid relating to financing activities		1,546,620,002.23	1,769,956,756.86
Subtotal of cash outflows from financing activities		14,217,761,533.99	12,897,326,017.02
Net cash flow from financing activities		-4,190,895,275.29	-847,326,017.02
IV. Effect of exchange rate changes on cash and cash equivalents
V. Net increase in cash and cash equivalents		-2,113,048,860.46	2,793,084,547.19
Plus: opening balance of cash and cash equivalents		5,531,786,671.34	2,738,702,124.15
VI. Closing balance of cash and cash equivalents		3,418,737,810.88	5,531,786,671.34

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Statement of Changes in Equity

January – December, 2021

Unit: Yuan Currency: RMB

	Year 2021
						Equity attributable to parent company
		Other equity instruments					Others			General
	Paid-in capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		risk	Undistributed			Minority
Items	(or capital stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,516,285,608.00				6,926,920,343.78	2,009,067,652.38	-584,134.06		1,030,866,477.21		3,886,681,562.18		19,351,102,204.73	1,042,097,792.60	20,393,199,997.33
Plus: Changes in accounting policies									-9,901,921.77		-3,484,049,730.53		-3,493,951,652.30	-111,234,734.03	-3,605,186,386.33
Correction of previous errors
Business combination under same control
Others
II. Opening balance of current year	9,516,285,608.00				6,926,920,343.78	2,009,067,652.38	-584,134.06		1,020,964,555.44		402,631,831.65		15,857,150,552.43	930,863,058.57	16,788,013,611.00
III. Increase and decrease of current period (decrease is indicated by “-”)	-441,248,615.00				-2,650,775,531.98	-2,009,067,652.38	2,078,468.25		82,842,151.71		-4,200,316,547.14		-5,198,352,421.78	-512,256,859.22	-5,710,609,281.00
(I) Total Comprehensive Income							2,078,468.25				-3,943,871,849.80		-3,941,793,381.55	-550,706,859.22	-4,492,500,240.77
(II) Capital paid in and reduced by owners	-441,248,615.00				-2,650,775,531.98	-2,009,067,652.38							-1,082,956,494.60	50,450,000.00	-1,032,506,494.60
1. Ordinary share invested by the owners														50,450,000.00	50,450,000.00
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity					-4,483,811.25								-4,483,811.25	-4,483,811.25
4. Others	-441,248,615.00				-2,646,291,720.73	-2,009,067,652.38							-1,078,472,683.35	-1,078,472,683.35
(III) Profit distribution									82,842,151.71		-256,444,697.34		-173,602,545.63	-12,000,000.00	-185,602,545.63
1. Appropriation to surplus reserve									82,842,151.71		-82,842,151.71
2. Appropriation to general risk reserves
3. Distribution to the owners (or shareholders)											-173,602,545.63		-173,602,545.63	-12,000,000.00	-185,602,545.63
4. Others
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Year 2021
Equity attributable to parent company
		Other equity instruments					Others			General
	Paid-in capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		risk	Undistributed			Minority
Items	(or capital stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	reserves	profits	Others	Subtotal	interests	Total equity
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00

	Year 2020
						Equity attributable to parent company
		Other equity instruments					Others			General
	Paid-in capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		risk	Undistributed			Minority
Items	(or capital stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,570,462,108.00				7,177,945,678.08	998,200,375.60	1,502,063.53		821,908,914.63		3,532,326,671.64		20,105,945,060.28	348,475,202.70	20,454,420,262.98
Plus: Changes in accounting policies Correction of previous errors Business combination under same control
Others
II. Opening balance of current year	9,570,462,108.00				7,177,945,678.08	998,200,375.60	1,502,063.53		821,908,914.63		3,532,326,671.64		20,105,945,060.28	348,475,202.70	20,454,420,262.98
III. Increase and decrease of current period (decrease is indicated by “-”)	-54,176,500.00				-251,025,334.30	1,010,867,276.78	-2,086,197.59		208,957,562.58		354,354,890.54		-754,842,855.55	693,622,589.90	-61,220,265.65
(I) Total Comprehensive Income							-2,086,197.59				1,794,470,167.16		1,792,383,969.57	-141,281,589.64	1,651,102,379.93
(II) Capital paid in and reduced by owners	-54,176,500.00				-251,025,334.30	1,010,867,276.78							-1,316,069,111.08	354,057,473.88	-962,011,637.20
1. Ordinary share invested by the owners														352,940,000.00	352,940,000.00
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity					92,387,678.15								92,387,678.15		92,387,678.15
4. Others	-54,176,500.00				-343,413,012.45	1,010,867,276.78							-1,408,456,789.23	1,117,473.88	-1,407,339,315.35

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2020
						Equity attributable to parent company
		Other equity instruments					Others			General
	Paid-in capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		risk	Undistributed			Minority
Items	(or capital stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	reserves	profits	Others	Subtotal	interests	Total equity
(III) Profit distribution									208,957,562.58		-1,440,115,276.62		-1,231,157,714.04	-12,000,000.00	-1,243,157,714.04
1. Appropriation to surplus reserve									208,957,562.58		-208,957,562.58
2. Appropriation to general risk reserves
3. Distribution to the owners (or shareholders)											-1,231,157,714.04		-1,231,157,714.04	-12,000,000.00	-1,243,157,714.04
4. Others
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others														492,846,705.66	492,846,705.66
IV. Closing balance of current period	9,516,285,608.00				6,926,920,343.78	2,009,067,652.38	-584,134.06		1,030,866,477.21		3,886,681,562.18		19,351,102,204.73	1,042,097,792.60	20,393,199,997.33

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Statement of Changes in Equity of the Parent Company

January – December, 2021

Unit: Yuan Currency: RMB

	Year 2021
	Paid-in capital	Other equity instruments					Other
	(or capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		Undistributed
Items	stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	profits	Total equity
I. Closing balance of last year	9,516,285,608.00				6,764,350,200.40	2,009,067,652.38	-796,187.66		1,030,866,477.21	2,279,497,553.33	17,581,135,998.90
Plus: Changes in accounting policies									-9,901,921.77	-89,117,295.94	-99,019,217.71
Correction of previous errors
Others
II. Opening balance of current year	9,516,285,608.00				6,764,350,200.40	2,009,067,652.38	-796,187.66		1,020,964,555.44	2,190,380,257.39	17,482,116,781.19
III. Increase and decrease of current period (decrease is indicated by “-”)	-441,248,615.00				-2,629,111,682.69	-2,009,067,652.38	2,448,830.39		82,842,151.71	571,976,819.71	-404,024,843.50
(I) Total Comprehensive Income							2,448,830.39			828,421,517.05	830,870,347.44
(II) Capital paid in and reduced by owners	-441,248,615.00				-2,629,111,682.69	-2,009,067,652.38					-1,061,292,645.31
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity					-4,483,811.25						-4,483,811.25
4. Others	-441,248,615.00				-2,624,627,871.44	-2,009,067,652.38					-1,056,808,834.06
(III) Profit distribution									82,842,151.71	-256,444,697.34	-173,602,545.63
1. Appropriation to surplus reserve									82,842,151.71	-82,842,151.71
2. Distributions to owners (or shareholders)										-173,602,545.63	-173,602,545.63
3. Others

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Year 2021
	Paid-in capital	Other equity instruments					Other
	(or capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special		Undistributed
Items	stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	Surplus reserves	profits	Total equity
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Year 2020
		Other equity instruments
Items	Paid-in capital (or capital stock)	Preferred stock	Perpetual bonds	Others	Capital reserves	Less: Treasury shares	Other comprehensive income	Special reserves	Surplus reserves	Undistributed profits	Total equity
I. Closing balance of last year	9,570,462,108.00				7,013,536,898.00	998,200,375.60	1,336,289.89		821,908,914.63	1,630,037,204.11	18,039,081,039.03
Plus: Changes in accounting policies
Correction of previous errors
Others
II. Opening balance of current year	9,570,462,108.00				7,013,536,898.00	998,200,375.60	1,336,289.89		821,908,914.63	1,630,037,204.11	18,039,081,039.03
III. Increase and decrease of current period (decrease is indicated by "-")	-54,176,500.00				-249,186,697.60	1,010,867,276.78	-2,132,477.55		208,957,562.58	649,460,349.22	-457,945,040.13
(I) Total Comprehensive Income							-2,132,477.55			2,089,575,625.84	2,087,443,148.29
(II) Capital paid in and reduced by owners	-54,176,500.00				-249,186,697.60	1,010,867,276.78					-1,314,230,474.38
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity					92,387,678.15						92,387,678.15
4. Others	-54,176,500.00				-341,574,375.75	1,010,867,276.78					-1,406,618,152.53
(III) Profit distribution									208,957,562.58	-1,440,115,276.62	-1,231,157,714.04
1. Appropriation to surplus reserve									208,957,562.58		-208,957,562.58
2. Distributions to owners (or shareholders)										-1,231,157,714.04	-1,231,157,714.04
3. Others
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2020
		Other equity instruments
Items	Paid-in capital (or capital stock)	Preferred stock	Perpetual bond	Others	Capital reserves	Less: Treasury shares	Other comprehensive income	Special reserves	Surplus reserves	Undistributed profits	Total equity
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,516,285,608.00				6,764,350,200.40	2,009,067,652.38	-796,187.66		1,030,866,477.21	2,279,497,553.33	17,581,135,998.90

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

III.   Company Profile

1.     Company Overview

√	Applicable	☐	Not applicable

Yonghui Superstores Co., Ltd. ("the Company"), established on August 13, 2009, is a limited liability company registered in Fujian Province, People's Republic of China, with a long-term operating period. The Company's issued common shares, denominated in RMB, are listed on the Shanghai Stock Exchange. The Company is headquartered at No. 436 West 2nd Ring Middle Road, Fuzhou City, Fujian Province.

The main business activities of the Company and its subsidiaries (the "Group") include the sale of fresh products, food supplies, clothing, and related promotional services, logistics distribution, real estate property acquisition, construction and leasing, etc.

The financial statements were approved by the Company's Board of Directors on April 28, 2022. According to Articles of Association of the Company, the financial statements would be submitted to the shareholders' meeting for review.

The consolidation scope of the consolidated financial statements is determined based on control. For changes in the current year, please refer to Section VIII, Change of Consolidation Scope and Section IX, Equity in Other Entities.

2.     Scope of Consolidated Financial Statements

√	Applicable	☐	Not applicable

As of December 31, 2021, the Company had owned 131 subsidiary companies, with an increase of 8 compared to the previous year in the number of entities included in the consolidation scope. Among them, the increase in the consolidation scope is due to the addition of 15 newly established companies, while the decrease is due to the cancellation of 7 companies.

IV.   Preparation Basis for Financial Statements

1.     Basis of preparation

The financial statements were prepared in accordance with the CASBE: Basic Standards promulgated by the Ministry of Finance and the specific accounting standards, application guidelines, explanations and other regulations (collectively referred to as "Accounting Standards for Business Enterprises") issued and revised thereafter.

2.     Going concern

√	Applicable	☐	Not applicable

The financial statements were listed on a going concern basis.

V.    Significant Accounting Policy and Estimate

Specific accounting policies and accounting estimates presentation:

√	Applicable	☐	Not applicable

The Group has formulated specific accounting policies and estimates based on its actual production and operational characteristics, mainly reflected in the provision for bad debts of receivables, inventory valuation methods, depreciation of fixed assets, amortization of intangible assets, capitalization criteria for research and development expenses, amortization of long-term prepaid expenses, recognition of deferred tax assets, provision for impairment of long-term assets, and revenue recognition and measurement, as described below.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

1.     Statement on Compliance with CASBE

The financial statements comply with the requirements of the CASBE, providing a true and complete reflection of the financial position of the Company and the Group as of December 31, 2021, as well as their operating performance and cash flows for the year 2021.

2.     Accounting period

The fiscal year of the Group adopts the Gregorian calendar year, that is, every year from January 1 to December 31.

3.     Operating cycle

√	Applicable	☐	Not applicable

Business cycle of the Group is 12 months.

4.     Recording currency

The recording currency adopted by the Company and its domestic subsidiaries and currency used for preparing the financial statements are RMB. The overseas subsidiary companies of the Company determine their functional currency based on the primary economic environment in which they operate and convert it to RMB when preparing financial statements. Unless otherwise specified, the monetary unit in the financial statements is RMB.

5.     Accounting method for business combination under and not under the same control

√	Applicable	☐	Not applicable

Business combination is divided into business combination under and not under same control.

Business combination under same control

For the business combination under same control, the assets and liabilities that the combing party obtains from the combined party, except from the adjustments made due to difference of accounting policies, shall be measured on the basis of the book value of the combined party in the consolidated financial statement of the final controller on the combination date. The difference between the book value of consideration paid and the book value of net assets acquired in a business combination is adjusted to capital reserves. If the capital reserves are insufficient, it is adjusted against retained earnings.

Business combination under same control that is realized by several transactions

In some financial statements, the book value shares of the net assets of the combined party in the consolidated financial statement of the final controller calculated based on the shareholding ratio on the combination date shall be deemed as the initial investment costs of the investment. For the balance between the initial investment costs, the book value of the investment held before the combination plus the book value of the consideration newly paid before the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted.

In consolidated financial statements, for the assets and liabilities of the acquiree obtained by the acquirer in the acquisition, in addition to the adjustment made due to difference of accounting policy, they shall be measured at the book value on the acquisition date in the consolidated financial statement of the final controller. For the balance between the sum of the book value of the investment held before the combination and the book value of the consideration newly paid on the combination date and the book value of net assets obtained in the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted. For the long-term equity investment held by the combining party before it obtained the control over the combined party, changes in relevant profits and losses, other comprehensive incomes and other owner's equities recognized from the later one of the date when the original equity is obtained and the date when the combining party and the combined party are under the final control of the same party to the combination date shall respectively be used to offset the retained income at the beginning period of the comparative statement or profits and losses of current period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Business combination not under the same control

Business combination not under the same control is a business combination in which the combining enterprises are not ultimately controlled by the same party or the same parties both before and after the business combination. In a business combination not under the same control, the party which obtains the control on other combining enterprise(s) on the acquisition date is the acquirer, and other combining enterprise(s) is(are) the acquiree. Acquisition date refers to the date on which the acquirer actually obtains the control on the acquiree.

Under the non-common control condition, acquiree's identifiable assets, liability and contingent liabilities acquired from the business combination shall be measured at fair value on the acquisition date.

If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is greater than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference is recognized as goodwill and subsequently measured at cost less accumulated impairment losses. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the identifiable assets, liabilities, the fair value of and contingent liabilities, the fair value of merger consideration paid (or the fair value of equity securities issued), and the fair value of equity held by the acquiree before the acquisition date shall be rechecked at first. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is still less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference shall be included in the current profits and losses.

In cases of step-by-step acquisition of businesses under common control, for long-term equity investments held by the acquiring party before the acquisition date, they are remeasured at fair value on the acquisition date. The difference between fair value and the book value is recognized in the current period's income statement. For the other comprehensive income of the acquired party's long-term equity investments held before the acquisition date accounted for under the equity method, the accounting treatment is based on the same basis as the direct disposal of the relevant assets or liabilities of the invested entity. Other changes in equity, other than net income, other comprehensive income, and profit distribution, are treated as income in the period to which the acquisition date belongs.

6.     Preparation method of consolidated financial statements

√	Applicable	☐	Not applicable

The combination scope of the consolidated financial statements is determined on the basis of control, including the financial statements Company and all of its subsidiaries. Subsidiaries refer to the entities controlled by the Company (including the detachable parts of the Company and the invested companies, the structured entities controlled by the Company, and so on).

When preparing consolidated financial statements, subsidiary companies adopt the same accounting year and accounting policies as the Company. Assets, liabilities, equity, income, expenses and cash flows generated by all transactions between subsidiaries of the Group are fully offset at the time of the merger.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Where the loss shared by minority shareholders in a subsidiary exceeds the share enjoyed by minority shareholders in the subsidiary's shareholder's equity at the beginning of the period, the balance shall be written down with the minority shareholders' equity.

For subsidiaries acquired through business combination not under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement from the date when the Group acquires the control right to the date when it terminates the control right. In the process of preparing consolidated financial statements, the financial statements of the subsidiary company shall be adjusted on the basis of the fair values of the identifiable assets, liabilities and contingent liabilities determined on the acquisition date.

For subsidiaries acquired through business combination under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement at the beginning of combination. During the preparation of consolidated financial statement, relevant items of financial statement of last year shall be adjusted and they will be regarded as reporting entities for consolidated statement and always exist since the control of final controller.

Where changes in relevant facts and circumstances result in changes to one or more of the control elements, the Group will reassess whether or not to control the investee.

In cases of step-by-step disposal of equity investments in subsidiary companies until control is lost, if it constitutes a transaction package, each transaction is accounted for as a disposal of subsidiary and loss of control transaction. However, the difference between the disposal proceeds and the share of net assets held in the subsidiary before loss of control is recognized as other comprehensive income in the consolidated financial statements and is transferred to the income statement of the period when control is lost. In cases of step-by-step disposal of equity investments in subsidiary companies until control is lost, if it does not constitute a transaction package, each transaction is accounted for separately to determine whether control is lost. In the circumstance of not losing the control, changes in minority shareholders' equity are taken as an equity transaction. If losing the control, the remaining equity is remeasured at its fair value as of the date control is lost. The difference between the consideration received for the disposal of equity and the sum of the fair value of the remaining equity, minus the proportionate share of net assets that would have been attributed to the original subsidiary from the acquisition date, is recognized as a loss in the current period. If there is goodwill associated with the subsidiary, the amount of goodwill is deducted when calculating the gain or loss on disposal of the subsidiary. Other comprehensive income related to the equity investment in the original subsidiary is accounted for based on the same basis as the direct disposal of assets or liabilities when control is lost. Other equity changes related to the original subsidiary's equity investment, excluding net income, other comprehensive income, and profit distribution, are transferred to the current period's income statement when control is lost.

7.     Accounting method for joint venture arrangement and joint operation

√	Applicable	☐	Not applicable

Joint arrangement refers to the arrangement jointly controlled by two or more participants. The Group's joint arrangements are classified as Cooperative Enterprises.

Joint venture refers to the Group only enjoying the right of joint venturing arrangement over the net assets.

The Group shall carry out accounting treatment for the investment of joint ventures in accordance with the provisions on the equity method of accounting for long-term equity investment.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

8.	Determination of cash and cash equivalents

Cash refers to the Group's cash on hand and deposits that can be used for payment at any time; cash equivalents refer to the cash held by the Group with short maturity, strong liquidity, and easy conversion to a known amount and the investment of low value changing risks.

9.	Foreign currency business and the translation of foreign currency financial statement

√	Applicable	☐	Not applicable

The Group shall translate the amount of a foreign currency transaction into its functional currency.

For foreign currency transactions, the foreign currency amount is initially recognized by using the spot exchange rate as of the transaction date to translate it into the functional currency amount. The foreign currency monetary items on the balance sheet date shall be translated at the spot exchange rate on the balance sheet date. The resulting converted difference between the settlement and monetary items shall be treated as profit or loss in the current period, except for the difference arising from the special borrowings of foreign currency relating to the acquisition and construction of assets eligible for capitalization is disposed as per the principle of borrowing costs capitalization. The foreign currency non-monetary items measured at the historical cost shall still be translated at the spot exchange rate on the transaction date, of which the amount of functional currency shall not be changed. Foreign currency non-monetary items measured at fair value shall be translated at the spot exchange rate on the date when the fair value is determined. The resulting difference shall be recognized in the current profit or loss or other comprehensive income based on the nature of the non-monetary items.

For overseas operations, the Group translates the financial statements from their functional currency to RMB: for assets and liabilities in the balance sheet, the spot exchange rate as of the balance sheet date is used, while for equity items other than "undistributed profit", the exchange rate as of the transaction date is used. For income and expense items in the income statement, the average exchange rate during the period is used for translation (unless the exchange rate fluctuations make it inappropriate, in which case the spot exchange rate as of the transaction date is used). The translation differences in the foreign currency financial statements obtained with the above-mentioned conversion method are recognized as other comprehensive income. In disposing of overseas operations, other comprehensive income related to the overseas operations shall be transferred to the disposal of current profits and losses, the partial disposal shall be calculated based on the disposal proportion.

The foreign currency cash flow and cash flow of overseas subsidiary shall be translated at the spot exchange rate on the date when the cash flow occurs. The influence of exchange rate fluctuation on cash shall be separately presented as an adjustment item in the cash flow statement.

10.	Financial instruments

√	Applicable	☐	Not applicable

Financial instruments refer to the contracts under which the financial assets of an enterprise are formed and the financial liability or right instruments of any other entity are formed.

Recognition and derecognition of financial instruments

A financial asset or financial liability shall be recognized when the Group becomes a party of financial instrument contract.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

A financial asset (or part of it, or a portion of a group of similar financial assets) is derecognized when the following conditions are met, that is, it is written off from its account and balance sheet:

(1)	The right to collect the cash flow of financial assets expires;

(2)	The right to receive cash flows from financial assets is transferred, or the obligation to pay the full amount of cash flows to third parties in time under the "pass-through agreement" is assumed; and (a) almost all the risks and rewards of financial assets ownership are substantially transferred, or (b) the control over the financial assets is abandoned, although all the risks and rewards are not substantially transferred or retained.

Where the responsibility for a financial liability has been fulfilled, revoked or expired, the financial liability will be derecognized. Where the current financial liability is replaced by another financial liability of the same creditor on virtually different terms, or the terms of the current liability are substantially modified, such replacement or modification shall be disposed for derecognition of the original liability and recognition of new liabilities, and the difference shall be included in the current profit and loss.

Financial asset bought and sold by regular means shall be recognized and derecognized in accordance with accounting at the transaction date. Regular way of buying or selling financial assets refers to the collection or delivery of financial assets within the time limit stipulated by regulations or common practices in accordance with the terms of the contract. The trading day is the date on which the Group promises to buy or sell financial assets.

Classification and measurement of financial assets

At the time of initial recognition, the financial assets of the Group are classified as follows according to the Group's business model of managing financial assets and contractual cash flow characteristics of financial assets: financial assets measured at fair value with changes included in current profits and losses, financial assets measured at amortized cost.

In initial recognition, financial assets shall be measured at fair value, but the accounts receivable arising from the sale of goods or provision of services exclude significant financing elements or do not take into account the financing elements of less than one year, and the initial measurement shall be carried out according to the transaction price.

For the financial assets measured at fair value with changes included in the current profits and losses, the transaction expenses thereof are directly recorded into the profits and losses of the current period; for other categories of financial assets, the transaction expenses thereof are included into the initially recognized amount.

Subsequent measurement of financial assets depends on their classification:

Financial assets measured at amortized costs

Financial assets that meet the following conditions simultaneously and are classified as financial assets measured at amortized cost: the business mode for managing the financial assets is to collect the contractual cash flows; as stipulated in the contract terms of the financial assets, the cash flow generated on a specific date is only the payment for principal and interest based on the amount of outstanding principal. Actual interest method is adopted for determining interest income of such financial assets, the profits and losses that arise when such financial assets are terminated, amortized or depreciated, shall be recorded into the profits and losses of the current period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Financial assets measured at fair value with changes included in current profits and losses

The Company classifies the financial assets above other than those measured at amortized cost as financial assets measured at fair value with changes included in current profits and losses. For such financial assets, the fair value is used for subsequent measurement, with all changes in fair value included in the current profits and losses.

Classification and measurement of financial liabilities

The Group's financial liabilities are classified as other financial liabilities when initially recognized, and the related transaction costs of other financial liabilities are included in the initial recognized amount.

Subsequent measurement of financial liabilities depends on their classification:

Other financial liabilities

These financial liabilities are calculated with the actual interest rate method with reference to the amortized cost for subsequent measurement.

Impairment of financial instruments

The group recognizes impairment losses and establishes provisions for expected credit losses on financial assets measured at amortized cost and lease receivables.

For accounts receivable without significant financing components, the Group measures the loss provision based on the expected credit loss amount within the whole duration by using the simplified measurement method.

For lease receivables, the Group chooses to apply a simplified measurement approach, measuring the loss provision based on the expected credit loss amount equivalent to the entire lease term.

For financial assets other than those using simplified measurement method, the Group assesses whether the credit risk has increased significantly since the initial recognition on each balance sheet date. If the credit risk does not increase significantly after initial recognition and is in the first stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the next 12 months, and calculates the interest income according to the book balance and the actual interest rate; if the credit risk has increased significantly since the initial recognition, but the credit depreciation has not occurred and the credit risk is in the second stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the book balance and the actual interest rate; if credit depreciation occurs after initial recognition and the credit risk is in the third stage, the Group measures the loss reserves according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the amortization cost and the actual interest rate. For financial instruments with low credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since initial recognition.

The Group assesses the expected credit loss of financial instruments based on individual and collective assessments. Considering the credit risk characteristics of different customers, the Group assesses the expected credit loss of receivables on the basis of aging combination.

For disclosures regarding the criteria for determining a significant increase in credit risk, definition of incurred credit-impaired assets, and assumptions for measuring expected credit losses, please refer to Note X, 2.

If the Group no longer reasonably expects the cash flow of the financial asset contract to be recovered in whole or in part, the book balance of the financial asset shall be directly written down.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Transfer of financial assets

In the event that the Group has transferred nearly all of the risks and rewards related to the ownership of the financial asset to the transferee, it shall stop recognizing the financial asset. In case it has retained nearly all of the risks and rewards associated with the ownership of the financial asset, the financial asset shall not be derecognized.

In the event the Group has neither transferred nor retained almost all the risks and rewards of ownership of financial assets, the following cases shall be considered: if the control of the financial assets is abandoned, the financial assets are derecognized and the assets and liabilities are recognized; if the financial assets are controlled, the relevant financial assets are recognized according to the extent to which they continue to be involved in the transferred financial assets, and the related liabilities are recognized accordingly.

In case it continues to be involved by transferring the financial assets and providing financial guarantee, the assets resulted in are recognized according to any one of the book value of the financial assets and the financial guarantee amount, whichever is lower. The amount of financial guarantee refers to the highest amount of repayment to be demanded among the considerations received.

11.  Notes receivable

Recognition method and accounting treatment method for expected credit loss of notes receivable

☐	Applicable	√	Not applicable

12.  Accounts receivables

Recognition method and accounting treatment method for expected credit loss of accounts receivable.

√	Applicable	☐	Not applicable

For accounts receivable, regardless of whether there is a significant financing component, the Group always measures its loss provision based on the amount equivalent to the expected credit loss during the entire duration.

When individual financial assets cannot be assessed for expected credit losses on a reasonable cost basis, the Group classifies receivables into various portfolios based on their credit risk characteristics. Expected credit losses are then calculated on a portfolio basis, and the determination of the portfolio is based on the following criteria:

Accounts receivable portfolio 1: Receivables for sales proceeds, supplier service fees, rent, project payments, and other amounts.

Accounts receivable portfolio 2: Receivables from related parties. Accounts receivable portfolio 3: Intra-group receivables.

For accounts receivable divided into the portfolio, the Group prepares a comparison table between the aging/days overdue of accounts receivable and the expected credit loss rate in the whole duration to calculate the expected credit loss by referring to the experience of historical credit loss and combining the current situation and the forecast of future economic situation.

13.   Receivables financing

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

14.  Other receivables

Recognition method and accounting treatment method of expected credit loss of other receivables

√	Applicable	☐	Not applicable

Other receivables are segmented into several portfolios based on their credit risk characteristics. The determination of portfolio composition for other receivables is as follows:

Other receivables portfolio 1: Receivables for various types of deposits, guarantees, purchases, and store reserve funds.

Other receivables portfolio 2: Receivables from related parties.

Other receivables portfolio 3: Other receivables.

Other receivables portfolio 4: Intra-group receivables.

For other receivables, factored receivables, loans granted, and advances that are grouped together, the Group calculates the expected credit losses based on default risk exposure and the expected credit loss rate over the next 12 months or the entire lease term.

15.   Inventories

√	Applicable	☐	Not applicable

The inventories include raw materials, finished goods, and low-value consumables.

The initial measurement of inventory shall be made at its cost. The costs of the inventory include purchasing cost, processing cost and other costs. For outgoing inventory, the actual cost of raw materials, food supplies, clothing, and perishable goods is determined using the moving weighted average method; while the actual cost of processed inventory is determined using the moving weighted average method. Amortization method is adopted for the amortization of low priced and easily worn articles and packing materials.

The perpetual inventory system is used as the inventory taking method.

The cost or the net realizable value, whichever is lower, is calculated on the balance sheet date. When the inventory cost is higher than its NRV, inventory reserves shall be made, and shall be included in the current profits and losses. If the influencing factors of the inventory falling price reserves have been eliminated, and the net realizable value of the inventories is higher than the book value of the inventories, the amount of the previously written down amount will be recovered in the amount of the provision for the depreciation of the insured inventory. The amount reversed is included in the current profit and loss.

The net realizable value refers to in the daily business activity the amount after deducting the estimated cost of completion, estimated sale expense and relevant taxes from the estimated sale price of inventories. When providing for inventory write-down, it is done based on the category of inventory.

16.  Contract assets

(1).   Recognition methods and standards for contract assets

☐	Applicable	√	Not applicable

(2).   Recognition method and accounting treatment method of expected credit loss of contract assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

17. Assets held for sale

√	Applicable	☐	Not applicable

Classification and measurement of non-current assets or disposal groups held for sale

The Group mainly classifies it into the held-for-sale category by selling (including non-monetary assets exchange with commercial substance, the same below) instead of continuing to use a non-current asset or disposal group to recover its book value.

The aforementioned non current assets do not include investment properties which are subsequently measured by fair value model, biological assets which are measured by net amount of fair value minus selling expenses, assets formed by employee compensation, financial assets, deferred income tax assets and rights arising from insurance contracts.

Disposal group refers to a group of assets that are disposed together through sale or other means in a transaction, and the liabilities directly related to these assets transferred in the transaction. The disposal group includes goodwill acquired in business combination under specific circumstances.

The Company divides the non-current assets or disposal groups meeting the following conditions into held-for-sale types: the non-current assets or disposal groups can be sold immediately in current circumstances according to the rules of selling this kind of assets in similar transactions or conventions of disposal group; highly possible to be sold, that is, resolution has been made for one sales plan and certain purchase commitment has been obtained and sales is anticipated to be completed within one year. If the Group loses control over its subsidiaries due to the sale of the investment in these subsidiaries, whether or not it retains part of the equity investment after the sale, the investment in subsidiaries to be sold satisfies the conditions for held-for-sale type. In some financial statements, the investment is divided into held-for-sale types, and all assets and liabilities of its subsidiaries are classified into held-for-sale types in the consolidated financial statements.

In the initial measurement or re-measurement of the non-current assets or disposal groups held for sale on the balance sheet date, the difference between the book value and the net value after the sales amount are deducted from the fair value (the book value is higher than the net value) is recognised as asset impairment loss. For the amount of the asset impairment loss recognized by the disposal group held for sale, the goodwill book value of disposal group shall be deducted first, then book value of disposal group shall be deducted according to the proportion of the book values of various non-current assets measured in the disposal group.

If the fair value of non-current assets or disposal groups held for sale on the balance sheet date is less than the net value of the sale expenses, the amount of previous write-down shall be restored and transferred back within the impairment loss of assets recognized after being classified as held for sale. The amount transferred shall be included in the current profits or losses. The book value of goodwill that has been deducted cannot be reversed.

Non-current assets held for sale and the non-current assets in the disposal group held for sale are not subject to depreciation or amortization. Interests and other expenses of liabilities in the disposal group held for sale continue to be recognized. As for all or part of the investment of the associate or joint venture classified as held for sale, the part classified as held for sale shall be accounted with the equity method, and the retained part (not classified as held for sale) shall continue to be accounted with the equity method; the equity method shall be stopped if the Group loses a significant impact on associates and joint ventures due to a sale.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When a non-current asset or disposal group is classified as held for sale, but later no longer meets the conditions for classification of held-for-sale types, the Group will stop classifying it as held for sale and measure it subject to the lower of the following two amounts:

The book value of the said asset or disposal group is deemed as the amount adjusted as per the depreciation, amortization or impairment that needs to be recognized on the assumption that it is not classified as held for sale;

Recoverable amount.

18.   Debt investment

The determination method and accounting treatment for expected credit losses on debt investments

√	Applicable	☐	Not applicable

The Group calculates expected credit losses based on default risk exposure and the expected credit loss rate over the next 12 months or the entire lease term, depending on the nature of the investment, counterparty, and various types of risk exposures.

19.  Other creditor investments

The determination method and accounting treatment for expected credit losses on other debt investments

☐	Applicable	√	Not applicable

20.   Long-term receivables

The determination method and accounting treatment for expected credit losses on long-term receivables

√	Applicable	☐	Not applicable

For lease receivables within long-term receivables, regardless of whether they contain significant financing components, the Group measures the provision for credit losses based on the expected credit loss amount equivalent to the entire lease term. Any increase or reversal in the provision for credit losses formed as a result is recognized as impairment loss or gain in the current period's income statement.

21.   Long-term equity investment

√	Applicable	☐	Not applicable

Long-term equity investment includes equity investment in subsidiaries, cooperative enterprises and joint ventures.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Long-term equity investment shall be initially measured as the initial investment cost when it is obtained. For the long-term equity investment obtained through business combination under the same control, the share of the book value of the equity of the merged party in the final controlling party's consolidated financial statements obtained on the combination date shall be taken as the initial investment cost; the difference between the initial investment cost and the book value of the combination consideration shall be adjusted to the capital reserve (if it is insufficient to offset, the retained earnings shall be offset). Other comprehensive income before the merger date shall be accounted for on the same basis as the investee's direct disposal of related assets or liabilities when disposing of the investment. Shareholders' equity recognized due to changes in Shareholders' equity other than net profit and loss, other comprehensive income and profit distribution of the investee shall be transferred to the current profit and loss when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. For long-term equity investment obtained through a business combination not under the same control, the merger cost shall be used as the initial investment cost (if a business combination not under the same control is realized step by step through multiple transactions, the book value of the equity investment of the acquiree held before the purchase date shall be used. The sum of the new investment cost on the purchase date shall be the initial investment cost). Combination costs include the sum of the assets paid by the purchaser, the liabilities incurred or assumed, and the fair value of the equity securities issued. The other comprehensive income recognized by the equity method that is held before the purchase date is accounted for on the same basis as the investee's direct disposal of related assets or liabilities when disposing of the investment, as the investee removes net gains and losses, Shareholders' equity confirmed by changes in other Shareholders' equity other than other comprehensive income and profit distribution shall be transferred to the current profits and losses when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. The accumulated fair value changes of equity investments held prior to the date of acquisition, accounted for as financial instruments and recorded in other comprehensive income, are fully transferred to retained earnings upon adoption of the cost method for accounting. For long-term equity investments acquired through means other than business combinations, the initial investment cost is determined as follows: for investments acquired by paying cash, the actual purchase price, along with directly related expenses, taxes, and other necessary expenditures, are considered as the initial investment cost; for investments acquired through the issuance of equity securities, the fair value of the equity securities at the time of issuance is considered as the initial investment cost.

In the event the Company can exert significant influence over the investee, the cost method shall be employed in some financial statements of the Company. Control refers to the control power over the investors. Through the control, the investor can obtain variable returns by participating in relevant activities of the investor and can wield influence upon the return amount by using the control power to the investor.

The price of a long-term equity investment measured by employing the cost method shall be included at its initial investment cost. If there are additional investments or disinvestments, the long-term equity investment cost shall be adjusted. The dividends or profits declared to be distributed by the investee shall be recognized as the current investment income.

For investees over which the Group has joint control or significant influence, long-term equity investments are accounted for using the equity method. Joint control refers to the control of a specific arrangement, whose activities have to be decided with the consensus by all participants sharing control rights, according to related agreements. Significant influence refers to the investor's right of participation in the decisions of financial and operational policies of the investee, not including the right to control, or jointly control with other participants.

Where the initial cost of a long-term equity investment calculated with the equity method is more than the investing enterprise' attributable share of the fair value of the invested entity's identifiable net assets for the investment, it is included in the initial cost of the long-term equity investment. Where the initial cost of a long term equity investment is less than the investing enterprise' attributable share of the fair value of the invested entity's identifiable net assets for the investment, the difference shall be included in the current profits and losses and the cost of the long-term equity investment shall be adjusted simultaneously.

When the equity method is applied, after the investor obtains a long-term equity investment, it shall, in accordance with the attributable share of the net profits or losses and other comprehensive income proportions of the investee, recognize the investment profits or losses and other comprehensive income and adjust the book value of the long-term equity investment. Confirming the share of the net profit or loss of the investee is based on the fair value of the investee's identifiable assets at the time of obtaining the investment. In accordance with the Group's accounting policies and accounting periods and after the internal transaction gains and losses that occur between the joint ventures and affiliated businesses, the proportion that should be enjoyed by the investor shall be measured (but if the internal transaction losses are the asset impairment losses, the amount shall be fully confirmed), and recognized after the net profit of the investee is adjusted, except for the assets that are invested or sold to constitute businesses. The investing enterprise shall, in the light of the profits or cash dividends declared to distribute by the invested entity, calculate the proportion it shall share, and shall reduce the book value of the long-term equity investment correspondingly. The Group recognizes the net losses incurred by the investee, limiting the recognition to the carrying amount of the long-term equity investment and any other long-term equity interests that essentially represent a net investment in the investee. However, the Group is not limited to the extent of the loss to the carrying amount of the investment if it has an additional obligation to cover the losses. Where any change is made to the shareholder's equity other than the net profits and losses, other comprehensive income, and profit distribution of the investee, the book value of the long-term equity investment shall be adjusted and included in the shareholder's equity.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When disposing a long-term equity investment, the balance between its book value and the actual purchase price shall be included in the current profits and losses. For the long-term equity investment accounted for using the equity method, if the equity method is terminated, the related comprehensive income calculated by the original equity method is calculated with the same accounting method the investee uses to directly dispose its related assets or liabilities. The Shareholder' equity recognized due to the changes in other Shareholder's equity of the investee is fully transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution; if the equity method is still adopted, the related comprehensive income calculated by the original equity method is put under accounting treatment on the same basis the investee disposing related assets or liabilities, and transferred to the current profit and loss in proportion. The Shareholder' equity recognized due to the changes in other Shareholder's equity of the investee is transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution.

22.   Investment properties

(1).   In case cost calculation model is adopted:

Depreciation or amortization method

The investment properties refer to the properties held for earning the rent or capital appreciation or for both of them, including the leased buildings.

The initial measurement of the investment properties shall be made at its cost. Subsequent expenditures relating to investment properties are included in the cost of the investment properties in the event that the economic benefits associated with the asset are likely to flow in and the cost can be reliably measured. Otherwise, it shall be included in the current profit and loss when actually incurred.

The Group takes the cost model for subsequent measurement of investment properties and provides depreciation or amortization using the depreciation methods applied to buildings and structures within fixed assets.

23.   Fixed assets

(1). Recognition conditions

√	Applicable	☐	Not applicable

Fixed assets shall be recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. Subsequent expenditure regarding the fixed assets, if it meets the recognition conditions, is included in the cost of the fixed assets, and the carrying amount of the replaced portion is derecognized; otherwise, it is included in the current profit or loss.

The initial measurement of fixed assets shall be made at their cost. The costs for the acquisition of fixed assets include the buying price, relevant expenses of taxation, other expenses that may be directly assigned to such assets before making the fixed assets reach expected use conditions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Depreciation method

√	Applicable	☐	Not applicable

				Annual
	Depreciation	Depreciation	Residual	depreciation
Category	method	period	value rate	rate
		(year)
Houses and buildings	Straight-line method	20-35	5%	2.71-4.75%
Machinery and equipment	Straight-line method	5-10	5%	9.5-19%
Transportation equipment	Straight-line method	5-10	5%	9.5-19%
Electronic equipment and tool appliances	Straight-line method	5	5%	19%

The Group shall, at least at the end of each year, take a check on the useful life, expected net salvage value, and the depreciation method of the fixed assets, and adjust them when necessary.

(3).	Recognition basis of fixed assets acquired under financial lease, valuation and depreciation methods

☐	Applicable	√	Not applicable

24.	Construction in progress

√	Applicable	☐	Not applicable

The cost of work in progress is determined based on the actual construction expenses incurred, including necessary construction expenses and other related costs incurred during the construction period.

When work in progress reaches the predetermined usable state, it is transferred to fixed assets, intangible assets, and deferred expenses.

25.	Borrowing costs

√	Applicable	☐	Not applicable

Borrowing cost refers to interest and other related costs incurred by the Group as a result of borrowings, including interest on borrowings, amortization of discounts or premiums, ancillary expenses, and exchange differences arising from foreign currency borrowings. Borrowing costs are recognized in the current period's income statement.

26.	Biological assets

√	Applicable	☐	Not applicable

The productive biological assets refer to biological assets held for the purpose of producing agricultural products, rendering services, or leasing, including economic forests. The initial measurement shall be made to the productive biological assets at its cost For self-generated productive biological assets, the cost includes necessary expenditures such as fertilizer costs, labor expenses, and allocated indirect costs incurred before reaching the predetermined production and operational objectives.

Productive biological assets are depreciated with the straight-line depreciation method over their useful lives from the date when they reach their intended production and operation purposes.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The service life, estimated residual value rate, and annual depreciation rate for different types of productive biological assets are as follows:

		Estimated
	Estimated	net residual	Annual
Category	service life	value rate	depreciation
Mature persimmon trees	20 years	5%	4.75%

The service life and estimated residual value of productive biological assets are determined based on historical experience. The Group is required to recheck the service life, expected net residual value, and depreciation method of productive biological assets at the end of the year, and any change of them will be treated as accounting estimate. Disposal consideration amount from sale, inventory loss, death or damage of productive biological assets shall be included in current profits and losses after deducting the book value and related taxes.

Impairment

The Group shall inspect productive biological assets at least at the end of each annual period. If there is conclusive evidence that due to natural disasters, pests, animal diseases, or changes in market demand, the recoverable amount of the productive biological assets is lower than their carrying amount, the difference between the recoverable amount and the carrying amount is recognized as a provision for impairment of biological assets and recorded as a current period loss.

Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

27.  Oil and gas assets

☐	Applicable	√	Not applicable

28.   Right-of-use assets

√	Applicable	☐	Not applicable

The Group's right-of-use assets primarily include buildings and structures.

On the lease commencement date, the Group will recognize its right to use lease assets, including the initial measurement amount of lease liabilities, lease payments made on or before the lease commencement date (adjusted for any lease incentives already enjoyed), initial direct costs incurred by the lessee, and the estimated costs of dismantling, removing, or restoring the leased assets and the leased premises to their original condition, as specified in the lease agreement. The Group uses the straight-line method to depreciate the right-of-use assets subsequently. Where it is reasonably certain that ownership of the leased assets will be obtained at the end of the lease term, the Group depreciates the leased assets over their remaining useful lives. If the ownership of the leased asset can not be reasonably confirmed on the lease term expiry, the accrual depreciation of the Group shall be conducted within the shorter of two periods, namely the lease term and the remaining service life of lease asset.

The Group shall re-measure lease liabilities according to the present value of the changed lease payments and adjust the book value of the right-of-use assets accordingly. However, if the carrying amount of the right-of-use assets is reduced to zero, yet there is still a further reduction in the measurement of the lease liabilities, the Group recognizes any remaining amount of the remeasurement in profit or loss for the period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

29.   Intangible assets

(1).  Valuation method, service life and impairment test

√	Applicable	☐	Not applicable

Intangible assets are recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. The cost is used for initial measurement. However, if the fair value of the intangible assets acquired through business combination not under the same control can be reliably measured, such asses are individually recognized as intangible assets and measured at fair value.

The useful life of intangible assets is determined according to the period in which they can bring economic benefits to the Group. If it is impossible to foresee whether the period in which economic benefits can be brought to the Group, such assets are deemed as intangible assets.

The service lives of various intangible assets are as follows:

Category	Service life	Amortization method
Land use right	40 years	Straight -Line method of amortization
Software	5 years	Straight -Line method of amortization
Patent right and non-patent technology	10 years	Straight -Line method of amortization
Sales network	10 years	Straight -Line method of amortization

The acquired land use rights obtained by the Group are usually accounted for as intangible assets. With respect to the buildings and structures that are self-developed and self-constructed, the related land use rights and the buildings are accounted for as intangible assets and fixed assets, respectively. In the case of purchased land and buildings, the paid prices are distributed between the land use rights and the buildings. Where it is difficult to allocate reasonably, all of such costs are disposed as fixed assets.

Intangible assets with limited service life shall be amortized using straight-line method in service life. At the end of each year, the Group shall verify the estimated service lives and amortization methods of the intangible assets with limited service life and make adjustment when needed.

(2).   Accounting policy for expenditures of internal research and development

√	Applicable	☐	Not applicable

The expenditures for internal research and development projects of the Group are classified into research expenditures and development expenditures. The expenditure occurred during the research stage shall be included in the profits/losses of current period when it occurs. The expenditure at the stage of development shall be capitalized only if the following conditions are met simultaneously: technically feasible to complete the intangible assets so that they can be used or sold; having the intention to use and sell the intangible assets; the ways for economic benefits of intangible assets, including proving that the market exists for the products manufactured by such intangible assets, or that the intangible assets have own market, and proving that the serviceability of intangible assets if they are used internally; having sufficient technical and financial resources and other resource supports to complete the development of such intangible assets and having the ability to use or sell such intangible asset; the expenditure attributable to the development stage of such intangible asset can be measured reliably. The development expenditure not meeting the conditions above is included in the current profits and losses when it occurs.

30.   Impairment of long-term assets

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

For impairment of assets other than inventory, deferred taxes, and financial assets, the Group determines the impairment with the following methods:

The Group judges whether there is any indication that the assets may be impaired on the balance sheet date. If there is any indication of impairment, the Group will estimate the recoverable amount and conduct impairment test. No matter whether there is any sign of possible assets impairment, the goodwill formed by the merger of enterprises shall be subject to impairment test at the end of each year. The intangible assets that are not yet ready for use are also put under annual impairment test.

The recoverable amount shall be determined in light of the higher one of the net amount of the fair value of the assets minus the disposal expenses and the present value of the expected future cash flow of the assets. Generally, the Group estimates the recoverable amount based on single assets. Where it is not possible to estimate the recoverable amount of single assets, the recoverable amount of the asset group to which the asset belongs is recognized. The recognition of an asset group is based on whether the major cash inflow generated by the asset group is independent of the cash inflows of other assets or asset groups.

When the recoverable amount of an asset or asset group is lower than its carrying amount, the Group reduces its carrying amount to the recoverable amount, include the write-down amount in the current profit and loss, and make the corresponding provision for asset impairment.

The Group shall, at the end of each year, examine the consumptive biological assets and productive biological assets. If any well established evidence indicates that the realizable net value of any consumptive biological asset or the recoverable amount of any productive biological asset is lower than its book value as a result of natural disaster, plant diseases and insect pests, animal disease or change of market demand, the enterprise shall, based on the difference between the realizable net value or the recoverable amount and the relevant book value, make provision for the loss on decline in value of or for the impairment of the biological asset and shall recognize it as current losses.

If the factors affecting the impairment of the expendable biological asset have disappeared, the amount of the written-down shall be restored and reversed within the amount of the original provision for the decline in value, and the reversed amount is recognized in the current profits and losses. Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

For the test of goodwill impairment, it shall, as of the purchasing day, apportion the carrying value of the business reputation formed by business combination to the relevant asset groups by a reasonable method. Where it is difficult to do so, it shall be apportioned to the relevant combinations of asset groups. The related asset group or combination of asset groups shall be the asset group or combination of asset groups that can benefit from the synergy effect of enterprise merger, and shall be no greater than the reporting segments determined by the Group.

When making an impairment test on the relevant asset groups or combination of asset groups containing goodwill, if any evidence shows that the impairment of asset groups or combinations of asset groups is possible, the Company shall first make an impairment test on the asset groups or combinations of asset groups not containing business reputation, calculate the recoverable amount, and recognize the corresponding impairment loss. Then perform impairment tests on the related asset group or portfolio of asset groups containing goodwill and compare its book value with the recoverable amount. If the recoverable amount is lower than the book value, the amount of impairment loss shall be apportioned to the book value of goodwill of the corresponding asset groups or portfolio of asset groups in the first place. Then according to the proportion of the book value of other assets, excluding the goodwill, with respect to the corresponding asset groups or portfolio of asset groups, the book value of the said assets shall be deducted.

Once the assets impairment loss above is confirmed, it shall not be reversed in the future accounting periods.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

31.   Long-term deferred expenses

√	Applicable	☐	Not applicable

The store decoration and improvement expenses can be divided into two categories: the first category includes expenses for the decoration and improvement of operating and office premises before opening a new store, and the second category includes expenses for secondary (or subsequent) decoration and improvement of already opened stores. The expenses for the decoration and improvement of a new store are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (10 years) and the lease term. The expenses for secondary (or over) decoration and improvement of already opened stores are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (5 years) and the remaining lease term. At the end of each year, the remaining service life of deferred expenses is reviewed. If a deferred expense item no longer provides future benefits in subsequent accounting periods, the remaining unamortized balance of that item is recognized as a current period loss.

32.  Contract liabilities

(1). Recognition method for contract liabilities

√	Applicable	☐	Not applicable

The Group shall list the contract liabilities in the balance sheet according to the relationship between performance obligations and customer payment.

The contract liabilities refer to obligations to transfer goods or services to customers for which consideration has been received or is receivable from the customer before transferring the promised goods or services.

33.   Employee Compensation

Employee salary refers to the remuneration or compensation, except for share payment, offered by the Group for the purpose of acquiring the services provided by the employees or terminating employment relationships. Employee remuneration mainly includes short-term salaries, post-employment welfare, dismission welfare and other long-term employee welfare. Welfare provided by the Group for employees' spouses, children and dependents, family members of deceased employees and other beneficiaries is also part of employee salaries.

(1).  Accounting methods for short-term compensation

√	Applicable	☐	Not applicable

The Company confirms the actually occurred short-term salaries as liabilities during the accounting period that the staff provides service for the Company, and accounts them into profits and losses of the current period or relevant asset costs.

(2).  Accounting method for post-employment welfare

√	Applicable	☐	Not applicable

Post-employment welfare (defined contribution plans)

The Group's employees participate in pension insurance and unemployment insurance managed by the local government. The corresponding expenses are recognized as relevant asset costs or current-period expenses when they are incurred.

(3).  Accounting method for dismission welfare

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Severance benefits

When providing dismissal welfare to employees, the Group shall early confirm the employee salaries generated from dismiss welfare as liability and include it into current profits and losses under the following two situations: the enterprise cannot withdraw the dismissal welfare generated from plan for termination of labor relationship or layoff proposal; the enterprise confirms relevant cost and expense related to the recombination of dismiss welfare payment.

(4).	Other accounting method for long-term employee welfare

☐	Applicable	√	Not applicable

34.	Lease Liability

√	Applicable	☐	Not applicable

On the lease commencement date, the present value of lease payments not yet paid is recognized as lease liability, except for short-term leases and leases of low-value assets. When calculating the present value of lease payments, the Group uses the implicit interest rate of the lease as the discount rate; if the implicit interest rate of the lease cannot be determined, the Lessee's incremental borrowing rate shall be used as the discount rate. The Group calculates the interest expense of the lease liabilities in each period of the lease term based on the fixed periodic interest rate and includes it into the current profits and losses, unless otherwise stipulated to be included in the cost of related assets. Variable lease payments that are not included in the measurement of lease liabilities are included in the current profits and losses when they are actually incurred, unless otherwise stipulated to be included in the cost of related assets.

After the commencement date of the lease term, when there is a change in the substantial fixed payment amount, a change in the estimated amount payable of the guaranteed residual value, a change in the index or ratio used to determine the lease payment amount, or a change in the evaluation result or actual exercise of the purchase option, renewal option or termination option, the Group re-measures the lease liabilities based on the present value of the changed lease payments.

35.	Provision

√	Applicable	☐	Not applicable

Except for contingent consideration and contingent liabilities assumed in a business combination under common control, when the obligations related to contingent matters meet the following conditions, they are recognized as estimated liabilities by the Group:

(1)	This obligation is the current obligation of the Group;

(2)	It is likely to cause any economic benefit to flow out of the Group as a result of performance of the obligation;

(3)	The amount of the obligation can be measured reliably.

Estimated liabilities are initially measured in accordance with the best estimate of the expenditure required to perform the relevant current obligations, taking into account factors such as risks, uncertainties and time value of money associated with contingent events. The Company shall check the book value of the estimated debts on each balance sheet date. Where there is any exact evidence indicating that the book value cannot really reflect the current best estimate, the Company shall adjust the book value in accordance with the current best estimate.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

36.	Share-based Payments

√	Applicable	☐	Not applicable

Share-based payment is divided into equity-settled share-based payment and cash-settled share-based payment. Equity-settled share-based payment refers to a transaction settled by the Group with shares or other equity instruments as the consideration for obtaining services.

Equity-settled share-based payment in exchange for services provided by employees is calculated at the fair value of the equity instruments granted to employees. For equity instrument that are exercisable immediately after being granted, the relevant costs or expenses are recognized based on fair value on the grant date, increasing the capital surplus. For equity instrument that can only be exercised after a specified service period or upon achievement of specified performance conditions, during the service period, for each balance sheet date within the waiting period, the services acquired during the period are recognized as related costs or expenses, increasing the capital surplus, based on the best estimation of the number of equity instruments expected to be exercised, using the fair value on the grant date. The fair value of equity instruments is determined based on the ex-right closing price on the grant date.

Share-based payments that are not ultimately exercised due to non-satisfaction of non-market conditions and/or service period conditions are not recognized as costs or expenses. If market conditions or non-exercisable conditions are specified in the share-based payment agreement, the share-based payment is considered to be exercisable as long as all other performance conditions and/or service period conditions are met, regardless of whether the market conditions or non-exercisable conditions are satisfied.

If the terms of equity-settled share-based payments are modified, at least the obtained services are recognized as if the terms were not modified. In addition, any modification that increases the fair value of the granted equity instrument, or a change in favor of the employee on the modification date, recognizes an increase in the acquisition of services.

If the terms of equity-settled share-based payments are canceled, it will be treated as an accelerated exercise on the cancellation date and the unconfirmed amount will be immediately recognized. If the employees or other parties are to meet non-vesting conditions but they do not meet the conditions in vesting period, the Company will cancel the equity-settled share-based payment as the treatment. However, if a new equity instrument is granted to an employee, and on the granting date, it is determined that the new equity instrument granted is used to replace the canceled equity instrument, the granted replacement equity instrument shall be treated in the same way as the modifications of the original equity instrument terms and conditions are treated.

37.	Preference shares, perpetual capital securities and other financial instruments

☐	Applicable	√	Not applicable

38.	Revenue

(1).	Accounting policy for income recognition and measurement

√	Applicable	☐	Not applicable

Revenues from contracts with customers

The Group confirms the incomes while performing the obligations in the contract, namely obtaining control right of relevant commodities or services from customers. Obtaining control of the related goods or services refers to one can direct the use of the goods or provision of services and obtain almost all economic benefits from the goods.

Sales contract

The sales contract between the Group and the client generally includes only the performance obligations of goods transfer. The Group, under normal conditions, recognizes revenue at the point in time when the customer obtains control of the related goods, which is usually the point of delivery as specified in contract. This recognition is based on the comprehensive consideration of the following factors: the present right to receive payment for the goods, the transfer of the primary risks and rewards associated with ownership of the goods, the transfer of legal ownership of the goods, the physical transfer of the goods, and the customer's acceptance of the goods.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of service contract

In the service contracts between the Group and its customers, which usually include provisions for display services, warehousing services, maintenance, and other performance obligations, the Group recognizes revenue based on the progress of performance during a specific period. This is because the customer simultaneously receives and consumes the economic benefits from the Group's performance, and the Group has the right to invoice for the cumulative amount of completed performance during the entire contract period, treating it as a performance obligation fulfilled during a certain period. Revenue is recognized based on the progress of performance, except where the progress of performance cannot be reasonably determined. The Group determines the progress of performance for providing services based on the time schedule. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Construction contract

The construction contracts between the Group and customers usually include obligations for construction and decoration works. As the customers have control over the construction assets during the performance period, the Group recognizes revenue based on the progress of performance, except when the progress cannot be reasonably determined. The Group determines the progress of providing services based on the input method. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Variable consideration

Some contracts between the Group and customers include arrangements for reward points, forming variable consideration. The Group determines the best estimate of variable consideration based on either the expected value or the most likely amount to be realized. However, the transaction price that includes variable consideration does not exceed the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur, once the related uncertainty is resolved.

Sales return terms

For sales with sales return provisions, when the Group transfers control of the relevant goods to the customer, revenue is recognized based on the amount expected to be entitled for transferring the goods to the customer. The expected amount to be refunded due to sales returns is recognized as a provision for expected liabilities. Simultaneously, an asset is recognized for the expected cost of goods to be returned, which is calculated as the difference between the book value of the goods to be returned and the estimated costs (including the value impairment) associated with returning the goods. The net amount is recorded as a receivable for return cost. The cost is then recognized by deducting the net amount from the book value of the transferred goods. On each balance sheet date, the Group reassesses the future sales return situation and re-measures the aforementioned assets and liabilities.

Reward points program

The Group grants reward points to customers when selling goods or providing services. Customers can use these points to redeem free or discounted goods or services. The reward points program provides significant rights to customers, which are recognized by the Group as a separate performance obligation. Revenue is allocated based on the relative proportion of the standalone selling price of goods or services provided and the reward points and is recognized when customers obtain control over the points or when the points expire.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Main responsible person/agent

When the Group acquires goods from third parties and subsequently transfers them to customers, the Group exercises control over the goods, making it the primary obligor. Revenue is recognized based on the total consideration received or receivable. Otherwise, the Group is an agent, and the revenue shall be recognized based on the amount of commission or handling fee that is expected to be charged, and such amount shall be determined based on the net amount of the total consideration received or receivable after deducting the prices payable to other related parties or according to the established commission amount or proportion.

(2).	Different accounting policies for revenue recognition due to different business models adopted by similar businesses

☐	Applicable	√	Not applicable

39.	Contract Cost

☐	Applicable	√	Not applicable

40.	Government Subsidy

√	Applicable	☐	Not applicable

Governmental subsidies are recognized when they meet the conditions attached to and can be received. Where the governmental subsidiaries are monetary assets, they are measured according to the amount received or receivable. If the governmental subsidies are non-monetary assets, they shall be measured at their fair value. If their fair value cannot be obtained in a reliable way, they shall be measured at the nominal amount.

Government subsidies used for purchasing or forming long-term assets are recognized as government grants related to assets when the fundamental conditions for obtaining the subsidies are met, as specified in government documents. If the government documents do not provide clear guidance, grants that are based on the condition of purchasing or forming long-term assets are considered as government grants related to assets, while others are recognized as government grants related to revenue.

The Group recognizes received government grants based on their total amount.

Where the governmental subsidy related to the proceeds is used to compensate relevant costs or losses in the later period, the subsidy is recognized as deferred proceeds when acquired, and accounted into profits and losses of the current period during the period of recognition; where it is used to compensate the occurred costs or losses, it is directly into profits and losses of the current period directly.

Government subsidies related to assets shall be recognized as deferred income, which shall be included in profits and losses by stages according to a reasonable and systematic method within the service life of the relevant assets (but the government subsidies measured according to the nominal amount shall be directly included in the current profits and losses). If the relevant assets are sold, transferred, scrapped or damaged before the end of the service life, the undistributed balance of relevant deferred income shall be transferred into the profits and losses of the current period of asset disposal.

41.	Deferred tax assets/deferred tax liabilities

√	Applicable	☐	Not applicable

Income tax comprises current and deferred income taxes. Except for the adjusted goodwill caused by the business merger, or the business accounted directly into the shareholder's equity, or the relevant accounted into the shareholder' equity, all the income tax expense or revenue shall be accounted into the current profits and losses.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The current income tax liabilities or assets of the Group incurred during the current period and previous periods are measured based on the expected amount of income tax payable or refunded in accordance with the provisions of the tax law.

Regarding the temporary difference between the book value and tax base of assets and liabilities on the balance sheet date and of the item that is not recognized as an asset and liability but whose tax base can be determined in accordance with the tax law, the deferred income tax of the Group is recorded using the balance sheet liability method.

All taxable temporary differences are recognized as deferred tax liabilities,

(1)	except when the taxable temporary differences arise from the following transactions: the initial recognition of business reputation, and the initial recognition of assets or liabilities arising from the following transactions which are simultaneously featured by the following: the transaction is not business combination, and at the time of transaction, the accounting profits will not be affected, nor will the taxable amount or the deductible loss be affected.

(2)	The turning-back time of the temporary difference of taxable relevant to the investment of subsidiaries, cooperative enterprises and joint ventures can be controlled, or the temporary difference will not turn back at a very high possibility in a foreseeable future.

As for any deductible temporary difference, and deductible loss or tax deduction that can be carried forward to the next year, the corresponding deferred income tax assets shall be determined to the extent that the amount of future taxable income to be offset by the deductible temporary difference, and deductible loss or tax deduction to be likely obtained. Unless:

(1)	Temporary differences that are deductible arise from transactions that are not business combinations and do not affect accounting profits or taxable income or deductible losses.

(2)	As for the deductible temporary difference of taxable relevant to the investment of subsidiaries, cooperative enterprises and joint ventures, the corresponding deferred income tax assets can be recognized when it can simultaneously meet the following the conditions: the temporary difference is likely to turn back, and the amount of the taxable can be obtained to offset the deductible temporary difference at a high possibility in the future.

According to the tax law, on the balance sheet date, the deferred income tax assets and the deferred income liabilities shall be measured by the Group in accordance with the applicable tax rate during the period of recovering the assets as estimated or paying off the abilities, and it shall reflect the effect of the income tax of the recovering assets as estimated or the way of paying off the liabilities on the balance sheet date.

On the balance sheet date, the Group rechecks book value of deferred income tax assets of the Group. If it is unlikely to obtain sufficient taxable income taxes to offset the benefit of the deferred income tax assets, the book value of the deferred income tax assets shall be written down. On the balance sheet date, the Group reassesses the unrecognized deferred income tax assets and recognizes the deferred income tax assets within the limits that it is probable that sufficient taxable income is available for all or part of the deferred income tax assets.

If the following conditions are met simultaneously, the Company will present and report the deferred income tax assets and the deferred income tax liabilities at a net amount after offsetting: the Company has the legal right to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount with regard to taxes levied from the same taxpayer or different taxpayers with the same tax collection and management department, but the taxpayer involved intends to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount or obtain the assets and satisfy the liabilities simultaneously within every period of reversal of significant deferred income tax assets and deferred income tax liabilities.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

42.	Leases

(1).	Accounting arrangement method for operating lease

☐	Applicable	√	Not applicable

(2).	Accounting method for finance lease

☐	Applicable	√	Not applicable

(3).	Determination methods and accounting treatment for leases under the new leasing standard.

√	Applicable	☐	Not applicable

Identification of lease

On the commencement date of the contract, the Group evaluates whether the contract is a lease or includes a lease. If one party in the contract transfers the right to control the use of one or more identified assets for a certain period of time in exchange for consideration, the contract is a lease or includes a lease. To determine whether the contract has transferred the right to control the use of identified assets for a certain period of time, the Group evaluates whether customers in the contract have the right to obtain almost all economic benefits arising from the use of identified assets during the use period, and have the right to dominate the use of identified assets during that use period.

Identification of separate lease

If multiple separate leases are included in the contract, the Group will split the contract and conduct accounting for each separate lease. If the following conditions are met simultaneously, the right to use the identified assets constitutes a separate lease in the contract:

(1)	The lessee can profit from using the asset alone or together with other resources that are easily available;

(2)	There is no high dependence or correlation between this asset and other assets in the contract.

Separation of lease part and non-lease part

If the contract contains both the lease part and the non-lease part, the Group, as the lessor and lessee, shall carry out the accounting treatment after separating the lease part and the non-lease part.

Estimation of lease term

The lease term refers to an irrevocable period during which the Group is entitled to use the leased assets. The Group has the renewal option, i.e. the right to renew the lease of this asset, and is reasonably certain that it will exercise this option; the lease term also includes the period covered by the renewal option. If the Group has the termination option, i.e. the right to terminate the lease of this asset, but is reasonably certain that it will not exercise this option, the lease term includes the period covered by the termination option. In the event of a major event or change within the Group's control that affects whether the Group is reasonably certain that it will exercise the corresponding option, the Group will re-evaluate whether it is reasonably certain that it will exercise the renewal option or purchase option or it will not exercise the termination option.

As lessee

Refer to Note V, 28, and Note III, 34 for the general accounting treatment for the Group as a lessee.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Lease change

Lease change refers to the change of lease scope, lease consideration and lease term beyond the original contract terms, including increasing or terminating the right to use one or more leased assets, extending or shortening the lease term stipulated in the contract, etc.

If the lease changes and the following conditions are met, the Group will treat the lease change as a separate lease for accounting:

(1)	The lease change expands the scope of the lease by adding the right to use one or more leased assets;

(2)	The increased consideration is equivalent to the amount of the separate price of the expanded part of the lease scope adjusted according to the contract.

When lease change isn't used for accounting treatment as a separate lease, the Group redefines the lease term on the effective date of lease change, and discounts the changed lease payments at the revised discount rate to recalculate the lease liabilities. When calculating the present value of lease payments after the change, the Group adopts the interest rate implicit in lease in the remaining lease term as a discount rate. If it is unable to recognize the interest rate implicit in lease in the remaining lease term, the incremental borrowing rate of the Group on the lease change effective date will be used as the discount rate.

Regarding the impact of the lease liability adjustment mentioned above, the Group distinguishes the following situations for accounting treatment:

(1)	Lease change that result in a reduction in the lease scope or lease term are adjusted by reducing the carrying value of the right-of-use asset to reflect the partial or complete termination of the lease. Gains or losses related to the partial or complete termination of the lease are recognized in the current period;

(2)	For other lease changes, the Group adjusts the book value of the right-of-use assets accordingly.

Short-term leases and leases of low-value assets

Leases that have a lease term of no more than 12 months from the lease commencement date and do not include a purchase option are classified as short-term leases by the Group. Leases where the value of the underlying leased asset, when it is new and does not exceed RMB40,000, are classified as low-value asset leases. If the Group sublets or anticipates subleasing leased assets, the original lease is not recognized as a low-value asset lease. The Group chooses not to recognize the right-of-use assets and lease liabilities for short-term leases and low-value asset leases. Costs or expenses related to the leased asset are recognized over the lease term using the straight-line method or another systematic and rational method.

As lessor

The lease for which all risks and rewards related to the ownership of the leased asset are substantially transferred on the commencement date of lease is a finance lease, and the other leases are an operating lease. When the Group acts as a sublease lessor, it classifies subleases based on the right of use assets generated from the original lease.

As a lessor of finance lease

On the commencement date of the lease term, the Group recognizes the receivable financing leasing payments for financing leases and terminates the recognition of financing leasing assets. When the Group initially measures the receivable financing leasing payments, the net lease investment shall be taken as the entry value of the receivable financing lease payments. The net lease investment is the sum of the unsecured residual value and the present value of the lease receipts not yet received on the commencement date of the lease term, which is discounted at the interest rate implicit in lease.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group calculates and recognizes the interest income for each period of the lease term at a fixed periodic interest rate. The variable lease payments obtained by the Group that are not included in the measurement of net lease investments are recognized in the current period's profit and loss when actually incurred.

As an operating lessor

The rental income from operating leases is recognized as revenue on a straight-line basis or another systematic and rational method over the lease term. Variable lease payments not included in the measurement of lease receivables are recognized as revenue when they become due.

In the event that the operating lease changes, the Group uses it for accounting treatment as a new lease since the effective date of lease, and deems it together with the advance receipts or lease receivables related to the lease before change as new lease receipts.

Rental concessions due to the COVID-19 pandemic

For rental concessions, such as rent reductions or deferred payments, agreed upon between the Group and counterparties due to the direct impact of the COVID-19 pandemic, a simplified method is applied to all leases that meet the following conditions:

(1)	The lease consideration after the concession is reduced or basically unchanged compared with that before the concession;

(2)	The concession only applies to lease payments due before June 30, 2022;

(3)	Other terms and conditions of the lease are confirmed to be unchanged after a comprehensive consideration of qualitative and quantitative factors.

As lessee

The Group does not assess whether a lease change has occurred and continues to calculate the interest expense on lease liabilities using the discount rate applied prior to the concession. The Group also continues to depreciate the right-of-use asset using the same method as before the concession. Rent concessions are treated as variable lease payments and offset against the related asset cost or expense. The lease liability is adjusted accordingly when agreements are reached to release the original rental payment obligation.

As lessor

For operating leases, the Group continues to recognize the original lease payments as lease income using the same method as before the concession. If rental concessions occur, the Group treats the reduced rental as a variable lease payment and offsets it against lease income during the concession period. If there are delays in collecting the rental, the Group recognizes the expected rental as accounts receivable in the original collection period and offsets it against the previously recognized accounts receivable upon actual receipt.

For finance leases, the Group continues to recognize unrealized finance income using the same implicit interest rate as before the concession. If rental concessions occur, the Group treats the reduced rental as a variable lease payment. When agreements are reached to waive the original right to collect rent, the Group offsets the previously recognized lease income with the reduced rental. If the offset is insufficient, the remaining amount is included in investment income, and the accounts receivable for finance leases are adjusted accordingly. If there are delays in collecting the rental, the Group offsets the previously recognized accounts receivable for finance leases upon actual receipt.

Incremental borrowing rate for lessee

For leases where the lease interest rate cannot be determined, the Group takes the incremental borrowing rate of the lessee as the discount rate to calculate the present value of lease payments. When determining the incremental borrowing rate, the Group considers observable rates in the economic environment as the reference basis and makes adjustments based on its own circumstances, the nature of the leased asset, the lease term, and the lease liability amount to derive the applicable incremental borrowing rate.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

43. Other significant accounting policies and accounting estimates

√	Applicable	☐	Not applicable

(1).	Measurement at fair value

The Group measures equity instruments investments at fair value on each balance sheet date. The fair value is a price received by the market participants from selling an asset or paid by them for transferring a liability during orderly transaction at the measurement date. When the Group measures the relevant assets or liabilities at fair value, it assumes that the orderly transactions of selling assets or transferring liabilities is conducted in the main market of the relevant assets or liabilities; if there is no major market, it assumes that the transaction is conducted in the most advantageous market for the relevant assets or liabilities. The major market (or the most advantageous market) is the trading market in which the Group can enter on the measurement date. The Group adopts the assumption used by the market participants during the pricing for the assets or liabilities to maximize their economic interests.

When non-financial assets are measured at fair value, it shall be considered that the market participants' abilities to use the asset for the best purpose for economic interests or abilities to sell the asset to other market participants for the best purpose for economic interests.

The Group prioritizes the use of relevant observable input values and only resorts to unobservable input values when observable input values are not obtainable or are not practically feasible, provided that appropriate valuation techniques are applicable and sufficient data and other information are available to support the valuation.

For the assets and liabilities measured or disclosed at fair value in the financial statements, the level of fair value to which they belong is determined according to the lowest-level input value that is significant to the fair value measurement as a whole: The first level input valve is that the input value that can be obtained on measurement date and not adjusted quoted price of same assets or liabilities in active market; second level is the input value that can be directly or indirectly observed by relevant assets or liabilities except from first-level input value; third level is the input value that can not be observed by relevant assets or liabilities.

On each balance sheet date, the Group reassesses the assets and liabilities that are recognized in the financial statements to be consistently measured at fair value to determine whether to shift between levels of fair value measurement.

(2).	Share buy-backs

The consideration and transaction costs are paid for repurchasing equity instruments to reduce shareholders' equity. Apart from share-based payments, the issuance (including refinancing), buy-back, sale, or cancellation of equity instruments are accounted for as changes in equity.

(3).	Profit distribution

The cash dividends of the Company are recognized as liabilities after approval by the Shareholders' Meeting.

(4).	Significant accounting estimate

In line with historical experience and other factors including the reasonable anticipation for future events, the Group shall make continuous evaluation for main accounting estimates and assumptions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Impairment of financial instruments

The Group uses the expected credit loss model to evaluate the impairment of financial instruments. It requires significant judgment and estimation, and taking into account all reasonable and based information, including forward-looking information for the application of the expected credit loss model. In making these judgments and estimates, the Group combines historical repayment data with factors such as economic policies, macroeconomic indicators, industry risks, and other factors to assess the expected changes in credit risk of the debtors. Differences in estimates may have an impact on the provision for Impairment. A provision for impairment may not be equal to the actual amount of impairment losses in the future.

Impairment of non-current assets other than financial assets (except goodwill)

On the income statement date, the Group judges whether there are any signs of possible impairment of non-current assets other than financial assets. For intangible assets with uncertain useful life, in addition to the annual impairment test, when there is any indication of impairment, the impairment test is also carried out. Other non-current assets excluding financial assets are tested for impairment when there is an indication that the carrying amount is not recoverable. When the book value of an asset or asset group is higher than the recoverable amount, that is, the higher of the net amount remained after the disposal expenses are deducted from the fair value and the present value of the estimated future cash flow, it indicates that impairment has occurred. The net amount after the fair value deducts the disposal expenses is determined by reference to the sales agreement price of the similar assets in the fair trade or the observable market price deducts the incremental cost directly attributable to the disposal of the assets. When estimating the present value of future cash flow, the Management must estimate the estimated future cash flow of the asset or asset group and select an appropriate discount rate to determine the present value of future cash flow. Refer to Note VII, 74 of this section for details.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. It requires that the present value of the future cash flow of the asset group or portfolio of asset groups allocated with goodwill be estimated. When estimating the present value of future cash flows, the Group needs to estimate the cash flows generated by future asset groups or combinations of asset groups, and select an appropriate discount rate to determine the present value of future cash flows. Refer to Note VII, 30 of this section for details.

Fair value of non-listed equity investments

Valuation of non-listed equity investments is performed using the market approach model, based on assumptions not supported by observable market prices or rates. This requires the Group to make estimates regarding credit risk, volatility, discount rates, liquidity discount, and the selection of comparable companies under the market approach, thereby involving uncertainties.

Deferred tax asset

Deferred income tax assets shall be recognized for all unused deductible losses to the extent that it is probable that there will be sufficient taxable income to offset the deductible losses. This requires the Management to use substantial judgments to estimate the time and amount of future taxable income and adopt the tax planning strategies to determine the amount of deferred income tax assets that should be recognized.

Reward points

The Group estimates a reasonable selling price for reward points separately, taking into account all relevant information, including the ability of customers to redeem reward points for free goods or enjoy discounts on goods, as well as the likelihood of customers exercising their redemption rights in order to allocate the consideration under the contracts. When estimating the likelihood of customers exercising their redemption rights, the Group conducts a comprehensive analysis based on historical data on point redemptions, current point redemption activities, and considerations of customer behavior and market trends in the future. The Group reassesses the estimated redemption rate of reward points at least on each balance sheet date and calculates the amount of revenue to be recognized and the amount of balances related to reward points based on the results of the reassessment.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Assessment of constraints on variable consideration

When estimating variable consideration, the Group considers all information reasonably available, including historical, current, and forecast information, to estimate the range of possible amounts of consideration that may occur and their respective probabilities within a reasonable range. The transaction price including the variable consideration shall not exceed the amount that the accumulated recognized income is likely not to have a significant reversal when the relevant uncertainty is eliminated. When assessing the elimination of uncertainty related to variable consideration, the Group considers the likelihood of revenue reversal and the proportion of the amount that is not reasonably expected to be significant when determining whether cumulative revenue already recognized may be subject to a significant reversal. On each balance sheet date, the Group reassesses the contingent consideration amount, including reassessing the estimates related to contingent consideration, to reflect the circumstances existing at the end of the reporting period and any changes that occurred during the reporting period.

44.	Changes in significant accounting policies and accounting estimate

(1). Changes in significant accounting policies

√	Applicable	☐	Not applicable

Contents and reasons for accounting policy changes		Approval procedure	Remarks (Materially affected items in statements and amount)

In 2018, the Ministry of Finance promulgated the revised CASBE No. 21 – Lease (referred to as the "new lease standards"). The new lease standards, based on the single model similar to the current accounting of financing release, require the lessee to recognize the right-of-use assets and lease liabilities, as well as depreciation and interest expenses, for all leases other than short-term leases and low-value asset leases. Since January 1, 2021, the Group has conducted accounting treatment in accordance with the newly revised lease standards. For contracts existing prior to the first execution, the Group has chosen not to re-evaluate whether they are leases or include leases, and will not adjust the information of comparable periods in accordance with the cohesion provisions. The differences between the new lease standards and the current lease standards on the first execution date are retroactively adjusted to the retained earnings at the beginning of 2021:		Approval from the Board of Directors	As detailed below

(1)	For financial leases prior to the first execution date, the Group measures the right-of-use assets and lease liabilities respectively based on the original book values of the financially leased assets and the financial lease payments payable;

(2)	Assume that the new leasing standard is adopted from the lease commencement date and the incremental borrowing rate of the Group as the lessee is used as the discount rate to determine the lease liability at the carrying amount and measure the right-of-use assets;

(3)	The Group performs impairment testing on the right-of-use assets in accordance with Note V, 30 and makes appropriate accounting treatments.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

The Group adopts simplified treatment for the operational leases whose leased assets are low-value assets before the first execution date or which are to be completed within 12 months, and does not recognize the right-of-use assets and lease liabilities. In addition, the Group adopts the following simplified treatment for the operational leases prior to the first execution date:

(1)	When measuring lease liabilities, the same discount rate may be used for leases with similar characteristics; the measurement of right-of-use assets may not include the initial direct expenses;

(2)	Where there is an option to renew or terminate the lease, the Group determines the lease term based on the actual exercise of the option prior to the first implementation date and other up-to-date circumstances.

(3)	As an alternative to the impairment test of right-of-use assets, the contract containing lease is evaluated by the Group whether it is a loss contract before the first execution date, and the right-of-use assets are adjusted based on the amount of loss reserve included in the balance sheet before the first execution date;

(4)	For lease changes prior to the first execution date, the Group conducts accounting treatment in accordance with the final arrangement of the lease changes.

Prior to the initial adoption date, leases classified as operating leases are still outstanding after the initial adoption date were reassessed and classified by the Group as subleases based on the remaining lease term and terms of the original lease and the sublease. If it is reclassified as a finance lease, the Group will treat it as a new finance lease. In addition, the Group has not made adjustments to leases where it is the sublessor.

For significant operating leases disclosed in the 2020 financial statements with unpaid minimum lease payments, the Group has adjusted the present value discounted at the incremental borrowing rate as of January 1, 2021, and the difference from the lease liability recognized on January 1, 2021, as follows:

Minimum lease payments for significant operating leases as of December 31, 2020.	39,429,535,202.65
Less: Lease payments with simplified approach	176,016,769.37
Including: Short-term lease	176,016,769.37

Weighted average incremental borrowing rate	4.90%
Present value of lease payments and lease liability as of January 1, 2021	26,904,328,571.13

(2).	Changes in significant accounting estimates

☐	Applicable	√	Not applicable

(3).	The financial statements at the beginning of the year for the first implementation of adjustment in the New Lease Standards in 2021

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Balance Sheet

	Unit: Yuan Currency: RMB

	December 31,	January 1,	Adjustment
Items	2021	2021	amount
Current assets:
Monetary funds	12,005,455,154.69	12,005,455,154.69
Loans and advances granted (short-term)	1,393,758,718.35	1,393,758,718.35
Deposit reservation for balance
Lending funds
Trading financial assets	241,410,438.34	241,410,438.34
Derivative financial assets
Notes receivable
Factoring receivable	2,710,166,360.05	2,710,166,360.05
Account receivable	447,397,868.68	447,397,868.68
Receivables financing
Advance payments	2,467,802,583.53	2,319,388,177.80	-148,414,405.73
Premiums receivable
Reinsurance accounts receivable
Provision of cession receivable
Other receivables	938,269,620.40	938,269,620.40
Including: interests receivable	211,245.24	211,245.24
Dividends receivable
Redemptory monetary capital for sale
Inventories	10,881,679,092.38	10,881,679,092.38
Contract assets
Assets held for sale
Non-current assets due within one year		48,150,956.00	48,150,956.00
Other current assets	2,092,549,539.13	2,092,549,539.13
Total current assets	33,178,489,375.55	33,078,225,925.82	-100,263,449.73
Non-current assets:
Loans and advances	201,557,024.80	201,557,024.80
Debt investment
Other creditor investments
Long-term receivables		76,858,788.21	76,858,788.21
Long-term equity investment	5,409,972,860.53	5,405,465,544.07	-4,507,316.46
Investment in other equity instruments
Other non-current financial assets	5,618,159,570.30	5,618,159,570.30
Investment properties	332,748,387.92	332,748,387.92
Fixed assets	5,310,424,471.89	5,310,424,471.89
Construction in progress	194,264,567.11	194,264,567.11
Productive biological assets
Oil and gas assets
Right-of-use assets		22,617,545,731.53	22,617,545,731.53
Intangible assets	1,616,982,112.68	1,616,982,112.68
Development expenses
Goodwill	121,331,244.79	121,331,244.79
Long-term deferred expenses	3,701,445,094.02	3,670,323,205.72	-31,121,888.30
Deferred tax asset	472,606,455.22	1,134,195,726.44	661,589,271.22
Other non-current assets
Total non-current assets	22,979,491,789.26	46,299,856,375.46	23,320,364,586.20
Total assets	56,157,981,164.81	79,378,082,301.28	23,220,101,136.47
Current liabilities:
Short-term loans	13,889,997,357.11	13,889,997,357.11
Borrowings from central bank
Borrowing funds
Trading financial liabilities
Derivative financial liabilities
Notes payable
Accounts payable	12,513,674,031.70	12,513,674,031.70
Accounts collected in advance	197,284,021.08	164,020,698.54	-33,263,322.54
Contract liabilities	3,472,076,794.19	3,472,076,794.19

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	December 31,	January 1,	Adjustment
Items	2021	2021	amount
Financial assets sold for repurchase
Deposits from customers and interbank
Acting trading securities
Acting underwriting securities
Payroll payable	721,581,678.15	721,581,678.15
Taxes payable	266,452,210.54	266,452,210.54
Other payables	3,510,335,991.72	3,584,876,268.65	74,540,276.93
Including: interests payable
Dividends payable	11,528,208.00	11,528,208.00
Handling charges and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year		2,237,649,650.10	2,237,649,650.10
Other current liabilities	321,886,940.98	321,886,940.98
Total current liabilities	34,893,289,025.47	37,172,215,629.96	2,278,926,604.49
Non-current liabilities:
Provision for insurance contracts
Long-term borrowings
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		24,666,678,921.03	24,666,678,921.03
Long-term accounts payable
Long-term payroll payable
Estimated liabilities	123,670,630.29	3,352,627.57	-120,318,002.72
Deferred income	130,947,523.55	130,947,523.55
Deferred tax liabilities	616,873,988.17	616,873,988.17
Other non-current liabilities
Total non-current liabilities	871,492,142.01	25,417,853,060.32	24,546,360,918.31
Total liabilities	35,764,781,167.48	62,590,068,690.28	26,825,287,522.80
Equity (or shareholders' equity):
Paid-in capital (or capital stock)	9,516,285,608.00	9,516,285,608.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves	6,926,920,343.78	6,926,920,343.78
Less: Treasury shares	2,009,067,652.38	2,009,067,652.38
Other comprehensive income	-584,134.06	-584,134.06
Special reserves
Surplus reserves	1,030,866,477.21	1,020,964,555.44	-9,901,921.77
General risk reserves
Undistributed profits	3,886,681,562.18	402,631,831.65	-3,484,049,730.53
Total Equity (or shareholders' equity) attributable to parent company	19,351,102,204.73	15,857,150,552.43	-3,493,951,652.30
Minority interests	1,042,097,792.60	930,863,058.57	-111,234,734.03
Total equity (or shareholders' equity)	20,393,199,997.33	16,788,013,611.00	-3,605,186,386.33
Total liabilities and owners' (or shareholders') equity	56,157,981,164.81	79,378,082,301.28	23,220,101,136.47

Explanation of adjustments of each item:

√	Applicable	☐	Not applicable

The Company has adopted the new leasing standard since January 1, 2021, recognizing right-of-use assets and lease liabilities for all leases except for short-term leases and leases of low-value assets, and recognizing depreciation and interest expenses separately.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Balance Sheet of the Parent Company

	Unit: Yuan Currency: RMB

	December 31,	January 1,	Adjustment
Items	2021	2021	amount
Current assets:
Monetary funds	6,910,650,846.27	6,910,650,846.27
Trading financial assets	50,719,741.48	50,719,741.48
Derivative financial assets
Notes receivable
Account receivable	60,915,137.48	60,915,137.48
Receivables financing
Advance payments	137,433,276.57	127,591,716.38	-9,841,560.19
Other receivables	24,906,579,097.05	24,906,579,097.05
Including: interests receivable
Dividends receivable
Inventories	473,979,768.06	473,979,768.06
Contract assets
Assets held for sale
Non-current assets due within one year	6,699,798.05		6,699,798.05
Other current assets	164,936,487.28	164,936,487.28
Total current assets	32,705,214,354.19	32,702,072,592.05	-3,141,762.14
Non-current assets:
Debt investment
Other creditor investments
Long-term receivables	14,849,325.56		14,849,325.56
Long-term equity investment	11,453,358,655.85	11,448,851,339.39	-4,507,316.46
Investment in other equity instruments
Other non-current financial assets	4,458,278,378.94	4,458,278,378.94
Investment properties
Fixed assets	478,837,682.00	478,837,682.00
Construction in progress	32,888,275.21	32,888,275.21
Productive biological assets
Oil and gas assets
Right-of-use assets		633,071,055.29	633,071,055.29
Intangible assets	211,227,926.32	211,227,926.32
Development expenses
Goodwill
Long-term deferred expenses	89,764,211.59	80,526,302.72	-9,237,908.87
Deferred tax asset	189,913,289.70	215,590,239.89	25,676,950.19
Other non-current assets
Total non-current assets	16,914,268,419.61	17,574,120,525.32	659,852,105.71
Total assets	49,619,482,773.80	50,276,193,117.37	656,710,343.57
Current liabilities:
Short-term loans	10,808,265,416.68	10,808,265,416.68
Trading financial liabilities
Derivative financial liabilities
Notes payable	1,380,000,000.00	1,380,000,000.00
Accounts payable	677,988,956.10	677,988,956.10
Accounts collected in advance	15,075,140.35	15,075,140.35
Contract liabilities	233,649,565.20	233,649,565.20
Payroll payable	63,342,110.44	63,342,110.44
Taxes payable	8,667,008.99	8,667,008.99
Other payables	18,623,630,326.09	18,632,555,816.57	8,925,490.48
Including: interests payable
Dividends payable	11,528,208.00	11,528,208.00
Liabilities held for sale
Non-current liabilities due within one year		14,344,670.17	14,344,670.17
Other current liabilities	21,698,155.17	21,698,155.17
Total current liabilities	31,832,316,679.02	31,855,586,839.67	23,270,160.65
Non-current liabilities:
Long-term borrowings
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		733,745,400.63	733,745,400.63
Long-term accounts payable
Long-term payroll payable
Estimated liabilities	1,286,000.00		-1,286,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	December 31,	January 1,	Adjustment
Items	2021	2021	amount
Deferred income	6,933,333.36	6,933,333.36
Deferred tax liabilities	197,810,762.52	197,810,762.52
Other non-current liabilities
Total non-current liabilities	206,030,095.88	938,489,496.51	732,459,400.63
Total liabilities	32,038,346,774.90	32,794,076,336.18	755,729,561.28
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)	9,516,285,608.00	9,516,285,608.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves	6,764,350,200.40	6,764,350,200.40
Less: Treasury shares	2,009,067,652.38	2,009,067,652.38
Other comprehensive income	-796,187.66	-796,187.66
Special reserves
Surplus reserves	1,030,866,477.21	1,020,964,555.44	-9,901,921.77
Undistributed profits	2,279,497,553.33	2,190,380,257.39	-89,117,295.94
Total equity (or shareholders’ equity)	17,581,135,998.90	17,482,116,781.19	-99,019,217.71
Total liabilities and owners’ (or shareholders’) equity	49,619,482,773.80	50,276,193,117.37	656,710,343.57

Explanation of adjustments of each item:

√	Applicable	☐	Not applicable

The Company has adopted the new leasing standard since January 1, 2021, recognizing right-of-use assets and lease liabilities for all leases except for short-term leases and leases of low-value assets, and recognizing depreciation and interest expenses separately.

(4).	Explanation of restating comparative data for the first-time adoption of the new leasing standard from 2021

☐	Applicable	√	Not applicable

45. Others

☐	Applicable	√	Not applicable

VI.	Taxes

1.	Main tax categories and tax rates

Main tax categories and tax rates

√	Applicable	☐	Not applicable

Type of tax	Taxation basis	Tax rate
VAT	Taxable income	13%, 9%, 6%,
5%, 0%
Urban maintenance and construction tax	Actually paid turnover tax	7%, 5%
Corporate Income Tax	Taxable income	25%, 20%, 16.5%,
15%, 8.25%, 0%
Housing property tax	Housing property original value, rental income	12%, 1.2%
Extra charges for education and local extra charges for education	Actually paid turnover tax	3%, 2%

Note 1:	The applicable VAT rates are 0% for the sales of family planning supplies, vegetables, and some meat, poultry, and eggs; 6% for the revenue from cultural media, warehousing services, etc.; 9% for rental income, and 5% for those subject to simplified collection; 9% for the taxable revenue from sales of fruits, aquatic products, some dried goods, grains and oils, dairy products, and 13% for the taxable revenue from the sales of other goods.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 2:	The self-owned properties are subject to a certain proportion of its original value (70% for Yonghui Superstores Co., Ltd., Fujian Yonghui Commercial Co., Ltd., Anhui Yonghui Logistics Co., Ltd., Jiangsu Yonghui Superstores Co., Ltd., Chongqing Yonghui Superstores Co., Ltd., Yonghui Logistics Co., Ltd., Chengdu Yonghui Business Development Co., Ltd., Chongqing Xuanhui Real Estate Development Co., Ltd., Fujian Yonghui Logistics Co., Ltd., Anhui Yonghui Superstores Co., Ltd., Fujian Yonghui Superstores Co., Ltd., and Gansu Minxian Yonghui Agricultural Development Co., Ltd.; 70% for Fuzhou Minhou Yonghui Superstores Co., Ltd. above ground and (70% * 80%) for underground), with a tax rate of 1.2%; and 12% for rental properties based on rental income.

Explanations shall be disclosed for different taxpayers for tax rate of enterprise income tax

√	Applicable	☐	Not applicable

Name of taxpayer	Income tax rate
(%)
Chongqing Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Superstores Co., Ltd.	15
Yunnan Yonghui Superstores Co., Ltd.	15
Guangxi Yonghui Superstores Co., Ltd.	15
Yonghui Logistics Co., Ltd.	15
Xizang Yonghui Superstores Co., Ltd.	15
Guansu Yonghui Superstores Co., Ltd.	15
Qinghai Yonghui Superstores Co., Ltd.	15
Yonghui Yunjin Technology Co., Ltd.	15
Sichuan Yonghui Store Co., Ltd.	15
Chengdu Yonghui Business Development Co., Ltd.	15
Shaanxi Yonghui Superstores Co., Ltd.	15
Fuping Yunshang Supply Chain Management Co., Ltd.	15
Ningxia Yonghui Superstores Co., Ltd.	15
Yonghui Qinghe Business Factoring (Chongqing) Co., Ltd.	15
Guizhou Yonghui Logistics Co., Ltd.	15
Fuping Yonghui Modern Agricultural Development Co., Ltd.	0
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	0
Hebei Fuji Supply Chain Management Co., Ltd.	0, 25
Yonghui Holdings Co., Ltd.	16.5, 8.25
Dixing Co., Ltd.	16.5
LOHAS Life International Business Co., Ltd.	16.5
Ningbo Xinzhi Investment Co., Ltd.	20
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	20
Shanghai Yinjie International Trade Co., Ltd.	20
Chongqing Boyuan Xunke Technology Co., Ltd.	20
Chongqing Fuyu Supply Chain Management Co., Ltd.	20
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	20
Guizhou Fuping Supply Chain Management Co., Ltd.	20
Hainan Fuli Supply Chain Management Co., Ltd.	20
Hubei Fuhan Supply Chain Management Co., Ltd.	20
Guangdong Fuyue Supply Chain Management Co., Ltd.	20
Fuzhou Fuping Supply Chain Management Co., Ltd.	20
Ningbo Xinguan Investment Co., Ltd.	20
Hebei Yuanxiaoji Technology Development Co., Ltd.	20

2.	Tax preference

√	Applicable	☐	Not applicable

Note 1:	According to the Announcement on Extending the VAT Preferential Policies for Cultural and Educational Products by the Ministry of Finance and the State Taxation Administration (CS [2021] No. 10), value added tax on wholesale and retail sales of books is exempted from January 1, 2021 to December 31, 2023.

Note 2:	According to the Announcement on Exemption of VAT on Vegetable Circulation Link issued by the Ministry of Finance and the State Taxation Administration (CS [2011] No. 137), VAT on vegetable circulation link has been exempted since January 1, 2012.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 3:	According to the Notice on Exempting VAT on Certain Fresh Meat and Egg Products in Agricultural Product Wholesale and Retail by the Ministry of Finance and the State Taxation Administration (CS [2012] No. 75), value added tax on certain fresh meat and egg products sold by taxpayers engaged in agricultural product wholesale and retail is exempted from October 1, 2012.

Note 4:	Subsidiary companies of the Company, including Chongqing Yonghui Superstores Co., Ltd., Guizhou Yonghui Superstores Co., Ltd., Yunnan Yonghui Superstores Co., Ltd., Guangxi Yonghui Superstores Co., Ltd., Yonghui Logistics Co., Ltd., Xizang Yonghui Superstores Co., Ltd., Gansu Yonghui Superstores Co., Ltd., Qinghai Yonghui Superstores Co., Ltd., Sichuan Yonghui Superstores Co., Ltd., Chengdu Yonghui Commercial Development Co., Ltd., Shaanxi Yonghui Superstores Co., Ltd., Fuping Yunshang Supply Chain Management Co., Ltd., Ningxia Yonghui Superstores Co., Ltd., and Guizhou Yonghui Logistics Co., Ltd., enjoy preferential enterprise income tax policies, with enterprise income tax being levied at a rate of 15% from January 1, 2011 to December 31, 2030 according to the relevant provisions of the Ministry of Finance, General Administration of Customs, and the State Taxation Administration regarding deepening the implementation of tax policies related to the development of the Western Development Strategy (CS [2011] No. 58), Announcement on Enterprise Income Tax Issues Concerning the Implementation of the Western Development Strategy by the State Taxation Administration (State Taxation Administration Announcement No. 12 of 2012), and Announcement on Extending Enterprise Income Tax Policies for the Western Development Strategy (Ministry of Finance Announcement No. 23 of 2020).

Note 5:	The subsidiary companies, Fuping Yonghui Modern Agriculture Development Co., Ltd., Gansu Minxian Yonghui Agriculture Development Co., Ltd., Hebei Fuji Supply Chain Management Co., Ltd., are eligible for the preferential policy of exempting corporate income tax on primary agricultural products processing and production in accordance with the relevant provisions in Article 86 of the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China (State Council Order No. 512).

Note 6:	The subsidiary companies, Ningbo Xinzi Investment Co., Ltd., Ruilingtong Marketing Service (Shanghai) Co., Ltd., Shanghai Yinjie International Trade Co., Ltd., Chongqing Boyuan Xunke Technology Co., Ltd., Chongqing Fuyu Supply Chain Management Co., Ltd., Yunnan Fuping Yunshang Supply Chain Management Co., Ltd., Guizhou Fuping Supply Chain Management Co., Ltd., Hainan Fuli Supply Chain Management Co., Ltd., Hubei Fuhan Supply Chain Management Co., Ltd., Guangdong Fuyue Supply Chain Management Co., Ltd., Fuzhou Fuping Supply Chain Management Co., Ltd., Ningbo Xinguang Investment Co., Ltd., and Hebei Yuanxiaoji Technology Development Co., Ltd., are eligible for the preferential corporate income tax policy according to the Notice on Implementing the Policy of Tax Relief for Small and Micro Enterprises (CS [2019] No. 13). For the portion of the annual taxable income of small and micro-profit enterprises that does not exceed RMB1 million, the taxable income is reduced by 25% and the corporate income tax is levied at a rate of 20%. For the portion of the annual taxable income exceeding RMB1 million but not exceeding RMB3 million, the taxable income is reduced by 50% and the corporate income tax is levied at a rate of 20%.

Note 7:	The subsidiary companies of the Company are subject to the two-tier profit tax system as announced in the 2017 Policy Address, in accordance with the 2018 Inland Revenue (Amendment) (No. 3) Bill of the Hong Kong Special Administrative Region Government. The two-tier profit tax system applies to taxable years starting on or after April 1, 2018. For the first HKD2 million of assessable profits of a corporation, the tax rate will be reduced to 8.25%. Any profits thereafter will continue to be taxed at 16.5%. The two-tier profit tax system will benefit eligible enterprises with assessable profits, regardless of their size. To ensure that eligible enterprises are mainly small and medium-sized enterprises, only one related enterprise can be nominated for the benefits. The subsidiary company, Yonghui Holdings Limited, meets the above requirements and will be subject to the two-tier tax rates of 8.25% and 16.5%. The sub-subsidiaries, Dixing and LOHAS Life International Business, will be subject to the tax rate of 16.5%.

3.	Others

☐	Applicable	√	Not applicable

VII.	Notes to Items of Consolidated Financial Statements

1.	Monetary funds

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Cash in hand	72,596,557.48	101,335,211.22
Bank deposit	8,462,314,974.49	10,988,863,063.79
Other monetary funds	628,216,208.25	915,256,879.68
Total	9,163,127,740.22	12,005,455,154.69
Including: total amount of deposit abroad	17,321,750.74	16,469,207.74

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

(1)	The year-end cash mainly represents the sales funds not yet deposited in banks by each store at year-end.

(2)	The funds held overseas at year-end represent funds held overseas by the subsidiaries Yonghui Holdings Co., Ltd., Yonghui Japan Co., Ltd., and LOHAS Life International Business Co., Ltd.

(3)	The restricted monetary funds at year-end of the Group amounted to RMB452,918,396.74 (2020: RMB1,318,416,175.48, as disclosed in Note VII, 83.

(4)	Interest income is derived from bank current deposits at the prevailing interest rate. The term of fixed-term fixed deposits is determined based on the cash needs of the Group, and interest income is earned at the corresponding interest rate of the bank fixed deposits.

(5)	Other monetary funds, excluding margin and escrow account funds, mainly consist of funds in transit, including POS machine card payment income, APP bank card payment income not yet transferred to the Group’s bank accounts, and balances in WeChat and other APP accounts.

2.	Loans and advances

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Total amount of loans and advances	814,617,180.15	1,595,315,743.15
Among which:
1. Amount of loans and advances due within one year	621,955,079.39	1,442,483,313.30
Less: Provision for loan losses due within one year	53,148,824.03	48,724,594.95
Net value of loans and advances due within one year	568,806,255.36	1,393,758,718.35
2. Amount of loans and advances due after one year	249,554,238.37	208,164,880.36
Less: Provision for loan losses due after one year	3,743,313.58	6,607,855.56
Net value of loans and advances due after one year	245,810,924.79	201,557,024.80

Note:	The loans and advances represent corporate loans and advances, consumer credit, etc. provided by Yonghui Small Loans Co., Ltd., a sub-subsidiary of the Group.

The changes in the provision for loan losses are as follows:

	Opening balance	Provision made in this year	Provision written-off in this year	Closing balance
Year 2021	55,332,450.51	75,322,082.56	73,762,395.46	56,892,137.61
Year 2020	33,098,266.35	45,540,106.72	23,305,922.56	55,332,450.51

3.	Trading financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Financial assets measured at fair value with changes included in current profits and losses	1,560,917,920.71	241,410,438.34
Among which:
Equity instrument investment	1,234,713,554.16	180,283,725.12
Fund products	326,204,366.55	53,793,451.37
Debt instruments investment		7,333,261.85
Total	1,560,917,920.71	241,410,438.34

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

√	Applicable	☐	Not applicable

Trading financial assets mainly consist of fund products, stocks, asset management products, and wealth management products purchased during the year.

4.	Derivative financial assets

☐	Applicable	√	Not applicable

5.	Notes receivable

(1).	Category of notes receivable

☐	Applicable	√	Not applicable

(2).	Notes receivable secured by the Company at the end of period

☐	Applicable	√	Not applicable

(3).	Undue closing notes receivable before balance sheet date that endorsed or discounted by the Company

☐	Applicable	√	Not applicable

(4).	Notes adjusted by the Company to accounts receivable due to default of the drawer at the end of period

☐	Applicable	√	Not applicable

(5).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

(6).	Situation of the provision of bad debts

☐	Applicable	√	Not applicable

(7).	Details of notes receivable actually written off during the current period.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	Factoring receivable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Factoring receivable	1,477,389,559.46	2,742,661,083.16
Less: bad debt provision	65,934,194.43	32,494,723.11
Total	1,411,455,365.03	2,710,166,360.05

Note:	The balance of accounts receivable from factoring is formed by the sub-subsidiary Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd. engaging in factoring business.

(1)	Disclosure by category

	December 31, 2021
			Bad debt
Items	Amount	Ratio	provision	Net amount
		%
Accounts receivable from factoring with recourse	1,477,389,559.46	100	65,934,194.43	1,411,455,365.03
Accounts receivable from factoring with recourse	2,742,661,083.16	100	32,494,723.11	2,710,166,360.05

(2)	Bad debt provision recorded, recovered, or reversed during the year

Unit: Yuan Currency: RMB

Allowance for
Items	doubtful accounts
January 1, 2021	32,494,723.11
Provision reversed in this year	45,049,155.91
Provision written-off in this year	-11,609,684.59
December 31, 2021	65,934,194.43

7.	Accounts receivable

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance
Sub-total within one year	456,316,792.14
1-2 years	52,641,347.92
2-3 years	11,090,391.75
Over 3 years	11,982,918.05
Total	532,031,449.86

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Classified disclosure by bad-debt provision method

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Book balance		Closing balance Bad debt provision			Book balance		Opening balance Bad debt provision
Category	Amount	Ratio	Amount	Proportion of bad-debt provision	Carrying value	Amount	Ratio	Amount	Proportion of bad-debt provision	Carrying value
		%		(%)			%		(%)
Provision made on an individual basis	1,894,322.62	0.36	1,894,322.62	100.00		1,894,322.62	0.39	1,894,322.62	100.00
Provision made on a collective basis	530,137,127.24	99.64	53,136,897.40	10.02	477,000,229.84	490,094,344.81	99.61	42,696,476.13	8.71	447,397,868.68
Among which:
Portfolio 1
Accounts receivable from sales	371,214,525.69	69.77	25,335,691.17	6.83	345,878,834.52	342,396,746.92	69.59	20,769,764.87	6.07	321,626,982.05
Supplier service fees and rentals	129,366,361.61	24.31	25,256,896.17	19.52	104,109,465.44	121,477,447.71	24.69	20,429,125.54	16.82	101,048,322.17
Construction payment	6,467,449.86	1.22	2,313,422.16	35.77	4,154,027.70	13,753,818.98	2.80	1,373,266.20	9.98	12,380,552.78
Portfolio 2
Receivables from affiliated parties	23,088,790.08	4.34	230,887.90	1.00	22,857,902.18	12,466,331.20	2.53	124,319.52	1.00	12,342,011.68
Total	532,031,449.86	/	55,031,220.02	/	477,000,229.84	491,988,667.43	/	44,590,798.75	/	447,397,868.68

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance
Name	Book balance	Bad debt provision	Proportion of bad-debt provision	Reasons for provision
			(%)
SHANGHAI MATEY TRADE CO., LTD	1,894,322.62	1,894,322.62	100	Expected not to be recovered
Total	1,894,322.62	1,894,322.62	100	/

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
Name	Account receivable	Bad debt provision	Proportion of bad-debt provision
			(%)
Within 1 year	437,150,744.82	21,297,191.73	4.87
1-2 years	48,754,595.63	15,113,924.62	31.00
2-3 years	11,066,913.25	6,418,809.69	58.00
Over 3 years	10,076,083.46	10,076,083.46	100.00
Total	507,048,337.16	52,906,009.50	10.43

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
Name	Account receivable	Bad debt provision	Proportion of bad-debt provision
			(%)
Within 1 year	19,166,047.32	191,660.47	1
1-2 years	3,886,752.29	38,867.52	1
2-3 years	23,478.50	234.79	1
Over 3 years	12,511.97	125.12	1
Total	23,088,790.08	230,887.90	1

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

(3).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
Category	Opening balance	Provision	Provision Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance
Bad debt provision for accounts receivable	44,590,798.75	28,433,783.51		17,993,362.24		55,031,220.02
Total	44,590,798.75	28,433,783.51		17,993,362.24		55,031,220.02

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4).	Receivables actually verified and cancelled in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	17,993,362.24

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	√	Not applicable

(5).	Receivables of first five companies with the greatest amount of closing amount (categorizing by debtor)

√	Applicable	☐	Not applicable

The aggregate amount of the year-end balances of the top five accounts receivable classified by the debtor is RMB142,635,621.03, accounting for 26.81% of the total year-end balance of accounts receivable. The corresponding year-end balance of bad debt provision is RMB3,307,056.76.

(6).	Accounts receivable ceased to be recognized due to the transfer of financial assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(7).	Transferred receivables and capital and liabilities formed after continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

8.	Receivables financing

☐	Applicable	√	Not applicable

9.	Prepayments

(1).	Advance payments listed by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing balance Amount	Ratio	Opening balance Amount	Ratio
		%		%
Within 1 year	1,615,621,832.61	81.91	2,028,421,993.42	82.20
1-2 years	194,321,731.94	9.85	217,707,397.23	8.82
2-3 years	85,736,781.60	4.35	79,604,886.42	3.23
Over 3 years	76,640,364.08	3.89	142,068,306.46	5.75
Total	1,972,320,710.23	100.00	2,467,802,583.53	100.00

Reasons for untimely settlement of advance payment that has aging of over one year and of significant amount:

Prepayments with an age of more than 1 year are mainly prepayment for goods.

(2).	Prepayments for the top five ending balances collected according to prepayment object

√	Applicable	☐	Not applicable

The aggregate amount of the year-end balances of the top five prepayments collected by the payee during the current period is RMB340,708,563.64, accounting for 17.27% of the total year-end balance of prepayments.

Other disclosures

☐	Applicable	√	Not applicable

10.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest receivable	201,536.05	211,245.24
Dividends receivable
Other receivables	742,167,792.38	938,058,375.16
Total	742,369,328.43	938,269,620.40

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest on small loans	201,536.05	211,245.24
Total	201,536.05	211,245.24

1.	Significant overdue interest

☐	Applicable	√	Not applicable

2.	Provision of bad debts

☐	Applicable	√	Not applicable

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

(4).	Dividends receivable

☐	Applicable	√	Not applicable

(5).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(6).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other receivables

(7).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance
Sub-total within one year	195,736,741.39
1-2 years	125,427,263.92
2-3 years	115,342,741.38
Over 3 years	375,788,397.65
Total	812,295,144.34

(8).	Classification of other accounts payable according to the nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Nature of payment	Closing book balance	Opening book balance
Various types of deposits and guarantees receivable	612,708,570.56	743,354,517.97
Purchases and store petty cash payments	110,940,830.98	140,681,845.63
Receivables from affiliated parties	13,288,531.51	40,738,975.81
Other receivables	75,357,211.29	87,356,982.93
Total	812,295,144.34	1,012,132,322.34

(9).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Balance as of January 1, 2021	9,613,197.40	3,339,874.03	61,120,875.75	74,073,947.18
Current balance as of January 1, 2021
–Transferred to Phase II	-462,487.53	462,487.53
–Transferred to Phase III		-5,791,897.96	5,791,897.96
–Reversed to Phase II
–Reversed to Phase I
Provision of the current period	9,399,110.25	2,767,527.15	7,078,986.40	19,245,623.80
Provision reversed in current period	-9,771,316.82		-849,475.04	-10,620,791.86
Charge-off of the current period
Write-off of the current period			-12,571,427.16	-12,571,427.16
Other changes
Balances as at December 31, 2021	8,778,503.30	777,990.75	60,570,857.91	70,127,351.96

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

√	Applicable	☐	Not applicable

	Expected credit losses within the next 12 months for phase I	Expected credit losses throughout the remaining lifetime for phase II	Credit- impaired financial assets that have incurred credit losses throughout the remaining lifetime for phase III	Total
Opening balance	944,959,009.78	6,052,436.81	61,120,875.75	1,012,132,322.34
– Transferred to Phase II	-9,249,750.55	9,249,750.55
–Transferred to Phase III		-12,870,884.36	12,870,884.36
Increases in current year	187,982,205.00			187,982,205.00
Other increases during the year
Derecognition	-374,398,480.80		-849,475.04	-375,247,955.84
Provision written-off in this year			-12,571,427.16	-12,571,427.16
Closing balance	749,292,983.43	2,431,303.00	60,570,857.91	812,295,144.34

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(10). Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
	Opening		Provision Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for other receivables	74,073,947.18	19,245,623.80	10,620,791.86	12,571,427.16		70,127,351.96
Total	74,073,947.18	19,245,623.80	10,620,791.86	12,571,427.16		70,127,351.96

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(11). Other receivables actually verified and cancelled of current year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Other receivables actually written off	12,571,427.16

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(12). Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Nature of receivable	Closing balance	Aging	Proportion in total closing balance of other receivables	Closing balance of bad-debt provision
				(%)
Yuhong District Bureau of Finance, Shenyang	Various types of deposits and guarantees receivable	54,750,000.00	Over 3 years	6.74	447,500.00
Fujian Huiyouyuan Real Estate Development Co., Ltd.	Various types of deposits and guarantees receivable	24,000,000.00	Over 3 years	2.95	240,000.00
Personal prepaid card payments	Other receivables	16,972,427.96	Over 3 years	2.09	16,972,427.96
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Receivables from affiliated parties	11,942,088.70	1-2 years	1.48	119,420.89
Fuzhou Soarfree Information Technology Co., Ltd.	Various types of deposits and guarantees receivable	10,000,000.00	Within 1 year	1.23	100,000.00
Total	/	117,664,516.66	/	14.49	17,879,348.85

1.	Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

2.	Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

☐	Applicable	√	Not applicable

(13). Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

(14). Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

(15). Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

11.	Inventories

(1).	Inventory classification

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Book balance	Closing balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value	Book balance	Opening balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value
Raw material	6,493,421.17		6,493,421.17	3,590,421.53		3,590,421.53
Inventory goods	10,740,019,264.38		10,740,019,264.38	10,833,444,376.12		10,833,444,376.12
Low-cost consumables	44,978,521.31		44,978,521.31	44,644,294.73		44,644,294.73
Total	10,791,491,206.86		10,791,491,206.86	10,881,679,092.38		10,881,679,092.38

(2).	Provision for inventory depreciation or provision for impairment of contract fulfilling costs

☐	Applicable	√	Not applicable

(3).	Explanation for ending balance of inventories containing capitalized borrowing expense

☐	Applicable	√	Not applicable

(4).	Explanation of amortization of contract fulfillment costs in the current period

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

☐	Applicable	√	Not applicable

12.	Contract assets

(1).	Contract assets

☐	Applicable	√	Not applicable

(2).	Amounts and reasons for significant changes in book value during the reporting period

☐	Applicable	√	Not applicable

(3).	Provision of impairment losses of contract assets of the current period

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

13. Available-for-sale assets

☐	Applicable	√	Not applicable

14. Non-current assets due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Finance lease receivable due within one year	41,563,339.26	48,150,956.00
Total	41,563,339.26	48,150,956.00

End-of-year significant creditor investments and other creditor investments

☐	Applicable	√	Not applicable

15.	Other current assets

√	Applicable	☐	Not applicable

Unit:Yuan Currency: RMB

Items	Closing balance	Opening balance
Input tax to be certified	1,644,071,966.91	1,802,188,965.51
Input tax to be deducted	294,935,904.60	246,822,644.50
Advance income tax	44,161,141.25	42,678,827.69
Advance payment of other taxes	2,262,183.27	859,101.43
Total	1,985,431,196.03	2,092,549,539.13

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

16.	Creditor investments

(1).	Creditor investments

☐	Applicable	√	Not applicable

1.	End-of-year significant creditor investments

☐	Applicable	√	Not applicable

2. Provision of impairment losses

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

(2). End-of-year significant creditor investments

☐	Applicable	√	Not applicable

(3). Provision of impairment losses

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

17. Other creditor investments

(1). Situation of other creditor investments

☐	Applicable	√	Not applicable

(2). End-of-year significant other creditor investments

☐	Applicable	√	Not applicable

(3). Provision of impairment losses

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

18.	Long-term receivables

(1).	Long-term receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance			Opening balance
Items	Book balance	Bad debt provision	Carrying value	Book balance	Bad debt provision	Carrying value	Discount rate interval
Finance lease outlay	73,044,056.84		73,044,056.84	76,858,788.21		76,858,788.21	4.35%-4.9%
Including: unrealized
financing income	17,551,350.54		17,551,350.54	15,224,218.72		15,224,218.72
Total	73,044,056.84		73,044,056.84	76,858,788.21		76,858,788.21	/

(2).	Provision of bad debts

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

(3).	Derecognized long-term receivables caused by transfer of financial assets

☐	Applicable	√	Not applicable

(4).	Amount of assets and liabilities formed through transfer of long-term accounts receivable and continuous involvement.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

19.	Long-term equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase/decrease in the current period
Investee	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Closing balance	Closing balance of provision for impairment
I. Cooperative enterprises
Yonghui Fresh Food Development Co., Ltd. (Note 1)	199,453,270.93			-150,395,271.51		107,664,946.83			156,722,946.25
Subtotal	199,453,270.93			-150,395,271.51		107,664,946.83			156,722,946.25
II. Joint ventures
Zhongbai Holdings Group Co., Ltd. (“Zhongbai Group”) (Note 2)	1,688,000,000.00			-19,307,690.03		-26,021,019.30	-10,167,606.30	-316,503,684.37	1,316,000,000.00	555,451,006.05
Chengdu Hongqi Chain Co., Ltd. (“Hongqi Chain”)	1,892,680,864.41			101,079,401.14			-45,124,800.00		1,948,635,465.55
Zhanjiang Guolian Aquatic Products Co., Ltd. (Note III)	289,866,740.21		-290,021,282.52	160,212.29	-5,669.98
Fujian OneBank Co., Ltd. (“OneBank”)	600,076,754.62			1,422,868.63	1,652,642.73				603,152,265.98
Xiangcun Gaokao Agricultural Co., Ltd.	285,000,000.00			1,190,547.42					286,190,547.42	159,920,284.65
Fujian Minwei Industrial Co., Ltd.	76,621,138.19			9,547,662.25					86,168,800.44
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	92,040,875.39			-16,384,492.04					75,656,383.35

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Increase/decrease in the current period
Investee	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Closing balance	Closing balance of provision for impairment
Beijing Friendship Messenger Trading Co., Ltd.	17,419,070.33			34,432,570.90					51,851,641.23
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	14,656,107.88			5,653,503.50					20,309,611.38
Fuzhou Yijiu San San Bean Products Co., Ltd.	29,885.11			-29,885.11
Fanshiyun (Beijing) Retail Technology Co., Ltd.	16,515,572.68			-2,658,172.27					13,857,400.41
1233 International Supply Chain Management Co., Ltd.	194,895,104.58			-6,037,848.58					188,857,256.00
Fujian Lingyu Jinhua Brand Management Co., Ltd.	13,033,951.27			182,564.15			-2,380,000.00		10,836,515.42
Yunda Online (Shenzhen) Technology Development Co., Ltd.	12,316,345.35			-3,564,272.36				-3,218,259.25	5,533,813.74	3,218,259.25
Origin Country Network Technology (Shanghai) Co., Ltd.	4,106,615.61			-185.73				-4,062,445.92	43,983.96	4,062,445.92
Fujian Enhui Technology Co., Ltd.	3,249,033.66			-863,043.19				-1,784,677.08	601,313.39	1,784,677.08
Jiangsu Shenguo Technology Co., Ltd.	2,643,774.87		-2,541,986.74	-101,788.13
Shanghai Xuanhui Business Service Technology Co., Ltd.	1,998,517.50			-1,998,517.50
Fujian Caimeimei Supply Chain Management Co., Ltd.	738,472.16			-738,472.16

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Increase/decrease in the current period
Investee	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Closing balance	Closing balance of provision for impairment
Quanzhou Lixia Business Management Co., Ltd.	123,449.32		-12,434.56	-111,014.76
Beijing Yonghui Yuanxin Health Technology Co., Ltd. (Note 4)		9,800,000.00		-664,537.40					9,135,462.60
Subtotal	5,206,012,273.14	9,800,000.00	-292,575,703.82	101,209,411.02	1,646,972.75	-26,021,019.30	-57,672,406.30	-325,569,066.62	4,616,830,460.87	724,436,672.95
Total	5,405,465,544.07	9,800,000.00	-292,575,703.82	-49,185,860.49	1,646,972.75	81,643,927.53	-57,672,406.30	-325,569,066.62	4,773,553,407.12	724,436,672.95

Other disclosures

Note 1:	The Group’s Cooperative Enterprises Yonghui Fresh Food Development Co., Ltd. (“Yonghui Fresh Food”) completed Series A financing in 2020. The Group fulfilled its capital contribution obligations to the Yonghui Fresh Food in 2020. In 2021, other third-party shareholders of Yonghui Fresh Food fulfilled their capital contribution obligations, resulting in an increase of RMB107,664,946.83 in the Group’s net assets share of Yonghui Fresh Food.

Note 2:	The Group’s affiliated business Zhongbai Group had changes in capital reserve in 2021, resulting in a decrease of RMB26,021,019.30 in the Group’s net assets share of Zhongbai Group.

Note 3:	The Group reduced all equity interests in Zhanjiang Guolian Aquatic Products Development Co., Ltd. through the bulk trading platform of Shenzhen Stock Exchange in 2021.

Note 4:	The Group jointly established Beijing Yonghui Yuanxin Health Technology Co., Ltd. with Beijing Yuanxin Technology Group Co., Ltd., with a registered capital of RMB20,000,000.00. The Group’s subscribed capital contribution amount was RMB9,800,000.00, accounting for 49.00% of the registered capital. As of December 31, 2021, the Group has fulfilled its capital contribution obligations to Beijing Yonghui Yuanxin Health Technology Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

20.	Other equity instrument investments

(1).	Other equity instrument investments

☐	Applicable	√	Not applicable

(2).	Non-trading equity instrument investments

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

21. Other non-current financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Equity instrument investment
Financial assets measured at fair value with changes included in current profits and losses
Karman Topco L.P. (Note I)		1,148,540,187.18
Dalian Wanda Commercial Management Group Co., Ltd.	4,100,000,000.00	3,708,000,000.00
Yihai Kerry Arawana Holdings Co., Ltd. (Note 1)		750,278,378.94
Ningbo Meishan Bonded Port Zone Kangyu Investment Partnership Enterprise (Limited Partnership)		11,341,004.18
Total	4,100,000,000.00	5,618,159,570.30

Other notes:

√	Applicable	☐	Not applicable

Note 1: These financial assets were released from restricted sale during the current year and reclassified to trading financial assets.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

22.	Investment properties

Measurement model for investment properties

(1).	Investment properties measured with cost measurement model

Unit: Yuan Currency: RMB

Items	Houses and buildings	Total
I. Original book value
1. Opening balance	397,840,556.69	397,840,556.69
2. Increase in current period
3. Decrease in current period
4. Closing balance	397,840,556.69	397,840,556.69
II. Accumulated depreciation and amortization
1. Opening balance	65,092,168.77	65,092,168.77
2. Increase in current period	10,807,004.14	10,807,004.14
(1) Depreciation or amortization	10,807,004.14	10,807,004.14
3. Decrease in current period
4. Closing balance	75,899,172.91	75,899,172.91
III. Provision for impairment
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
IV. Book value
1. Closing book value	321,941,383.78	321,941,383.78
2. Opening book value	332,748,387.92	332,748,387.92

(2).	Investment properties with unsettled property certificate

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

23.	Fixed assets

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Fixed assets	4,646,074,375.37	5,310,424,471.89
Total	4,646,074,375.37	5,310,424,471.89

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Fixed assets

(1).	Fixed assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Houses and buildings	Machinery and equipment	Transportation equipment	Electronic equipment	Tools and instruments	Total
I. Original Book Value:
1. Opening balance	2,666,621,481.79	2,718,721,642.87	307,374,042.63	1,023,079,953.39	2,467,651,442.85	9,183,448,563.53
2. Increase in current period	102,595,521.27	173,368,139.02	5,727,653.69	113,911,525.94	106,917,534.79	502,520,374.71
(1) Acquisition	93,503,890.56	32,939,685.71	5,457,843.03	63,735,756.72	29,452,098.00	225,089,274.02
(2) Transfer from construction in progress	9,091,630.71	140,428,453.31	269,810.66	50,175,769.22	77,465,436.79	277,431,100.69
3. Decrease in current period		190,002,272.63	6,345,822.51	113,965,920.05	330,926,681.41	641,240,696.60
(1) Disposal or scrapping		190,002,272.63	6,345,822.51	113,965,920.05	330,926,681.41	641,240,696.60
(2) Other decrease
4. Closing balance	2,769,217,003.06	2,702,087,509.26	306,755,873.81	1,023,025,559.28	2,243,642,296.23	9,044,728,241.64
II. Accumulated depreciation
1. Opening balance	449,313,031.53	1,403,166,132.25	60,758,555.21	623,721,924.20	1,336,064,448.45	3,873,024,091.64
2. Increase in current period	77,257,234.06	358,795,761.89	17,695,151.53	178,559,414.02	318,673,723.10	950,981,284.60
(1) Provision	77,257,234.06	358,795,761.89	17,695,151.53	178,559,414.02	318,673,723.10	950,981,284.60
3. Decrease in current period		128,547,590.42	5,411,310.49	85,634,933.58	243,181,850.55	462,775,685.04
(1) Disposal or scrapping		128,547,590.42	5,411,310.49	85,634,933.58	243,181,850.55	462,775,685.04
(2) Other decrease
4. Closing balance	526,570,265.59	1,633,414,303.72	73,042,396.25	716,646,404.64	1,411,556,321.00	4,361,229,691.20
III. Provision for impairment
1. Opening balance
2. Increase in current period		18,498,545.45	112,407.73	5,564,730.20	13,248,491.69	37,424,175.07
(1) Provision		18,498,545.45	112,407.73	5,564,730.20	13,248,491.69	37,424,175.07
3. Decrease in current period
(1) Disposal or scrapping
4. Closing balance		18,498,545.45	112,407.73	5,564,730.20	13,248,491.69	37,424,175.07
IV. Book value
1. Closing book value	2,242,646,737.47	1,050,174,660.09	233,601,069.83	300,814,424.44	818,837,483.54	4,646,074,375.37
2. Opening book value	2,217,308,450.26	1,315,555,510.62	246,615,487.42	399,358,029.19	1,131,586,994.40	5,310,424,471.89

(2). Temporary idle fixed assets

☐	Applicable	√	Not applicable

(3). Fixed assets acquired from financing lease

☐	Applicable	√	Not applicable

(4). Fixed assets acquired from operating leasing

☐	Applicable	√	Not applicable

(5). Fixed assets without certificate of title

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

Items	Carrying value	Reasons for failure to get the certificates of title
Shijiazhuang Minxin Square Housing Property	163,236,276.84	Processing
Factories and office buildings of Shaanxi Yonghui Superstores Co., Ltd.	37,121,596.09	Processing
Rail interface of the underground passage at Nanqiaosi Station, Chongqing Xuanhui Real Estate	27,452,687.48	The Group only has the right to use without ownership.
Office building of Fuping Yonghui Modern Agriculture Development Co., Ltd.	9,251,535.47	Processing

Other notes:

☐	Applicable	√	Not applicable

Disposal of fixed asset

☐	Applicable	√	Not applicable

24.	Construction in progress

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Construction in progress	410,335,149.87	194,264,567.11
Total	410,335,149.87	194,264,567.11

Other notes:

☐	Applicable	√	Not applicable

Construction in progress

(1).	Construction in progress

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance Impairment	Carrying		Opening balance Impairment	Carrying
Items	Book balance	provision	value	Book balance	provision	value
Store decoration	126,818,264.09		126,818,264.09	113,222,545.77		113,222,545.77
Guizhou Logistics Park Industrial Park	171,652,726.33		171,652,726.33	35,895,588.54		35,895,588.54
Information technology upgrade project	5,627,818.78		5,627,818.78	34,133,835.46		34,133,835.46
Yonghui Northeast Warehousing Center Construction Project	87,151,397.84		87,151,397.84	11,012,597.34		11,012,597.34
Fujian Yonghui Warehousing Center for New Business Format	19,084,942.83		19,084,942.83
Total	410,335,149.87		410,335,149.87	194,264,567.11		194,264,567.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

1.	Current changes in major projects under construction

(2).	Current changes in major projects under construction

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Project name	Budget amount	Opening balance	Increase in current period	Amount of transferred fixed assets of current period	Other decreased amount of current period	Closing balance	Proportion of accumulative total project investment in the budget	Project progress	Accumulated amount of interest capitalization	Including: amount of capitalization of current interest	Interest capitalization rate in the current period	Source of funds
							(%)				(%)
Yonghui Northeast Warehousing Center Construction Project	400,000,000.00	11,012,597.34	76,138,800.50			87,151,397.84	22	65				Self-funded
Guizhou Logistics Park Industrial Park	330,670,772.60	35,895,588.54	135,757,137.79			171,652,726.33	52	80				Self-funded
Nantong Logistics Park Warehousing Center Building No. 8	80,000,000.00		16,330,275.23			16,330,275.23	20	38				Self-funded
Total	810,670,772.60	46,908,185.88	228,226,213.52			275,134,399.40	/	/			/	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of impairment losses of construction in progress in current period

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Project materials

(4).	Status of project materials

☐	Applicable	√	Not applicable

25.	Productive biological assets

(1).	Productive biological assets measured at cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Planting industry Immature persimmon trees	Total
I. Original book value
1. Opening balance
2. Increase in current period	11,627,554.75	11,627,554.75
3. Decrease in current period
4. Closing balance	11,627,554.75	11,627,554.75
II. Accumulated depreciation
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
III. Provision for impairment
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
IV. Book value
1. Closing book value	11,627,554.75	11,627,554.75
2. Opening book value

(2).	Productive biological assets measured at fair value

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

26.	Oil and gas assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

27.	Right-of-use assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Houses and buildings	Total
I. Original book value
1. Opening balance	32,452,088,775.09	32,452,088,775.09
2. Increase in current period	2,663,057,324.15	2,663,057,324.15
(1) Additions	2,663,057,324.15	2,663,057,324.15
3. Decrease in current period	1,273,915,807.94	1,273,915,807.94
(1) Disposal	1,273,915,807.94	1,273,915,807.94
4. Closing balance	33,841,230,291.30	33,841,230,291.30
II. Accumulated depreciation
1. Opening balance	9,714,225,040.84	9,714,225,040.84
2. Increase in current period	2,227,949,432.01	2,227,949,432.01
(1) Provision	2,227,949,432.01	2,227,949,432.01
3. Decrease in current period	400,594,984.46	400,594,984.46
(1) Disposal	400,594,984.46	400,594,984.46
4. Closing balance	11,541,579,488.39	11,541,579,488.39
III. Provision for impairment
1. Opening balance	120,318,002.72	120,318,002.72
2. Increase in current period	212,171,440.65	212,171,440.65
(1) Provision	212,171,440.65	212,171,440.65
3. Decrease in current period
4. Closing balance	332,489,443.37	332,489,443.37
IV. Book value
1. Closing book value	21,967,161,359.54	21,967,161,359.54
2. Opening book value	22,617,545,731.53	22,617,545,731.53

28.	Intangible assets

(1).	Intangible assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Land use right	Patent rights	Non-patented technologies	Software	Sales network	Total
I. Original book value
1. Opening balance	646,453,759.17	159,739.89	31,193,166.14	1,287,028,343.82	124,688,679.24	2,089,523,688.26
2. Increase in current period	50,309.00			200,375,174.51		200,425,483.51
(1) Acquisition	50,309.00			61,814,552.34		61,864,861.34
(2) Internal R&D
(3) Transfer from work in progress				138,560,622.17		138,560,622.17
3. Decrease in current period				98,860.30		98,860.30
(1) Disposal				98,860.30		98,860.30
4. Closing balance	646,504,068.17	159,739.89	31,193,166.14	1,487,304,658.03	124,688,679.24	2,289,850,311.47
II. Accumulated amortization
1. Opening balance	131,660,266.29	29,282.90	728,265.12	299,671,402.78	20,702,358.49	452,791,575.58
2. Increase in current period	14,072,444.69	13,713.76	6,109,963.70	236,441,877.91	9,959,979.55	266,597,979.61
(1) Provision	14,072,444.69	13,713.76	6,109,963.70	236,441,877.91	9,959,979.55	266,597,979.61
3. Decrease in current period				97,885.70		97,885.70
(1) Disposal				97,885.70		97,885.70
4. Closing balance	145,732,710.98	42,996.66	6,838,228.82	536,015,394.99	30,662,338.04	719,291,669.49
III. Provision for impairment
1. Opening balance					19,750,000.00	19,750,000.00
2. Increase in current period					25,373,333.33	25,373,333.33
(1) Provision					25,373,333.33	25,373,333.33
3. Decrease in current period
(1) Disposal
4. Closing balance					45,123,333.33	45,123,333.33
IV. Book value
1. Closing book value	500,771,357.19	116,743.23	24,354,937.32	951,289,263.04	48,903,007.87	1,525,435,308.65
2. Opening book value	514,793,492.88	130,456.99	30,464,901.02	987,356,941.04	84,236,320.75	1,616,982,112.68

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Land use right with incomplete certificates of title

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

29.	Development expenditures

☐     Applicable     √     Not applicable

30.	Goodwill

(1).	Original book value of goodwill

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of invested entity or matter forming goodwill	Opening balance	Increase in the current period Formed by business merger	Decrease in the current period Provision of impairment losses	Closing balance
Shanghai Dongzhan International Trade Co., Ltd.	3,661,378.25			3,661,378.25
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	309,118,158.17			309,118,158.17

(2).	Provision for goodwill impairment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of invested entity or matter forming goodwill	Opening balance	Increase in the current period Provision	Decrease in the current period Disposal	Closing balance
Guangdong PARK&YH Superstores Co., Ltd.	187,786,913.38	117,669,866.54		305,456,779.92
Total	187,786,913.38	117,669,866.54		305,456,779.92

(3).	Information about the asset group or asset group portfolio of the goodwill

√	Applicable	☐	Not applicable

Goodwill acquired through business combination has been allocated to the assets group of Guangdong PARK&YH Superstores Co., Ltd. for impairment testing. Based on the results of the impairment test, the Group recognized goodwill impairment loss for the year 2021 as approved by the Group's board of directors.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Explanation of the goodwill impairment testing process, key parameters (such as forecast period growth rate, stable period growth rate, profit margin, discount rate, and forecast period, etc., if applicable), and methods for recognizing goodwill impairment loss.

√	Applicable	☐	Not applicable

The asset group of Guangdong PARK&YH Superstores Co., Ltd. is mainly composed of long-term assets. As of December 31, 2021, the carrying value of this asset group has been RMB285,129,210.26 (excluding goodwill) (December 31, 2020: RMB358,276,749.21), and the allocated carrying value of goodwill for this asset group has been RMB305,456,779.92 (December 31, 2020: RMB305,456,779.92). The recoverable amount is determined based on the present value of the estimated future cash flows of the asset group, using cash flow forecasts based on a five-year financial budget approved by the Management. For the year 2021, the discount rate used for the cash flow forecasts was 14.6% (2020: 14.6%), and the growth rate assumed for cash flows beyond five years was 0% (2020: 0%).

The calculation of the present value of estimated future cash flows for the asset group as of December 31, 2021 and December 31, 2020, is based on certain assumptions. The following describes the key assumptions made by the Management in determining the cash flow forecasts for the impairment testing of goodwill:

Budgeted gross profit — The basis is adjusted from the average gross profit rate achieved in the previous year based on expected efficiency improvements and market development.

Discount rate — The discount rate used reflects the pre-tax discount rate that reflects the specific risks of the relevant asset group.

The amounts attributed to the key assumptions for the above asset group or portfolio of asset group are consistent with the Group's historical experience and external information.

(5).	Impact of impairment test of business reputation

√	Applicable	☐	Not applicable

Based on the results of the impairment test, RMB117,669,866.54 of impairment loss was recognized for goodwill at the end of the year.

Other disclosures

☐	Applicable	√	Not applicable

31.	Long-term unamortized expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in current period	Amortization amount in current period	Other decreases	Provision of impairment losses	Closing balance
Renovation costs of rented store	3,640,749,223.76	717,300,892.12	688,072,377.10	172,452,178.91	59,228,474.07	3,438,297,085.80
Decoration expenses for Nantong Logistics Park project	16,096,840.71	19,570,942.98	3,971,722.17			31,696,061.52
Decoration expenses for East China Logistics Park	13,477,141.25	984,353.20	1,965,606.35			12,495,888.10
House rent
Leasehold tenure
Total	3,670,323,205.72	737,856,188.30	694,009,705.62	172,452,178.91	59,228,474.07	3,482,489,035.42

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

The decrease in long-term prepaid expenses for the year is due to the closure of certain stores.

As of the end of 2020, the long-term prepaid expenses for rental properties mainly consist of the construction payments for the store building of Fuzhou Wusi North Store, amounting to RMB30,371,207.71, advanced by the Company on behalf of the owner, Fuzhou Rongfu Group Co., Ltd., and is amortized evenly over a 20-year lease term starting from February 2007. On January 1, 2021, it was remeasured and recognized as right-of-use assets in accordance with the new lease standards. See Note V, 44 for more details.

The leasehold represent the cost of subleases paid for acquired stores and are amortized evenly over the period of benefit. On January 1, 2021, it was remeasured and recognized as right-of-use assets in accordance with the new lease standards. See Note V, 44 for more details.

32.	Deferred tax assets/Deferred tax liabilities

(1).	Deferred income tax assets not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Deductible		Deductible
	temporary	Deferred tax	temporary	Deferred tax
Items	differences	asset	differences	asset
Lease liabilities	17,098,796,792.01	3,560,224,981.50
Provision for impairment of assets	986,612,162.81	185,677,515.48	662,656,951.85	144,377,775.71
Unrealized profits in internal transaction	40,622,102.73	10,155,525.69	45,721,581.00	11,430,395.25
Deductible loss	2,371,321,390.45	545,288,112.14	1,025,713,561.11	231,865,420.89
Equity incentives			119,089,750.65	29,772,437.67
Provision for impairment of credit	191,562,369.81	38,988,455.63	170,874,902.89	37,920,894.37
Estimated liabilities	2,740,384.12	505,635.62	38,051,539.30	8,742,014.82
Reward points program	29,168,757.37	5,847,123.91	40,594,721.46	8,497,516.51
Total	20,720,823,959.30	4,346,687,349.97	2,102,703,008.26	472,606,455.22

(2).	Deferred tax liabilities not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Temporary taxable	Deferred tax	Temporary taxable	Deferred tax
Items	difference	liabilities	difference	liabilities
Profits and losses from changes in fair value	1,074,164,007.75	253,147,239.81	945,180,671.35	220,901,405.71
One-time deduction of fixed assets	649,957,740.00	126,104,146.83	882,231,189.69	172,898,776.19
Receivable from finance lease payments	62,371,748.65	14,661,750.15
Right-of-use assets	14,043,209,983.69	2,918,453,404.70
Estimated value added of the assets in business combination not under same control	684,761,996.23	171,190,499.06	892,295,225.08	223,073,806.27
Total	16,514,465,476.32	3,483,557,040.55	2,719,707,086.12	616,873,988.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Deferred income tax assets or deferred income tax liabilities listed in net amount after offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount not Offset in the Period of Deferred Income Tax Assets and Liabilities	Closing Balance of Offset Deferred Income Tax Assets or Liabilities	Amount not Offset in the Period of Deferred Income Tax Assets and Liabilities	Closing Balance of Offset Deferred Income Tax Assets or Liabilities
Deferred tax asset	3,310,662,181.26	1,036,025,168.71		472,606,455.22
Deferred tax liabilities	3,310,662,181.26	172,894,859.29		616,873,988.17

(4).	Details of unrecognized deferred income tax assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Deductible temporary differences	1,919,864,334.95	203,769,374.99
Deductible loss	5,910,552,113.05	3,866,702,524.94
Total	7,830,416,448.00	4,070,471,899.93

(5).	Deductible losses of unconfirmed deferred income tax assets will be expired in the following listed year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Year	Closing Balance	Opening Balance	Comments
Year 2021		123,599,636.97
Year 2022	150,240,764.94	210,560,917.45
Year 2023	641,389,976.35	707,103,789.14
Year 2024	1,426,277,987.99	1,487,360,188.66
Year 2025	1,274,737,823.74	1,338,077,992.72
Year 2026	2,417,905,560.03
Total	5,910,552,113.05	3,866,702,524.94	/

Other notes:

☐	Applicable	√	Not applicable

33.	Other non-current assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

34.	Short-term borrowings

(1).	Classification of short-term loans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	10,947,557,472.21	13,889,997,357.11
Total	10,947,557,472.21	13,889,997,357.11

Descriptions for categories of short-term loans:

The Group had had no overdue short-term borrowings as of December 31, 2021 and December 31, 2020.

(2).	Overdue unliquidated short-term loans

☐	Applicable	√	Not applicable

The significant overdue and unpaid short-term borrowings are as follows:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

35.	Trading financial liabilities

☐	Applicable	√	Not applicable

36.	Derivative financial liabilities

☐	Applicable	√	Not applicable

37.	Notes payable

(1).	List of notes payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Category	Closing balance	Opening balance
Commercial acceptance bill	33,000,000.00
Total	33,000,000.00

There is no unpaid mature notes payable at the end of this period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

38.	Accounts payable

(1).	List of accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Payment for goods	12,518,578,825.59	12,513,674,031.70
Total	12,518,578,825.59	12,513,674,031.70

1.	Important accounts payable with more than one-year aging

(2).	Important accounts payable with more than one-year aging

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

39.	Advance receipts

(1).	Presentation of advance receipts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Prepaid rent from lessees	199,815,968.65	164,020,698.54
Total	199,815,968.65	164,020,698.54

(2).	Important accounts collected in advance with more than one-year aging

√	Applicable	☐	Not applicable

 Unit: Yuan Currency: RMB

Items	Closing balance	Reason for outstanding payment or carry-over
Prepaid rent from lessees	62,144,625.72	Services not yet provided
Total	62,144,625.72	/

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

40.	Contract liabilities

(1).	Contract liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payments from customers	4,168,427,116.82	3,336,292,122.11
Reward points program	42,813,907.80	47,747,634.87
Advance payment of supplier service fees	91,833,351.24	88,037,037.21
Total	4,303,074,375.86	3,472,076,794.19

The balance of the contract liability at the beginning of 2021 was RMB3,472,076,794.19, of which RMB2,032,509,276.68 was transferred to income in 2021.

(2).	Amounts and reasons for significant changes in book value during the reporting period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

41.	Employee compensation payable

(1).	List of payrolls payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Opening	Increase in the	Decrease in the	Closing
Items	balance	current period	current period	balance
I. Short-term payrolls	670,232,792.09	7,957,025,770.48	8,003,197,536.68	624,061,025.89
II. Post-employment welfare – defined contribution plan	48,820,158.82	703,391,385.38	713,152,551.36	39,058,992.84
III. Dismiss welfare	2,528,727.24	20,032,140.79	20,395,135.58	2,165,732.45
Total	721,581,678.15	8,680,449,296.65	8,736,745,223.62	665,285,751.18

(2).	List of short-term payrolls

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
I. Salaries, bonuses, allowances and subsidies	622,550,269.61	7,042,331,267.19	7,095,461,257.42	569,420,279.38
II. Employee services and benefits	5,755,535.94	275,517,269.84	279,864,680.78	1,408,125.00
III. Social Insurance	21,884,505.27	446,786,690.00	443,808,495.88	24,862,699.39
Include: medical insurance premiums	17,497,229.45	413,271,887.02	411,161,115.29	19,608,001.18
Work injury insurance premium	2,288,323.30	18,566,052.56	18,926,779.95	1,927,595.91
Maternity insurance premiums	2,098,952.52	14,948,750.42	13,720,600.64	3,327,102.30
IV. Housing provident fund	4,498,796.58	154,042,630.24	154,201,045.65	4,340,381.17
V. Labor union expenditure and employee education expenses	15,543,684.69	38,347,913.21	29,862,056.95	24,029,540.95
Total	670,232,792.09	7,957,025,770.48	8,003,197,536.68	624,061,025.89

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	List of defined contribution plans

☐	Applicable	√	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
1. Basic endowment insurance	46,232,294.11	679,903,730.77	689,335,592.55	36,800,432.33
2. Unemployment insurance premium	2,587,864.71	23,487,654.61	23,816,958.81	2,258,560.51
Total	48,820,158.82	703,391,385.38	713,152,551.36	39,058,992.84

Other notes:

☐	Applicable	√	Not applicable

42.	Taxes payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Corporate Income Tax	40,140,539.85	140,019,793.93
VAT	96,701,387.72	79,878,329.87
Personal income tax	17,353,270.53	18,054,633.20
Maintenance fees for river and sea embankments	20,081,784.29	11,364,361.93
Urban maintenance and construction tax	11,040,529.90	6,070,786.27
Housing property tax	3,580,870.82	4,844,388.77
Education Surcharge	11,227,948.43	4,535,308.82
Others	2,723,685.92	1,684,607.75
Total	202,850,017.46	266,452,210.54

43.	Other payables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Dividends payable	12,000,000.00	11,528,208.00
Other payables	2,749,266,270.83	3,573,348,060.65
Total	2,761,266,270.83	3,584,876,268.65

Other notes:

☐	Applicable	√	Not applicable

Interest payable

(1).	List by categories

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Dividends payable

(2).	List by categories

√	Applicable	☐	Not applicable

Items	Closing balance	Opening balance
Common stock dividend		11,528,208.00
Dividends to minority shareholders	12,000,000.00
Total	12,000,000.00	11,528,208.00

Other payables

(1).	Other payables listed by nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Accrued expenses for store rent, electricity, freight, and other expenses	1,155,109,363.42	1,083,785,446.57
Equipment and engineering payments	588,253,490.87	929,970,440.72
Deposits and guarantees	471,705,601.32	505,145,053.46
Investment section	246,944,000.00	496,944,000.00
Restricted stock subscription payments by employees		215,833,173.64
Others	287,253,815.22	341,669,946.26
Total	2,749,266,270.83	3,573,348,060.65

(2).	Other significant payables with more than one-year aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Reason for outstanding payment or carry-over
Cao Shiru	273,379,959.05	Escrowed equity transfer payments and interest
Cao Zengjun	37,816,815.92	Escrowed equity transfer payments and interest
PARKnSHOP (China) Investment Co., Ltd.	44,634,787.59	Fund lending/borrowing
Total	355,831,562.56	/

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

44.	Liabilities held for sale

☐	Applicable	√	Not applicable

45.	Non-current liabilities due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Long-term borrowings due within one year	30,030,833.33
Lease liabilities due within 1 year	2,039,820,377.09	2,237,649,650.10
Total	2,069,851,210.42	2,237,649,650.10

46.	Other current liabilities

Other current liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Amount of tax to be written off	390,433,950.39	321,886,940.98
Total	390,433,950.39	321,886,940.98

The increases and reductions of short-term bonds payable:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

47.	Long-term borrowings

(1).	Classification of long-term loans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	1,021,069,722.22
Total	1,021,069,722.22

Other descriptions, including the interest rate range:

☐	Applicable	√	Not applicable

48.	Bonds payable

(1).	Bonds payable

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Increase and decrease of bonds payable (excluding the preference shares, perpetual capital securities and other financial instruments classified as financial liabilities)

☐	Applicable	√	Not applicable

(3).	Explanation of conversion conditions and conversion time for convertible corporate bonds

☐	Applicable	√	Not applicable

(4).	Description on other financial instruments classified as financial liabilities

Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Descriptions of the other financial tools in financial liabilities:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

49.	Lease liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Houses and buildings	26,866,381,468.91	26,904,328,571.13
Less: Lease liabilities due within one year	2,039,820,377.09	2,237,649,650.10
Total	24,826,561,091.82	24,666,678,921.03

50.	Long-term payables

Itemized list

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Long-term accounts payable

(1).	List of long-term payables according to nature of funds

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Special accounts payable

(2).	Special payables categorized by nature of payment

☐	Applicable	√	Not applicable

51.	Long-term payroll payable

☐	Applicable	√	Not applicable

52.	Estimated liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Closing balance	Cause
Pending Litigation and Arbitration	3,352,627.57	3,628,259.35	Litigation involved
Estimated liabilities from onerous contracts
Total	3,352,627.57	3,628,259.35	/

Other descriptions, including the descriptions of relevant important assumptions and estimations of important accrued liabilities:

The year-end balance of contingent liabilities arises from disputes related to house lease and payment of goods.

The year-end balance of estimated liabilities from loss stores arises from lease contracts with losses. On January 1, 2021, the amount mentioned was reclassified as right-of-use assets in accordance with the new lease standards. See Note V, 44 for more details.

53.	Deferred income

Deferred income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Cause
Governmental subsidy	130,947,523.55	1,765,400.00	14,342,633.76	118,370,289.79	Received governmental subsidy related to assets
Total	130,947,523.55	1,765,400.00	14,342,633.76	118,370,289.79	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items involved in governmental subsidies:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Newly increased	Amount of non-operating	Amount included
	Opening	subsidy amount in	income included	in other incomes	Other	Closing	Assets-related/
Liability item	balance	current period	in current period	in current period	changes	balance	Income-related
Yonghui Logistics Phase I Project Industrial	46,908,321.36			1,421,464.32		45,486,857.04	Asset-related
Juppyri rungs Chongqing Yonghui Urban Life Plaza Project	32,234,413.30			1,121,196.96		31,113,216.34	Asset-related
Subsidy from Cuozhen Town People's Government	15,722,201.61			502,113.48		15,220,088.13	Asset-related
Yonghui Superstores Cold Chain Logistics Terminal Standardization Construction	5,200,000.50			2,599,999.92		2,600,000.58	Asset-related
Project for 2017
Shapingba District Treasury — Supply Chain Project Subsidies	2,333,333.28			800,000.00		1,533,333.28	Asset-related
Fujian Yonghui Logistics Warehousing Center	2,400,000.04			399,999.96		2,000,000.08	Asset-related
Refund of Yonghui Headquarters Construction Supporting Fees	2,693,520.26			93,687.60		2,599,832.66	Asset-related
Pilot Project for Supply Chain System Construction	1,989,666.70			507,999.96		1,481,666.74	Asset-related
Energy Management Center Project	920,336.04			501,999.96		418,336.08	Asset-related
Subsidies for Supply Chain System Construction	1,633,333.30			400,000.00		1,233,333.30	Asset-related
Equipment Acquisition Subsidies	696,000.00			288,000.00		408,000.00	Asset-related
Special Fund Subsidy for Logistics Standardization Pilot Project of Guanshanhu Bureau of Commerce	388,937.16			388,937.16			Asset-related
Provincial Cold Chain Logistics Special Fund for 2017	559,999.96			80,000.04		479,999.92	Asset-related
Fund for the Construction of Important Product Traceability System	449,675.70			154,174.44		295,501.26	Asset-related
Subsidy for Lugu Store Poverty Alleviation Project	73,340.97			28,389.96		44,951.01	Asset-related

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Opening	Newly increased subsidy amount in	Amount of non-operating income included	Amount included in other incomes	Other	Closing	Assets-related/
Liability item	balance	current period	in current period	in current period	changes	balance	Income-related
Supply Chain System Construction Project of Kunshan Bureau of Commerce	3,500,000.00			1,500,000.00		2,000,000.00	Asset-related
Subsidy for Supply Chain System Construction Project of Nanjing Jiangbei New District Management Committee Finance Bureau	1,927,999.98			482,000.04		1,445,999.94	Asset-related
Subsidy for Supply Chain System Construction Project of Fuzhou City	6,933,333.36			1,599,999.96		5,333,333.40	Asset-related
Subsidy for Supply Chain System Construction Project of Nantong Town Financial Office, Minhou County	4,383,110.03			1,031,319.96		3,351,790.07	Asset-related
Subsidy for Zhejiang Agricultural Product Supply Chain Construction		1,765,400.00		441,350.04		1,324,049.96	Asset-related
Total	130,947,523.55	1,765,400.00		14,342,633.76		118,370,289.79

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

54.	Other non-current liabilities

☐	Applicable	√	Not applicable

55.	Capital stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease in current period (+, -)
	Opening balance	New issue	Share donation	converted reserved	Share from funds	Others	Subtotal	Closing balance
Total number of shares	9,516,285,608.00					-441,248,615.00	-441,248,615.00	9,075,036,993.00

Other notes:

On July 6, 2021, the Company held the 29th meeting of the fourth board of directors to approve the proposal on terminating the implementation of the 2017 and 2018 restricted stock phase-III incentive plan and repurchasing and canceling the shares. On July 22, 2021, the 2021 first extraordinary general meeting approved the proposal. The Company agreed to repurchase and cancel 48,034,200 shares of restricted stock that had been granted but not yet released to 326 incentive recipients. On July 6, 2021, the Company held the 29th meeting of the fourth board of directors to approve the proposal on terminating the implementation of the 2017 and 2018 restricted stock phase-III incentive plan and repurchasing and canceling the shares. On July 22, 2021, the 2021 first extraordinary general meeting approved the proposal. Based on the Company's future development strategy and considering factors such as the Company's financial condition and operating conditions, the Company intends to change the purpose of repurchasing shares from "source of shares for the implementation of equity incentive or employee shareholding plan" to "cancellation to reduce registered capital". The number of shares proposed to be canceled this time is 393,214,415 shares, accounting for 4.13% of the Company's total share capital before cancellation. As of December 31, 2021, the Company has completed the industrial and commercial registration for the aforementioned changes in share capital.

56.	Other equity instruments

(1).	Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

(2).	Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Other descriptions for change situations and reasons on increase and decrease of equity instruments in current period, and relevant accounting treatment basis:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

57.	Capital reserves

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Capital premium (share capital premium)	6,099,816,713.28		2,727,608,348.90	3,372,208,364.38
Other capital reserves	827,103,630.50	81,316,628.17	4,483,811.25	903,936,447.42
Total	6,926,920,343.78	81,316,628.17	2,732,092,160.15	4,276,144,811.80

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

(1)	As stated in Note VII, 55, the Company canceled 441,248,615 restricted stocks this year, resulting in a decrease of RMB2,727,608,348.90 in share premium.

(2)	As stated in Note VII, 19 notes 1 and 2, the related matters resulted in an increase of RMB81,316,628.17 in capital reserves — Others.

(3)	The reduction of capital reserves — Others for the 2017 and 2018 restricted stock incentive plans amounted to RMB4,483,811.25 this year.

58.	Treasury stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Equity incentive buyback	2,009,067,652.38	1,159,789,311.52	3,168,856,963.90
Total	2,009,067,652.38	1,159,789,311.52	3,168,856,963.90

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

(1)	On October 29, 2020, the Company held the 23rd meeting of the fourth board of directors and approved the proposal on repurchasing company shares. It was decided to use self-owned funds of no more than RMB2.7 billion to repurchase shares at a price not exceeding RMB9 per share, with the repurchase period starting from November 4, 2020, to October 28, 2021. As of December 31, 2021, the Company has cumulatively bought back 393,214,415 shares through centralized bidding, accounting for 4.13% of the total share capital of the Company. The lowest transaction price was RMB5.26 per share, and the highest transaction price was RMB8.14 per share. The total amount paid for the buy-back was RMB2,699,960,993.30.

(2)	As stated in Note VII, 55, the Company canceled 441,248,615 shares this year, resulting in a decrease of RMB3,168,856,963.90 in treasury stock.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

59.	Other comprehensive income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period
Items	Opening balance	Amount before income tax in the current period	Less: transferring other comprehensive income recorded in the last period into the profit and loss of current period	Less: transferring other comprehensive income recorded in the last period into the retained earnings of current period	Less: income tax expense	Attributable to parent company after tax	Attributable to minority shareholders after tax	Closing balance
I. Other comprehensive income that cannot be re-classified into profits and losses
II. Other comprehensive income to be re-classified into profits and losses	-584,134.06	2,078,468.25				2,078,468.25		1,494,334.19
Including: other comprehensive incomes that can be transferred into profit and loss under the equity method	-796,187.66	2,448,830.39				2,448,830.39		1,652,642.73
Balance arising from the translation of foreign currency financial statements	212,053.60	-370,362.14				-370,362.14		-158,308.54
Total of other comprehensive income	-584,134.06	2,078,468.25				2,078,468.25		1,494,334.19

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

60.	Special reserves

☐ Applicable	√ Not applicable

61.	Surplus reserves

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Statutory surplus reserve	1,020,964,555.44	82,842,151.71		1,103,806,707.15
Total	1,020,964,555.44	82,842,151.71		1,103,806,707.15

Surplus reserves descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Due to the retrospective adjustments made in accordance with the CASBE and related new regulations, there is an impact on the beginning balance of statutory surplus reserves of RMB9,901,921.77, as detailed in Note V, 44 of this section.

62.	Undistributed profits

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Items	Current period	Last period
Undistributed profits at the end of last period before adjustment	3,886,681,562.18	3,532,326,671.64
Total opening undistributed profits during adjustment (increase is indicated by "+", and decrease is indicated by "-")	-3,484,049,730.53
Undistributed profits at the beginning of the year after adjustment	402,631,831.65	3,532,326,671.64
Add: net profit attributable to the owner of parent company in current period	-3,943,871,849.80	1,794,470,167.16
Less: appropriation to statutory surplus reserves	82,842,151.71	208,957,562.58
Ordinary stock dividends payable	173,602,545.63	1,231,157,714.04
Undistributed profit at the end of the period	-3,797,684,715.49	3,886,681,562.18

Details of adjustment of undistributed profits at the beginning of the year:

Due to the retrospective adjustments made in accordance with the CASBE and related new regulations, there is an impact on the beginning balance of undistributed profits of RMB3,484,049,730.53, as detailed in Note V, 44 of this section.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

63.	Operating revenue and operating costs

(1).	Operating revenue and costs

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	84,957,828,262.31	73,589,282,912.20	86,784,855,751.70	72,617,277,003.01
Other business	6,104,066,049.82	437,929,346.10	6,414,251,912.33	663,236,424.88
Total	91,061,894,312.13	74,027,212,258.30	93,199,107,664.03	73,280,513,427.89

(2).	Operating Revenue Deduction Statement

Unit: Yuan 10,000 Currency: RMB

Items	Current year	Specific deductions	Last year	Specific deductions
Operating revenue amount	9,106,189.43		9,319,910.77
Total amount of deducted items from operating revenue	24,480.10		34,272.64
Percentage of total amount of items deducted from operating income to operating income (%)	0.27%		0.37%
I. Non-core Business Income
1. Other business income unrelated to normal operations. such as rental of fixed assets, intangible assets, packing materials, sale of materials, non-monetary asset exchanges using materials, income from entrusted management services, and other income included in the main operating income but unrelated to the normal operations of the listed company.	19,154.75	Sales revenue from waste paper and scraps: RMB190.8954 million, as well as trustee fee income of RMB0.6521 million	18,053.20	Sales revenue from waste paper and scraps: RMB179.5352 million, as well as trustee fee income of RMB0.9968 million.
2. Income from non-qualified financial business activities, such as interests income from funds borrowed; income generated from non-qualified financial businesses introduced in the current and previous fiscal years, such as guarantee, factoring, microloans, finance leasing, pawnbroking, etc., excluding finance leasing activities conducted for the purpose of selling main products.
3. Income generated from new trade business in the current and previous fiscal years.
4. Income generated from related-party transactions unrelated to the Company’s existing normal business operations.	5,325.35	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.	16,219.44	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.
5. Income of subsidiary companies consolidated under the same control from the beginning of the period to the consolidation date.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Current year	Specific deductions	Last year	Specific deductions
Income generated from business activities that have not formed or have difficulty forming a stable business model.
Subtotal of non-core business income	24,480.10		34,272.64
II. Income without Substantive Commercial Nature
1. Income generated from transactions or events that do not significantly change the future cash flow of the company in terms of risk, timing, or amount.
2. Income generated from transactions without genuine business activities, such as false income realized through self-trading, and false income generated through the use of internet technology or other methods to construct transactions.
3. Income generated from business activities with unfair transaction prices.
4. Income generated from subsidiary companies or businesses acquired during the current fiscal year at unfair consideration or non-transaction methods.
5. Income involved in non-standard audit opinions in the audit report.
6. Income generated from other transactions or events without commercial rationality.
Subtotal of income without substantive commercial nature
III. Other Income Unrelated to or without Substantive Commercial Nature of the Core Business
Operating revenue after deductions	9,081,709.33		9,285,638.13

Note 1:	The deducted income in the current year, in addition to regular business income, includes sales revenue from waste paper and scraps: RMB190.8954 million (2020: RMB179.5352 million), as well as trustee fee income: RMB0.6521 million (2020: RMB0.9968 million). Yonghui Superstores Co., Ltd.’s main business includes the sale of fresh products, food supplies, clothing, and related promotional services, logistics and distribution, property purchase and rental, etc. The above-mentioned income is unrelated to the core business and is deducted.

Note 2:	The non-operating income deducted in the current year, which is unrelated to the existing normal operating business, generated from related-party transactions amounts to RMB53.2535 million (2020: RMB162.1944 million). This portion represents income obtained by the Group from providing financial shared services and information system services to related parties, which are unrelated to the main business and therefore deducted.

Note 3:	The Group’s factoring and small loans business has been conducted since 2017 and is not a newly added non-financial business in the current and previous fiscal years, so the related income does not require deduction.

Note 4:	Apart from the above, the Group has no other non-core business income or income without substantive commercial nature that needs to be deducted.

(3).	Conditions of incomes generated by contract

☐ Applicable	√ Not applicable

Explanation of revenue generated from contracts:

☐ Applicable	√ Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Description of performance obligations

☐ Applicable	√ Not applicable

(5).	Description of allocating to the residual fulfillment obligations

☐ Applicable	√ Not applicable

64.	Taxes and surcharges

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Urban maintenance and construction tax	49,944,537.60	57,202,512.09
Education Surcharge	39,580,546.58	42,738,341.73
Housing property tax	29,173,671.38	26,233,184.19
Land use tax	6,282,588.02	5,717,229.86
Stamp duty	50,995,772.71	48,046,107.13
Flood control fees	24,875,179.81	26,556,027.97
Others	12,087,922.01	13,256,472.53
Total	212,940,218.11	219,749,875.50

65.	Sales expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Employee compensation	7,046,857,303.99	6,229,272,262.68
Depreciation and amortization	3,552,285,375.38	1,485,365,468.35
Water and electricity fees and fuel expenses	1,379,250,486.39	1,247,815,472.93
Freight and warehousing service fees	1,235,941,963.87	1,174,395,969.90
Rent and property management fees	750,713,040.72	2,809,555,990.73
Business publicity expense	539,686,946.80	518,481,743.69
Cleaning fees	522,660,045.32	502,959,223.44
Low-cost consumables	489,632,689.54	532,316,374.80
Repair fees	342,255,794.69	273,278,472.16
Platform service fee	285,958,224.26	262,132,020.82
Office expenses such as car, travel, and communication expenses	192,986,250.12	193,088,029.38
Others	291,279,947.52	210,068,840.84
Total	16,629,508,068.60	15,438,729,869.72

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

66.	Administrative expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Employee compensation	1,197,805,771.55	1,212,178,237.13
Depreciation and amortization	307,727,664.43	231,051,215.18
Costs of wear and tear of commodities	212,270,303.09	222,994,413.80
Rent and property management fees	61,445,423.78	80,297,316.10
Office expenses such as car, travel, and communication expenses	124,038,919.26	144,568,864.96
Consulting, audit, legal, and other intermediary service expenses	73,524,424.83	144,174,148.69
Low-cost consumables	22,029,683.00	5,527,607.04
Equity incentives	11,565,233.98	92,387,678.15
Others	145,048,567.96	159,848,462.89
Total	2,155,455,991.88	2,293,027,943.94

67.	Research and development expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Employee compensation	385,006,006.42
Depreciation & Amortization	23,975,573.56
Office expenses such as car, travel, and communication expenses	17,892,281.13
Low-cost consumables	1,150,762.14
Repair fees	78,802.39
Others	4,042.57
Total	428,107,468.21

68.	Financial expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Interest expense	1,677,039,950.99	314,446,061.01
Less: interest income	-292,633,975.09	-251,939,362.97
Exchange gains and losses	1,823,788.56	-2,378,054.62
Service fees and others	165,463,912.02	163,332,668.96
Total	1,551,693,676.48	223,461,312.38

Note 1:	In the current year, interest expenses include RMB1,289,206,203.75 for lease liabilities.

Note 2:	In the current year, interest income includes RMB5,534,563.91 for interest income from finance lease receivables related to subleasing.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

69.	Other income

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Governmental subsidy	178,841,982.84	302,314,124.74
Return of individual income tax withheld service changes withheld and remitted	4,615,700.99	14,172,493.84
Total	183,457,683.83	316,486,618.58

70.	Investment income

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Long-term equity investment income measured with equity method	-49,185,860.49	-273,205,995.95
Investment income for disposing long-term equity investment production	40,869,144.79	33,630,974.05
Investment income from trading financial assets	132,419,255.68	24,482,602.43
Interest income from debt investments during the holding period		844,065.56
Investment income from non-current financial assets during the holding period	67,910,214.00	71,305,724.70
Total	192,012,753.98	-142,942,629.21

71.	Income from net exposure hedging

☐ Applicable	√ Not applicable

72.	Fair value changes in equity investments

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Sources generating income from changes in fair value	current period	last period
Trading financial assets	-642,061,075.16	98,673,994.07
Other non-current financial assets	263,534,314.84	1,052,881,968.82
Total	-378,526,760.32	1,151,555,962.89

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

73.	Impairment loss

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Bad debt loss of accounts receivable	28,433,783.51	-6,524,189.96
Bad debt loss of other receivables	8,624,831.94	31,492,264.79
Bad debt losses on loans	75,322,082.56	45,540,106.72
Bad debt losses on factored receivables	45,049,155.91	12,857,357.58
Total	157,429,853.92	83,365,539.13

74.	Asset impairment loss

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
I. Bad-debt losses
II. Inventory Write-Down Losses and Contract Fulfillment Costs Impairment loss
III. Impairment Loss on Long-term Equity Investments	325,569,066.62	306,631,855.96
IV. Impairment Loss on Investment Properties
V. Impairment losses on fixed assets	37,424,175.07
VI. Impairment Loss of Engineering Material
VII. Impairment Loss on Work in Progress
VIII. Impairment Loss of Productive Biological Asset
IX. Impairment Loss on Oil and Gas Assets
X. Impairment Loss on Intangible Assets	25,373,333.33	19,750,000.00
XI. Goodwill impairment loss	117,669,866.54	187,786,913.38
XII. Others
XIII. Impairment Loss on Right-of-Use Assets	212,171,440.65
XIII. Impairment Loss on Long-term Prepaid Expenses	59,228,474.07	178,275,156.56
Total	777,436,356.28	692,443,925.90
Other notes:

The Group recognized an impairment loss of RMB59,228,474.07 on long-term prepaid expenses and an impairment loss of RMB212,171,440.65 on right-of-use assets in the current year. These impairment losses were made due to the recoverable amounts being lower than the carrying amounts, resulting in the recognition of impairment provisions for the Group's leased stores. The recoverable amount is determined based on the higher of the present value of expected future cash flows and the fair value less disposal costs of the asset group. The asset group mainly consists of fixed assets of leased stores, right-of-use assets, and long-term prepaid expenses. A discount rate of 12.5% is used to determine the present value of the expected future cash flows of the asset group.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

75.	Gains on disposal of assets

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Loss on disposal of fixed assets	-52,848,517.31	-7,909,111.91
Disposal loss on intangible assets	-974.60	-250,113.89
Gains from disposal of right-of-use assets	106,213,567.40
Total	53,364,075.49	-8,159,225.80

76.	Non-operating income

Non-operating income

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Compensation income	227,085,191.51	227,136,132.64
Income from store lease penalty compensation		2,734,476.97
Cash overage	1,155,687.16	1,434,468.89
Accounts payable that can’t be paid	35,508,692.36	29,916,895.43	35,434,758.63
Others	80,196,573.08	29,167,380.56	78,674,194.27
Total	343,946,144.11	290,389,354.49	114,108,952.90

Governmental subsidies included in current profits and losses

☐ Applicable	√ Not applicable

Other notes:

☐ Applicable	√ Not applicable

77.	Non-operating expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Total losses on disposal of non-current assets	133,781,977.67	175,860,835.01	133,781,977.67
Including: losses on disposal of fixed assets
External donation	2,678,137.16	6,637,843.22	2,678,137.16
Compensation and litigation expenses, etc	95,487,107.10	93,748,501.27	95,487,107.10
Onerous contracts		120,318,002.72
Others	6,489,823.97	4,400,619.01	6,489,823.97
Total	238,437,045.90	400,965,801.23	238,437,045.90

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

78.	Income tax expense

(1).	Table of income tax expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Current income tax expenses	118,314,551.71	437,926,162.80
Deferred income tax expenses	-345,808,571.15	83,065,308.97
Total	-227,494,019.44	520,991,471.77

(2).	Adjustment of accounting profits and income tax expenses

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period
Total profit	-4,722,072,728.46
Income tax expense calculated as per legal/applicable tax rate	-1,180,518,182.12
Impact on different applicable rates in subsidiary	83,560,644.96
Impact on adjustment of income tax in last period	5,986,036.53
Impact on nontaxable income	-48,852,871.99
Impact on nondeductible cost, expense and loss	40,280,308.77
Impact on deductible loss of unrecognized assets from deferred income tax in the previous period	-47,945,131.79
Impact on deductible transient difference or deductible loss of unconfirmed assets from deferred income tax in the current period	922,584,836.14
Profit/(Loss) attributable to Cooperative Enterprises and Joint Ventures	10,137,965.16
Others	-12,727,625.10
Income tax expenses	-227,494,019.44

Other notes:

☐ Applicable	√ Not applicable

79.	Other comprehensive income

√ Applicable	☐ Not applicable

See Note VII, 59 of the financial statements for details.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

80.	Cash flow statement items

(1).	Other cash receipts relating to operating activities

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Governmental subsidy	170,880,450.07	324,400,552.37
Interest income of bank deposit	327,484,533.35	239,431,006.81
Income from compensation, etc.	227,085,191.51	229,870,609.61
Deposits and guarantees, etc.	130,645,947.41
Cash overage	1,155,687.16	1,434,468.89
Collection of receivables	127,452,500.09	17,734,351.11
Repayments of loans from small loan and factoring companies in Chongqing	1,959,038,319.55	38,394,032.74
Others	76,843,945.51	29,167,380.56
Total	3,020,586,574.65	880,432,402.09

(2).	Other cash payments relating to operating activities

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Sales expenses, administrative expenses, and research and development expenses	6,530,210,224.44	8,439,096,442.73
Financial expenses — financial service fees	165,463,912.02	163,332,668.96
Expenditure on donation	2,678,137.16	6,637,843.22
Penalties, compensation, overdue fine and other non-operating expenses	98,348,671.72	101,597,011.78
Deposits and reserves, etc.	33,439,452.14	46,056,912.63
Payment of letters of guarantee and security for costs	70,409,194.65
Total	6,900,549,592.13	8,756,720,879.32

(3).	Other cash received relating to investment activities

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Financial products recovered	1,589,421,555.93	5,609,884,505.21
Receipt of investment income from financial management	131,898,172.96	37,835,024.15
Receipt of cash dividends from non-current financial assets during the holding period	67,910,214.00	71,305,724.70
Net cash received from the payment by the subsidiaries and other business entities		107,486,377.88
Redemption of fixed-term deposits	685,906,973.39
Receipt of cash dividends from trading financial assets during the holding period	521,082.72
Total	2,475,657,999.00	5,826,511,631.94

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Other paid cash relating to investment activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Purchase of bank wealth management, asset management, and trust products	1,966,236,083.15	5,387,235,544.57
Total	1,966,236,083.15	5,387,235,544.57

(5).	Other received cash relating to financing activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Receipt of lease payments from finance leases	39,947,401.43
Total	39,947,401.43

(6).	Other paid cash relating to financing activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Share buy-backs	1,160,116,610.88	1,540,171,681.78
Payment of employee's withdrawal share	215,833,173.64	229,785,075.08
Payment of fixed rent for non-exempt lease contracts	3,104,100,299.39
Total	4,480,050,083.91	1,769,956,756.86

81.	Supplementary information for cash flow statement

(1).	Supplementary data to cash flow statement

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Supplementary information	current period	last period
1. Cash flows converted from net profits for business operation activities:
Net profit	-4,494,578,709.02	1,653,188,577.52
Plus: provision for impairment of assets	777,436,356.28	692,443,925.90
Credit impairment loss	157,429,853.92	83,365,539.13
Depreciation of fixed assets, depreciation of oil & gas assets, and depreciation of productive biological assets	950,981,284.60	917,275,286.45
Depreciation of right-of-use assets	2,227,949,432.01
Amortisation of intangibles	266,597,979.61	89,928,640.58
Depreciation and amortization of investment properties	10,807,004.14	10,800,472.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Amount of	Amount of
Supplementary information	current period	last period
Amortization of long-term deferred expenses	694,009,705.62	709,212,756.50
Losses on the disposal of fixed assets, intangible assets and other long-term assets (profit is indicated by “-”)	-53,364,075.49	8,159,225.80
Loss on scrapping of fixed assets (profit is indicated by “-”)	133,781,977.67	175,860,835.01
Loss on changes in fair value (profit is indicated by “-”)	378,526,760.32	-1,151,555,962.89
Financial expenses (profit is indicated by “-”)	1,673,329,175.64	299,559,650.23
Investment loss (profit is indicated by “-”)	-192,012,753.98	142,942,629.21
Decrease in deferred income tax assets (increase is indicated by “-”)	98,170,557.73	-51,913,279.38
Increase in deferred income tax liabilities (decrease is indicated by “-”)	-443,979,128.88	134,978,588.35
Decrease of inventory (increase is indicated by “-”)	90,187,885.52	1,549,841,784.57
Decrease of operational receivables (increase is indicated by “-”)	2,520,064,591.49	680,457,520.96
Increase in operational payables (decrease is indicated by “-”)	1,048,368,445.30	-22,008,031.07
Others	-16,785,413.23	217,171,723.16
Net cash flow from operating activities	5,826,920,929.25	6,139,709,882.14
2. Major investment and financing activities that do not involve cash receipts and payments:
Conversion of debts into capital Convertible bonds due within one year Fixed assets under financing lease
3. Net change in cash and cash equivalents:
Closing balance of cash	8,643,661,498.06	10,587,979,162.31
Minus: opening balance of cash	10,587,979,162.31	6,514,581,080.98
Add: closing balance of cash equivalents
Minus: opening balance of cash equivalents Net increase in cash and cash equivalents	-1,944,317,664.25	4,073,398,081.33

(2).	Net cash paid in current period and acquired from subsidiary

☐	Applicable	√	Not applicable

(3).	Net cash received from disposal of subsidiaries during the current period

☐	Applicable	√	Not applicable

(4).	Composition of cash and cash equivalents

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
I. Cash	8,643,661,498.06	10,587,979,162.31
Including: cash on hand	72,596,557.48	101,335,211.22
Bank deposit ready for payment at any time	8,302,138,878.64	10,152,024,975.83
Other monetary funds ready for payment at any time	268,926,061.94	334,618,975.26

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Closing balance	Opening balance
II. Cash equivalents
Including: bond investments due in three months
III. Closing balance of cash and cash equivalents	8,643,661,498.06	10,587,979,162.31
Including: restricted cash and cash equivalents used by parent company or subsidiaries	452,918,396.74	1,318,416,175.48

Other notes:

☐	Applicable	√	Not applicable

82.	Notes to items in statement of changes in equity

Description for adjustment on item name of "Others", adjustment amount and other matters at the end of last year:

☐	Applicable	√	Not applicable

83.	Assets with restricted ownership or right of use

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing book value	Reason for restriction
Monetary funds	452,918,396.74	Deposits and funds in escrow accounts
Total	452,918,396.74	/

Other notes:

As of December 31, 2021, monetary funds with a carrying value of RMB320,879,510.26 (December 31, 2020: RMB555,381,141.18) are deposited in a escrow account, which will be used to pay for the purchase of equity in Chengdu Hongqi Chain Co., Ltd. by the Group upon maturity.

As of December 31, 2021, monetary funds with a carrying value of RMB38,410,636.05 (December 31, 2020: RMB25,256,763.24) are used for the deposit of lease guarantees.

As of December 31, 2021, monetary funds with a carrying value of RMB93,628,250.43 (December 31, 2020: RMB36,372,928.59) are frozen due to litigation cases.

As of December 31, 2020, monetary funds with a carrying value of RMB701,405,342.47 are restricted from early withdrawal.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

84.	Foreign currency monetary items

(1).	Monetary items of foreign currency

√	Applicable	☐	Not applicable

			Unit: Yuan

	Closing balance of	Conversion	Closing balance converted into
Items	foreign currency	exchange rate	RMB
Monetary funds
Including: USD	1,775,523.27	6.38	11,320,203.71
HKD	9,776,174.96	0.82	7,993,000.65
GBP	16,739.22	8.61	144,064.42
JPY	22,512,939.43	0.06	1,247,554.54
Account receivable	–	–
Including: USD	24,578.12	6.38	156,702.72
JPY	33,060,551.00	0.06	1,832,050.43
Accounts payable
Including: USD	2,327,876.05	6.38	14,841,839.33
EUR	513,453.51	7.22	3,706,980.31
AUD	271,995.63	4.62	1,257,163.80
CAD	28,540.00	5.00	142,831.28
JPY	55,495.00	0.06	3,075.26

(2).	Descriptions of entities running businesses overseas: including description of main operating place, recording currency and selection basis, and the reason for change of recording currency of major entities running businesses overseas

☐	Applicable	√	Not applicable

85.	Hedging

☐	Applicable	√	Not applicable

86.	Governmental subsidy

(1).	Basic information of governmental subsidies

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Category	Amount	Reported items	Amount recorded in current profits and losses
Yonghui Logistics Phase I Project Industrial Support Funds	45,486,857.04	Other incomes	1,421,464.32
Chongqing Yonghui Urban Life Plaza Project	31,113,216.34	Other incomes	1,121,196.96
Subsidy from Cuozhen Town People's Government	15,220,088.13	Other incomes	502,113.48
Yonghui Superstores Cold Chain Logistics Terminal Standardization Construction Project for 2017	2,600,000.58	Other incomes	2,599,999.92

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Category	Amount	Reported items	Amount recorded in current profits and losses
Shapingba District Treasury –Supply Chain Project Subsidies	1,533,333.28	Other incomes	800,000.00
Fujian Yonghui Logistics Warehousing Center	2,000,000.08	Other incomes	399,999.96
Refund of Yonghui Headquarters Construction Supporting Fees	2,599,832.66	Other incomes	93,687.60
Pilot Project for Supply Chain System Construction	1,481,666.74	Other incomes	507,999.96
Energy Management Center Project	418,336.08	Other incomes	501,999.96
Subsidies for Supply Chain System Construction	1,233,333.30	Other incomes	400,000.00
Equipment Acquisition Subsidies	408,000.00	Other incomes	288,000.00
Special Fund Subsidy for Logistics Standardization Pilot Project of Guanshanhu Bureau of Commerce		Other incomes	388,937.16
Provincial Cold Chain Logistics Special Fund for 2017	479,999.92	Other incomes	80,000.04
Fund for the Construction of Important Product Traceability System	295,501.26	Other incomes	154,174.44
Subsidy for Lugu Store Poverty Alleviation Project	44,951.01	Other incomes	28,389.96
Supply Chain System Construction Project of Kunshan Bureau of Commerce	2,000,000.00	Other incomes	1,500,000.00
Subsidy for Supply Chain System Construction Project of Nanjing Jiangbei New District Management Committee Finance Bureau	1,445,999.94	Other incomes	482,000.04
Subsidy for Supply Chain System Construction Project of Fuzhou City	5,333,333.40	Other incomes	1,599,999.96
Subsidy for Supply Chain System Construction Project of Nantong Town Financial Office, Minhou County	3,351,790.07	Other incomes	1,031,319.96
Subsidy for Zhejiang Agricultural Product Supply Chain Construction	1,324,049.96	Other incomes	441,350.04
Total	118,370,289.79		14,342,633.76

(2).	Return of governmental subsidy

☐	Applicable	√	Not applicable

87.	Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

VIII.	Change of Consolidation Scope

1.	Business combination not under the same control

√	Applicable	☐	Not applicable

(1).	Business combination not under the same control in current period

☐	Applicable	√	Not applicable

(2).	Combined cost and goodwill

☐	Applicable	√	Not applicable

(3).	Identifiable assets and liabilities of acquiree on the acquisition date

☐	Applicable	√	Not applicable

(4).	Profit or loss by recalculating the shares before acquisition date according to fair value

Whether the situations exist that business combination is realized in steps by deal for many times and the control right is acquired in the reporting period

☐	Applicable	√	Not applicable

(5).	Description of the determination failure of reasonable combination consideration at acquisition date or at end of combination period or the fair value of assets and liabilities that can be identified by the acquiree

☐	Applicable	√	Not applicable

(6).	Other disclosures

☐	Applicable	√	Not applicable

2.	Business combination under the same control

☐	Applicable	√	Not applicable

3.	Counter purchase

☐	Applicable	√	Not applicable

4.	Disposal of subsidiaries

Whether the situation exists that control right is lost in the subsidiary investment by single disposal

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

5.	Changes in the combination scope for other reasons

Descriptions for change in combination ranges caused by other reasons (e.g. newly establishment of subsidiary, clearing of subsidiary, etc.), and relevant situations:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	Others

☐	Applicable	√	Not applicable

IX.	Equity in Other Entities

1.	Equity in Subsidiaries

(1).	Constitution of the enterprise group

√	Applicable	☐	Not applicable

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Fujian Minhou Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Investment establishment
Xiamen Yonghui Minsheng Superstores Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	100	–	Investment establishment
Xiamen Yonghui Commercial Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	100	–	Investment establishment
Fujian Strait Food Development Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	100	–	Investment establishment
Fujian Yonghui Modern Agriculture Development Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	100	–	Investment establishment
Guangdong Yonghui Superstores Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	–	50	Investment establishment
Fujian Yonghui Logistics Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Logistic distribution	95	5	Investment establishment
Fujian Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Investment establishment
Shenzhen Yonghui Superstores Co., Ltd.	Shenzhen, Guangdong	Shenzhen, Guangdong	Commercial retail	–	50	Investment establishment
Fujian Yonghui Import and Export Trade Co., Ltd.	Pingtan, Fujian	Pingtan, Fujian	Commercial trade	–	100	Investment establishment
Fujian Yongjin Trading Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	49	51	Investment establishment
Jiangxi Yonghui Superstores Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail	100	–	Investment establishment
Chongqing Yonghui Superstores Co., Ltd.	Chongqing	Chongqing	Commercial retail	100	–	Investment establishment
Yonghui Logistics Co., Ltd.	Chongqing	Chongqing	Logistic distribution	90	10	Investment establishment
Sichuan Yonghui Store Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	100	–	Investment establishment
Guizhou Yonghui Superstores Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Commercial retail	100	–	Investment establishment
Chengdu Yonghui Business Development Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Logistic distribution	80	20	Investment establishment
Chongqing Xuanhui Real Estate Development Co., Ltd.	Chongqing	Chongqing	Real estate	–	100	Investment establishment
Shaanxi Yonghui Superstores Co., Ltd.	Xi'an, Shaanxi	Xi'an, Shaanxi	Commercial retail	100	–	Investment establishment
Fuping Yonghui Modern Agricultural Development Co., Ltd.	Fuping, Shaanxi	Fuping, Shaanxi	Food processing	72.97	–	Investment establishment
Guansu Yonghui Superstores Co., Ltd.	Lanzhou, Gansu	Lanzhou, Gansu	Commercial retail	100	–	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Qinghai Yonghui Superstores Co., Ltd.	Xining, Qinghai	Xining, Qinghai	Commercial retail	100	–	Investment establishment
Baotou Yonghui Superstores Co., Ltd.	Beijing, China	Beijing, China	Commercial retail	100	–	Investment establishment
Yonghui Yunjin Technology Co., Ltd.	Chongqing, China	Chongqing, China	Technical service	100	–	Investment establishment
Sichuan Yunfu Supply Chain Management Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Food processing	–	100	Investment establishment
Beijing Fujing Supply Chain Management Co., Ltd.	Beijing, China	Beijing, China	Food processing	–	100	Investment establishment
Chongqing Fuping Supply Chain Management Co., Ltd.	Chongqing, China	Chongqing, China	Food processing	–	100	Investment establishment
Guizhou Fuping Supply Chain Management Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Food processing	–	100	Investment establishment
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Food processing	–	100	Investment establishment
Fuzhou Fuping Supply Chain Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Food processing	–	100	Investment establishment
Henan Yunfu Supply Chain Management Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Food processing	–	100	Investment establishment
Yonghui Holdings Co., Ltd.	Hong Kong	Hong Kong	Investment	100	–	Investment establishment
Chongqing Yonghui Small Loan Co., Ltd.	Chongqing	Chongqing	Commercial loan	–	100	Investment establishment
Yonghui Qinghe Business Factoring (Chongqing) Co., Ltd.	Chongqing	Chongqing	Commercial factoring	–	100	Investment establishment
Dixing Co., Ltd.	Hong Kong	Hong Kong	Commercial trade	–	100	Investment establishment
LOHAS Life International Business Co., Ltd.	Hong Kong	Hong Kong	Commercial trade	–	100	Investment establishment
Xiangxin Investment Fund Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Investment	100	–	Investment establishment
Yonghui Japan Co., Ltd.	Japan	Japan	Commercial trade	–	80	Investment establishment
Ningbo Xinguan Investment Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Ningbo Xinzhi Investment Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Chongqing Boyuan Xunke Technology Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Information technology	100	–	Investment establishment
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Engineering construction	60	–	Investment establishment
Tianjin Yonghui Superstores Co., Ltd.	Tianjin	Tianjin	Commercial retail	–	100	Investment establishment
Fujian Hechuang Project Supervision Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Engineering construction	–	60	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Ningbo Yicun Yipin Investment Partnership Enterprise (Limited Partnership)	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Ningbo Xinzi Investment Partnership Enterprise (Limited Partnership)	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Anhui Yonghui Superstores Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail	100	–	Investment establishment
Anhui Yonghui Logistics Co., Ltd.	Feidong, Anhui	Feidong, Anhui	Logistic distribution	100	–	Investment establishment
Jiangsu Yonghui Superstores Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial retail	100	–	Investment establishment
Zhejiang Yonghui Superstores Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Commercial retail	100	–	Investment establishment
Jiangsu Yonghui Business Management Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial trade	100	–	Investment establishment
Ningbo Yonghui Superstores Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Commercial retail	100	–	Investment establishment
East China Yonghui Logistics Co., Ltd.	Kunshan, Jiangsu	Kunshan, Jiangsu	Logistic distribution	100	–	Investment establishment
Jiaxing Yonghui Superstores Co., Ltd.	Jiaxing, Zhejiang	Jiaxing, Zhejiang	Commercial retail	–	100	Investment establishment
Henan Yonghui Superstores Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Commercial retail	100	–	Investment establishment
Shanxi Yonghui Superstores Co., Ltd.	Taiyuan, Shanxi	Taiyuan, Shanxi	Commercial retail	100	–	Investment establishment
Heilongjiang Yonghui Superstores Co., Ltd.	Harbin, Heilongjiang	Harbin, Heilongjiang	Commercial retail	100	–	Investment establishment
Jilin Yonghui Superstores Co., Ltd.	Changchun, Jilin	Changchun, Jilin	Commercial retail	100	–	Investment establishment
Liaoning Yonghui Superstores Co., Ltd.	Shenyang, Liaoning	Shenyang, Liaoning	Commercial retail	100	–	Investment establishment
Liaoning Yonghui Logistics Co., Ltd.	Shenyang, Liaoning	Shenyang, Liaoning	Logistic distribution	–	100	Investment establishment
Songyuan Yonghui Superstores Co., Ltd.	Songyuan, Jilin	Songyuan, Jilin	Commercial retail	–	55	Investment establishment
Shanghai Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	100	–	Investment establishment
Shanghai Baoshan Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment
Shanghai Yonghui Yangpu Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment
Shanghai Songjiang Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment
Fuping Yunshang Supply Chain Management Co., Ltd.	Fuping, Shaanxi	Fuping, Shaanxi	Commercial trade	100	–	Investment establishment
Xizang Yonghui Superstores Co., Ltd.	Lhasa, Xizang	Lhasa, Xizang	Commercial retail	100	–	Investment establishment
Guizhou Yonghui Logistics Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Logistic distribution	100	–	Investment establishment
Chengde Yonghui Renhe Superstores Co., Ltd.	Chengde, Hebei	Chengde, Hebei	Commercial retail	–	51	Investment establishment
Hebei Yonghui Superstores Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail	100	–	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	Minxian, Gansu	Minxian, Gansu	Food processing	–	51	Investment establishment
Shandong Yonghui Superstores Co., Ltd.	Jinan, Shandong	Jinan, Shandong	Commercial retail	100	–	Investment establishment
Fuzhou Dongzhan International Trade Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	–	100	Investment establishment
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	Shanghai	Shanghai	Business services	–	57	Investment establishment
Guangdong PARK&YH Superstores Co., Ltd.	Shenzhen, Guangdong	Shenzhen, Guangdong	Commercial retail	50	–	Investment establishment
Beijing Yonghui Superstores Co., Ltd.	Beijing	Beijing	Commercial retail	100	–	Investment establishment
Hubei Yonghui Zhongbai Superstores Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail	55	–	Investment establishment
Yunnan Yonghui Superstores Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Commercial retail	100	–	Investment establishment
Ningxia Yonghui Superstores Co., Ltd.	Yinchuan, Ningxia	Yinchuan, Ningxia	Commercial retail	100	–	Investment establishment
Hunan Yonghui Superstores Co., Ltd.	Changsha, Hunan	Changsha, Hunan	Commercial retail	100	–	Investment establishment
Guangxi Yonghui Superstores Co., Ltd.	Nanning, Guangxi	Nanning, Guangxi	Commercial retail	100	–	Investment establishment
Beijing Yonghui Commercial Co., Ltd.	Beijing	Beijing	Commercial retail	–	100	Consolidation not under the same control
Shanghai Dongzhan International Trade Co., Ltd.	Shanghai	Shanghai	Commercial trade	100	–	Consolidation not under the same control
Shanghai Yinjie International Trade Co., Ltd.	Shanghai	Shanghai	Commercial trade	–	100	Consolidation not under the same control
Guangzhou PARK&YH Superstores Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control
Jiangmen ParknShop Supermarket Co., Ltd.	Jiangmen, Guangdong	Jiangmen, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control
Dongguan DG Mall Supermarket Co., Ltd.	Dongguan, Guangdong	Dongguan, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control
Yonghui Yunchuang Technology Co., Ltd.	Shanghai, China	Shanghai, China	Business services	46.6	–	Consolidation not under the same control
Fujian Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	–	46.6	Consolidation not under the same control
Shenzhen Yonghui Yunchuang Technology Co., Ltd.	Shenzhen, Guangdong	Shenzhen, Guangdong	Commercial retail	–	46.6	Consolidation not under the same control
Xiamen Yonghui Yunchuang Technology Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	–	46.6	Consolidation not under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Guangdong Yonghui Yunchuang Technology Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	–	46.6	Consolidation not under the same control
Fujian Yunwang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	–	27.96	Consolidation not under the same control
Chongqing Yonghui Yunchuang Technology Co., Ltd.	Chongqing, China	Chongqing, China	Commercial retail	–	46.6	Consolidation not under the same control
Sichuan Yonghui Yunchuang Technology Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	–	46.6	Consolidation not under the same control
Fuzhou Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	–	46.6	Consolidation not under the same control
Shaanxi Yonghui Yunchuang Technology Co., Ltd.	Xi’an, Shaanxi	Xi’an, Shaanxi	Commercial retail	–	46.6	Consolidation not under the same control
Beijing Yonghui Yunchuang Technology Co., Ltd.	Beijing, China	Beijing, China	Commercial retail	–	46.6	Consolidation not under the same control
Beijing Huichuang Youpin Technology Co., Ltd.	Beijing, China	Beijing, China	Commercial retail	–	46.6	Consolidation not under the same control
Jiangsu Yonghui Yunchuang Technology Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial retail	–	46.6	Consolidation not under the same control
Zhejiang Yonghui Yunchuang Technology Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Commercial retail	–	46.6	Consolidation not under the same control
Anhui Yonghui Yunchuang Technology Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail	–	46.6	Consolidation not under the same control
Ningbo Yonghui Yunchuang Technology Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Commercial retail	–	46.6	Consolidation not under the same control
Xiamen Yongyun Technology Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	–	27.96	Consolidation not under the same control
Shanghai Yonghui Yunchuang Technology Co., Ltd.	Shanghai, China	Shanghai, China	Commercial retail	–	46.6	Consolidation not under the same control
Jiangxi Yonghui Yunchuang Zhongcheng Technology Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail	–	46.6	Consolidation not under the same control
Henan Yonghui Yunchuang Technology Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Commercial retail	–	46.6	Consolidation not under the same control
Fuzhou Minhou Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Consolidation under the same control
Fujian Yonghui Culture Media Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Business services	100	–	Consolidation under the same control
Fujian Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Consolidation under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	of Business	address	business	Direct	Indirect	method
Hubei Fuhan Supply Chain Management Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Food processing	–	100	Investment establishment
Guangxi Fuping Supply Chain Management Co., Ltd.	Nanning, Guangxi	Nanning, Guangxi	Food processing	–	100	Investment establishment
Shanghai Yunfu Supply Chain Management Co., Ltd.	Shanghai	Shanghai	Food processing	–	100	Investment establishment
Zhejiang Yunfu Supply Chain Management Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Food processing	–	100	Investment establishment
Jiangsu Yunfu Supply Chain Management Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Food processing	–	100	Investment establishment
Xiamen Zhongzhi Huiteng Technology Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	–	46.6	Consolidation not under the same control
Baotou Yonghui Commercial Co., Ltd.	Inner Mongolia Autonomous Region	Inner Mongolia Autonomous Region	Commercial retail	100		Investment establishment
Beijing Yonghui Technology Co., Ltd.	Beijing	Beijing	Commercial retail	100		Investment establishment
Fujian Yuntong Supply Chain Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail		100	Investment establishment
Fujian Yongyuehui Business Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail		100	Investment establishment
Shandong Fuping Supply Chain Management Co., Ltd.	Weifang, Shandong	Weifang, Shandong	Commercial retail		100	Investment establishment
Jiangxi Fuping Supply Chain Management Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail		100	Investment establishment
Shaanxi Fuping Supply Chain Management Co., Ltd.	Weinan, Shaanxi	Weinan, Shaanxi	Commercial retail		100	Investment establishment
Hainan Fuli Supply Chain Management Co., Ltd.	Sanya, Hainan	Sanya, Hainan	Commercial retail		100	Investment establishment
Anhui Fuwan Supply Chain Management Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail		100	Investment establishment
Zhuhai Fuyue Supply Chain Management Co., Ltd.	Zhuhai, Guangdong	Zhuhai, Guangdong	Commercial retail		100	Investment establishment
Hebei Fuji Supply Chain Management Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail		100	Investment establishment
Chongqing Fuyu Supply Chain Management Co., Ltd.	Chongqing	Chongqing	Commercial retail		100	Investment establishment
Xinjiang Fuchi Supply Chain Management Co., Ltd.	Aksu, Xinjiang	Aksu, Xinjiang	Commercial retail		100	Investment establishment
Guangdong Fuyue Supply Chain Management Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail		100	Investment establishment
Hebei Yuanxiaoji Technology Development Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail		100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

None

Basis on being controllable of the invested company with half or less voting rights as well as on being uncontrollable of the invested company but with half or more voting rights:

Although the Group only holds less than 50% of the equity interest in Guangdong ParknShop Yonghui Superstores Co., Ltd ("Guangdong ParknShop") and its subsidiaries, Guangdong ParknShop is a Sino-foreign joint venture where the highest governing body is the Board of Directors, consisting of six directors. The Group has the right to appoint the chairman and two additional directors. Major operational decisions require approval by more than half (including half) of the directors. If the attending directors reach a consensus of equal number of approvals and rejections, the Board of Directors shall vote again on the resolution, and all attending directors shall vote according to the chairman's voting result. Therefore, the Group considers it as a subsidiary.

Despite the Group's ownership of only 46.60% of the equity in Yunchuang and its subsidiaries, Yunchuang is a Sino-foreign joint venture operating enterprise with the Board of Directors as its highest governing body. The Board of Directors consists of seven members, and the Group has the authority to appoint four directors. With major operational decisions requiring approval by a majority of the directors, the Group recognizes Yunchuang as its subsidiary.

The control basis on important structured bodies within the consolidation scope:

None

Basis for determining whether the company is an agent or a bailor:

None

Other notes:

None

(2).	Important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

Name of Subsidiary	Shareholding ratio of minority shareholders	Profit and loss attributable to minority shareholders in this term	Dividends assigned to shareholders in this term	Closing balance of equity of minority shareholders
Guangdong PARK&YH Superstores Co., Ltd.	50.00	-253,335,903.70		134,087,843.34
Yonghui Yunchuang Technology Co., Ltd.	53.40	270,653,038.15		251,690,080.73

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Main financial information of important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan 10,000 Currency: RMB

	Closing balance						Opening balance
Name of Subsidiary	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities
Guangdong PARK&YH Superstores Co., Ltd.	308,898.72	137,390.21	446,288.93	336,801.95	118,772.88	455,574.83	145,197.06	49,081.91	194,278.97	134,252.25	2,181.25	136,433.50
Yonghui Yunchuang Technology Co., Ltd.	1,304,316.31	10,919.17	1,315,235.48	1,318,720.85	650.87	1,319,371.72	64,594.25	31,197.28	95,791.53	63,340.92		63,340.92

	Amount of current period				Amount of last period
Name of Subsidiary	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities
Guangdong PARK&YH Superstores Co., Ltd.	491,479.87	-50,309.91	-50,309.91	38,292.31	478,848.31	-29,576.87	-29,576.87	-66,726.58
Yonghui Yunchuang Technology Co., Ltd.	47,492.91	-37,921.76	-37,921.76	-15,874.79	190,392.42	-15,084.29	-15,084.29	-113,439.60

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Important limitations on using Group's assets and paying off liabilities of the Group

☐	Applicable	√	Not applicable

(5).	Financial support and other support provided to the structured entities that are included in the combined financial statement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

2.	Transactions controlling the subsidiaries in case of equity shares change of subsidiaries

☐	Applicable	√	Not applicable

3.	Equities in Cooperative Enterprises and Joint Ventures

√	Applicable	☐	Not applicable

(1).	Important cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Names of cooperative enterprises and joint	Principal Place of	Registered	Nature of	Shareholding ratio (%)		Accounting treatment method for investment in cooperative enterprises and
ventures	Business	address	business	Direct	Indirect	joint ventures
Zhongbai Holdings Group Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail	5.00	24.86	Equity method
Fujian OneBank Limited	Pingtan, Fujian	Pingtan, Fujian	Finance	27.50		Equity method
Chengdu Hongqi Chain Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	21.00		Equity method

Description on the difference between the shareholding ratio in cooperative enterprises or joint ventures and voting right:

None

Basis on holding a voting right below 20% but having significant influence, or holding a voting right above 20% but having no significant influence:

None

(2).	Main financial information of important cooperative enterprises

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Main financial information of important joint ventures

√	Applicable	☐	Not applicable

				Unit: Yuan 10,000 Currency: RMB

	Closing balance/amount of current period			Opening balance/incurred amount of last period
	Zhongbai Group	OneBank	Hongqi Chain	Zhongbai Group	OneBank	Hongqi Chain
Current assets	339,288.92	1,598,749.58	352,949.30	355,749.70	2,032,196.17	386,693.58
Non-current asset	906,842.45	244,685.24	399,596.68	599,979.00	227,987.61	225,384.85
Total assets	1,246,131.37	1,843,434.82	752,545.98	955,728.70	2,260,183.78	612,078.43
Current liabilities	673,669.54	663,308.91	291,713.11	603,845.86	813,261.58	265,561.62
Non-current liabilities	258,339.07	960,804.04	92,441.67	5,464.53	1,227,363.04	2,030.00
Total liabilities	932,008.61	1,624,112.95	384,154.78	609,310.39	2,040,624.62	267,591.62
Minority interests	6,742.83			24,795.63		122.72
Shareholders’ equity attributable to the parent company	307,379.93	219,321.87	368,391.20	321,622.68	219,559.16	344,364.09
Net asset share calculated as per shareholding ratio	91,783.65	60,313.51	77,362.15	96,036.53	60,378.77	72,316.46
Adjustments	39,460.25	1.72	117,501.40	72,763.47	1.71	116,951.63
— Goodwill
— Unrealized profits in internal transaction
— Others	39,460.25	1.72	117,501.40	72,763.47	1.71	116,951.63
Book value on equity investment of joint ventures	131,243.90	60,315.23	194,863.55	168,800.00	60,380.48	189,268.09
Fair value of equity investment of joint ventures with public offer	101,879.42		151,939.20	125,682.66		199,063.20
Operating revenue	1,233,055.37	31,265.79	935,107.08	1,312,878.60	49,111.16	905,338.03
Net profit	-1,314.16	517.41	48,069.62	4,313.19	1,043.99	50,487.21
Net profits under discontinued operations
Other comprehensive income		197.98			-28.10
Total comprehensive income	-1,314.16	715.39	48,069.62	4,313.19	1,015.89	50,487.21
Annual dividend received from joint ventures	1,016.76		4,512.48	1,016.76		2,484.72
Other disclosures
None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Financial information summary of unimportant cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing balance/amount of current period	Opening balance/incurred amount of last period
Cooperative enterprises:
Total book value of investment	156,722,946.25	200,232,512.85
Total of the following items calculated as per the shareholding ratio
— Net profit	-384,544,289.20	-416,321,560.34
— Other comprehensive income
— Total comprehensive income	-384,544,289.20	-416,321,560.34
Joint ventures:
Total book value of investment	749,042,729.34	1,025,254,654.11
Total of the following items calculated as per the shareholding ratio
— Net profit	18,014,831.28	36,662,213.72
— Other comprehensive income	-5,669.98
— Total comprehensive income	18,009,161.30	36,662,213.72

Other disclosures

As there is no obligation to bear additional losses for Fuzhou Yijiu San San Bean Products Co., Ltd. and Shanghai Xuanhui Business Service Technology Co., Ltd., its net loss is recognized only up to the carrying value of long-term equity investments and other long-term equity interests that essentially represent its net investment, with a write-down to zero.

(5).	Description on significant limitations of the ability to transfer funds to the Company by cooperative enterprises and joint ventures

☐	Applicable	√	Not applicable

(6).	Excess loss occurred to cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Names of cooperative enterprises and joint ventures	Accumulated unrecognized losses accumulated in the previous period	Unconfirmed losses this term (or net profit shared this term)	Accumulated unconfirmed losses at the end of term
Fuzhou Yijiu San San Bean Products Co., Ltd.		4,442,354.61	4,442,354.61
Shanghai Xuanhui Business Service Technology Co., Ltd.		1,043,783.69	1,043,783.69

(7).	Unconfirmed commitment related to cooperative enterprise investment

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(8).	Contingent liability related to cooperative enterprise or joint venture investment

☐	Applicable	√	Not applicable

4.	Key joint operations

☐	Applicable	√	Not applicable

5.	Equity in structured entities not included in the consolidated financial statement

Description on the structured main body that is not included in the combined financial statement:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

X.	Risks Related to Financial Instruments

√	Applicable	☐	Not applicable

1.	Classification of financial instruments

The Group’s main financial instruments include cash and cash equivalents, accounts receivable, other receivables, other current assets, trading financial assets, debt investments, other non-current financial assets, accounts payable, other payables, and short-term borrowings. Details of the financial instruments are disclosed in the relevant notes. The risks associated with these financial instruments and the risk management policies adopted by the Group to mitigate these risks are described below. The Management of the Group manages and monitors these risk exposures to ensure that the risks are kept within limits.

The book values of various financial instruments on the balance sheet date are as follows:

Financial assets as of 2021

	Financial assets
	measured at fair
	value with changes	Financial assets
	included in current	measured at
Item	profits and losses	amortized costs	Total
Monetary funds		9,163,127,740.22	9,163,127,740.22
Loans and advances		814,617,180.15	814,617,180.15
Trading financial assets	1,560,917,920.71		1,560,917,920.71
Factoring receivable		1,411,455,365.03	1,411,455,365.03
Account receivable		477,000,229.84	477,000,229.84
Other receivables		742,369,328.43	742,369,328.43
Non-current assets due within one year		41,563,339.26	41,563,339.26
Long-term receivables		73,044,056.84	73,044,056.84
Other non-current financial assets	4,100,000,000.00		4,100,000,000.00
Total	5,660,917,920.71	12,723,177,239.77	18,384,095,160.48

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Financial assets as of 2020

	Financial assets
	measured at fair
	value with changes	Financial assets
	included in current	measured at
Item	profits and losses	amortized costs	Total
Monetary funds		12,005,455,154.69	12,005,455,154.69
Loans and advances		1,595,315,743.15	1,595,315,743.15
Trading financial assets	241,410,438.34		241,410,438.34
Factoring receivable		2,710,166,360.05	2,710,166,360.05
Account receivable		447,397,868.68	447,397,868.68
Other receivables		938,269,620.40	938,269,620.40
Other non-current financial assets	5,618,159,570.30		5,618,159,570.30
Total	5,859,570,008.64	17,696,604,746.97	23,556,174,755.61

Financial liabilities

	Financial	Financial
	liabilities	liabilities
	measured at	measured at
	amortized cost	amortized cost
Item	as of 2021	as of 2020
Short-term loans	10,947,557,472.21	13,889,997,357.11
Notes payable	33,000,000.00
Accounts payable	12,518,578,825.59	12,513,674,031.70
Other payables	1,606,156,907.41	2,501,090,822.09
Non-current liabilities due within one year	2,069,851,210.42
Long-term borrowings	1,021,069,722.22
Lease liabilities	24,826,561,091.82
Total	53,022,775,229.67	28,904,762,210.90

2. Risks of financial instruments

The Group faces various risks related to financial instruments in its day-to-day activities, primarily credit risk, liquidity risk, and market risk (including exchange rate risk, interest rate risk, and commodity price risk). The Group’s main financial instruments include cash and cash equivalents, equity investments, debt investments, borrowings, accounts receivable, bills payable, and accounts payable. The risks associated with these financial instruments and the risk management strategies adopted by the Group to mitigate these risks are described below.

The Board of Directors is responsible for establishing the risk management framework for the Group, formulating risk management policies and guidelines, and overseeing the implementation of risk management measures. The Group has established risk management policies to identify and analyze the risks it faces. These risk management policies provide specific guidelines for managing various aspects of risk, including market risk, credit risk, and liquidity risk. The Group periodically assesses the market environment and changes in its business activities to determine whether updates are required for the risk management policies and systems. The risk management for the Group is conducted by the Risk Management Committee in accordance with the policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates, and mitigates relevant risks through close cooperation with other business departments within the Group. The Group’s internal audit department conducts regular audits of risk management controls and procedures, and reports the audit findings to the Group’s Audit Committee.

The Group diversifies its investment and business portfolio appropriately to mitigate financial instrument risks. It also reduces risks concentrated in a single industry, specific geographical area, or specific counterparties by developing corresponding risk management policies.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Credit risk

The Group only trades with recognized third party with good reputation. According to the Group’s policy, credit checks are conducted on all customers who request credit transactions. Furthermore, the Group continuously monitors the balance of accounts receivable to ensure it does not face significant bad debt risks. For transactions not settled in the functional currency of the relevant operating unit, the Group does not provide credit terms unless specifically approved by the Group’s credit control department.

As the counterparties for cash and fund product transactions are reputable banks with high credit ratings, the credit risk associated with these financial instruments is low.

The Group’s other financial assets include debt investments, accounts receivable, and other receivables, with credit risk arising from counterparty default. The maximum risk exposure is equal to the carrying amount of these instruments.

The maximum credit risk exposure to the Group on each balance sheet date is the total amount receivable from customers, net of impairment allowances.

Since the Group only trades with recognized and reputable third parties, no collateral is required. Credit risk concentrations are managed based on customers/counterparties, geographical areas, and industries. As of December 31, 2021, the Group has exposed to specific credit risk concentration, as 26.81% (December 31, 2020: 24.49%) of the Group’s accounts receivable is derived from the top five customers with the largest outstanding balances.

Criteria for determining a significant increase in credit risk

The Group assesses on each balance sheet date whether there has been a significant increase in credit risk of the relevant financial instruments since initial recognition. When determining whether there is a significant increase in credit risk after initial recognition, the Group considers obtaining reasonable and supportable information without incurring unnecessary additional costs or efforts. This includes qualitative and quantitative analysis based on the Group’s historical data, external credit risk ratings, and forward-looking information. Based on a single financial instrument or a combination of financial instruments with similar credit risk characteristics, the Group compares the default risk of financial instruments on the balance sheet date with the default risk on the initial recognition date to determine the change of the default risk of financial instruments during the expected duration of the financial instruments.

When the following qualitative criteria are triggered, the Group considers that there has been a significant increase in credit risk for financial instruments:

•	The qualitative criteria primarily include significant adverse changes in the debtor’s business or financial condition and the occurrence of credit-impaired assets on the watchlist.

To determine if credit impairment has occurred, the Group applies criteria consistent with its internal credit risk management objectives, considering both quantitative and qualitative indicators. The Group considers the following factors primarily when assessing whether a debtor has incurred credit impairment:

(1)	The issuer or debtor experiences significant financial difficulties.

(2)	The debtor breaches any of the contractual stipulations, for example, fails to pay or delays the payment of interests or the principal, etc.;

(3)	The creditor, due to economic or contractual considerations relating to the debtor’s financial difficulties, grants the debtor concessions that would not otherwise be made;

(4)	The debtor is likely to become bankrupt or carry out other financial reorganizations;

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5)	The financial difficulties of the issuer or the debtor cause the disappearance of active market for the financial asset;

(6)	For a financial asset that has been purchased at a substantial discount or an original financial asset, the discount has reflected the fact that a credit loss has occurred.

Credit impairment of financial instrument may be caused by the joint action of multiple events, instead of an individually identifiable event.

Parameters for measuring expected credit losses

On the view of whether the credit risk has increased significantly and whether the credit impairment has occurred, the Group measures the impairment reserve for different assets with the expected credit loss of 12 months or the whole duration. Key parameters for measurement of expected credit losses include the probability of default, loss given default and exposure at default. Considering the quantitative analysis and forward-looking information of historical statistical data (such as counterparty rating, guarantee method and collateral type, repayment method, etc.), the Group established models of the probability of default, loss given default and exposure at default. The following definitions will be used:

(1)	The probability of default refers to the possibility that the debtor will be unable to fulfill its repayment obligations over the next 12 months or throughout the remaining duration. The Group’s default probability is adjusted based on the universal model results, added with forward-looking information reflect the debtor’s default probability in the current macroeconomic environment;

(2)	Loss given default refers to the Group’s expectation of the loss degree in exposure at default. According to the types of counterparties, the way and priority of recourse, and the different collateral, loss given default is also different. The default loss rate is the percentage of risk exposure loss at default, calculated on the basis of the next 12 months or the whole duration;

(3)	Default risk exposure refers to the amount that the Group shall be paid when default occurs over the next 12 months or throughout the remaining duration.

The assessment of a significant increase in credit risk and the calculation of expected credit loss both involve forward-looking information. Through the analysis of historical data, the Group identifies the key economic indicators that affect the credit risk and expected credit loss of various business types.

The impact of these economic indicators on the probability of default and loss given default is different for different business types. In this process, the Group refers to authoritative forecast values and, based on the results, predicts these economic indicators and determines their impact on default probability and default loss rate.

The Group’s maximum risk exposure and year-end classification by credit risk grade for financial assets are as follows:

Year 2021		Unit: Yuan Currency: RMB

	Expected credit loss over the next 12 months	Expected credit losses for the whole duration
Items	Phase I	Phase II	Phase III	Simplified method	Total
Monetary funds	9,163,127,740.22				9,163,127,740.22
Loans and advances	788,569,705.76	19,168,132.97	6,879,341.42		814,617,180.15
Factoring receivable	1,406,455,554.61	361,602.66	4,638,207.76		1,411,455,365.03
Account receivable				477,000,229.84	477,000,229.84
Other receivables	740,716,016.18	1,653,312.25			742,369,328.43
Non-current assets due within one year				41,563,339.26	41,563,339.26
Long-term receivables				73,044,056.84	73,044,056.84
Total	12,098,869,016.77	21,183,047.88	11,517,549.18	591,607,625.94	12,723,177,239.77

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Year 2020				Unit: Yuan Currency: RMB

	Expected credit loss over the
	next 12 months	Expected credit losses for the whole duration
Items	Phase I	Phase II	Phase III	Simplified method	Total
Monetary funds	12,005,455,154.69				12,005,455,154.69
Loans and advances	1,557,323,746.70	21,399,668.57	16,592,327.88		1,595,315,743.15
Factoring receivable	2,706,767,238.74	1,168,009.96	2,231,111.35		2,710,166,360.05
Account receivable				447,397,868.68	447,397,868.68
Other receivables	935,557,057.62	2,712,562.78			938,269,620.40
Total	17,205,103,197.75	25,280,241.31	18,823,439.23	447,397,868.68	17,696,604,746.97

Liquidity risk

The Group uses a cyclical liquidity planning tool to manage the risk of funding shortfalls. The tool is associated with both the maturity date of its financial instruments and the estimated cash flows generated by the Group’s operations.

The Group’s objective is to maintain a balance between the continuity and flexibility of financing by utilizing various means of financing, such as bank loan. As of December 31, 2021, 43.76% (2020: 100.00%) of the Group’s debts mature within one year.

The maturity period of financial liabilities based on non-discounted contractual cash flows is analyzed as follows:

Year 2021			Unit: Yuan Currency: RMB

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	11,040,698,472.22			11,040,698,472.22
Notes payable	33,000,000.00			33,000,000.00
Accounts payable	12,518,578,825.59			12,518,578,825.59
Other payables	1,606,156,907.41			1,606,156,907.41
Non-current liabilities due within one year	3,348,205,509.27			3,348,205,509.27
Long-term borrowings		1,118,859,527.78		1,118,859,527.78
Lease liabilities		12,831,809,551.57	22,743,509,411.50	35,575,318,963.07
Total	28,546,639,714.49	13,950,669,079.35	22,743,509,411.50	65,240,818,205.34

Year 2020			Unit: Yuan Currency: RMB

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	14,064,416,662.65			14,064,416,662.65
Accounts payable	12,513,674,031.70			12,513,674,031.70
Other payables	2,501,090,822.09			2,501,090,822.09
Total	29,079,181,516.44			29,079,181,516.44

Market risk

Interest rate risks

The Group’s bank borrowings are fixed-rate, so the Group does not face the risk of market interest rate fluctuations.

Exchange rate risk

The Group is exposed to transactional currency risk. Such risks are caused by sales or purchases made by business units in currencies other than their functional currencies. The Group focuses its main business throughout China, which are settled in RMB. Therefore, the Group faces a low risk of currency fluctuations.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Equity instrument investment price risk

The equity instrument investment price risk refers to the risk of a decrease in the fair value of equity securities due to changes in stock index levels and individual security values. As of December 31, 2021, the Group has exposed to equity instrument investment price risk due to certain individual equity instrument investments classified at fair value through profit or loss and whose changes are recognized in the current period. The listed equity instrument investments held by the Group or its subsidiaries are listed on stock exchanges in Shenzhen, Hong Kong, and the United States and are measured at market quotations on the balance sheet date.

The market stock indices of the following stock exchanges, as well as their respective highest and lowest closing points during the year, are as follows:

	At the End	Year 2021	At the End	Year 2020
Items	of 2021	Max./min.	of 2020	Max./min.
Shenzhen-A Stock Index	2,530	2,571/2,130	2,438	2,442/1,683
Hong Kong-Hang Seng Index	23,398	31,085/22,745	27,231	29,056/21,696
USA-NASDAQ Index	15,645	31,085/22,745	12,888	12,973/6,631

The following table demonstrates the sensitivity of the Group’s net profit and other comprehensive income after tax to a 5% change in the fair value of equity instrument investments (based on the carrying value on the balance sheet date), assuming all other variables remain constant.

Year 2021

Increase/
	Carrying		(Decrease)	Increase/
	value of		in other	(Decrease)
	equity	Increase/	comprehensive	in total
	instrument	(Decrease) in	income after	shareholders’
Items	investments	net profit	tax	equity
Equity instrument investment
Shenzhen-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	487,156,170.27	18,268,356.38/-18,268,356.38		18,268,356.38/-18,268,356.38
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	733,589,445.29	36,679,472.26/-36,679,472.26		36,679,472.26/-36,679,472.26

Year 2020

			Increase/
	Carrying		(Decrease)	Increase/
	value of		in other	(Decrease)
	equity	Increase/	comprehensive	in total
	instrument	(Decrease) in	income after	shareholders’
Items	investments	net profit	tax	equity
Equity instrument investment
Shenzhen-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	750,278,378.94	28,135,439.21/-28,135,439.21		28,135,439.21/-28,135,439.21
Hong Kong-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	180,283,725.12	8,553,736.26/-8,553,736.26		8,553,736.26/-8,553,736.26
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	1,148,540,187.18	57,427,009.36/-57,427,009.36		57,427,009.36/-57,427,009.36

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Capital management

The Group’s primary objective of capital management is to ensure the Group’s ability to continue as a going concern and maintain healthy capital ratios to support business development and maximize shareholder value.

The Group manages its capital structure and makes adjustments based on the economic situation and changes in the risk characteristics of the relevant assets. To maintain or adjust the capital structure, the Group may adjust the distribution of profits to shareholders, return capital to shareholders, or issue new shares. There have been no changes in the capital management objectives, policies, or procedures for the year ended 2021 and 2020.

The Group manages its capital using the debt-to-equity ratio, which has been 84.47% as of December 31, 2021, representing an increase of 20.78% compared to the previous year-end. This increase is mainly due to the impact of the new lease standard, where the increase in lease liabilities exceeds the increase in right-of- use assets. Excluding the impact of the new lease standard, the debt- to-equity ratio at the end of the reporting period is 68.95%. The Management believes that it is in compliance with the requirements of the Group’s capital management.

XI.	Disclosure of Fair Value

1.	Closing fair value of assets and liabilities measured at fair value

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

	Closing fair value
	Primary	Secondary	Tertiary
	fair value	fair value	fair value
Items	calculation	calculation	calculation	Total
I. Continuous fair value calculation (I) Trading financial assets	1,546,949,982.11		13,967,938.60	1,560,917,920.71
1. Financial assets measured at fair value and booked into current profits and losses	1,546,949,982.11		13,967,938.60	1,560,917,920.71
(1) Debt instrument investment
(2) Equity instrument investment	1,220,745,615.56		13,967,938.60	1,234,713,554.16
(3) Fund product investments	326,204,366.55			326,204,366.55
2. Financial assets that are specified to be measured at fair value and whose changes are booked into current profits and losses
(1) Debt instrument investment
(2) Equity instrument investment
(II) Other creditor investments
(III) Investment in other equity instruments
(IV) Investment properties
1. The right to use land for lease
2. Buildings for lease
3. Land use right held and transferred after preparation for increment
(V) Biological assets
1. Consumable biological assets
2. Productive biological assets (IV) Other non-current financial assets			4,100,000,000.00	4,100,000,000.00
Total assets measured at fair value continuously	1,546,949,982.11		4,113,967,938.60	5,660,917,920.71

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group recognizes the transfer between levels based on the occurrence date of the events that cause the transfer between levels.

The Management has assessed that cash and cash equivalents, accounts receivable, and accounts payable have relatively short remaining terms and their fair values are close to their carrying amounts.

The Financial Department of the Group is led by the Financial Manager and is responsible for formulating policies and procedures for fair value measurement of financial instruments. The Financial Manager reports directly to the Chief Financial Officer. On each balance sheet date, the financial department analyzes the value changes of financial instruments and determines the main input values applicable to the valuation. Valuations require approval from the Chief Financial Officer.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values.

Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On December 31, 2021, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

Listed equity instrument investments are valued at market quotations. For unlisted equity instruments, the fair value is estimated using market-based models that rely on assumptions not supported by observable market prices or rates. The Group needs to make estimates regarding the selection of comparable companies for market-based valuation. The Group believes that the fair value and its changes estimated using valuation techniques are reasonable and represent the most appropriate values as of the balance sheet date.

2.	Basis for determination of market price for measurement of fair value of the first level on an ongoing concern or not

√	Applicable	☐	Not applicable

For financial instruments traded in active markets, the Group determines their fair value based on their active market quotations;

3.	For continuous and discontinuous secondary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

For financial instruments not traded in active markets, the Group determines their fair value with the aid of valuation techniques.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	For continuous and discontinuous tertiary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

Fair value
Equity instrument	at the end of	Valuation		Unobservable	Range interval
investment	the year	techniques		Inputs	(weighted average)
Dalian Wanda Commercial	2021: 4,100,000,000.00	Market	approach	Marketability Discount	Higher liquidity discount, lower fair value
Management Group Co., Ltd.	2020: 3,708,000,000.00	Market	approach	Marketability Discount	Higher liquidity discount, lower fair value

5.	Continuous tertiary fair value calculating projects, adjustment information among book values at term start and term end as well as sensitivity analysis on unobserved parameters

√	Applicable	☐	Not applicable

				Unit: Yuan Currency: RMB

						Changes in
						unrealized gains
						or losses on
						assets held at
				Current gains		the end of the
				or losses are		year that are
	Opening	Transferred-in	Transferred-out	recognized in	Closing	recognized in
	balance	to level 3	from level 3	profit or loss	balance	profit or loss
Trading financial assets
Equity instrument investments measured at fair value with changes in fair value recognized in profit or loss		11,341,004.18		2,626,934.42	13,967,938.60	2,626,934.42
Other non-current financial assets	5,618,159,570.30	-11,341,004.18	-1,770,352,880.96	263,534,314.84	4,100,000,000.00	392,000,000.00
Total	5,618,159,570.30		-1,770,352,880.96	266,161,249.26	4,113,967,938.60	394,626,934.42

6.	For continuous fair value calculating items, the transfer reasons and the policy of determining the transfer time point shall be described if transferring occurs among levels in the term

√	Applicable	☐	Not applicable

Year 2021		Unit: Yuan Currency: RMB

	Transferred-in	Transferred-out	Cause
First level	1,770,352,880.96		Note 1
Second level
Third level		1,770,352,880.96	Note 1
	1,770,352,880.96	1,770,352,880.96

Note 1: Compared to 2020, in 2021, RMB1,770,352,880.96 of equity instrument investments were released from restrictions, resulting in a transfer from Level 3 to Level 1 in the fair value hierarchy.

7.	Estimate technology change occurred in the current year and change reasons

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

8.	Financial asset not measured in fair value and fair value of financial liabilities

√	Applicable	☐	Not applicable

The following is a comparison of the carrying value and fair value of various categories of financial instruments, excluding lease liabilities and financial instruments with minimal differences between carrying value and fair value:

Unit: Yuan Currency: RMB

	Carrying value	Fair value
Financial liabilities
Long-term borrowings	1,021,069,722.22	1,000,997,871.08

9.	Others

☐	Applicable	√	Not applicable

XII.	Affiliated Parties and Transactions

1.	Parent company of the Company

☐	Applicable	√	Not applicable

2.	Subsidiaries of the Company

For details on the Company’s subsidiaries, please refer to the notes

√	Applicable	☐	Not applicable

For details of subsidiaries, please refer to Section IX.1. Equity in subsidiaries.

3.	Cooperative enterprises and joint ventures of the Company

See Note for significant cooperative enterprises and joint ventures of the Company

√	Applicable	☐	Not applicable

For details of important cooperative enterprises and joint venture, please refer to section IX. 3. Equities in Cooperative Enterprises and Joint Ventures

The information of other cooperative enterprises and joint ventures that have related-party transaction with the Company in this term, or had related-party transaction with the Company at earlier term and have formed balances

√	Applicable	☐	Not applicable

Names of cooperative enterprises and joint ventures	Relation to the Company
Yonghui Fresh Food Development Co., Ltd.	The Group’s shareholding ratio of 32.33%
Zhongbai Holdings Group Co., Ltd.	The Group’s shareholding ratio of 29.86%
Fujian OneBank Limited	The Group’s shareholding ratio of 27.50%
Chengdu Hongqi Chain Co., Ltd.	The Group’s shareholding ratio of 21.00%
Xiangcun Gaokao Agricultural Co., Ltd.	The Group’s shareholding ratio of 20.00%
Fuzhou Yijiu San San Bean Products Co., Ltd.	The Group’s shareholding ratio of 42.00%
Beijing Friendship Messenger Trading Co., Ltd.	The Group’s shareholding ratio of 30.00%

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Names of cooperative enterprises and joint ventures	Relation to the Company
Fujian Minwei Industrial Co., Ltd.	The Group’s shareholding ratio of 19.64%
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	The Group’s shareholding ratio of 20.00%
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 30.00%
Fanshiyun (Beijing) Retail Technology Co., Ltd.	The Group’s shareholding ratio of 40.00%
1233 International Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 40.00%
Fuzhou Yunchuang Life Information Technology Co., Ltd.	The Group’s shareholding ratio of 15.84%
Yunda Online (Shenzhen) Technology Development Co., Ltd.	The Group’s shareholding ratio of 15.53%
Fujian Lingyu Jinhua Brand Management Co., Ltd.	The Group’s shareholding ratio of 15.84%
Origin Country Network Technology (Shanghai) Co., Ltd.	The Group’s shareholding ratio of 4.24%
Fujian Enhui Technology Co., Ltd.	The Group’s shareholding ratio of 18.64%
Shanghai Xuanhui Business Service Technology Co., Ltd.	The Group’s shareholding ratio of 18.64%
Beijing Yonghui Yuanxin Health Technology Co., Ltd.	The Group’s shareholding ratio of 49.00%

Other disclosures

☐	Applicable	√	Not applicable

4.	Other affiliated parties

√	Applicable	☐	Not applicable

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Tencent Technology (Shenzhen) Co. Ltd	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Tencent Cloud Computing (Beijing) Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Shenzhen Tencent Computer System Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Guangdong Mannings Chain Commercial Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings (Chongqing) Health Products Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings Chain Commercial (Beijing) Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings Daily Necessities Commercial (Shanghai) Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Beijing Jingbangda Trading Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
JD.COM INTERNATIONAL LIMITED	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Beijing Jingdong 360 Degrees E-Commerce Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Beijing Jingdong Century Trade Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Beijing Jingdong Century Information Technology Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Chengdu Jingdong Century Trading Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Jiangsu Jingdong Information Technology Co., Ltd.	Companies controlled by Jiangsu Jingdong Bangneng Investment Management Co., Ltd. and Jiangsu Yuanzhou Electronic Commerce Co., Ltd., which together hold 13.38% equity of the Company
Fujian Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Fujian Xuanhui Yongjia Business Operation Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Fujian Xuanhui Property Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Fuzhou Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Sanming Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Sanming Xuanhui Business Operation Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 11.70% equity of the Company
Zhang Xuansong	Natural person holding 11.70% equity of the Company
Zhang Xuanning	Natural person holding 8.20% equity of the Company
Songyuan Rongtong Real Estate Development Co., Ltd.	Minority shareholder of the Company’s sub-subsidiary

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Fuping County Qijin Ecological Agriculture Technology Development Co., Ltd.	Minority shareholder of the Company’s subsidiary
PARKnSHOP (China) Investment Co., Ltd.	Minority shareholder of the Company’s subsidiary
Fuzhou Shouyao Construction Labor Engineering Co., Ltd.	Minority shareholder of the Company’s subsidiary
CJ FRESHWAY Yonghui (Shanghai) Trade Co., Ltd.	Original cooperative enterprise of the Company
Zhanjiang Guolian Aquatic Products Co., Ltd	Original cooperative enterprise of the Company
Quanzhou Lixia Business Management Co., Ltd.	Original cooperative enterprise of the Company
Jiangsu Shenguo Technology Co., Ltd.	Original cooperative enterprise of the Company
Fujian Caimeimei Supply Chain Management Co., Ltd.	Original cooperative enterprise of the Company
Directors, Supervisors, Chief Financial Officer, and Board Secretary	Key Management Staff

5.	Affiliated transactions

(1).	Related transactions for purchasing and selling commodities and providing and accepting labor service

Table for goods procurement/labor service acceptance

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB
Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Commodity purchase	2,804,850,064.28	2,093,905,247.27
Beijing Friendship Messenger Trading Co., Ltd.	Commodity purchase	525,754,592.90	854,445,897.32
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Commodity purchase	713,546,399.67	590,426,154.53
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Commodity purchase	306,258,789.30	156,559,120.24
Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries	Commodity purchase	166,981,811.67	138,531,768.19
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Commodity purchase	81,413,682.49	119,797,629.97
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Commodity purchase	22,227,655.29	11,399,324.02

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Commodity purchase	70,007,310.80	65,689,776.69
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Commodity purchase	12,307,206.55
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Commodity purchase	1,106,696.90
Fujian Minwei Industrial Co., Ltd. and its subsidiaries	Commodity purchase	39,706.03
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Commodity purchase	24,238.13
CJ FRESHWAY Yonghui (Shanghai) Trade Co., Ltd.	Commodity purchase		38,385,950.68
Yonghui Yunchuang Technology Co., Ltd. and its subsidiaries	Commodity purchase		13,364,994.48
Guangdong Mannings Chain Commercial Co., Ltd.	Commodity purchase		3,525,334.33
Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	Labor service acceptance	171,466,331.56
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Labor service acceptance	104,621,610.61
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Labor service acceptance	89,987,622.18
Tencent Cloud Computing (Beijing) Co., Ltd.	Labor service acceptance	19,848,270.70	16,573,669.87
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Labor service acceptance	20,869,727.37	15,542,337.06
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Labor service acceptance	6,385,244.66
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Labor service acceptance	1,160,850.41
Yonghui Yunchuang Technology Co., Ltd. and its subsidiaries	Labor service acceptance		12,922,349.29
Beijing Jingbangda Trading Co., Ltd. and its subsidiaries	Labor service acceptance	743,631.65
Quanzhou Lixia Business Management Co., Ltd.	Labor service acceptance	516,042.69
Fanshiyun (Beijing) Retail Technology Co., Ltd.	Labor service acceptance	207,547.16	3,109,046.41

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Chengdu Hongqi Chain Co., Ltd.	Labor service acceptance	167,484.67	960,269.58
Fuping County Qijin Ecological Agriculture Technology Development Co., Ltd.	Labor service acceptance		707,547.17
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Labor service acceptance	294,466.32	429,604.91
Jiangsu Shenguo Technology Co., Ltd.	Labor service acceptance	256,072.21
Sanming Xuanhui Business Operation Management Co., Ltd.	Labor service acceptance	148,981.08
Tencent Cloud Computing (Beijing) Co., Ltd.	Acquisition of fixed assets	16,054,746.77
PARKnSHOP (China) Investment Co., Ltd.	Usage fee for funds	2,262,239.54	2,382,949.10

Table for goods sale/labor service rendering

√ Applicable	☐ Not applicable

Unit: Yuan Currency: RMB

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Yunchuang Technology Co., Ltd. and its subsidiaries	Sales of goods		645,438,004.92
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Sales of goods	686,337,847.76	453,861,937.05
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Sales of goods	107,842,574.21	125,318,753.62
Zhanjiang Guolian Aquatic Products Co., Ltd	Sales of goods	295,412.84	1,259,633.03
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Sales of goods	19,127,024.66
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Sales of goods	2,921,108.08
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Sales of goods	619,277.31
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Sales of goods	594,561.79	895,442.70
Fujian OneBank Limited	Sales of goods	14,511.50

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Provision of labor services	9,766,268.00	80,903,084.17
Yonghui Yunchuang Technology Co., Ltd. and its subsidiaries	Provision of labor services		57,494,727.17
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Provision of labor services	34,487,987.75	15,806,808.82
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Provision of labor services	4,075,471.69	2,588,362.42
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Provision of labor services	1,633,582.83	2,214,265.09
Zhanjiang Guolian Aquatic Products Co., Ltd	Provision of labor services	782,028.88	1,151,506.41
CJ FRESHWAY Yonghui (Shanghai) Trading Co., Ltd.	Provision of labor services		812,622.23
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Provision of labor services	67,254.74	147,932.62
Sanming Xuanhui Property Development Co., Ltd.	Provision of labor services		304,732.47
Fuzhou Xuanhui Property Development Co., Ltd.	Provision of labor services		227,735.78
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Provision of labor services	143,136.67	20,540.76
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Provision of labor services	184,395.73	522,119.70
Beijing Friendship Messenger Trading Co., Ltd.	Provision of labor services	604,752.84
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Provision of labor services	1,500,856.67
Fujian OneBank Limited	Interest income	17,890,879.20	18,032,715.38
Fujian Minwei Industrial Co., Ltd. and its subsidiaries	Interest income	4,761,423.13	5,312,758.92
Zhanjiang Guolian Aquatic Products Co., Ltd	Interest income	2,167,190.75	2,819,706.48
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Interest income	3,412,085.71	2,685,927.67
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Interest income	1,225,366.89	2,502,096.45

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Interest income		370,649.9
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Interest income		243,591.35
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Interest income	563,696.18	344,016.59

Affiliated transaction description on purchase and sale of goods, supply and labor service acceptance

☐	Applicable	√	Not applicable

(2).	Related entrusted management/contracting and mandatory management/outsourcing conditions

Table for trustee management and contracting of the Company:

☐	Applicable	√	Not applicable

Description of the condition of affiliated trusteeship/contracting

☐	Applicable	√	Not applicable

List of entrusted management/outsource cases of the Company

☐	Applicable	√	Not applicable

Description on affiliated management/contracting condition

☐	Applicable	√	Not applicable

(3).	Related lease

The Company is the lessor:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of lessee	Type of leased assets	Confirmed leasing income in current period	Confirmed leasing income in previous period
Mannings Daily Necessities Commercial (Shanghai) Co., Ltd.	Commercial land — Luban Store, Huangpu District		70,026.68
Mannings (Chongqing) Health Products Co., Ltd.	Commercial land — Zhongjia Lijing Store, Dadukou District		84,158.87
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse leasing	22,520,068.71	19,321,752.13

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of lessee	Type of leased assets	Confirmed leasing income in current period	Confirmed leasing income in previous period
1233 International Supply Chain Management Co., Ltd.	Commercial land – Fuzhou MIXC	3,310,861.36
Fujian Lingyu Jinhua Brand Management Co., Ltd.	Commercial land – Chongqing Xuanhui Real Estate Company	609,430.07
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Commercial land – Guanghua Avenue Store, Wenjiang, Chengdu	319,790.77
Yonghui Yunchuang Technology Co., Ltd. and its subsidiaries	Warehouse leasing		10,547,503.37

The Company as the Leasee:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of Lessor	Type of leased assets	Confirmed leasing fee in current period	Confirmed leasing fee in last period
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land and office building – Jinshan Park Store		5,239,067.28
Fujian Xuanhui Real Estate Development Co., Ltd.	Quangang Yongjia Store, Quanzhou		2,512,204.20
Zhang Xuansong	Commercial land – Daru Shijia Store		5,674,250.06
Zhang Xuansong	Office building – Zuohai Office Building		3,366,502.89
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Commercial land – Pucheng Xinhua Store		4,353,823.38
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Xiangyang Minfa Plaza Store		128,173.49
Fuzhou Xuanhui Property Development Co., Ltd.	Fuzhou Minhou Nantong Branch Store		922,065.35
Sanming Xuanhui Property Development Co., Ltd.	Yongjia Tiandi Store		703,706.40
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse leasing		2,412,591.62

Descriptions of affiliated leases condition

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Since January 1, 2021, the Company has been adopting the new leasing standard. Under the new standard, for non-exempt lease contracts, the Company no longer recognizes lease expenses on the balance sheet. Lease expenses for exempt contracts are recognized using the straight-line method.

(4).	Related-party guarantee

The Company as the guarantor

☐	Applicable	√	Not applicable

The Company as the guaranteed party

☐	Applicable	√	Not applicable

Description of affiliated guarantee

☐	Applicable	√	Not applicable

(5).	Fund inter-bank lending for affiliated parties

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Affiliated	Lending
parties	amount	Starting date	Due date	Explanation
Borrowings
PARKnSHOP (China) Investment Co., Ltd.	46,250,000.00	May 9, 2019	May 8, 2023	Borrowings

Affiliated	Lending
parties	amount	Starting date	Due date	Explanation
Lendings Fujian Minwei Industrial Co., Ltd.	61,900,000.00	July 6, 2021	October 23, 2022	Factoring funds
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	35,000,000.00	June 8, 2021	June 3, 2022	Factoring funds
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	100,000,000.00	October 26, 2021	December 30, 2021	Factoring funds
Zhanjiang Guolian Aquatic Products Co., Ltd.	34,407,187.09	July 20, 2021	December 12, 2022	Factoring funds
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	11,729,000.00	January 8, 2020	February 24, 2024	Group borrowings

Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries received a total of RMB2,695,000.00 funds from the Group during the current year, with an annual interest rate of 4.785%, starting from January 13, 2021, and due on February 24, 2024 (2020: RMB9,104,000.00, with an annual interest rate of 4.785%, starting from January 8, 2020, received early repayment of RMB70,000.00 in the current year, and the remaining RMB9,034,000.00 is due on February 24, 2024).

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Fuzhou Minwei Industrial Co., Ltd. and its subsidiaries received a total of RMB61,900,000.00 factoring funds from the Group during the current year, with an annual interest rate of 8.50%, starting from July 6, 2021, and due on October 23, 2022 (2020: RMB50,000,000.00, with an annual interest rate of 8.50%, starting from January 10, 2020, fully repaid on October 8, 2021).

Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries received a total of RMB35,000,000.00 factoring funds from the Group during the current year, with an annual interest rate of 12.00%, starting from June 8, 2021, and due on June 3, 2022 (2020: RMB45,000,000.00, with an annual interest rate of 11.50%, starting from June 11, 2020, fully repaid on November 11, 2021).

Yonghui Fresh Food Development Co., Ltd. and its subsidiaries received a total of RMB100,000,000.00 factoring funds from the Group during the current year, with an annual interest rate of 7.00%, starting from October 26, 2021, fully repaid on December 30, 2021 (2020: RMB80,000,000.00, with an annual interest rate of 7.00%, starting from July 13, 2020, fully repaid on July 11, 2021).

Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries received a total of RMB34,407,187.09 factoring funds from the Group during the current year, with an annual interest rate of 10.00%. Among them, RMB25,000,000.00 with a starting date of July 20, 2021, is due on July 15, 2022, and RMB9,407,187.09 with a starting date of December 17, 2021, is due on December 12, 2022 (2020: RMB50,000,000.00, with an annual interest rate of 10.00%, starting from January 7, 2020, fully repaid on July 9, 2021).

(6).	Assets transferring and debt restructuring of affiliated parties

☐	Applicable	√	Not applicable

(7).	Remuneration for key management personnel

√	Applicable	☐	Not applicable

Unit: Yuan 10,000 Currency: RMB

	Amount of	Amount of
Items	current period	last period
Remuneration for key management personnel	3,509.50	4,497.89

(8).	Other related transactions

☐	Applicable	√	Not applicable

6.	Receivables and payables of affiliated parties

(1).	Receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance		Opening balance
		Book	Bad debt	Book	Bad debt
Project name	Affiliated parties	balance	provision	balance	provision
Account receivable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,914,602.52	19,146.03	7,550,983.37	75,509.83

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Opening balance
		Book	Bad debt	Book	Bad debt
Project name	Affiliated parties	balance	provision	balance	provision
Account receivable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	4,442,427.43	44,424.27	2,887,321.55	28,873.22
Account receivable	Fujian Enhui Technology Co., Ltd. and its subsidiaries	9,884,452.60	98,844.53	1,598,059.73	15,980.60
Account receivable	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	6,240.47	62.40	169,069.64	1,690.70
Account receivable	Jiangsu Jingdong Information Technology Co., Ltd.	249,643.22	2,496.43	160,874.44	1,608.74
Account receivable	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	6,058,292.95	60,582.93	66,666.00	666.66
Account receivable	Chengdu Hongqi Chain Co., Ltd. and its subsidiaries	18,750.00	187.50	18,750.00	187.50
Account receivable	Beijing Jingdong Century Trade Co., Ltd.	514,380.89	5,143.81	11,000.00	110.00
Other receivables	Fujian Enhui Technology Co., Ltd. and its subsidiaries			25,963,154.34
Other receivables	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	11,942,088.70	119,420.89	9,141,512.48	91,415.13
Other receivables	Jiangsu Shenguo Technology Co., Ltd.			4,410,705.07
Other receivables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	100,000.00	1,000.00	521,474.96
Other receivables	Zhang Xuansong			450,360.00	4,503.60
Other receivables	Fujian OneBank Limited	434,591.63	4,345.92	201,768.96	2,017.69
Other receivables	Beijing Jingdong Century Trade Co., Ltd.	150,000.00	1,500.00	50,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Opening balance
		Book	Bad debt	Book	Bad debt
Project name	Affiliated parties	balance	provision	balance	provision
Other receivables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	514,601.18	5,146.01
Other receivables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	100,000.00	1,000.00
Other receivables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	47,250.00	472.5
Prepaid accounts	Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	118,118,547.54		214,680,548.52
Prepaid accounts	Beijing Friendship Messenger Trading Co., Ltd.	71,637,166.57		67,252,708.57
Prepaid accounts	Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries			7,080,569.27
Prepaid accounts	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	827,917.11		6,172,686.73
Prepaid accounts	1233 International Supply Chain Management Co., Ltd. and its subsidiaries			4,808,666.96
Prepaid accounts	Yonghui (Pucheng) Real Estate Development Co., Ltd.			4,335,762.19
Prepaid accounts	Fujian Enhui Technology Co., Ltd. and its subsidiaries	6,031,628.92		3,874,138.47
Prepaid accounts	Jiangsu Shenguo Technology Co., Ltd.			2,396,910.80
Prepaid accounts	Origin Country Network Technology (Shanghai) Co., Ltd.			51,863.09

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Closing balance
		Book	Bad debt	Book	Bad debt
Project name	Affiliated parties	balance	provision	balance	provision
Prepaid accounts	Shanghai Xuanhui Business Service Technology Co., Ltd.			37,900.00
Prepaid accounts	Fujian Lingyu Jinhua Brand Management Co., Ltd.	155,296.26		21,000.00
Prepaid accounts	Tencent Cloud Computing (Beijing) Co., Ltd.	17,964.72		17,964.00
Prepaid accounts	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	43,304.42		15,432.57
Prepaid accounts	Fujian Xuanhui Real Estate Development Co., Ltd.	120,266.10
Prepaid accounts	Shenzhen Tencent Computer System Co., Ltd.	50,000.00		300.00
Factoring receivable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries			80,272,222.22	802,722.22
Factoring receivable	Fujian Minwei Industrial Co., Ltd. and its subsidiaries	58,099,555.36	580,995.55	40,113,333.34	401,133.33
Factoring receivable	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	30,185,604.58	301,856.05	30,130,000.00	301,300.00
Factoring receivable	Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries			30,150,000.00	301,500.00
Loans and advances	Fujian Minwei Industrial Co., Ltd. and its subsidiaries			20,056,666.67	300,850.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).     Accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Notes payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	33,000,000.00
Accounts payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	286,827,632.90	177,221,582.75
Accounts payable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	104,997,669.53	111,575,913.89
Accounts payable	Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries		25,662,780.03
Accounts payable	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	9,263,911.27	14,700,299.03
Accounts payable	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	5,789,907.83	10,251,182.90
Accounts payable	Jiangsu Shenguo Technology Co., Ltd.		6,271,114.73
Accounts payable	Fujian Enhui Technology Co., Ltd. and its subsidiaries	491,723.42	4,604,720.96
Accounts payable	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	2,316,644.04	3,017,763.80
Accounts payable	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	5,459,248.10	2,931,376.45
Accounts payable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	820,154.49	1,420,824.52
Accounts payable	Fujian Minwei Industrial Co., Ltd. and its subsidiaries		90,381.90
Accounts payable	Fuping County Qijin Ecological Agriculture Technology Development Co., Ltd.	13,474.86	13,474.86
Accounts payable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	45,196.69
Other payables	PARKnSHOP (China) Investment Co., Ltd.	46,897,027.13	46,528,173.47

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing Book	Opening Book
Project name	Affiliated parties	balance	balance
Other payables	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	32,051,174.31	40,365,987.90
Other payables	Shanghai Xuanhui Business Service Technology Co., Ltd.	19,917,251.43	3,487,499.38
Other payables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	10,344,983.99	19,946,224.22
Other payables	Fujian Enhui Technology Co., Ltd. and its subsidiaries		3,316,991.41
Other payables	Songyuan Rongtong Real Estate Development Co., Ltd.	1,778,060.52	1,778,060.52
Other payables	Chengdu Hongqi Chain Co., Ltd. and its subsidiaries	160,000.00	600,000.00
Other payables	Tencent Cloud Computing (Beijing) Co., Ltd.	1,204,212.55	394,893.66
Other payables	Jiangsu Shenguo Technology Co., Ltd.		212,367.89
Other payables	Zhang Xuansong	1,880,742.05	210,406.50
Other payables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	2,161,422.15	173,632.37
Other payables	Fuzhou Xuanhui Property Development Co., Ltd.		131,225.06
Other payables	Beijing JD Century Trading Co., Ltd. and its subsidiaries	41,649.54
Other payables	Mannings (Chongqing) Health Products Co., Ltd.	30,000.00	30,000.00
Other payables	Sanming Xuanhui Property Development Co., Ltd.		85,706.38
Other payables	Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	66,150.00
Other payables	Beijing Jingbangda Trading Co., Ltd. and its subsidiaries	8,706.63
Contract liabilities	Fujian Enhui Technology Co., Ltd. and its subsidiaries	1,865,081.22	11,321,786.23
Contract liabilities	Jiangsu Shenguo Technology Co., Ltd.		1,318,222.79
Contract liabilities	Beijing Jingdong Century Trade Co., Ltd.	242,624.90	239,388.48
Contract liabilities	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,115,657.81

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing Book	Opening Book
Project name	Affiliated parties	balance	balance
Contract liabilities	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	631,407.85
Contract liabilities	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	158,362.93
Advance payment	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	53,481.73
Advance payment	Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	94,500.00
Lease liabilities	Fujian Xuanhui Real Estate Development Co., Ltd.	46,117,005.45
Lease liabilities	Zhang Xuansong	29,770,869.55
Lease liabilities	Fuzhou Xuanhui Property Development Co., Ltd.	24,023,367.54
Lease liabilities	Yonghui (Pucheng) Real Estate Development Co., Ltd.	23,834,992.60
Lease liabilities	Sanming Xuanhui Property Development Co., Ltd.	19,252,212.34

7.       Commitment of affiliated parties

☐	Applicable	√	Not applicable

8.       Others

√	Applicable	☐	Not applicable

Deposition of monetary funds of affiliated parties

		Carrying	Carrying
		amount at	amount at
		end of	beginning of
Items	Affiliated parties	the period	the period
Bank deposit	Fujian OneBank Co., Ltd.	651,099,553.50	638,208,674.31

XIII.   Share-based Payment

1.        Overall condition of share-based payment

☐	Applicable	√	Not applicable

2.        Condition of equity-settled share-based payment

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

Measures for confirmation of the fair value of the equity instruments on the grant date	Grant date closing price of the stock

Basis for determining the number of exercisable equity instruments	Based on the granted restricted quota, taking into consideration the changes in the number of eligible employees for exercising the rights on each balance sheet date, as well as the performance evaluation indicators of each eligible year and the individual performance evaluation of the incentive targets, the determination is made.

Reasons for any significant difference between the estimate in current period and the one in last period	None

Accumulative amount of share-based payment settled in equity as part of the capital reserve	697,468,779.90

Total expenses recognized by equity-settled share-based payments in the current period	11,565,233.98

3.        Condition of cash-settled share-based payment

☐	Applicable	√	Not applicable

4.        Condition of modification and termination of share-based payment

√	Applicable	☐	Not applicable

On July 6, 2021, the Company held the 29th meeting of the fourth board of directors to approve the proposal on terminating the implementation of the 2017 and 2018 restricted stock phase-III incentive plan and repurchasing and canceling the shares. On July 22, 2021, the 2021 first extraordinary general meeting approved the proposal. The Company agreed to repurchase and cancel 48,034,200 shares of restricted stock that had been granted but not yet released to 326 incentive recipients.

5.        Others

☐	Applicable	√	Not applicable

XIV.   Commitments and Contingencies

1.         Major commitments

☐	Applicable	√	Not applicable

2.        Contingencies

(1).      Important contingencies existed on the balance sheet date

☐	Applicable	√	Not applicable

(2).     The descriptions shall be given to significant contingencies which do not require separate disclosure by the Company:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.        Others

☐	Applicable	√	Not applicable

XV.    Events Occurring after the Balance Sheet Date

1.        Important non-adjusting events

☐	Applicable	√	Not applicable

2.       Profit distributions

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Profits or dividends proposed to be allocated	181,500,739.86
Profits or dividends announced to be issued after review and approval

On April 28, 2022, the 5th Board of Directors of the Company held its second meeting and approved the profit distribution plan for 2021, distributing cash dividends of RMB181,500,739.86 (i.e., RMB0.02 per share).

3.        Sales return

☐	Applicable	√	Not applicable

4.        Description of other events occurring after the balance sheet date

☐	Applicable	√	Not applicable

XVI.   Other Important Matters

1.        Correction of accounting error at earlier stage

(1).      Retrospective restatement

☐	Applicable	√	Not applicable

(2).     Prospective application

☐	Applicable	√	Not applicable

2.        Debt restructuring

☐	Applicable	√	Not applicable

3.        Assets swap

(1).      Non-monetary assets exchange

☐	Applicable	√	Not applicable

(2).     Other assets replacements

☐	Applicable	√	Not applicable

4.        Pension plan

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

5.        Operation termination

☐	Applicable	√	Not applicable

6.        Segment information

(1).      Determination basis and accounting policy of reporting division

☐	Applicable	√	Not applicable

(2).     Financial information of report segments

☐	Applicable	√	Not applicable

(3).	The Company shall explain the reason if there is no report segment or it can not disclose the total assets and total balance in the report segments.

√	Applicable	☐	Not applicable

Excluding the retail business, the Group does not operate any other business that has a significant impact on its operational results. The products sold by the Group have similar characteristics and bear similar risks and returns. Therefore, the Group's operating activities belong to a single business segment. As the Group operates its business only in one region, with the majority of its revenue and assets located within the territory of China, the Group is not required to disclose segment data.

(4).	Other disclosures

☐	Applicable	√	Not applicable

7.        Other significant transactions and matters having effect on investor's decision

☐	Applicable	√	Not applicable

8.        Others

☐	Applicable	√	Not applicable

XVII. Notes to Major Items of Parent Company's Financial Statements

1.        Accounts receivable

(1).     Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Closing book
Aging	balance
Within 1 year
Of which: subentry within one year
Payment for goods	38,588,415.06
Sub-total within one year	38,588,415.06
1-2 years	272,848.49
2-3 years	108,645.63
Over 3 years	622,309.33
Total	39,592,218.51

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).     Classified disclosure by bad-debt provision method

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion					Proportion
				of bad-debt	Carrying				of bad-debt	Carrying
Category	Amount	Ratio	Amount	provision	value	Amount	Ratio	Amount	provision	value
		%	(%)				%		(%)
Provision made on a collective basis	39,592,218.51	100.00	2,683,304.53	6.78	36,908,913.98	65,022,588.23	100	4,107,450.75	6.32	60,915,137.48
Among which:
Portfolio 1
Accounts receivable from sales	37,884,060.51	95.69	2,249,862.80	5.94	35,634,197.71	59,749,322.49	91.89	3,607,795.96	6.04	56,141,526.53
Supplier service fees and rentals	1,307,581.84	3.30	429,435.97	32.84	878,145.87	2,872,073.44	4.42	475,642.87	16.56	2,396,430.57
Portfolio 2
Accounts receivable from affiliated parties	400,576.16	1.01	4,005.76	1.00	396,570.40	2,401,192.30	3.69	24,011.92	1.00	2,377,180.38
Total	39,592,218.51	100.00	2,683,304.53	6.78	36,908,913.98	65,022,588.23	100.00	4,107,450.75	6.32	60,915,137.48

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

		Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Within 1 year	38,187,838.90	1,909,391.94	5
1-2 years	272,848.49	84,583.03	31
2-3 years	108,645.63	63,014.47	58
3-4 years	622,309.33	622,309.33	100
Total	39,191,642.35	2,679,298.77

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

Combined provision items: Combination 2

		Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Accounts receivable from affiliated parties	400,576.16	4,005.76	1
Total	400,576.16	4,005.76	1

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for accounts receivable	4,107,450.75	1,133,635.35		2,557,781.57		2,683,304.53
Total	4,107,450.75	1,133,635.35		2,557,781.57		2,683,304.53

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4).	Receivables actually verified and cancelled in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	2,557,781.57

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

(5).	Receivables of first five companies with the greatest amount of closing amount (categorizing by debtor)

√	Applicable	☐	Not applicable

Total receivables of the first five companies with the greatest closing balance in the current year categorizing by debtor is RMB16,769,780.28, accounting for 42.36% of the total closing balance of receivables, and the total amount of the closing balance of the relevant bad debt provision is RMB838,489.01.

(6).	Accounts receivable ceased to be recognized due to the transfer of financial assets

☐	Applicable	√	Not applicable

(7).	Transferred receivables and capital and liabilities formed after continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Dividends receivable	18,000,000.00
Other receivables	43,463,029,538.77	24,906,579,097.05
Total	43,481,029,538.77	24,906,579,097.05

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

☐	Applicable	√	Not applicable

1.	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

2.	Provision of bad debts

☐	Applicable	√	Not applicable

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

(4).	Dividends receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing	Opening
Project (or Invested Company)	balance	balance
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	18,000,000.00
Total	18,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

1.	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

2.	Provision of bad debts

☐	Applicable	√	Not applicable

(5).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(6).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Closing book
Aging	balance
Sub-total within one year	43,393,609,093.15
1-2 years	12,983,394.05
2-3 years	15,840,994.05
Over 3 years	43,797,598.05
Total	43,466,231,079.30

(2).	Classification of other accounts payable according to the nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	64,738,198.89	100,295,924.28
Purchases and store petty cash payments	5,816,136.09	4,931,922.27
Receivables from affiliated parties	12,382,088.70	9,481,465.98
Other receivables	4,392,480.71	2,608,415.62
Intra-group receivables	43,378,902,174.91	24,791,618,984.38
Total	43,466,231,079.30	24,908,936,712.53

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Balance as of January 1, 2021	1,158,156.03	1,199,459.45		2,357,615.48
Current balance as of January 1, 2021
– Transferred to Phase II	-19,378.60	19,378.60
– Transferred to Phase III		-804,846.01	804,846.01
– Reversed to Phase II
– Reversed to Phase I
Provision of the current period		129,281.99	983,700.67	1,112,982.66
Provision reversed in current period	-259,124.57			-259,124.57
Charge-off of the current period
Write-off of the current period			-9,933.04	-9,933.04
Other changes
Balances as at December 31, 2021	879,652.86	543,274.03	1,778,613.64	3,201,540.53

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Year 2021
	Phase I	Phase II	Phase III
Other receivables	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Beginning balance 2021	24,906,328,296.91	2,608,415.62		24,908,936,712.53
Opening balance of this year
– Transferred to Phase II	-387,572.01	387,572.01
– Transferred to Phase III		-1,788,546.68	1,788,546.68
– Reversed to Phase II
– Reversed to Phase I
Increases in current year	18,562,486,791.21			18,562,486,791.21
Other increases during the year
Derecognition	-5,182,491.40			-5,182,491.40
Provision written-off in this year			-9,933.04	-9,933.04
Other decreases in current year
Ending balance 2021	43,463,245,024.71	1,207,440.95	1,778,613.64	43,466,231,079.30

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
Category	Opening balance	Provision	Recovered or Reversed	Charge-off or write-off	Other balance	Closing balance
Bad-debt provision for other receivables	2,357,615.48	1,112,982.66	259,124.57	9,933.04		3,201,540.53
Total	2,357,615.48	1,112,982.66	259,124.57	9,933.04		3,201,540.53

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

(5).	Other receivables actually verified and cancelled of current year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Other receivables actually written off	9,933.04

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(6).	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Nature of receivable	Closing balance	Aging	Proportion in total closing balance of other receivables	Closing balance of bad- debt provision
				(%)
Fujian Minhou Yonghui Commercial Co., Ltd.	Intra-group receivables.	9,818,290,585.16	Within 1 year	22.59
Fuping Yunshang Supply Chain Management Co., Ltd.	Intra-group receivables.	3,838,222,935.02	Within 1 year	8.83
Fujian Yuntong Supply Chain Co., Ltd.	Intra-group receivables.	3,729,806,184.18	Within 1 year	8.58
Ningbo Yonghui Superstores Co., Ltd.	Intra-group receivables.	3,706,888,114.25	Within 1 year	8.53
Fujian Yonghui Modern Agriculture Development Co., Ltd.	Intra-group receivables.	3,448,332,884.10	Within 1 year	7.93
Total		24,541,540,702.71	/	56.46

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(7).	Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

(8).	Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

(9).	Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

3.	Long-term equity investment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Book balance	Closing balance Impairment provision	Carrying value	Book balance	Opening balance Impairment provision	Carrying value
Investment in subsidiaries	8,142,103,936.20		8,142,103,936.20	7,160,103,936.20		7,160,103,936.20
Investment in cooperative enterprises and joint ventures	4,231,766,891.91	250,959,537.39	3,980,807,354.52	4,672,458,055.92	383,710,652.73	4,288,747,403.19
Total	12,373,870,828.11	250,959,537.39	12,122,911,290.72	11,832,561,992.12	383,710,652.73	11,448,851,339.39

(1).	Investment in subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Investee Fujian Yonghui Superstores Co., Ltd.	800,000,000.00			800,000,000.00
Chongqing Yonghui Superstores Co., Ltd.	714,400,000.00			714,400,000.00
Beijing Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Liaoning Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Sichuan Yonghui Store Co., Ltd.	300,000,000.00	700,000,000.00		1,000,000,000.00
Jilin Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Shanghai Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Anhui Yonghui Superstores Co., Ltd.	285,080,000.00			285,080,000.00
Fujian Yonghui Logistics Co., Ltd.	285,000,000.00			285,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Guangdong PARK&YH Superstores Co., Ltd.	370,000,000.00			370,000,000.00
Guizhou Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Hebei Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Jiangsu Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Zhejiang Yonghui Superstores Co., Ltd.	120,000,000.00			120,000,000.00
Chengdu Yonghui Business Development Co., Ltd.	104,000,000.00			104,000,000.00
Yonghui Logistics Co., Ltd.	90,000,000.00			90,000,000.00
Fuzhou Minhou Yonghui Superstores Co., Ltd.	89,521,504.19			89,521,504.19
Henan Yonghui Superstores Co., Ltd.	80,860,000.00			80,860,000.00
Shanghai Dongzhan International Trade Co., Ltd.	59,210,296.00			59,210,296.00
Hubei Yonghui Zhongbai Superstores Co., Ltd.	55,000,000.00			55,000,000.00
Fujian Strait Food Development Co., Ltd.	53,000,000.00			53,000,000.00
Fujian Minhou Yonghui Commercial Co., Ltd.	50,000,000.00			50,000,000.00
Anhui Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Shandong Yonghui Superstores Co., Ltd.	50,000,000.00			50,000,000.00
Xiamen Yonghui Minsheng Superstores Co., Ltd.	41,670,000.00			41,670,000.00
Hunan Yonghui Superstores Co., Ltd.	40,000,000.00			40,000,000.00
Fujian Yonghui Commercial Co., Ltd.	37,398,045.18			37,398,045.18
Jiangsu Yonghui Business Management Co., Ltd.	30,000,000.00			30,000,000.00
Fujian Yonghui Culture Media Co., Ltd.	28,256,090.88			28,256,090.88
Fuping Yonghui Modern Agricultural Development Co., Ltd.	28,030,000.00			28,030,000.00
Yonghui Holdings Co., Ltd.	25,277,999.95			25,277,999.95
Ningbo Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guangxi Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Xiamen Yonghui Commercial Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yonghui Modern Agriculture Development Co., Ltd.	10,000,000.00			10,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Jiangxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shaanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Heilongjiang Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Xiangxin Investment Fund Management Co., Ltd.	10,000,000.00	1,500,000.00		11,500,000.00
Yunnan Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Ningxia Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Chongqing Boyuan Xunke Technology Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Lianchuang Zhiye
Construction Engineering Co., Ltd.	9,000,000.00			9,000,000.00
Fujian Yongjin Trading Co., Ltd.	4,900,000.00			4,900,000.00
Fuping Yunshang Supply
Chain Management Co., Ltd.	70,500,000.00	129,500,000.00		200,000,000.00
Shanghai Baoshan Yonghui Superstores Co., Ltd.	19,000,000.00		19,000,000.00
Shanghai Yonghui Yangpu Superstores Co., Ltd.	40,000,000.00		40,000,000.00
Guizhou Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunjin Technology Co., Ltd.	500,000,000.00			500,000,000.00
Xizang Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guansu Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Qinghai Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Beijing Yonghui Technology Co., Ltd.		10,000,000.00		10,000,000.00
Fujian Yuntong Supply Chain Co., Ltd.		100,000,000.00		100,000,000.00
Fujian Yongyuehui
Business Management Co., Ltd.		100,000,000.00		100,000,000.00
Total	7,160,103,936.20	1,041,000,000.00	59,000,000.00	8,142,103,936.20

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Investment in cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/decrease in the current period
Investment unit	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Others	Closing balance	Closing balance of provision for impairment
I. Cooperative enterprises Yonghui Fresh Food Development Co., Ltd.	199,453,270.93			-150,395,271.51		107,664,946.83				156,722,946.25
Subtotal	199,453,270.93			-150,395,271.51		107,664,946.83				156,722,946.25

II. Joint ventures Zhongbai Holdings Group Co., Ltd.	282,652,377.76			-3,233,035.84		-4,357,170.01	1,702,554.50	52,997,936.18		220,361,681.23	91,039,252.74
Chengdu Hongqi Chain Co., Ltd.	1,892,680,864.41			101,079,401.14			45,124,800.00			1,948,635,465.55
Zhanjiang Guolian Aquatic Products Co., Ltd	289,866,740.21		290,021,282.52	160,212.29	-5,669.98
Fujian OneBank Limited	600,076,754.62			1,422,868.63	1,652,642.73					603,152,265.98
Yonghui Yunchuang Technology Co., Ltd.	338,279,834.79									338,279,834.79
Xiangcun Gaokao Agricultural Co., Ltd.	285,000,000.00			1,190,547.42						286,190,547.42	159,920,284.65
Fujian Minwei Industrial Co., Ltd.	76,621,138.19			9,547,662.25						86,168,800.44
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	80,600,681.70			-14,180,777.86						66,419,903.84
Shanghai Shangshu Yonghui Fresh Food Co., Ltd.
Beijing Friendship Messenger Trading Co., Ltd.	17,419,070.33			34,432,570.90						51,851,641.23

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Increase/decrease in the current period
Investment unit	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Others	Closing balance	Closing balance of provision for impairment
CJ FRESHWAY Yonghui (Shanghai) Trading Co., Ltd.
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	14,656,107.88			5,653,503.50						20,309,611.38
Fuzhou Yijiu San San Bean Products Co., Ltd.	29,885.11			-29,885.11
Anhui Gubang Technology Co., Ltd.
Fanshiyun (Beijing) Retail Technology Co., Ltd.	16,515,572.68			-2,658,172.27						13,857,400.41
1233 International Supply Chain Management Co., Ltd.	194,895,104.58			-6,037,848.58						188,857,256.00
Subtotal	4,089,294,132.26		290,021,282.52	127,347,046.47	1,646,972.75	-4,357,170.01	46,827,354.50	52,997,936.18		3,824,084,408.27	250,959,537.39
Total	4,288,747,403.19		290,021,282.52	-23,048,225.04	1,646,972.75	103,307,776.82	46,827,354.50	52,997,936.18		3,980,807,354.52	250,959,537.39

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

Explanation of long-term investment impairment

		Increased in the	Decreased in the
Joint venture	Opening balance	current year	current year	Closing balance
Zhongbai Holdings Group Co., Ltd.	38,041,316.56	52,997,936.18		91,039,252.74
Zhanjiang Guolian Aquatic Products Co., Ltd	185,749,051.52		185,749,051.52
Xiangcun Gaokao Agricultural Co., Ltd.	159,920,284.65			159,920,284.65
Total	383,710,652.73	52,997,936.18	185,749,051.52	250,959,537.39

4.	Operating revenues and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	7,358,310,070.68	6,808,157,965.86	7,204,158,703.69	6,478,014,409.10
Other business	583,321,768.28	34,047,723.99	671,168,834.22	21,197,722.00
Total	7,941,631,838.96	6,842,205,689.85	7,875,327,537.91	6,499,212,131.10

(2).	Conditions of incomes generated by contract

☐	Applicable	√	Not applicable

(3).	Description of performance obligations

☐	Applicable	√	Not applicable

(4).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

5.	Investment income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Long-term equity investment income measured with cost method	929,000,000.00	2,040,891,773.47
Long-term equity investment income measured with equity method	-23,048,225.04	-285,682,412.24
Investment income for disposing long-term equity investment production	42,413,884.07	35,334,292.04
Investment income of trading financial assets during the holding period	521,082.72	17,129,807.62
Investment income of holding trading financial assets	342,553.95
Investment income from non-current financial assets during the holding period	67,910,214.00	71,305,724.70
Total	1,017,139,509.70	1,878,979,185.59

6.	Others

☐	Applicable	√	Not applicable

XVIII. Supplementary Information

1.	Detailed statement of current non-recurring profit and loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount	Explanation
Gains and losses on disposal of non-current assets	-39,548,757.39
Government grants included in current profits and losses (excluding the government grants closely related to the Company’s business operations and government grants based on standard quota or quantitative amounts according to unified national standards)	183,457,683.83
Gains or losses attributable to change in fair value for held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, and derivative financial liabilities; and investment income from disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other creditor investments, excluding the effective hedging business related to the normal operation of the Company	-246,107,504.64
Trustee fee income from entrusted operation	652,110.45
Other non-operating income and expenditures except the items above	11,050,197.21
Other profit and loss items conforming to the definition of non-recurring profit and loss	44,680,774.76
Less: income tax impact amount	66,506,946.98
Minority equity impact amounts	-1,622,060.05
Total	-110,700,382.71

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The causes for non-recurring profits and losses defined by the Company in accordance with the definitions in Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 1: Explanatory Announcement – Non-Recurring Profit and Loss and the items of non-recurring profit and loss listed in Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 1: Explanatory Announcement – Non-Recurring Profit and Loss and defined as items of recurrent profit and loss shall be explained.

☐	Applicable	√	Not applicable

2.	Returns on equity and earnings per share

√	Applicable	☐	Not applicable

		Earnings per share
Profits during the reporting period	Weighted average return on equity	Basic EPS	Diluted EPS
	(%)
Net profits attributable to the Company’s ordinary shareholders	-30.24	-0.43	-0.43
Net profits attributable to the Company’s ordinary shareholders after the deduction of the non- recurring profits and losses	-29.39	-0.42	-0.42

3.	Accounting data difference arising from foreign and domestic accounting standards

☐	Applicable	√	Not applicable

4.	Others

☐	Applicable	√	Not applicable

Chairman: Zhang Xuansong

Approved by the Board of Directors and submitted on April 28, 2022

Revision Information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	For the year ended December 31, 2022

Section X Financial Reports

I.	Audit Report

√	Applicable	☐	Not applicable

Audit Report

AYHM (2023) SZi No. 60922355_B01

Yonghui Superstores Co., Ltd.

All Shareholders of Yonghui Superstores Co., Ltd.:

I.	Audit Opinions

We have audited the financial statements of Yonghui Superstores Co., Ltd., which comprise of the consolidated and the company’s balance sheet as of December 31, 2022, the consolidated and the company’s income statement, statement of changes in equity, and cash flow statement for the year then ended, and the notes to the relevant financial statements.

We think that the accompanying financial statements of Yonghui Superstores Co., Ltd. have been prepared in accordance with the CASBE and fairly present the consolidated and the company’s financial position of Yonghui Superstores Co., Ltd. as of December 31, 2022, and the consolidated and the company’s financial performance and cash flows for the year then ended.

II.	Basis for Formation of Audit Opinions

We have conducted our audit in accordance with the Auditing Standards for CPAs in China. In the “Responsibilities of CPAs for Auditing Financial Statements” of this report, our responsibilities under these standards are further elaborated. In accordance with China Certified Public Accountant Auditing Standards, we are independent of the Yonghui Superstores Co., Ltd. and have performed other duties about occupational ethics. We believe that the audit evidence we obtained is sufficient and appropriate, which provides a reasonable basis for our audit opinions.

III.	Key Audit Matters

Key matters are the matters that we believe are the most significant to the audit of the financial statements for the current period based on our professional judgment. These matters were addressed in the context of the audit of the financial statements as a whole and the formation of our audit opinions, and we do not give separate opinions on these matters. We have described in how we addressed each of the following matters in the audit, as a background to this description.

We have fulfilled our responsibilities as described in the section “CPAs’ responsibilities for the audit of financial statements” of this report, including those responsibilities related to the key audit matters. Accordingly, our audit work includes performing audit procedures designed to respond to the assessed risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the following key audit matters, provide a basis for our audit opinion on the financial statements as a whole.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:

Recognition of supplier income

Yonghui Superstores Co., Ltd. reported RMB5,962,692 thousand of other operating revenue for the year 2022, mainly obtained from suppliers. Yonghui Superstores Co., Ltd. recognizes income from suppliers based on the contractual or supplementary agreement amounts when providing the corresponding services and obtaining the right to collect payments. These arrangements vary in nature and scale, including storage service fees charged to suppliers, display- related service fees, and various service-related fees associated with assisting suppliers in conducting marketing activities.

Due to the significant contribution of supplier income to Yonghui Superstores Co., Ltd.’s profits and the increasing frequency and complexity of transactions with suppliers, there is inherent risk of inaccurate recognition of income or improper allocation to accounting periods. Therefore, we have determined the recognition of supplier income as a key audit matter.

Relevant information is disclosed in the audit report of Note III, 23 “Revenue from contracts with customers”, Note III, 31 “Significant accounting judgments and estimates”, and Note V, 44 “Operating revenue and costs” of the financial statements.

How the matter was addressed in our audit:

Our audit procedures include:

(1)	Understanding the accounting policies and key internal controlling measures adopted by the Management for supplier revenue recognition, and testing and evaluating the effectiveness of the related internal control design and operation;

(2)	Testing the general controls and key application controls of the information system with the assistance of internal IT experts, including evaluating whether the IT system operates as designed, and the integrity and authenticity of data transfer between IT systems;

(3)	Examining the terms and conditions stipulated in the various types of standard contract agreements signed with suppliers to assess the appropriateness of the accounting treatment for the recognition of supplier income;

(4)	Selecting samples to perform detailed testing of various types of supplier income recognized by the Company, including verifying the supporting documents such as supplier contracts, invoices, supplier statements, and financial vouchers for the recognition of supplier income;

(5)	Performing the external confirmation procedure, comparing the results with the amounts recorded in the Company’s books, and performing alternative procedures for suppliers giving no response.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:

Provision for impairment loss on long-term equity investments

As of December 31, 2022, Yonghui Superstores Co., Ltd. had a carrying amount of RMB3,639,581 thousand for long-term equity investments, with an impairment provision of RMB533,759 thousand. This provision is made for long-term equity investments where the recoverable amount is lower than their carrying amount.

Due to the significance of long-term equity investments to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on long-term equity investments. Therefore, we have identified the provision for impairment loss on long-term equity investments made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in the audit report of Note III, 9 “Long-term equity investments”, Note III, 17 “Impairment of assets”, Note III, 31 “Significant accounting judgments and estimates”, and Note V, 12 “Long-term equity investments” of the financial statements.

How the matter was addressed in our audit:

Our audit procedures include:

(1)	Understanding and assessing the design and effectiveness of internal controls related to the impairment testing of long-term equity investments;

(2)	Conducting interviews with the Management of Yonghui Superstores Co., Ltd. to understand their investment intentions, the implementation of strategic cooperation, and the expectations of the cooperation, and viewing documents such as board resolutions related to the investment;

(3)	Discussing with management the basis for assessing indicators of impairment of long- term equity investments, obtaining financial statements of the investee companies, analyzing their financial information, and evaluating the reasonableness of management’s judgments regarding indicators of impairment of long-term equity investments;

(4)	Evaluating the independence, professional competence, and objectivity of external valuation experts hired by management, communicating with management, external valuation experts and internal valuation experts to assess key valuation parameters, with the assistance of internal valuation experts, evaluating the reasonableness of the methods, assumptions, and estimates used in the discounting of projected future cash flows of the assets based on the requirements of the CASBE;

(5)	Evaluating the disclosure of impairment provisions for long-term equity investments in the financial statements to determine compliance with the requirements of the CASBE.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:

Provision for impairment loss on store asset groups

The store asset groups primarily include long-term assets, such as fixed assets, long-term prepaid expenses, and right-of-use assets. As of December 31, 2022, the carrying amount of these assets has totaled RMB23,113,731 thousand, with impairment provision totaled RMB873,101 thousand. This provision is made for store asset groups where the recoverable amount is lower than their carrying amount.

Due to the significance of store asset groups to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on store asset groups, therefore, we have identified the provision for impairment loss on store asset groups made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in the audit report of Note III, 11 “Fixed assets”, Note III, 15 “Right-of-use assets”, Note III, 17 “Impairment of assets”, Note III, 18 (“Long-term prepaid expenses”), Note III, 31 (“Significant accounting judgments and estimates”, Note V, 15 “Fixed assets”, Note V, 18 “Right-of-use assets”, and Note V, 22 “Long-term prepaid expenses” of the financial statements.

How the matter was addressed in our audit:

Our audit procedures include:

(1)	Understanding and assessing the design and effectiveness of internal controls related to impairment testing of store assets;

(2)	Discussing with management the basis for judging the indicators of impairment of the store asset groups and evaluate whether management’s judgment on the indicators of impairment of the store asset groups is reasonable;

(3)	Communicating with management and internal valuation experts to evaluate key parameters of valuation; with assistance from internal valuation experts, assessing the appropriateness of the methods, assumptions, and estimates used to discount the projected future cash flows of asset groups based on the requirements of the CASBE;

(4)	Evaluating whether the disclosures related to impairment of store asset groups in the financial statements comply with the requirements of the CASBE.

IV.	Other Information

The Management of Yonghui Superstores Co., Ltd. is responsible for other information. Other information includes information covered in the annual report, but not financial statements and our audit reports.

Our audit opinions on the financial statements exclude other information and we do not publish any form of verification conclusions on other information.

In combination with our audit of financial statements, it is our responsibility to read other information, and in this process, consider whether other information to the financial statements or the situation we learned in the process of auditing is materially inconsistent or seems to have material misstatement.

Based on the work we have done, we should report the fact if we are certain that other information is materially misreported. In this respect, we have nothing to report.

V.	Responsibilities of the Management and the Governance for Financial Statements

The Management is responsible for preparing financial statements in accordance with the CASBE and fairly presenting the financial statements, as well as designing, implementing, and maintaining a system of internal control necessary to make sure the financial statements are free from material misstatement, whether due to fraud or error.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

During the preparation of the financial statements, the management is responsible for assessing the ability of Yonghui Superstores Co., Ltd. to continue as a going concern, disclosing any relevant matters related to going concern (if applicable), and applying the going concern assumption, unless it intends to liquidate, cease operations, or has no other realistic option.

The governance level is responsible for overseeing the financial reporting process of Yonghui Superstores Co., Ltd.

VI.	Responsibilities of CPAs for Auditing Financial Statements

Our objective is to obtain reasonable assurance for that the financial statements are free of material misstatements due to fraud or errors and to issue an audit report containing audit opinions. Reasonable assurance is a high-level assurance, but it does not guarantee that audits conducted according to audit standards will always identify a material misstatement that exists. A misstatement may be caused by fraud or errors and it is usually considered “material” when it is reasonably expected that the misstatement would, either individually or aggregately, affect the user’s economic decisions based on the financial statements.

In the process of auditing according to the auditing standards, we have applied our professional judgment and maintained professional skepticism. Meanwhile, we have also carried out the following work:

(1)	Identifying and assessing risks of material misstatement of financial statements due to fraud or errors; designing and implementing audit procedures to address these risks; obtaining adequate and appropriate audit evidence as a basis for issuing audit opinions. As fraud may involve collusion, forgery, willful omission, false statements, or overriding internal control, the risk of failing to identify material misstatements due to fraud is higher than that due to errors.

(2)	Understanding the internal control relevant to the audit in order to design audit procedures that are appropriate.

(3)	Evaluating the appropriateness of accounting policies adopted by the Management and the reasonableness of accounting estimates and related disclosures.

(4)	Reaching a conclusion on the appropriateness of the Management’s use of continuing operation assumption. Meanwhile, based on the audit evidence obtained, a conclusion may be obtained on whether there may be major uncertainties in matters or circumstances leading to major doubts about the continuing operation ability of the Yonghui Superstores Co., Ltd. If we conclude a significant uncertainty, we shall, as required by the auditing standards, draw the attention of users of the financial statements to the relevant disclosures in the audit report; if the disclosure is insufficient, we shall give a modified opinion. Our conclusions are based on information available as of the audit report date. However, future matters or conditions may lead to an inability of Yonghui Superstores Co., Ltd. to continue as a going concern.

(5)	Evaluating the overall presentation, structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

(6)	Obtaining sufficient and appropriate audit evidence regarding the financial information of entities or business activities within Yonghui Superstores Co., Ltd. in order to express an audit opinion on the financial statements. We are responsible for guiding, supervising, and executing the Group’s audit, and bearing all liabilities for our audit opinions.

We communicated with the Governance on planned audit coverage, scheduling, and major audit findings, including the internal control defects deserving attention which were identified in the audit.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

We also provided a statement to the Governance on compliance with ethical requirements related to independence and discussed with them all relationships and other matters that may reasonably be considered to affect our independence, as well as associated preventive actions (where applicable).

From the matters that we communicated with the Governance, we decided which were the most important to the audit of the current financial statements and therefore constituted key audit matters. We shall describe these matters in the audit report, unless the public disclosure of these matters is prohibited by laws and regulations, or in rare cases, if reasonably expected, the negative consequences of communicating a matter in an audit report outweigh the benefits in the public interest, we shall determine that the matter should not be communicated in the audit report.

AYHM (2023) SZi No. 60922355_B01

Yonghui Superstores Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

II. Financial Statements

Consolidated Balance Sheet

December 31, 2022

Prepared by: Yonghui Superstores Co., Ltd.

Unit: Yuan Currency: RMB

		December 31,	December 31,
Items	Notes	2022	2021
Current assets:
Monetary funds		7,615,940,712.22	9,163,127,740.22
Loans and advances (short-term)		818,071,041.50	568,806,255.36
Trading financial assets		890,826,719.10	1,560,917,920.71
Notes receivable
Factoring receivable		639,126,680.56	1,411,455,365.03
Account receivable		530,610,931.13	477,000,229.84
Receivables financing
Advance payments		1,389,235,355.79	1,972,320,710.23
Other receivables		649,676,328.75	742,369,328.43
Including: interests receivable		770,879.94	201,536.05
Dividends receivable
Inventories		10,466,589,497.14	10,791,491,206.86
Assets held for sale
Non-current assets due within one year		43,534,741.35	41,563,339.26
Other current assets		1,493,846,008.90	1,985,431,196.03
Total current assets		24,537,458,016.44	28,714,483,291.97
Non-current assets:
Loans and advances		76,991,144.35	245,810,924.79
Debt investment
Other creditor investments
Long-term receivables		264,650,510.99	73,044,056.84
Long-term equity investment		3,639,581,470.56	4,773,553,407.12
Investment in other equity instruments
Other non-current financial assets		3,918,000,000.00	4,100,000,000.00
Investment properties		311,134,379.64	321,941,383.78
Fixed assets		4,114,413,404.13	4,646,074,375.37
Construction in progress		383,281,366.61	410,335,149.87
Productive biological assets		12,727,696.62	11,627,554.75
Right-of-use assets		19,417,724,491.81	21,967,161,359.54
Intangible assets		1,313,822,703.50	1,525,435,308.65
Development expenses		10,899,846.17
Goodwill		3,661,378.25	3,661,378.25
Long-term deferred expenses		2,900,454,980.29	3,482,489,035.42
Deferred tax asset		1,238,414,692.18	1,036,025,168.71
Other non-current assets
Total non-current assets		37,605,758,065.10	42,597,159,103.09
Total assets		62,143,216,081.54	71,311,642,395.06

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		December 31,	December 31,
Items	Notes	2022	2021
Current liabilities:
Short-term loans		6,528,480,368.69	10,947,557,472.21
Trading financial liabilities
Notes payable			33,000,000.00
Accounts payable		12,155,435,663.28	12,518,578,825.59
Accounts collected in advance		196,630,132.94	199,815,968.65
Contract liabilities		4,826,600,547.79	4,303,074,375.86
Payroll payable		758,314,886.20	665,285,751.18
Taxes payable		229,606,730.28	202,850,017.46
Other payables		1,899,603,590.71	2,761,266,270.83
Including: interests payable
Dividends payable			12,000,000.00
Non-current liabilities due within one year		2,011,863,655.60	2,069,851,210.42
Other current liabilities		460,794,502.35	390,433,950.39
Total current liabilities		29,067,330,077.84	34,091,713,842.59
Non-current liabilities:
Long-term borrowings		2,070,085,001.67	1,021,069,722.22
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		23,110,834,161.62	24,826,561,091.82
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		7,383,565.56	3,628,259.35
Deferred income		104,500,259.85	118,370,289.79
Deferred tax liabilities		126,183,109.37	172,894,859.29
Other non-current liabilities
Total non-current liabilities		25,418,986,098.07	26,142,524,222.47
Total liabilities		54,486,316,175.91	60,234,238,065.06
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,292,122,541.86	4,276,144,811.80
Less: Treasury shares		263,483,654.25
Other comprehensive income		440,260.72	1,494,334.19
Special reserves
Surplus reserves		1,113,275,260.54	1,103,806,707.15
General risk reserves
Undistributed profits		-6,751,820,069.61	-3,797,684,715.49
Total Equity (or shareholders’ equity) attributable to parent company		7,465,571,332.26	10,658,798,130.65
Minority interests		191,328,573.37	418,606,199.35
Total equity (or shareholders’ equity)		7,656,899,905.63	11,077,404,330.00
Total liabilities and owners’ (or shareholders’) equity		62,143,216,081.54	71,311,642,395.06

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Balance Sheet of the Parent Company

December 31, 2022

Prepared by: Yonghui Superstores Co., Ltd.

Unit: Yuan Currency: RMB

		December 31,	December 31,
Items	Notes	2022	2021
Current assets:
Monetary funds		3,783,211,358.85	3,842,006,361.29
Trading financial assets		253,755,385.82	543,039,966.58
Derivative financial assets
Notes receivable
Account receivable		72,737,987.04	36,908,913.98
Receivables financing
Advance payments		64,776,716.71	107,686,813.66
Other receivables		11,153,838,335.49	43,481,029,538.77
Including: interests receivable
Dividends receivable			18,000,000.00
Inventories		368,298,463.42	381,558,282.19
Contract assets
Assets held for sale
Non-current assets due within one year		6,357,530.82	7,503,976.35
Other current assets		69,830,506.40	123,273,153.05
Total current assets		15,772,806,284.55	48,523,007,005.87
Non-current assets:
Debt investment
Other creditor investments
Long-term receivables		1,531,345.04	7,345,349.21
Long-term equity investment		11,738,586,682.57	12,122,911,290.72
Investment in other equity instruments
Other non-current financial assets		3,918,000,000.00	4,100,000,000.00
Investment properties
Fixed assets		346,607,781.14	446,381,583.68
Construction in progress		3,998,093.26	13,427,506.63
Productive biological assets
Oil and gas assets
Right-of-use assets		567,549,059.54	617,260,980.28
Intangible assets		206,431,930.89	249,134,183.06
Development expenses
Goodwill
Long-term deferred expenses		72,494,628.86	69,977,631.10
Deferred tax asset		126,706,236.37	31,228,402.46
Other non-current assets
Total non-current assets		16,981,905,757.67	17,657,666,927.14
Total assets		32,754,712,042.22	66,180,673,933.01
Current liabilities:
Short-term loans		1,828,480,368.69	7,645,637,472.21
Trading financial liabilities
Derivative financial liabilities
Notes payable		3,500,000,000.00	1,833,000,000.00
Accounts payable		371,341,837.03	943,391,714.96
Accounts collected in advance		108,195,847.09	12,301,803.89
Contract liabilities		439,087,861.62	722,349,016.49
Payroll payable		60,595,465.25	36,188,048.25
Taxes payable		12,100,931.30	10,523,947.10
Other payables		6,757,386,210.90	36,043,303,593.22

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		December 31,	December 31,
Items	Notes	2022	2021
Including: interests payable
Dividends payable
Liabilities held for sale
Non-current liabilities due within one year		261,631,905.17	109,141,831.96
Other current liabilities		40,849,231.73	65,707,109.62
Total current liabilities		13,379,669,658.78	47,421,544,537.70
Non-current liabilities:
Long-term borrowings		2,070,085,001.67	1,021,069,722.22
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		559,114,586.21	654,634,402.00
Long-term accounts payable
Long-term payroll payable
Estimated liabilities
Deferred income		3,733,333.44	5,333,333.40
Deferred tax liabilities
Other non-current liabilities
Total non-current liabilities		2,632,932,921.32	1,681,037,457.62
Total liabilities		16,012,602,580.10	49,102,581,995.32
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,150,421,623.94	4,135,238,517.71
Less: Treasury shares		263,483,654.25
Other comprehensive income		785,921.18	1,652,642.73
Special reserves
Surplus reserves		1,113,275,260.54	1,103,806,707.15
Undistributed profits		2,666,073,317.71	2,762,357,077.10
Total equity (or shareholders’ equity)		16,742,109,462.12	17,078,091,937.69
Total liabilities and owners’ (or shareholders’) equity		32,754,712,042.22	66,180,673,933.01

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Income Statement

January – December 2022

Unit: Yuan Currency: RMB

Items	Notes	Year 2022	Year 2021
I. Total operating income		90,090,819,396.14	91,061,894,312.13
Including: operating income		90,090,819,396.14	91,061,894,312.13
II.Total operating cost		92,481,130,331.71	95,004,917,681.58
Including: operating cost		72,360,590,128.08	74,027,212,258.30
Taxes and surcharges		204,290,684.25	212,940,218.11
Selling expenses		15,849,737,690.89	16,629,508,068.60
Administrative expenses		2,046,416,100.93	2,155,455,991.88
Research and development expenses		481,898,435.04	428,107,468.21
Financial expenses		1,538,197,292.52	1,551,693,676.48
Including: interest expenses		1,556,082,561.75	1,677,039,950.99
Interest income		201,725,230.95	292,633,975.09
Plus: other income		211,947,320.51	183,457,683.83
Investment income
(loss is indicated by “-”)		-105,277,829.92	192,012,753.98
Including: share of profits of joint ventures and cooperative enterprise		-49,507,225.29	-49,185,860.49
Income from fair value variation
(loss is indicated by “-”)		-594,680,167.44	-378,526,760.32
Credit impairment losses
(loss is indicated by “-”)		-119,960,638.17	-157,429,853.92
Assets impairment losses
(loss is indicated by “-”)		-635,207,660.63	-777,436,356.28
Gains from disposal of assets
(loss is indicated by “-”)		335,708,161.50	53,364,075.49
III. Operating profits
(loss is indicated by “-”)		-3,297,781,749.72	-4,827,581,826.67
Plus: non-operating income		332,093,309.52	343,946,144.11
Less: Non-operating expenses		252,787,354.20	238,437,045.90
IV. Total profit
(total loss is indicated by “-”)		-3,218,475,794.40	-4,722,072,728.46
Less: income tax expense		-218,800,851.85	-227,494,019.44
V. Net profit (net loss is indicated by “-”)		-2,999,674,942.55	-4,494,578,709.02
(I) Classified by business continuity
1. Net profit from continuous operation (net loss is indicated by “-”)		-2,999,674,942.55	-4,494,578,709.02
2. Net profit from discontinued operations (net loss is indicated by “-”)
(II) Classified by ownership
1. Net profit attributable to the owners of the Parent Company
(net loss is indicated by “-”)		-2,763,166,060.87	-3,943,871,849.80
2. Minority interest income
(net loss is indicated by “-”)		-236,508,881.68	-550,706,859.22

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2022	Year 2021
VI. After-tax Net Amount of Other Comprehensive Income		-1,054,073.47	2,078,468.25
(I) Net amount of other comprehensive income after tax attributable to the owners of the parent company		-1,054,073.47	2,078,468.25
1. Other comprehensive income not allowed to be re-classified into profit and loss
(1) Changes caused by re-measurement and re-definition of benefit plan
(2) Other comprehensive income that cannot be converted into profits or losses under the equity method
(3) Fair value changes of other equity instrument investment
(4) Fair value changes of enterprise own credit risk
2. Other comprehensive income to be re-classified into profit and loss		-1,054,073.47	2,078,468.25
(1) Other comprehensive income that can be converted into losses and profits under the equity method		-866,721.55	2,448,830.39
(2) Fair value changes of other creditor investments
(3) Amount of financial assets re-classified and included in other comprehensive income
(4) Provision for credit depreciation of other creditor investments
(5) Cash flow hedging reserves
(6) Balance arising from the translation of foreign currency financial statements		-187,351.92	-370,362.14
(7) Others
(II) Net amount after tax of other comprehensive income attributable to minority shareholders
VII. Total comprehensive income		-3,000,729,016.02	-4,492,500,240.77
(I) Total comprehensive income attributable to the owners of the Parent Company		-2,764,220,134.34	-3,941,793,381.55
(II) Total comprehensive income attributable to minority shareholders		-236,508,881.68	-550,706,859.22
VIII. Earnings per share:
(I) Basic EPS (RMB/share)		-0.30	-0.43
(II) Diluted EPS (RMB/share)		-0.30	-0.43

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Income Statement of the Parent Company

January – December 2022

Unit: Yuan Currency: RMB

Items	Notes	Year 2022	Year 2021
I. Operation Revenue		8,210,925,003.98	7,941,631,838.96
Less: operating cost		6,980,139,553.15	6,842,205,689.85
Taxes and surcharges		17,334,970.29	16,978,178.50
Selling expenses		747,841,716.78	828,235,306.14
Administrative expenses		330,019,925.77	351,831,395.07
Research and development expenses		66,849,711.16	52,851,538.02
Financial expenses		156,371,051.26	144,191,955.91
Including: interest expenses		264,418,567.28	391,875,730.93
Interest income		129,443,760.54	266,765,444.08
Plus: other income		2,929,253.13	5,957,911.59
Investment income
(loss is indicated by “-”)		328,499,691.96	1,017,139,509.70
Including: share of profits of joint ventures and cooperative enterprise		4,843,630.72	-23,048,225.04
Income from fair value variation
(loss is indicated by “-”)		-50,678,149.10	131,041,846.16
Credit impairment losses
(loss is indicated by “-”)		-16,735,268.70	-1,987,493.44
Assets impairment losses
(loss is indicated by “-”)		-203,165,895.73	-53,532,530.48
Gains from disposal of assets
(loss is indicated by “-”)		14,600,352.14	1,379,773.07
II. Operating profit
(loss is indicated by “-”)		-12,181,940.73	805,336,792.07
Plus: non-operating income		15,205,506.64	22,866,752.75
Less: Non-operating expenses		3,815,865.97	13,230,952.86
III. Total profit
(total loss is indicated by “-”)		-792,300.06	814,972,591.96
Less: income tax expense		-95,477,833.92	-13,448,925.09
IV. Net profit (net loss is indicated by “-”)		94,685,533.86	828,421,517.05
(I) Net profit from continuous operation (net loss is indicated by “-”)		94,685,533.86	828,421,517.05
(II) Net profit from discontinued operation (net loss is indicated by “-”)
V. After-tax net amount of other comprehensive income		-866,721.55	2,448,830.39
(I) Other comprehensive income that will not be reclassified to profit or loss
1. Changes caused by re-measurement of defined benefit plan
2. Other comprehensive income using the equity method that will not be reclassified to profit or loss
3. Changes in fair value of other equity instrument investments
4. Changes in fair value of enterprise’s own credit risk
(II) Other comprehensive income to be reclassified to profit or loss		-866,721.55	2,448,830.39
1. Other comprehensive income that can be reclassified to profit or loss in equity method		-866,721.55	2,448,830.39

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2022	Year 2021
2. Changes in fair value of other creditor investments
3. Amount of financial assets re- classified and included in other comprehensive income
4. Provision for credit impairment of other creditor investments
5. Cash flow hedging reserve
6. Balance arising from the translation of foreign currency financial statements
7. Others
VI. Total comprehensive income		93,818,812.31	830,870,347.44
VII. Earnings per share (EPS):
(I) Basic EPS (RMB/share)
(II) Diluted EPS (RMB/share)

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Cash Flow Statement

January – December 2022

Unit: Yuan Currency: RMB

Items	Notes	Year 2022	Year 2021
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		98,815,495,414.75	100,284,205,560.45
Tax refunds received		264,494,708.10
Other cash received relating to operating activities		1,386,207,956.81	3,020,586,574.65
Subtotal of cash inflows from operating activities		100,466,198,079.66	103,304,792,135.10
Cash paid for purchasing goods and receiving services		78,820,511,875.02	80,837,588,736.76
Cash paid to and on behalf of employees		8,529,341,409.46	8,702,715,416.83
Cash paid for taxes		928,646,566.02	1,037,017,460.13
Other cash paid relating to operating activities		6,323,617,891.94	6,900,549,592.13
Subtotal of cash outflows from operating activities		94,602,117,742.44	97,477,871,205.85
Net cash flow from operating activities		5,864,080,337.22	5,826,920,929.25
II. Cash flow from investment activities:
Cash received from disposal of investments		1,218,210,833.38	681,186,560.54
Cash received from investment income		29,998,400.00	57,672,406.30
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		9,776,709.58	6,648,320.55
Net cash received from the disposal of subsidiaries and other business entities		221,073.29
Other cash received relating to investment activities		2,308,062,035.71	2,475,657,999.00
Subtotal of cash inflows from investment activities		3,566,269,051.96	3,221,165,286.39
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		1,203,678,434.13	2,010,217,133.88
Cash paid for investment			159,799,999.46
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities		2,450,000,000.00	1,966,236,083.15
Subtotal of cash outflows from investment activities		3,653,678,434.13	4,136,253,216.49
Net cash flow from investment activities		-87,409,382.17	-915,087,930.10
III. Cash flow from financing activities:
Cash received from investors			50,450,000.00
Including: cash received by subsidiaries from absorbing minority shareholder’s investment			50,450,000.00
Cash received from borrowings		10,920,000,000.00	15,520,000,000.00
Other cash received relating to financing activities		54,280,019.15	39,947,401.43
Subtotal of cash inflows from financing activities		10,974,280,019.15	15,610,397,401.43
Cash paid for debt repayment		14,161,100,000.00	17,430,840,273.76

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2022	Year 2021
Cash paid for distribution of dividends and profits, or cash payment for interests		482,219,907.57	555,415,007.07
Including: dividend and profit paid by subsidiaries to minority shareholders			12,000,000.00
Other cash paid relating to financing activities		3,312,974,983.35	4,480,050,083.91
Subtotal of cash outflows from financing activities		17,956,294,890.92	22,466,305,364.74
Net cash flow from financing activities		-6,982,014,871.77	-6,855,907,963.31
IV. Effect of exchange rate changes on cash and cash equivalents		4,690,719.29	-242,700.09
V. Net increase in cash and cash equivalents		-1,200,653,197.43	-1,944,317,664.25
Plus: opening balance of cash and cash equivalents		8,643,661,498.06	10,587,979,162.31
VI. Closing balance of cash and cash equivalents		7,443,008,300.63	8,643,661,498.06

Person in charge of the Company: Zhang Xuansong
Person in charge of accounting work: Huang Mingyue
Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Cash Flow Statement of the Parent Company

January – December 2022

Unit: Yuan Currency: RMB

Items	Notes	Year 2022	Year 2021
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		8,565,804,570.16	9,112,576,497.00
Tax refunds received
Other cash received relating to operating activities		184,492,850.93	325,497,331.89
Subtotal of cash inflows from operating activities		8,750,297,421.09	9,438,073,828.89
Cash paid for purchasing goods and receiving services		6,197,364,913.69	6,571,173,336.26
Cash paid to and on behalf of employees		502,720,974.99	519,263,297.75
Cash paid for taxes		26,833,236.99	17,866,877.16
Other cash paid relating to operating activities		404,435,523.44	423,944,760.19
Subtotal of cash outflows from operating activities		7,131,354,649.11	7,532,248,271.36
Net cash flow from operating activities		1,618,942,771.98	1,905,825,557.53
II. Cash flow from investment activities:
Cash received from disposal of investments		226,982,308.50	392,237,024.23
Cash received from investment income		398,798,400.00	1,025,737,568.50
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		317,597.90	431,393.19
Net cash received from the disposal of subsidiaries and other business entities
Other cash received relating to investment activities		3,722,784,778.98	685,906,973.39
Subtotal of cash inflows from investment activities		4,348,883,085.38	2,104,312,959.31
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		114,047,582.10	194,711,725.94
Cash paid for investment		52,980,000.00	1,041,000,000.00
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities			696,580,376.07
Subtotal of cash outflows from investment activities		167,027,582.10	1,932,292,102.01
Net cash flow from investment activities		4,181,855,503.28	172,020,857.30
III. Cash flow from financing activities:
Cash received from investors
Cash received from borrowings		6,220,000,000.00	10,020,000,000.00
Other cash received relating to financing activities		6,908,362.50	6,866,258.70
Subtotal of cash inflows from financing activities		6,226,908,362.50	10,026,866,258.70
Cash paid for debt repayment		10,861,100,000.00	12,150,000,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		440,113,532.33	521,141,531.76

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2022	Year 2021
Other cash paid relating to financing activities		419,071,524.12	1,546,620,002.23
Subtotal of cash outflows from financing activities		11,720,285,056.45	14,217,761,533.99
Net cash flow from financing activities		-5,493,376,693.95	-4,190,895,275.29
IV. Effect of exchange rate changes on cash and cash equivalents
V. Net increase in cash and cash equivalents		307,421,581.31	-2,113,048,860.46
Plus: opening balance of cash and cash equivalents		3,418,737,810.88	5,531,786,671.34
VI. Closing balance of cash and cash equivalents		3,726,159,392.19	3,418,737,810.88

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Statement of Changes in Equity

January – December 2022

Unit: Yuan Currency: RMB

	Year 2022
	Paid-in					Equity attributable to parent company
	capital	Other equity instruments				Less:	Other			General
	(or capital	Preferred	Perpetual		Capital	Treasury	comprehensive	Special	Surplus	risk	Undistributed			Minority	Total
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	reserves	profits	Others	Subtotal	interests	equity
I. Closing balance of last year	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00
Plus: Changes in accounting policies
Correction of previous errors
Business combination under same control
Others
II. Opening balance of current year	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00
III. Increase and decrease of current period (decrease is indicated by "-")					15,977,730.06	263,483,654.25	-1,054,073.47		9,468,553.39		-2,954,135,354.12		-3,193,226,798.39	-227,277,625.98	-3,420,504,424.37
(I) Total Comprehensive Income							-1,054,073.47				-2,763,166,060.87		-2,764,220,134.34	-236,508,881.68	-3,000,729,016.02
(II) Capital paid in and reduced by owners					15,977,730.06	263,483,654.25							-247,505,924.19	9,231,255.70	-238,274,668.49
1. Ordinary share paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity
4. Others					15,977,730.06	263,483,654.25							-247,505,924.19	9,231,255.70	-238,274,668.49
(III) Profit distribution									9,468,553.39		-190,969,293.25		-181,500,739.86		-181,500,739.86
1. Appropriation to surplus reserve									9,468,553.39		-9,468,553.39
2. Appropriation to general risk reserves
3. Distribution to owners (or shareholders)											-181,500,739.86		-181,500,739.86		-181,500,739.86
4. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2021
	Paid-in					Equity attributable to parent company
	capital	Other equity instruments				Less:	Other			General
	(or capital	Preferred	Perpetual		Capital	Treasury	comprehensive	Special	Surplus	risk	Undistributed			Minority	Total
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	reserves	profits	Others	Subtotal	interests	equity
I. Closing balance of last year	9,516,285,608.00				6,926,920,343.78	2,009,067,652.38	-584,134.06		1,030,866,477.21		3,886,681,562.18		19,351,102,204.73	1,042,097,792.60	20,393,199,997.33
Plus: Changes in accounting policies									-9,901,921.77		-3,484,049,730.53		-3,493,951,652.30	-111,234,734.03	-3,605,186,386.33
Correction of previous errors
Business combination under same control
Others
II. Opening balance of current year	9,516,285,608.00				6,926,920,343.78	2,009,067,652.38	-584,134.06		1,020,964,555.44		402,631,831.65		15,857,150,552.43	930,863,058.57	16,788,013,611.00
III. Increase and decrease of current period (decrease is indicated by "-")	-441,248,615.00				-2,650,775,531.98	-2,009,067,652.38	2,078,468.25		82,842,151.71		-4,200,316,547.14		-5,198,352,421.78	-512,256,859.22	-5,710,609,281.00
(I) Total Comprehensive Income							2,078,468.25				-3,943,871,849.80		-3,941,793,381.55	-550,706,859.22	-4,492,500,240.77
(II) Capital paid in and reduced by owners	-441,248,615.00				-2,650,775,531.98	-2,009,067,652.38							-1,082,956,494.60	50,450,000.00	-1,032,506,494.60
1. Ordinary shares paid in by owners														50,450,000.00	50,450,000.00
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity					-4,483,811.25								-4,483,811.25		-4,483,811.25
4. Others	-441,248,615.00				-2,646,291,720.73	-2,009,067,652.38							-1,078,472,683.35		-1,078,472,683.35
(III) Profit distribution									82,842,151.71		-256,444,697.34		-173,602,545.63	-12,000,000.00	-185,602,545.63
1. Appropriation to surplus reserve									82,842,151.71		-82,842,151.71
2. Appropriation to general risk reserves
3. Distribution to owners (or shareholders)											-173,602,545.63		-173,602,545.63	-12,000,000.00	-185,602,545.63
4. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Statement of Changes in Equity

January – December 2022

Unit: Yuan Currency: RMB

	Year 2022
	Paid-in capital	Other equity instruments					Other
	(or capital	Preferred	Perpetual		Capital	Less: Treasury	comprehensive	Special	Surplus	Undistributed	Total
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	profits	equity
I. Closing balance of last year	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69
Plus: Changes in accounting policies
Correction of previous errors
Others
II. Opening balance of current year	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69
III. Increase and decrease of current period (decrease is indicated by "-")					15,183,106.23	263,483,654.25	-866,721.55		9,468,553.39	-96,283,759.39	-335,982,475.57
(I) Total Comprehensive Income							-866,721.55			94,685,533.86	93,818,812.31
(II) Capital paid in and reduced by owners					15,183,106.23	263,483,654.25					-248,300,548.02
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity
4. Others					15,183,106.23	263,483,654.25					-248,300,548.02
(III) Profit distribution									9,468,553.39	-190,969,293.25	-181,500,739.86
1. Appropriation to surplus reserve									9,468,553.39	-9,468,553.39
2. Distribution to owners (or shareholders)										-181,500,739.86	-181,500,739.86
3. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2021
	Paid-in capital	Other equity instruments					Other
	(or capital	Preferred	Perpetual		Capital	Less: Treasury	comprehensive	Special	Surplus	Undistributed	Total
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	profits	equity
I. Closing balance of last year	9,516,285,608.00				6,764,350,200.40	2,009,067,652.38	-796,187.66		1,030,866,477.21	2,279,497,553.33	17,581,135,998.90
Plus: Changes in accounting policies									-9,901,921.77	-89,117,295.94	-99,019,217.71
Correction of previous errors
Others
II. Opening balance of current year	9,516,285,608.00				6,764,350,200.40	2,009,067,652.38	-796,187.66		1,020,964,555.44	2,190,380,257.39	17,482,116,781.19
III. Increase and decrease of current period (decrease is indicated by “-”)	-441,248,615.00				-2,629,111,682.69	-2,009,067,652.38	2,448,830.39		82,842,151.71	571,976,819.71	-404,024,843.50
(I) Total Comprehensive Income							2,448,830.39			828,421,517.05	830,870,347.44
(II) Capital paid in and reduced by owners	-441,248,615.00				-2,629,111,682.69	-2,009,067,652.38					-1,061,292,645.31
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity					-4,483,811.25						-4,483,811.25
4. Others	-441,248,615.00				-2,624,627,871.44	-2,009,067,652.38					-1,056,808,834.06
(III) Profit distribution									82,842,151.71	-256,444,697.34	-173,602,545.63
1. Appropriation to surplus reserve									82,842,151.71	-82,842,151.71
2. Distribution to owners (or shareholders)										-173,602,545.63	-173,602,545.63
3. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Huang Mingyue

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

III.    Company Profile

1.     Company Overview

√	Applicable	☐	Not applicable

Yonghui Superstores Co., Ltd. (“the Company”), established on August 13, 2009, is a limited liability company registered in Fujian Province, People’s Republic of China, with a long-term operating period. The Company’s issued common shares, denominated in RMB, are listed on the Shanghai Stock Exchange. The Company is headquartered at No. 436 West 2nd Ring Middle Road, Fuzhou City, Fujian Province.

The main business activities of the Company and its subsidiaries (the “Group”) include the sale of fresh products, food supplies, clothing, and related promotional services, logistics distribution, real estate property acquisition, construction and leasing, etc.

The financial statements were reported upon the approval by the resolution of the Board of Directors on April 27, 2023. According to Articles of Association of the Company, the financial statements would be submitted to the shareholders’ meeting for review.

The consolidation scope of the consolidated financial statements is determined based on control. For changes in the current year, please refer to Section VIII, Change of Consolidation Scope and Section IX, Equity in Other Entities.

2.     Scope of Consolidated Financial Statements

√	Applicable	☐	Not applicable

As of December 31, 2022, the Company had owned 129 subsidiary companies, with an decrease of 2 compared to the previous year in the number of entities included in the consolidation scope. The consolidation scope increased by 2 newly established companies and decreased by 3 due to cancellation and 1 due to transfer.

IV.   Preparation Basis for Financial Statements

1.     Basis of preparation

The financial statements were prepared in accordance with the CASBE: Basic Standards promulgated by the Ministry of Finance and the specific accounting standards, application guidelines, explanations and other regulations (collectively referred to as “Accounting Standards for Business Enterprises”) issued and revised thereafter.

2.     Going concern

√	Applicable	☐	Not applicable

The financial statements were listed on a going concern basis.

Except for certain financial instruments, the financial statements were prepared in accordance with the historical cost as the basis for measurement. If the asset decreases in value, the provision for impairment of assets should be made according to relevant regulations.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

V.    Significant Accounting Policy and Estimate

Specific accounting policies and accounting estimates presentation:

√	Applicable	☐	Not applicable

The Group has formulated specific accounting policies and estimates based on its actual production and operational characteristics, mainly reflected in the provision for bad debts of receivables, inventory valuation methods, depreciation of fixed assets, amortization of intangible assets, capitalization criteria for research and development expenses, amortization of long-term prepaid expenses, recognition of deferred tax assets, provision for impairment of long-term assets, and revenue recognition and measurement.

1.     Statement on Compliance with CASBE

The financial statements comply with the requirements of the CASBE, providing a true and complete reflection of the financial position of the Company and the Group as of December 31, 2022, as well as their operating performance and cash flows for the year 2022.

2.     Accounting period

The fiscal year of the Group adopts the Gregorian calendar year, that is, every year from January 1 to December 31.

3.     Operating cycle

√	Applicable	☐	Not applicable

Business cycle of the Group is 12 months.

4.     Recording currency

The recording currency adopted by the Company and its domestic subsidiaries and currency used for preparing the financial statements are RMB. The overseas subsidiary companies of the Company determine their functional currency based on the primary economic environment in which they operate and convert it to RMB when preparing financial statements. Unless otherwise specified, the monetary unit in the financial statements is RMB.

5.     Accounting method for business combination under and not under the same control

√	Applicable	☐	Not applicable

Business combination is divided into business combination under and not under same control.

Business combination under same control

For the business combination under same control, the assets and liabilities that the combing party obtains from the combined party, except from the adjustments made due to difference of accounting policies, shall be measured on the basis of the book value of the combined party in the consolidated financial statement of the final controller on the combination date. The difference between the book value of consideration paid and the book value of net assets acquired in a business combination is adjusted to capital reserves. If the capital reserves are insufficient, it is adjusted against retained earnings.

Business combination under same control that is realized by several transactions

In some financial statements, the book value shares of the net assets of the combined party in the consolidated financial statement of the final controller calculated based on the shareholding ratio on the combination date shall be deemed as the initial investment costs of the investment. For the balance between the initial investment costs, the book value of the investment held before the combination plus the book value of the consideration newly paid before the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

In consolidated financial statements, for the assets and liabilities of the acquiree obtained by the acquirer in the acquisition, in addition to the adjustment made due to difference of accounting policy, they shall be measured at the book value on the acquisition date in the consolidated financial statement of the final controller. For the balance between the sum of the book value of the investment held before the combination and the book value of the consideration newly paid on the combination date and the book value of net assets obtained in the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted. For the long-term equity investment held by the combining party before it obtained the control over the combined party, changes in relevant profits and losses, other comprehensive incomes and other owner’s equities recognized from the later one of the date when the original equity is obtained and the date when the combining party and the combined party are under the final control of the same party to the combination date shall respectively be used to offset the retained income at the beginning period of the comparative statement or profits and losses of current period.

Business combination not under the same control

Business combination not under the same control is a business combination in which the combining enterprises are not ultimately controlled by the same party or the same parties both before and after the business combination. In a business combination not under the same control, the party which obtains the control on other combining enterprise(s) on the acquisition date is the acquirer, and other combining enterprise(s) is(are) the acquiree. Acquisition date refers to the date on which the acquirer actually obtains the control on the acquiree.

Under the non-common control condition, acquiree’s identifiable assets, liability and contingent liabilities acquired from the business combination shall be measured at fair value on the acquisition date.

If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is greater than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference is recognized as goodwill and subsequently measured at cost less accumulated impairment losses. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the identifiable assets, liabilities, the fair value of and contingent liabilities, the fair value of merger consideration paid (or the fair value of equity securities issued), and the fair value of equity held by the acquiree before the acquisition date shall be rechecked at first. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is still less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference shall be included in the current profits and losses.

In cases of step-by-step acquisition of businesses under common control, for long-term equity investments held by the acquiring party before the acquisition date, they are remeasured at fair value on the acquisition date. The difference between fair value and the book value is recognized in the current period’s income statement. For the other comprehensive income of the acquired party’s long-term equity investments held before the acquisition date accounted for under the equity method, the accounting treatment is based on the same basis as the direct disposal of the relevant assets or liabilities of the invested entity. Other changes in equity, other than net income, other comprehensive income, and profit distribution, are treated as income in the period to which the acquisition date belongs.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.     Preparation method of consolidated financial statements

√	Applicable	☐	Not applicable

The combination scope of the consolidated financial statements is determined on the basis of control, including the financial statements Company and all of its subsidiaries. Subsidiaries refer to the entities controlled by the Company (including the detachable parts of the Company and the invested companies, the structured entities controlled by the Company, and so on).

When preparing consolidated financial statements, subsidiary companies adopt the same accounting year and accounting policies as the Company. Assets, liabilities, equity, income, expenses and cash flows generated by all transactions between subsidiaries of the Group are fully offset at the time of the merger.

Where the loss shared by minority shareholders in a subsidiary exceeds the share enjoyed by minority shareholders in the subsidiary’s shareholder’s equity at the beginning of the period, the balance shall be written down with the minority shareholders’ equity.

For subsidiaries acquired through business combination not under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement from the date when the Group acquires the control right to the date when it terminates the control right. In the process of preparing consolidated financial statements, the financial statements of the subsidiary company shall be adjusted on the basis of the fair values of the identifiable assets, liabilities and contingent liabilities determined on the acquisition date.

For subsidiaries acquired through business combination under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement at the beginning of combination. During the preparation of consolidated financial statement, relevant items of financial statement of last year shall be adjusted and they will be regarded as reporting entities for consolidated statement and always exist since the control of final controller.

Where changes in relevant facts and circumstances result in changes to one or more of the control elements, the Group will reassess whether or not to control the investee.

In the circumstance of not losing the control, changes in minority shareholders’ equity are taken as an equity transaction.

7.	Accounting method for joint venture arrangement and joint operation

√	Applicable	☐	Not applicable

Joint arrangement refers to the arrangement jointly controlled by two or more participants. The Group’s joint arrangements are classified as Cooperative Enterprises.

Joint venture refers to the Group only enjoying the right of joint venturing arrangement over the net assets.

The Group shall carry out accounting treatment for the investment of joint ventures in accordance with the provisions on the equity method of accounting for long-term equity investment.

8.     Determination of cash and cash equivalents

Cash refers to the Group’s cash on hand and deposits that can be used for payment at any time; cash equivalents refer to the cash held by the Group with short maturity, strong liquidity, and easy conversion to a known amount and the investment of low value changing risks.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

9.	Foreign currency business and the translation of foreign currency financial statement

√	Applicable	☐	Not applicable

The Group shall translate the amount of a foreign currency transaction into its functional currency.

For foreign currency transactions, the foreign currency amount is initially recognized by using the spot exchange rate as of the transaction date to translate it into the functional currency amount. The foreign currency monetary items on the balance sheet date shall be translated at the spot exchange rate on the balance sheet date. The resulting converted difference between the settlement and monetary items shall be treated as profit or loss in the current period, except for the difference arising from the special borrowings of foreign currency relating to the acquisition and construction of assets eligible for capitalization is disposed as per the principle of borrowing costs capitalization. The foreign currency non-monetary items measured at the historical cost shall still be translated at the spot exchange rate on the transaction date, of which the amount of functional currency shall not be changed. Foreign currency non-monetary items measured at fair value shall be translated at the spot exchange rate on the date when the fair value is determined. The resulting difference shall be recognized in the current profit or loss or other comprehensive income based on the nature of the non-monetary items.

For overseas operations, the Group translates the financial statements from their functional currency to RMB: for assets and liabilities in the balance sheet, the spot exchange rate as of the balance sheet date is used, while for equity items other than “undistributed profit”, the exchange rate as of the transaction date is used. For income and expense items in the income statement, the average exchange rate during the period is used for translation (unless the exchange rate fluctuations make it inappropriate, in which case the spot exchange rate as of the transaction date is used). The translation differences in the foreign currency financial statements obtained with the above-mentioned conversion method are recognized as other comprehensive income. In disposing of overseas operations, other comprehensive income related to the overseas operations shall be transferred to the disposal of current profits and losses, the partial disposal shall be calculated based on the disposal proportion.

The foreign currency cash flow and cash flow of overseas subsidiary shall be translated at the spot exchange rate on the date when the cash flow occurs. The influence of exchange rate fluctuation on cash shall be separately presented as an adjustment item in the cash flow statement.

10.	Financial instruments

√	Applicable	☐	Not applicable

Financial instruments refer to the contracts under which the financial assets of an enterprise are formed and the financial liability or right instruments of any other entity are formed.

Recognition and derecognition of financial instruments

A financial asset or financial liability shall be recognized when the Group becomes a party of financial instrument contract.

A financial asset (or part of it, or a portion of a group of similar financial assets) is derecognized when the following conditions are met, that is, it is written off from its account and balance sheet:

(1) The right to receive cash flow of financial assets expires;

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Transferred the right to receive cash flows from financial assets is transferred, or assumed the obligation to pay the full amount of cash flows to third parties in time under the “pass-through agreement”; and (a) substantially transferred the almost all the risks and rewards of financial assets ownership, or (b) abandoned the control over the financial assets, although all the risks and rewards were substantially transferred or retained.

Where the responsibility for a financial liability has been fulfilled, revoked or expired, the financial liability will be derecognized. Where the current financial liability is replaced by another financial liability of the same creditor on virtually different terms, or the terms of the current liability are substantially modified, such replacement or modification shall be disposed for derecognition of the original liability and recognition of new liabilities, and the difference shall be included in the current profit and loss.

Financial asset bought and sold by regular means shall be recognized and derecognized in accordance with accounting at the transaction date. Regular way of buying or selling financial assets refers to the collection or delivery of financial assets within the time limit stipulated by regulations or common practices in accordance with the terms of the contract. The trading day is the date on which the Group promises to buy or sell financial assets.

Classification and measurement of financial assets

At the time of initial recognition, the financial assets of the Group are classified as follows according to the Group’s business model of managing financial assets and contractual cash flow characteristics of financial assets: financial assets measured at fair value with changes included in current profits and losses, financial assets measured at amortized cost.

In initial recognition, financial assets shall be measured at fair value, but the accounts receivable arising from the sale of goods or provision of services exclude significant financing elements or do not take into account the financing elements of less than one year, and the initial measurement shall be carried out according to the transaction price.

For the financial assets measured at fair value with changes included in the current profits and losses, the transaction expenses thereof are directly recorded into the profits and losses of the current period; for other categories of financial assets, the transaction expenses thereof are included into the initially recognized amount.

Subsequent measurement of financial assets depends on their classification:

Financial assets measured at amortized costs

Financial assets that meet the following conditions simultaneously and are classified as financial assets measured at amortized cost: the business mode for managing the financial assets is to collect the contractual cash flows; as stipulated in the contract terms of the financial assets, the cash flow generated on a specific date is only the payment for principal and interest based on the amount of outstanding principal. Actual interest method is adopted for determining interest income of such financial assets, the profits and losses that arise when such financial assets are terminated, amortized or depreciated, shall be recorded into the profits and losses of the current period.

Financial assets measured at fair value with changes included in current profits and losses

The Company classifies the financial assets above other than those measured at amortized cost as financial assets measured at fair value with changes included in current profits and losses. For such financial assets, the fair value is used for subsequent measurement, with all changes in fair value included in the current profits and losses.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Classification and measurement of financial liabilities

The financial liabilities of the Group are initially classified as financial liabilities measured at amortized cost. The transaction costs related to financial liabilities measured at amortized cost are included in their initially recognized amounts.

Subsequent measurement of financial liabilities depends on their classification:

Financial liabilities measured at amortised cost

These financial liabilities are calculated with the actual interest rate method with reference to the amortized cost for subsequent measurement.

Impairment of financial instruments

The group recognizes impairment losses and establishes provisions for expected credit losses on financial assets measured at amortized cost and lease receivables.

For accounts receivable without significant financing components, the Group measures the loss provision based on the expected credit loss amount within the whole duration by using the simplified measurement method.

For lease receivables, the Group chooses to apply a simplified measurement approach, measuring the loss provision based on the expected credit loss amount equivalent to the entire lease term.

For financial assets other than those using simplified measurement method, the Group assesses whether the credit risk has increased significantly since the initial recognition on each balance sheet date. If the credit risk does not increase significantly after initial recognition and is in the first stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the next 12 months, and calculates the interest income according to the book balance and the actual interest rate; if the credit risk has increased significantly since the initial recognition, but the credit depreciation has not occurred and the credit risk is in the second stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the book balance and the actual interest rate; if credit depreciation occurs after initial recognition and the credit risk is in the third stage, the Group measures the loss reserves according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the amortization cost and the actual interest rate. For financial instruments with low credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since initial recognition.

The Group assesses the expected credit loss of financial instruments based on individual and collective assessments. Considering the credit risk characteristics of different customers, the Group assesses the expected credit loss of receivables on the basis of aging combination.

For disclosures regarding the criteria for determining a significant increase in credit risk, definition of incurred credit-impaired assets, and assumptions for measuring expected credit losses, please refer to Note X, 2.

The factors reflected by the methods applied by the Group to measure the expected credit loss of financial assets include: unbiased probability weighted average amount determined by evaluating a series of possible results, the time value of money, and reasonable and evidence-based information about past events, current situation and forecast of future economic situation which can be obtained on the balance sheet date without expending unnecessary extra cost or efforts.

If the Group no longer reasonably expects the cash flow of the financial asset contract to be recovered in whole or in part, the book balance of the financial asset shall be directly written down.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Transfer of financial assets

In the event that the Group has transferred nearly all of the risks and rewards related to the ownership of the financial asset to the transferee, it shall stop recognizing the financial asset. In case it has retained nearly all of the risks and rewards associated with the ownership of the financial asset, the financial asset shall not be derecognized.

In the event the Group has neither transferred nor retained almost all the risks and rewards of ownership of financial assets, the following cases shall be considered: if the control of the financial assets is abandoned, the financial assets are derecognized and the assets and liabilities are recognized; if the financial assets are controlled, the relevant financial assets are recognized according to the extent to which they continue to be involved in the transferred financial assets, and the related liabilities are recognized accordingly.

In case it continues to be involved by transferring the financial assets and providing financial guarantee, the assets resulted in are recognized according to any one of the book value of the financial assets and the financial guarantee amount, whichever is lower. The amount of financial guarantee refers to the highest amount of repayment to be demanded among the considerations received.

11.	Notes receivable

Recognition method and accounting treatment method for expected credit loss of notes receivable

☐	Applicable	√	Not applicable

12.	Accounts receivable

Recognition method and accounting treatment method for expected credit loss of accounts receivable.

√	Applicable	☐	Not applicable

For accounts receivable, regardless of whether there is a significant financing component, the Group always measures its loss provision based on the amount equivalent to the expected credit loss during the entire duration.

When individual financial assets cannot be assessed for expected credit losses on a reasonable cost basis, the Group classifies receivables into various portfolios based on their credit risk characteristics. Expected credit losses are then calculated on a portfolio basis, and the determination of the portfolio is based on the following criteria:

Accounts receivable portfolio 1: Receivables for sales proceeds, supplier service fees, rent, project payments, and other amounts.

Accounts receivable portfolio 2: Receivables from affiliated parties.

Accounts receivable portfolio 3: Intra-group receivables.

For accounts receivable divided into the portfolio, the Group prepares a comparison table between the aging/days overdue of accounts receivable and the expected credit loss rate in the whole duration to calculate the expected credit loss by referring to the experience of historical credit loss and combining the current situation and the forecast of future economic situation.

13.	Receivables financing

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

14.	Other receivables

Recognition method and accounting treatment method of expected credit loss of other receivables

√	Applicable	☐	Not applicable

Other receivables are segmented into several portfolios based on their credit risk characteristics. The determination of portfolio composition for other receivables is as follows:

Other receivables portfolio 1: Receivables for various types of deposits, guarantees, purchases, and store reserve funds.

Other receivables portfolio 2: Receivables from related parties.

Other receivables portfolio 3: Other receivables.

Other receivables portfolio 4: Intra-group receivables.

For other receivables, factored receivables, loans granted, and advances that are grouped together, the Group calculates the expected credit losses based on default risk exposure and the expected credit loss rate over the next 12 months or the entire lease term.

15.	Inventories

√	Applicable	☐	Not applicable

The inventories include raw materials, finished goods, and low-value consumables.

The initial measurement of inventory shall be made at its cost. The costs of the inventory include purchasing cost, processing cost and other costs. The outgoing inventory is valued at actual cost using the weighted average method, while processed inventory is valued at actual cost using the weighted average method. Amortization method is adopted for the amortization of low priced and easily worn articles and packing materials.

The perpetual inventory system is used as the inventory taking method.

The cost or the net realizable value, whichever is lower, is calculated on the balance sheet date. When the inventory cost is higher than its NRV, inventory reserves shall be made, and shall be included in the current profits and losses. The net realizable value refers to in the daily business activity the amount after deducting the estimated cost of completion, estimated sale expense and relevant taxes from the estimated sale price of inventories. When providing for inventory write-down, it is done based on the category of inventory.

16.	Contract assets

(1)	Recognition methods and standards for contract assets

☐	Applicable	√	Not applicable

(2)	Recognition method and accounting treatment method of expected credit loss of contract assets

☐	Applicable	√	Not applicable

17.	Assets held for sale

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Classification and measurement of non-current assets or disposal groups held for sale

The Group mainly classifies it into the held-for-sale category by selling (including non-monetary assets exchange with commercial substance, the same below) instead of continuing to use a non-current asset or disposal group to recover its book value.

The aforementioned non current assets do not include investment properties which are subsequently measured by fair value model, biological assets which are measured by net amount of fair value minus selling expenses, assets formed by employee compensation, financial assets, deferred income tax assets and rights arising from insurance contracts.

Disposal group refers to a group of assets that are disposed together through sale or other means in a transaction, and the liabilities directly related to these assets transferred in the transaction. The disposal group includes goodwill acquired in business combination under specific circumstances.

The Company divides the non-current assets or disposal groups meeting the following conditions into held-for-sale types: the non-current assets or disposal groups can be sold immediately in current circumstances according to the rules of selling this kind of assets in similar transactions or conventions of disposal group; highly possible to be sold, that is, resolution has been made for one sales plan and certain purchase commitment has been obtained and sales is anticipated to be completed within one year. If the Group loses control over its subsidiaries due to the sale of the investment in these subsidiaries, whether or not it retains part of the equity investment after the sale, the investment in subsidiaries to be sold satisfies the conditions for held-for-sale type. In some financial statements, the investment is divided into held-for-sale types, and all assets and liabilities of its subsidiaries are classified into held-for-sale types in the consolidated financial statements.

In the initial measurement or re-measurement of the non-current assets or disposal groups held for sale on the balance sheet date, the difference between the book value and the net value after the sales amount are deducted from the fair value (the book value is higher than the net value) is recognised as asset impairment loss. For the amount of the asset impairment loss recognized by the disposal group held for sale, the goodwill book value of disposal group shall be deducted first, then book value of disposal group shall be deducted according to the proportion of the book values of various non-current assets measured in the disposal group.

If the fair value of non-current assets or disposal groups held for sale on the balance sheet date is less than the net value of the sale expenses, the amount of previous write-down shall be restored and transferred back within the impairment loss of assets recognized after being classified as held for sale. The amount transferred shall be included in the current profits or losses. The book value of goodwill that has been deducted cannot be reversed.

Non-current assets held for sale and the non-current assets in the disposal group held for sale are not subject to depreciation or amortization. Interests and other expenses of liabilities in the disposal group held for sale continue to be recognized. As for all or part of the investment of the associate or joint venture classified as held for sale, the part classified as held for sale shall be accounted with the equity method, and the retained part (not classified as held for sale) shall continue to be accounted with the equity method; the equity method shall be stopped if the Group loses a significant impact on associates and joint ventures due to a sale.

When a non-current asset or disposal group is classified as held for sale, but later no longer meets the conditions for classification of held-for-sale types, the Group will stop classifying it as held for sale and measure it subject to the lower of the following two amounts:

①	The book value of the said asset or disposal group is deemed as the amount adjusted as per the depreciation, amortization or impairment that needs to be recognized on the assumption that it is not classified as held for sale;

②	Recoverable amount.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

18.	Debt investment

(1)	The determination method and accounting treatment for expected credit losses on debt investments

☐	Applicable	√	Not applicable

19.	Other creditor investments

(1)	The determination method and accounting treatment for expected credit losses on other creditor investments

☐	Applicable	√	Not applicable

20.	Long-term receivables

(1)	The determination method and accounting treatment for expected credit losses on long-term receivables

√	Applicable	☐	Not applicable

For lease receivables within long-term receivables, regardless of whether they contain significant financing components, the Group measures the provision for credit losses based on the expected credit loss amount equivalent to the entire lease term. Any increase or reversal in the provision for credit losses formed as a result is recognized as impairment loss or gain in the current period’s income statement.

21.	Long-term equity investment

√	Applicable	☐	Not applicable

Long-term equity investment includes equity investment in subsidiaries, cooperative enterprises and joint ventures.

Long-term equity investment shall be initially measured as the initial investment cost when it is obtained. For the long-term equity investment obtained through business combination under the same control, the share of the book value of the equity of the merged party in the final controlling party’s consolidated financial statements obtained on the combination date shall be taken as the initial investment cost; the difference between the initial investment cost and the book value of the combination consideration shall be adjusted to the capital reserve (if it is insufficient to offset, the retained earnings shall be offset). Other comprehensive income before the merger date shall be accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment. Shareholders’ equity recognized due to changes in Shareholders’ equity other than net profit and loss, other comprehensive income and profit distribution of the investee shall be transferred to the current profit and loss when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. For long-term equity investment obtained through a business combination not under the same control, the merger cost shall be used as the initial investment cost (if a business combination not under the same control is realized step by step through multiple transactions, the book value of the equity investment of the acquiree held before the purchase date shall be used. The sum of the new investment cost on the purchase date shall be the initial investment cost). Combination costs include the sum of the assets paid by the purchaser, the liabilities incurred or assumed, and the fair value of the equity securities issued. The other comprehensive income recognized by the equity method that is held before the purchase date is accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment, as the investee removes net gains and losses, Shareholders’ equity confirmed by changes in other Shareholders’ equity other than other comprehensive income and profit distribution shall be transferred to the current profits and losses when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. The accumulated fair value changes of equity investments held prior to the date of acquisition, accounted for as financial instruments and recorded in other comprehensive income, are fully transferred to retained earnings upon adoption of the cost method for accounting. For long-term equity investments acquired through means other than business combinations, the initial investment cost is determined as follows: for investments acquired by paying cash, the actual purchase price, along with directly related expenses, taxes, and other necessary expenditures, are considered as the initial investment cost; for investments acquired through the issuance of equity securities, the fair value of the equity securities at the time of issuance is considered as the initial investment cost.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

In the event the Company can exert significant influence over the investee, the cost method shall be employed in some financial statements of the Company. Control refers to the control power over the investors. Through the control, the investor can obtain variable returns by participating in relevant activities of the investor and can wield influence upon the return amount by using the control power to the investor.

The price of a long-term equity investment measured by employing the cost method shall be included at its initial investment cost. If there are additional investments or disinvestments, the long-term equity investment cost shall be adjusted. The dividends or profits declared to be distributed by the investee shall be recognized as the current investment income.

For investees over which the Group has joint control or significant influence, long-term equity investments are accounted for using the equity method. Joint control refers to the control of a specific arrangement, whose activities have to be decided with the consensus by all participants sharing control rights, according to related agreements. Significant influence refers to the investor’s right of participation in the decisions of financial and operational policies of the investee, not including the right to control, or jointly control with other participants.

Where the initial cost of a long-term equity investment calculated with the equity method is more than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, it is included in the initial cost of the long-term equity investment. Where the initial cost of a long term equity investment is less than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, the difference shall be included in the current profits and losses and the cost of the long-term equity investment shall be adjusted simultaneously.

When the equity method is applied, after the investor obtains a long-term equity investment, it shall, in accordance with the attributable share of the net profits or losses and other comprehensive income proportions of the investee, recognize the investment profits or losses and other comprehensive income and adjust the book value of the long-term equity investment. Confirming the share of the net profit or loss of the investee is based on the fair value of the investee’s identifiable assets at the time of obtaining the investment. In accordance with the Group’s accounting policies and accounting periods and after the internal transaction gains and losses that occur between the joint ventures and affiliated businesses, the proportion that should be enjoyed by the investor shall be measured (but if the internal transaction losses are the asset impairment losses, the amount shall be fully confirmed), and recognized after the net profit of the investee is adjusted, except for the assets that are invested or sold to constitute businesses. The investing enterprise shall, in the light of the profits or cash dividends declared to distribute by the invested entity, calculate the proportion it shall share, and shall reduce the book value of the long-term equity investment correspondingly. The Group recognizes the net losses incurred by the investee, limiting the recognition to the carrying amount of the long-term equity investment and any other long-term equity interests that essentially represent a net investment in the investee. However, the Group is not limited to the extent of the loss to the carrying amount of the investment if it has an additional obligation to cover the losses. Where any change is made to the shareholder’s equity other than the net profits and losses, other comprehensive income, and profit distribution of the investee, the book value of the long-term equity investment shall be adjusted and included in the shareholder’s equity.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When disposing a long-term equity investment, the balance between its book value and the actual purchase price shall be included in the current profits and losses. For the long-term equity investment accounted for using the equity method, if the equity method is terminated, the related comprehensive income calculated by the original equity method is calculated with the same accounting method the investee uses to directly dispose its related assets or liabilities. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is fully transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution; if the equity method is still adopted, the related comprehensive income calculated by the original equity method is put under accounting treatment on the same basis the investee disposing related assets or liabilities, and transferred to the current profit and loss in proportion. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution.

22.	Investment properties

(1)	In case cost calculation model is adopted:

The investment properties refer to the properties held for earning the rent or capital appreciation or for both of them, including the leased buildings.

The initial measurement of the investment properties shall be made at its cost. Subsequent expenditures relating to investment properties are included in the cost of the investment properties in the event that the economic benefits associated with the asset are likely to flow in and the cost can be reliably measured. Otherwise, it shall be included in the current profit and loss when actually incurred.

The Group takes the cost model for subsequent measurement of investment properties and provides depreciation or amortization using the depreciation methods applied to buildings and structures within fixed assets.

23.	Fixed assets

(1)	Recognition criteria

√	Applicable	☐	Not applicable

Fixed assets shall be recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. Subsequent expenditure regarding the fixed assets, if it meets the recognition conditions, is included in the cost of the fixed assets, and the carrying amount of the replaced portion is derecognized; otherwise, it is included in the current profit or loss.

The initial measurement of fixed assets shall be made at their cost. The costs for the acquisition of fixed assets include the buying price, relevant expenses of taxation, other expenses that may be directly assigned to such assets before making the fixed assets reach expected use conditions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Depreciation method

√	Applicable	☐	Not applicable

				Annual
	Depreciation	Depreciation	Residual	depreciation
Category	method	period (year)	value rate	rate
Houses and buildings	Straight-line method	20-35	5%	2.71-4.75%
Machinery and equipment	Straight-line method	5-10	5%	9.5-19%
Transportation equipment	Straight-line method	5-10	5%	9.5-19%
Electronic equipment and tool appliances	Straight-line method	5	5%	19%

The Group shall, at least at the end of each year, take a check on the useful life, expected net salvage value, and the depreciation method of the fixed assets, and adjust them when necessary.

(3)	Basis of recognition, valuation method and depreciation method for fixed assets under finance lease

☐	Applicable	√	Not applicable

24.	Construction in progress

√	Applicable	☐	Not applicable

The cost of work in progress is determined based on the actual construction expenses incurred, including necessary construction expenses and other related costs incurred during the construction period.

When work in progress reaches the predetermined usable state, it is transferred to fixed assets and long-term prepaid expenses.

25.	Borrowing costs

√	Applicable	☐	Not applicable

Borrowing costs are recognized in the current period’s income statement.

26.	Biological assets

√	Applicable	☐	Not applicable

The productive biological assets refer to biological assets held for the purpose of producing agricultural products, rendering services, or leasing, including economic forests. The initial measurement shall be made to the productive biological assets at its cost. For self-generated productive biological assets, the cost includes necessary expenditures such as fertilizer costs, labor expenses, and allocated indirect costs incurred before reaching the predetermined production and operational objectives.

Productive biological assets are depreciated with the straight-line depreciation method over their useful lives from the date when they reach their intended production and operation purposes.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The service life, estimated residual value rate, and annual depreciation rate for different types of productive biological assets are as follows:

		Estimated	Annual
	Estimated	net residual	depreciation
Category	service life	value rate	rate
Mature persimmon trees	20 years	5%	4.75%

The service life and estimated residual value of productive biological assets are determined based on historical experience. The Group is required to recheck the service life, expected net residual value, and depreciation method of productive biological assets at the end of the year, and any change of them will be treated as accounting estimate. Disposal consideration amount from sale, inventory loss, death or damage of productive biological assets shall be included in current profits and losses after deducting the book value and related taxes.

Impairment

The Group shall inspect productive biological assets at least at the end of each annual period. If there is conclusive evidence that due to natural disasters, plant diseases and insect pests, or changes in market demand, the recoverable amount of the productive biological assets is lower than their carrying amount, the difference between the recoverable amount and the carrying amount is recognized as a provision for impairment of biological assets and recorded as a current period loss.

Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

27.	Oil and gas assets

☐	Applicable	√	Not applicable

28.	Right-of-use assets

√	Applicable	☐	Not applicable

On the lease commencement date, the Group recognizes the right to use the leased assets that can be used during the lease term and measures it at cost. The cost of right-of-use assets includes: the initial measurement amount of lease liabilities; lease payments made by the lessee at or before the lease commencement date; initial direct costs incurred by the lessee; estimated costs to dismantle and remove the leased asset or restore the site on which the leased asset is located to the condition specified in the lease agreement. If the Group re-measures the lease liability due to changes in lease payments, the carrying amount of the right-of-use asset is adjusted accordingly. The Group uses the straight-line method to depreciate the right-of-use assets subsequently. Where it is reasonably certain that ownership of the leased assets will be obtained at the end of the lease term, the Group depreciates the leased assets over their remaining useful lives. If the ownership of the leased asset can not be reasonably confirmed on the lease term expiry, the accrual depreciation of the Group shall be conducted within the shorter of two periods, namely the lease term and the remaining service life of lease asset.

29.	Intangible assets

(1)	Valuation method, service life and impairment test

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Intangible assets are recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. The cost is used for initial measurement. However, if the fair value of the intangible assets acquired through business combination not under the same control can be reliably measured, such asses are individually recognized as intangible assets and measured at fair value.

The useful life of intangible assets is determined according to the period in which they can bring economic benefits to the Group. If it is impossible to foresee whether the period in which economic benefits can be brought to the Group, such assets are deemed as intangible assets.

The service lives of various intangible assets are as follows:

Category	Service life	Amortization method
Land use right	40 years	Straight-Line method of amortization
Software	5 years	Straight-Line method of amortization
Patent right and non-patent technology	10 years	Straight-Line method of amortization
Sales network	10 years	Straight-Line method of amortization

The acquired land use rights obtained by the Group are usually accounted for as intangible assets. With respect to the buildings and structures that are self-developed and self-constructed, the related land use rights and the buildings are accounted for as intangible assets and fixed assets, respectively. In the case of purchased land and buildings, the paid prices are distributed between the land use rights and the buildings. Where it is difficult to allocate reasonably, all of such costs are disposed as fixed assets.

Intangible assets with limited service life shall be amortized using straight-line method in service life. At the end of each year, the Group shall verify the estimated service lives and amortization methods of the intangible assets with limited service life and make adjustment when needed.

(2)	Accounting policy for expenditures of internal research and development

√	Applicable	☐	Not applicable

The expenditures for internal research and development projects of the Group are classified into research expenditures and development expenditures. The expenditure occurred during the research stage shall be included in the profits/losses of current period when it occurs. The expenditure at the stage of development shall be capitalized only if the following conditions are met simultaneously: technically feasible to complete the intangible assets so that they can be used or sold; having the intention to use and sell the intangible assets; the ways for economic benefits of intangible assets, including proving that the market exists for the products manufactured by such intangible assets, or that the intangible assets have own market, and proving that the serviceability of intangible assets if they are used internally; having sufficient technical and financial resources and other resource supports to complete the development of such intangible assets and having the ability to use or sell such intangible asset; the expenditure attributable to the development stage of such intangible asset can be measured reliably. The development expenditure not meeting the conditions above is included in the current profits and losses when it occurs.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

30.	Impairment of long-term assets

√	Applicable	☐	Not applicable

For impairment of assets other than inventory, deferred taxes, and financial assets, the Group determines the impairment with the following methods:

As of the balance sheet date, if there are indications of impairment of assets, the Group will estimate their recoverable amounts and perform impairment testing; for goodwill formed due to business combinations and intangible assets that have not reached the usable condition, impairment testing will be conducted at least annually regardless of whether there are indications of impairment.

The recoverable amount shall be determined in light of the higher one of the net amount of the fair value of the assets minus the disposal expenses and the present value of the expected future cash flow of the assets. Generally, the Group estimates the recoverable amount based on single assets. Where it is not possible to estimate the recoverable amount of single assets, the recoverable amount of the asset group to which the asset belongs is recognized. The recognition of an asset group is based on whether the major cash inflow generated by the asset group is independent of the cash inflows of other assets or asset groups.

When the recoverable amount of an asset or asset group is lower than its carrying amount, the Group reduces its carrying amount to the recoverable amount, include the write-down amount in the current profit and loss, and make the corresponding provision for asset impairment.

The Group shall, at the end of each year, examine the consumptive biological assets and productive biological assets. If any well-established evidence indicates that the realizable net value of any consumptive biological asset or the recoverable amount of any productive biological asset is lower than its book value as a result of natural disaster, plant diseases and insect pests, animal disease or change of market demand, the enterprise shall, based on the difference between the realizable net value or the recoverable amount and the relevant book value, make provision for the loss on decline in value of or for the impairment of the biological asset and shall recognize it as current losses.

If the factors affecting the impairment of the expendable biological asset have disappeared, the amount of the written-down shall be restored and reversed within the amount of the original provision for the decline in value, and the reversed amount is recognized in the current profits and losses. Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

For the test of goodwill impairment, it shall, as of the purchasing day, apportion the carrying value of the business reputation formed by business combination to the relevant asset groups by a reasonable method. Where it is difficult to do so, it shall be apportioned to the relevant combinations of asset groups. The related asset group or combination of asset groups shall be the asset group or combination of asset groups that can benefit from the synergy effect of enterprise merger, and shall be no greater than the reporting segments determined by the Group.

When making an impairment test on the relevant asset groups or combination of asset groups containing goodwill, if any evidence shows that the impairment of asset groups or combinations of asset groups is possible, the Company shall first make an impairment test on the asset groups or combinations of asset groups not containing business reputation, calculate the recoverable amount, and recognize the corresponding impairment loss. Then perform impairment tests on the related asset group or portfolio of asset groups containing goodwill and compare its book value with the recoverable amount. If the recoverable amount is lower than the book value, the amount of impairment loss shall be apportioned to the book value of goodwill of the corresponding asset groups or portfolio of asset groups in the first place. Then according to the proportion of the book value of other assets, excluding the goodwill, with respect to the corresponding asset groups or portfolio of asset groups, the book value of the said assets shall be deducted.

Once the assets impairment loss above is confirmed, it shall not be reversed in the future accounting periods.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

31.	Long-term deferred expenses

√	Applicable	☐	Not applicable

The store decoration and improvement expenses can be divided into two categories: the first category includes expenses for the decoration and improvement of operating and office premises before opening a new store, and the second category includes expenses for secondary (or over) decoration and improvement of already opened stores. The expenses for the decoration and improvement of a new store are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (10 years) and the lease term. The expenses for secondary (or over) decoration and improvement of already opened stores are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (5 years) and the remaining lease term. At the end of each year, the remaining service life of deferred expenses is reviewed. If a deferred expense item no longer provides future benefits in subsequent accounting periods, the remaining unamortized balance of that item is recognized as a current period loss.

32.	Contract Liabilities

(1)	Recognition method for contract liabilities

√	Applicable	☐	Not applicable

The Group shall list the contract liabilities in the balance sheet according to the relationship between performance obligations and customer payment.

The contract liabilities refer to obligations to transfer goods or services to customers for which consideration has been received or is receivable from the customer before transferring the promised goods or services.

33.	Employee Compensation

Employee compensation refers to the remuneration or compensation, except for share payment, offered by the Group for the purpose of acquiring the services provided by the employees or terminating employment relationships. Employee remuneration mainly includes short-term salaries, post-employment welfare, dismission welfare and other long-term employee welfare. Welfare provided by the Group for employees’ spouses, children and dependents, family members of deceased employees and other beneficiaries is also part of employee salaries.

(1)	Accounting treatment method of short-term remuneration

√	Applicable	☐	Not applicable

The Company confirms the actually occurred short-term salaries as liabilities during the accounting period that the staff provides service for the Company, and accounts them into profits and losses of the current period or relevant asset costs.

(2)	Accounting treatment method for after-service benefits

√	Applicable	☐	Not applicable

Post-employment welfare (defined contribution plans)

The Group’s employees participate in pension insurance and unemployment insurance managed by the local government. The corresponding expenses are recognized as relevant asset costs or current-period expenses when they are incurred.

(3)	Accounting treatment method for severance benefits

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Severance benefits

When providing dismissal welfare to employees, the Group shall early confirm the employee salaries generated from dismiss welfare as liability and include it into current profits and losses under the following two situations: the enterprise cannot withdraw the dismissal welfare generated from plan for termination of labor relationship or layoff proposal; the enterprise confirms relevant cost and expense related to the recombination of dismiss welfare payment.

(4)	Accounting arrangement method for other long-term employee’s welfare

☐	Applicable	√	Not applicable

34.	Lease Liability

√	Applicable	☐	Not applicable

On the lease commencement date, the present value of lease payments not yet paid is recognized as lease liability, except for short-term leases and leases of low-value assets. The lease payments include fixed payments and the variable lease payments subtracted by lease incentives, variable lease payments based on an index or rate, and payments that are expected to be made based on the residual value guarantee; it also includes the exercise price of purchase options or the payments required to exercise the termination options, provided that the Group reasonably determines that it will exercise the option or reflects that the Group will exercise the termination option during the lease term.

When calculating the present value of lease payments, the Group uses the implicit interest rate of the lease as the discount rate; if the implicit interest rate of the lease cannot be determined, the Lessee’s incremental borrowing rate shall be used as the discount rate. The Group calculates the interest expense of the lease liabilities in each period of the lease term based on the fixed periodic interest rate and includes it into the current profits and losses, unless otherwise stipulated to be included in the cost of related assets. Variable lease payments that are not included in the measurement of lease liabilities are included in the current profits and losses when they are actually incurred, unless otherwise stipulated to be included in the cost of related assets.

After the lease commencement date, the Group increases the carrying amount of the lease liability when recognizing interest and decreases it when paying lease payments. When there is a change in the substantially fixed payments, a change in the estimated payments for residual value guarantees, a change in the index or rate used to determine lease payments, or a change in the assessment or exercise of purchase options, renewal options, or termination options, the Group re-measures the lease liability using the present value of the revised lease payments.

35.	Estimated Liabilities

√	Applicable	☐	Not applicable

Except for contingent consideration and contingent liabilities assumed in a business combination under common control, when the obligations related to contingent matters meet the following conditions, they are recognized as estimated liabilities by the Group:

(1)	This obligation is the current obligation of the Group;

(2)	It is likely to cause any economic benefit to flow out of the Group as a result of performance of the obligation;

(3)	The amount of the obligation can be measured reliably.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Estimated liabilities are initially measured in accordance with the best estimate of the expenditure required to perform the relevant current obligations, taking into account factors such as risks, uncertainties and time value of money associated with contingent events. The Company shall check the book value of the estimated debts on each balance sheet date. Where there is any exact evidence indicating that the book value cannot really reflect the current best estimate, the Company shall adjust the book value in accordance with the current best estimate.

36.	Share-based Payments

√	Applicable	☐	Not applicable

Share-based payment is divided into equity-settled share-based payment and cash-settled share-based payment. Equity-settled share-based payment refers to a transaction settled by the Group with shares or other equity instruments as the consideration for obtaining services.

Equity-settled share-based payment in exchange for services provided by employees is calculated at the fair value of the equity instruments granted to employees. For equity instrument that are exercisable immediately after being granted, the relevant costs or expenses are recognized based on fair value on the grant date, increasing the capital surplus. For equity instrument that can only be exercised after a specified service period or upon achievement of specified performance conditions, during the service period, for each balance sheet date within the waiting period, the services acquired during the period are recognized as related costs or expenses, increasing the capital surplus, based on the best estimation of the number of equity instruments expected to be exercised, using the fair value on the grant date. The fair value of equity instruments is determined based on the ex-right closing price on the grant date.

Share-based payments that are not ultimately exercised due to non-satisfaction of non-market conditions and/or service period conditions are not recognized as costs or expenses. If market conditions or non-exercisable conditions are specified in the share-based payment agreement, the share-based payment is considered to be exercisable as long as all other performance conditions and/or service period conditions are met, regardless of whether the market conditions or non-exercisable conditions are satisfied.

If the terms of equity-settled share-based payments are modified, at least the obtained services are recognized as if the terms were not modified. In addition, any modification that increases the fair value of the granted equity instrument, or a change in favor of the employee on the modification date, recognizes an increase in the acquisition of services.

If the terms of equity-settled share-based payments are canceled, it will be treated as an accelerated exercise on the cancellation date and the unconfirmed amount will be immediately recognized. If the employees or other parties are to meet non-vesting conditions but they do not meet the conditions in vesting period, the Company will cancel the equity-settled share-based payment as the treatment. However, if a new equity instrument is granted to an employee, and on the granting date, it is determined that the new equity instrument granted is used to replace the canceled equity instrument, the granted replacement equity instrument shall be treated in the same way as the modifications of the original equity instrument terms and conditions are treated.

37.	Preference shares, perpetual capital securities and other financial instruments

☐	Applicable	√	Not applicable

38.	Revenue

(1)	Accounting policy for income recognition and measurement

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Revenues from contracts with customers

The Group confirms the incomes while performing the obligations in the contract, namely obtaining control right of relevant commodities or services from customers. Obtaining control of the related goods or services refers to one can direct the use of the goods or provision of services and obtain almost all economic benefits from the goods.

Sales contract

The sales contract between the Group and the client generally includes only the performance obligations of goods transfer. The Group, under normal conditions, recognizes revenue at the point in time when the customer obtains control of the related goods, which is usually the point of delivery as specified in contract. This recognition is based on the comprehensive consideration of the following factors: the present right to receive payment for the goods, the transfer of the primary risks and rewards associated with ownership of the goods, the transfer of legal ownership of the goods, the physical transfer of the goods, and the customer’s acceptance of the goods.

Provision of service contract

In the service contracts between the Group and its customers, which usually include provisions for display services, warehousing services, maintenance, and other performance obligations, the Group recognizes revenue based on the progress of performance during a specific period. This is because the customer simultaneously receives and consumes the economic benefits from the Group’s performance, and the Group has the right to invoice for the cumulative amount of completed performance during the entire contract period, treating it as a performance obligation fulfilled during a certain period. Revenue is recognized based on the progress of performance, except where the progress of performance cannot be reasonably determined. The Group determines the progress of performance for providing services based on the time schedule. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Construction contract

The construction contracts between the Group and customers usually include obligations for construction and decoration works. As the customers have control over the construction assets during the performance period, the Group recognizes revenue based on the progress of performance, except when the progress cannot be reasonably determined. The Group determines the progress of providing services based on the input method. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Variable consideration

Some contracts between the Group and customers include arrangements for reward points, forming variable consideration. The Group determines the best estimate of variable consideration based on either the expected value or the most likely amount to be realized. However, the transaction price that includes variable consideration does not exceed the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur, once the related uncertainty is resolved.

Sales return terms

For sales with sales return provisions, when the Group transfers control of the relevant goods to the customer, revenue is recognized based on the amount expected to be entitled for transferring the goods to the customer. The expected amount to be refunded due to sales returns is recognized as a provision for expected liabilities. Simultaneously, an asset is recognized for the expected cost of goods to be returned, which is calculated as the difference between the book value of the goods to be returned and the estimated costs (including the value impairment) associated with returning the goods. The net amount is recorded as a receivable for return cost. The cost is then recognized by deducting the net amount from the book value of the transferred goods. On each balance sheet date, the Group reassesses the future sales return situation and re-measures the aforementioned assets and liabilities.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Reward points program

The Group grants reward points to customers when selling goods or providing services. Customers can use these points to redeem free or discounted goods or services. The reward points program provides significant rights to customers, which are recognized by the Group as a separate performance obligation. Revenue is allocated based on the relative proportion of the standalone selling price of goods or services provided and the reward points and is recognized when customers obtain control over the points or when the points expire.

Main responsible person/agent

When the Group acquires goods from third parties and subsequently transfers them to customers, the Group exercises control over the goods, making it the primary obligor. Revenue is recognized based on the total consideration received or receivable. Otherwise, the Group is an agent, and the revenue shall be recognized based on the amount of commission or handling fee that is expected to be charged, and such amount shall be determined based on the net amount of the total consideration received or receivable after deducting the prices payable to other related parties or according to the established commission amount or proportion.

(2)	Different accounting policies for revenue recognition due to different business models adopted by similar businesses

☐	Applicable	√	Not applicable

39.	Contract Cost

☐	Applicable	√	Not applicable

40.	Government Subsidy

√	Applicable	☐	Not applicable

Governmental subsidies are recognized when they meet the conditions attached to and can be received. Where the governmental subsidiaries are monetary assets, they are measured according to the amount received or receivable. If the governmental subsidies are non-monetary assets, they shall be measured at their fair value. If their fair value cannot be obtained in a reliable way, they shall be measured at the nominal amount.

Government subsidies used for purchasing or forming long-term assets are recognized as government grants related to assets when the fundamental conditions for obtaining the subsidies are met, as specified in government documents. If the government documents do not provide clear guidance, grants that are based on the condition of purchasing or forming long-term assets are considered as government grants related to assets, while others are recognized as government grants related to revenue.

The Group recognizes received government grants based on their total amount.

Where the governmental subsidy related to the proceeds is used to compensate relevant costs or losses in the later period, the subsidy is recognized as deferred proceeds when acquired, and accounted into profits and losses of the current period during the period of recognition; where it is used to compensate the occurred costs or losses, it is directly into profits and losses of the current period directly.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Government subsidies related to assets shall be recognized as deferred income, which shall be included in profits and losses by stages according to a reasonable and systematic method within the service life of the relevant assets (but the government subsidies measured according to the nominal amount shall be directly included in the current profits and losses). If the relevant assets are sold, transferred, scrapped or damaged before the end of the service life, the undistributed balance of relevant deferred income shall be transferred into the profits and losses of the current period of asset disposal.

41.	Deferred tax assets/deferred tax liabilities

√	Applicable	☐	Not applicable

Regarding the temporary difference between the book value and tax base of assets and liabilities on the balance sheet date and of the item that is not recognized as an asset and liability but whose tax base can be determined in accordance with the tax law, the deferred income tax of the Group is recorded using the balance sheet liability method.

All taxable temporary differences are recognized as deferred tax liabilities,

(1)	Except when the taxable temporary differences arise from the following transactions: the initial recognition of business reputation, and the initial recognition of assets or liabilities arising from the following transactions which are simultaneously featured by the following: the transaction is not business combination, and at the time of transaction, the accounting profits will not be affected, nor will the taxable amount or the deductible loss be affected.

(2)	The deferred income tax liabilities arising from the taxable temporary differences related to the investments of subsidiaries, joint ventures and associates are recognized unless the time of the reverse of temporary differences can be controlled, and the temporary differences are unlikely to be reversed in the excepted future.

As for any deductible temporary difference, and deductible loss or tax deduction that can be carried forward to the next year, the corresponding deferred income tax assets shall be determined to the extent that the amount of future taxable income to be offset by the deductible temporary difference, and deductible loss or tax deduction to be likely obtained. Unless:

(1)	Temporary differences that are deductible arise from transactions that are not business combinations and do not affect accounting profits or taxable income or deductible losses.

(2)	As for the deductible temporary difference of taxable relevant to the investment of subsidiaries, joint ventures and associates, the corresponding deferred income tax assets can be recognized when it can simultaneously meet the following the conditions: the temporary difference is likely to reverse, and the amount of the taxable can be obtained to offset the deductible temporary difference at a high possibility in the future.

According to the tax law, on the balance sheet date, the deferred income tax assets and the deferred income liabilities shall be measured by the Group in accordance with the applicable tax rate during the period of recovering the assets as estimated or paying off the abilities, and it shall reflect the effect of the income tax of the recovering assets as estimated or the way of paying off the liabilities on the balance sheet date.

On the balance sheet date, the Group rechecks book value of deferred income tax assets of the Group. If it is unlikely to obtain sufficient taxable income taxes to offset the benefit of the deferred income tax assets, the book value of the deferred income tax assets shall be written down. On the balance sheet date, the Group reassesses the unrecognized deferred income tax assets and recognizes the deferred income tax assets within the limits that it is probable that sufficient taxable income is available for all or part of the deferred income tax assets.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

If the following conditions are met simultaneously, the Company will present and report the deferred income tax assets and the deferred income tax liabilities at a net amount after offsetting: the Company has the legal right to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount with regard to taxes levied from the same taxpayer or different taxpayers with the same tax collection and management department, but the taxpayer involved intends to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount or obtain the assets and satisfy the liabilities simultaneously within every period of reversal of significant deferred income tax assets and deferred income tax liabilities.

42.	Leases

(1)	Accounting processing approach of business leasing

☐	Applicable	√	Not applicable

(2)	Accounting treatment methods for financing lease

☐	Applicable	√	Not applicable

(3)	Determination methods and accounting treatment for leases under the new leasing standard

√	Applicable	☐	Not applicable

On the commencement date of the contract, the Group evaluates whether the contract is a lease or includes a lease. If one party in the contract transfers the right to control the use of one or more identified assets for a certain period of time in exchange for consideration, the contract is a lease or includes a lease.

As lessee

In addition to short-term and low-value asset leases, the Group’s accounting treatment for lease recognition of right-of-use assets and lease liabilities can be found in Note V, 28, and Note V, 34 of this section.

Short-term leases and leases of low-value assets

Leases that have a lease term of no more than 12 months from the lease commencement date and do not include a purchase option are classified as short-term leases by the Group. Leases where the value of the underlying leased asset, when it is new and does not exceed RMB40,000, are classified as low-value asset leases. If the Group sublets or anticipates subleasing leased assets, the original lease is not recognized as a low-value asset lease. The Group chooses not to recognize the right-of-use assets and lease liabilities for short-term leases and low-value asset leases. Costs or expenses related to the leased asset are recognized over the lease term using the straight-line method or another systematic and rational method.

As lessor

The lease for which all risks and rewards related to the ownership of the leased asset are substantially transferred on the commencement date of lease is a finance lease, and the other leases are an operating lease. When the Group acts as a sublease lessor, it classifies subleases based on the right of use assets generated from the original lease. If a contract contains both lease and non-lease components, the Group allocates the consideration for the contract to each component based on their relative standalone prices.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

As a lessor of finance lease

On the commencement date of the lease term, the Group recognizes the receivable financing leasing payments for financing leases and terminates the recognition of financing leasing assets. When the Group initially measures the receivable financing leasing payments, the net lease investment shall be taken as the entry value of the receivable financing lease payments. The net lease investment is the sum of the present value of lease payments not yet received and the unguaranteed residual value discounted at the lease’s implicit rate, including initial direct costs. The Group calculates and recognizes the interest income for each period of the lease term at a fixed periodic interest rate. The variable lease payments obtained by the Group that are not included in the measurement of net lease investments are recognized in the current period’s profit and loss when actually incurred.

As an operating lessor

The rental income from operating leases is recognized as revenue on a straight-line basis or another systematic and rational method over the lease term. Variable lease payments not included in the measurement of lease receivables are recognized as revenue when they become due. The initial direct costs are capitalized and amortized over the lease term on the same basis as rental income, and are recognized as expenses in each period.

43.  Other significant accounting policies and accounting estimates

√	Applicable	☐	Not applicable

(1)   Fair value measurement

The Group measures equity instruments investments at fair value on each balance sheet date. The fair value is a price received by the market participants from selling an asset or paid by them for transferring a liability during orderly transaction at the measurement date.

For the assets and liabilities measured or disclosed at fair value in the financial statements, the level of fair value to which they belong is determined according to the lowest-level input value that is significant to the fair value measurement as a whole: The first level input valve is that the input value that can be obtained on measurement date and not adjusted quoted price of same assets or liabilities in active market; second level is the input value that can be directly or indirectly observed by relevant assets or liabilities except from first-level input value; third level is the input value that can not be observed by relevant assets or liabilities.

On each balance sheet date, the Group reassesses the assets and liabilities that are recognized in the financial statements to be consistently measured at fair value to determine whether to shift between levels of fair value measurement.

(2)   Share buy-backs

The consideration and transaction costs are paid for repurchasing equity instruments to reduce shareholders’ equity. Apart from share-based payments, the issuance (including refinancing), buy-back, sale, or cancellation of equity instruments are accounted for as changes in equity.

(3)   Distribution of profits

The cash dividends of the Company are recognized as liabilities after approval by the Shareholders’ Meeting.

(4)   Significant accounting estimates

In line with historical experience and other factors including the reasonable anticipation for future events, the Group shall make continuous evaluation for main accounting estimates and assumptions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Impairment of financial instruments

The Group uses the expected credit loss model to evaluate the impairment of financial instruments.It requires significant judgment and estimation, and taking into account all reasonable and based information, including forward-looking information for the application of the expected credit loss model. In making these judgments and estimates, the Group combines historical repayment data with factors such as economic policies, macroeconomic indicators, industry risks, and other factors to assess the expected changes in credit risk of the debtors. Differences in estimates may have an impact on the provision for Impairment. A provision for impairment may not be equal to the actual amount of impairment losses in the future.

Impairment of non-current assets other than financial assets (goodwill)

On the income statement date, the Group judges whether there are any signs of possible impairment of non-current assets other than financial assets. For intangible assets with uncertain useful life, in addition to the annual impairment test, when there is any indication of impairment, the impairment test is also carried out. Other non-current assets excluding financial assets are tested for impairment when there is an indication that the carrying amount is not recoverable. When the book value of an asset or asset group is higher than the recoverable amount, that is, the higher of the net amount remained after the disposal expenses are deducted from the fair value and the present value of the estimated future cash flow, it indicates that impairment has occurred. The net amount after the fair value deducts the disposal expenses is determined by reference to the sales agreement price of the similar assets in the fair trade or the observable market price deducts the incremental cost directly attributable to the disposal of the assets. When estimating the present value of future cash flow, the Management must estimate the estimated future cash flow of the asset or asset group and select an appropriate discount rate to determine the present value of future cash flow. Refer to Note VII, 74 of this section for details.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. It requires that the present value of the future cash flow of the asset group or portfolio of asset groups allocated with goodwill be estimated. When estimating the present value of future cash flows, the Group needs to estimate the cash flows generated by future asset groups or combinations of asset groups, and select an appropriate discount rate to determine the present value of future cash flows. Refer to Note VII, 30 of this section for details.

Fair value of non-listed equity investments

Valuation of non-listed equity investments is performed using the market approach model, based on assumptions not supported by observable market prices or rates. This requires the Group to make estimates regarding credit risk, volatility, discount rates, liquidity discount, and the selection of comparable companies under the market approach, thereby involving uncertainties.

Deferred tax asset

Deferred income tax assets shall be recognized for all unused deductible losses to the extent that it is probable that there will be sufficient taxable income to offset the deductible losses. This requires the Management to use substantial judgments to estimate the time and amount of future taxable income and adopt the tax planning strategies to determine the amount of deferred income tax assets that should be recognized.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Reward points

The Group estimates a reasonable selling price for reward points separately, taking into account all relevant information, including the ability of customers to redeem reward points for free goods or enjoy discounts on goods, as well as the likelihood of customers exercising their redemption rights in order to allocate the consideration under the contracts. When estimating the likelihood of customers exercising their redemption rights, the Group conducts a comprehensive analysis based on historical data on point redemptions, current point redemption activities, and considerations of customer behavior and market trends in the future. The Group reassesses the estimated redemption rate of reward points at least on each balance sheet date and calculates the amount of revenue to be recognized and the amount of balances related to reward points based on the results of the reassessment.

Assessment of constraints on variable consideration

When estimating variable consideration, the Group considers all information reasonably available, including historical, current, and forecasted information, to estimate the range of possible amounts of consideration that may occur and their respective probabilities within a reasonable range. The transaction price including the variable consideration shall not exceed the amount that the accumulated recognized income is likely not to have a significant reversal when the relevant uncertainty is eliminated. When assessing the elimination of uncertainty related to variable consideration, the Group considers the likelihood of revenue reversal and the proportion of the amount that is not reasonably expected to be significant when determining whether cumulative revenue already recognized may be subject to a significant reversal. On each balance sheet date, the Group reassesses the contingent consideration amount, including reassessing the estimates related to contingent consideration, to reflect the circumstances existing at the end of the reporting period and any changes that occurred during the reporting period.

Incremental borrowing rate for lessee

For leases where the lease interest rate cannot be determined, the Group takes the incremental borrowing rate of the lessee as the discount rate to calculate the present value of lease payments. When determining the incremental borrowing rate, the Group considers observable rates in the economic environment as the reference basis and makes adjustments based on its own circumstances, the nature of the leased asset, the lease term, and the lease liability amount to derive the applicable incremental borrowing rate.

44.  Changes in significant accounting policies and accounting estimate

(1)	Significant accounting policy changes

☐	Applicable	√	Not applicable

(2)	Significant accounting estimate changes

☐	Applicable	√	Not applicable

(3)	Adjustments to the financial statements related to the first-time adoption of new accounting standards or interpretations, applicable from 2022 or later

☐	Applicable	√	Not applicable

45.  Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

VI. Taxes

1.    Main tax categories and tax rates

Main tax categories and tax rates

√	Applicable	☐	Not applicable

Type of tax	Taxation basis	Tax rate
VAT	Taxable income	13%, 9%, 6%, 5%, 0%
Urban maintenance and construction tax	Actually paid turnover tax	7%, 5%
Corporate Income Tax	Taxable income	25%, 20%, 16.5%,15%, 8.25%, 0%
Housing property tax	Housing property original value, rental income	1.2%, 12%
Extra charges for education and local extra charges for education	Actually paid turnover tax	3%, 2%

Note 1:  Sales of consumables, vegetables, some meat, poultry, eggs, and other items are subject to tax exemption policies; the VAT rate for warehousing services and other ancillary services is 6%; the VAT rate for rental income is 9%, and if a simplified collection method is applicable, the collection rate is 5%; the VAT rate for taxable sales of fruits, seafood, some dry goods, grains, edible oils, dairy products, and other agricultural products is 9%, and the VAT rate for taxable sales of other goods is 13%.

Note 2:  Self-use properties are taxed based on a certain percentage of the original value of the property, with a tax rate of 1.2%; rental properties are taxed based on rental income, with a tax rate of 12%.

Explanations shall be disclosed for different taxpayers for tax rate of enterprise income tax

√	Applicable	☐	Not applicable

Name of taxpayer	Income tax rate
(%)
Chongqing Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Superstores Co., Ltd.	15
Yunnan Yonghui Superstores Co., Ltd.	15
Guangxi Yonghui Superstores Co., Ltd.	15
Yonghui Logistics Co., Ltd.	15
Xizang Yonghui Superstores Co., Ltd.	15
Guansu Yonghui Superstores Co., Ltd.	15
Qinghai Yonghui Superstores Co., Ltd.	15
Yonghui Yunjin Technology Co., Ltd.	15
Sichuan Yonghui Store Co., Ltd.	15
Chengdu Yonghui Business Development Co., Ltd.	15
Shaanxi Yonghui Superstores Co., Ltd.	15
Fuping Yunshang Supply Chain Management Co., Ltd.	15
Ningxia Yonghui Superstores Co., Ltd.	15
Yonghui Qinghe Business Factoring (Chongqing) Co., Ltd.	15
Guizhou Yonghui Logistics Co., Ltd.	15
Beijing Yonghui Technology Co., Ltd.	15
Fuping Yonghui Modern Agricultural Development Co., Ltd.	0
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	0
Yonghui Holdings Co., Ltd.	16.5, 8.25
LOHAS Life International Business Co., Ltd.	16.5
Ningbo Xinzhi Investment Co., Ltd.	20
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	20
Shanghai Yinjie International Trade Co., Ltd.	20
Chongqing Boyuan Xunke Technology Co., Ltd.	20
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	20
Hainan Fuli Supply Chain Management Co., Ltd.	20
Hubei Fuhan Supply Chain Management Co., Ltd.	20

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of taxpayer	Income tax rate
(%)
Ningbo Xinguan Investment Co., Ltd.	20
Hebei Yuanxiaoji Technology Development Co., Ltd.	20
Fujian Yonghui Commercial Co., Ltd.	20
Fujian Yonghui Import and Export Trade Co., Ltd.	20
Xiangxin Investment Fund Management Co., Ltd.	20
Sichuan Yunfu Supply Chain Management Co., Ltd.	20
Beijing Fujing Supply Chain Management Co., Ltd.	20
Chongqing Fuping Supply Chain Management Co., Ltd.	20
Shanghai Yunfu Supply Chain Management Co., Ltd.	20
Zhejiang Yunfu Supply Chain Management Co., Ltd.	20
Shaanxi Fuping Supply Chain Management Co., Ltd.	20
Anhui Fuwan Supply Chain Management Co., Ltd.	20
Xinjiang Fuchi Supply Chain Management Co., Ltd.	20

2.     Tax preference

√	Applicable	☐	Not applicable

Note 1:   According to the Announcement on Extending the VAT Preferential Policies for Cultural and Educational Products by the Ministry of Finance and the State Taxation Administration (CS [2021] No. 10), value added tax on wholesale and retail sales of books is exempted from January 1, 2021 to December 31, 2023.

Note 2:  According to the Announcement on Exemption of VAT on Vegetable Circulation Link issued by the Ministry of Finance and the State Taxation Administration (CS [2011] No. 137), VAT on vegetable circulation link has been exempted since January 1, 2012.

Note 3:  According to the Notice on Exempting VAT on Certain Fresh Meat and Egg Products in Agricultural Product Wholesale and Retail by the Ministry of Finance and the State Taxation Administration (CS [2012] No. 75), value added tax on certain fresh meat and egg products sold by taxpayers engaged in agricultural product wholesale and retail is exempted from October 1, 2012.

Note 4: Subsidiary companies of the Company, including Chongqing Yonghui Superstores Co., Ltd., Guizhou Yonghui Superstores Co., Ltd., Yunnan Yonghui Superstores Co., Ltd., Guangxi Yonghui Superstores Co., Ltd., Yonghui Logistics Co., Ltd., Xizang Yonghui Superstores Co., Ltd., Gansu Yonghui Superstores Co., Ltd., Qinghai Yonghui Superstores Co., Ltd., Sichuan Yonghui Superstores Co., Ltd., Chengdu Yonghui Commercial Development Co., Ltd., Shaanxi Yonghui Superstores Co., Ltd., Fuping Yunshang Supply Chain Management Co., Ltd., Ningxia Yonghui Superstores Co., Ltd., and Guizhou Yonghui Logistics Co., Ltd., enjoy preferential enterprise income tax policies, with enterprise income tax being levied at a rate of 15% from January 1, 2011 to December 31, 2030 according to the relevant provisions of the Ministry of Finance, General Administration of Customs, and the State Taxation Administration regarding deepening the implementation of tax policies related to the development of the Western Development Strategy (CS [2011] No. 58), Announcement on Enterprise Income Tax Issues Concerning the Implementation of the Western Development Strategy by the State Taxation Administration (State Taxation Administration Announcement No. 12 of 2012), and Announcement on Extending Enterprise Income Tax Policies for the Western Development Strategy (Ministry of Finance Announcement No. 23 of 2020).

Note 5: The subsidiary companies, Fuping Yonghui Modern Agriculture Development Co., Ltd., and Gansu Minxian Yonghui Agriculture Development Co., Ltd. are eligible for the preferential policy of exempting corporate income tax on primary agricultural products processing and production in accordance with the relevant provisions in Article 86 of the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China (State Council Order No. 512).

Note 6: Subsidiary companies of the Company, including Ningbo Xinzhi Investment Co., Ltd., Ruilingtong Marketing Services (Shanghai) Co., Ltd., Shanghai Yinjie International Trade Co., Ltd., Chongqing Boyuan Xunke Technology Co., Ltd., Chongqing Fuping Supply Chain Management Co., Ltd., Yunnan Fuping Yunshang Supply Chain Management Co., Ltd., Hainan Fuli Supply Chain Management Co., Ltd., Hubei Fuhan Supply Chain Management Co., Ltd., Ningbo Xinguan Investment Co., Ltd., and Hebei Yuanxiaoji Technology Development Co., Ltd, Fujian Yonghui Commercial Co., Ltd., Fujian Yonghui Import and Export Trade Co., Ltd., Xiangxin Investment Fund Management Co., Ltd., Sichuan Yunfu Supply Chain Management Co., Ltd., Beijing Fujing Supply Chain Management Co., Ltd, Shanghai Yunfu Supply Chain Management Co., Ltd., Zhejiang Yunfu Supply Chain Management Co., Ltd., Shaanxi Fuping Supply Chain Management Co., Ltd., Anhui Fuwan Supply Chain Management Co., Ltd., and Xinjiang Fuchi Supply Chain Management Co., Ltd., enjoy preferential enterprise income tax policies according to the Announcement of the State Taxation Administration on Matters Concerning the Implementation of Supportive Tax Policies for the Development of Small and Micro-profit Enterprises and Individuals (Announcement No. 8 of the State Taxation Administration in 2021). For small and micro-profit enterprises, 12.5% of the annual taxable income not exceeding RMB1 million is deducted and taxed at a rate of 20%. According to the Announcement of the Ministry of Finance and State Administration of Taxation on Further Implementation of Preferential Policies for Small and Micro Enterprises Income Tax (Announcement No. 13 of 2022 of the Ministry of Finance and the State Administration of Taxation), for small and micro-profit enterprises with an annual taxable income exceeding RMB1 million but not exceeding RMB3 million, a reduction of 25% shall be included in the taxable income, and the enterprise income tax shall be paid at a rate of 20%.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 7: The subsidiary companies of the Company are subject to the two-tier profit tax system as announced in the 2017 Policy Address, in accordance with the 2018 Inland Revenue (Amendment) (No. 3) Bill of the Hong Kong Special Administrative Region Government. The two-tier profit tax system applies to taxable years starting on or after April 1, 2018. For the first HKD2 million of assessable profits of a corporation, the tax rate will be reduced to 8.25%. Any profits thereafter will continue to be taxed at 16.5%. The two-tier profit tax system will benefit eligible enterprises with assessable profits, regardless of their size. To ensure that eligible enterprises are mainly small and medium-sized enterprises, only one related enterprise can be nominated for the benefits. The subsidiary company, Yonghui Holdings Limited, meets the above requirements and will be subject to the two-tier tax rates of 8.25% and 16.5%. The sub-subsidiary, LOHAS Life International Business, will be subject to the tax rate of 16.5%.

Note 8:  In accordance with the “Management Measures for the Recognition of High-tech Enterprises” (GKFH [2016] No. 32) and the “Guidelines for the Management of High-tech Enterprise Recognition” (GKFH [2016] No. 195) regulations, Yonghui Yunjin Technology Co., Ltd. was approved and certified as a high-tech enterprise on October 12, 2022, by the Chongqing Municipal Science and Technology Bureau, Chongqing Municipal Finance Bureau, and Chongqing Municipal Taxation Bureau of the State Taxation Administration, and obtained the “High-tech Enterprise Certificate” (Number: GR202251100313). The qualification is valid for 3 years, and the preferential period for enterprise income tax is from January 1, 2022 to December 31, 2024. During the qualification period, the company is entitled to enjoy the preferential policy of paying enterprise income tax at a reduced rate of 15%.

Note 9:  In accordance with the “Management Measures for the Recognition of High-tech Enterprises” (GKFH [2016] No. 32) and the “Guidelines for the Management of High-tech Enterprise Recognition” (GKFH [2016] No. 195) regulations, Beijing Yonghui Technology Co., Ltd. was approved and certified as a high-tech enterprise on November 2, 2022, by the Beijing Municipal Science and Technology Bureau, Beijing Municipal Finance Bureau, and Beijing Municipal Taxation Bureau of the State Taxation Administration, and obtained the “High-tech Enterprise Certificate” (Number: GR202211002597). The qualification is valid for 3 years, and the preferential period for enterprise income tax is from January 1, 2022 to December 31, 2024. During the qualification period, the company is entitled to enjoy the preferential policy of paying enterprise income tax at a reduced rate of 15%.

3.    Others

☐	Applicable	√	Not applicable

VII. Notes to Items of Consolidated Financial Statements

1.    Monetary funds

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Cash in hand	79,642,654.48	72,596,557.48
Bank deposit	6,968,854,377.60	8,462,314,974.49
Other monetary funds	567,443,680.14	628,216,208.25
Total	7,615,940,712.22	9,163,127,740.22
Including: total amount of deposit abroad	28,101,300.32	17,321,750.74

Other disclosures

(1)	The year-end cash mainly represents the sales funds not yet deposited in banks by each store at year-end.

(2)	The funds held overseas at year-end represent funds held overseas by the subsidiaries Yonghui Holdings Co., Ltd., Yonghui Japan Co., Ltd., and LOHAS Life International Business Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	As of December 31, 2022, the restricted cash balance of the Group amounted to RMB114,492,314.03 (2021: RMB452,918,396.74), see Note VII, 83.

(4)	Interest income is derived from bank current deposits at the prevailing interest rate. The term of fixed-term fixed deposits is determined based on the cash needs of the Group, and interest income is earned at the corresponding interest rate of the bank fixed deposits.

(5)	Other cash and cash equivalents, excluding deposits, mainly consist of on-hold funds, including card swipe income from POS machines at the stores, card swiping income from bank card payments via the APP, and balances in APP accounts such as WeChat, which have not yet been transferred to the bank accounts of the Group.

2.    Loans and advances

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Total amount of loans and advances	895,062,185.85	814,617,180.15
Among which:
1. Amount of loans and advances due within one year	863,287,777.35	621,955,079.39
Less: Provision for loan losses due within one year	45,216,735.85	53,148,824.03
Net value of loans and advances due within one year	818,071,041.50	568,806,255.36
2. Amount of loans and advances due after one year	92,460,829.15	249,554,238.37
Less: Provision for loan losses due after one year	15,469,684.80	3,743,313.58
Net value of loans and advances due after one year	76,991,144.35	245,810,924.79

Note:     The loans and advances represent corporate loans and advances, consumer credit, etc. provided by Yonghui Small Loans Co., Ltd., a sub-subsidiary  of the Group.

The changes in the provision for loan losses are as follows:

		Provision	Provision
	Opening	made in this	written-off in	Closing
	balance	year	this year	balance
Year 2022	56,892,137.61	45,246,646.85	41,452,363.81	60,686,420.65
Year 2021	55,332,450.51	75,322,082.56	73,762,395.46	56,892,137.61

3.	Trading financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Financial assets measured at fair value with changes included in current profits and losses	890,826,719.10	1,560,917,920.71
Among which:
Equity instrument investment	413,458,695.23	1,234,713,554.16
Fund products	477,368,023.87	326,204,366.55
Total	890,826,719.10	1,560,917,920.71

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

√	Applicable	☐	Not applicable

Trading financial assets mainly consist of fund products, stocks, asset management products, and wealth management products purchased during the year.

4.	Derivative financial assets

☐	Applicable	√	Not applicable

5.	Notes receivable

(1)	Category of notes receivable

☐	Applicable	√	Not applicable

(2)	Notes receivable secured by the company at the end of period.

☐	Applicable	√	Not applicable

(3)	Undue closing notes receivable before balance sheet date that endorsed or discounted by the Company

☐	Applicable	√	Not applicable

(4)	Notes adjusted by the Company to accounts receivable due to default of the drawer at the end of period

☐	Applicable	√	Not applicable

(5)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

(6)	Provision for bad debts

☐	Applicable	√	Not applicable

(7)	Notes receivable actually verified and canceled of current period

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	Factoring receivable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Factoring receivable	715,364,593.55	1,477,389,559.46
Less: bad debt provision	76,237,912.99	65,934,194.43
Total	639,126,680.56	1,411,455,365.03

Note:	The balance of accounts receivable from factoring is formed by the sub-subsidiary Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd. engaging in factoring business.

(1)	Disclosure by category

	December 31, 2022
			Bad debt
Items	Amount	Ratio	provision	Net amount
		%
Accounts receivable from factoring with recourse	715,364,593.55	100.00	76,237,912.99	639,126,680.56

	December 31, 2021
			Bad debt
Items	Amount	Ratio	provision	Net amount
		%
Accounts receivable from factoring with recourse	1,477,389,559.46	100.00	65,934,194.43	1,411,455,365.03

(2)	Provisioned for, recovered or reversed bad debt of current term

Unit: Yuan Currency: RMB

Allowance for
doubtful
Items	accounts
January 1, 2022	65,934,194.43
Provision made in this year	12,734,502.35
Provision written-off in this year	2,430,783.79
December 31, 2022	76,237,912.99

7.	Accounts receivable

(1)	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Closing book
Aging	balance
Within 1 year	513,809,042.91
Sub-total within one year	513,809,042.91
1-2 years	30,520,920.71
2-3 years	37,491,593.67
Over 3 years	21,016,298.88
Total	602,837,856.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Classification and disclosure by bad debt provision

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion					Proportion
				of bad-debt					of bad-debt
Category	Amount	Proportion	Amount	provision	Carrying value	Amount	Proportion	Amount	provision	Carrying value
		(%)		(%)			(%)		(%)
Provision made on an individual basis	1,894,322.62	0.31	1,894,322.62	100.00		1,894,322.62	0.36	1,894,322.62	100.00
Provision made on a collective basis	600,943,533.55	99.69	70,332,602.42	11.70	530,610,931.13	530,137,127.24	99.64	53,136,897.40	10.02	477,000,229.84
Among which:
Portfolio 1
Accounts receivable from sales	334,400,257.07	55.48	33,922,557.08	10.14	300,477,699.99	371,214,525.69	69.77	25,335,691.17	6.83	345,878,834.52
Supplier service fees and rentals	174,574,704.04	28.96	31,212,180.54	17.88	143,362,523.50	129,366,361.61	24.31	25,256,896.17	19.52	104,109,465.44
Construction payment	11,117,786.51	1.84	4,389,356.94	39.48	6,728,429.57	6,467,449.86	1.22	2,313,422.16	35.77	4,154,027.70
Portfolio 2
Accounts receivable from affiliated parties	80,850,785.93	13.41	808,507.86	1.00	80,042,278.07	23,088,790.08	4.34	230,887.90	1.00	22,857,902.18
Total	602,837,856.17	/	72,226,925.04	/	530,610,931.13	532,031,449.86	/	55,031,220.02	/	477,000,229.84

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Book	Bad debt	of bad-debt	Reasons for
Name	balance	provision	provision	provision
			(%)
SHANGHAI MATEY TRADE CO., LTD	1,894,322.62	1,894,322.62	100.00	Expected not to be recovered
Total	1,894,322.62	1,894,322.62	100.00	/

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
	Account	Bad debt	bad-debt
Name	receivable	provision	provision
			(%)
Within 1 year	433,501,439.52	23,341,632.62	5.38
1-2 years	30,117,159.96	8,522,466.85	28.30
2-3 years	37,476,091.85	18,661,938.80	49.80
Over 3 years	18,998,056.29	18,998,056.29	100.00
Total	520,092,747.62	69,524,094.56	13.37

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Accounts receivable from affiliated parties	80,850,785.93	808,507.86	1.00
Total	80,850,785.93	808,507.86	1.00

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not Applicable

(3)	Provision for bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered or	Charge-off or	Other	Closing
Category	balance	Provision	Reversed	write-off	changes	balance
Bad debt provision for accounts receivable	55,031,220.02	51,594,949.34	7,156,327.86	27,242,916.46		72,226,925.04
Total	55,031,220.02	51,594,949.34	7,156,327.86	27,242,916.46		72,226,925.04

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4)	Accounts receivable actually written off in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Write-off
Items	amount
Accounts receivable actually written off	27,242,916.46

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	√	Not applicable

(5)	Receivables with the closing balance ranked among the first five that are collected by the debtor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion in
		the total closing	Closing
		balance of	balance of
	Closing	accounts	bad-debt
Unit name	balance	receivable	provision
		(%)
Client I	59,362,623.65	9.85	593,626.24
Client II	41,382,712.70	6.86	2,437,045.97
Client III	37,347,447.87	6.20	1,867,372.39
Client IV	16,055,087.75	2.66	802,754.39
Client V	14,489,642.29	2.40	144,896.42
Total	168,637,514.26	27.97	5,845,695.41

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6)	Receivables terminated to recognize due to financial assets transfer

☐	Applicable	√	Not applicable

(7)	Amount of assets and liabilities formed by transfer and continuous involvement of receivables

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

8.	Receivables financing

☐	Applicable	√	Not applicable

9.	Prepayments

(1)	Advance payments listed according to aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
Aging	Amount	Proportion	Amount	Proportion
		(%)		(%)
Within 1 year	1,160,134,121.11	83.51	1,615,621,832.61	81.91
1-2 years	130,727,746.76	9.41	194,321,731.94	9.85
2-3 years	37,574,616.93	2.70	85,736,781.60	4.35
Over 3 years	60,798,870.99	4.38	76,640,364.08	3.89
Total	1,389,235,355.79	100.00	1,972,320,710.23	100.00

Reasons for untimely settlement of advance payment that has aging of over one year and of significant amount:

Prepayments with an age of more than 1 year are mainly prepayment for goods.

(2)	Prepayments for the top five ending balances categorized by prepayment object

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion in
		the total
		closing
	Closing	balance of
Unit name	balance	prepayments
		(%)
Supplier I	88,943,000.85	6.40
Supplier II	38,069,272.82	2.74
Supplier III	31,062,845.01	2.24
Supplier IV	27,304,025.99	1.97
Supplier V	26,171,757.27	1.88
Total	211,550,901.94	15.23

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

10.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing	Opening
Items	balance	balance
Interest receivable	770,879.94	201,536.05
Other receivables	648,905,448.81	742,167,792.38
Total	649,676,328.75	742,369,328.43

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1)	Classification of interest receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing	Opening
Items	balance	balance
Interest on small loans	770,879.94	201,536.05
Total	770,879.94	201,536.05

1.	Significant overdue interest

☐	Applicable	√	Not applicable

2.	Provision of bad debts

(2)	Significant overdue interest

☐	Applicable	√	Not applicable

(3)	Provision for bad debts recognized

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

(4)	Dividends receivable

☐	Applicable	√	Not applicable

(5)	Significant dividends receivable with more than one-year aging

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6)	Provision for bad debts recognized

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(7)	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Closing book
Aging	balance
Within 1 year	189,582,745.46
Sub-total within one year	189,582,745.46
1-2 years	80,312,625.85
2-3 years	79,907,022.43
Over 3 years	384,331,646.14
Total	734,134,039.88

(8)	Classification by nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	562,493,581.63	612,708,570.56
Purchases and store petty cash payments	84,160,245.08	110,940,830.98
Receivables from affiliated parties	13,826,983.71	13,288,531.51
Other receivables	73,653,229.46	75,357,211.29
Total	734,134,039.88	812,295,144.34

(9)	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Balance as at January 1, 2022	8,778,503.30	777,990.75	60,570,857.91	70,127,351.96
Balance as of January 1, 2022 in the current period
– Transferred to Phase II	-70,841.08	70,841.08
– Transferred to Phase III		-611,473.09	611,473.09
– Reversed to Phase II
– Reversed to Phase I

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Provision of the current period	6,258,407.30	1,075,469.79	14,898,867.48	22,232,744.57
Provision reversed in current period	4,691,877.08			4,691,877.08
Charge-off of the current period
Write-off of the current period			2,439,628.38	2,439,628.38
Other changes
Balance as at December 31, 2022	10,274,192.44	1,312,828.53	73,641,570.10	85,228,591.07

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(10)	Provision for bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off or	Other	Closing
Category	balance	Provision	or Reversed	write-off	changes	balance
Bad-debt provision for other receivables	70,127,351.96	22,232,744.57	4,691,877.08	2,439,628.38		85,228,591.07
Total	70,127,351.96	22,232,744.57	4,691,877.08	2,439,628.38		85,228,591.07

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

(11)	Other receivables actually verified and canceled of current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Write-off
Items	amount
Other receivables actually written off	2,439,628.38

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(12)	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

				Proportion
				in total
				closing	Closing
				balance	balance of
		Closing		of other	bad-debt
Unit name	Nature of receivable	balance	Aging	receivables	provision
				(%)
Client I	Various types of deposits and guarantees receivable	54,750,000.00	Over 3 years	7.46	547,500.00
Client II	Various types of deposits and guarantees receivable	24,000,000.00	Over 3 years	3.27	240,000.00
Client III	Other receivables	16,972,427.96	Over 3 years	2.31	16,972,427.96
Client IV	Receivables from affiliated parties	12,944,531.11	2-3 years	1.76	12,944,531.11
Client V	Various types of deposits and guarantees receivable	10,000,000.00	1-2 years	1.36	100,000.00
Total	/	118,666,959.07	/	16.16	30,804,459.07

1.	Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

2.	Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

3.	Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

☐	Applicable	√	Not applicable

(13)	Receivables related to government subsidy

☐	Applicable	√	Not applicable

(14)	Other receivables derecognized due to transfer of financial assets

☐	Applicable	√	Not applicable

(15)	Capital and liabilities formed after other accounts receivable transfer and continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

11.	Inventories

(1)	Inventory classification

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance			Opening balance
		Provision for			Provision for
		inventory			inventory
		depreciation or			depreciation or
		provision for			provision for
		impairment			impairment
		of contract			of contract
Item	Book balance	fulfilling costs	Carrying value	Book balance	fulfilling costs	Carrying value
Raw material	8,304,623.79		8,304,623.79	6,493,421.17		6,493,421.17
Inventory goods	10,419,571,039.89		10,419,571,039.89	10,740,019,264.38		10,740,019,264.38
Low-cost consumables	38,713,833.46		38,713,833.46	44,978,521.31		44,978,521.31
Total	10,466,589,497.14		10,466,589,497.14	10,791,491,206.86		10,791,491,206.86

(2)	Provision for inventory depreciation or provision for impairment of contract fulfilling costs

☐	Applicable	√	Not applicable

(3)	Explanation for ending balance of inventories containing capitalized borrowing expense

☐	Applicable	√	Not applicable

(4)	Explanation for the current amortization amount of contract performance cost

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

12.	Contract assets

(1)	Contract assets

☐	Applicable	√	Not applicable

(2)	Significant changes in the carrying value during the reporting period and the reasons

☐	Applicable	√	Not applicable

(3)	Provision of impairment losses of contract assets of the current period

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

13.	Available-for-sale assets

☐	Applicable	√	Not applicable

14.	Non-current assets due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Finance lease receivable due within one year	43,534,741.35	41,563,339.26
Total	43,534,741.35	41,563,339.26

End-of-year significant creditor investments and other creditor investments

☐	Applicable	√	Not applicable

15.	Other current assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Input tax to be certified	1,267,353,243.41	1,644,071,966.91
Input tax to be deducted	187,562,364.10	294,935,904.60
Advance income tax	36,129,348.48	44,161,141.25
Advance payment of other taxes	2,801,052.91	2,262,183.27
Total	1,493,846,008.90	1,985,431,196.03

16.	Creditor investments

(1)	Creditor investments

☐	Applicable	√	Not applicable

(2)	End-of-year significant creditor investments

☐	Applicable	√	Not applicable

(3)	Impairment provision recognized

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

17.	Other creditor investments

(1)	Other creditor investments

☐	Applicable	√	Not applicable

(2)	End-of-year significant other creditor investments

☐	Applicable	√	Not applicable

(3)	Impairment provision recognized

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

18.	Long-term receivables

(1)	Long-term receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance			Opening balance
		Bad debt	Carrying		Bad debt	Carrying	Discount
Items	Book balance	provision	value	Book balance	provision	value	rate interval
Finance lease outlay	264,650,510.99		264,650,510.99	73,044,056.84		73,044,056.84	4.35%-4.90%
Including: unrealized financing income	62,304,995.06		62,304,995.06	17,551,350.54		17,551,350.54
Total	264,650,510.99		264,650,510.99	73,044,056.84		73,044,056.84	/

(2)	Provision for bad debts recognized

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(3)	Long-term derecognized receivables caused by transfer of financial assets

☐	Applicable	√	Not applicable

(4)	Amount of assets and liabilities formed through transfer of long-term receivables and continuous involvement

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

19.	Long-term equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/decrease in the current period
				Investment
				profit and loss	Other		Distribution				Closing
				recognized	comprehensive		of cash	Provision of			balance of
		Increased	Decreased	with the	income	Other equity	dividends	impairment		End of the	provision for
Investee	Opening balance	investment	investment	equity method	adjustments	changes	or profits	losses	Others	period Balance	impairment
I. Cooperative enterprises
Yonghui Fresh Food Development Co., Ltd.	156,722,946.25			-108,103,528.11						48,619,418.14
Subtotal	156,722,946.25			-108,103,528.11						48,619,418.14
II. Joint ventures
Zhongbai Holdings Group Co., Ltd. (“Zhongbai Group”) (Note 1)	1,316,000,000.00		-872,723,474.48	-54,542,383.42		17,363,049.54				406,097,191.64	169,731,374.09
Chengdu Hongqi Chain Co., Ltd. (“Hongqi Chain”)	1,948,635,465.55			101,990,525.37			-3,998,400.00			2,046,627,590.92
Fujian OneBank Co., Ltd. (“OneBank”)	603,152,265.98			9,633,586.03	-866,721.55					611,919,130.46
Xiangcun Gaokao Agricultural Co., Ltd.	286,190,547.42			-36,363,802.38				-196,826,745.04		53,000,000.00	356,747,029.69
Fujian Minwei Industrial Co., Ltd. (Note 2)	86,168,800.44			9,580,006.06		10,825,936.22				106,574,742.72
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	75,656,383.35			-13,784,923.21						61,871,460.14
Beijing Friendship Messenger Trading Co., Ltd.	51,851,641.23			34,331,932.13			-24,300,000.00			61,883,573.36
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	20,309,611.38			10,842,346.87						31,151,958.25
Fanshiyun (Beijing) Retail Technology Co., Ltd. (Note 3)	13,857,400.41		-11,637,042.57	-2,220,357.84
1233 International Supply Chain Management Co., Ltd.	188,857,256.00			2,100,188.93						190,957,444.93
Fujian Lingyu Jinhua Brand Management Co., Ltd.	10,836,515.42			-1,326,034.96			-1,700,000.00			7,810,480.46

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Increase/decrease in the current period
				Investment
				profit and loss	Other		Distribution				Closing
				recognized	comprehensive		of cash	Provision of			balance of
		Increased	Decreased	with the	income	Other equity	dividends	impairment		End of the	provision for
Investee	Opening balance	investment	investment	equity method	adjustments	changes	or profits	losses	Others	period Balance	impairment
Yunda Online (Shenzhen) Technology Development Co., Ltd.	5,533,813.74			-432,535.35						5,101,278.39	3,218,259.25
Origin Country Network Technology (Shanghai) Co., Ltd.	43,983.96			-34,404.51						9,579.45	4,062,445.92
Fujian Enhui Technology Co., Ltd. (Note 4)	601,313.39		-601,313.39	–
Beijing Yonghui Yuanxin Health Technology Co., Ltd.	9,135,462.60			-1,177,840.90						7,957,621.70
Subtotal	4,616,830,460.87		-884,961,830.44	58,596,302.82	-866,721.55	28,188,985.76	-29,998,400.00	-196,826,745.04		3,590,962,052.42	533,759,108.95
Total	4,773,553,407.12		-884,961,830.44	-49,507,225.29	-866,721.55	28,188,985.76	-29,998,400.00	-196,826,745.04		3,639,581,470.56	533,759,108.95

Other disclosures

Note 1:	In 2022, the Group reduced its stake in Zhongbai Group by 19.93% through the centralized trading platform of the Shenzhen Stock Exchange. At the same time, the Group transferred out RMB17,363,049.54 of other equity changes arising from the decrease in the Group’s share of net assets of Zhongbai Group according to the reduction ratio.

Note 2:	In 2022, the other third-party shareholders of Fujian Minwei Industrial Co., Ltd. fulfilled their capital injection obligations, resulting in an increase in the Group’s share of net assets of Minwei Industrial Co., Ltd. and an increase in capital surplus of RMB10,825,936.22.

Note 3:	In 2022, the Group signed a stock transfer agreement with 4Paradigm (Beijing) Technology Co., Ltd., transferring 40% of the shares of Fanshiyun (Beijing) Retail Technology Co., Ltd. held by the Group for a cash consideration of RMB16,489,443.67. After the transfer, the Group no longer holds any equity interest in the Fanshiyun (Beijing) Retail Technology Co., Ltd.

Note 4:	In 2022, the Group signed a stock transfer agreement with a third-party individual, transferring 40% of the shares of Fujian Enhui Technology Co., Ltd. held by the Group for a cash consideration of RMB601,300.00. After the transfer, the Group no longer holds any equity interest in Fujian Enhui Technology Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

20.	Other equity instrument investments

(1)	Other equity instrument investments

☐	Applicable	√	Not applicable

(2)	Non-trading equity instrument investments

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

21.	Other non-current financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Financial assets measured at fair value with changes included in current profits and losses	3,918,000,000.00	4,100,000,000.00
Total	3,918,000,000.00	4,100,000,000.00

Other notes:

☐	Applicable	√	Not applicable

22.	Investment properties

Measurement model for investment properties

(1)	Investment properties measured at cost

Unit: Yuan Currency: RMB

Items	Houses and buildings	Total
I. Original book value
1. Opening balance	397,840,556.69	397,840,556.69
2. Increase in current period
3. Decrease in current period
4. Closing balance	397,840,556.69	397,840,556.69
II. Accumulated depreciation and amortization
1. Opening balance	75,899,172.91	75,899,172.91
2. Increase in current period	10,807,004.14	10,807,004.14
(1) Depreciation or amortization	10,807,004.14	10,807,004.14
3. Decrease in current period
4. Closing balance	86,706,177.05	86,706,177.05
III. Provision for impairment
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
IV. Book value
1. Closing book value	311,134,379.64	311,134,379.64
2. Opening book value	321,941,383.78	321,941,383.78

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investment properties consisting of a partial lease of Yonghui Urban Life Plaza and Dongzhan Commercial Building.

(2)	Investment properties without certificate of title

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

23.	Fixed assets

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Fixed assets	4,114,413,404.13	4,646,074,375.37
Total	4,114,413,404.13	4,646,074,375.37

Other notes:

☐	Applicable	√	Not applicable

Fixed assets

(1)	Fixed assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Houses and	Machinery and	Means of	Electronic	Tools and
Items	buildings	equipment	transport	equipment	instruments	Total
I. Original Book Value:
1. Opening balance	2,769,217,003.06	2,702,087,509.26	306,755,873.81	1,023,025,559.28	2,243,642,296.23	9,044,728,241.64
2. Increase in current period	278,057,656.44	71,652,666.27	3,126,089.81	51,321,058.94	71,711,747.48	475,869,218.94
(1) Purchase	6,138,710.04	22,998,474.53	2,864,974.77	38,918,192.20	31,751,573.81	102,671,925.35
(2) Transferred from work in progress	271,918,946.40	48,654,191.74	261,115.04	12,402,866.74	39,960,173.67	373,197,293.59
3. Decrease in current period		200,770,549.33	4,606,155.04	145,989,967.96	224,428,669.17	575,795,341.50
(1) Disposal or scrapping		200,770,549.33	4,606,155.04	145,989,967.96	224,428,669.17	575,795,341.50
(2) Other decrease
4. Closing balance	3,047,274,659.50	2,572,969,626.20	305,275,808.58	928,356,650.26	2,090,925,374.54	8,944,802,119.08
II. Accumulated depreciation
1. Opening balance	526,570,265.59	1,633,414,303.72	73,042,396.25	716,646,404.64	1,411,556,321.00	4,361,229,691.20
2. Increase in current period	80,755,089.91	308,221,249.61	16,275,093.31	157,476,700.38	271,517,658.11	834,245,791.32
(1) Depreciation	80,755,089.91	308,221,249.61	16,275,093.31	157,476,700.38	271,517,658.11	834,245,791.32
3. Decrease in current period		145,561,040.92	3,269,321.27	122,057,847.22	182,573,296.91	453,461,506.32
(1) Disposal or scrapping		145,561,040.92	3,269,321.27	122,057,847.22	182,573,296.91	453,461,506.32
4. Closing balance	607,325,355.50	1,796,074,512.41	86,048,168.29	752,065,257.80	1,500,500,682.20	4,742,013,976.20

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Houses and buildings	Machinery and equipment	Means of transport	Electronic equipment	Tools and instruments	Total
III. Provision for impairment
1. Opening balance		18,498,545.45	112,407.73	5,564,730.20	13,248,491.69	37,424,175.07
2. Increase in current period		28,611,183.64	67,260.57	5,908,014.04	18,149,916.20	52,736,374.45
(1) Addition		28,611,183.64	67,260.57	5,908,014.04	18,149,916.20	52,736,374.45
3. Decrease in current period		898,957.33	463.46	202,146.80	684,243.18	1,785,810.77
(1) Disposal or scrapping		898,957.33	463.46	202,146.80	684,243.18	1,785,810.77
4. Closing balance		46,210,771.76	179,204.84	11,270,597.44	30,714,164.71	88,374,738.75
IV. Book value
1. Closing book value	2,439,949,304.00	730,684,342.03	219,048,435.45	165,020,795.02	559,710,527.63	4,114,413,404.13
2. Opening book value	2,242,646,737.47	1,050,174,660.09	233,601,069.83	300,814,424.44	818,837,483.54	4,646,074,375.37

(2)	Temporary idle fixed assets

☐	Applicable	√	Not applicable

(3)	Fixed assets acquired from financing lease

☐	Applicable	√	Not applicable

(4)	Fixed assets leased out through operating leases

☐	Applicable	√	Not applicable

(5)	Fixed assets without certificate of title

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Carrying value	Reasons for failure to get the certificates of title
Factories and office buildings of Guizhou Yonghui Logistics Center	279,553,312.80	Processing
Shijiazhuang Minxin Square Housing Property	157,096,064.83	Processing
Rail interface of the underground passage at Nanqiaosi Station, Chongqing Xuanhui Real Estate	26,526,361.18	The Group only has the right to use without ownership.
Office building of Fuping Yonghui Modern Agriculture Development Co., Ltd.	8,934,654.08	Processing

Property rights certificates for Shijiazhuang Minxin Square and Fuping Yonghui Modern Agricultural Development Co., Ltd. office buildings have been obtained prior to the approval date of the financial statements.

Other notes:

☐	Applicable	√	Not applicable

Disposal of fixed asset

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

24.	Construction in progress

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Construction in progress	383,281,366.61	410,335,149.87
Total	383,281,366.61	410,335,149.87

Other notes:

☐	Applicable	√	Not applicable

Construction in progress

(1)	Construction in progress

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance			Opening balance
		Impairment	Carrying		Impairment	Carrying
Items	Book balance	provision	value	Book balance	provision	value
Store decoration	80,602,137.56		80,602,137.56	126,818,264.09		126,818,264.09
Guizhou Logistics Park Industrial Park	15,101,940.23		15,101,940.23	171,652,726.33		171,652,726.33
Information technology upgrade project				5,627,818.78		5,627,818.78
Yonghui Northeast Warehousing Center Construction Project	174,399,580.98		174,399,580.98	87,151,397.84		87,151,397.84
Fujian Yonghui Warehousing Center for New Business Format	71,301,530.89		71,301,530.89	19,084,942.83		19,084,942.83
Phase II of Sichuan Pengzhou Industrial Park	41,876,176.95		41,876,176.95
Total	383,281,366.61		383,281,366.61	410,335,149.87		410,335,149.87

(2)	Changes of major work in progress in the current period

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

				Amount of	Other		Proportion of			Including:
				transferred	decreased		accumulative		Accumulated	amount of	Interest
			Increase in	fixed assets of	amount		total project		amount of	capitalization	capitalization
		Opening	current	current	of current	Closing	investment in	Project	interest	of current	rate in the	Source of
Items	Budget amount	balance	period	period	period	balance	the budget	progress	capitalization	interest	current period	funds
							(%)				(%)
Yonghui Northeast Warehousing Center Construction Project	238,177,616.79	87,151,397.84	87,248,183.14			174,399,580.98	73	99				Self-funded
Guizhou Logistics Park Industrial Park	374,710,200.00	171,652,726.33	125,596,541.43	282,147,327.53		15,101,940.23	79	99				Self-funded
Nantong Logistics Park Warehousing Center Building No. 8	93,971,619.92	16,330,275.23	34,678,899.10			51,009,174.33	54	97				Self-funded
Phase II of Sichuan Pengzhou Industrial Park	311,482,500.00		43,348,929.02		1,472,752.07	41,876,176.95	14	43				Self-funded
Total	1,018,341,936.71	275,134,399.40	290,872,552.69	282,147,327.53	1,472,752.07	282,386,872.49	/	/			/	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)   Provision of impairment losses of construction in progress in current period

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Project materials

(4)   Construction materials

☐	Applicable	√	Not applicable

25.   Productive biological assets

(1)   Productive biological assets measured at cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Planting industry
	Immature
Items	persimmon trees	Total
I. Original book value
1. Opening balance	11,627,554.75	11,627,554.75
2. Increase in current period	1,100,141.87	1,100,141.87
3. Decrease in current period
4. Closing balance	12,727,696.62	12,727,696.62
II. Accumulated depreciation
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
III. Provision for impairment
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
IV. Book value
1. Closing book value	12,727,696.62	12,727,696.62
2. Opening book value	11,627,554.75	11,627,554.75

(2)   Productive biological assets measured at fair value

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

26.   Oil and gas assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

27.   Right-of-use assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Houses and buildings	Total
I. Original book value
1. Opening balance	33,841,230,291.30	33,841,230,291.30
2. Increase in current period	1,760,502,823.69	1,760,502,823.69
(1) Increase	1,760,502,823.69	1,760,502,823.69
3. Decrease in current period	3,113,711,297.51	3,113,711,297.51
(1) Disposal	3,113,711,297.51	3,113,711,297.51
4. Closing balance	32,488,021,817.48	32,488,021,817.48
II. Accumulated depreciation
1. Opening balance	11,541,579,488.39	11,541,579,488.39
2. Increase in current period	2,165,542,154.48	2,165,542,154.48
(1) Addition	2,165,542,154.48	2,165,542,154.48
3. Decrease in current period	1,196,189,721.34	1,196,189,721.34
(1) Disposal	1,196,189,721.34	1,196,189,721.34
4. Closing balance	12,510,931,921.53	12,510,931,921.53
III. Provision for impairment
1. Opening balance	332,489,443.37	332,489,443.37
2. Increase in current period	314,554,050.92	314,554,050.92
(1) Addition	314,554,050.92	314,554,050.92
3. Decrease in current period	87,678,090.15	87,678,090.15
(1) Disposal	87,678,090.15	87,678,090.15
4. Closing balance	559,365,404.14	559,365,404.14
IV. Book value
1. Closing book value	19,417,724,491.81	19,417,724,491.81
2. Opening book value	21,967,161,359.54	21,967,161,359.54

28.   Intangible assets

(1)   Intangible asset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Land use	Patent	Non-patented
Items	right	rights	technologies	Software	Sales network	Total
I. Original book value
1. Opening balance	646,504,068.17	159,739.89	31,193,166.14	1,487,304,658.03	124,688,679.24	2,289,850,311.47
2. Increase in current period	38,360,000.00			37,630,453.46		75,990,453.46
(1) Purchase	38,360,000.00			25,548,924.33		63,908,924.33
(2) Internal R&D				12,081,529.13		12,081,529.13
3. Decrease in current period				1,759,427.68		1,759,427.68
(1) Disposal				1,759,427.68		1,759,427.68
4. Closing balance	684,864,068.17	159,739.89	31,193,166.14	1,523,175,683.81	124,688,679.24	2,364,081,337.25
II. Accumulated amortization
1. Opening balance	145,732,710.98	42,996.66	6,838,228.82	536,015,394.99	30,662,338.04	719,291,669.49
2. Increase in current period	14,085,871.98	13,713.76	6,109,963.71	259,746,658.95	6,499,979.55	286,456,187.95
(1) Addition	14,085,871.98	13,713.76	6,109,963.71	259,746,658.95	6,499,979.55	286,456,187.95
3. Decrease in current period				1,752,557.02		1,752,557.02
(1) Disposal				1,752,557.02		1,752,557.02

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Land use	Patent	Non-patented
Items	right	rights	technologies	Software	Sales network	Total
4. Closing balance	159,818,582.96	56,710.42	12,948,192.53	794,009,496.92	37,162,317.59	1,003,995,300.42
III. Provision for impairment
1. Opening balance					45,123,333.33	45,123,333.33
2. Increase in current period					1,140,000.00	1,140,000.00
(1) Addition					1,140,000.00	1,140,000.00
3. Decrease in current period
(1) Disposal
4. Closing balance					46,263,333.33	46,263,333.33
IV. Book value
1. Closing book value	525,045,485.21	103,029.47	18,244,973.61	729,166,186.89	41,263,028.32	1,313,822,703.50
2. Opening book value	500,771,357.19	116,743.23	24,354,937.32	951,289,263.04	48,903,007.87	1,525,435,308.65

Intangible assets formed through internal research and development accounted for 6.66% of the balance of intangible assets at the end of the period

(2)   Land usage right without certificate of title

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Reasons for failure to get
Items	Carrying value	the certificates of title
Guizhou Logistics Park	38,360,000.00	In the process of handling

Other notes:

☐	Applicable	√	Not applicable

29.   Development expenditures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in
		current period	Decrease in Current Period
				Transferred
		Internal	Recognized	into losses
	Opening	development	as intangible	and profits in	Closing
Items	balance	expenses	assets	current period	balance
Internal software development		17,353,556.52	6,453,710.35		10,899,846.17
Total		17,353,556.52	6,453,710.35		10,899,846.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

30.	Goodwill

(1)	Original book value of goodwill

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in	Decrease in
		the current	the current
		period	period
		Formed by	Provision of
Name of invested entity or	Opening	business	impairment	Closing
matter forming goodwill	balance	merger	losses	balance
Shanghai Dongzhan International Trade Co., Ltd.	3,661,378.25			3,661,378.25
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	309,118,158.17			309,118,158.17

(2)	Provision for goodwill impairment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of invested		Increase in the	Decrease in the
entity or matter	Opening	current period	current period	Closing
forming goodwill	balance	Provision	Disposal	balance
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	305,456,779.92			305,456,779.92

(3)	Information about the asset group or portfolio of asset groups where goodwill is located

☐	Applicable	√	Not applicable

(4)	Explanation of the goodwill impairment testing process, key parameters (such as forecast period growth rate, stable period growth rate, profit margin, discount rate, and forecast period, etc., if applicable), and methods for recognizing goodwill impairment loss

☐	Applicable	√	Not applicable

(5)	Impact of goodwill impairment testing

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

31.	Long-term unamortized expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Amortization
		Increase in	amount in		Provision of
	Opening	current	current	Other	impairment	Closing
Items	balance	period	period	decreases	losses	balance
Renovation costs of rented store	3,438,297,085.80	325,698,395.43	667,291,716.71	164,093,022.97	69,950,490.22	2,862,660,251.33
Decoration expenses for Nantong Logistics Park project	31,696,061.52	1,326,167.89	5,789,259.24			27,232,970.17
Decoration expenses for East China Logistics Park	12,495,888.10	91,965.24	2,026,094.55			10,561,758.79
Total	3,482,489,035.42	327,116,528.56	675,107,070.50	164,093,022.97	69,950,490.22	2,900,454,980.29

Other notes:

The decrease in long-term prepaid expenses for the year is due to the closure of certain stores.

32.	Deferred tax assets/Deferred tax liabilities

(1)	Deferred income tax assets not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Deductible		Deductible
	temporary	Deferred	temporary	Deferred
Items	differences	tax asset	differences	tax asset
Provision for impairment of assets	1,022,982,930.42	218,923,655.88	986,612,162.81	185,677,515.48
Unrealized profits in internal transaction	28,258,325.26	7,064,581.31	40,622,102.73	10,155,525.69
Deductible loss	2,120,796,624.40	489,896,401.87	2,371,321,390.45	545,288,112.14
Lease liabilities	16,620,946,455.26	3,444,682,630.04	17,098,796,792.01	3,560,224,981.50
Provision for impairment of credit	224,021,895.98	45,936,716.51	191,562,369.81	38,988,455.63
Estimated liabilities	2,407,083.35	361,062.50	2,740,384.12	505,635.62
Reward points program	30,168,728.86	6,319,559.03	29,168,757.37	5,847,123.91
Total	20,049,582,043.53	4,213,184,607.14	20,720,823,959.30	4,346,687,349.97

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Deferred income tax liabilities not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Temporary		Temporary
	taxable	Deferred	taxable	Deferred
Items	difference	tax liabilities	difference	tax liabilities
Estimated value added of the assets in business combination not under same control	502,024,923.43	125,506,230.86	684,761,996.23	171,190,499.06
Profits and losses from changes in fair value	668,222,799.20	158,910,861.58	1,074,164,007.75	253,147,239.81
One-time deduction of fixed assets	371,560,344.15	70,400,175.07	649,957,740.00	126,104,146.83
Receivable from finance lease payments	44,102,634.67	9,986,264.27	62,371,748.65	14,661,750.15
Right-of-use assets	13,186,384,240.43	2,736,149,492.55	14,043,209,983.69	2,918,453,404.70
Total	14,772,294,941.88	3,100,953,024.33	16,514,465,476.32	3,483,557,040.55

(3)	Deferred income tax assets or liabilities listed with the net amount after being offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount not		Amount not
	Offset in	Closing Balance	Offset in	Closing Balance
	the Period of	of Offset	the Period of	of Offset
	Deferred Income	Deferred Income	Deferred Income	Deferred Income
	Tax Assets and	Tax Assets or	Tax Assets and	Tax Assets or
Items	Liabilities	Liabilities	Liabilities	Liabilities
Deferred tax asset	2,974,769,914.96	1,238,414,692.18	3,310,662,181.26	1,036,025,168.71
Deferred tax liabilities	2,974,769,914.96	126,183,109.37	3,310,662,181.26	172,894,859.29

(4)	Details of unrecognized deferred tax assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Deductible temporary differences	2,249,012,729.65	1,919,864,334.95
Deductible loss	7,981,292,888.03	5,910,552,113.05
Total	10,230,305,617.68	7,830,416,448.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5)	Deductible losses of unconfirmed deferred income tax assets will be expired in the following listed year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Year	Closing Balance	Opening Balance	Comments
Year 2022		150,240,764.94
Year 2023	677,860,363.11	641,389,976.35
Year 2024	1,433,451,155.15	1,426,277,987.99
Year 2025	1,220,976,236.86	1,274,737,823.74
Year 2026	2,400,282,148.31	2,417,905,560.03
Year 2027	2,248,722,984.60
Total	7,981,292,888.03	5,910,552,113.05	/

Other disclosure:

☐	Applicable	√	Not applicable

33.	Other non-current assets

☐	Applicable	√	Not applicable

34.	Short-term borrowings

(1)	Classification of short-term borrowings

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	6,528,480,368.69	10,947,557,472.21
Total	6,528,480,368.69	10,947,557,472.21

Descriptions for categories of short-term loans:

The Group had had no overdue short-term borrowings as of December 31, 2022 and December 31, 2021

(2)	Overdue unliquidated short-term loans

☐	Applicable	√	Not applicable

The significant overdue and unpaid short-term borrowings are as follows:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

35.	Trading financial liabilities

☐	Applicable	√	Not applicable

36.	Derivative financial liabilities

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

37.	Notes payable

(1)	List of notes payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Category	Closing balance	Opening balance
Commercial acceptance bill		33,000,000.00
Total		33,000,000.00

There is no unpaid mature notes payable at the end of this period.

38.	Accounts payable

(1)	Presentation of accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Payment for goods	12,155,435,663.28	12,518,578,825.59
Total	12,155,435,663.28	12,518,578,825.59

The Group had had no significant accounts payable with an aging of more than one year as of December 31, 2022 and December 31, 2021.

(2)	Significant accounts payable with more than one-year aging

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

39.	Advance receipts

(1)	Presentation of receivables in advance

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payment of rent and other expenses from the lessee	196,630,132.94	199,815,968.65
Total	196,630,132.94	199,815,968.65

(2)	Significant accounts collected in advance with an aging of more than one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Reason for outstanding
Items	Closing balance	payment or carry-over
Prepaid rent from lessees	23,493,165.89	Services not yet provided
Total	23,493,165.89	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

☐	Applicable	√	Not applicable

40.	Contract liabilities

(1)	Contractual liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payments from customers	4,725,011,338.79	4,168,427,116.82
Reward points program	41,497,236.68	42,813,907.80
Advance payment of supplier service fees	60,091,972.32	91,833,351.24
Total	4,826,600,547.79	4,303,074,375.86

(2)	Significant changes in the carrying value during the reporting period and the reasons

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

41.	Employee compensation payable

(1)	List of payrolls payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
I. Short-term payrolls	624,061,025.89	7,827,138,448.47	7,784,181,127.22	667,018,347.14
II. Post-employment benefits Interest – Provision for set deposits	39,058,992.84	789,037,553.24	741,522,575.65	86,573,970.43
III. Dismiss welfare	2,165,732.45	26,660,670.73	24,103,834.55	4,722,568.63
Total	665,285,751.18	8,642,836,672.44	8,549,807,537.42	758,314,886.20

(2)	List of short-term payroll

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
I. Salaries, bonuses, allowances and subsidies	569,420,279.38	6,862,491,675.80	6,828,917,569.42	602,994,385.76
II. Employee services and benefits	1,408,125.00	287,300,825.88	282,286,925.42	6,422,025.46
III. Social Insurance	24,862,699.39	479,753,076.34	480,908,115.09	23,707,660.64
Include: medical insurance premiums	19,608,001.18	451,498,899.10	450,416,202.56	20,690,697.72

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
Work injury insurance premium	1,927,595.91	19,963,860.77	19,813,531.43	2,077,925.25
Maternity insurance premiums	3,327,102.30	8,290,316.47	10,678,381.10	939,037.67
IV. Housing provident fund	4,340,381.17	158,432,206.22	155,856,112.82	6,916,474.57
V. Labor union expenditure and employee education expenses	24,029,540.95	39,160,664.23	36,212,404.47	26,977,800.71
Total	624,061,025.89	7,827,138,448.47	7,784,181,127.22	667,018,347.14

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	List of withdrawal and deposit plan

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
1. Basic endowment insurance	36,800,432.33	764,341,579.08	717,170,487.04	83,971,524.37
2. Unemployment insurance premium	2,258,560.51	24,695,974.16	24,352,088.61	2,602,446.06
Total	39,058,992.84	789,037,553.24	741,522,575.65	86,573,970.43

Other notes:

☐	Applicable	√	Not applicable

42.	Taxes payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
VAT	138,180,271.36	96,701,387.72
Corporate Income Tax	22,720,511.72	40,140,539.85
Personal income tax	15,330,684.42	17,353,270.53
Urban maintenance and construction tax	8,421,980.54	11,040,529.90
Maintenance fees for river and sea embankments	22,197,289.42	20,081,784.29
Housing property tax	3,417,321.03	3,580,870.82
Education Surcharge	6,991,849.55	11,227,948.43
Others	12,346,822.24	2,723,685.92
Total	229,606,730.28	202,850,017.46

43.	Other payables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Dividends payable		12,000,000.00
Other payables	1,899,603,590.71	2,749,266,270.83
Total	1,899,603,590.71	2,761,266,270.83

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

Interest payable

(1)	Presentation by category

☐	Applicable	√	Not applicable

Dividends payable

(2)	Presentation by category

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Dividends to minority shareholders		12,000,000.00
Total		12,000,000.00

Other payables

(1).	Other payables listed by nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Accrued expenses for store rent, electricity, freight, and other expenses	1,016,060,791.93	1,155,109,363.42
Equipment and engineering payments	210,137,462.48	588,253,490.87
Deposits and guarantees	445,267,593.23	471,705,601.32
Investment section		246,944,000.00
Others	228,137,743.07	287,253,815.22
Total	1,899,603,590.71	2,749,266,270.83

(2).	Other significant payables with more than one-year aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Reason for outstanding
Items	Closing balance	payment or carry-over
PARKnSHOP (China) Investment Co., Ltd.	46,969,371.21	Fund lending/borrowing
Total	46,969,371.21	/

Other notes:

☐	Applicable	√	Not applicable

44.	Liabilities held for sale

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

45.	Non-current liabilities due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Long-term borrowings due within one year	141,246,585.00	30,030,833.33
Lease liabilities due within 1 year	1,870,617,070.60	2,039,820,377.09
Total	2,011,863,655.60	2,069,851,210.42

46.	Other current liabilities

Other current liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Amount of tax to be written off	460,794,502.35	390,433,950.39
Total	460,794,502.35	390,433,950.39

The increases and reductions of short-term bonds payable:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

47.	Long-term borrowings

(1).	Classification of long-term loans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	2,070,085,001.67	1,021,069,722.22
Total	2,070,085,001.67	1,021,069,722.22

Other descriptions, including the interest rate range:

☐	Applicable	√	Not applicable

48.	Bonds payable

(1).	Bonds payable

☐	Applicable	√	Not applicable

(2).	Increase and decrease of bonds payable (excluding the preference shares, perpetual capital securities and other financial instruments classified as financial liabilities)

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Explanation of conversion conditions and conversion time for convertible corporate bonds

☐	Applicable	√	Not applicable

(4).	Description on other financial instruments classified as financial liabilities

Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Descriptions of the other financial tools in financial liabilities:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

49.	Lease liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Houses and buildings	24,981,451,232.22	26,866,381,468.91
Less: Lease liabilities due within one year	1,870,617,070.60	2,039,820,377.09
Total	23,110,834,161.62	24,826,561,091.82

50.	Long-term payables

Itemized list

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Long-term accounts payable

(1).	List of long-term payables according to nature of funds

☐	Applicable	√	Not applicable

Special accounts payable

(2).	Special payables categorized by nature of payment

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

51.	Long-term payroll payable

☐	Applicable	√	Not applicable

52.	Estimated liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Closing balance	Cause
Pending Litigation and Arbitration	3,628,259.35	7,383,565.56	Litigation involved
Total	3,628,259.35	7,383,565.56	/

Other descriptions, including the descriptions of relevant important assumptions and estimations of important accrued liabilities:

The year-end balance of contingent liabilities arises from disputes related to house lease and payment of goods.

53.	Deferred income

Deferred income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in	Decrease in
	Opening	the current	the current	Closing
Items	balance	period	period	balance	Cause
Governmental subsidy	118,370,289.79		13,870,029.94	104,500,259.85	Received governmental subsidy related to assets
Total	118,370,289.79		13,870,029.94	104,500,259.85	/

Items involved in governmental subsidies:

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

Liability item	Opening balance	Newly increased subsidy amount in current period	Amount of non-operating income included in current period	Amount included in other incomes in current period	Other changes	Closing balance	Assets-related/ Income-related
Yonghui Logistics Phase I Project Industrial Support Funds	45,486,857.04			1,421,464.32		44,065,392.72	Asset-related
Chongqing Yonghui Urban Life Plaza Project	31,113,216.34			1,121,196.96		29,992,019.38	Asset-related
Subsidy from Cuozhen Town People’s Government	15,220,088.13			502,113.48		14,717,974.65	Asset-related
Yonghui Superstores Cold Chain Logistics Terminal Standardization Construction Project for 2017	2,600,000.58			2,600,000.58			Asset-related
Shapingba District Treasury – Supply Chain Project Subsidies	1,533,333.28			799,999.38		733,333.90	Asset-related
Fujian Yonghui Logistics Warehousing Center	2,000,000.08			399,999.96		1,600,000.12	Asset-related
Refund of Yonghui Headquarters Construction Supporting Fees	2,599,832.66			93,687.60		2,506,145.06	Asset-related
Pilot Project for Supply Chain System Construction	1,481,666.74			507,999.96		973,666.78	Asset-related
Energy Management Center Project	418,336.08			418,336.08			Asset-related
Subsidies for Supply Chain System Construction	1,233,333.30			399,999.96		833,333.34	Asset-related
Equipment Acquisition Subsidies	408,000.00			288,000.00		120,000.00	Asset-related
Provincial Cold Chain Logistics Special Fund for 2017	479,999.92			80,000.04		399,999.88	Asset-related
Fund for the Construction of Important Product Traceability System	295,501.26			154,174.44		141,326.82	Asset-related
Subsidy for Lugu Store Poverty Alleviation Project	44,951.01			28,387.18		16,563.83	Asset-related
Supply Chain System Construction Project of Kunshan Bureau of Commerce	2,000,000.00			1,500,000.00		500,000.00	Asset-related
Subsidy for Supply Chain System Construction Project of Nanjing Jiangbei New District Management Committee Finance Bureau	1,445,999.94			482,000.04		963,999.90	Asset-related

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Liability item	Opening balance	Newly increased subsidy amount in current period	Amount of non-operating income included in current period	Amount included in other incomes in current period	Other changes	Closing balance	Assets-related/ Income-related
Subsidy for Supply Chain System Construction Project of Fuzhou City	5,333,333.40			1,599,999.96		3,733,333.44	Asset-related
Subsidy for Supply Chain System Construction Project of Nantong Town Financial Office, Minhou County	3,351,790.07			1,031,319.96		2,320,470.11	Asset-related
Subsidy for Zhejiang Agricultural Product Supply Chain Construction	1,324,049.96			441,350.04		882,699.92	Asset-related
Total	118,370,289.79			13,870,029.94		104,500,259.85

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

54.	Other non-current liabilities

☐	Applicable	√	Not applicable

55.	Capital stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/Decrease (+, -)
	Opening balance	New issue	Share donation	Share converted from reserved funds	Others	Subtotal	Closing balance
Total number of shares	9,075,036,993.00						9,075,036,993.00

56.	Other equity instruments

(1).	Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

(2).	Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Other descriptions for change situations and reasons on increase and decrease of equity instruments in current period, and relevant accounting treatment basis:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

57.	Capital reserves

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Capital premium (share capital premium)	3,372,208,364.38			3,372,208,364.38
Other capital reserves	903,936,447.42	28,188,985.76	12,211,255.70	919,914,177.48
Total	4,276,144,811.80	28,188,985.76	12,211,255.70	4,292,122,541.86

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Note:	As stated in Note VII, 19 notes 1 and 2, the related matters resulted in an increase of RMB28,188,985.76 in capital reserves – Others.

As stated in Note IX, 2, the aforementioned items resulted in a decrease of RMB12,211,255.70 in capital surplus – Others.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

58.	Treasury stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Equity incentive buyback		263,483,654.25		263,483,654.25
Total		263,483,654.25		263,483,654.25

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

On August 8, 2022, the Company held the 3rd meeting of the fifth Board of Directors and approved the Proposal on Repurchasing Shares through centralized bidding trading. It was decided to use own funds not exceeding RMB700 million to repurchase shares at a price not exceeding RMB5 per share, with the buyback period from August 8, 2022 to August 7, 2023. As of December 31, 2022, the Company has cumulatively bought back 85,604,728 shares through centralized bidding, accounting for 0.94% of the total share capital of the Company. The lowest transaction price was RMB2.86 per share, and the highest transaction price was RMB3.39 per share. The total amount paid for the buy-back was RMB263,483,654.25.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

59.	Other comprehensive income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Amount before income tax in the current period	Less: transferring other comprehensive income recorded in the last period into the profit and loss of current period	Amount of current period Less: transferring other comprehensive income recorded in the last period into the retained earnings of current period	Less: income tax expense	Attributable to parent company after tax	Attributable to minority shareholders after tax	Closing balance
I. Other comprehensive income that cannot be re-classified into profits and losses
II. Other comprehensive income to be re-classified into profits and losses	1,494,334.19	-1,054,073.47				-1,054,073.47		440,260.72
Including: other comprehensive incomes that can be transferred into profit and loss under the equity method	1,652,642.73	-866,721.55				-866,721.55		785,921.18
Balance arising from the translation of foreign currency financial statements	-158,308.54	-187,351.92				-187,351.92		-345,660.46
Total of other comprehensive income	1,494,334.19	-1,054,073.47				-1,054,073.47		440,260.72

60.	Special reserves

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

61.	Surplus reserves

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Statutory surplus reserve	1,103,806,707.15	9,468,553.39		1,113,275,260.54
Total	1,103,806,707.15	9,468,553.39		1,113,275,260.54

Surplus reserves descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Note:	According to the Company Law and the article of associations, the statutory surplus reserve is appropriated by the Company by 10% of the net profit. The Company may stop appropriation if the accumulative balance of the statutory reserve fund has already accounted for over 50% of the Company’s registered capital.

After appropriating the legal accumulation fund, the Company is allowed to appropriate any accumulation fund. Upon approval, the Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company.

62.  Undistributed profits

√	Applicable	☐	Not applicable

  Unit: Yuan Currency: RMB

Items	Current period	Last period
Undistributed profits at the end of last period before adjustment	-3,797,684,715.49	3,886,681,562.18
Total opening undistributed profits during adjustment (increase is indicated by “+”, and decrease is indicated by “-”)		-3,484,049,730.53
Undistributed profits at the beginning of the year after adjustment	-3,797,684,715.49	402,631,831.65
Add: net profit attributable to the owner of parent company in current period	-2,763,166,060.87	-3,943,871,849.80
Less: appropriation to statutory surplus reserves	9,468,553.39	82,842,151.71
Ordinary stock dividends payable	181,500,739.86	173,602,545.63
Undistributed profit at the end of the period	-6,751,820,069.61	-3,797,684,715.49

63.  Operating revenue and operating costs

(1).  Operating revenue and costs

√	Applicable	☐	Not applicable

      Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	84,128,127,095.62	72,065,720,723.20	84,957,828,262.31	73,589,282,912.20
Other business	5,962,692,300.52	294,869,404.88	6,104,066,049.82	437,929,346.10
Total	90,090,819,396.14	72,360,590,128.08	91,061,894,312.13	74,027,212,258.30

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Operating Revenue Deduction Statement

Unit: ’0,000 Yuan Currency: RMB

Items	Current year	Specific deductions	Last year	Specific deductions
Operating revenue amount	9,009,081.94		9,106,189.43
Total amount of deducted items from operating revenue	21,709.14		24,480.1
Percentage of total amount of items deducted from operating income to operating income (%)	0.24		0.27	/
I. Non-core Business Income
1. Other business income unrelated to normal operations. such as rental of fixed assets, intangible assets, packing materials, sale of materials, non-monetary asset exchanges using materials, income from entrusted management services, and other income included in the main operating income but unrelated to the normal operations of the listed company.	17,688.57	Sales revenue from waste paper and scraps: RMB176.4799 million, as well as trustee fee income of RMB0.4058 million	19,154.75	Sales revenue from waste paper and scraps: RMB190.8954 million, as well as trustee fee income of RMB0.6521 million
2. Income from non-qualified financial business activities, such as interests income from funds borrowed; income generated from non-qualified financial businesses introduced in the current and previous fiscal years, such as guarantee, factoring, microloans, finance leasing, pawnbroking, etc., excluding finance leasing activities conducted for the purpose of selling main products.
3. Income generated from new trade business in the current and previous fiscal years.
4. Income generated from related-party transactions unrelated to the Company’s existing normal business operations.	4,020.57	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.	5,325.35	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.
5. Income of subsidiary companies consolidated under the same control from the beginning of the period to the consolidation date.
6. Income generated from business activities that have not formed or have difficulty forming a stable business model.
Subtotal of non-core business income	21,709.14		24,480.10

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Current year	Specific deductions	Last year	Specific deductions
II. Income without Substantive Commercial Nature
1. Income generated from transactions or events that do not significantly change the future cash flow of the company in terms of risk, timing, or amount.
2. Income generated from transactions without genuine business activities, such as false income realized through self-trading, and false income generated through the use of internet technology or other methods to construct transactions.
3. Income generated from business activities with unfair transaction prices.
4. Income generated from subsidiary companies or businesses acquired during the current fiscal year at unfair consideration or non-transaction methods.
5. Income involved in non-standard audit opinions in the audit report.
6. Income generated from other transactions or events without commercial rationality.
Subtotal of income without substantive commercial nature
III. Other Income Unrelated to or without Substantive Commercial Nature of the Core Business
Operating revenue after deductions	8,987,372.80		9,081,709.33

Note 1:	The deducted income in the current year, in addition to regular business income, includes sales revenue from waste paper and scraps: RMB176.4799 million (2021: RMB190.8954 million), as well as trustee fee income: RMB0.4058 million (2021: RMB0.6521 million). Yonghui Superstores Co., Ltd.’s main business includes the sale of fresh products, food supplies, clothing, and related promotional services, logistics and distribution, property purchase and rental, etc. The above-mentioned income is unrelated to the core business and is deducted.

Note 2:	The non-operating income deducted in the current year, which is unrelated to the existing normal operating business, generated from related-party transactions amounts to RMB40.2057 million (2021: RMB53.2535 million). This portion represents income obtained by the Group from providing financial shared services and information system services to affiliated parties, which are unrelated to the main business and therefore deducted.

Note 3:	The Group’s factoring and small loans business has been conducted since 2017 and is not a newly added non-financial business in the current and previous fiscal years, so the related income does not require deduction.

Note 4:	Apart from the above, the Group has no other non-core business income or income without substantive commercial nature that needs to be deducted.

(3).	Conditions of incomes generated by contract

☐	Applicable	√	Not applicable

Explanation of revenue generated from contracts:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Description of performance obligations

☐	Applicable	√	Not applicable

(5).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

64.	Taxes and surcharges

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Urban maintenance and construction tax	42,820,977.85	49,944,537.60
Education Surcharge	30,507,599.49	39,580,546.58
Housing property tax	27,787,249.03	29,173,671.38
Land use tax	6,435,328.01	6,282,588.02
Stamp duty	58,209,315.28	50,995,772.71
Flood control fees	28,281,587.08	24,875,179.81
Others	10,248,627.51	12,087,922.01
Total	204,290,684.25	212,940,218.11

65.	Sales expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	6,894,456,729.72	7,046,857,303.99
Depreciation and amortization	3,352,286,549.67	3,552,285,375.38
Water and electricity fees and fuel expenses	1,435,149,314.69	1,379,250,486.39
Freight and warehousing service fees	1,124,809,975.36	1,235,941,963.87
Rent and property management fees	646,063,414.92	750,713,040.72
Business publicity expense	523,708,654.82	539,686,946.80
Cleaning fees	459,319,319.85	522,660,045.32
Low-cost consumables	383,679,370.32	489,632,689.54
Repair fees	290,459,146.49	342,255,794.69
Platform service fee	324,353,724.68	285,958,224.26
Office expenses such as car, travel, and communication expenses	164,065,892.28	192,986,250.12
Others	251,385,598.09	291,279,947.52
Total	15,849,737,690.89	16,629,508,068.60

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

66.	Administrative expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	1,306,796,064.66	1,197,805,771.55
Depreciation and amortization	316,565,974.34	307,727,664.43
Costs of wear and tear of commodities	189,586,964.39	212,270,303.09
Rent and property management fees	23,359,209.11	61,445,423.78
Office expenses such as car, travel, and communication expenses	76,451,781.43	124,038,919.26
Consulting, audit, legal, and other intermediary service expenses	41,561,506.24	73,524,424.83
Low-cost consumables	30,102,567.07	22,029,683.00
Equity incentives		11,565,233.98
Others	61,992,033.69	145,048,567.96
Total	2,046,416,100.93	2,155,455,991.88

67.	Research and development expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Employee compensation	419,095,163.99	385,006,006.42
Depreciation & Amortization	35,174,423.30	23,975,573.56
Office expenses such as car, travel, and communication expenses	24,573,999.83	17,892,281.13
Low-cost consumables	886,829.36	1,150,762.14
Others	2,168,018.56	82,844.96
Total	481,898,435.04	428,107,468.21

68.	Financial expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Interest expense	1,556,082,561.75	1,677,039,950.99
Less: interest income	201,725,230.95	292,633,975.09
Exchange gains and losses	-2,057,174.07	1,823,788.56
Service fees and others	185,897,135.79	165,463,912.02
Total	1,538,197,292.52	1,551,693,676.48

Note: This year, interest expenses include interest expenditure on lease liabilities amounting to RMB1,257,899,530.25.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

69.	Other income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Governmental subsidy	208,831,135.67	178,841,982.84
Return of individual income tax withheld service changes withheld and remitted	3,116,184.84	4,615,700.99
Total	211,947,320.51	183,457,683.83

70.	Investment income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Long-term equity investment income measured with equity method	-49,507,225.29	-49,185,860.49
Investment income for disposing long-term equity investment production	-28,804,251.10	40,869,144.79
Investment income of trading financial assets during the holding period	-26,966,353.53	132,419,255.68
Investment income of non-current financial assets during holding period		67,910,214.00
Total	-105,277,829.92	192,012,753.98

71.	Income from net exposure hedging

☐	Applicable	√	Not applicable

72.	Fair value changes in equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Sources generating income	Amount of	Amount of
from changes in fair value	current period	last period
Trading financial assets	-601,461,962.47	-642,061,075.16
Other non-current financial assets	6,781,795.03	263,534,314.84
Total	-594,680,167.44	-378,526,760.32

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

73.	Impairment loss

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Bad debt loss of accounts receivable	44,438,621.48	28,433,783.51
Bad debt loss of other receivables	17,540,867.49	8,624,831.94
Bad debt losses on loans	45,246,646.85	75,322,082.56
Bad debt losses on factored receivables	12,734,502.35	45,049,155.91
Total	119,960,638.17	157,429,853.92

74.	Asset impairment loss

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
I. Bad-debt losses
II. Loss on inventory valuation or impairment loss of contract fulfilling costs
III. Impairment Loss on Long-term Equity Investments	196,826,745.04	325,569,066.62
IV. Impairment Loss on Investment Properties
V. Impairment losses on fixed assets	52,736,374.45	37,424,175.07
VI. Impairment Loss of Engineering Material
VII. Impairment Loss on Work in Progress
VIII. Impairment Loss of Productive Biological Asset
IX. Impairment Loss on Oil and Gas Assets
X. Impairment Loss on Intangible Assets	1,140,000.00	25,373,333.33
XI. Goodwill impairment loss		117,669,866.54
XII. Others
XIII. Impairment Loss on Right- of-Use Assets	314,554,050.92	212,171,440.65
XIV. Impairment Loss on Long- term Prepaid Expenses	69,950,490.22	59,228,474.07
Total	635,207,660.63	777,436,356.28

Other notes:

During the year, the Group recognized RMB69,950,490.22 of impairment losses on long-term prepaid expenses, RMB52,736,374.45 of impairment losses on fixed assets, and RMB314,554,050.92 of impairment losses on right-of-use assets. The impairment provisions were made due to the recoverable amounts being lower than the carrying amounts of the related leased store assets of the Group. Recoverable amounts are determined based on the higher of the present value of expected future cash flows and the fair value less disposal costs of the asset group. The asset group mainly consists of fixed assets of leased stores, right-of-use assets, and long-term prepaid expenses. An 11.0% discount rate (December 31, 2021: 12.5%) was used to determine the present value of expected future cash flows of the asset group.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

75.	Gains on disposal of assets

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Loss on disposal of fixed assets	-28,166,889.98	-52,848,517.31
Disposal loss on intangible assets	-13,017.82	-974.60
Gains on disposals of rights-of-use-assets	363,888,069.30	106,213,567.40
Total	335,708,161.50	53,364,075.49

76.	Non-operating income

Non-operating income

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

			Amount included
			in the non-
			recurring profit
	Amount of	Amount of	and loss of the
Items	current period	last period	current period
Compensation income	192,231,769.01	227,085,191.51
Cash overage	857,859.48	1,155,687.16
Accounts payable that can’t be paid	82,100,945.92	35,508,692.36	82,100,945.92
Others	56,902,735.11	80,196,573.08	56,902,735.11
Total	332,093,309.52	343,946,144.11	139,003,681.03

Governmental subsidies included in current profits and losses

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

77.	Non-operating expenses

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

			Amount included
			in the non
			recurring profit
	Amount of	Amount of	and loss of the
Items	current period	last period	current period
Total losses on disposal of non-current assets	127,897,871.37	133,781,977.67	127,897,871.37
External donation	2,598,649.60	2,678,137.16	2,598,649.60
Compensation and litigation expenses, etc	108,549,070.21	95,487,107.10	108,549,070.21
Others	13,741,763.02	6,489,823.97	13,741,763.02
Total	252,787,354.20	238,437,045.90	252,787,354.20

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

78.	Income tax expense

(1).	Table of income tax expenses

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Current income tax expenses	30,300,421.54	118,314,551.71
Deferred income tax expenses	-249,101,273.39	-345,808,571.15
Total	-218,800,851.85	-227,494,019.44

(2).	Adjustment of accounting profits and income tax expenses

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

Amount of
Items	current period
Total profit	-3,218,475,794.40
Income tax expense calculated as per legal/applicable tax rate	-804,618,948.60
Impact on different applicable rates in subsidiary	108,718,329.72
Impact on adjustment of income tax in last period	983,902.42
Impact on nontaxable income	-69,784,596.70
Impact on nondeductible cost, expense and loss	7,519,861.46
Impact on deductible loss of unrecognized assets from deferred income tax in the previous period	-19,621,745.62
Impact on deductible transient difference or deductible loss of unconfirmed assets from deferred income tax in the current period	550,246,123.83
Profit/(Loss) attributable to Cooperative Enterprises and Joint Ventures	7,756,221.64
Income tax expenses	-218,800,851.85

Other notes:

☐	Applicable	√	Not applicable

79.	Other comprehensive income

√	Applicable	☐	Not applicable

See Note VII, 59 of Section IX for details

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

80. Cash flow statement items

(1).	Other cash receipts relating to operating activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Governmental subsidy	198,077,290.57	170,880,450.07
Interest income of bank deposit	236,474,211.69	327,484,533.35
Income from compensation, etc.	192,231,769.01	227,085,191.51
Deposits and guarantees, etc.	67,761,561.38	130,645,947.41
Cash overage	857,859.48	1,155,687.16
Collection of receivables		127,452,500.09
Repayments of loans from small loan and factoring companies in Chongqing	633,902,529.57	1,959,038,319.55
Others	56,902,735.11	76,843,945.51
Total	1,386,207,956.81	3,020,586,574.65

(2).	Other cash payments relating to operating activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Sales expenses, administrative expenses, and research and development expenses	5,990,148,571.44	6,530,210,224.44
Financial expenses – financial service fees	185,897,135.79	165,463,912.02
Expenditure on donation	2,598,649.60	2,678,137.16
Penalties, compensation, overdue fine and other non-operating expenses	118,535,527.02	98,348,671.72
Deposits and reserves, etc.	26,438,008.09	33,439,452.14
Payment of letters of guarantee and security for costs		70,409,194.65
Total	6,323,617,891.94	6,900,549,592.13

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Other cash received relating to investment activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Financial products recovered	1,942,083,905.78	1,589,421,555.93
Receipt of investment income from financial management	365,978,129.93	131,898,172.96
Receipt of cash dividends from non-current financial assets during the holding period		67,910,214.00
Redemption of fixed-term deposits		685,906,973.39
Receipt of cash dividends from trading financial assets during the holding period		521,082.72
Total	2,308,062,035.71	2,475,657,999.00

(4).	Other paid cash relating to investment activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Purchase of bank wealth management, asset management, and trust products	2,450,000,000.00	1,966,236,083.15
Total	2,450,000,000.00	1,966,236,083.15

(5).	Other received cash relating to financing activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Receipt of lease payments from finance leases	54,280,019.15	39,947,401.43
Total	54,280,019.15	39,947,401.43

(6).	Other paid cash relating to financing activities

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Share buy-backs	263,483,654.25	1,160,116,610.88
Payment of employee’s withdrawal share		215,833,173.64
Cash paid to acquire minority interests	2,980,000.00
Payment of fixed rent for non-exempt lease contracts	3,046,511,329.10	3,104,100,299.39
Total	3,312,974,983.35	4,480,050,083.91

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

81.	Supplementary information for cash flow statement

(1).	Supplementary data to cash flow statement

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Supplementary information	Amount of current period	Amount of last period
1. Cash flows converted from net profits for business operation activities:
Net profit	-2,999,674,942.55	-4,494,578,709.02
Plus: provision for impairment of assets	635,207,660.63	777,436,356.28
Credit impairment loss	119,960,638.17	157,429,853.92
Depreciation of fixed assets, depreciation of oil & gas assets, and depreciation of productive biological assets	834,245,791.32	950,981,284.60
Amortization of right-of-use assets	2,165,542,154.48	2,227,949,432.01
Amortisation of intangibles	286,456,187.95	266,597,979.61
Depreciation and amortization of investment properties	10,807,004.14	10,807,004.14
Amortization of long-term deferred expenses	675,107,070.50	694,009,705.62
Losses on the disposal of fixed assets, intangible assets and other long-term assets (profit is indicated by “-”)	-335,708,161.50	-53,364,075.49
Loss on scrapping of fixed assets (profit is indicated by “-”)	127,897,871.37	133,781,977.67
Loss on changes in fair value (profit is indicated by “-”)	594,680,167.44	378,526,760.32
Financial expenses (profit is indicated by “-”)	1,554,025,387.68	1,673,329,175.64
Investment loss (profit is indicated by “-”)	105,277,829.92	-192,012,753.98
Decrease in deferred income tax assets (increase is indicated by “-”)	-202,389,523.47	98,170,557.73
Increase in deferred income tax liabilities (decrease is indicated by “-”)	-46,711,749.92	-443,979,128.88
Decrease of inventory (increase is indicated by “-”)	324,901,709.72	90,187,885.52
Decrease of operational receivables (increase is indicated by “-”)	1,659,712,792.97	2,520,064,591.49
Increase in operational payables (decrease is indicated by “-”)	364,857,172.10	1,048,368,445.30
Others	-10,114,723.73	-16,785,413.23
Net cash flow from operating activities	5,864,080,337.22	5,826,920,929.25
2. Major investment and financing activities that do not involve cash receipts and payments:
Conversion of debts into capital
Convertible bonds due within one year
Fixed assets under financing lease
3. Net change in cash and cash equivalents:
Closing balance of cash	7,443,008,300.63	8,643,661,498.06
Minus: opening balance of cash	8,643,661,498.06	10,587,979,162.31
Add: closing balance of cash equivalents

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Supplementary information	Amount of current period	Amount of last period
Minus: opening balance of cash equivalents
Net increase in cash and cash equivalents	-1,200,653,197.43	-1,944,317,664.25

(2).	Net cash paid in current period and acquired from subsidiary

☐	Applicable	√	Not applicable

(3).	Net cash received from disposal of subsidiaries during the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Amount
Cash or cash equivalents received for disposal of subsidiaries during the current period	500,000.00
Less: cash and cash equivalents held by subsidiaries on the date of losing the control right	278,926.71
Add: cash or cash equivalents received for disposal of subsidiaries in the last period
Net cash received from the disposal of subsidiaries	221,073.29

(4).	Composition of cash and cash equivalents

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
I. Cash	7,443,008,300.63	8,643,661,498.06
Including: cash on hand	79,642,654.48	72,596,557.48
Bank deposit ready for payment at any time	6,824,286,681.92	8,302,138,878.64
Other monetary funds ready for payment at any time	539,078,964.23	268,926,061.94
II. Cash equivalents Including: bond investments due in three months III. Closing balance of cash and cash equivalents	7,443,008,300.63	8,643,661,498.06
Including: restricted cash and cash equivalents used by parent company or subsidiaries	114,492,314.03	452,918,396.74

Other notes:

☐	Applicable	√	Not applicable

82.	Notes to items in statement of changes in equity

Description for adjustment on item name of “Others”, adjustment amount and other matters at the end of last year:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

83.	Assets with restricted ownership or right of use

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing book value	Reason for restriction
Monetary funds	114,492,314.03	Deposit
Total	114,492,314.03	/

Other notes:

As of December 31, 2022, cash and cash equivalents with a carrying value of RMB28,364,715.91 (December 31, 2021: RMB38,410,636.05) have been used as lease deposits.

As of December 31, 2022, cash and cash equivalents with a carrying value of RMB86,127,598.12 (December 31, 2021: RMB93,628,250.43) have been frozen due to litigation cases.

As of December 31, 2021, cash and cash equivalents with a carrying value of RMB320,879,510.26 have been held in a joint account for payment of equity purchase price of Chengdu Hongqi Chain Co., Ltd. by the Group.

84.	Foreign currency monetary items

(1).	Monetary items of foreign currency

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Closing balance
	of foreign	Conversion	converted
Items	currency	exchange rate	into RMB
Monetary funds	–	–
Including: USD	2,089,761.44	7.1	14,836,888.27
HKD	18,729,777.48	0.9	16,939,959.94
GBP	16,740.89	7.95	133,058.27
JPY	33	0.05	1.63
EUR	7,938.07	6.99	55,480.76
Account receivable	–	–
Wherein: JPY	15,222,407.00	0.05	750,099.33
EUR	2,475.58	6.99	17,302.32
AUD	85,299.23	4.71	402,083.51
Accounts payable	–	–
Including: USD	2,649,161.46	7.1	18,808,516.53
EUR	745,728.01	6.99	5,212,042.21
AUD	6,568.94	4.71	30,964.67

(2).	Descriptions of entities running businesses overseas: including description of main operating place, recording currency and selection basis, and the reason for change of recording currency of major entities running businesses overseas

☐	Applicable	√	Not applicable

85.	Hedging

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

86. Governmental subsidy

(1).	Basic information of governmental subsidies

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Category	Amount	Reported items	Amount recorded in current profits and losses
1. Assets-related governmental subsidies Yonghui Logistics Phase I Project Industrial Support Funds	44,065,392.72	Deferred income	1,421,464.32
Chongqing Yonghui Urban Life Plaza Project	29,992,019.38	Deferred income	1,121,196.96
Subsidy from Cuozhen Town People’s Government	14,717,974.65	Deferred income	502,113.48
Yonghui Superstores Cold Chain Logistics Terminal Standardization Construction Project for 2017		Deferred income	2,600,000.58
Shapingba District Treasury – Supply Chain Project Subsidies	733,333.90	Deferred income	799,999.38
Fujian Yonghui Logistics Warehousing Center	1,600,000.12	Deferred income	399,999.96
Refund of Yonghui Headquarters Construction Supporting Fees	2,506,145.06	Deferred income	93,687.60
Pilot Project for Supply Chain System Construction	973,666.78	Deferred income	507,999.96
Energy Management Center Project		Deferred income	418,336.08
Subsidies for Supply Chain System Construction	833,333.34	Deferred income	399,999.96
Equipment Acquisition Subsidies	120,000.00	Deferred income	288,000.00
Provincial Cold Chain Logistics Special Fund for 2017	399,999.88	Deferred income	80,000.04
Fund for the Construction of Important Product Traceability System	141,326.82	Deferred income	154,174.44
Subsidy for Lugu Store Poverty Alleviation Project	16,563.83	Deferred income	28,387.18
Supply Chain System Construction Project of Kunshan Bureau of Commerce	500,000.00	Deferred income	1,500,000.00
Subsidy for Supply Chain System Construction Project of Nanjing Jiangbei New District Management Committee Finance Bureau	963,999.90	Deferred income	482,000.04
Subsidy for Supply Chain System Construction Project of Fuzhou City	3,733,333.44	Deferred income	1,599,999.96
Subsidy for Supply Chain System Construction Project of Nantong Town Financial Office, Minhou County	2,320,470.11	Deferred income	1,031,319.96
Income from subsidies for the Zhejiang agricultural product supply chain by the Finance Bureau of Binjiang District, Hangzhou	882,699.92	Deferred income	441,350.04
2. Income-related governmental subsidies Contribution award funds for enterprise operations in Lianjiang County, Fujian	28,903,043.00	Other incomes	28,903,043.00
Support funds for the Western China Project in Chongqing	8,976,824.00	Other incomes	8,976,824.00
Subsidies for skills training in Fujian	8,274,400.00	Other incomes	8,274,400.00
Policy support funds for the Investment Promotion Service Center of Shijingshan District, Beijing in 2021	7,547,999.00	Other incomes	7,547,999.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Category	Amount	Reported items	Amount recorded in current profits and losses
Subsidies provided by Yonghui for development in Ningbo	7,520,508.00	Other incomes	7,520,508.00
Cold chain subsidies from the Port Logistics Office of the Chongqing Municipal People’s Government	7,450,000.00	Other incomes	7,450,000.00
Support funds for the Yangpu District Electronic Industry Park in Shanghai	7,152,000.00	Other incomes	7,152,000.00
Incentive projects for expanding the use of foreign investment by the Shenzhen Municipal Bureau of Commerce	6,330,000.00	Other incomes	6,330,000.00
Project funds for the agricultural product supply chain system of the Zhengzhou Municipal Bureau of Commerce	5,000,000.00	Other incomes	5,000,000.00
Incentives for promoting the development of headquarters economy by the Fuzhou Municipal Finance Bureau	5,000,000.00	Other incomes	5,000,000.00
Subsidies for training in place of work in Sichuan	4,546,025.98	Other incomes	4,546,025.98
Supply guarantee subsidies in Chongqing	3,955,000.00	Other incomes	3,955,000.00
Financial Treasury Payment Center of Jiangbei District, Chongqing Support funds for industrial development	6,344,700.00	Other incomes	6,344,700.00
Subsidies for employment stability in Chongqing	3,137,070.00	Other incomes	3,137,070.00
Investment cooperation funds of Jiangbei District, Chongqing	3,135,015.98	Other incomes	3,135,015.98
Investment and business cooperative agreement in Lianjiang County, Fujian	3,103,797.00	Other incomes	3,103,797.00
Supply guarantee subsidies in Shanghai	3,007,627.00	Other incomes	3,007,627.00
Subsidies for employment stability in Anhui	2,580,313.72	Other incomes	2,580,313.72
Subsidies for skills training in Sichuan	2,552,048.00	Other incomes	2,552,048.00
Social security subsidies in Chongqing	2,283,285.58	Other incomes	2,283,285.58
Subsidies for employment stability in Fujian	2,074,718.35	Other incomes	2,074,718.35
Other income-related governmental subsidies	66,086,730.12	Other incomes	66,086,730.12
Total	299,461,365.58		208,831,135.67

(2).	Return of governmental subsidy

☐	Applicable	√	Not applicable

87.	Others

☐	Applicable	√	Not applicable

VIII. Change of Consolidation Scope

1.	Business combination not under the same control

☐	Applicable	√	Not applicable

2.	Business combination under the same control

☐	Applicable	√	Not applicable

3.	Counter purchase

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Disposal of subsidiaries

Whether the situation exists that control right is lost in the subsidiary investment by single disposal

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

Name of Subsidiary	Equity disposal price	Equity disposal ratio (%)	Equity disposal approach	Time point of losing control right	Determination basis of time point of losing control right	Balance between the disposal price and the net assets of the subsidiary entitled in the consolidated financial statement corresponding to the disposal of the investment	Proportion of residual equities on the date of losing control right (%)	Book value of the remaining equity on the date of losing the control right	Fair value of the remaining equity on the date of losing the control right	Re-measurement of the gains or losses arising from the remaining equity at fair value	Methods and main assumptions for determining the fair value of the remaining equity on the date of loss of control	Original subsidiary’s equity investment related other comprehensive income transferred to investment gains and losses
Xiamen Yonghui Yunchuang Technology Co., Ltd.	120	100	Equity transfer	November 30, 2022	Agreed date by the equity transfer agreement	20,206.89

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

√	Applicable	☐	Not applicable

On November 30, 2022, Yonghui Yunchuang Technology Co., Ltd. entered into an agreement with a third party regarding the transfer of equity of Xiamen Yonghui Yunchuang Technology Co., Ltd. The agreement stipulates the transfer of 100% equity of Xiamen Yonghui Yunchuang Technology Co., Ltd. to the third party, with a transfer price of RMB1.2 million. From the date of the agreement, Yonghui Yunchuang Technology Co., Ltd. will no longer enjoy and assume the corresponding shareholder rights and obligations.

5.	Changes in the combination scope for other reasons

Descriptions for change in combination ranges caused by other reasons (e.g. newly establishment of subsidiary, clearing of subsidiary, etc.), and relevant situations:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

IX.	Equity in Other Entities

1.	Equity in Subsidiaries

(1).	Constitution of the enterprise group

√	Applicable	☐	Not applicable

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Fujian Minhou Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Investment establishment
Xiamen Yonghui Minsheng Superstores Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	100	–	Investment establishment
Xiamen Yonghui Commercial Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	100	–	Investment establishment
Fujian Strait Food Development Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	100	–	Investment establishment
Fujian Yonghui Modern Agriculture Development Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	100	–	Investment establishment
Guangdong Yonghui Superstores Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	–	50	Investment establishment
Fujian Yonghui Logistics Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Logistic distribution	95	5	Investment establishment
Fujian Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	–	Investment establishment
Shenzhen Yonghui Superstores Co., Ltd.	Shenzhen, Guangdong	Shenzhen , Guangdong	Commercial retail	–	50	Investment establishment
Fujian Yonghui Import and Export Trade Co., Ltd.	Pingtan, Fujian	Pingtan, Fujian	Commercial trade	–	100	Investment establishment
Fujian Yongjin Trading Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	49	51	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Jiangxi Yonghui Superstores Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail	100	–	Investment establishment
Chongqing Yonghui Superstores Co., Ltd.	Chongqing	Chongqing	Commercial retail	100	–	Investment establishment
Yonghui Logistics Co., Ltd.	Chongqing	Chongqing	Logistic distribution	90	10	Investment establishment
Sichuan Yonghui Store Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	100	–	Investment establishment
Guizhou Yonghui Superstores Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Commercial retail	100	–	Investment establishment
Chengdu Yonghui Business Development Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Logistic distribution	80	20	Investment establishment
Chongqing Xuanhui Real Estate Development Co., Ltd.	Chongqing	Chongqing	Real estate	–	100	Investment establishment
Shaanxi Yonghui Superstores Co., Ltd.	Xi’an, Shaanxi	Xi’an, Shaanxi	Commercial retail	100	–	Investment establishment
Fuping Yonghui Modern Agricultural Development Co., Ltd.	Fuping, Shaanxi	Fuping, Shaanxi	Food sales	100	–	Investment establishment
Guansu Yonghui Superstores Co., Ltd.	Lanzhou, Gansu	Lanzhou, Gansu	Commercial retail	100	–	Investment establishment
Qinghai Yonghui Superstores Co., Ltd.	Xining, Qinghai	Xining, Qinghai	Commercial retail	100	–	Investment establishment
Baotou Yonghui Superstores Co., Ltd.	Beijing	Beijing	Commercial retail	100	–	Investment establishment
Yonghui Yunjin Technology Co., Ltd.	Chongqing	Chongqing	Technical service	100	–	Investment establishment
Yonghui Holdings Co., Ltd.	Hong Kong	Hong Kong	Investment	100	–	Investment establishment
Chongqing Yonghui Small Loan Co., Ltd.	Chongqing	Chongqing	Commercial loan	–	100	Investment establishment
Yonghui Qinghe Business Factoring (Chongqing) Co., Ltd.	Chongqing	Chongqing	Commercial factoring	–	100	Investment establishment
LOHAS Life International Business Co., Ltd.	Hong Kong	Hong Kong	Commercial trade	–	100	Investment establishment
Xiangxin Investment Fund Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Investment	100	–	Investment establishment
Yonghui Japan Co., Ltd.	Japan	Japan	Commercial trade	–	80	Investment establishment
Ningbo Xinguan Investment Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Ningbo Xinzhi Investment Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Chongqing Boyuan Xunke Technology Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Information technology	100	–	Investment establishment
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Engineering construction	60	–	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Tianjin Yonghui Superstores Co., Ltd.	Tianjin	Tianjin	Commercial retail	–	100	Investment establishment
Fujian Hechuang Project Supervision Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Engineering construction	–	60	Investment establishment
Ningbo Yicun Yipin Investment Partnership Enterprise (Limited Partnership)	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Ningbo Xinzi Investment Partnership Enterprise (Limited Partnership)	Ningbo, Zhejiang	Ningbo, Zhejiang	Investment	–	100	Investment establishment
Anhui Yonghui Superstores Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail	100	–	Investment establishment
Anhui Yonghui Logistics Co., Ltd.	Feidong, Anhui	Feidong, Anhui	Logistic distribution	100	–	Investment establishment
Jiangsu Yonghui Superstores Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial retail	100	–	Investment establishment
Zhejiang Yonghui Superstores Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Commercial retail	100	–	Investment establishment
Jiangsu Yonghui Business Management Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial trade	100	–	Investment establishment
Ningbo Yonghui Superstores Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Commercial retail	100	–	Investment establishment
East China Yonghui Logistics Co., Ltd.	Kunshan, Jiangsu	Kunshan, Jiangsu	Logistic distribution	100	–	Investment establishment
Jiaxing Yonghui Superstores Co., Ltd.	Jiaxing, Zhejiang	Jiaxing, Zhejiang	Commercial retail	–	100	Investment establishment
Henan Yonghui Superstores Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Commercial retail	100	–	Investment establishment
Shanxi Yonghui Superstores Co., Ltd.	Taiyuan, Shanxi	Taiyuan, Shanxi	Commercial retail	100	–	Investment establishment
Heilongjiang Yonghui Superstores Co., Ltd.	Harbin, Heilongjiang	Harbin, Heilongjiang	Commercial retail	100	–	Investment establishment
Jilin Yonghui Superstores Co., Ltd.	Changchun, Jilin	Changchun, Jilin	Commercial retail	100	–	Investment establishment
Liaoning Yonghui Superstores Co., Ltd.	Shenyang, Liaoning	Shenyang, Liaoning	Commercial retail	100	–	Investment establishment
Liaoning Yonghui Logistics Co., Ltd.	Shenyang, Liaoning	Shenyang, Liaoning	Logistic distribution	–	100	Investment establishment
Songyuan Yonghui Superstores Co., Ltd.	Songyuan, Jilin	Songyuan, Jilin	Commercial retail	–	55	Investment establishment
Shanghai Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	100	–	Investment establishment
Shanghai Baoshan Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment
Shanghai Yonghui Yangpu Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment
Shanghai Songjiang Yonghui Superstores Co., Ltd.	Shanghai	Shanghai	Commercial retail	–	100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Fuping Yunshang Supply Chain Management Co., Ltd.	Fuping, Shaanxi	Fuping, Shaanxi	Commercial trade	100	–	Investment establishment
Xizang Yonghui Superstores Co., Ltd.	Lhasa, Xizang	Lhasa, Xizang	Commercial retail	100	–	Investment establishment
Guizhou Yonghui Logistics Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Logistic distribution	100	–	Investment establishment
Chengde Yonghui Renhe Superstores Co., Ltd.	Chengde, Hebei	Chengde, Hebei	Commercial retail	–	51	Investment establishment
Hebei Yonghui Superstores Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail	100	–	Investment establishment
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	Minxian, Gansu	Minxian, Gansu	Food sales	–	51	Investment establishment
Shandong Yonghui Superstores Co., Ltd.	Jinan, Shandong	Jinan, Shandong	Commercial retail	100	–	Investment establishment
Fuzhou Dongzhan International Trade Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial trade	–	100	Investment establishment
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	Shanghai	Shanghai	Business services	–	57	Investment establishment
Guangdong PARK&YH Superstores Co., Ltd.	Shenzhen, Guangdong	Shenzhen, Guangdong	Commercial retail	50	–	Investment establishment
Beijing Yonghui Superstores Co., Ltd.	Beijing	Beijing	Commercial retail	100	–	Investment establishment
Hubei Yonghui Zhongbai Superstores Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail	55	–	Investment establishment
Yunnan Yonghui Superstores Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Commercial retail	100	–	Investment establishment
Ningxia Yonghui Superstores Co., Ltd.	Yinchuan, Ningxia	Yinchuan, Ningxia	Commercial retail	100	–	Investment establishment
Hunan Yonghui Superstores Co., Ltd.	Changsha, Hunan	Changsha, Hunan	Commercial retail	100	–	Investment establishment
Guangxi Yonghui Superstores Co., Ltd.	Nanning, Guangxi	Nanning, Guangxi	Commercial retail	100	–	Investment establishment
Beijing Yonghui Commercial Co., Ltd.	Beijing	Beijing	Commercial retail	–	100	Consolidation not under the same control
Shanghai Dongzhan International Trade Co., Ltd.	Shanghai	Shanghai	Commercial trade	100	–	Consolidation not under the same control
Shanghai Yinjie International Trade Co., Ltd.	Shanghai	Shanghai	Commercial trade	–	100	Consolidation not under the same control
Guangzhou PARK&YH Superstores Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control
Jiangmen ParknShop Supermarket Co., Ltd.	Jiangmen, Guangdong	Jiangmen, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control
Dongguan DG Mall Supermarket Co., Ltd.	Dongguan, Guangdong	Dongguan, Guangdong	Commercial retail	–	48.34	Consolidation not under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Yonghui Yunchuang Technology Co., Ltd.	Shanghai, China	Shanghai, China	Business services	46.6	—	Consolidation not under the same control
Fujian Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	—	46.6	Consolidation not under the same control
Shenzhen Yonghui Yunchuang Technology Co., Ltd.	Shenzhen, Guangdong	Shenzhen, Guangdong	Commercial retail	—	46.6	Consolidation not under the same control
Guangdong Yonghui Yunchuang Technology Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	—	46.6	Consolidation not under the same control
Fujian Yunwang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	—	27.96	Consolidation not under the same control
Chongqing Yonghui Yunchuang Technology Co., Ltd.	Chongqing, China	Chongqing, China	Commercial retail	—	46.6	Consolidation not under the same control
Sichuan Yonghui Yunchuang Technology Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	—	46.6	Consolidation not under the same control
Fuzhou Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	—	46.6	Consolidation not under the same control
Beijing Yonghui Yunchuang Technology Co., Ltd.	Beijing, China	Beijing, China	Commercial retail	—	46.6	Consolidation not under the same control
Beijing Huichuang Youpin Technology Co., Ltd.	Beijing, China	Beijing, China	Commercial retail	—	46.6	Consolidation not under the same control
Jiangsu Yonghui Yunchuang Technology Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Commercial retail	—	46.6	Consolidation not under the same control
Zhejiang Yonghui Yunchuang Technology Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Commercial retail	—	46.6	Consolidation not under the same control
Anhui Yonghui Yunchuang Technology Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail	—	46.6	Consolidation not under the same control
Ningbo Yonghui Yunchuang Technology Co., Ltd.	Ningbo, Zhejiang	Ningbo, Zhejiang	Commercial retail	—	46.6	Consolidation not under the same control
Xiamen Yongyun Technology Co., Ltd.	Xiamen, Fujian	Xiamen, Fujian	Commercial retail	—	27.96	Consolidation not under the same control
Shanghai Yonghui Yunchuang Technology Co., Ltd.	Shanghai, China	Shanghai, China	Technical service	—	46.6	Consolidation not under the same control
Jiangxi Yonghui Yunchuang Zhongcheng Technology Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail	—	46.6	Consolidation not under the same control
Henan Yonghui Yunchuang Technology Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Commercial retail	—	46.6	Consolidation not under the same control
Fuzhou Minhou Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	—	Consolidation under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Fujian Yonghui Culture Media Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Business services	100	—	Consolidation under the same control
Fujian Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	—	Consolidation under the same control
Hubei Fuhan Supply Chain Management Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Food sales	—	100	Investment establishment
Jiangsu Yunfu Supply Chain Management Co., Ltd.	Nanjing, Jiangsu	Nanjing, Jiangsu	Food sales	—	100	Investment establishment
Shandong Fuping Supply Chain Management Co., Ltd.	Weifang, Shandong	Weifang, Shandong	Commercial retail	—	100	Investment establishment
Jiangxi Fuping Supply Chain Management Co., Ltd.	Nanchang, Jiangxi	Nanchang, Jiangxi	Commercial retail	—	100	Investment establishment
Shaanxi Fuping Supply Chain Management Co., Ltd.	Weinan, Shaanxi	Weinan, Shaanxi	Commercial retail	—	100	Investment establishment
Hainan Fuli Supply Chain Management Co., Ltd.	Sanya, Hainan	Sanya, Hainan	Commercial retail	—	100	Investment establishment
Anhui Fuwan Supply Chain Management Co., Ltd.	Hefei, Anhui	Hefei, Anhui	Commercial retail	—	100	Investment establishment
Zhuhai Fuyue Supply Chain Management Co., Ltd.	Zhuhai, Guangdong	Zhuhai, Guangdong	Commercial retail	—	100	Investment establishment
Hebei Fuji Supply Chain Management Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail	—	100	Investment establishment
Xinjiang Fuchi Supply Chain Management Co., Ltd.	Aksu, Xinjiang	Aksu, Xinjiang	Commercial retail	—	100	Investment establishment
Guangdong Fuyue Supply Chain Management Co., Ltd.	Guangzhou, Guangdong	Guangzhou, Guangdong	Commercial retail	—	100	Investment establishment
Zhejiang Yunfu Supply Chain Management Co., Ltd.	Hangzhou, Zhejiang	Hangzhou, Zhejiang	Food sales	—	100	Investment establishment
Fuzhou Fuping Supply Chain Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Food sales	—	100	Investment establishment
Shanghai Yunfu Supply Chain Management Co., Ltd.	Shanghai	Shanghai	Food sales	—	100	Investment establishment
Sichuan Yunfu Supply Chain Management Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Food sales	—	100	Investment establishment
Beijing Fujing Supply Chain Management Co., Ltd.	Beijing, China	Beijing, China	Food sales	—	100	Investment establishment
Chongqing Fuping Supply Chain Management Co., Ltd.	Chongqing, China	Chongqing, China	Food sales	—	100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal			Shareholding
	Place of	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	address	business	Direct	Indirect	method
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	Kunming, Yunnan	Kunming, Yunnan	Food sales	—	100	Investment establishment
Henan Yunfu Supply Chain Management Co., Ltd.	Zhengzhou, Henan	Zhengzhou, Henan	Food sales	—	100	Investment establishment
Baotou Yonghui Commercial Co., Ltd.	Baotou, Inner Mongolia	Baotou, Inner Mongolia	Commercial retail	100	—	Investment establishment
Beijing Yonghui Technology Co., Ltd.	Beijing	Beijing	Commercial retail	100	—	Investment establishment
Fujian Yuntong Supply Chain Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	—	Investment establishment
Fujian Yongyuehui Business Management Co., Ltd.	Fuzhou, Fujian	Fuzhou, Fujian	Commercial retail	100	—	Investment establishment
Chongqing Fuyu Supply Chain Management Co., Ltd.	Chongqing	Chongqing	Commercial retail	—	100	Investment establishment
Hebei Yuanxiaoji Technology Development Co., Ltd.	Shijiazhuang, Hebei	Shijiazhuang, Hebei	Commercial retail	—	100	Investment establishment
Guizhou Fuping Supply Chain Management Co., Ltd.	Guiyang, Guizhou	Guiyang, Guizhou	Food sales	—	100	Investment establishment
Guangxi Fuyue Supply Chain Management Co., Ltd.	Nanning, Guangxi	Nanning, Guangxi	Commercial retail	—	100	Investment establishment
Zhangzhou Yonghui Digital Business Co., Ltd.	Zhangzhou, Fujian	Zhangzhou, Fujian	Commercial retail	100	—	Investment establishment
Sichuan Huipeng E-commerce Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	100	—	Investment establishment

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

None

Basis on being controllable of the invested company with half or less voting rights as well as on being uncontrollable of the invested company but with half or more voting rights:

Although the Group only holds less than 50% of the equity interest in Guangdong ParknShop Yonghui Superstores Co., Ltd (“Guangdong ParknShop”) and its subsidiaries, Guangdong ParknShop is a Sino-foreign joint venture where the highest governing body is the Board of Directors, consisting of six directors. The Group has the right to appoint the chairman and two additional directors. Major operational decisions require approval by more than half (including half) of the directors. If the attending directors reach a consensus of equal number of approvals and rejections, the Board of Directors shall vote again on the resolution, and all attending directors shall vote according to the chairman’s voting result. Therefore, the Group considers it as a subsidiary. Although the Group’s ownership of only 46.60% of the equity in Yunchuang and its subsidiaries, Yunchuang is a Sino-foreign joint venture operating enterprise with the Board of Directors as its highest governing body. The Board of Directors consists of seven members, and the Group has the authority to appoint four directors. With major operational decisions requiring approval by a majority of the directors, the Group recognizes Yunchuang as its subsidiary.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The control basis on important structured bodies within the consolidation scope:

None

Basis for determining whether the company is an agent or a bailor:

None

Other notes:

None

(2).	Important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Profit and loss		Closing
	Shareholding	attributable to	Dividends	balance of
	ratio of	minority	assigned to	equity of
	minority	shareholders	shareholders	minority
Name of Subsidiary	shareholders	in this term	in this term	shareholders
Guangdong PARK&YH Superstores Co., Ltd.	50.00	-104,382,320.58		29,705,522.76
Yonghui Yunchuang Technology Co., Ltd.	53.40	-104,285,933.29		147,404,147.44

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Main financial information of important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Closing balance						Opening balance
Name of Subsidiary	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities
Guangdong PARK&YH Superstores Co., Ltd.	160,277.73	115,117.50	275,395.23	198,303.39	107,230.68	305,534.07	308,898.72	137,390.21	446,288.93	336,801.95	118,772.88	455,574.83
Yonghui Yunchuang Technology Co., Ltd.	473,131.38	1,429.82	474,561.20	485,379.89		485,379.89	1,304,316.32	10,919.17	1,315,235.48	1,318,720.85	650.87	1,319,371.72

	Amount of current period				Amount of last period
Name of Subsidiary	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities
Guangdong PARK&YH Superstores Co., Ltd.	367,224.90	-20,852.95	-20,852.95	12,974.60	491,479.87	-50,309.91	-50,309.91	38,292.31
Yonghui Yunchuang Technology Co., Ltd.	3,694.32	-6,682.45	-6,682.45	-10,246.41	47,492.91	-37,921.76	-37,921.76	-15,874.79

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Important limitations on using Group’s assets and paying off liabilities of the Group

☐	Applicable	√	Not applicable

(5).	Financial support and other support provided to the structured entities that are included in the combined financial statement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

2.	Transactions controlling the subsidiaries in case of equity shares change of subsidiaries

√	Applicable	☐	Not applicable

(1).	Description on changes in equity of subsidiaries

√	Applicable	☐	Not applicable

In the current year, the company acquired 27.03% equity of its subsidiary, Fuping Yonghui Modern Agricultural Development Co., Ltd., for a price of RMB2.98 million. After the acquisition, the Company’s equity stake in Fuping Yonghui Modern Agricultural Development Co., Ltd. reached 100%. Due to the acquisition of the minority shareholder’s equity, the Company reduced its capital surplus by RMB12.2113 million and increased minority shareholders’ equity by RMB9.2313 million.

(2).	Influences of transactions on minority equity and equity attributable to the parent company

√	Applicable	☐	Not applicable

  Unit: Yuan Currency: RMB

Fuping Yonghui Modern Agricultural Development Co., Ltd.
Purchase cost/disposal consideration
– Cash	2,980,000.00
– Fair value of the non-cash assets
Total purchase cost/disposal consideration	2,980,000.00
Less: subsidiary’s net asset shares calculated according to the ratio of acquired/disposed equities	-9,231,255.70
Difference	12,211,255.70
Including: adjusting capital reserves	12,211,255.70
Adjusting surplus reserves
Adjusting undistributed profits

Other disclosures

☐	Applicable	√	Not applicable

3.	Equities in Cooperative Enterprises and Joint Ventures

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(1).	Important cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Names of						Accounting treatment method for investment in
cooperative	Principal			Shareholding		cooperative
enterprises and	Place of	Registered	Nature of	ratio (%)		enterprises and
joint ventures	Business	address	business	Direct	Indirect	joint ventures
Zhongbai Holdings Group Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail		9.93	Equity method
Fujian OneBank Limited	Pingtan, Fujian	Pingtan, Fujian	Finance	27.50		Equity method
Chengdu Hongqi Chain Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	21.00		Equity method

Description on the difference between the shareholding ratio in cooperative enterprises or joint ventures and voting right:

None

Basis on holding a voting right below 20% but having significant influence, or holding a voting right above 20% but having no significant influence:

Note 1:	According to the provisions of the Articles of Association of Zhongbai Group, there are seven non-independent directors in the board of directors of Zhongbai Group, and the Company holds two seats among them. Therefore, the Management of the Group thinks that it can exert significant influence over Zhongbai Group, making Zhongbai a joint venture of the Company.

(2).	Main financial information of important cooperative enterprises

☐	Applicable	√	Not applicable

(3).	Main financial information of important joint ventures

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Closing balance/amount of current period			Opening balance/incurred amount of last period
	Zhongbai Group	OneBank	Hongqi Chain	Zhongbai Group	OneBank	Hongqi Chain
Current assets	393,673.03	2,075,525.95	450,903.44	339,288.92	1,598,749.58	352,949.30
Non-current asset	863,912.20	514,048.51	368,337.76	906,842.45	244,685.24	399,596.68
Total assets	1,257,585.23	2,589,574.46	819,241.20	1,246,131.37	1,843,434.82	752,545.98
Current liabilities	716,965.87	1,136,457.10	334,535.49	673,669.54	663,308.91	291,713.11
Non-current liabilities	258,968.46	1,230,607.54	69,651.59	258,339.07	960,804.04	92,441.67
Total liabilities	975,934.33	2,367,064.64	404,187.08	932,008.61	1,624,112.95	384,154.78
Minority interests	6,255.09			6,742.83
Shareholders’ equity attributable to the parent company	275,395.81	222,509.82	415,054.12	307,379.93	219,321.87	368,391.20
Net asset share calculated as per shareholding ratio	27,346.80	61,190.20	87,161.36	91,783.65	60,313.51	77,362.15

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Closing balance/amount of current period			Opening balance/incurred amount of last period
	Zhongbai Group	OneBank	Hongqi Chain	Zhongbai Group	OneBank	Hongqi Chain
Adjustments	13,262.92	1.72	117,501.40	39,460.25	1.72	117,501.40
– Goodwill
– Unrealized profits in internal transaction
– Others	13,262.92	1.72	117,501.40	39,460.25	1.72	117,501.40
Book value on equity investment of joint ventures	40,609.72	61,191.92	204,662.76	131,243.90	60,315.23	194,863.55
Fair value of equity investment of joint ventures with public offer	41,203.96		160,792.80	101,879.42		151,939.20
Operating revenue	1,219,740.63	55,833.48	1,002,008.89	1,233,055.37	31,265.79	935,107.08
Net profit	-31,346.30	3,503.12	48,566.92	-1,314.16	517.41	48,069.62
Net profits under discontinued operations
Other comprehensive income		-315.17			197.98
Total comprehensive income	-31,346.30	3,187.95	48,566.92	-1,314.16	715.39	48,069.62
Annual dividend received from joint ventures			399.84	1,016.76		4,512.48

(4).	Financial information summary of unimportant cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

          Unit: Yuan Currency: RMB

	Closing balance/ amount of current period	Opening balance/ incurred amount of last period
Cooperative enterprises:
Total book value of investment	48,619,418.14	156,722,946.25
Total of the following items calculated as per the shareholding ratio
– Net profit	-108,103,528.11	-384,544,289.20
– Other comprehensive income
– Total comprehensive income	-108,103,528.11	-384,544,289.20
Joint ventures:
Total book value of investment	526,318,139.40	749,042,729.34
Total of the following items calculated as per the shareholding ratio
– Net profit	1,514,574.84	18,014,831.28
– Other comprehensive income		-5,669.98
– Total comprehensive income	1,514,574.84	18,009,161.30

(5).	Description on significant limitations of the ability to transfer funds to the Company by cooperative enterprises and joint ventures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6).	Excess loss occurred to cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

                Unit: Yuan Currency: RMB

Names of cooperative enterprises and joint ventures	Accumulated unrecognized losses accumulated in the previous period	Unconfirmed losses this term (or net profit shared this term)	Accumulated unconfirmed losses at the end of term
Fuzhou Yijiu San San Bean Products Co., Ltd.	4,442,354.61	2,594,167.55	7,036,522.16
Shanghai Xuanhui Business Service Technology Co., Ltd.	1,043,783.69	-927,499.58	116,284.11
Total	5,486,138.30	1,666,667.97	7,152,806.27

Other disclosures

(7).	Unconfirmed commitment related to cooperative enterprise investment

☐	Applicable	√	Not applicable

(8).	Contingent liability related to cooperative enterprise or joint venture investment

☐	Applicable	√	Not applicable

4.	Key joint operations

☐	Applicable	√	Not applicable

5.	Equity in structured entities not included in the consolidated financial statement

Description on the structured main body that is not included in the combined financial statement:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

X.	Risks Related to Financial Instruments

√	Applicable	☐	Not applicable

1.	Classification of financial instruments

The primary financial instruments of the Group include cash and cash equivalents, loans and advances, trading financial assets, factored receivables, accounts receivable, other receivables, other current assets, non-current assets due within one year, long-term receivables, other non-current financial assets, borrowings, accounts payable, notes payable, other payables, non-current liabilities due within one year, and lease liabilities. Details of the financial instruments are disclosed in the relevant notes. The risks associated with these financial instruments and the risk management policies adopted by the Group to mitigate these risks are described below. The Management of the Group manages and monitors these risk exposures to ensure that the risks are kept within limits.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The book values of various financial instruments on the balance sheet date are as follows:

Financial assets in 2022

	Financial assets
	measured at fair
	value with changes	Financial assets
	included in current	measured at
Items	profits and losses	amortized costs	Total
Monetary funds		7,615,940,712.22	7,615,940,712.22
Loans and advances		895,062,185.85	895,062,185.85
Trading financial assets	890,826,719.10		890,826,719.10
Factoring receivable		639,126,680.56	639,126,680.56
Account receivable		530,610,931.13	530,610,931.13
Other receivables		649,676,328.75	649,676,328.75
Non-current assets due within one year		43,534,741.35	43,534,741.35
Long-term receivables		264,650,510.99	264,650,510.99
Other non-current financial assets	3,918,000,000.00		3,918,000,000.00
Total	4,808,826,719.10	10,638,602,090.85	15,447,428,809.95

Financial assets as of 2021

	Financial assets
	measured at fair
	value with changes	Financial assets
	included in current	measured at
Items	profits and losses	amortized costs	Total
Monetary funds		9,163,127,740.22	9,163,127,740.22
Loans and advances		814,617,180.15	814,617,180.15
Trading financial assets	1,560,917,920.71		1,560,917,920.71
Factoring receivable		1,411,455,365.03	1,411,455,365.03
Account receivable		477,000,229.84	477,000,229.84
Other receivables		742,369,328.43	742,369,328.43
Non-current assets due within one year		41,563,339.26	41,563,339.26
Long-term receivables		73,044,056.84	73,044,056.84
Other non-current financial assets	4,100,000,000.00		4,100,000,000.00
Total	5,660,917,920.71	12,723,177,239.77	18,384,095,160.48

Financial liabilities

	Financial liabilities	Financial liabilities
	measured at	measured at
	amortized cost	amortized cost
Items	in 2022	as of 2021
Short-term loans	6,528,480,368.69	10,947,557,472.21
Notes payable		33,000,000.00
Accounts payable	12,155,435,663.28	12,518,578,825.59
Other payables	883,542,798.78	1,606,156,907.41
Non-current liabilities due within one year	2,011,863,655.60	2,069,851,210.42
Long-term borrowings	2,070,085,001.67	1,021,069,722.22
Lease liabilities	23,110,834,161.62	24,826,561,091.82
Total	46,760,241,649.64	53,022,775,229.67

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	Risks of financial instruments

The Group faces various risks related to financial instruments in its day-to-day activities, primarily credit risk, liquidity risk, and market risk (including exchange rate risk, interest rate risk, and commodity price risk). The Group’s primary financial instruments include cash and cash equivalents, loans and advances, accounts receivable financing, equity investments, creditor investments, borrowings, accounts payable, long-term accounts receivable, notes payable, and accounts payable, among others. The risks associated with these financial instruments and the risk management strategies adopted by the Group to mitigate these risks are described below.

The Board of Directors is responsible for establishing the risk management framework for the Group, formulating risk management policies and guidelines, and overseeing the implementation of risk management measures. The Group has established risk management policies to identify and analyze the risks it faces. These risk management policies provide specific guidelines for managing various aspects of risk, including market risk, credit risk, and liquidity risk. The Group periodically assesses the market environment and changes in its business activities to determine whether updates are required for the risk management policies and systems. The risk management for the Group is conducted by the Risk Management Committee in accordance with the policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates, and mitigates relevant risks through close cooperation with other business departments within the Group. The Group’s internal audit department conducts regular audits of risk management controls and procedures, and reports the audit findings to the Group’s Audit Committee.

The Group diversifies its investment and business portfolio appropriately to mitigate financial instrument risks. It also reduces risks concentrated in a single industry, specific geographical area, or specific counterparties by developing corresponding risk management policies.

Credit risk

The Group only trades with recognized third party with good reputation. According to the Group’s policy, credit checks are conducted on all customers who request credit transactions. Furthermore, the Group continuously monitors the balance of accounts receivable to ensure it does not face significant bad debt risks. For transactions not settled in the functional currency of the relevant operating unit, the Group does not provide credit terms unless specifically approved by the Group’s credit control department.

As the counterparties for cash and fund product transactions are reputable banks with high credit ratings, the credit risk associated with these financial instruments is low.

The Group’s other financial assets include creditor investments, accounts receivable, other receivables, and long-term receivables. The credit risk of these financial assets arises from the default of counterparties, and the maximum exposure to risk is equal to the carrying amount of these instruments.

The maximum credit risk exposure to the Group on each balance sheet date is the total amount receivable from customers, net of impairment allowances.

Since the Group only trades with recognized and reputable third parties, no collateral is required. Credit risk concentrations are managed based on customers/counterparties, geographical areas, and industries. As of December 31, 2022, the Group has exposed to specific credit risk concentration, as 27.97% (December 31, 2021: 26.81%) of the Group’s accounts receivable is derived from the top five customers with the largest outstanding balances.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Criteria for determining a significant increase in credit risk

The Group assesses on each balance sheet date whether there has been a significant increase in credit risk of the relevant financial instruments since initial recognition. When determining whether there is a significant increase in credit risk after initial recognition, the Group considers obtaining reasonable and supportable information without incurring unnecessary additional costs or efforts. This includes qualitative and quantitative analysis based on the Group’s historical data, external credit risk ratings, and forward-looking information. Based on a single financial instrument or a combination of financial instruments with similar credit risk characteristics, the Group compares the default risk of financial instruments on the balance sheet date with the default risk on the initial recognition date to determine the change of the default risk of financial instruments during the expected duration of the financial instruments.

When the following qualitative criteria are triggered, the Group considers that there has been a significant increase in credit risk for financial instruments:

•	The qualitative criteria primarily include significant adverse changes in the debtor’s business or financial condition and the occurrence of credit-impaired assets on the watchlist.

To determine if credit impairment has occurred, the Group applies criteria consistent with its internal credit risk management objectives, considering both quantitative and qualitative indicators. The Group considers the following factors primarily when assessing whether a debtor has incurred credit impairment:

(1)	The issuer or debtor experiences significant financial difficulties;

(2)	The debtor breaches any of the contractual stipulations, for example, fails to pay or delays the payment of interests or the principal, etc.;

(3)	The creditor, due to economic or contractual considerations relating to the debtor’s financial difficulties, grants the debtor concessions that would not otherwise be made;

(4)	The debtor is likely to become bankrupt or carry out other financial reorganizations;

(5)	The financial difficulties of the issuer or the debtor cause the disappearance of active market for the financial asset;

(6)	For a financial asset that has been purchased at a substantial discount or an original financial asset, the discount has reflected the fact that a credit loss has occurred.

Credit impairment of financial instrument may be caused by the joint action of multiple events, instead of an individually identifiable event.

Parameters for measuring expected credit losses

On the view of whether the credit risk has increased significantly and whether the credit impairment has occurred, the Group measures the impairment reserve for different assets with the expected credit loss of 12 months or the whole duration. Key parameters for measurement of expected credit losses include the probability of default, loss given default and exposure at default. Considering the quantitative analysis and forward-looking information of historical statistical data (such as counterparty rating, guarantee method and collateral type, repayment method, etc.), the Group established models of the probability of default, loss given default and exposure at default. The following definitions will be used:

(1)	The probability of default refers to the possibility that the debtor will be unable to fulfill its repayment obligations over the next 12 months or throughout the remaining duration. The Group’s default probability is adjusted based on the universal model results, added with forward-looking information reflect the debtor’s default probability in the current macroeconomic environment;

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Loss given default refers to the Group’s expectation of the loss degree in exposure at default. According to the types of counterparties, the way and priority of recourse, and the different collateral, loss given default is also different. The default loss rate is the percentage of risk exposure loss at default, calculated on the basis of the next 12 months or the whole duration;

(3)	Default risk exposure refers to the amount that the Group shall be paid when default occurs over the next 12 months or throughout the remaining duration.

The assessment of a significant increase in credit risk and the calculation of expected credit loss both involve forward-looking information. Through the analysis of historical data, the Group identifies the key economic indicators that affect the credit risk and expected credit loss of various business types.

The impact of these economic indicators on the probability of default and loss given default is different for different business types. In this process, the Group refers to authoritative forecast values and, based on the results, predicts these economic indicators and determines their impact on default probability and default loss rate.

The Group’s maximum risk exposure and year-end classification by credit risk grade for financial assets are as follows:

Year 2022

	Expected credit
	loss over the
	next 12 months	Expected credit losses for the whole duration
Items	Phase I	Phase II	Phase III	Simplified method	Total
Monetary funds	7,615,940,712.22				7,615,940,712.22
Loans and advances	832,505,385.27	13,507,856.52	49,048,944.06		895,062,185.85
Factoring receivable	544,341,433.50	872,322.41	93,912,924.65		639,126,680.56
Account receivable				530,610,931.13	530,610,931.13
Other receivables	649,063,146.88	613,181.87			649,676,328.75
Non-current assets due within one year				43,534,741.35	43,534,741.35
Long-term receivables				264,650,510.99	264,650,510.99
Total	9,641,850,677.87	14,993,360.80	142,961,868.71	838,796,183.47	10,638,602,090.85

Year 2021

	Expected credit
	loss over the
	next 12 months	Expected credit losses for the whole duration
Items	Phase I	Phase II	Phase III	Simplified method	Total
Monetary funds	9,163,127,740.22				9,163,127,740.22
Loans and advances	788,569,705.76	19,168,132.97	6,879,341.42		814,617,180.15
Factoring receivable	1,406,455,554.61	361,602.66	4,638,207.76		1,411,455,365.03
Account receivable				477,000,229.84	477,000,229.84
Other receivables	740,716,016.18	1,653,312.25			742,369,328.43
Non-current assets due within one year				41,563,339.26	41,563,339.26
Long-term receivables				73,044,056.84	73,044,056.84
Total	12,098,869,016.77	21,183,047.88	11,517,549.18	591,607,625.94	12,723,177,239.77

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Liquidity risk

The Group uses a cyclical liquidity planning tool to manage the risk of funding shortfalls. The tool is associated with both the maturity date of its financial instruments and the estimated cash flows generated by the Group’s operations.

The Group’s objective is to maintain a balance between the continuity and flexibility of financing by utilizing various means of financing, such as bank loan. As of December 31, 2022, 41.51% (2021: 43.76%) of the Group’s debts mature within one year.

The maturity period of financial liabilities based on non-discounted contractual cash flows is analyzed as follows:

Year 2022

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	6,640,025,704.86			6,640,025,704.86
Accounts payable	12,155,435,663.28			12,155,435,663.28
Other payables	883,542,798.78			883,542,798.78
Non-current liabilities due within one year	3,156,364,767.06			3,156,364,767.06
Long-term borrowings		2,132,721,309.72		2,132,721,309.72
Lease liabilities		11,564,660,391.39	18,476,009,160.08	30,040,669,551.47
Total	22,835,368,933.98	13,697,381,701.11	18,476,009,160.08	55,008,759,795.17

Year 2021

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	11,040,698,472.22			11,040,698,472.22
Notes payable	33,000,000.00			33,000,000.00
Accounts payable	12,518,578,825.59			12,518,578,825.59
Other payables	1,606,156,907.41			1,606,156,907.41
Non-current liabilities due within one year	3,348,205,509.27			3,348,205,509.27
Long-term borrowings		1,118,859,527.78		1,118,859,527.78
Lease liabilities		12,831,809,551.57	22,743,509,411.50	35,575,318,963.07
Total	28,546,639,714.49	13,950,669,079.35	22,743,509,411.50	65,240,818,205.34

Market risk

Interest rate risks

The Group’s bank borrowings are fixed-rate, so the Group does not face the risk of market interest rate fluctuations.

Exchange rate risk

The Group is exposed to transactional currency risk. Such risks are caused by sales or purchases made by business units in currencies other than their functional currencies. The Group focuses its main business throughout China, which are settled in RMB. Therefore, the Group faces a low risk of currency fluctuations.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Equity instrument investment price risk

The equity instrument investment price risk refers to the risk of a decrease in the fair value of equity securities due to changes in stock index levels and individual security values. As of December 31, 2022, the Group has exposed to equity instrument investment price risk due to certain individual equity instrument investments classified at fair value through profit or loss and whose changes are recognized in the current period. The listed equity instrument investments held by the Group or its subsidiaries are listed on stock exchanges in Shenzhen and the United States and are measured at market quotations on the balance sheet date.

The market stock indices of the following stock exchanges, as well as their respective highest and lowest closing points during the year, are as follows:

	End of Year	Year 2022	At the End	Year 2021
Items	2022	Max./min.	of 2021	Max./min.
Shenzhen-A Stock Index	2,067	2,645/1,833	2,530	2,571/2,130
USA-NASDAQ Index	10,466	15,623/10,213	15,645	31,085/22,745

The following table demonstrates the sensitivity of the Group’s net profit and other comprehensive income after tax to a 5% change in the fair value of equity instrument investments (based on the carrying value on the balance sheet date), assuming all other variables remain constant.

Year 2022

			Increase/	Increase/
	Carrying value		(Decrease)	(Decrease)
	of equity	Increase/	in other	in total
	instrument	(Decrease) in	comprehensive	shareholders’
Items	investments	net profit	income after tax	equity
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	206,295,359.14	10,314,767.96/ -10,314,767.96		10,314,767.96/ -10,314,767.96

Year 2021

			Increase/
	Carrying value		(Decrease)	Increase in total
	of equity	Net income	in other	shareholders’
	instrument	increase/	comprehensive	equity/
Items	investments	(Decrease)	income after tax	(Decrease)
Shenzhen-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	487,156,170.27	18,268,356.38/ -18,268,356.38		18,268,356.38/ -18,268,356.38
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	733,589,445.29	36,679,472.26/ -36,679,472.26		36,679,472.26/ -36,679,472.26

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Capital management

The Group’s primary objective of capital management is to ensure the Group’s ability to continue as a going concern and maintain healthy capital ratios to support business development and maximize shareholder value.

The Group manages its capital structure and makes adjustments based on the economic situation and changes in the risk characteristics of the relevant assets. To maintain or adjust the capital structure, the Group may adjust the distribution of profits to shareholders, return capital to shareholders, or issue new shares. Capital management objectives, policies, or procedures have not changed for the year 2022 and 2021.

The Group manages capital using the debt-to-equity ratio, which has been 87.7% as of December 31, 2022 (December 31, 2021: 84.5%). The Management of the Group believes that this ratio meets the requirements for capital management.

XI.	Disclosure of Fair Value

1.	Closing fair value of assets and liabilities measured at fair value

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing fair value
	Primary fair	Secondary
	value	fair value	Tertiary fair value
Items	calculation	calculation	calculation	Total
I. Continuous fair value calculation
(I) Trading financial assets	683,663,383.01		207,163,336.09	890,826,719.10
1. Financial assets measured at fair value and booked into current profits and losses	683,663,383.01		207,163,336.09	890,826,719.10
(1) Debt instrument investment
(2) Equity instrument investment	206,295,359.14		207,163,336.09	413,458,695.23
(3) Fund products	477,368,023.87			477,368,023.87
2. Financial assets that are specified to be measured at fair value and whose changes are booked into current profits and losses
(1) Debt instrument investment
(2) Equity instrument investment
(II) Other creditors’ investments
(III) Investment in other equity instruments
(IV) Investment properties
1. The right to use land for lease
2. Buildings for lease
3. Land use right held and transferred after preparation for increment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Closing fair value
	Primary fair	Secondary
	value	fair value	Tertiary fair value
Items	calculation	calculation	calculation	Total
(V) Biological assets
1. Consumable biological assets
2. Productive biological assets
(VI) Other non-current financial assets			3,918,000,000.00	3,918,000,000.00
Total assets measured at fair value continuously	683,663,383.01		4,125,163,336.09	4,808,826,719.10

The Group recognizes the transfer between levels based on the occurrence date of the events that cause the transfer between levels.

The Management has assessed cash and cash equivalents, loans and advances, accounts receivable financing, accounts receivable, and accounts payable, among others, and determined that due to their short remaining terms, their fair values are approximately equal to their carrying amounts.

The Financial Department of the Group is led by the Financial Manager and is responsible for formulating policies and procedures for fair value measurement of financial instruments. The Financial Manager reports directly to the Chief Financial Officer. On each balance sheet date, the financial department analyzes the value changes of financial instruments and determines the main input values applicable to the valuation. Valuations require approval from the Chief Financial Officer.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values. Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On December 31, 2022, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

Listed equity instrument investments are valued at market quotations. Non-listed equity instruments are measured at fair value using market approach, based on unobservable market prices or rates assumptions. The Group determines comparable listed companies based on industry, scale, leverage, and strategy, and calculates appropriate market multiples, such as price-earnings multiples, for each selected comparable listed company. Adjustments are made by giving consideration to specific facts and circumstances of the entity, including liquidity and scale differences with the comparable listed companies. The Group believes that the fair value and its changes estimated using valuation techniques are reasonable and represent the most appropriate values as of the balance sheet date.

2.	Basis for determination of market price for measurement of fair value of the first level on an ongoing concern or not

√	Applicable	☐	Not applicable

For financial instruments traded in active markets, the Group determines their fair value based on their active market quotations;

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	For continuous and discontinuous secondary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

For financial instruments not traded in active markets, the Group determines their fair value with the aid of valuation techniques;

4.	For continuous and discontinuous tertiary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

Equity
instrument	Fair value at the	Valuation	Unobservable	Range interval
investment	end of the year	techniques	Inputs	(weighted average)
Dalian Wanda Commercial Management Group Co., Ltd.	In 2022: 4,118,000,000.00	Market approach	Price-earnings ratio, liquidity discount	Lower price- earnings ratio, higher liquidity discount, and lower fair value
	In 2021: 4,100,000,000.00	Market approach	Price-earnings ratio, liquidity discount	Lower price- earnings ratio, higher liquidity discount, and lower fair value

5.	Continuous tertiary fair value calculating projects, adjustment information among book values at term start and term end as well as sensitivity analysis on unobserved parameters

√	Applicable	☐	Not applicable

	Opening balance	Other changes	Transferred-out from level 3	Current gains or losses are recognized in profit or loss	Closing balance	Changes in unrealized gains or losses on assets held at the end of the year that are recognized in profit or loss

Trading financial assets
Financial assets measured at fair value with changes included in current profits and losses
Equity instrument investment	13,967,938.60	193,195,397.49			207,163,336.09
Other non-current financial assets	4,100,000,000.00	-200,000,000.00		18,000,000.00	3,918,000,000.00	18,000,000.00
	4,113,967,938.60	-6,804,602.51		18,000,000.00	4,125,163,336.09	18,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	For continuous fair value calculating items, the transfer reasons and the policy of determining the transfer time point shall be described if transferring occurs among levels in the term

☐	Applicable	√	Not applicable

7.	Estimate technology change occurred in the current year and change reasons

☐	Applicable	√	Not applicable

8.	Financial asset not measured in fair value and fair value of financial liabilities

√	Applicable	☐	Not applicable

The following is a comparison of the carrying value and fair value of various categories of financial instruments, excluding lease liabilities and financial instruments with minimal differences between carrying value and fair value:

	Carrying value	Fair value
Financial liabilities
Long-term borrowings	2,070,085,001.67	2,047,178,067.23

9.	Others

☐	Applicable	√	Not applicable

XII. Affiliated Parties and Transactions

1.	Parent company of the Company

☐	Applicable	√	Not applicable

2.	Subsidiaries of the Company

For details on the Company’s subsidiaries, please refer to the notes

√	Applicable	☐	Not applicable

For details of subsidiaries, please refer to Section IX.1. Equity in subsidiaries.

3.	Cooperative enterprises and joint ventures of the Company

See Note for significant cooperative enterprises and joint ventures of the Company

√	Applicable	☐	Not applicable

For details of important cooperative enterprises and joint venture, please refer to section IX. 3. Equities in Cooperative Enterprises and Joint Ventures

The information of other cooperative enterprises and joint ventures that have related-party transaction with the Company in this term, or had related-party transaction with the Company at earlier term and have formed balances

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Names of cooperative enterprises and joint ventures	Relation to the Company
Yonghui Fresh Food Development Co., Ltd.	The Group’s shareholding ratio of 32.33%
Zhongbai Holdings Group Co., Ltd.	The Group’s shareholding ratio of 9.93%
Fujian OneBank Limited	The Group’s shareholding ratio of 27.50%
Chengdu Hongqi Chain Co., Ltd.	The Group’s shareholding ratio of 21.00%
Xiangcun Gaokao Agricultural Co., Ltd.	The Group’s shareholding ratio of 20.00%
Fuzhou Yijiu San San Bean Products Co., Ltd.	The Group’s shareholding ratio of 42.00%
Beijing Friendship Messenger Trading Co., Ltd.	The Group’s shareholding ratio of 30.00%
Fujian Minwei Industrial Co., Ltd.	The Group’s shareholding ratio of 17.59%
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	The Group’s shareholding ratio of 20.00%
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 30.00%
1233 International Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 40.00%
Fuzhou Yunchuang Life Information Technology Co., Ltd.	The Group’s shareholding ratio of 15.84%
Yunda Online (Shenzhen) Technology Development Co., Ltd.	The Group’s shareholding ratio of 15.53%
Fujian Lingyu Jinhua Brand Management Co., Ltd.	The Group’s shareholding ratio of 15.84%
Origin Country Network Technology (Shanghai) Co., Ltd.	The Group’s shareholding ratio of 4.24%
Shanghai Xuanhui Business Service Technology Co., Ltd.	The Group’s shareholding ratio of 18.64%
Beijing Yonghui Yuanxin Health Technology Co., Ltd.	The Group’s shareholding ratio of 49.00%

Other disclosures

☐	Applicable	√	Not applicable

4.	Other affiliated parties

√	Applicable	☐	Not applicable

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Tencent Technology (Shenzhen) Co., Ltd	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Tencent Cloud Computing (Beijing) Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Shenzhen Tencent Computer System Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Guangdong Mannings Chain Commercial Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings (Chongqing) Health Products Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings Chain Commercial (Beijing) Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company
Mannings Daily Necessities Commercial (Shanghai) Co., Ltd.	Subsidiaries of Dairy Co., Ltd., which holds 21.08% equity of the Company

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Beijing Jingdong Century Trade Co., Ltd.	Enterprise holding an 8.11% equity interest in the Company
Suqian Hanbang Investment Management Co., Ltd.	Enterprise holding a 5.27% equity interest in the Company
Beijing Jingbangda Trading Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
JD.COM INTERNATIONAL LIMITED	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Dada Group Limited	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Beijing Jingdong 360 Degrees E-Commerce Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Beijing Jingdong Century Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Chengdu Jingdong Century Trading Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Jiangsu Jingdong Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.38% equity in the Company
Fujian Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Fujian Xuanhui Yongjia Business Operation Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Xuancheng Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Fuzhou Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Sanming Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Sanming Xuanhui Business Operation Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 9.72% equity interest in the Company
Zhang Xuansong	Natural person holding an 9.72% equity interest in the Company
Zhang Xuanning	Natural person holding 8.20% equity of the Company
Songyuan Rongtong Real Estate Development Co., Ltd.	Minority shareholder of the Company’s sub-subsidiary
Fuping County Qijin Ecological Agriculture Technology Development Co., Ltd.	Original minority shareholder of the Company’s subsidiary
PARKnSHOP (China) Investment Co., Ltd.	Minority shareholder of the Company’s subsidiary
Fuzhou Shouyao Construction Labor Engineering Co., Ltd.	Minority shareholder of the Company’s subsidiary
Zhanjiang Guolian Aquatic Products Co., Ltd	Original cooperative enterprise of the Company
Fanshiyun (Beijing) Retail Technology Co., Ltd.	Original cooperative enterprise of the Company
Quanzhou Lixia Business Management Co., Ltd.	Original cooperative enterprise of the Company
Jiangsu Shenguo Technology Co., Ltd.	Original cooperative enterprise of the Company
Fujian Enhui Technology Co., Ltd.	Original cooperative enterprise of the Company
Directors, Supervisors, Chief Financial Officer, and Board Secretary	Key Management Staff

5.	Affiliated transactions

(1).	Related transactions for purchasing and selling commodities and providing and accepting labor service

Table for goods procurement/labor service acceptance

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Commodity purchase	2,105,500,249.94	2,804,850,064.28
Beijing Friendship Messenger Trading Co., Ltd.	Commodity purchase	593,897,060.08	525,754,592.90
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Commodity purchase	602,816,315.71	713,546,399.67

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Commodity purchase	1,027,468,818.31	306,258,789.30
Zhanjiang Guolian Aquatic Development Co., Ltd. and its subsidiaries	Commodity purchase		166,981,811.67
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Commodity purchase	36,607.52
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Commodity purchase	46,846,888.78
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Commodity purchase	53,239,419.68	81,413,682.49
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Commodity purchase	19,241,251.01	22,227,655.29
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Commodity purchase	47,647,616.10	70,007,310.80
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Commodity purchase	9,857,019.24	12,307,206.55
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Commodity purchase		1,106,696.90
Fujian Minwei Industrial Co., Ltd. and its subsidiaries	Commodity purchase	441,674.33	39,706.03
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Commodity purchase		24,238.13
Dada Group Limited and its subsidiaries	Labor service acceptance	427,634,887.75
Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	Labor service acceptance	206,339,930.69	171,466,331.56
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Labor service acceptance	106,055,596.48	104,621,610.61
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Labor service acceptance	53,420,539.84	89,987,622.18
Tencent Cloud Computing (Beijing) Co., Ltd.	Labor service acceptance	24,551,286.93	19,848,270.70
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Labor service acceptance	5,832,616.83	20,869,727.37
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Labor service acceptance		6,385,244.66
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Labor service acceptance	6,286,109.86	1,160,850.41
Beijing Jingbangda Trading Co., Ltd. and its subsidiaries	Labor service acceptance	596,261.58	743,631.65
Quanzhou Lixia Business Management Co., Ltd.	Labor service acceptance		516,042.69
Fanshiyun (Beijing) Retail Technology Co., Ltd.	Labor service acceptance		207,547.16
Chengdu Hongqi Chain Co., Ltd.	Labor service acceptance	427,308.47	167,484.67
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Labor service acceptance	476,151.68	294,466.32
Jiangsu Shenguo Technology Co., Ltd.	Labor service acceptance		256,072.21
Shenzhen Tencent Computer System Co., Ltd.	Labor service acceptance	1,886,792.45
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Labor service acceptance	300.00
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Labor service acceptance	105.66

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Tencent Cloud Computing (Beijing) Co., Ltd.	Acquisition of fixed assets	13,507,804.63	16,054,746.77
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Acquisition of fixed assets	27,595.46
PARKnSHOP (China) Investment Co., Ltd.	Usage fee for funds	2,148,661.82	2,262,239.54

Table for goods sale/labor service rendering

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Content of related	Amount of	Amount of
Affiliated parties	transaction	current period	last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Sales of goods	150,093,850.59	686,337,847.76
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Sales of goods	55,182,325.71	107,842,574.21
Zhanjiang Guolian Aquatic Products Co., Ltd	Sales of goods		295,412.84
Fujian Enhui Technology Co., Ltd. and its subsidiaries	Sales of goods		19,127,024.66
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Sales of goods		2,921,108.08
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Sales of goods	52,176,092.90	619,277.31
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Sales of goods	12,710,597.41	594,561.79
Tencent Technology (Shenzhen) Co., Ltd	Sales of goods	495,611.37
Fujian OneBank Limited	Sales of goods	4,969.91	14,511.50
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Provision of labor services	21,318,264.78	9,766,268.00
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Provision of labor services	11,277,391.86	34,487,987.75
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Provision of labor services	5,465,952.11	4,075,471.69
Fujian OneBank Limited	Provision of labor services	1,504,481.80
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Provision of labor services	405,823.11	1,633,582.83
Zhanjiang Guolian Aquatic Products Co., Ltd	Provision of labor services		782,028.88
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Provision of labor services	36,658.55	67,254.74
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Provision of labor services	152,169.96	143,136.67
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Provision of labor services	58,912.41	184,395.73
Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	Provision of labor services	127,358.49
Beijing Friendship Messenger Trading Co., Ltd.	Provision of labor services		604,752.84
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Provision of labor services	117,924.53	1,500,856.67
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Provision of labor services	94,339.62	7,722.32
Tencent Technology (Shenzhen) Co., Ltd	Provision of labor services	47,305.54

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Provision of labor services	4,943.09
Fujian OneBank Limited	Interest income	14,301,348.84	17,890,879.20
Fujian Minwei Industrial Co., Ltd.	Interest income	3,278,939.00	4,761,423.13
Zhanjiang Guolian Aquatic Products Co., Ltd	Interest income		2,167,190.75
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Interest income	3,144,280.00	3,412,085.71
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Interest income	6,121,111.00	1,225,366.89
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Interest income	531,666.05	563,696.18

Affiliated transaction description on purchase and sale of goods, supply and labor service acceptance

☐	Applicable	√	Not applicable

(2).	Related entrusted management/contracting and mandatory management/outsourcing conditions

Table for trustee management and contracting of the Company:

☐	Applicable	√	Not applicable

Description of the condition of affiliated trusteeship/contracting

☐	Applicable	√	Not applicable

List of entrusted management/outsource cases of the Company

☐	Applicable	√	Not applicable

Description on affiliated management/contracting condition

☐	Applicable	√	Not applicable

(3).	Related lease

The Company is the lessor:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of lessee	Type of leased assets	Confirmed leasing income in current period	Confirmed leasing income in previous period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse leasing	21,820,885.81	22,520,068.71
1233 International Supply Chain Management Co., Ltd.	Commercial land – Fuzhou MIXC	4,318,987.78	3,310,861.36
Fujian Lingyu Jinhua Brand Management Co., Ltd.	Commercial land – Chongqing Xuanhui Real Estate Company	983,749.64	609,430.07
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Commercial land – Guanghua Avenue Store, Wenjiang, Chengdu	230,603.70	319,790.77

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Company as the Leasee:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Simplified rental fees for		Variable lease payments not
		short-term leases and		included in the measurement
		low-value asset leases		of lease liabilities				Interest expense on lease
		(if applicable)		(if applicable)		Rent paid		liabilities assumed		Increased right-of-use assets
		Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of
Name of Lessor	Type of leased assets	current period	last period	current period	last period	current period	last period	current period	last period	current period	last period
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Commercial land – Pucheng Xinghua Store					2,689,318.80	2,689,318.80	1,105,949.88	1,179,910.87
Zhang Xuansong	Commercial land – Daru Shijia Store					5,957,905.36	5,792,439.76	1,345,709.01	1,557,931.51
Zhang Xuansong	Office building – Zuohai Office Building					3,368,808.68	841,625.71	35,474.94	36,425.95
Fuzhou Xuanhui Property Development Co., Ltd.	Commercial land –Fuzhou Minhou Nantong Branch Store					908,708.28	908,708.28	1,153,594.70	1,142,155.79
Sanming Xuanhui Property Development Co., Ltd.	Commercial land –Yongjia Tiandi Store					730,514.28	730,514.28	924,483.60	915,423.08
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land and office building –Park Store					3,250,455.43	3,405,768.02	929,005.04	1,041,788.46	1,722,158.32
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land – Quangang Yongjia Store, Quanzhou					1,998,451.32	1,998,451.32	1,227,399.86	1,263,437.40
Yonghui Fresh Food Supply Chain Management Co., Ltd.	Warehouse Leasing –Beijing Logistics Warehouse	5,174,311.92				5,174,311.92
Yonghui Fresh Food Supply Chain Management Co., Ltd.	Warehouse Leasing –Shaanxi Logistics Warehouse	595,369.67	503,179.99			595,369.67	503,179.99

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Descriptions of affiliated leases condition

√	Applicable	☐	Not applicable

Since January 1, 2021, the Company has been adopting the new leasing standard. Under the new standard, for non-exempt lease contracts, the Company no longer recognizes lease expenses on the balance sheet. Lease expenses for exempt contracts are recognized using the straight-line method.

(4).	Related-party guarantee

The Company as the guarantor

☐	Applicable	√	Not applicable

The Company as the guaranteed party

☐	Applicable	√	Not applicable

Description of affiliated guarantee

☐	Applicable	√	Not applicable

(5).	Fund inter-bank lending for affiliated parties

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Affiliated	Lending
parties	amount	Starting date	Due date	Explanation
Borrowings PARKnSHOP (China) Investment Co., Ltd.	46,250,000.00	May 9, 2019	May 8, 2023	Borrowings

Affiliated	Lending
parties	amount	Starting date	Due date	Explanation
Lendings Fujian Minwei Industrial Co., Ltd.	53,900,000.00	May 31, 2022	December 31, 2023	Factoring funds
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	25,971,389.79	December 4, 2022	June 14, 2023	Factoring funds
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	200,000,000.00	January 4, 2022	June 30, 2022	Factoring funds
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	438,876.40	November 22, 2022	November 21, 2023	Group borrowings

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(a)	In the year 2021, Fujian Minwei Industrial Co., Ltd. obtained factoring loans from the Group with a total amount of RMB61,900,000.00, with an annual interest rate of 8.50%, maturing within 2022. In the year 2022, an extension of RMB53,900,000.00 was granted, with an annual interest rate of 8.50%, maturing on December 31, 2023.

(b)	In the year 2021, Fujian Xingyuan Agricultural and Animal Husbandry Technology Co, Ltd. obtained factoring loans from the Group with a total amount of RMB35,000,000.00, with an annual interest rate of 12.00%, maturing within 2022. In the year 2022, an extension of RMB25,971,389.79 was granted, with an annual interest rate of 12.00%, maturing on June 14, 2023.

(c)	In the current year, Yonghui Fresh Food Development Co., Ltd. and its subsidiaries obtained factoring loans from the Group, totaling RMB200,000,000.00 with an annual interest rate of 7.00%. The loans started on January 4, 2022 and were settled on June 30, 2022. (In 2021, factoring loans were obtained, totaling RMB100,000,000.00, with an annual interest rate of 7.00%. The loans started on October 26, 2021 and were settled on December 30, 2021).

(d)	In the year 2022, Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries borrowed funds from the Group, totaling RMB438,876.40 with an annual interest rate of 4.875%. The loans, started on November 22, 2022, will mature on November 21, 2023. The remaining amount of RMB11,729,000.00 will mature on February 24, 2024.

(6).	Assets transferring and debt restructuring of affiliated parties

☐	Applicable	√	Not applicable

(7).	Remuneration for key management personnel

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Remuneration for key management personnel	2,364.79	3,509.50

(8).	Other related transactions

☐	Applicable	√	Not applicable

6.	Receivables and payables of affiliated parties

(1).	Receivables

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

		Closing balance		Opening balance
Items	Affiliated parties	Book balance	Bad debt provision	Book balance	Bad debt provision
Account receivable	Dada Group Limited and its subsidiaries	59,362,623.65	593,626.24
Account receivable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	764,445.10	7,644.45	1,914,602.52	19,146.03
Account receivable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	1,432,130.81	14,321.31	4,442,427.43	44,424.27
Account receivable	Fujian Enhui Technology Co., Ltd. and its subsidiaries			9,884,452.60	98,844.53
Account receivable	Jiangsu Jingdong Information Technology Co., Ltd.	284,794.41	2,847.94	249,643.22	2,496.43
Account receivable	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	4,516,540.92	45,165.41	6,058,292.95	60,582.93
Account receivable	Chengdu Hongqi Chain Co., Ltd. and its subsidiaries			18,750.00	187.50
Account receivable	Beijing Jingdong Century Trade Co., Ltd.	14,489,642.29	144,896.42	514,380.89	5,143.81
Other receivables	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	12,944,531.11	12,944,531.11	11,942,088.70	119,420.89
Other receivables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	200,000.00	2,000.00	100,000.00	1,000.00
Other receivables	Fujian OneBank Limited	389,579.34	3,895.79	434,591.63	4,345.92
Other receivables	Dada Group Limited and its subsidiaries	110,000.00	1,100.00
Other receivables	Beijing Jingdong Century Trade Co., Ltd.	100,000.00	1,000.00	150,000.00	1,500.00
Other receivables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	82,500.00	825.00	514,601.18	5,146.01

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Opening balance
			Bad debt		Bad debt
Items	Affiliated parties	Book balance	provision	Book balance	provision
Other receivables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	373.26	3.73	100,000.00	1,000.00
Other receivables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries			47,250.00	472.5
Prepaid accounts	Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	88,942,276.95		118,118,547.54
Prepaid accounts	Beijing Friendship Messenger Trading Co., Ltd.	24,965,052.97		71,637,166.57
Prepaid accounts	Beijing JD Century Trading Co., Ltd. and its subsidiaries	6,726,802.12
Prepaid accounts	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries			827,917.11
Prepaid accounts	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	495,345.17
Prepaid accounts	Fujian Enhui Technology Co., Ltd. and its subsidiaries			6,031,628.92
Prepaid accounts	Fujian Lingyu Jinhua Brand Management Co., Ltd.	55,296.26		155,296.26
Prepaid accounts	Tencent Cloud Computing (Beijing) Co., Ltd.			17,964.72
Prepaid accounts	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	254,734.86		43,304.42
Prepaid accounts	Dada Group Limited and its subsidiaries	115,422.46
Prepaid accounts	Origin Country Network Technology (Shanghai) Co., Ltd.	67,800.10
Prepaid accounts	Shanghai Xuanhui Business Service Technology Co., Ltd.	16,249.99
Prepaid accounts	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	12,032.40		242.92
Prepaid accounts	Fujian Xuanhui Real Estate Development Co., Ltd.			120,266.10
Prepaid accounts	Shenzhen Tencent Computer System Co., Ltd.	2,052,547.17		50,000.00
Factoring receivable	Fujian Minwei Industrial Co., Ltd.	25,935,974.23	7,780,792.27	58,099,555.36	580,995.55
Factoring receivable	Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	24,069,912.36	7,179,682.94	30,185,604.58	301,856.05

(2).	Accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Notes payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries		33,000,000.00
Accounts payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	158,782,785.61	286,827,632.90
Accounts payable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	150,674,367.43	104,997,669.53
Accounts payable	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	3,714,327.94	9,263,911.27
Accounts payable	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	389,777.13	5,789,907.83
Accounts payable	Fujian Enhui Technology Co., Ltd. and its subsidiaries		491,723.42
Accounts payable	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	2,927,831.08	2,316,644.04
Accounts payable	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	3,685,311.72	5,459,248.10
Accounts payable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	11,753.14	820,154.49
Accounts payable	Fujian Minwei Industrial Co., Ltd. and its subsidiaries	114,477.03
Accounts payable	Origin Country Network Technology (Shanghai) Co., Ltd.	55,305.33
Accounts payable	Fuping County Qijin Ecological Agriculture Technology Development Co., Ltd.		13,474.86
Accounts payable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	3,447.15	45,196.69
Other payables	Dada Group Limited and its subsidiaries	52,983,951.82
Other payables	PARKnSHOP (China) Investment Co., Ltd.	46,969,371.21	46,897,027.13
Other payables	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	20,144,212.34	32,051,174.31
Other payables	Shanghai Xuanhui Business Service Technology Co., Ltd.	20,158,019.37	19,917,251.43
Other payables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	25,143,631.86	10,344,983.99
Other payables	Songyuan Rongtong Real Estate Development Co., Ltd.	1,778,060.52	1,778,060.52
Other payables	Chengdu Hongqi Chain Co., Ltd. and its subsidiaries	200,000.00	160,000.00
Other payables	Tencent Cloud Computing (Beijing) Co., Ltd.	1,204,212.55	1,204,212.55
Other payables	Zhang Xuansong	1,880,742.05	1,880,742.05
Other payables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	1,369,579.07	2,161,422.15
Other payables	Beijing JD Century Trading Co., Ltd. and its subsidiaries	81,150.66	41,649.54
Other payables	Mannings (Chongqing) Health Products Co., Ltd.		30,000.00
Other payables	Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries		66,150.00
Other payables	Beijing Jingbangda Trading Co., Ltd. and its subsidiaries		8,706.63
Other payables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,640,383.21
Contract liabilities	Fujian Enhui Technology Co., Ltd. and its subsidiaries		1,865,081.22
Contract liabilities	Beijing Jingdong Century Trade Co., Ltd.		242,624.90
Contract liabilities	1233 International Supply Chain Management Co., Ltd. and its subsidiaries		1,115,657.81
Contract liabilities	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	2,017.92	631,407.85

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Contract liabilities	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	4,038,766.18	158,362.93
Contract liabilities	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	878,866.62
Contract liabilities	Dada Group Limited and its subsidiaries	40,902.40
Contract liabilities	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	3,965.56	4,338.32
Advance payment	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	8,172.80	53,481.73
Advance payment	Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries		94,500.00
Advance payment	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,103,310.75
Lease liabilities	Fujian Xuanhui Real Estate Development Co., Ltd.	57,161,386.37	46,117,005.45
Lease liabilities	Zhang Xuansong	28,202,639.31	29,770,869.55
Lease liabilities	Fuzhou Xuanhui Property Development Co., Ltd.	38,507,138.00	24,023,367.54
Lease liabilities	Yonghui (Pucheng) Real Estate Development Co., Ltd.	27,827,132.10	23,834,992.60
Lease liabilities	Sanming Xuanhui Property Development Co., Ltd.	30,643,982.21	19,252,212.34

7.	Commitment of affiliated parties

☐	Applicable	√	Not applicable

8.	Others

√	Applicable	☐	Not applicable

Deposition of monetary funds of affiliated parties

Items	Affiliated parties	Closing balance	Opening balance
Bank deposit	Fujian OneBank Limited	800,300,903.35	651,099,553.50

XIII. Share-based Payment

1.	Overall condition of share-based payment

☐	Applicable	√	Not applicable

2.	Condition of equity-settled share-based payment

☐	Applicable	√	Not applicable

3.	Condition of cash-settled share-based payment

☐	Applicable	√	Not applicable

4.	Condition of modification and termination of share-based payment

☐	Applicable	√	Not applicable

5.	Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

XIV.	Commitments and Contingencies

1.	Major commitments

☐	Applicable	√	Not applicable

2.	Contingencies

(1).	Important contingencies existed on the balance sheet date

☐	Applicable	√	Not applicable

(2).	The descriptions shall be given to significant contingencies which do not require separate disclosure by the Company:

☐	Applicable	√	Not applicable

3.	Others

☐	Applicable	√	Not applicable

XV.	Events Occurring after the Balance Sheet Date

1.	Important non-adjusting events

☐	Applicable	√	Not applicable

2.	Profit distributions

☐	Applicable	√	Not applicable

3.	Sales return

☐	Applicable	√	Not applicable

4.	Description of other events occurring after the balance sheet date

☐	Applicable	√	Not applicable

XVI.	Other Important Matters

1.	Correction of accounting error at earlier stage

(1).	Retrospective restatement

☐	Applicable	√	Not applicable

(2).	Prospective application

☐	Applicable	√	Not applicable

2.	Debt restructuring

☐	Applicable	√	Not applicable

3.	Assets swap

(1).	Non-monetary assets exchange

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Other assets replacements

☐	Applicable	√	Not applicable

4.	Pension plan

☐	Applicable	√	Not applicable

5.	Operation termination

☐	Applicable	√	Not applicable

6.	Segment information

(1).	Determination basis and accounting policy of reporting division

☐	Applicable	√	Not applicable

(2).	Financial information of report segments

☐	Applicable	√	Not applicable

(3).	The Company shall explain the reason if there is no report segment or it can not disclose the total assets and total balance in the report segments.

√	Applicable	☐	Not applicable

Excluding the retail business, the Group does not operate any other business that has a significant impact on its operational results. The products sold by the Group have similar characteristics and bear similar risks and returns. Therefore, the Group’s operating activities belong to a single business segment. As the Group operates its business only in one region, with the majority of its revenue and assets located within the territory of China, the Group is not required to disclose segment data.

(4).	Other disclosures

☐	Applicable	√	Not applicable

7.	Other significant transactions and matters having effect on investor’s decision

☐	Applicable	√	Not applicable

8.	Others

☐	Applicable	√	Not applicable

XVII.	Notes to Major Items of Parent Company’s Financial Statements

1.	Accounts receivable

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance
Within 1 year	75,576,047.68
Sub-total within one year	75,576,047.68
1-2 years	894,402.56
2-3 years	250,621.82
Over 3 years	213,526.58
Total	76,934,598.64

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Classified disclosure by bad-debt provision method

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion					Proportion
				of bad-debt	Carrying				of bad-debt	Carrying
Category	Amount	Proportion	Amount	provision	value	Amount	Proportion	Amount	provision	value
		(%)		(%)			(%)		(%)
Provision made on a collective basis	76,934,598.64	100.00	4,196,611.60	5.45	72,737,987.04	39,592,218.51	100.00	2,683,304.53	6.78	36,908,913.98
Among which:
Portfolio 1
Accounts receivable from sales	73,228,760.38	95.18	3,676,899.99	5.02	69,551,860.39	37,884,060.51	95.69	2,249,862.80	5.94	35,634,197.71
Supplier service fees and rentals	2,280,236.00	2.97	505,455.59	22.17	1,774,780.41	1,307,581.84	3.30	429,435.97	32.84	878,145.87
Portfolio 2
Accounts receivable from affiliated parties	1,425,602.26	1.85	14,256.02	1.00	1,411,346.24	400,576.16	1.01	4,005.76	1.00	396,570.40
Total	76,934,598.64	/	4,196,611.60	/	72,737,987.04	39,592,218.51	/	2,683,304.53	/	36,908,913.98

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Within 1 year	74,550,876.27	3,727,543.81	5.00
1-2 years	493,971.71	123,492.93	25.00
2-3 years	250,621.82	117,792.26	47.00
Over 3 years	213,526.58	213,526.58	100.00
Total	75,508,996.38	4,182,355.58

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Accounts receivable from affiliated parties	1,425,602.26	14,256.02	1.00
Total	1,425,602.26	14,256.02	1.00

Validation standards and specifications of combined bed-debt provision based:

☐	Applicable	√	Not applicable

If bad debt provision is provided based on the expected credit loss general model, please refer to the disclosure of other receivables:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
	Opening balance	Provision	Provision Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance

Category
Bad-debt provision for accounts receivable	2,683,304.53	2,040,056.79		526,749.72		4,196,611.60
Total	2,683,304.53	2,040,056.79		526,749.72		4,196,611.60

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4).	Receivables actually verified and cancelled in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	526,749.72

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

(5).	Receivables of first five companies with the greatest amount of closing amount (categorizing by debtor)

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion in
		the total closing
		balance of
		accounts	Closing balance of
Unit name	Closing balance	receivable	bad-debt provision
		(%)
Client I	37,347,447.87	48.54	1,867,372.39
Client II	7,610,689.08	9.89	380,534.45
Client III	4,439,672.54	5.77	221,983.63
Client IV	2,970,340.48	3.86	148,517.02
Client V	1,161,706.39	1.52	58,085.33
Total	53,529,856.36	69.58	2,676,492.82

(6).	Accounts receivable ceased to be recognized due to the transfer of financial assets

☐	Applicable	√	Not applicable

(7).	Transferred receivables and capital and liabilities formed after continuous involvement

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

2.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Dividends receivable		18,000,000.00
Other receivables	11,153,838,335.49	43,463,029,538.77
Total	11,153,838,335.49	43,481,029,538.77

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

☐	Applicable	√	Not applicable

1.	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

2.	Provision of bad debts

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

(4).	Dividends receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Item (or Invested Company)	Closing balance	Opening balance
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.		18,000,000.00
Total		18,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

1.	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

2.	Provision of bad debts

(5).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(6).	Provision of bad debts

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance
Within 1 year	11,101,750,690.94
Sub-total within one year	11,101,750,690.94
1-2 years	10,615,888.36
2-3 years	12,335,754.05
Over 3 years	46,269,309.38
Total	11,170,971,642.73

(2).	Classification of other accounts payable according to the nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	65,722,463.55	64,738,198.89
Purchases and store petty cash payments	4,644,790.40	5,816,136.09
Receivables from affiliated parties	13,377,404.37	12,382,088.70
Other receivables	6,105,429.08	4,392,480.71
Intra-group receivables	11,081,121,555.33	43,378,902,174.91
Total	11,170,971,642.73	43,466,231,079.30

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Balance as at January 1, 2022	879,652.86	543,274.03	1,778,613.64	3,201,540.53
Balance as of January 1, 2022 in the current period
– Transferred to Phase II	-67,839.49	67,839.49
– Transferred to Phase III		-300,740.15	300,740.15
– Reversed to Phase II
– Reversed to Phase I
Provision of the current period	5,205.04	267,069.76	14,422,937.11	14,695,211.91
Provision reversed in current period
Charge-off of the current period		763,445.20	763,445.20
Write-off of the current period
Other changes
Balance as at December 31, 2022	817,018.41	577,443.13	15,738,845.70	17,133,307.24

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(4).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Closing	Other
Category	balance	Provision	or Reversed	or write-off	balance	changes
Bad-debt provision for other receivables	3,201,540.53	14,695,211.91		763,445.20		17,133,307.24
Total	3,201,540.53	14,695,211.91		763,445.20		17,133,307.24

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5).	Other receivables actually verified and cancelled of current year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Other receivables actually written off	763,445.20

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(6).	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

				Proportion in
				total closing	Closing balance
				balance of other	of bad-debt
Unit name	Nature of receivable	Closing balance	Aging	receivables	provision
				(%)
Client I	Intra-group receivables	2,050,287,662.28	Within 1 year	18.35
Client II	Intra-group receivables	977,195,623.50	Within 1 year	8.75
Client III	Intra-group receivables	759,872,711.66	Within 1 year	6.80
Client IV	Intra-group receivables	686,017,870.68	Within 1 year	6.14
Client V	Intra-group receivables	672,964,718.85	Within 1 year	6.02
Total	/	5,146,338,586.97	/	46.06

(7).	Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

(8).	Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

(9).	Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Long-term equity investment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance			Opening balance
		Impairment			Impairment
Items	Book balance	provision	Carrying value	Book balance	provision	Carrying value
Investment in subsidiaries	8,533,363,770.99		8,533,363,770.99	8,480,383,770.99		8,480,383,770.99
Investment in cooperative enterprises and joint ventures	3,561,969,941.27	356,747,029.69	3,205,222,911.58	3,893,487,057.12	250,959,537.39	3,642,527,519.73
Total	12,095,333,712.26	356,747,029.69	11,738,586,682.57	12,373,870,828.11	250,959,537.39	12,122,911,290.72

(1).	Investment in subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Fujian Yonghui Superstores Co., Ltd.	800,000,000.00			800,000,000.00
Chongqing Yonghui Superstores Co., Ltd.	714,400,000.00			714,400,000.00
Beijing Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Liaoning Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Sichuan Yonghui Store Co., Ltd.	1,000,000,000.00			1,000,000,000.00
Jilin Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Shanghai Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Anhui Yonghui Superstores Co., Ltd.	285,080,000.00			285,080,000.00
Fujian Yonghui Logistics Co., Ltd.	285,000,000.00			285,000,000.00
Guangdong PARK&YH Superstores Co., Ltd.	370,000,000.00			370,000,000.00
Guizhou Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Hebei Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Jiangsu Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Zhejiang Yonghui Superstores Co., Ltd.	120,000,000.00			120,000,000.00
Chengdu Yonghui Business Development Co., Ltd.	104,000,000.00			104,000,000.00
Yonghui Logistics Co., Ltd.	90,000,000.00			90,000,000.00
Fuzhou Minhou Yonghui Superstores Co., Ltd.	89,521,504.19			89,521,504.19
Henan Yonghui Superstores Co., Ltd.	80,860,000.00			80,860,000.00
Shanghai Dongzhan International Trade Co., Ltd.	59,210,296.00			59,210,296.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Hubei Yonghui Zhongbai Superstores Co., Ltd.	55,000,000.00			55,000,000.00
Fujian Strait Food Development Co., Ltd.	53,000,000.00			53,000,000.00
Fujian Minhou Yonghui Commercial Co., Ltd.	50,000,000.00			50,000,000.00
Anhui Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Shandong Yonghui Superstores Co., Ltd.	50,000,000.00			50,000,000.00
Xiamen Yonghui Minsheng Superstores Co., Ltd.	41,670,000.00			41,670,000.00
Hunan Yonghui Superstores Co., Ltd.	40,000,000.00			40,000,000.00
Fujian Yonghui Commercial Co., Ltd.	37,398,045.18			37,398,045.18
Jiangsu Yonghui Business Management Co., Ltd.	30,000,000.00			30,000,000.00
Fujian Yonghui Culture Media Co., Ltd.	28,256,090.88			28,256,090.88
Fuping Yonghui Modern Agricultural Development Co., Ltd.	28,030,000.00	2,980,000.00		31,010,000.00
Yonghui Holdings Co., Ltd.	25,277,999.95			25,277,999.95
Ningbo Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guangxi Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Xiamen Yonghui Commercial Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yonghui Modern Agriculture Development Co., Ltd.	10,000,000.00			10,000,000.00
Jiangxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shaanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Heilongjiang Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Xiangxin Investment Fund Management Co., Ltd.	11,500,000.00			11,500,000.00
Yunnan Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Ningxia Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Chongqing Boyuan Xunke Technology Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	9,000,000.00			9,000,000.00
Fujian Yongjin Trading Co., Ltd.	4,900,000.00			4,900,000.00
Fuping Yunshang Supply Chain Management Co., Ltd.	200,000,000.00			200,000,000.00
Guizhou Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunjin Technology Co., Ltd.	500,000,000.00			500,000,000.00
Xizang Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guansu Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Qinghai Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Beijing Yonghui Technology Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yuntong Supply Chain Co., Ltd.	100,000,000.00			100,000,000.00
Fujian Yongyuehui Business Management Co., Ltd.	100,000,000.00			100,000,000.00
East China Yonghui Logistics Co., Ltd.		50,000,000.00		50,000,000.00
Yonghui Yunchuang Technology Co., Ltd.	338,279,834.79			338,279,834.79
Total	8,480,383,770.99	52,980,000.00		8,533,363,770.99

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Investment in cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/decrease in the current period
Investment unit	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive revenue adjustment	Other equity changes	Distribution of cash dividends or profits	Provision of impairment losses	Others	Closing balance	Closing balance of provision for impairment
I. Cooperative enterprises Yonghui Fresh Food Development Co., Ltd.	156,722,946.25			-108,103,528.11						48,619,418.14
Subtotal	156,722,946.25			-108,103,528.11						48,619,418.14
II. Joint ventures
Zhongbai Holdings Group Co., Ltd.	220,361,681.23		-215,345,265.93	-5,016,415.30
Chengdu Hongqi Chain Co., Ltd.	1,948,635,465.55			101,990,525.37			-3,998,400.00			2,046,627,590.92
Zhanjiang Guolian Aquatic Products Co., Ltd
Fujian OneBank Limited	603,152,265.98			9,633,586.03	-866,721.55					611,919,130.46
Xiangcun Gaokao Agricultural Co., Ltd.
Fujian Minwei Industrial Co., Ltd.	286,190,547.42			-36,363,802.38				196,826,745.04		53,000,000.00	356,747,029.69
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	86,168,800.44			9,580,006.06		10,825,936.22				106,574,742.72
Beijing Friendship Messenger Trading. Co., Ltd	66,419,903.84			-11,930,851.04						54,489,052.80
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	51,851,641.23			34,331,932.13			-24,300,000.00			61,883,573.36
Fuzhou Yijiu San San Bean Products Co., Ltd.	20,309,611.38			10,842,346.87						31,151,958.25
Fanshiyun (Beijing) Retail Technology Co., Ltd.	13,857,400.41		-11,637,042.57	-2,220,357.84
1233 International Supply Chain Management Co., Ltd.	188,857,256.00			2,100,188.93						190,957,444.93
Subtotal	3,485,804,573.48		-226,982,308.50	112,947,158.83	-866,721.55	10,825,936.22	-28,298,400.00	196,826,745.04		3,156,603,493.44	356,747,029.69
Total	3,642,527,519.73		-226,982,308.50	4,843,630.72	-866,721.55	10,825,936.22	-28,298,400.00	196,826,745.04		3,205,222,911.58	356,747,029.69

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Operating revenues and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	7,611,241,236.24	6,968,231,428.63	7,358,310,070.68	6,808,157,965.86
Other business	599,683,767.74	11,908,124.52	583,321,768.28	34,047,723.99
Total	8,210,925,003.98	6,980,139,553.15	7,941,631,838.96	6,842,205,689.85

(2).	Conditions of incomes generated by contract

☐	Applicable	√	Not applicable

(3).	Description of performance obligations

☐	Applicable	√	Not applicable

(4).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

5.	Investment income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Long-term equity investment income measured with cost method	370,500,000.00	929,000,000.00
Long-term equity investment income measured with equity method	4,843,630.72	-23,048,225.04
Investment income for disposing long-term equity investment production	-1,716,557.39	42,413,884.07
Investment income of trading financial assets during the holding period		521,082.72
Investment income of holding trading financial assets	-45,127,381.37	342,553.95
Investment income from non-current financial assets during the holding period		67,910,214.00
Total	328,499,691.96	1,017,139,509.70

6.	Others

☐	Applicable	√	Not applicable

XVIII. Supplementary Information

1.	Detailed statement of current non-recurring profit and loss

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

Items	Amount	Explanation
Gains and losses on disposal of non-current assets	179,006,039.03
Government grants included in current profits and losses (excluding the government grants closely related to the Company’s business operations and government grants based on standard quota or quantitative amounts according to unified national standards)	211,947,320.51
Gains or losses attributable to change in fair value for held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, and derivative financial liabilities; and investment income from disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other creditor investments, excluding the effective hedging business related to the normal operation of the Company	-621,646,520.97
Trustee fee income from entrusted operation	405,823.11
Other non-operating income and expenditures except the items above	14,114,198.20
Other profit and loss items conforming to the definition of non-recurring profit and loss	42,062,517.15
Less: income tax impact amount	21,264,863.45
Minority equity impact amounts	2,643,883.73
Total	-198,019,370.15

The causes for non-recurring profits and losses defined by the Company in accordance with the definitions in Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 1: Explanatory Announcement – Non-Recurring Profit and Loss and the items of non-recurring profit and loss listed in Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 1: Explanatory Announcement – Non-Recurring Profit and Loss and defined as items of recurrent profit and loss shall be explained.

☐	Applicable	√	Not applicable

2.	Returns on equity and earnings per share

√	Applicable	☐	Not applicable

	Weighted average return on	Earnings per share
Profits during the reporting period	equity	Basic EPS	Diluted EPS
	(%)
Net profits attributable to the Company’s ordinary shareholders	-30.21	-0.30	-0.30
Net profits attributable to the Company’s ordinary shareholders after the deduction of the non-recurring profits and losses	-28.05	-0.28	-0.28

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Accounting data difference arising from foreign and domestic accounting standards

☐	Applicable	√	Not applicable

4.	Others

☐	Applicable	√	Not applicable

Chairman: Zhang Xuansong

Approved by the Board of Directors and submitted on April 27, 2023

Revision Information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	For the year ended December 31, 2023

Section X Financial Reports

I.	Audit Report

√	Applicable	☐	Not applicable

Audit Report

AYHM (2024) SZi No. 70018406_B01

Yonghui Superstores Co., Ltd.

All Shareholders of Yonghui Superstores Co., Ltd.:

I.	Audit Opinions

We have audited the financial statements of Yonghui Superstores Co., Ltd., which comprise of the consolidated and the company’s balance sheet as of December 31, 2023, the consolidated and the company’s income statement, statement of changes in equity, and cash flow statement for the year then ended, and the notes to the relevant financial statements.

We think that the accompanying financial statements of Yonghui Superstores Co., Ltd. have been prepared in accordance with the CASBE and fairly present the consolidated and the company’s financial position of Yonghui Superstores Co., Ltd. as of December 31, 2023, and the consolidated and the company’s financial performance and cash flows for the year then ended.

II.	Basis for Formation of Audit Opinions

We have conducted our audit in accordance with the Auditing Standards for CPAs in China. In the “Responsibilities of CPAs for Auditing Financial Statements” of this report, our responsibilities under these standards are further elaborated. In accordance with China Certified Public Accountant Auditing Standards, we are independent of the Yonghui Superstores Co., Ltd. and have performed other duties about occupational ethics. We believe that the audit evidence we obtained is sufficient and appropriate, which provides a reasonable basis for our audit opinions.

III.	Key Audit Matters

Key matters are the matters that we believe are the most significant to the audit of the financial statements for the current period based on our professional judgment. These matters were addressed in the context of the audit of the financial statements as a whole and the formation of our audit opinions, and we do not give separate opinions on these matters. We have described in how we addressed each of the following matters in the audit, as a background to this description.

We have fulfilled our responsibilities as described in the section “CPAs’ responsibilities for the audit of financial statements” of this report, including those responsibilities related to the key audit matters. Accordingly, our audit work includes performing audit procedures designed to respond to the assessed risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the following key audit matters, provide a basis for our audit opinion on the financial statements as a whole.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Recognition of supplier income

Yonghui Superstores Co., Ltd. reported RMB4,932,182 thousand of other operating revenue for the year 2023, mainly obtained from suppliers. Yonghui Superstores Co., Ltd. recognizes income from suppliers based on the contractual or supplementary agreement amounts when providing the corresponding services and obtaining the right to collect payments. These arrangements vary in nature and scale, including storage service fees charged to suppliers, display-related service fees, and various service-related fees associated with assisting suppliers in conducting marketing activities.

Due to the significant contribution of supplier income to Yonghui Superstores Co., Ltd.’s profits and the increasing frequency and complexity of transactions with suppliers, there is inherent risk of inaccurate recognition of income or improper allocation to accounting periods. Therefore, we have determined the recognition of supplier income as a key audit matter.

Relevant information is disclosed in the audit report of Note III, 21 “Revenue from contracts with customers”, Note III, 28 “Significant accounting judgments and estimates”, and Note V, 44 “Operating revenue and costs” of the financial statements.

Our audit procedures include:

(1)       Understanding management’s accounting policies and key internal control measures related to the recognition of supplier income, and testing and evaluating the effectiveness of relevant internal control design and operation;

(2)       Testing general controls and key application controls of the information system with the assistance of internal information technology experts, including evaluating whether the information technology system operates as designed and the integrity and accuracy of the data transfer between information technology systems;

(3)       Examining the terms and conditions stipulated in the various types of standard contract agreements signed with suppliers to assess the appropriateness of the accounting treatment for the recognition of supplier income;

(4)       Selecting samples to perform detailed testing of various types of supplier income recognized by the Company, including verifying the supporting documents such as supplier contracts, invoices, supplier statements, and financial vouchers for the recognition of supplier income;

(5)       Performing the external confirmation procedure, comparing the results with the amounts recorded in the Company’s books, and performing alternative procedures for suppliers giving no response.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Provision for impairment loss on long-term equity investments

As of December 31, 2023, Yonghui Superstores Co., Ltd. had a carrying amount of RMB3,231,665 thousand for long-term equity investments, with an impairment provision of RMB968,582 thousand. This provision is made for long-term equity investments where the recoverable amount is lower than their carrying amount.

Due to the significance of long-term equity investments to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on long-term equity investments. Therefore, we have identified the provision for impairment loss on long-term equity investments made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in the audit report of Note III, 10 “Long-term equity investments”, Note III, 17 “Impairment of assets”, Note III, 28 “Significant accounting judgments and estimates”, and Note V, 12 “Long-term equity investments” of the financial statements.

Our audit procedures include:

(1)       Understanding and assessing the design and effectiveness of internal controls related to the impairment testing of long-term equity investments;

(2)      Conducting interviews with the Management of Yonghui Superstores Co., Ltd. to understand their investment intentions, the implementation of strategic cooperation, and the expectations of the cooperation, and viewing documents such as board resolutions related to the investment;

(3)       Discussing with management the basis for assessing indicators of impairment of long-term equity investments, obtaining financial statements of the investee companies, analyzing their financial information, and evaluating the reasonableness of management’s judgments regarding indicators of impairment of long-term equity investments;

(4)       Evaluating the independence, professional competence, and objectivity of the external valuation experts hired by the management, communicating with the management, external valuation experts, and internal valuation experts to evaluate key parameters of valuation. With the assistance of internal valuation experts, evaluate the methods, assumptions, and reasonableness of estimates used to evaluate the present value of expected future cash flows and the fair value of assets net of disposal costs in accordance with the requirements of the CASBE;

(5)       Evaluating the disclosure of impairment provisions for long-term equity investments in the financial statements to determine compliance with the requirements of the CASBE.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Key audit matters:	How the matter was addressed in our audit:

Provision for impairment loss on store asset groups

The store asset groups primarily include long-term assets, such as fixed assets, long-term prepaid expenses, and right-of-use assets. As of December 31, 2023, the carrying amount of these assets has totaled RMB20,040,187 thousand, with impairment provision totaled RMB684,500 thousand. This provision is made for store asset groups where the recoverable amount is lower than their carrying amount.

Due to the significance of store asset groups to the financial statements as a whole, and the management’s significant judgments and estimates involved in the provision for impairment loss on store asset groups, therefore, we have identified the provision for impairment loss on store asset groups made by Yonghui Superstores Co., Ltd. as a key audit matter.

Relevant information is disclosed in Note III, 12 “Fixed assets”, Note III, 25 “Leases”, Note III, 17 “Impairment of assets”, Note III, 18 “Long-term prepaid expenses”, Note III, 28 “Significant accounting judgments and estimates”, Note V, 15 “Fixed assets”, Note V, 18 “Right-of-use assets”, Note V, 21 “Long-term prepaid expenses”.

Our audit procedures include:

(1)        Understanding and assessing the design and effectiveness of internal controls related to impairment testing of store assets;

(2)        Discussing with management the basis for judging the indicators of impairment of the store asset groups and evaluate whether management’s judgment on the indicators of impairment of the store asset groups is reasonable;

(3)        Communicating with management and internal valuation experts to evaluate key parameters of valuation; with assistance from internal valuation experts, assessing the appropriateness of the methods, assumptions, and estimates used to discount the projected future cash flows of asset groups based on the requirements of the CASBE;

(4)        Evaluating whether the disclosures related to impairment of store asset groups in the financial statements comply with the requirements of the CASBE.

IV.	Other Information

The Management of Yonghui Superstores Co., Ltd. is responsible for other information. Other information includes information covered in the annual report, but not financial statements and our audit reports.

Our audit opinions on the financial statements exclude other information and we do not publish any form of verification conclusions on other information.

In combination with our audit of financial statements, it is our responsibility to read other information, and in this process, consider whether other information to the financial statements or the situation we learned in the process of auditing is materially inconsistent or seems to have material misstatement.

Based on the work we have done, we should report the fact if we are certain that other information is materially misreported. In this respect, we have nothing to report.

V.	Responsibilities of the Management and the Governance for Financial Statements

The Management is responsible for preparing financial statements in accordance with the CASBE and fairly presenting the financial statements, as well as designing, implementing, and maintaining a system of internal control necessary to make sure the financial statements are free from material misstatement, whether due to fraud or error.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

During the preparation of the financial statements, the management is responsible for assessing the ability of Yonghui Superstores Co., Ltd. to continue as a going concern, disclosing any relevant matters related to going concern (if applicable), and applying the going concern assumption, unless it intends to liquidate, cease operations, or has no other realistic option.

The governance level is responsible for overseeing the financial reporting process of Yonghui Superstores Co., Ltd.

VI.	Responsibilities of CPAs for Auditing Financial Statements

Our objective is to obtain reasonable assurance for that the financial statements are free of material misstatements due to fraud or errors and to issue an audit report containing audit opinions. Reasonable assurance is a high-level assurance, but it does not guarantee that audits conducted according to audit standards will always identify a material misstatement that exists. A misstatement may be caused by fraud or errors and it is usually considered “material” when it is reasonably expected that the misstatement would, either individually or aggregately, affect the user’s economic decisions based on the financial statements.

In the process of auditing according to the auditing standards, we have applied our professional judgment and maintained professional skepticism. Meanwhile, we have also carried out the following work:

(1)	Identifying and assessing risks of material misstatement of financial statements due to fraud or errors; designing and implementing audit procedures to address these risks; obtaining adequate and appropriate audit evidence as a basis for issuing audit opinions. As fraud may involve collusion, forgery, willful omission, false statements, or overriding internal control, the risk of failing to identify material misstatements due to fraud is higher than that due to errors.

(2)	Understanding the internal control relevant to the audit in order to design audit procedures that are appropriate.

(3)	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management.

(4)	Reaching a conclusion on the appropriateness of the Management’s use of continuing operation assumption. Meanwhile, based on the audit evidence obtained, a conclusion may be obtained on whether there may be major uncertainties in matters or circumstances leading to major doubts about the continuing operation ability of the Yonghui Superstores Co., Ltd. If we conclude a significant uncertainty, we shall, as required by the auditing standards, draw the attention of users of the financial statements to the relevant disclosures in the audit report; if the disclosure is insufficient, we shall give a modified opinion. Our conclusions are based on information available as of the audit report date. However, future matters or conditions may lead to an inability of Yonghui Superstores Co., Ltd. to continue as a going concern.

(5)	Evaluating the overall presentation, structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

(6)	Obtaining sufficient and appropriate audit evidence regarding the financial information of entities or business activities within Yonghui Superstores Co., Ltd. in order to express an audit opinion on the financial statements. We are responsible for guiding, supervising, and executing the Group’s audit, and bearing all liabilities for our audit opinions.

We communicated with the Governance on planned audit coverage, scheduling, and major audit findings, including the internal control defects deserving attention which were identified in the audit.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

We also provided a statement to the Governance on compliance with ethical requirements related to independence and discussed with them all relationships and other matters that may reasonably be considered to affect our independence, as well as associated preventive actions (where applicable).

From the matters that we communicated with the Governance, we decided which were the most important to the audit of the current financial statements and therefore constituted key audit matters. We shall describe these matters in the audit report, unless the public disclosure of these matters is prohibited by laws and regulations, or in rare cases, if reasonably expected, the negative consequences of communicating a matter in an audit report outweigh the benefits in the public interest, we shall determine that the matter should not be communicated in the audit report.

AYHM (2024) SZi No. 70018406_B01

Yonghui Superstores Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

II.	Financial Statements

Consolidated Balance Sheet

December 31, 2023

Prepared by: Yonghui Superstores Co., Ltd.

    Unit: Yuan Currency: RMB

Items	Notes	December 31, 2023	December 31, 2022
Current assets:
Monetary funds		5,839,069,618.08	7,615,940,712.22
Loans and advances (short-term)		537,340,391.79	818,071,041.50
Trading financial assets		735,971,777.07	890,826,719.10
Notes receivable
Factoring receivable		68,688,964.38	639,126,680.56
Account receivable		421,742,480.93	530,610,931.13
Receivables financing
Advance payments		1,185,220,271.68	1,389,235,355.79
Other receivables		563,971,664.48	649,676,328.75
Including: interests receivable		941,391.67	770,879.94
Dividends receivable
Inventories		8,268,982,538.27	10,466,589,497.14
Assets held for sale
Non-current assets due within one year		49,380,092.40	43,534,741.35
Other current assets		1,365,370,529.47	1,493,846,008.90
Total current assets		19,035,738,328.55	24,537,458,016.44
Non-current assets:
Loans and advances		20,568,200.17	76,991,144.35
Debt investment
Other creditor investments
Long-term receivables		227,393,410.57	264,650,510.99
Long-term equity investment		3,231,665,078.02	3,639,581,470.56
Investment in other equity instruments
Other non-current financial assets		3,651,480,119.24	3,918,000,000.00
Investment properties		300,148,229.00	311,134,379.64
Fixed assets		3,842,169,544.96	4,114,413,404.13
Construction in progress		240,333,156.71	383,281,366.61
Productive biological assets		12,091,311.79	12,727,696.62
Right-of-use assets		17,033,171,909.36	19,417,724,491.81
Intangible assets		1,037,948,337.18	1,313,822,703.50
Development expenses			10,899,846.17
Goodwill		3,661,378.25	3,661,378.25
Long-term deferred expenses		2,302,495,702.63	2,900,454,980.29
Deferred tax asset		1,113,173,093.71	1,238,414,692.18
Other non-current assets
Total non-current assets		33,016,299,471.59	37,605,758,065.10
Total assets		52,052,037,800.14	62,143,216,081.54
Current liabilities:
Short-term loans		5,130,220,089.04	6,528,480,368.69
Trading financial liabilities
Notes payable
Accounts payable		9,816,260,354.84	12,155,435,663.28
Accounts collected in advance		106,067,963.44	196,630,132.94
Contract liabilities		4,850,841,586.20	4,826,600,547.79
Payroll payable		602,858,043.72	758,314,886.20
Taxes payable		245,448,868.97	229,606,730.28
Other payables		1,725,134,598.87	1,899,603,590.71

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	December 31, 2023	December 31, 2022
Including: interests payable
Dividends payable
Non-current liabilities due within one year		1,792,351,864.19	2,011,863,655.60
Other current liabilities		457,882,012.38	460,794,502.35
Total current liabilities		24,727,065,381.65	29,067,330,077.84
Non-current liabilities:
Long-term borrowings		349,889,789.58	2,070,085,001.67
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		20,781,462,184.01	23,110,834,161.62
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		37,797,080.80	7,383,565.56
Deferred income		99,470,899.92	104,500,259.85
Deferred tax liabilities		74,683,702.79	126,183,109.37
Other non-current liabilities		46,931,643.83
Total non-current liabilities		21,390,235,300.93	25,418,986,098.07
Total liabilities		46,117,300,682.58	54,486,316,175.91
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,315,325,163.65	4,292,122,541.86
Less: Treasury shares		488,768,297.30	263,483,654.25
Other comprehensive income		5,073,713.42	440,260.72
Special reserves
Surplus reserves		1,132,840,649.96	1,113,275,260.54
General risk reserves
Undistributed profits		-8,100,437,582.18	-6,751,820,069.61
Total Equity (or shareholders’ equity) attributable to parent company		5,939,070,640.55	7,465,571,332.26
Minority interests		-4,333,522.99	191,328,573.37
Total equity (or shareholders’ equity)		5,934,737,117.56	7,656,899,905.63
Total liabilities and owners’ (or shareholders’) equity		52,052,037,800.14	62,143,216,081.54

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Balance Sheet of the Parent Company

December 31, 2023

Prepared by: Yonghui Superstores Co., Ltd.

    Unit: Yuan Currency: RMB

Items	Notes	December 31, 2023	December 31, 2022
Current assets:
Monetary funds		4,092,150,003.46	3,783,211,358.85
Trading financial assets			253,755,385.82
Notes receivable
Account receivable		69,717,307.96	72,737,987.04
Receivables financing
Advance payments		49,071,202.87	64,776,716.71
Other receivables		10,036,094,493.61	11,153,838,335.49
Including: interests receivable
Dividends receivable
Inventories		328,866,754.44	368,298,463.42
Assets held for sale
Non-current assets due within one year			6,357,530.82
Other current assets		49,920,265.13	69,830,506.40
Total current assets		14,625,820,027.47	15,772,806,284.55
Non-current assets:
Debt investment
Other creditor investments
Long-term receivables		2,642,385.68	1,531,345.04
Long-term equity investment		11,570,623,447.32	11,738,586,682.57
Investment in other equity instruments
Other non-current financial assets		3,651,480,119.24	3,918,000,000.00
Investment properties
Fixed assets		324,426,598.97	346,607,781.14
Construction in progress		3,237,965.73	3,998,093.26
Productive biological assets
Right-of-use assets		631,471,105.03	567,549,059.54
Intangible assets		137,208,365.14	206,431,930.89
Development expenses
Goodwill
Long-term deferred expenses		51,082,303.52	72,494,628.86
Deferred tax asset		14,687,600.10	126,706,236.37
Other non-current assets
Total non-current assets		16,386,859,890.73	16,981,905,757.67
Total assets		31,012,679,918.20	32,754,712,042.22
Current liabilities:
Short-term loans		1,901,562,910.56	1,828,480,368.69
Trading financial liabilities
Notes payable		2,350,000,000.00	3,500,000,000.00
Accounts payable		283,173,469.95	371,341,837.03
Accounts collected in advance		3,775,967.04	108,195,847.09
Contract liabilities		837,046,681.71	439,087,861.62
Payroll payable		62,935,418.83	60,595,465.25
Taxes payable		36,463,845.96	12,100,931.30
Other payables		7,607,743,154.26	6,757,386,210.90
Including: interests payable
Dividends payable
Non-current liabilities due within one year		108,725,795.87	261,631,905.17
Other current liabilities		78,767,719.45	40,849,231.73
Total current liabilities		13,270,194,963.63	13,379,669,658.78

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	December 31, 2023	December 31, 2022
Non-current liabilities:
Long-term borrowings		349,889,789.58	2,070,085,001.67
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		647,779,325.305	59,114,586.21
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		2,383,510.52
Deferred income		2,133,333.48	3,733,333.44
Deferred tax liabilities
Other non-current liabilities
Total non-current liabilities		1,002,185,958.88	2,632,932,921.32
Total liabilities		14,272,380,922.51	16,012,602,580.10
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,173,624,245.73	4,150,421,623.94
Less: Treasury shares		488,768,297.30	263,483,654.25
Other comprehensive income		5,403,581.79	785,921.18
Special reserves
Surplus reserves		1,132,840,649.96	1,113,275,260.54
Undistributed profits		2,842,161,822.51	2,666,073,317.71
Total equity (or shareholders’ equity)		16,740,298,995.69	16,742,109,462.12
Total liabilities and owners’ (or shareholders’) equity		31,012,679,918.20	32,754,712,042.22

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Income Statement

January – December of 2023

Unit: Yuan Currency: RMB

Items	Notes	Year 2023	Year 2022
I. Total operating income		78,642,171,577.01	90,090,819,396.14
Including: operating income		78,642,171,577.01	90,090,819,396.14
II. Total operating cost		80,366,333,652.98	92,481,130,331.71
Including: operating cost		61,939,819,460.98	72,360,590,128.08
Taxes and surcharges		217,915,039.24	204,290,684.25
Selling expenses		14,680,133,439.44	15,849,737,690.89
Administrative expenses		1,887,145,956.28	2,046,416,100.93
Research and development expenses		318,267,251.93	481,898,435.04
Financial expenses		1,323,052,505.11	1,538,197,292.52
Including: interest expenses		1,280,427,957.39	1,556,082,561.75
Interest income		114,344,551.59	201,725,230.95
Plus: other income		185,516,402.55	211,947,320.51
Investment income (loss is indicated by “-”)		396,293,929.52	-105,277,829.92
Including: share of profits of joint ventures and cooperative enterprise		109,227,298.46	-49,507,225.29
Income from fair value variation (loss is indicated by “-”)		-76,342,984.38	-594,680,167.44
Credit impairment losses (loss is indicated by “-”)		-88,874,262.99	-119,960,638.17
Assets impairment losses (loss is indicated by “-”)		-523,083,152.30	-635,207,660.63
Gains from disposal of assets (loss is indicated by “-”)		354,869,200.66	335,708,161.50
III. Operating profits (loss is indicated by “-”)		-1,475,782,942.91	-3,297,781,749.72
Plus: non-operating income		281,697,218.81	332,093,309.52
Less: Non-operating expenses		167,332,285.51	252,787,354.20
IV. Total profit (total loss is indicated by “-”)		-1,361,418,009.61	-3,218,475,794.40
Less: income tax expense		103,312,444.81	-218,800,851.85
V. Net profit (net loss is indicated by “-”)		-1,464,730,454.42	-2,999,674,942.55
(I) Classified by business continuity
1. Net profit from continuous operation (net loss is indicated by “-”)		-1,464,730,454.42	-2,999,674,942.55
2. Net profit from discontinued operations (net loss is indicated by “-”)
(II) Classified by ownership
1. Net profit attributable to the owners of the Parent Company (net loss is indicated by “-”)		-1,329,052,123.15	-2,763,166,060.87
2. Minority interest income (net loss is indicated by “-”)		-135,678,331.27	-236,508,881.68
VI. After-tax Net Amount of Other
Comprehensive Income		4,633,452.70	-1,054,073.47
(I) Net amount of other comprehensive income after tax attributable to the owners of the parent company		4,633,452.70	-1,054,073.47

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2023	Year 2022
1. Other comprehensive income not allowed to be re-classified into profit and loss
(1) Changes caused by re-measurement and re-definition of benefit plan
(2) Other comprehensive income that cannot be converted into profits or losses under the equity method
(3) Fair value changes of other equity instrument investment
(4) Fair value changes of enterprise own credit risk
2. Other comprehensive income to be re-classified into profit and loss		4,633,452.70	-1,054,073.47
(1) Other comprehensive income that can be converted into losses and profits under the equity method		4,617,660.61	-866,721.55
(2) Fair value changes of other creditor investments
(3) Amount of financial assets re-classified and included in other comprehensive income
(4) Provision for credit depreciation of other creditor investments
(5) Cash flow hedging reserves
(6) Balance arising from the translation of foreign currency financial statements		15,792.09	-187,351.92
(7) Others
(II) After-tax net amount of other comprehensive income attributable to minority shareholders
VII. Total comprehensive income		-1,460,097,001.72	-3,000,729,016.02
(I) Total comprehensive income attributable to the owners of the Parent Company		-1,324,418,670.45	-2,764,220,134.34
(II) Total comprehensive income attributable to minority shareholders		-135,678,331.27	-236,508,881.68
VIII. Earnings per share:
(I) Basic EPS (RMB/share)		-0.15	-0.30
(II) Diluted EPS (RMB/share)		-0.15	-0.30

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Income Statement of the Parent Company

January – December of 2023

		Unit: Yuan Currency: RMB

Items	Notes	Year 2023	Year 2022
I. Operation Revenue		7,447,031,228.55	8,210,925,003.98
Less: operating cost		6,070,197,288.81	6,980,139,553.15
Taxes and surcharges		19,823,758.15	17,334,970.29
Selling expenses		854,547,418.06	747,841,716.78
Administrative expenses		418,844,944.42	330,019,925.77
Research and development expenses		38,217,367.30	66,849,711.16
Financial expenses		37,052,654.49	156,371,051.26
Including: interest expenses		123,055,275.74	264,418,567.28
Interest income		101,533,826.47	129,443,760.54
Plus: other income		2,422,990.18	2,929,253.13
Investment income (loss is indicated by “-”)		696,480,214.76	328,499,691.96
Including: share of profits of joint ventures and cooperative enterprise		157,469,685.74	4,843,630.72
Income from fair value variation (loss is indicated by “-”)		225,225.22	-50,678,149.10
Credit impairment losses (loss is indicated by “-”)		-2,721,219.73	-16,735,268.70
Assets impairment losses (loss is indicated by “-”)		-402,120,466.63	-203,165,895.73
Gains from disposal of assets (loss is indicated by “-”)		-18,608,735.35	14,600,352.14
II. Operating profit (loss is indicated by “-”)		284,025,805.77	-12,181,940.73
Plus: non-operating income		28,237,843.98	15,205,506.64
Less: Non-operating expenses		4,591,119.26	3,815,865.97
III. Total profit (total loss is indicated by “-”)		307,672,530.49	-792,300.06
Less: income tax expense		112,018,636.27	-95,477,833.92
IV. Net profit (net loss is indicated by “-”)		195,653,894.22	94,685,533.86
(I) Net profit from continuous operation (net loss is indicated by “-”)		195,653,894.22	94,685,533.86
(II) Net profit from discontinued operation (net loss is indicated by “-”)
V. After-tax net amount of other comprehensive income		4,617,660.61	-866,721.55
(I) Other comprehensive income that will not be reclassified to profit or loss
1. Changes caused by re-measurement of defined benefit plan
2. Other comprehensive income that cannot be converted into profit or loss under the equity method
3. Fair value changes of other equity instrument investment
4. Fair value changes of enterprise’s own credit risk

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2023	Year 2022
(II) Other comprehensive income to be reclassified to profit or loss		4,617,660.61	-866,721.55
1. Other comprehensive income that can be converted into gains and losses under the equity method		4,617,660.61	-866,721.55
2. Fair value changes of other creditor investments
3. Amount of financial assets re-classified and included in other comprehensive income
4. Provision for credit impairment of other creditor investments
5. Cash flow hedge reserve
6. Balance arising from the translation of foreign currency financial statements
7. Others
VI. Total comprehensive income		200,271,554.83	93,818,812.31
VII. Earnings per share (EPS):
(I) Basic EPS (RMB/share)
(II) Diluted EPS (RMB/share)

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Cash Flow Statement

January – December of 2023

		Unit: Yuan Currency: RMB

Items	Notes	Year 2023	Year 2022
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		86,093,033,346.57	98,815,495,414.75
Tax refunds received		1,349,881.04	264,494,708.10
Other cash received relating to operating activities		1,523,904,449.11	1,386,207,956.81
Subtotal of cash inflows from operating activities		87,618,287,676.72	100,466,198,079.66
Cash paid for purchasing goods and receiving services		67,980,948,223.48	78,820,511,875.02
Cash paid to and on behalf of employees		8,107,662,483.38	8,529,341,409.46
Cash paid for taxes		1,104,738,793.64	928,646,566.02
Other cash paid relating to operating activities		5,856,057,221.39	6,323,617,891.94
Subtotal of cash outflows from operating activities		83,049,406,721.89	94,602,117,742.44
Net cash flow from operating activities		4,568,880,954.83	5,864,080,337.22
I. Cash flow from investment activities:
Cash received from disposal of investments		421,011,225.76	1,218,210,833.38
Cash received from investment income		159,535,200.00	29,998,400.00
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		15,544,463.48	9,776,709.58
Net cash received from the disposal of subsidiaries and other business entities		16,218,914.55	221,073.29
Other cash received relating to investment activities		2,693,007,904.03	2,308,062,035.71
Subtotal of cash inflows from investment activities		3,305,317,707.82	3,566,269,051.96
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		671,445,532.92	1,203,678,434.13
Cash paid for investment		17,386,837.66
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities		2,360,000,000.00	2,450,000,000.00
Subtotal of cash outflows from investment activities		3,048,832,370.58	3,653,678,434.13
Net cash flow from investment activities		256,485,337.24	-87,409,382.17
II. Cash flow from financing activities:
Cash received from investors		240,000.00
Including: cash received by subsidiaries from absorbing minority shareholder’s investment		240,000.00
Cash received from borrowings		6,200,000,000.00	10,920,000,000.00
Other cash received relating to financing activities		79,951,033.98	54,280,019.15
Subtotal of cash inflows from financing activities		6,280,191,033.98	10,974,280,019.15
Cash paid for debt repayment		9,429,100,000.00	14,161,100,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		241,422,898.08	482,219,907.57

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2023	Year 2022
Including: dividend and profit paid by subsidiaries to minority shareholders		59,518,467.07
Other cash paid relating to financing activities		3,181,615,084.55	3,312,974,983.35
Subtotal of cash outflows from financing activities		12,852,137,982.63	17,956,294,890.92
Net cash flow from financing activities		-6,571,946,948.65	-6,982,014,871.77
IV. Effect of exchange rate changes on cash and cash equivalents		208,556.62	4,690,719.29
V. Net increase in cash and cash equivalents		-1,746,372,099.96	-1,200,653,197.43
Plus: opening balance of cash and cash equivalents		7,443,008,300.63	8,643,661,498.06
VI. Closing balance of cash and cash equivalents		5,696,636,200.67	7,443,008,300.63

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Cash Flow Statement of the Parent Company

January – December of 2023

		Unit: Yuan Currency: RMB

Items	Notes	Year 2023	Year 2022
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		8,422,435,530.57	8,565,804,570.16
Tax refunds received
Other cash received relating to operating activities		112,250,538.77	184,492,850.93
Subtotal of cash inflows from operating activities		8,534,686,069.34	8,750,297,421.09
Cash paid for purchasing goods and receiving services		5,721,347,711.24	6,197,364,913.69
Cash paid to and on behalf of employees		650,193,236.79	502,720,974.99
Cash paid for taxes		49,394,595.10	26,833,236.99
Other cash paid relating to operating activities		365,122,036.98	404,435,523.44
Subtotal of cash outflows from operating activities		6,786,057,580.11	7,131,354,649.11
Net cash flow from operating activities		1,748,628,489.23	1,618,942,771.98
II. Cash flow from investment activities:
Cash received from disposal of investments		402,243,885.66	226,982,308.50
Cash received from investment income		515,235,200.00	398,798,400.00
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		247,266.14	317,597.90
Net cash received from the disposal of subsidiaries and other business entities Other cash received relating to investment activities		143,258,311.64	3,722,784,778.98
Subtotal of cash inflows from investment activities		1,060,984,663.44	4,348,883,085.38
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		48,891,860.84	114,047,582.10
Cash paid for investment		203,986,837.66	52,980,000.00
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities
Subtotal of cash outflows from investment activities		252,878,698.50	167,027,582.10
Net cash flow from investment activities		808,105,964.94	4,181,855,503.28
III. Cash flow from financing activities:
Cash received from investors
Cash received from borrowings		2,950,000,000.00	6,220,000,000.00
Other cash received relating to financing activities		8,101,885.18	6,908,362.50
Subtotal of cash inflows from financing activities		2,958,101,885.18	6,226,908,362.50
Cash paid for debt repayment		4,729,100,000.00	10,861,100,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		63,294,760.36	440,113,532.33
Other cash paid relating to financing activities		388,179,938.43	419,071,524.12

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	Year 2023	Year 2022
Subtotal of cash outflows from financing activities		5,180,574,698.79	11,720,285,056.45
Net cash flow from financing activities		-2,222,472,813.61	-5,493,376,693.95
IV. Effect of exchange rate changes on cash and cash equivalents
V. Net increase in cash and cash equivalents		334,261,640.56	307,421,581.31
Plus: opening balance of cash and cash equivalents		3,726,159,392.19	3,418,737,810.88
VI. Closing balance of cash and cash equivalents		4,060,421,032.75	3,726,159,392.19

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Statement of Changes in Equity

January – December of 2023

Unit: Yuan Currency: RMB

	Year 2023
						Equity attributable to parent company
	Paid-in capital	Other equity instruments				Less:	Other			General
	(or capital	Preferred	Perpetual		Capital	Treasury	comprehensive	Special	Surplus	risk	Undistributed			Minority
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63
Plus: Changes in accounting policies Correction of previous errors Others
II. Opening balance of current year	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63
III. Increase and decrease of current period (decrease is indicated by “-”)					23,202,621.79	225,284,643.05	4,633,452.70		19,565,389.42		-1,348,617,512.57		-1,526,500,691.71	-195,662,096.36	-1,722,162,788.07
(I) Total Comprehensive Income							4,633,452.70				-1,329,052,123.15		-1,324,418,670.45	-135,678,331.27	-1,460,097,001.72
(II) Capital paid in and reduced by owners					23,202,621.79	225,284,643.05					–		-202,082,021.26	-465,298.02	-202,547,319.28
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity
4. Others					23,202,621.79	225,284,643.05							-202,082,021.26	-465,298.02	-202,547,319.28
(III) Profit distribution									19,565,389.42		-19,565,389.42			-59,518,467.07	-59,518,467.07
1. Appropriation to surplus reserve									19,565,389.42		-19,565,389.42
2. Appropriation to general risk reserves
3. Distribution to owners (or shareholders)
4. Others														-59,518,467.07	-59,518,467.07
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,315,325,163.65	488,768,297.30	5,073,713.42		1,132,840,649.96		-8,100,437,582.18		5,939,070,640.55	-4,333,522.99	5,934,737,117.56

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2022
						Equity attributable to parent company
	Paid-in capital	Other equity instruments				Less:	Other			General
	(or capital	Preferred	Perpetual		Capital	Treasury	comprehensive	Special	Surplus	risk	Undistributed			Minority
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00
Plus: Changes in accounting policies
Correction of previous errors
Others
II. Opening balance of current year	9,075,036,993.00				4,276,144,811.80		1,494,334.19		1,103,806,707.15		-3,797,684,715.49		10,658,798,130.65	418,606,199.35	11,077,404,330.00
III. Increase and decrease of current period (decrease is indicated by “-”)					15,977,730.06	263,483,654.25	-1,054,073.47		9,468,553.39		-2,954,135,354.12		-3,193,226,798.39	-227,277,625.98	-3,420,504,424.37
(I) Total Comprehensive Income							-1,054,073.47				-2,763,166,060.87		-2,764,220,134.34	-236,508,881.68	-3,000,729,016.02
(II) Capital paid in and reduced by owners					15,977,730.06	263,483,654.25							-247,505,924.19	9,231,255.70	-238,274,668.49
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity
4. Others					15,977,730.06	263,483,654.25							-247,505,924.19	9,231,255.70	-238,274,668.49
(III) Profit distribution									9,468,553.39		-190,969,293.25		-181,500,739.86		-181,500,739.86
1. Appropriation to surplus reserve									9,468,553.39		-9,468,553.39
2. Appropriation to general risk reserves
3. Distribution to owners (or shareholders)											-181,500,739.86		-181,500,739.86		-181,500,739.86
4. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Statement of Changes in Equity of the Parent Company

January – December of 2023

Unit: Yuan Currency: RMB

	Year 2023
	Paid-in capital	Other equity instruments				Less:	Other
	(or capital	Preferred	Perpetual		Capital	Treasury	comprehensive	Special	Surplus	Undistributed
Items	stock)	stock	bonds	Others	reserves	shares	income	reserves	reserves	profits	Total equity
I. Closing balance of last year	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12
Plus: Changes in accounting policies
Correction of previous errors
Others
II. Opening balance of current year	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12
III. Increase and decrease of current period (decrease is indicated by “-”)					23,202,621.79	225,284,643.05	4,617,660.61		19,565,389.42	176,088,504.80	-1,810,466.43
(I) Total Comprehensive Income							4,617,660.61			195,653,894.22	200,271,554.83
(II) Capital paid in and reduced by owners					23,202,621.79	225,284,643.05					-202,082,021.26
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments											-
3. Amounts of share-based payments recognized in equity
4. Others					23,202,621.79	225,284,643.05					-202,082,021.26
(III) Profit distribution									19,565,389.42	-19,565,389.42
1. Appropriation to surplus reserve									19,565,389.42	-19,565,389.42
2. Distribution to owners (or shareholders)
3. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,173,624,245.73	488,768,297.30	5,403,581.79		1,132,840,649.96	2,842,161,822.51	16,740,298,995.69

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Year 2022
	Paid-in capital	Other equity instruments					Other
	(or capital	Preferred	Perpetual			Less: Treasury	comprehensive	Special	Surplus	Undistributed
Items	stock)	stock	bonds	Others	Capital reserves	shares	income	reserves	reserves	profits	Total equity
I. Closing balance of last year	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69
Plus: Changes in accounting policies
Correction of previous errors
Others
II. Opening balance of current year	9,075,036,993.00				4,135,238,517.71		1,652,642.73		1,103,806,707.15	2,762,357,077.10	17,078,091,937.69
III. Increase and decrease of current period (decrease is indicated by “-”)					15,183,106.23	263,483,654.25	-866,721.55		9,468,553.39	-96,283,759.39	-335,982,475.57
(I) Total Comprehensive Income							-866,721.55			94,685,533.86	93,818,812.31
(II) Capital paid in and reduced by owners					15,183,106.23	263,483,654.25					-248,300,548.02
1. Ordinary shares paid in by owners
2. Capital paid in by holders of other equity instruments
3. Amounts of share-based payments recognized in equity
4. Others					15,183,106.23	263,483,654.25					-248,300,548.02
(III) Profit distribution									9,468,553.39	-190,969,293.25	-181,500,739.86
1. Appropriation to surplus reserve									9,468,553.39	-9,468,553.39
2. Distribution to owners (or shareholders)										-181,500,739.86	-181,500,739.86
3. Others
(IV) Internal carryforward of equity
1. Capitalized capital reserves (or capital stock)
2. Capitalized surplus reserves (or capital stock)
3. Surplus reserve to make up for losses
4. Changes in defined benefit plans carried forward into retained income
5. Other comprehensive income carried forward into the retained income
6. Others
(V) Special reserve
1. Addition in current period
2. Amount used for the period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

III.   Company Profile

1.     Company Overview

√	Applicable	☐	Not applicable

Yonghui Superstores Co., Ltd. (“the Company”), established on August 13, 2009, is a limited liability company registered in Fujian Province, People’s Republic of China, with a long-term operating period. The Company’s issued common shares, denominated in RMB, are listed on the Shanghai Stock Exchange. The Company is headquartered at No. 436 West 2nd Ring Middle Road, Fuzhou City, Fujian Province.

The main business activities of the Company and its subsidiaries (the “Group”) include the sale of fresh products, food supplies, clothing, and related promotional services, logistics distribution, real estate property acquisition, construction and leasing, etc.

The financial statements were reported upon the approval by the resolution of the Board of Directors on April 25, 2024. According to Articles of Association of the Company, the financial statements would be submitted to the shareholders’ meeting for review.

The consolidation scope of the consolidated financial statements is determined based on control. For changes in the current year, please refer to Section VIII, Change of Consolidation Scope and Section IX, Equity in Other Entities.

2.    Scope of Consolidated Financial Statements

√	Applicable	☐	Not applicable

As of December 31, 2023, the Company had owned 112 subsidiary companies, with an decrease of 17 compared to the previous year in the number of entities included in the consolidation scope. The consolidation scope increased by 2 newly established companies and decreased by 16 companies due to cancellation and 3 companies due to transfer.

IV.  Preparation Basis for Financial Statements

1.       Basis of preparation

The financial statements were prepared in accordance with the CASBE: Basic Standards promulgated by the Ministry of Finance and the specific accounting standards, application guidelines, explanations and other regulations (collectively referred to as “Accounting Standards for Business Enterprises”) issued and revised thereafter. Furthermore, this financial statement also discloses financial information in accordance with the No. 15 Rules for the Disclosure of Information of the Companies that Offer Securities to the Public – General Provisions on Financial Statement.

2.    Going concern

√	Applicable	☐	Not applicable

The financial statements were listed on a going concern basis.

Except for certain financial instruments, the financial statements were prepared in accordance with the historical cost as the basis for measurement. If the asset decreases in value, the provision for impairment of assets should be made according to relevant regulations.

V.    Significant Accounting Policy and Estimate

Specific accounting policies and accounting estimates presentation:

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group has formulated specific accounting policies and estimates based on its actual production and operational characteristics, mainly reflected in the provision for bad debts of receivables, inventory valuation methods, depreciation of fixed assets, amortization of intangible assets, capitalization criteria for research and development expenses, amortization of long-term prepaid expenses, recognition of deferred tax assets, provision for impairment of long-term assets, and revenue recognition and measurement.

1.    Statement on Compliance with CASBE

The financial statements comply with the requirements of the CASBEASBE, providing a true and complete reflection of the financial position of the Company and the Group as of December 31, 2023, as well as their operating performance and cash flows for the year 2023.

2.    Accounting period

The fiscal year of the Group adopts the Gregorian calendar year, that is, every year from January 1 to December 31.

3.    Operating cycle

√	Applicable	☐	Not applicable

Business cycle of the Group is 12 months.

4.    Recording currency

The recording currency adopted by the Company and its domestic subsidiaries and currency used for preparing the financial statements are RMB. The overseas subsidiary companies of the Company determine their functional currency based on the primary economic environment in which they operate and convert it to RMB when preparing financial statements. Unless otherwise specified, the monetary unit in the financial statements is RMB.

5.   Significance criteria determination methods and selection basis

√	Applicable	☐	Not applicable

Items	Significance criteria
Significant accounts receivable with single provision for bad debt reserves	Over RMB10,000 thousand
Significant provision reversals or reversals of bad debt reserves for receivables	Over RMB10,000 thousand
Actual write-off of significant accounts receivable	Over RMB10,000 thousand
Significant construction in progress	Budget exceeding RMB80,000 thousand
Significant other payables	Over RMB10,000 thousand
Significant non-wholly-owned subsidiaries	Subsidiaries’ net assets account for 10% of the Group’s net assets
Significant capitalized research and development projects	Over RMB10,000 thousand
Important cooperative enterprises and joint ventures	Investee companies account for 10% of the Group’s net assets
Long-term equity investments with significant impairment provisions established.	Impairment provisions account for 5% of the carrying amount of long-term equity investments

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.     Accounting method for business combination under and not under the same control

√	Applicable	☐	Not applicable

Business combination is divided into business combination under and not under same control.

Business combination under same control

For the business combination under same control, the assets and liabilities that the combing party obtains from the combined party, except from the adjustments made due to difference of accounting policies, shall be measured on the basis of the book value of the combined party in the consolidated financial statement of the final controller on the combination date. The difference between the book value of consideration paid and the book value of net assets acquired in a business combination is adjusted to capital reserves. If the capital reserves are insufficient, it is adjusted against retained earnings.

Business combination under same control that is realized by several transactions

In some financial statements, the book value shares of the net assets of the combined party in the consolidated financial statement of the final controller calculated based on the shareholding ratio on the combination date shall be deemed as the initial investment costs of the investment. For the balance between the initial investment costs, the book value of the investment held before the combination plus the book value of the consideration newly paid before the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted.

In consolidated financial statements, for the assets and liabilities of the acquiree obtained by the acquirer in the acquisition, in addition to the adjustment made due to difference of accounting policy, they shall be measured at the book value on the acquisition date in the consolidated financial statement of the final controller. For the balance between the sum of the book value of the investment held before the combination and the book value of the consideration newly paid on the combination date and the book value of net assets obtained in the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted. For the long-term equity investment held by the combining party before it obtained the control over the combined party, changes in relevant profits and losses, other comprehensive incomes and other owner’s equities recognized from the later one of the date when the original equity is obtained and the date when the combining party and the combined party are under the final control of the same party to the combination date shall respectively be used to offset the retained income at the beginning period of the comparative statement or profits and losses of current period.

Business combination not under the same control

Business combination not under the same control is a business combination in which the combining enterprises are not ultimately controlled by the same party or the same parties both before and after the business combination. In a business combination not under the same control, the party which obtains the control on other combining enterprise(s) on the acquisition date is the acquirer, and other combining enterprise(s) is(are) the acquiree. Acquisition date refers to the date on which the acquirer actually obtains the control on the acquiree.

Under the non-common control condition, acquiree’s identifiable assets, liability and contingent liabilities acquired from the business combination shall be measured at fair value on the acquisition date.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is greater than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference is recognized as goodwill and subsequently measured at cost less accumulated impairment losses. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the identifiable assets, liabilities, the fair value of and contingent liabilities, the fair value of merger consideration paid (or the fair value of equity securities issued), and the fair value of equity held by the acquiree before the acquisition date shall be rechecked at first. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is still less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference shall be included in the current profits and losses.

In cases of step-by-step acquisition of businesses under common control, for long-term equity investments held by the acquiring party before the acquisition date, they are remeasured at fair value on the acquisition date. The difference between fair value and the book value is recognized in the current period’s income statement. For the other comprehensive income of the acquired party’s long-term equity investments held before the acquisition date accounted for under the equity method, the accounting treatment is based on the same basis as the direct disposal of the relevant assets or liabilities of the invested entity. Other changes in equity, other than net income, other comprehensive income, and profit distribution, are treated as income in the period to which the acquisition date belongs.

7.	Criteria for determining control and preparation method for consolidated financial statements

√	Applicable	☐	Not applicable

The combination scope of the consolidated financial statements is determined on the basis of control, including the financial statements Company and all of its subsidiaries. Subsidiaries refer to the entities controlled by the Company (including the detachable parts of the Company and the invested companies, the structured entities controlled by the Company, and so on). An investor has control over an investee when it has the following three elements: the investor has the rights over the investee, the investor is entitled to variable returns through its involvement with the investee, and the investor has the ability to use its rights to affect the returns from the investee.

The accounting policies and accounting period adopted by the subsidiaries and the Company is not the same. In the preparation of the consolidated financial statements, the consolidated financial statements of the subsidiaries shall be properly adjusted in accordance with the accounting policies and accounting period of the Company. Assets, liabilities, equity, income, expenses and cash flows generated by all transactions between subsidiaries of the Group are fully offset at the time of the merger.

Where the loss shared by minority shareholders in a subsidiary exceeds the share enjoyed by minority shareholders in the subsidiary’s shareholder’s equity at the beginning of the period, the balance shall be written down with the minority shareholders’ equity.

For subsidiaries acquired through business combination not under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement from the date when the Group acquires the control right to the date when it terminates the control right. In the process of preparing consolidated financial statements, the financial statements of the subsidiary company shall be adjusted on the basis of the fair values of the identifiable assets, liabilities and contingent liabilities determined on the acquisition date.

For subsidiaries acquired through business combination under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement at the beginning of combination. During the preparation of consolidated financial statement, relevant items of financial statement of last year shall be adjusted and they will be regarded as reporting entities for consolidated statement and always exist since the control of final controller.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Where changes in relevant facts and circumstances result in changes to one or more of the control elements, the Group will reassess whether or not to control the investee.

In the circumstance of not losing the control, changes in minority shareholders’ equity are taken as an equity transaction.

8.     Accounting method for joint venture arrangement and joint operation

√	Applicable	☐	Not applicable

Joint arrangement refers to the arrangement jointly controlled by two or more participants. The Group’s joint arrangements are classified as Cooperative Enterprises.

Joint venture refers to the Group only enjoying the right of joint venturing arrangement over the net assets.

The Group shall carry out accounting treatment for the investment of joint ventures in accordance with the provisions on the equity method of accounting for long-term equity investment.

9.     Determination of cash and cash equivalents

Cash refers to the Group’s cash on hand and deposits that can be used for payment at any time; cash equivalents refer to the cash held by the Group with short maturity, strong liquidity, and easy conversion to a known amount and the investment of low value changing risks.

10.   Foreign currency business and the translation of foreign currency financial statement

√	Applicable	☐	Not applicable

The Group shall translate the amount of a foreign currency transaction into its functional currency.

For foreign currency transactions, the foreign currency amount is initially recognized by using the spot exchange rate as of the transaction date to translate it into the functional currency amount. The foreign currency monetary items on the balance sheet date shall be translated at the spot exchange rate on the balance sheet date. The resulting converted difference between the settlement and monetary items shall be treated as profit or loss in the current period, except for the difference arising from the special borrowings of foreign currency relating to the acquisition and construction of assets eligible for capitalization is disposed as per the principle of borrowing costs capitalization. The foreign currency non-monetary items measured at the historical cost shall still be translated at the spot exchange rate on the transaction date, of which the amount of functional currency shall not be changed. Foreign currency non-monetary items measured at fair value shall be translated at the spot exchange rate on the date when the fair value is determined. The resulting difference shall be recognized in the current profit or loss or other comprehensive income based on the nature of the non-monetary items.

For overseas operations, the Group translates the financial statements from their functional currency to RMB: for assets and liabilities in the balance sheet, the spot exchange rate as of the balance sheet date is used, while for equity items other than “undistributed profit”, the exchange rate as of the transaction date is used. For income and expense items in the income statement, the average exchange rate during the period is used for translation (unless the exchange rate fluctuations make it inappropriate, in which case the spot exchange rate as of the transaction date is used). The translation differences in the foreign currency financial statements obtained with the above-mentioned conversion method are recognized as other comprehensive income. In disposing of overseas operations, other comprehensive income related to the overseas operations shall be transferred to the disposal of current profits and losses, the partial disposal shall be calculated based on the disposal proportion.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The foreign currency cash flow and cash flow of overseas subsidiary shall be translated at the spot exchange rate on the date when the cash flow occurs. The influence of exchange rate fluctuation on cash shall be separately presented as an adjustment item in the cash flow statement.

11.  Financial instruments

√	Applicable	☐	Not applicable

Financial instruments refer to the contracts under which the financial assets of an enterprise are formed and the financial liability or right instruments of any other entity are formed.

Recognition and derecognition of financial instruments

A financial asset or financial liability shall be recognized when the Group becomes a party of financial instrument contract.

A financial asset (or part of it, or a portion of a group of similar financial assets) is derecognized when the following conditions are met, that is, it is written off from its account and balance sheet:

(1)	The right to receive cash flow of financial assets expires;

(2)	Transferred the right to receive cash flows from financial assets is transferred, or assumed the obligation to pay the full amount of cash flows to third parties in time under the “pass-through agreement”; and (a) substantially transferred the almost all the risks and rewards of financial assets ownership, or (b) abandoned the control over the financial assets, although all the risks and rewards were substantially transferred or retained.

Where the responsibility for a financial liability has been fulfilled, revoked or expired, the financial liability will be derecognized. Where the current financial liability is replaced by another financial liability of the same creditor on virtually different terms, or the terms of the current liability are substantially modified, such replacement or modification shall be disposed for derecognition of the original liability and recognition of new liabilities, and the difference shall be included in the current profit and loss.

Financial asset bought and sold by regular means shall be recognized and derecognized in accordance with accounting at the transaction date. The conventional method of buying and selling financial assets refer to the delivery of financial assets according to the contractual terms, with the contracts specifying the delivery dates determined by regulations or market conventions. The trading day is the date on which the Group promises to buy or sell financial assets.

Classification and measurement of financial assets

At the time of initial recognition, the financial assets of the Group are classified as follows according to the Group’s business model of managing financial assets and contractual cash flow characteristics of financial assets: financial assets measured at fair value with changes included in current profits and losses, financial assets measured at amortized cost.

In initial recognition, financial assets shall be measured at fair value, but the accounts receivable arising from the sale of goods or provision of services exclude significant financing elements or do not take into account the financing elements of less than one year, and the initial measurement shall be carried out according to the transaction price.

For the financial assets measured at fair value with changes included in the current profits and losses, the transaction expenses thereof are directly recorded into the profits and losses of the current period; for other categories of financial assets, the transaction expenses thereof are included into the initially recognized amount.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Subsequent measurement of financial assets depends on their classification:

Financial assets measured at amortized costs

Financial assets that meet the following conditions simultaneously and are classified as financial assets measured at amortized cost: the business mode for managing the financial assets is to collect the contractual cash flows; as stipulated in the contract terms of the financial assets, the cash flow generated on a specific date is only the payment for principal and interest based on the amount of outstanding principal. Actual interest method is adopted for determining interest income of such financial assets, the profits and losses that arise when such financial assets are terminated, amortized or depreciated, shall be recorded into the profits and losses of the current period.

Financial assets measured at fair value with changes included in current profits and losses

The Company classifies the financial assets above other than those measured at amortized cost as financial assets measured at fair value with changes included in current profits and losses. For such financial assets, the fair value is used for subsequent measurement, with all changes in fair value included in the current profits and losses.

Classification and measurement of financial liabilities

The financial liabilities of the Group are initially classified as financial liabilities measured at amortized cost. The transaction costs related to financial liabilities measured at amortized cost are included in their initially recognized amounts.

Subsequent measurement of financial liabilities depends on their classification:

Financial liabilities measured at amortised cost

These financial liabilities are calculated with the actual interest rate method with reference to the amortized cost for subsequent measurement.

Impairment of financial instruments

The group recognizes impairment losses and establishes provisions for expected credit losses on financial assets measured at amortized cost and lease receivables.

For accounts receivable without significant financing components, the Group measures the loss provision based on the expected credit loss amount within the whole duration by using the simplified measurement method.

For lease receivables, the Group chooses to apply a simplified measurement approach, measuring the loss provision based on the expected credit loss amount equivalent to the entire lease term.

For financial assets other than those using simplified measurement method, the Group assesses whether the credit risk has increased significantly since the initial recognition on each balance sheet date. If the credit risk does not increase significantly after initial recognition and is in the first stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the next 12 months, and calculates the interest income according to the book balance and the actual interest rate; if the credit risk has increased significantly since the initial recognition, but the credit depreciation has not occurred and the credit risk is in the second stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the book balance and the actual interest rate; if credit depreciation occurs after initial recognition and the credit risk is in the third stage, the Group measures the loss reserves according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the amortization cost and the actual interest rate. For financial instruments with low credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since initial recognition.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group assesses the expected credit loss of financial instruments based on individual and collective assessments. Considering the credit risk characteristics of different customers, the Group assesses the expected credit loss of receivables on the basis of aging combination.

For disclosures regarding the criteria for determining a significant increase in credit risk, definition of incurred credit-impaired assets, and assumptions for measuring expected credit losses, please refer to Note XII, 1.

The factors reflected by the methods applied by the Group to measure the expected credit loss of financial assets include: unbiased probability weighted average amount determined by evaluating a series of possible results, the time value of money, and reasonable and evidence-based information about past events, current situation and forecast of future economic situation which can be obtained on the balance sheet date without expending unnecessary extra cost or efforts.

If the Group no longer reasonably expects the cash flow of the financial asset contract to be recovered in whole or in part, the book balance of the financial asset shall be directly written down.

Transfer of financial assets

In the event that the Group has transferred nearly all of the risks and rewards related to the ownership of the financial asset to the transferee, it shall stop recognizing the financial asset. In case it has retained nearly all of the risks and rewards associated with the ownership of the financial asset, the financial asset shall not be derecognized.

In the event the Group has neither transferred nor retained almost all the risks and rewards of ownership of financial assets, the following cases shall be considered: if the control of the financial assets is abandoned, the financial assets are derecognized and the assets and liabilities are recognized; if the financial assets are controlled, the relevant financial assets are recognized according to the extent to which they continue to be involved in the transferred financial assets, and the related liabilities are recognized accordingly.

In case it continues to be involved by transferring the financial assets and providing financial guarantee, the assets resulted in are recognized according to any one of the book value of the financial assets and the financial guarantee amount, whichever is lower. The amount of financial guarantee refers to the highest amount of repayment to be demanded among the considerations received.

12.  Notes receivable

Recognition method and accounting treatment method for expected credit loss of notes receivable

☐	Applicable	√	Not applicable

13.  Accounts receivable

Recognition method and accounting treatment method for expected credit loss of accounts receivable.

√	Applicable	☐	Not applicable

For accounts receivable, regardless of whether there is a significant financing component, the Group always measures its loss provision based on the amount equivalent to the expected credit loss during the entire duration.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When individual financial assets cannot be assessed for expected credit losses on a reasonable cost basis, the Group classifies receivables into various portfolios based on their credit risk characteristics. Expected credit losses are then calculated on a portfolio basis, and the determination of the portfolio is based on the following criteria:

Accounts receivable portfolio 1: Receivables for sales proceeds, supplier service fees, rent, project payments, and other amounts.

Accounts receivable portfolio 2: Receivables from affiliated parties

Accounts receivable portfolio 3: Intra-group receivables.

For accounts receivable divided into the portfolio, the Group prepares a comparison table between the aging/days overdue of accounts receivable and the expected credit loss rate in the whole duration to calculate the expected credit loss by referring to the experience of historical credit loss and combining the current situation and the forecast of future economic situation.

14.  Receivables financing

☐	Applicable	√	Not applicable

15.  Other receivables

Recognition method and accounting treatment method of expected credit loss of other receivables

√	Applicable	☐	Not applicable

Other receivables are segmented into several portfolios based on their credit risk characteristics. The determination of portfolio composition for other receivables is as follows:

Other receivables portfolio 1: Receivables for various types of deposits, guarantees, purchases, and store reserve funds.

Other receivables portfolio 2: Receivables from related parties.

Other receivables portfolio 3: Other receivables.

Other receivables portfolio 4: Intra-group receivables.

For other receivables, factored receivables, loans granted, and advances that are grouped together, the Group calculates the expected credit losses based on default risk exposure and the expected credit loss rate over the next 12 months or the entire lease term.

16.  Inventories

√	Applicable	☐	Not applicable

Inventory categories, cost allocation methods for issues, inventory counting system, devaluation methods for low-value consumables and packaging materials

√	Applicable	☐	Not applicable

The inventories include raw materials, finished goods, and low-value consumables.

The initial measurement of inventory shall be made at its cost. The costs of the inventory include purchasing cost, processing cost and other costs. The outgoing inventory is valued at actual cost using the weighted average method, while processed inventory is valued at actual cost using the weighted average method. Amortization method is adopted for the amortization of low priced and easily worn articles and packing materials.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The perpetual inventory system is used as the inventory taking method.

Confirmation criteria and accrual methods of inventory depreciation reserves

√	Applicable	☐	Not applicable

The cost or the net realizable value, whichever is lower, is calculated on the balance sheet date. When the inventory cost is higher than its NRV, inventory reserves shall be made, and shall be included in the current profits and losses. The net realizable value refers to in the daily business activity the amount after deducting the estimated cost of completion, estimated sale expense and relevant taxes from the estimated sale price of inventories. When providing for inventory write-down, it is done based on the category of inventory.

Categories and determination basis for recognizing provision for inventory impairment based on a group approach, and determination basis of net realizable value for different categories of inventory

☐	Applicable	√	Not applicable

Calculation method and determination basis of net realizable value for each age combination based on the age of inventory

☐	Applicable	√	Not applicable

17.  Contract assets

Recognition methods and standards for contract assets

☐	Applicable	√	Not applicable

Recognition method and accounting treatment method of expected credit loss of contract assets

☐	Applicable	√	Not applicable

18.	Recognition criteria and accounting treatment for classifying non-current assets held for sale or disposal group as held for sale

√	Applicable	☐	Not applicable

Criteria for classifying as held-for-sale non-current assets or disposal group and accounting treatment method

√	Applicable	☐	Not applicable

The Group mainly classifies it into the held-for-sale category by selling (including non-monetary assets exchange with commercial substance, the same below) instead of continuing to use a non-current asset or disposal group to recover its book value.

The aforementioned non current assets do not include investment properties which are subsequently measured by fair value model, biological assets which are measured by net amount of fair value minus selling expenses, assets formed by employee compensation, financial assets, deferred income tax assets and rights arising from insurance contracts.

Disposal group refers to a group of assets that are disposed together through sale or other means in a transaction, and the liabilities directly related to these assets transferred in the transaction. The disposal group includes goodwill acquired in business combination under specific circumstances.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Company divides the non-current assets or disposal groups meeting the following conditions into held-for-sale types: the non-current assets or disposal groups can be sold immediately in current circumstances according to the rules of selling this kind of assets in similar transactions or conventions of disposal group; highly possible to be sold, that is, resolution has been made for one sales plan and certain purchase commitment has been obtained and sales is anticipated to be completed within one year. If the Group loses control over its subsidiaries due to the sale of the investment in these subsidiaries, whether or not it retains part of the equity investment after the sale, the investment in subsidiaries to be sold satisfies the conditions for held-for-sale type. In some financial statements, the investment is divided into held-for-sale types, and all assets and liabilities of its subsidiaries are classified into held-for-sale types in the consolidated financial statements.

In the initial measurement or re-measurement of the non-current assets or disposal groups held for sale on the balance sheet date, the difference between the book value and the net value after the sales amount are deducted from the fair value (the book value is higher than the net value) is recognised as asset impairment loss. For the amount of the asset impairment loss recognized by the disposal group held for sale, the goodwill book value of disposal group shall be deducted first, then book value of disposal group shall be deducted according to the proportion of the book values of various non-current assets measured in the disposal group.

If the fair value of non-current assets or disposal groups held for sale on the balance sheet date is less than the net value of the sale expenses, the amount of previous write-down shall be restored and transferred back within the impairment loss of assets recognized after being classified as held for sale. The amount transferred shall be included in the current profits or losses. The book value of goodwill that has been deducted cannot be reversed.

Determination criteria and reporting method for discontinued operations

☐	Applicable	√	Not applicable

19.  Long-term equity investment

√	Applicable	☐	Not applicable

Long-term equity investment includes equity investment in subsidiaries, cooperative enterprises and joint ventures.

Long-term equity investment shall be initially measured as the initial investment cost when it is obtained. For the long-term equity investment obtained through business combination under the same control, the share of the book value of the equity of the merged party in the final controlling party’s consolidated financial statements obtained on the combination date shall be taken as the initial investment cost; the difference between the initial investment cost and the book value of the combination consideration shall be adjusted to the capital reserve (if it is insufficient to offset, the retained earnings shall be offset). Other comprehensive income before the merger date shall be accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment. Shareholders’ equity recognized due to changes in Shareholders’ equity other than net profit and loss, other comprehensive income and profit distribution of the investee shall be transferred to the current profit and loss when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. For long-term equity investment obtained through a business combination not under the same control, the merger cost shall be used as the initial investment cost (if a business combination not under the same control is realized step by step through multiple transactions, the book value of the equity investment of the acquiree held before the purchase date shall be used. The sum of the new investment cost on the purchase date shall be the initial investment cost). Combination costs include the sum of the assets paid by the purchaser, the liabilities incurred or assumed, and the fair value of the equity securities issued. The other comprehensive income recognized by the equity method that is held before the purchase date is accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment, as the investee removes net gains and losses, Shareholders’ equity confirmed by changes in other Shareholders’ equity other than other comprehensive income and profit distribution shall be transferred to the current profits and losses when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. The accumulated fair value changes of equity investments held prior to the date of acquisition, accounted for as financial instruments and recorded in other comprehensive income, are fully transferred to retained earnings upon adoption of the cost method for accounting. For long-term equity investments acquired through means other than business combinations, the initial investment cost is determined as follows: for investments acquired by paying cash, the actual purchase price, along with directly related expenses, taxes, and other necessary expenditures, are considered as the initial investment cost; for investments acquired through the issuance of equity securities, the fair value of the equity securities at the time of issuance is considered as the initial investment cost.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

In the event the Company can exert significant influence over the investee, the cost method shall be employed in some financial statements of the Company. Control refers to the control power over the investors. Through the control, the investor can obtain variable returns by participating in relevant activities of the investor and can wield influence upon the return amount by using the control power to the investor.

The price of a long-term equity investment measured by employing the cost method shall be included at its initial investment cost. If there are additional investments or disinvestments, the long-term equity investment cost shall be adjusted. The dividends or profits declared to be distributed by the investee shall be recognized as the current investment income.

For investees over which the Group has joint control or significant influence, long-term equity investments are accounted for using the equity method. Joint control refers to the control of a specific arrangement, whose activities have to be decided with the consensus by all participants sharing control rights, according to related agreements. Significant influence refers to the investor’s right of participation in the decisions of financial and operational policies of the investee, not including the right to control, or jointly control with other participants.

Where the initial cost of a long-term equity investment calculated with the equity method is more than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, it is included in the initial cost of the long-term equity investment. Where the initial cost of a long term equity investment is less than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, the difference shall be included in the current profits and losses and the cost of the long-term equity investment shall be adjusted simultaneously.

When the equity method is applied, after the investor obtains a long-term equity investment, it shall, in accordance with the attributable share of the net profits or losses and other comprehensive income proportions of the investee, recognize the investment profits or losses and other comprehensive income and adjust the book value of the long-term equity investment. Confirming the share of the net profit or loss of the investee is based on the fair value of the investee’s identifiable assets at the time of obtaining the investment. In accordance with the Group’s accounting policies and accounting periods and after the internal transaction gains and losses that occur between the joint ventures and affiliated businesses, the proportion that should be enjoyed by the investor shall be measured (but if the internal transaction losses are the asset impairment losses, the amount shall be fully confirmed), and recognized after the net profit of the investee is adjusted, except for the assets that are invested or sold to constitute businesses. The investing enterprise shall, in the light of the profits or cash dividends declared to distribute by the invested entity, calculate the proportion it shall share, and shall reduce the book value of the long-term equity investment correspondingly. The Group recognizes the net losses incurred by the investee, limiting the recognition to the carrying amount of the long-term equity investment and any other long-term equity interests that essentially represent a net investment in the investee. However, the Group is not limited to the extent of the loss to the carrying amount of the investment if it has an additional obligation to cover the losses. Where any change is made to the shareholder’s equity other than the net profits and losses, other comprehensive income, and profit distribution of the investee, the book value of the long-term equity investment shall be adjusted and included in the shareholder’s equity.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When disposing a long-term equity investment, the balance between its book value and the actual purchase price shall be included in the current profits and losses. For the long-term equity investment accounted for using the equity method, if the equity method is terminated, the related comprehensive income calculated by the original equity method is calculated with the same accounting method the investee uses to directly dispose its related assets or liabilities. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is fully transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution; if the equity method is still adopted, the related comprehensive income calculated by the original equity method is put under accounting treatment on the same basis the investee disposing related assets or liabilities, and transferred to the current profit and loss in proportion. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution.

20.   Investment properties

(1)   In case cost calculation model is adopted:

The investment properties refer to the properties held for earning the rent or capital appreciation or for both of them, including the leased buildings.

The initial measurement of the investment properties shall be made at its cost. Subsequent expenditures relating to investment properties are included in the cost of the investment properties in the event that the economic benefits associated with the asset are likely to flow in and the cost can be reliably measured. Otherwise, it shall be included in the current profit and loss when actually incurred.

The Group takes the cost model for subsequent measurement of investment properties and provides depreciation or amortization using the depreciation methods applied to buildings and structures within fixed assets.

21.  Fixed assets

(1)   Recognition criteria

√	Applicable	☐	Not applicable

Fixed assets shall be recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. Subsequent expenditure regarding the fixed assets, if it meets the recognition conditions, is included in the cost of the fixed assets, and the carrying amount of the replaced portion is derecognized; otherwise, it is included in the current profit or loss.

The initial measurement of fixed assets shall be made at their cost. The costs for the acquisition of fixed assets include the buying price, relevant expenses of taxation, other expenses that may be directly assigned to such assets before making the fixed assets reach expected use conditions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)   Depreciation method

√	Applicable	☐	Not applicable

				Annual
	Depreciation	Depreciation	Residual	depreciation
Category	method	period (year)	value rate	rate
Houses and buildings	Straight-line method	20-35	5%	2.71-4.75%
Machinery and equipment	Straight-line method	5-10	5%	9.5-19%
Transportation equipment	Straight-line method	5-10	5%	9.5-19%
Electronic equipment and tool appliances	Straight-line method	5	5%	19%

The Group shall, at least at the end of each year, take a check on the useful life, expected net salvage value, and the depreciation method of the fixed assets, and adjust them when necessary.

22.       Construction in progress

√	Applicable	☐	Not applicable

The cost of work in progress is determined based on the actual construction expenses incurred, including necessary construction expenses and other related costs incurred during the construction period.

When work in progress reaches the predetermined usable state, it is transferred to fixed assets and long-term prepaid expenses. The standards are as follows:

Category	Criteria for carrying forward fixed assets

Houses and buildings	Actual commencement of use

Machinery and equipment	Completion of installation and commissioning

Electronic equipment	Actual commencement of use or completion of installation and commissioning

Means of transport	Obtaining the vehicle driving license

Tools and machinery	Actual commencement of use or completion of installation and commissioning

23.  Borrowing costs

√	Applicable	☐	Not applicable

Borrowing costs are recognized in the current period’s income statement.

24.  Biological assets

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The productive biological assets refer to biological assets held for the purpose of producing agricultural products, rendering services, or leasing, including economic forests. The initial measurement shall be made to the productive biological assets at its cost. For self-generated productive biological assets, the cost includes necessary expenditures such as fertilizer costs, labor expenses, and allocated indirect costs incurred before reaching the predetermined production and operational objectives.

Productive biological assets are depreciated with the straight-line depreciation method over their useful lives from the date when they reach their intended production and operation purposes.

The service life, estimated residual value rate, and annual depreciation rate for different types of productive biological assets are as follows:

		Estimated	Annual
	Estimated	net residual	depreciation
Category	service life	value rate	rate
Mature persimmon trees	20 years	5%	4.75%

The service life and estimated residual value of productive biological assets are determined based on historical experience. The Group is required to recheck the service life, expected net residual value, and depreciation method of productive biological assets at the end of the year, and any change of them will be treated as accounting estimate. Disposal consideration amount from sale, inventory loss, death or damage of productive biological assets shall be included in current profits and losses after deducting the book value and related taxes.

Impairment

The Group shall inspect productive biological assets at least at the end of each annual period. If there is conclusive evidence that due to natural disasters, plant diseases and insect pests, or changes in market demand, the recoverable amount of the productive biological assets is lower than their carrying amount, the difference between the recoverable amount and the carrying amount is recognized as a provision for impairment of biological assets and recorded as a current period loss.

Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

25.	Oil and gas assets

☐	Applicable	√	Not applicable

26.	Intangible assets

(1)	Useful life and its determination basis, estimation methods, amortization methods, or review procedures

√	Applicable	☐	Not applicable

Intangible assets are recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. The cost is used for initial measurement. However, if the fair value of the intangible assets acquired through business combination not under the same control can be reliably measured, such asses are individually recognized as intangible assets and measured at fair value.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The useful life of intangible assets is determined according to the period in which they can bring economic benefits to the Group. If it is impossible to foresee whether the period in which economic benefits can be brought to the Group, such assets are deemed as intangible assets.

The straight-line method is used for amortizing intangible assets within their useful life, which is determined as follows:

Category	Service life	Determination basis

Land use right	40 years	Term of land-use right
Software	5 years	The shorter of the contract period and the estimated useful life
Patent right and non-patent technology	10 years	The shorter of the term of patent rights or the estimated useful life
Sales network	10 years	Expected service life

The acquired land use rights obtained by the Group are usually accounted for as intangible assets. With respect to the buildings and structures that are self-developed and self-constructed, the related land use rights and the buildings are accounted for as intangible assets and fixed assets, respectively. In the case of purchased land and buildings, the paid prices are distributed between the land use rights and the buildings. Where it is difficult to allocate reasonably, all of such costs are disposed as fixed assets.

Intangible assets with limited service life shall be amortized using straight-line method in service life. At the end of each year, the Group shall verify the estimated service lives and amortization methods of the intangible assets with limited service life and make adjustment when needed.

(2)	Scope of capitalization for research and development (R&D) expenditures and the related accounting treatment methods

√	Applicable	☐	Not applicable

The expenditures for internal research and development projects of the Group are classified into research expenditures and development expenditures. The expenditure occurred during the research stage shall be included in the profits/losses of current period when it occurs. The expenditure at the stage of development shall be capitalized only if the following conditions are met simultaneously: technically feasible to complete the intangible assets so that they can be used or sold; having the intention to use and sell the intangible assets; the ways for economic benefits of intangible assets, including proving that the market exists for the products manufactured by such intangible assets, or that the intangible assets have own market, and proving that the serviceability of intangible assets if they are used internally; having sufficient technical and financial resources and other resource supports to complete the development of such intangible assets and having the ability to use or sell such intangible asset; the expenditure attributable to the development stage of such intangible asset can be measured reliably. The development expenditure not meeting the conditions above is included in the current profits and losses when it occurs.

27.	Impairment of long-term assets

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

For impairment of assets other than inventory, deferred taxes, and financial assets, the Group determines the impairment with the following methods:

As of the balance sheet date, if there are indications of impairment of assets, the Group will estimate their recoverable amounts and perform impairment testing; for goodwill formed due to business combinations and intangible assets that have not reached the usable condition, impairment testing will be conducted at least annually regardless of whether there are indications of impairment.

The recoverable amount shall be determined in light of the higher one of the net amount of the fair value of the assets minus the disposal expenses and the present value of the expected future cash flow of the assets. Generally, the Group estimates the recoverable amount based on single assets. Where it is not possible to estimate the recoverable amount of single assets, the recoverable amount of the asset group to which the asset belongs is recognized. The recognition of an asset group is based on whether the major cash inflow generated by the asset group is independent of the cash inflows of other assets or asset groups.

When the recoverable amount of an asset or asset group is lower than its carrying amount, the Group reduces its carrying amount to the recoverable amount, include the write-down amount in the current profit and loss, and make the corresponding provision for asset impairment.

If the factors affecting the impairment of the expendable biological asset have disappeared, the amount of the written-down shall be restored and reversed within the amount of the original provision for the decline in value, and the reversed amount is recognized in the current profits and losses. Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

For the impairment test of goodwill, the carrying value of goodwill formed from business combinations is allocated to the relevant asset group or portfolio of asset groups using a reasonable method from the acquisition date onwards. The related asset group or combination of asset groups shall be the asset group or combination of asset groups that can benefit from the synergy effect of enterprise merger, and shall be no greater than the reporting segments determined by the Group.

If the carrying value of the asset group or portfolio of asset groups containing goodwill exceeds their recoverable amount, the impairment loss is first allocated to reduce the carrying value of goodwill in the asset group or portfolio of asset groups. The remaining impairment loss is then allocated proportionately to reduce the carrying value of the other assets in the asset group or portfolio of asset groups based on their respective proportion of the carrying value, excluding goodwill.

Once the assets impairment loss above is confirmed, it shall not be reversed in the future accounting periods.

28.	Long-term deferred expenses

√	Applicable	☐	Not applicable

The store decoration and improvement expenses can be divided into two categories: the first category includes expenses for the decoration and improvement of operating and office premises before opening a new store, and the second category includes expenses for secondary (or over) decoration and improvement of already opened stores. The expenses for the decoration and improvement of a new store are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (10 years) and the lease term. The expenses for secondary (or over) decoration and improvement of already opened stores are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (5 years) and the remaining lease term. At the end of each year, the remaining service life of deferred expenses is reviewed. If a deferred expense item no longer provides future benefits in subsequent accounting periods, the remaining unamortized balance of that item is recognized as a current period loss.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

29.	Contract Liabilities

√	Applicable	☐	Not applicable

The Group shall list the contract liabilities in the balance sheet according to the relationship between performance obligations and customer payment.

The contract liabilities refer to obligations to transfer goods or services to customers for which consideration has been received or is receivable from the customer before transferring the promised goods or services.

30.	Employee Compensation

It refers to various forms of compensation or remuneration, other than share-based payments, given by the Company, to obtain services from employees or in connection with the termination of employment. Employee remuneration mainly includes short-term salaries, post-employment welfare, dismission welfare and other long-term employee welfare. Welfare provided by the Group for employees’ spouses, children and dependents, family members of deceased employees and other beneficiaries is also part of employee salaries.

(1)	Accounting treatment method of short-term remuneration

√	Applicable	☐	Not applicable

The Company confirms the actually occurred short-term salaries as liabilities during the accounting period that the staff provides service for the Company, and accounts them into profits and losses of the current period or relevant asset costs.

(2)	Accounting treatment method for after-service benefits

√	Applicable	☐	Not applicable

Post-employment welfare (defined contribution plans)

The Group’s employees participate in pension insurance and unemployment insurance managed by the local government. The corresponding expenses are recognized as relevant asset costs or current-period expenses when they are incurred.

(3)	Accounting treatment method for severance benefits

√	Applicable	☐	Not applicable

Severance benefits

When providing dismissal welfare to employees, the Group shall early confirm the employee salaries generated from dismiss welfare as liability and include it into current profits and losses under the following two situations: the enterprise cannot withdraw the dismissal welfare generated from plan for termination of labor relationship or layoff proposal; the enterprise confirms relevant cost and expense related to the recombination of dismiss welfare payment.

(4)	Accounting arrangement method for other long-term employee’s welfare

☐	Applicable	√	Not applicable

31.	Estimated Liabilities

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Except for contingent consideration and contingent liabilities assumed in a business combination under common control, when the obligations related to contingent matters meet the following conditions, they are recognized as estimated liabilities by the Group:

(1)	This obligation is the current obligation of the Group;

(2)	It is likely to cause any economic benefit to flow out of the Group as a result of performance of the obligation;

(3)	The amount of the obligation can be measured reliably.

Estimated liabilities are initially measured in accordance with the best estimate of the expenditure required to perform the relevant current obligations, taking into account factors such as risks, uncertainties and time value of money associated with contingent events. The Company shall check the book value of the estimated debts on each balance sheet date. Where there is any exact evidence indicating that the book value cannot really reflect the current best estimate, the Company shall adjust the book value in accordance with the current best estimate.

32.	Share-based Payments

√	Applicable	☐	Not applicable

Share-based payment is divided into equity-settled share-based payment and cash-settled share-based payment. Equity-settled share-based payment refers to a transaction settled by the Group with shares or other equity instruments as the consideration for obtaining services.

Equity-settled share-based payment in exchange for services provided by employees is calculated at the fair value of the equity instruments granted to employees. For equity instrument that are exercisable immediately after being granted, the relevant costs or expenses are recognized based on fair value on the grant date, increasing the capital surplus. For equity instrument that can only be exercised after a specified service period or upon achievement of specified performance conditions, during the service period, for each balance sheet date within the waiting period, the services acquired during the period are recognized as related costs or expenses, increasing the capital surplus, based on the best estimation of the number of equity instruments expected to be exercised, using the fair value on the grant date. The fair value of equity instruments is determined based on the ex-right closing price on the grant date.

Share-based payments that are not ultimately exercised due to non-satisfaction of non-market conditions and/or service period conditions are not recognized as costs or expenses. If market conditions or non-exercisable conditions are specified in the share-based payment agreement, the share-based payment is considered to be exercisable as long as all other performance conditions and/or service period conditions are met, regardless of whether the market conditions or non-exercisable conditions are satisfied.

If the terms of equity-settled share-based payments are modified, at least the obtained services are recognized as if the terms were not modified. In addition, any modification that increases the fair value of the granted equity instrument, or a change in favor of the employee on the modification date, recognizes an increase in the acquisition of services.

If the terms of equity-settled share-based payments are canceled, it will be treated as an accelerated exercise on the cancellation date and the unconfirmed amount will be immediately recognized. If the employees or other parties are to meet non-vesting conditions but they do not meet the conditions in vesting period, the Company will cancel the equity-settled share-based payment as the treatment. However, if a new equity instrument is granted to an employee, and on the granting date, it is determined that the new equity instrument granted is used to replace the canceled equity instrument, the granted replacement equity instrument shall be treated in the same way as the modifications of the original equity instrument terms and conditions are treated.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

33.	Preference shares, perpetual capital securities and other financial instruments

☐	Applicable	√	Not applicable

34.	Revenue

(1)	Accounting policies for revenue recognition and measurement disclosed based on the type of business

√	Applicable	☐	Not applicable

Revenues from contracts with customers

The Group confirms the incomes while performing the obligations in the contract, namely obtaining control right of relevant commodities or services from customers. Obtaining control of the related goods or services refers to one can direct the use of the goods or provision of services and obtain almost all economic benefits from the goods.

Sales contract

The sales contract between the Group and the client generally includes only the performance obligations of goods transfer. The Group, under normal conditions, recognizes revenue at the point in time when the customer obtains control of the related goods, which is usually the point of delivery as specified in contract. This recognition is based on the comprehensive consideration of the following factors: the present right to receive payment for the goods, the transfer of the primary risks and rewards associated with ownership of the goods, the transfer of legal ownership of the goods, the physical transfer of the goods, and the customer’s acceptance of the goods.

Provision of service contract

In the service contracts between the Group and its customers, which usually include provisions for display services, warehousing services, maintenance, and other performance obligations, the Group recognizes revenue based on the progress of performance during a specific period. This is because the customer simultaneously receives and consumes the economic benefits from the Group’s performance, and the Group has the right to invoice for the cumulative amount of completed performance during the entire contract period, treating it as a performance obligation fulfilled during a certain period. Revenue is recognized based on the progress of performance, except where the progress of performance cannot be reasonably determined. The Group determines the progress of performance for providing services based on the time schedule. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Construction contract

The construction contracts between the Group and customers usually include obligations for construction and decoration works. As the customers have control over the construction assets during the performance period, the Group recognizes revenue based on the progress of performance, except when the progress cannot be reasonably determined. The Group determines the progress of providing services based on the input method. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Variable consideration

Some contracts between the Group and customers include arrangements for reward points, forming variable consideration. The Group determines the best estimate of variable consideration based on either the expected value or the most likely amount to be realized. However, the transaction price that includes variable consideration does not exceed the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur, once the related uncertainty is resolved.

Sales return terms

For sales with sales return provisions, when the Group transfers control of the relevant goods to the customer, revenue is recognized based on the amount expected to be entitled for transferring the goods to the customer. The expected amount to be refunded due to sales returns is recognized as a provision for expected liabilities. Simultaneously, an asset is recognized for the expected cost of goods to be returned, which is calculated as the difference between the book value of the goods to be returned and the estimated costs (including the value impairment) associated with returning the goods. The net amount is recorded as a receivable for return cost. The cost is then recognized by deducting the net amount from the book value of the transferred goods. On each balance sheet date, the Group reassesses the future sales return situation and re-measures the aforementioned assets and liabilities.

Reward points program

The Group determines the stand-alone selling price of reward points based on factors such as the redemption policy and expected redemption rate. The transaction price is allocated to reward points and the goods provided based on their stand-alone selling prices in proportion and revenue is recognized when the customer obtains control of the goods upon redeeming the points or when the points expire.

Main responsible person/agent

When the Group acquires goods from third parties and subsequently transfers them to customers, the Group has considered the legal form of the contract and relevant facts and circumstances (such as primary responsibility for transferring the goods to customers, inventory risk assumed before or after the transfer of goods, pricing autonomy, etc.). If the Group has the ability to direct the use of the goods and obtain almost all economic benefits before transferring the goods, and has control over the goods, it recognizes revenue when the goods are delivered to customers and accepted by them based on the total consideration received or receivable. Otherwise, if the Group does not have control over the goods before transferring them to customers, it is considered a principal agent (i.e., facilitating transactions between upstream suppliers and downstream customers and earning commission fees). In this case, the Group recognizes revenue when it completes the agency service and has the right to receive the expected commission fees. The amount of revenue recognized is determined as the net amount after deducting the amounts payable to other related parties from the consideration received or receivable.

(2)	Different revenue recognition methods and measurement methods for the same type of business with different business models

☐	Applicable	√	Not applicable

35.	Contract Cost

☐	Applicable	√	Not applicable

36.	Government Subsidy

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Governmental subsidies are recognized when they meet the conditions attached to and can be received. Where the governmental subsidiaries are monetary assets, they are measured according to the amount received or receivable. If the governmental subsidies are non-monetary assets, they shall be measured at their fair value. If their fair value cannot be obtained in a reliable way, they shall be measured at the nominal amount.

Government subsidies used for purchasing or forming long-term assets are recognized as government grants related to assets when the fundamental conditions for obtaining the subsidies are met, as specified in government documents. If the government documents do not provide clear guidance, grants that are based on the condition of purchasing or forming long-term assets are considered as government grants related to assets, while others are recognized as government grants related to revenue.

The Group recognizes received government grants based on their total amount.

Where the governmental subsidy related to the proceeds is used to compensate relevant costs or losses in the later period, the subsidy is recognized as deferred proceeds when acquired, and accounted into profits and losses of the current period during the period of recognition; where it is used to compensate the occurred costs or losses, it is directly into profits and losses of the current period directly.

Government subsidies related to assets shall be recognized as deferred income, which shall be included in profits and losses by stages according to a reasonable and systematic method within the service life of the relevant assets (but the government subsidies measured according to the nominal amount shall be directly included in the current profits and losses). If the relevant assets are sold, transferred, scrapped or damaged before the end of the service life, the undistributed balance of relevant deferred income shall be transferred into the profits and losses of the current period of asset disposal.

37.	Deferred tax assets/deferred tax liabilities

√	Applicable	☐	Not applicable

Regarding the temporary difference between the book value and tax base of assets and liabilities on the balance sheet date and of the item that is not recognized as an asset and liability but whose tax base can be determined in accordance with the tax law, the deferred income tax of the Group is recorded using the balance sheet liability method.

All taxable temporary differences are recognized as deferred tax liabilities,

(1)	Except when the taxable temporary differences arise from the following transactions: the initial recognition of business reputation, and the initial recognition of assets or liabilities arising from the following transactions which are simultaneously featured by the following: the transaction is not business combination, and at the time of transaction, the accounting profits will not be affected, nor will the taxable amount or the deductible loss be affected.

(2)	The deferred income tax liabilities arising from the taxable temporary differences related to the investments of subsidiaries, joint ventures and associates are recognized unless the time of the reverse of temporary differences can be controlled, and the temporary differences are unlikely to be reversed in the excepted future.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

As for any deductible temporary difference, and deductible loss or tax deduction that can be carried forward to the next year, the corresponding deferred income tax assets shall be determined to the extent that the amount of future taxable income to be offset by the deductible temporary difference, and deductible loss or tax deduction to be likely obtained. Unless:

(1)	Temporary differences deductible: Temporary differences arising from individual transactions not involving business combinations, which neither impact accounting profit nor taxable income or deductible loss upon their occurrence, and the initial recognition of assets and liabilities does not result in creating equal temporary differences or deductible temporary differences.

(2)	As for the deductible temporary difference of taxable relevant to the investment of subsidiaries, joint ventures and associates, the corresponding deferred income tax assets can be recognized when it can simultaneously meet the following the conditions: the temporary difference is likely to reverse, and the amount of the taxable can be obtained to offset the deductible temporary difference at a high possibility in the future.

According to the tax law, on the balance sheet date, the deferred income tax assets and the deferred income liabilities shall be measured by the Group in accordance with the applicable tax rate during the period of recovering the assets as estimated or paying off the abilities, and it shall reflect the effect of the income tax of the recovering assets as estimated or the way of paying off the liabilities on the balance sheet date.

On the balance sheet date, the Group rechecks book value of deferred income tax assets of the Group. If it is unlikely to obtain sufficient taxable income taxes to offset the benefit of the deferred income tax assets, the book value of the deferred income tax assets shall be written down. On the balance sheet date, the Group reassesses the unrecognized deferred income tax assets and recognizes the deferred income tax assets within the limits that it is probable that sufficient taxable income is available for all or part of the deferred income tax assets.

If the following conditions are met simultaneously, the Company will present and report the deferred income tax assets and the deferred income tax liabilities at a net amount after offsetting: the Company has the legal right to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount with regard to taxes levied from the same taxpayer or different taxpayers with the same tax collection and management department, but the taxpayer involved intends to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount or obtain the assets and satisfy the liabilities simultaneously within every period of reversal of significant deferred income tax assets and deferred income tax liabilities.

38.	Leases

(1)	Accounting processing approach of business leasing

☐	Applicable	√	Not applicable

(2)	Accounting treatment methods for financing lease

☐	Applicable	√	Not applicable

(3)	Determination methods and accounting treatment for leases under the new leasing standard

√	Applicable	☐	Not applicable

On the commencement date of the contract, the Group evaluates whether the contract is a lease or includes a lease. If one party in the contract transfers the right to control the use of one or more identified assets for a certain period of time in exchange for consideration, the contract is a lease or includes a lease.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

As lessee

Apart from short-term leases and leases of low-value assets, the Group recognizes right-of-use assets and lease liabilities.

Right-of-use assets

On the lease commencement date, the Group recognizes the right to use the leased assets that can be used during the lease term and measures it at cost. The cost of right-of-use assets includes: the initial measurement amount of lease liabilities; lease payments made by the lessee at or before the lease commencement date (net of lease incentives received); initial direct costs incurred by the lessee; estimated costs to dismantle and remove the leased asset or restore the site on which the leased asset is located to the condition specified in the lease agreement. If the Group re-measures the lease liability due to changes in lease payments, the carrying amount of the right-of-use asset is adjusted accordingly. The Group uses the straight-line method to depreciate the right-of-use assets subsequently. Where it is reasonably certain that ownership of the leased assets will be obtained at the end of the lease term, the Group depreciates the leased assets over their remaining useful lives. If the ownership of the leased asset can not be reasonably confirmed on the lease term expiry, the accrual depreciation of the Group shall be conducted within the shorter of two periods, namely the lease term and the remaining service life of lease asset.

Lease liabilities

On the lease commencement date, the present value of lease payments not yet paid is recognized as lease liability, except for short-term leases and leases of low-value assets. The lease payments include fixed payments and the variable lease payments subtracted by lease incentives, variable lease payments based on an index or rate, and payments that are expected to be made based on the residual value guarantee; it also includes the exercise price of purchase options or the payments required to exercise the termination options, provided that the Group reasonably determines that it will exercise the option or reflects that the Group will exercise the termination option during the lease term.

After the lease commencement date, the Group increases the carrying amount of the lease liability when recognizing interest and decreases it when paying lease payments. When there is a change in the substantially fixed payments, a change in the estimated payments for residual value guarantees, a change in the index or rate used to determine lease payments, or a change in the assessment or exercise of purchase options, renewal options, or termination options, the Group re-measures the lease liability using the present value of the revised lease payments.

Short-term leases and leases of low-value assets

On the commencement date of the lease term, the Group recognizes leases with a lease term not exceeding 12 months and excluding the purchase option as short-term leases; Leases with lower value when a single leased asset is a brand new asset are recognized as low-value asset leases. The Group chooses not to recognize the right-of-use assets and lease liabilities for short-term leases and low-value asset leases. Costs or expenses related to the leased asset are recognized over the lease term using the straight-line method or another systematic and rational method.

As lessor

The lease for which all risks and rewards related to the ownership of the leased asset are substantially transferred on the commencement date of lease is a finance lease, and the other leases are an operating lease. When the Group acts as a sublease lessor, it classifies subleases based on the right of use assets generated from the original lease. If a contract contains both lease and non-lease components, the Group allocates the consideration for the contract to each component based on their relative standalone prices.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

As a lessor of finance lease

On the commencement date of the lease term, the Group recognizes the receivable financing leasing payments for financing leases and terminates the recognition of financing leasing assets. When the Group initially measures the receivable financing leasing payments, the net lease investment shall be taken as the entry value of the receivable financing lease payments. The net lease investment is the sum of the present value of lease payments not yet received and the unguaranteed residual value discounted at the lease’s implicit rate, including initial direct costs. The Group calculates and recognizes the interest income for each period of the lease term at a fixed periodic interest rate. The variable lease payments obtained by the Group that are not included in the measurement of net lease investments are recognized in the current period’s profit and loss when actually incurred.

As an operating lessor

The rental income from operating leases is recognized as revenue on a straight-line basis or another systematic and rational method over the lease term. Variable lease payments not included in the measurement of lease receivables are recognized as revenue when they become due. The initial direct costs are capitalized and amortized over the lease term on the same basis as rental income, and are recognized as expenses in each period.

39.	Other significant accounting policies and accounting estimates

√	Applicable	☐	Not applicable

(1)	Fair value measurement

The Group measures equity instruments investments at fair value on each balance sheet date. The fair value is a price received by the market participants from selling an asset or paid by them for transferring a liability during orderly transaction at the measurement date.

For the assets and liabilities measured or disclosed at fair value in the financial statements, the level of fair value to which they belong is determined according to the lowest-level input value that is significant to the fair value measurement as a whole: The first level input valve is that the input value that can be obtained on measurement date and not adjusted quoted price of same assets or liabilities in active market; second level is the input value that can be directly or indirectly observed by relevant assets or liabilities except from first-level input value; third level is the input value that can not be observed by relevant assets or liabilities.

On each balance sheet date, the Group reassesses the assets and liabilities that are recognized in the financial statements to be consistently measured at fair value to determine whether to shift between levels of fair value measurement.

(2)	Share buy-Backs

The consideration and transaction costs are paid for repurchasing equity instruments to reduce shareholders’ equity. Apart from share-based payments, the issuance (including refinancing), buy-back, sale, or cancellation of equity instruments are accounted for as changes in equity.

(3)	Distribution of profits

The cash dividends of the Company are recognized as liabilities after approval by the Shareholders’ Meeting.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4)	Significant accounting estimates

The preparation of the financial statements requires the Management to make judgments, estimates and assumptions that affect the presentation of amounts of income, expenses, assets and liabilities and the disclosure thereof, as well as the disclosure of contingent liabilities on the balance sheet date. The results of these assumptions and estimated uncertainties may result in significant adjustments to the carrying value of assets or liabilities that will be affected.

Judgment

In applying the Group’s accounting policies, the Management made the following judgments that had a significant impact on the amounts recognized in the financial statements:

Principal person-in-charge

For the business of acquiring goods from third parties and subsequently transferring them to customers, the Group bears the primary responsibility for transferring the goods to customers, assumes the inventory risk of the goods before or after their transfer, and has the autonomy to set the price for the traded goods or services. The Group believes that it has the ability to direct the use of the goods and obtain almost all economic benefits before transferring the goods to customers, and has control over the goods. Therefore, the Group is the principal and recognizes revenue based on the total consideration received or receivable.

Business mode

The classification of financial assets in initial recognition depends on the business model of the Group in managing financial assets. When judging the business model, the Group considers the ways of enterprise evaluation and to report the performance of financial assets to key managers, the risks that affect the performance of financial assets and their management methods, and the ways in which relevant business managers are paid. When evaluating whether the contract cash flow is the goal, the Group needs to analyze and judge the reasons, time, frequency and value of the sale of financial assets before the due date.

Contractual cash flow characteristics

The classification of financial assets in initial recognition depends on the contractual cash flow characteristics of financial assets. When it is necessary to judge whether the contractual cash flow is only the payment of principal and interest based on unpaid principal, including the evaluation of the correction of time value of currency, it is necessary to judge whether there is a significant difference compared with the benchmark cash flow, and it is necessary to judge whether the fair value of financial assets with advanced refunding characteristics is very small.

Lease term – Lease contracts with renewal options

The lease term is the period during which the Group has the right to use the leased asset and is not cancellable, including the period covered by the renewal options if it is reasonably certain that the Group will exercise those options. When assessing the reasonableness of exercising lease renewal options, the Group takes into account all relevant facts and circumstances that contribute to the economic benefits associated with exercising the lease renewal options, which includes the expected changes in facts and circumstances between the commencement of the lease term and the exercise date of the options. After the commencement of the lease term, if significant events or changes within the Group’s control occur and have an impact on the reasonable determination of whether to exercise the corresponding lease renewal options, the Group will reassess the decision to exercise the renewal options. Based on the results of the reassessment, the lease term may be modified accordingly.

Estimation uncertainty

The following are future key assumptions on the balance sheet date and other key sources of estimated uncertainties that may result in significant adjustments to the carrying value of assets and liabilities in future accounting periods.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Impairment of financial instruments

The Group uses the expected credit loss model to evaluate the impairment of financial instruments. It requires significant judgment and estimation, and taking into account all reasonable and based information, including forward-looking information for the application of the expected credit loss model. In making these judgments and estimates, the Group combines historical repayment data with factors such as economic policies, macroeconomic indicators, industry risks, and other factors to assess the expected changes in credit risk of the debtors. Differences in estimates may have an impact on the provision for Impairment. A provision for impairment may not be equal to the actual amount of impairment losses in the future.

Impairment of non-current assets other than financial assets (goodwill)

On the income statement date, the Group judges whether there are any signs of possible impairment of non-current assets other than financial assets. For intangible assets with uncertain useful life, in addition to the annual impairment test, when there is any indication of impairment, the impairment test is also carried out. Other non-current assets excluding financial assets are tested for impairment when there is an indication that the carrying value is not recoverable. When the book value of an asset or asset group is higher than the recoverable amount, that is, the higher of the net amount remained after the disposal expenses are deducted from the fair value and the present value of the estimated future cash flow, it indicates that impairment has occurred. The net amount after the fair value deducts the disposal expenses is determined by reference to the sales agreement price of the similar assets in the fair trade or the observable market price deducts the incremental cost directly attributable to the disposal of the assets. When estimating the present value of future cash flow, the Management must estimate the estimated future cash flow of the asset or asset group and select an appropriate discount rate to determine the present value of future cash flow. Please refer to Note VII, 74.

Fair value of non-listed equity investments

The Group determines the fair value of non-listed equity investments using the market approach. This requires the Group to determine comparable listed companies, select market multiples, and estimate discounts for lack of liquidity, resulting in uncertainties.

Deferred tax asset

Deferred income tax assets shall be recognized for all unused deductible losses to the extent that it is probable that there will be sufficient taxable income to offset the deductible losses. This requires the Management to use substantial judgments to estimate the time and amount of future taxable income and adopt the tax planning strategies to determine the amount of deferred income tax assets that should be recognized.

Reward points

The Group estimates a reasonable selling price for reward points separately, taking into account all relevant information, including the ability of customers to redeem reward points for free goods or enjoy discounts on goods, as well as the likelihood of customers exercising their redemption rights in order to allocate the consideration under the contracts. When estimating the likelihood of customers exercising their redemption rights, the Group conducts a comprehensive analysis based on historical data on point redemptions, current point redemption activities, and considerations of customer behavior and market trends in the future. The Group reassesses the estimated redemption rate of reward points at least on each balance sheet date and calculates the amount of revenue to be recognized and the amount of balances related to reward points based on the results of the reassessment.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Incremental borrowing rate for lessee

For leases where the lease interest rate cannot be determined, the Group takes the incremental borrowing rate of the lessee as the discount rate to calculate the present value of lease payments. When determining the incremental borrowing rate, the Group considers observable rates in the economic environment as the reference basis and makes adjustments based on its own circumstances, the nature of the leased asset, the lease term, and the lease liability amount to derive the applicable incremental borrowing rate.

40.	Changes in significant accounting policies and accounting estimate

(1)	Significant accounting policy changes

☐	Applicable	√	Not applicable

(2)	Significant accounting estimate changes

☐	Applicable	√	Not applicable

(3)	Adjustments to the financial statements related to the first-time adoption of new accounting standards or interpretations, applicable from 2023 or later

☐	Applicable	√	Not applicable

41.	Others

☐	Applicable	√	Not applicable

VI.	Taxes

1.	Main tax categories and tax rates

Main tax categories and tax rates

√	Applicable	☐	Not applicable

Type of tax	Taxation basis	Tax rate
VAT	Taxable income	13%, 9%, 6%, 5%, 0%
Urban maintenance and construction tax	Actually paid turnover tax	7%, 5%
Corporate Income Tax	Taxable income	25%, 20%, 16.5%,15%, 8.25%, 0%
Housing property tax	Housing property original value, rental income	1.2%, 12%
Extra charges for education and local extra charges for education	Actually paid turnover tax	3%, 2%

Note 1:   Sales of consumables, vegetables, some meat, poultry, eggs, and other items are subject to tax exemption policies; the VAT rate for warehousing services and other ancillary services is 6%; the VAT rate for rental income is 9%, and if a simplified collection method is applicable, the collection rate is 5%; the VAT rate for taxable sales of fruits, seafood, some dry goods, grains, edible oils, dairy products, and other agricultural products is 9%, and the VAT rate for taxable sales of other goods is 13%.

Note 2:   Self-use properties are taxed based on a certain percentage of the original value of the property, with a tax rate of 1.2%; rental properties are taxed based on rental income, with a tax rate of 12%.

Explanations shall be disclosed for different taxpayers for tax rate of enterprise income tax

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of taxpayer	Income tax rate
(%)
Chongqing Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Superstores Co., Ltd.	15
Yunnan Yonghui Superstores Co., Ltd.	15
Guangxi Yonghui Superstores Co., Ltd.	15
Yonghui Logistics Co., Ltd.	15
Xizang Yonghui Superstores Co., Ltd.	15
Guansu Yonghui Superstores Co., Ltd.	15
Qinghai Yonghui Superstores Co., Ltd.	15
Sichuan Yonghui Store Co., Ltd.	15
Chengdu Yonghui Business Development Co., Ltd.	15
Shaanxi Yonghui Superstores Co., Ltd.	15
Fuping Yunshang Supply Chain Management Co., Ltd.	15
Ningxia Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Logistics Co., Ltd.	15
Beijing Yonghui Technology Co., Ltd.	15
Fuping Yonghui Modern Agricultural Development Co., Ltd.	0
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	0
Yonghui Holdings Co., Ltd.	16.5,8.25
LOHAS Life International Business Co., Ltd.	16.5
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	20
Shanghai Yinjie International Trade Co., Ltd.	20
Chongqing Boyuan Xunke Technology Co., Ltd.	20
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	20
Hainan Fuli Supply Chain Management Co., Ltd.	20
Fujian Yonghui Commercial Co., Ltd.	20
Fujian Yonghui Import and Export Trade Co., Ltd.	20
Sichuan Yunfu Supply Chain Management Co., Ltd.	20
Shanghai Yunfu Supply Chain Management Co., Ltd.	20
Zhejiang Yunfu Supply Chain Management Co., Ltd.	20
Shaanxi Fuping Supply Chain Management Co., Ltd.	20
Anhui Fuwan Supply Chain Management Co., Ltd.	20
Xinjiang Fuchi Supply Chain Management Co., Ltd.	20

2.	Tax preference

√	Applicable	☐	Not applicable

Note 1:  According to the Announcement on Extending the VAT Preferential Policies for Cultural and Educational Products (CS [2021] No. 10) and the Announcement on Continuing the Implementation of VAT Preferential Policies for Cultural and Educational Products (CA [2023] No. 60) by the Ministry of Finance and the State Taxation Administration, from January 1, 2021 to December 31, 2027, the wholesale and retail sectors for books are exempt from value-added tax.

Note 2:  According to the Announcement on Exemption of VAT on Vegetable Circulation Link issued by the Ministry of Finance and the State Taxation Administration (CS [2011] No. 137), VAT on vegetable circulation link has been exempted since January 1, 2012.

Note 3:  According to the Notice on Exempting VAT on Certain Fresh Meat and Egg Products in Agricultural Product Wholesale and Retail by the Ministry of Finance and the State Taxation Administration (CS [2012] No. 75), value added tax on certain fresh meat and egg products sold by taxpayers engaged in agricultural product wholesale and retail is exempted from October 1, 2012.

Note 4:  Subsidiary companies of the Company, including Chongqing Yonghui Superstores Co., Ltd., Guizhou Yonghui Superstores Co., Ltd., Yunnan Yonghui Superstores Co., Ltd., Guangxi Yonghui Superstores Co., Ltd., Yonghui Logistics Co., Ltd., Xizang Yonghui Superstores Co., Ltd., Gansu Yonghui Superstores Co., Ltd., Qinghai Yonghui Superstores Co., Ltd., Sichuan Yonghui Superstores Co., Ltd., Chengdu Yonghui Commercial Development Co., Ltd., Shaanxi Yonghui Superstores Co., Ltd., Fuping Yunshang Supply Chain Management Co., Ltd., Ningxia Yonghui Superstores Co., Ltd., and Guizhou Yonghui Logistics Co., Ltd., enjoy preferential enterprise income tax policies, with enterprise income tax being levied at a rate of 15% from January 1, 2011 to December 31, 2030 according to the relevant provisions of the Ministry of Finance, General Administration of Customs, and the State Taxation Administration regarding deepening the implementation of tax policies related to the development of the Western Development Strategy (CS [2011] No. 58), Announcement on Enterprise Income Tax Issues Concerning the Implementation of the Western Development Strategy by the State Taxation Administration (State Taxation Administration Announcement No. 12 of 2012), and Announcement on Extending Enterprise Income Tax Policies for the Western Development Strategy (Ministry of Finance Announcement No. 23 of 2020).

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 5:  The subsidiary companies, Fuping Yonghui Modern Agriculture Development Co., Ltd., and Gansu Minxian Yonghui Agriculture Development Co., Ltd. are eligible for the preferential policy of exempting corporate income tax on primary agricultural products processing and production in accordance with the relevant provisions in Article 86 of the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China (State Council Order No. 512).

Note 6:  Subsidiary companies of the Company, including Ruilingtong Marketing Service (Shanghai) Co., Ltd., Shanghai Yinjie International Trade Co., Ltd., Chongqing Boyuan Xunke Technology Co., Ltd., Yunnan Fuping Yunshang Supply Chain Management Co., Ltd., Hainan Fuli Supply Chain Management Co., Ltd., Fujian Yonghui Commercial Co., Ltd., Fujian Yonghui Import and Export Trade Co., Ltd., Sichuan Yunfu Supply Chain Management Co., Ltd., Shanghai Yunfu Supply Chain Management Co., Ltd., Zhejiang Yunfu Supply Chain Management Co., Ltd., Shaanxi Fuping Supply Chain Management Co., Ltd., Anhui Fuwan Supply Chain Management Co., Ltd., and Xinjiang Fuchi Supply Chain Management Co., Ltd., enjoy preferential enterprise income tax policies according to the Announcement of the State Taxation Administration on Matters Concerning the Implementation of Supportive Tax Policies for the Development of Small and Micro-profit Enterprises and Individuals (Announcement No. 6 of the State Taxation Administration in 2023). For small and micro-profit enterprises, 25% of the annual taxable income not exceeding RMB1 million is deducted and taxed at a rate of 20%. According to the Announcement of the Ministry of Finance and State Administration of Taxation on Further Implementation of Preferential Policies for Small and Micro Enterprises Income Tax (Announcement No. 13 of 2022 of the Ministry of Finance and the State Administration of Taxation), for small and micro-profit enterprises with an annual taxable income exceeding RMB1 million but not exceeding RMB3 million, a reduction of 25% shall be included in the taxable income, and the enterprise income tax shall be paid at a rate of 20%.

Note 7:  The subsidiary companies of the Company are subject to the two-tier profit tax system as announced in the 2017 Policy Address, in accordance with the 2018 Inland Revenue (Amendment) (No. 3) Bill of the Hong Kong Special Administrative Region Government. The two-tier profit tax system applies to taxable years starting on or after April 1, 2018. For the first HKD2 million of assessable profits of a corporation, the tax rate will be reduced to 8.25%. Any profits thereafter will continue to be taxed at 16.5%. The two-tier profit tax system will benefit eligible enterprises with assessable profits, regardless of their size. To ensure that eligible enterprises are mainly small and medium-sized enterprises, only one related enterprise can be nominated for the benefits. The subsidiary company, Yonghui Holdings Limited, meets the above requirements and will be subject to the two-tier tax rates of 8.25% and 16.5%. The sub-subsidiary, LOHAS Life International Business, will be subject to the tax rate of 16.5%.

Note 8: In accordance with the “Management Measures for the Recognition of High-tech Enterprises” (GKFH [2016] No. 32) and the “Guidelines for the Management of High-tech Enterprise Recognition” (GKFH [2016] No. 195) regulations, Beijing Yonghui Technology Co., Ltd. was approved and certified as a high-tech enterprise on November 2, 2022, by the Beijing Municipal Science and Technology Bureau, Beijing Municipal Finance Bureau, and Beijing Municipal Taxation Bureau of the State Taxation Administration, and obtained the “High-tech Enterprise Certificate” (Number: GR202211002597). The qualification is valid for 3 years, and the preferential period for enterprise income tax is from January 1, 2022 to December 31, 2024. During the qualification period, the company is entitled to enjoy the preferential policy of paying enterprise income tax at a reduced rate of 15%.

3.	Others

☐	Applicable	√	Not applicable

VII.	Notes to Items of Consolidated Financial Statements

1.	Monetary funds

√	Applicable	☐	Not applicable

  Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Cash in hand	72,725,636.77	79,642,654.48
Bank deposit	5,490,130,482.21	6,968,854,377.60
Other monetary funds	276,213,499.10	567,443,680.14
Deposits of financial companies
Total	5,839,069,618.08	7,615,940,712.22
Including: total amount of deposit abroad	33,091,563.78	28,101,300.32

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

(1)	The year-end cash mainly represents the sales funds not yet deposited in banks by each store at year-end.

(2)	The funds held overseas at year-end represent funds held overseas by the subsidiaries Yonghui Holdings Co., Ltd., Yonghui Japan Co., Ltd., and LOHAS Life International Business Co., Ltd.

(3)	As of December 31, 2023, the restricted cash balance of the Group amounted to RMB141,300,533.68 (2022: RMB114,492,314.03), see Note VII, 33.

(4)	Interest income is derived from bank current deposits at the prevailing interest rate. The term of fixed-term fixed deposits is determined based on the cash needs of the Group, and interest income is earned at the corresponding interest rate of the bank fixed deposits.

(5)	Other monetary funds, excluding margin and escrow account funds, mainly consist of funds in transit, including POS machine card payment income, APP bank card payment income not yet transferred to the Group’s bank accounts, and balances in WeChat and other APP accounts.

2.	Loans and advances

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Total amount of loans and advances	557,908,591.96	895,062,185.85
Among which:
1. Amount of loans and advances due within one year	627,293,964.36	863,287,777.35
Less: Provision for loan losses due within one year	89,953,572.57	45,216,735.85
Net value of loans and advances due within one year	537,340,391.79	818,071,041.50
2. Amount of loans and advances due after one year	20,881,421.49	92,460,829.15
Less: Provision for loan losses due after one year	313,221.32	15,469,684.80
Net value of loans and advances due after one year	20,568,200.17	76,991,144.35

Note:	The loans and advances represent corporate loans and advances, consumer credit, etc. provided by Yonghui Small Loans Co., Ltd., a sub-subsidiary of the Group.

The changes in the provision for loan losses are as follows:

      Unit: Yuan Currency: RMB

		Provision	Provision
	Opening	made in	written-off in	Closing
	balance	this year	this year	balance
Year 2023	60,686,420.65	36,198,200.29	6,617,827.05	90,266,793.89

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Trading financial assets

√	Applicable	☐	Not applicable

    Unit: Yuan Currency: RMB

			Reasons and
			basis for
Items	Closing balance	Opening balance	designation
Financial assets measured at fair value with changes included in current profits and losses	735,971,777.07	890,826,719.10	/
Among which:
Equity instrument investment	388,932,227.74	413,458,695.23	/
Fund products	341,037,083.58	477,368,023.87	/
Structured deposit	6,002,465.75
Among which:
Total	735,971,777.07	890,826,719.10	/

Other notes:

√	Applicable	☐	Not applicable

Trading financial assets mainly consist of fund products, stocks, asset management products, and wealth management products purchased during the year.

4.	Derivative financial assets

☐	Applicable	√	Not applicable

5.	Notes receivable

(1)	Category of notes receivable

☐	Applicable	√	Not applicable

(2)	Notes receivable secured by the company at the end of period.

☐	Applicable	√	Not applicable

(3)	Undue closing notes receivable before balance sheet date that endorsed or discounted by the Company

☐	Applicable	√	Not applicable

(4)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the carrying balance of notes receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	√	Not applicable

(5)	Bad debt provisions

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6)	Notes receivable actually verified and canceled of current period

☐	Applicable	√	Not applicable

Among these, verification and cancellation of important notes receivable:

☐	Applicable	√	Not applicable

Instructions on verification and cancellation of notes receivable:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

6.	Factoring receivable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Factoring receivable	129,425,183.71	715,364,593.55
Less: bad debt provision	60,736,219.33	76,237,912.99
Total	68,688,964.38	639,126,680.56

Note:	The balance of accounts receivable from factoring is formed by the sub-subsidiary Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd. engaging in factoring business.

(1)	Disclosure by category

      Unit: Yuan Currency: RMB

		December 31, 2023
			Bad debt
Items	Amount	Ratio	provision	Net amount
		%
Accounts receivable from factoring with recourse	129,425,183.71	100.00	60,736,219.33	68,688,964.38

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		December 31, 2022
			Bad debt
Items	Amount	Ratio	provision	Net amount
		%
Accounts receivable from factoring with recourse	715,364,593.55	100.00	76,237,912.99	639,126,680.56

(2)	Provisioned for, recovered or reversed bad debt of current term

Unit: Yuan Currency: RMB

Allowance for
doubtful
Items	accounts
January 1, 2023	76,237,912.99
Provision made in this year
Provision reversed in this year	2,565,671.68
Provision written-off in this year	12,936,021.98
December 31, 2023	60,736,219.33

7.	Accounts receivable

(1)	Disclosure by aging

√	Applicable	☐	Not applicable

  Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	417,495,474.90	513,809,042.91
Sub-total within one year	417,495,474.90	513,809,042.91
1-2 years	27,657,213.75	30,520,920.71
2-3 years	19,281,834.84	37,491,593.67
Over 3 years	50,274,690.75	21,016,298.88
Total	514,709,214.24	602,837,856.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Classification and disclosure by bad debt provision

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion					Proportion
				of bad-debt	Carrying				of bad-debt	Carrying
Category	Amount	Proportion	Amount	provision	value	Amount	Proportion	Amount	provision	value
		(%)		(%)			(%)		(%)
Provision made on an individual basis	1,894,322.62	0.37	1,894,322.62	100.00		1,894,322.62	0.31	1,894,322.62	100.00
Provision made on a collective basis	512,814,891.62	99.63	91,072,410.69	17.76	421,742,480.93	600,943,533.55	99.69	70,332,602.42	11.70	530,610,931.13
Among which:
Portfolio 1
Accounts receivable from sales	283,389,112.74	55.06	52,071,963.36	18.37	231,317,149.38	334,400,257.07	55.48	33,922,557.08	10.14	300,477,699.99
Supplier service fees and rentals	181,638,702.76	35.29	38,522,576.57	21.21	143,116,126.19	174,574,704.04	28.96	31,212,180.54	17.88	143,362,523.50
Construction payment						11,117,786.51	1.84	4,389,356.94	39.48	6,728,429.57
Portfolio 2
Accounts receivable from affiliated parties	47,787,076.12	9.28	477,870.76	1.00	47,309,205.36	80,850,785.93	13.41	808,507.86	1.00	80,042,278.07
Total	514,709,214.24	/	92,966,733.31	/	421,742,480.93	602,837,856.17	/	72,226,925.04	/	530,610,931.13

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
	Book	Bad debt	bad-debt	Reasons for
Name	balance	provision	provision	provision
			(%)
Client I	1,894,322.62	1,894,322.62	100.00	Expected not to be recovered
Total	1,894,322.62	1,894,322.62	100.00	/

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
	Account	Bad debt	bad-debt
Name	receivable	provision	provision
			(%)
Within 1 year	376,098,958.34	26,328,938.84	7.00
1-2 years	22,637,753.84	6,468,560.64	28.57
2-3 years	18,878,074.09	10,384,011.22	55.01
Over 3 years	47,413,029.23	47,413,029.23	100.00
Total	465,027,815.50	90,594,539.93	19.48

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
	Account	Bad debt	bad-debt
Name	receivable	provision	provision
			(%)
Receivables from affiliated parties	47,787,076.12	477,870.76	1.00
Total	47,787,076.12	477,870.76	1.00

Explanation of the provision for bad debt based on portfolio composition:

☐	Applicable	√	Not applicable

Explanation of the provision for bad debt based on portfolio composition:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Description of significant changes in the book balance of accounts receivable due to changes in loss provision in the current period:

☐	Applicable	√	Not applicable

(3)	Provision for bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for accounts receivable	72,226,925.04	41,905,188.23	3,952,915.56	17,212,464.40		92,966,733.31
Total	72,226,925.04	41,905,188.23	3,952,915.56	17,212,464.40		92,966,733.31

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

Other notes:

(4)	Accounts receivable actually written off in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	17,212,464.40

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5)	Accounts receivable and contract assets of the top five ending balances collected by the debtor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Closing	Proportion to
			balance of	the total closing
	Closing	Closing	accounts	balance of	Closing
	balance of	balance of	receivable	accounts	balance of
	accounts	contract	and contract	receivable and	bad-debt
Unit name	receivable	assets	assets	contract assets	provision
				(%)
Client I	63,036,012.22		63,036,012.22	12.25	4,412,688.78
Client II	36,445,808.78		36,445,808.78	7.08	2,551,206.61
Client III	34,181,676.55		34,181,676.55	6.64	341,816.76
Client IV	20,325,814.26		20,325,814.26	3.95	1,422,826.89
Client V	14,011,083.31		14,011,083.31	2.72	14,011,083.31
Total	168,000,395.12		168,000,395.12	32.64	22,739,622.35

Other notes:

☐	Applicable	√	Not applicable

8.	Contract assets

(1)	Contract assets

☐	Applicable	√	Not applicable

(2)	Significant changes in the carrying value during the reporting period and the reasons

☐	Applicable	√	Not applicable

(3)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Basis for stage classification and bad debt provision ratio

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the carrying amount of contract assets for which loss provisions were made during the current period:

☐	Applicable	√	Not applicable

(4)	Provision for bad debts of contract assets in current period

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(5)	Status of contract assets actually written off in the current period

☐	Applicable	√	Not applicable

Significant contract asset write-off situations

☐	Applicable	√	Not applicable

Explanation of contract asset write-off:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

9.	Financing of receivables

(1)	Classification of receivables financing

☐	Applicable	√	Not applicable

(2)	Financing of pledged receivables of the company at the end of the period

☐	Applicable	√	Not applicable

(3)	Receivables financing endorsed or discounted by the company at the end of the period and not yet due on the balance sheet date

☐	Applicable	√	Not applicable

(4)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Basis for stage classification and bad debt provision ratio

Explanation of significant changes in the carrying amount of financing of receivables for which loss provisions were made during the current period:

☐	Applicable	√	Not applicable

(5)	Bad debt provisions

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6)	Status of accounts receivable financing actually written off in the current period

☐	Applicable	√	Not applicable

Significant accounts receivable financing write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

(7)	Receivables financing increase and decrease of current period and fair value changes:

☐	Applicable	√	Not applicable

(8)	Other explanations:

☐	Applicable	√	Not applicable

10.	Advance payments

(1)	Advance payments listed according to aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
Aging	Amount	Proportion	Amount	Proportion
		(%)		(%)
Within 1 year	1,089,946,729.92	91.96	1,160,134,121.11	83.51
1-2 years	52,388,650.71	4.42	130,727,746.76	9.41
2-3 years	23,223,104.23	1.96	37,574,616.93	2.70
Over 3 years	19,661,786.82	1.66	60,798,870.99	4.38
Total	1,185,220,271.68	100.00	1,389,235,355.79	100.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Reasons for untimely settlement of advance payment that has aging of over one year and of significant amount:

Prepayments with an age of more than 1 year are mainly prepayment for goods

(2)	Prepayments for the top five ending balances categorized by prepayment object

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion in
		the total closing
		balance of
Unit name	Closing balance	prepayments
		(%)
Supplier I	65,514,899.66	5.53
Supplier II	28,176,779.94	2.38
Supplier III	27,038,151.84	2.28
Supplier IV	26,842,541.11	2.26
Supplier V	24,928,532.69	2.10
Total	172,500,905.24	14.55

Other disclosures

☐	Applicable	√	Not applicable

11.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest receivable	941,391.67	770,879.94
Other receivables	563,030,272.81	648,905,448.81
Total	563,971,664.48	649,676,328.75

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1)	Classification of interest receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest on small loans	941,391.67	770,879.94
Total	941,391.67	770,879.94

(2)	Significant overdue interest

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4)	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the carrying balance of interest receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	√	Not applicable

(5)	Bad debt provisions

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6)	Interest receivable actually verified and canceled of current period

☐	Applicable	√	Not applicable

Significant accrued interest write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Dividends receivable

(1)	Dividends receivable

☐	Applicable	√	Not applicable

(2)	Significant dividends receivable with more than one-year aging

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4)	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the carrying balance of dividends receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	√	Not applicable

(5)	Bad debt provisions

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

Other notes:

None

(6)	Dividends receivable actually verified and canceled of current period

☐	Applicable	√	Not applicable

Significant accrued dividends write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other receivables

(1)	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	143,104,386.17	189,582,745.46
Sub-total within one year	143,104,386.17	189,582,745.46
1-2 years	104,503,734.32	80,312,625.85
2-3 years	57,231,859.27	79,907,022.43
Over 3 years	356,558,737.02	384,331,646.14
Total	661,398,716.78	734,134,039.88

(2)	Classification by nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	489,484,746.78	562,493,581.63
Purchases and store petty cash payments	65,233,226.90	84,160,245.08
Receivables from affiliated parties	18,945,065.73	13,826,983.71
Other receivables	87,735,677.37	73,653,229.46
Total	661,398,716.78	734,134,039.88

(3)	Provision for bad debts recognized

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
		Expected credit	Expected credit
	Expected	loss within the	loss within the
	credit loss	whole duration (no	whole duration
	over the next	credit impairment	(credit impairment
Bad debt provision	12 months	occurred)	incurred)	Total
Balance as of January 1, 2023	10,274,192.44	1,312,828.53	73,641,570.10	85,228,591.07
The balance as of January 1, 2023 is in the current period
– Transferred to Phase II	-987,238.57	987,238.57
– Transferred to Phase III		-561,790.28	561,790.28
– Reversed to Phase II
– Reversed to Phase I
Provision of the current period	2,385,014.63	998,334.50	19,996,502.93	23,379,852.06
Provision reversed in current period	6,090,390.35			6,090,390.35
Charge-off of the current period
Write-off of the current period			4,149,608.81	4,149,608.81
Other changes
Balance as of December 31, 2023	5,581,578.15	2,736,611.32	90,050,254.50	98,368,443.97

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Basis for stage classification and bad debt provision ratio

(1)	The Company handles other receivables using the general model for expected credit losses. On each balance sheet date, the credit risk of these receivables is assessed and categorized into three stages to calculate the expected credit losses.

The Company respectively measures the expected credit losses of financial instruments in different stages. If the credit risk of a financial instrument has not increased significantly since initial recognition, in the first stage, the Company measures the loss provision based on the expected credit loss within the next 12 months; if the credit risk of a financial instrument has increased significantly after initial recognition but no credit reduction has occurred, in the second stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument; if the financial instrument has suffered credit impairment since initial recognition, in the third stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument.

(2)	The Company divides other receivables into payment nature and aging portfolio based on credit risk characteristics and calculates expected credit losses based on the portfolio. For other receivables classified into portfolios, the Company calculates expected credit losses based on default risk exposure and expected credit loss rates within the next 12 months or the entire duration.

(3)	Provision for significant bad debt risk on other receivables with large amounts and significant impact on profitability. Provision for bad debt is recognized based on the expected credit loss throughout the entire remaining period.

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(4)	Provision for bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for other receivables	85,228,591.07	23,379,852.06	6,090,390.35	4,149,608.81		98,368,443.97
Total	85,228,591.07	23,379,852.06	6,090,390.35	4,149,608.81		98,368,443.97

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

Other disclosures

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5)	Other receivables actually verified and canceled of current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Other receivables actually written off	4,149,608.81

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(6)	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion in			Closing
		total closing			balance of
	Closing	balance of other			bad-debt
Unit name	balance	receivable	Nature of receivable	Aging	provision
		(%)
Client I	54,750,000.00	8.28	Various types of deposits and guarantees receivable	Over 3 years	547,500.00
Client II	16,972,427.96	2.57	Other receivables	Over 3 years	16,972,427.96
Client III	13,821,492.25	2.09	Receivables from affiliated parties	Within 4 years	13,821,492.25
Client IV	10,000,000.00	1.51	Various types of deposits and guarantees receivable	2-3 years	100,000.00
Client V	10,000,000.00	1.51	Other receivables	1-2 years	10,000,000.00
Total	105,543,920.21	15.96	/	/	41,441,420.21

1.	Accounts receivable involving governmental subsidies

☐	Applicable	√	Not applicable

2.	Other receivables with terminated confirmation due to financial assets transfer

☐	Applicable	√	Not applicable

3.	Amount of assets and liabilities formed through transfer of other accounts receivable and continuous involvement

(7)	Reported under other receivables due to centralized cash management

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

12.	Inventories

(1)	Inventory classification

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Book balance	Closing balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value	Book balance	Opening balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value
Raw material	11,722,204.41		11,722,204.41	8,304,623.79		8,304,623.79
Inventory goods	8,225,436,229.31		8,225,436,229.31	10,419,571,039.89		10,419,571,039.89
Low-cost consumables	31,824,104.55		31,824,104.55	38,713,833.46		38,713,833.46
Total	8,268,982,538.27		8,268,982,538.27	10,466,589,497.14		10,466,589,497.14

(2)	Provision for inventory depreciation or provision for impairment of contract fulfilling costs

☐	Applicable	√	Not applicable

Causes for reversal or write-off of inventory falling price reserves in the current period

☐	Applicable	√	Not applicable

Provision for inventory impairment is calculated based on portfolios

☐	Applicable	√	Not applicable

Provision standards for inventory impairment based on portfolios

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	Explanation of capitalized borrowing costs included in the ending inventory balance and calculation criteria and basis

☐	Applicable	√	Not applicable

(4)	Explanation for the current amortization amount of contract performance cost

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

13.	Available-for-sale assets

☐	Applicable	√	Not applicable

14.	Non-current assets due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Finance lease receivable due within one year	49,380,092.40	43,534,741.35
Total	49,380,092.40	43,534,741.35

Creditor investments due within one year

☐	Applicable	√	Not applicable

Other creditor investments due within one year

☐	Applicable	√	Not applicable

Other explanations for non-current assets maturing within one year

15.	Other current assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Input tax to be certified	1,224,290,088.04	1,267,353,243.41
Input tax to be deducted	135,854,796.23	187,562,364.10
Advance income tax	4,964,812.95	36,129,348.48
Advance payment of other taxes	260,832.25	2,801,052.91
Total	1,365,370,529.47	1,493,846,008.90

Other disclosures

16.	Creditor investments

(1)	Creditor investments

☐	Applicable	√	Not applicable

Changes in provision for impairment of creditor investments

☐	Applicable	√	Not applicable

(2)	End-of-year significant creditor investments

☐	Applicable	√	Not applicable

(3)	Impairment provision recognized

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the book value of creditor investments with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

(4)	Actual write-offs of creditor investments in the current period

☐	Applicable	√	Not applicable

Significant situations of write-off of important creditor investments

☐	Applicable	√	Not applicable

Explanation of creditor investments write-off:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

17.	Other creditor investments

(1)	Other creditor investments

☐	Applicable	√	Not applicable

Changes in impairment provision for other creditor investments

☐	Applicable	√	Not applicable

(2)	End-of-year significant other creditor investments

☐	Applicable	√	Not applicable

(3)	Impairment provision recognized

☐	Applicable	√	Not applicable

Explanation of significant changes in the book value of other creditor investments with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

(4)	Status of other creditor investments actually written off in the current period

☐	Applicable	√	Not applicable

Significant situations of write-off of other creditor investments

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of other creditor investments write-off:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

18.	Long-term receivables

(1)	Long-term receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance			Opening balance		Discount
		Bad debt	Carrying		Bad debt	Carrying	rate
Items	Book balance	provision	value	Book balance	provision	value	interval
Finance lease outlay	227,393,410.57		227,393,410.57	264,650,510.99		264,650,510.99	4.35%-4.90%
Including: unrealized financing income	48,774,581.99		48,774,581.99	62,304,995.06		62,304,995.06
Total	227,393,410.57		227,393,410.57	264,650,510.99		264,650,510.99	/

(2)	Classification and disclosure by bad debt provision

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(3)	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the book value of long-term receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4)	Provision for bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(5)	Status of long-term receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant long-term receivables write-off situations

☐	Applicable	√	Not applicable

Explanation of long-term receivables write-off:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

19.	Long-term equity investments

(1)	Long-term equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/decrease in the current period
				Investment	Other						Closing
				profit and loss	comprehensive		Distribution of	Provision of			balance of
		Increased	Decreased	recognized with	income	Other equity	cash dividends	impairment			provision for
Investee	Opening balance	investment	investment	the equity method	adjustments	changes	or profits	losses	Others	Closing balance	impairment
I. Cooperative enterprises
Yonghui Fresh Food Development Co., Ltd. (Note 1)	48,619,418.14			-23,767,144.07		23,202,621.79				48,054,895.86
Subtotal	48,619,418.14			-23,767,144.07		23,202,621.79				48,054,895.86
II. Joint ventures
Zhongbai Holdings Group Co., Ltd. (“Zhongbai Group”) (Note 2)	406,097,191.64		-3,415,099.16	-45,467,223.47		71,289.83		-35,064,018.73		322,222,140.11	203,397,822.57
Chengdu Hongqi Chain Co., Ltd. (“Hongqi Chain”)	2,046,627,590.92			117,834,480.06			-126,235,200.00	-358,226,870.98		1,680,000,000.00	358,226,870.98
Fujian OneBank Co., Ltd. (“OneBank”) (Note 3)	611,919,130.46	55,200,000.00		21,893,148.88	4,617,660.61					693,629,939.95
Xiangcun Gaoke Agricultural Co., Ltd. (“Xiangcun Gaoke”)	53,000,000.00			-10,070,846.46				-42,929,153.54		—	399,676,183.23
Fujian Minwei Industrial Co., Ltd.	106,574,742.72			11,855,409.21						118,430,151.93
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	61,871,460.14			-17,303,225.46						44,568,234.68
Beijing Friendship Messenger Trading Co., Ltd.	61,883,573.36			36,725,645.58			-30,300,000.00			68,309,218.94
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	31,151,958.25	10,994,112.01		13,070,293.87			-3,000,000.00			52,216,364.13
1233 International Supply Chain Management Co., Ltd.	190,957,444.93			4,904,640.31						195,862,085.24
Fujian Lingyu Jinhua Brand Management Co., Ltd. (Note 4)	7,810,480.46		-7,501,411.13	-309,069.33						—

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Increase/decrease in the current period
				Investment	Other						Closing
				profit and loss	comprehensive		Distribution of	Provision of			balance of
		Increased	Decreased	recognized with	income	Other equity	cash dividends	impairment			provision for
Investee	Opening balance	investment	investment	the equity method	adjustments	changes	or profits	losses	Others	Closing balance	impairment
Yunda Online (Shenzhen) Technology Development Co., Ltd.	5,101,278.39			524,421.87						5,625,700.26	3,218,259.25
Origin Country Network Technology (Shanghai) Co., Ltd.	9,579.45			-9,579.45						—	4,062,445.92
Shanghai Xuanhui Business Service Technology Co., Ltd. (Note 6)				19,133.52						19,133.52
Beijing Yonghui Yuanxin Health Technology Co., Ltd. (Note 5)	7,957,621.70		-7,957,621.70							—
Zhejiang Bianlixian Supermarket Co., Ltd.		3,400,000.00		-672,786.60						2,727,213.40
Subtotal	3,590,962,052.42	69,594,112.01	-18,874,131.99	132,994,442.53	4,617,660.61	71,289.83	-159,535,200.00	-436,220,043.25		3,183,610,182.16	968,581,581.95
Total	3,639,581,470.56	69,594,112.01	-18,874,131.99	109,227,298.46	4,617,660.61	23,273,911.62	-159,535,200.00	-436,220,043.25		3,231,665,078.02	968,581,581.95

Other disclosures

Note 1:	The Group’s joint venture, Yonghui Fresh Food Development Co., Ltd. (“Yonghui Fresh Food”), completed a new round of financing in 2023. Yonghui Fresh Food introduced a third-party shareholder, Yulin Energy Industry Fund Management Co., Ltd., with a capital increase of RMB75,000,000.00, resulting in an increase in the Group’s net asset share in Yonghui Fresh Food by RMB23,202,621.79.

Note 2:	In 2023, the Group reduced its equity stake in Zhongbai Group by 0.08% through the Shenzhen Stock Exchange centralized trading platform. At the same time, the Group transferred the accumulated other equity changes due to the decrease in the Group’s net asset share in Zhongbai Group, RMB71,289.83, and the provision for long-term equity investment impairment, RMB1,397,570.25.

Note 3:	In 2023, the Group signed a share transfer agreement with third-party Fujian Xintong Investment Group Co., Ltd. to purchase a 2.3% stake in Fujian OneBank Co., Ltd. for RMB55,200,000.00. After the transfer, the Group holds a 29.8% stake in Fujian OneBank Co., Ltd.

Note 4:	In 2023, the Group exited the operation of Fujian Lingyu Jinhua Brand Management Co., Ltd. through a reduction of capital and no longer holds any equity in Fujian Lingyu Jinhua Brand Management Co., Ltd.

Note 5:	In 2023, the Group signed a termination agreement with third-party Beijing Yuanxin Technology Group Co., Ltd. to terminate the operation of Beijing Yonghui Yuanxin Health Technology Co., Ltd. and cancel Beijing Yonghui Yuanxin Health Technology Co., Ltd.

Note 6:	In 2023, the Group signed a share transfer agreement with Lin Shu to transfer 20% of the Group’s equity in Shanghai Xuanhui Business Service Technology Co., Ltd. After the transfer, the Group holds a 20% stake in Shanghai Xuanhui Business Service Technology Co., Ltd.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Impairment testing of long-term equity investments

√	Applicable	☐	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Carrying value	Recoverable amounts	Impairment amount	Forecast period	Key parameters of forecast period	Key parameters of the stable period	Basis for determining key parameters of the stable period
Hongqi Chain	2,038,226,870.98	1,680,000,000.00	358,226,870.98	5 years	Revenue growth rate, discount rate	Revenue growth rate, discount rate	The stable period growth rate is consistent with the forecast data in authoritative industry reports, and the discount rate is the pre-tax discount rate reflecting specific risks of the assets
Total	2,038,226,870.98	1,680,000,000.00	358,226,870.98	/	/	/	/

In 2023, the Group’s long-term equity investment in Hongqi Chain showed signs of impairment. The Group conducted impairment testing on this long-term equity investment. Since the recoverable amount determined by the present value of expected future cash flows is lower than the carrying amount of this long-term equity investment, a provision for long-term equity investment impairment needs to be recognized for the current year.

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

20.	Other equity instrument investments

(1)	Other equity instrument investments

☐	Applicable	√	Not applicable

(2)	Explanation of cases where termination has been confirmed in the current period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

21.	Other non-current financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Financial assets measured at fair value with changes included in current profits and losses	3,651,480,119.24	3,918,000,000.00
Total	3,651,480,119.24	3,918,000,000.00

Other notes:

☐	Applicable	√	Not applicable

22.	Investment properties

Measurement model for investment properties

(1)	Investment properties measured at cost

Unit: Yuan Currency: RMB

	Houses and
Items	buildings	Total
I. Original book value
1.Opening balance	397,840,556.69	397,840,556.69
2.Increase in the current period
3.Decrease in the current period	181,013.92	181,013.92
(2) Other transfer	181,013.92	181,013.92
4.Closing balance	397,659,542.77	397,659,542.77
II. Accumulated depreciation and amortization
1.Opening balance	86,706,177.05	86,706,177.05
2.Increase in the current period	10,805,136.72	10,805,136.72
(1) Depreciation or amortization	10,805,136.72	10,805,136.72
3.Decrease in the current period
4.Closing balance	97,511,313.77	97,511,313.77
III. Provision for impairment
1.Opening balance
2.Increase in the current period
3.Decrease in current period
4.Closing balance
IV. Book value
1.Closing book value	300,148,229.00	300,148,229.00
2.Opening book value	311,134,379.64	311,134,379.64

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investment properties consisting of a partial lease of Yonghui Urban Life Plaza and Dongzhan Commercial Building.

(2)	Investment properties without certificate of title

☐	Applicable	√	Not applicable

(3)	Impairment testing of investment properties measured at cost

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

23.	Fixed assets

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Fixed assets	3,842,169,544.96	4,114,413,404.13
Total	3,842,169,544.96	4,114,413,404.13

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Fixed assets

(1)	Fixed assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Houses and	Machinery and	Means of	Electronic	Tools and
Items	buildings	equipment	transport	equipment	instruments	Total
I. Original Book Value:
1. Opening balance	3,047,274,659.50	2,572,969,626.20	305,275,808.58	928,356,650.26	2,090,925,374.54	8,944,802,119.08
2. Increase in the current period	280,456,995.39	94,329,435.65	1,357,643.00	24,552,568.46	43,751,498.41	444,448,140.91
(1) Purchase	7,205,973.35	4,307,686.75	1,159,389.92	12,742,096.83	3,653,552.98	29,068,699.83
(2) Transferred from work in progress	273,251,022.04	90,021,748.90	198,253.08	11,810,471.63	40,097,945.43	415,379,441.08
3. Decrease in the current period	11,050,997.71	143,095,792.72	10,430,835.19	70,918,926.22	134,972,266.77	370,468,818.61
(1) Disposal or scrapping	11,050,997.71	143,095,792.72	10,430,835.19	70,918,926.22	134,972,266.77	370,468,818.61
4. Closing balance	3,316,680,657.18	2,524,203,269.13	296,202,616.39	881,990,292.50	1,999,704,606.18	9,018,781,441.38
II. Accumulated depreciation
1.Opening balance	607,325,355.50	1,796,074,512.41	86,048,168.29	752,065,257.80	1,500,500,682.20	4,742,013,976.20
2.Increase in the current period	91,098,252.60	248,927,667.87	14,493,546.33	126,685,670.94	213,696,258.73	694,901,396.47
(1) Addition	91,098,252.60	248,927,667.87	14,493,546.33	126,685,670.94	213,696,258.73	694,901,396.47
3.Decrease in the current period	1,359,672.71	114,416,750.42	9,139,210.54	62,420,202.63	116,883,769.26	304,219,605.56
(1) Disposal or scrapping	1,359,672.71	114,416,750.42	9,139,210.54	62,420,202.63	116,883,769.26	304,219,605.56
4.Closing balance	697,063,935.39	1,930,585,429.86	91,402,504.08	816,330,726.11	1,597,313,171.67	5,132,695,767.11
III. Provision for impairment
1.Opening balance		46,210,771.76	179,204.84	11,270,597.44	30,714,164.71	88,374,738.75
2.Increase in the current period		3,500,266.41	3,556.50	1,831,551.50	2,459,185.11	7,794,559.52
(1) Addition		3,500,266.41	3,556.50	1,831,551.50	2,459,185.11	7,794,559.52
3.Decrease in the current period		29,212,579.85	61,522.23	5,268,301.14	17,710,765.74	52,253,168.96
(1) Disposal or scrapping		29,212,579.85	61,522.23	5,268,301.14	17,710,765.74	52,253,168.96
4.Closing balance		20,498,458.32	121,239.11	7,833,847.80	15,462,584.08	43,916,129.31
IV. Book value
1.Closing book value	2,619,616,721.79	573,119,380.95	204,678,873.20	57,825,718.59	386,928,850.43	3,842,169,544.96
2.Opening book value	2,439,949,304.00	730,684,342.03	219,048,435.45	165,020,795.02	559,710,527.63	4,114,413,404.13

(2)	Temporary idle fixed assets

☐	Applicable	√	Not applicable

(3)	Fixed assets leased out through operating leases

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4)	Fixed assets without certificate of title

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Carrying value	Reasons for failure to get the certificates of title
Factories and office buildings of Guizhou Yonghui Logistics Center	281,778,407.96	Processing
Yonghui Northeast Warehouse Center	186,333,881.28	Processing
Rail interface of the underground passage at Nanqiaosi Station, Chongqing Xuanhui Real Estate	25,543,922.87	The Group only has the right to use without ownership.

As of December 31, 2023 and December 31, 2022, the Group had had no temporarily idle fixed assets, no leased-in fixed assets, and no fixed assets leased out for operating purposes.

(5)	Impairment testing of fixed assets

√	Applicable	☐	Not applicable

Other notes:

As stated in Note VII, 74, the Group recognized a provision for long-term asset impairment for the asset group related to stores, limited to the residual value, amounting to RMB83,929,775.72, including RMB7,794,559.52 for fixed asset impairment loss.

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years' impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Disposal of fixed asset

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

24.	Construction in progress

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Construction in progress	240,333,156.71	383,281,366.61
Total	240,333,156.71	383,281,366.61

Construction in progress

(1)	Construction in progress

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance			Opening balance
		Impairment	Carrying		Impairment	Carrying
Items	Book balance	provision	value	Book balance	provision	value
Store decoration	93,794,839.46		93,794,839.46	80,602,137.56		80,602,137.56
Guizhou Logistics Park Industrial Park				15,101,940.23		15,101,940.23
Yonghui Northeast Warehousing Center Construction Project				174,399,580.98		174,399,580.98
Nantong Logistics Park Warehousing Center Building No. 8				51,009,174.33		51,009,174.33
Nantong Logistics Park Warehouse, Training Center Equipment, and Decoration				20,292,356.56		20,292,356.56
Phase II of Sichuan Pengzhou Industrial Park	146,538,317.25		146,538,317.25	41,876,176.95		41,876,176.95
Total	240,333,156.71		240,333,156.71	383,281,366.61		383,281,366.61

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Changes of major work in progress in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

				Amount of	Other		Proportion of			Including:	Interest
				transferred	decreased		accumulative		Accumulated	amount of	capitalization
			Increase	fixed assets of	amount of		total project		amount of	capitalization	rate in the
		Opening	in current	current	current	Closing	investment in	Project	interest	of current	current	Source of
Project name	Budget amount	balance	period	period	period	balance	the budget	progress	capitalization	interest	period	funds
							(%)				(%)
Yonghui Northeast Warehousing Center Construction Project	238,177,616.79	174,399,580.98	16,285,213.79	190,684,794.77			80	100				Self-funded
Guizhou Logistics Park Industrial Park	374,710,200.00	15,101,940.23	9,651,620.37	19,342,621.31	5,410,939.29		82	100				Self-funded
Nantong Logistics Park Warehousing Center Building No. 8	93,971,619.92	51,009,174.33		51,009,174.33			54	100				Self-funded
Phase II of Sichuan Pengzhou Industrial Park	311,482,500.00	41,876,176.95	117,780,113.02	6,809,836.38	6,308,136.34	146,538,317.25	51	71				Self-funded
Total	1,018,341,936.71	282,386,872.49	143,716,947.18	267,846,426.79	11,719,075.63	146,538,317.25	/	/			/	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	Provision of impairment losses of construction in progress in current period

☐	Applicable	√	Not applicable

(4)	Impairment testing of work in progress

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Project materials

(1)	Construction materials

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

25.	Productive biological assets

(1)	Productive biological assets measured at cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Planting industry
Items	Persimmon trees	Total
I. Original book value
1. Opening balance	12,727,696.62	12,727,696.62
2. Increase in the current period
3. Decrease in the current period
4. Closing balance	12,727,696.62	12,727,696.62
II. Accumulated depreciation
1. Opening balance
2. Increase in the current period	636,384.83	636,384.83
3. Decrease in the current period
4. Closing balance	636,384.83	636,384.83
III. Provision for impairment
1. Opening balance
2. Increase in the current period
3. Decrease in the current period
4. Closing balance
IV. Book value
1. Closing book value	12,091,311.79	12,091,311.79
2. Opening book value	12,727,696.62	12,727,696.62

(2)	Impairment test of productive biological assets measured at cost

☐	Applicable	√	Not applicable

(3)	Productive biological assets measured at fair value

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

26.	Oil and gas assets

(1)	Oil and gas assets

☐	Applicable	√	Not applicable

(2)	Impairment testing of oil and gas assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

27.	Right-of-use assets

(1)	Right-of-use assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Houses and
Items	buildings	Total
I. Original book value
1.Opening balance	32,488,021,817.48	32,488,021,817.48
2.Increase in the current period	1,307,696,003.56	1,307,696,003.56
(1) Increase	1,307,696,003.56	1,307,696,003.56
3.Decrease in the current period	2,721,723,040.91	2,721,723,040.91
(1) Disposal	2,721,723,040.91	2,721,723,040.91
4.Closing balance	31,073,994,780.13	31,073,994,780.13
II. Accumulated depreciation
1.Opening balance	12,510,931,921.53	12,510,931,921.53
2.Increase in the current period	1,989,750,727.60	1,989,750,727.60
(1) Addition	1,989,750,727.60	1,989,750,727.60
3.Decrease in the current period	925,637,916.59	925,637,916.59
(1) Disposal	925,637,916.59	925,637,916.59
4.Closing balance	13,575,044,732.54	13,575,044,732.54
III. Provision for impairment
1.Opening balance	559,365,404.14	559,365,404.14
2.Increase in the current period	57,039,231.29	57,039,231.29
(1) Addition	57,039,231.29	57,039,231.29
3.Decrease in the current period	150,626,497.20	150,626,497.20
(1) Disposal	150,626,497.20	150,626,497.20
4.Closing balance	465,778,138.23	465,778,138.23
IV. Book value
1.Closing book value	17,033,171,909.36	17,033,171,909.36
2.Opening book value	19,417,724,491.81	19,417,724,491.81

(2)	Impairment test of right-of-use assets

☐	Applicable	√	Not applicable

Other notes:

As stated in Note VII, 74 of the financial statements, the Group has made a provision for long-term asset impairment based on the residual value of the asset group related to stores, amounting to RMB83,929,775.72, including a loss from impairment of right-of-use assets of RMB57,039,231.29.

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years' impairment tests or external information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

28.	Intangible assets

(1)	Intangible asset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Non-patented
Items	Land use right	Patent rights	technologies	Software	Sales network	Total
I. Original book value
1. Opening balance	684,864,068.17	159,739.89	31,193,166.14	1,523,175,683.81	124,688,679.24	2,364,081,337.25
2. Increase in the current period	3,750,000.00			17,807,975.14		21,557,975.14
(1) Purchase	3,750,000.00			5,747,439.05		9,497,439.05
(2) Internal R&D				12,060,536.09		12,060,536.09
3. Decrease in the current period			970,873.79	1,238,850.69	3,735,849.06	5,945,573.54
(1) Disposal			970,873.79	1,238,850.69	3,735,849.06	5,945,573.54
4. Closing balance	688,614,068.17	159,739.89	30,222,292.35	1,539,744,808.26	120,952,830.18	2,379,693,738.85
II. Accumulated amortization
1.Opening balance	159,818,582.96	56,710.42	12,948,192.53	794,009,496.92	37,162,317.59	1,003,995,300.42
2.Increase in the current period	15,093,244.80	15,175.30	6,085,957.15	263,649,288.88	6,139,222.74	290,982,888.87
(1) Addition	15,093,244.80	15,175.30	6,085,957.15	263,649,288.88	6,139,222.74	290,982,888.87
3.Decrease in the current period			552,085.00	778,722.04	1,098,647.24	2,429,454.28
(1) Disposal			552,085.00	778,722.04	1,098,647.24	2,429,454.28
4.Closing balance	174,911,827.76	71,885.72	18,482,064.68	1,056,880,063.76	42,202,893.09	1,292,548,735.01
III. Provision for impairment
1.Opening balance					46,263,333.33	46,263,333.33
2.Increase in the current period					2,933,333.33	2,933,333.33
(1) Addition					2,933,333.33	2,933,333.33
3.Decrease in the current period
(1) Disposal
4.Closing balance					49,196,666.66	49,196,666.66
IV. Book value
1.Closing book value	513,702,240.41	87,854.17	11,740,227.67	482,864,744.50	29,553,270.43	1,037,948,337.18
2.Opening book value	525,045,485.21	103,029.47	18,244,973.61	729,166,186.89	41,263,028.32	1,313,822,703.50

The proportion of intangible assets generated through internal development during the current period to the balance of intangible assets is 8.93%

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Land usage right without certificate of title

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Reasons for failure to get the certificates
Items	Carrying value	of title
Guizhou Logistics Park	41,104,125.00	In the process of handling

(3)	Impairment testing of intangible assets

√	Applicable	☐	Not applicable

Other disclosure: The relevant information is separately disclosed in Note V, 27 Impairment of long-term assets, Note VII, 74 Asset impairment loss in the financial statements.

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

29.	Goodwill

(1)	Original book value of goodwill

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase in the
		current period
Name of invested		Formed by	Decrease in the
entity or matter	Opening	business	current period	Closing
forming goodwill	balance	merger	Disposal	balance
Shanghai Dongzhan International Trade Co., Ltd.	3,661,378.25			3,661,378.25
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	309,118,158.17			309,118,158.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Provision for goodwill impairment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of invested		Increase in the	Decrease in the
entity or matter	Opening	current period	current period	Closing
forming goodwill	balance	Provision	Disposal	balance
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	305,456,779.92			305,456,779.92

(3)	Information about the asset group or portfolio of asset groups where goodwill is located

☐	Applicable	√	Not applicable

Changes in asset group or portfolio of asset groups

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

(4)	Specific determination method of recoverable amount

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

(5)	Performance commitments and corresponding impairment of goodwill

There were performance commitments and the reporting period or the previous reporting period was within the performance commitment period when goodwill was formed

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

30.	Long-term prepaid expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Amortization		Provision of
	Opening	Increase in	amount in	Other	impairment	Closing
Items	balance	current period	current period	decreases	losses	balance
Renovation costs of rented store	2,862,660,251.33	280,132,456.12	601,113,137.40	261,351,584.82	19,095,984.91	2,261,232,000.32
Decoration expenses for Nantong Logistics Park project	27,232,970.17	12,278,902.44	7,194,557.47	46,230.28		32,271,084.86
Decoration expenses for East China Logistics Park	10,561,758.79	478,788.99	2,047,930.33			8,992,617.45
Total	2,900,454,980.29	292,890,147.55	610,355,625.20	261,397,815.10	19,095,984.91	2,302,495,702.63

Other notes:

The decrease in long-term prepaid expenses for the year is due to the closure of certain stores.

As stated in Note VII, 74, the Group has made a provision for long-term asset impairment based on the residual value of the asset group related to stores, amounting to RMB83,929,775.72, including a loss from impairment of long-term prepaid expenses of RMB19,095,984.91.

31.	Deferred income tax assets/deferred income tax liabilities

(1)	Deferred income tax assets not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Deductible		Deductible
	temporary	Deferred	temporary	Deferred
Items	differences	tax asset	differences	tax asset
Provision for impairment of assets	1,065,423,597.99	224,564,688.82	1,022,982,930.42	218,923,655.88
Unrealized profits in internal transaction	17,967,274.91	4,491,818.73	28,258,325.26	7,064,581.31
Deductible loss	1,163,338,051.11	278,018,136.79	2,120,796,624.40	489,896,401.87
Lease liabilities	15,429,510,847.49	3,207,973,110.11	16,620,946,455.26	3,444,682,630.04
Provision for impairment of credit	256,322,532.76	60,263,888.18	224,021,895.98	45,936,716.51
Estimated liabilities	20,928,407.74	3,970,261.70	2,407,083.35	361,062.50
Reward points program	35,524,886.63	6,797,072.18	30,168,728.86	6,319,559.03
Total	17,989,015,598.63	3,786,078,976.51	20,049,582,043.53	4,213,184,607.14

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Deferred income tax liabilities not offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Temporary		Temporary
	taxable	Deferred	taxable	Deferred
Items	difference	tax liabilities	difference	tax liabilities
Estimated value added of the assets in business combination not under same control	323,468,871.86	80,867,217.97	502,024,923.43	125,506,230.86
Profits and losses from changes in fair value	591,995,024.21	139,919,503.91	668,222,799.20	158,910,861.58
One-time deduction of fixed assets	177,129,438.92	33,014,184.07	371,560,344.15	70,400,175.07
Receivable from finance lease payments	58,131,714.98	11,596,643.50	44,102,634.67	9,986,264.27
Right-of-use assets	11,843,353,983.51	2,482,192,036.14	13,186,384,240.43	2,736,149,492.55
Total	12,994,079,033.48	2,747,589,585.59	14,772,294,941.88	3,100,953,024.33

(3)	Deferred income tax assets or liabilities listed with the net amount after being offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount not		Amount not
	Offset in the	Closing Balance	Offset in the	Closing Balance
	Period of	of Offset	Period of	of Offset
	Deferred Income	Deferred Income	Deferred Income	Deferred Income
	Tax Assets and	Tax Assets or	Tax Assets and	Tax Assets or
Items	Liabilities	Liabilities	Liabilities	Liabilities
Deferred tax asset	2,672,905,882.80	1,113,173,093.71	2,974,769,914.96	1,238,414,692.18
Deferred tax liabilities	2,672,905,882.80	74,683,702.79	2,974,769,914.96	126,183,109.37

(4)	Details of unrecognized deferred tax assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Deductible temporary differences	2,116,332,923.41	2,249,012,729.65
Deductible loss	9,245,677,968.30	7,981,292,888.03
Total	11,362,010,891.71	10,230,305,617.68

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5)	Deductible losses of unconfirmed deferred income tax assets will be expired in the following listed year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Year	Closing Balance	Opening Balance	Comments
Year 2023		677,860,363.11
Year 2024	1,378,421,768.85	1,433,451,155.15
Year 2025	1,161,064,446.27	1,220,976,236.86
Year 2026	2,979,528,314.54	2,400,282,148.31
Year 2027	1,912,125,772.80	2,248,722,984.60
Year 2028	1,814,537,665.84
Total	9,245,677,968.30	7,981,292,888.03	/

Other notes:

☐	Applicable	√	Not applicable

32.	Other non-current assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

33.	Assets with ownership or usage restrictions

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	End of the period				Opening
Items	Book balance	Carrying value	Restricted type	Restricted situation	Book balance	Carrying value	Restricted type	Restricted situation
Monetary funds	141,300,533.68	141,300,533.68	Freeze	Judicial freeze, deposit	114,492,314.03	114,492,314.03	Freeze	Judicial freeze, deposit
Total	141,300,533.68	141,300,533.68	/	/	114,492,314.03	114,492,314.03	/	/

Other notes:

As of December 31, 2023, cash and cash equivalents with a carrying value of RMB28,990,792.66 (December 31, 2022: RMB28,364,715.91) were used as lease deposit.

As of December 31, 2023, cash and cash equivalents with a carrying value of RMB112,309,741.02 (December 31, 2022: RMB86,127,598.12) were frozen due to litigation.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

34.	Short-term borrowings

(1)	Classification of short-term loans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	5,130,220,089.04	6,528,480,368.69
Total	5,130,220,089.04	6,528,480,368.69

Descriptions for categories of short-term loans:

The Group had had no overdue short-term borrowings as of December 31, 2023 and December 31, 2022.

(2)	Overdue unliquidated short-term loans

☐	Applicable	√	Not applicable

The significant overdue and unpaid short-term borrowings are as follows:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

35.	Trading financial liabilities

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

36.	Derivative financial liabilities

☐	Applicable	√	Not applicable

37.	Notes payable

(1)	List of notes payable

☐	Applicable	√	Not applicable

38.	Accounts payable

(1)	Presentation of accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Payment for goods	9,816,260,354.84	12,155,435,663.28
Total	9,816,260,354.84	12,155,435,663.28

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group had had no significant accounts payable with an aging of more than one year as of December 31, 2023 and December 31, 2022.

(2)	Significant accounts payable with an aging of over 1 year or overdue

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

39.	Advance receipts

(1)	Presentation of receivables in advance

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payment of rent and other expenses from the lessee	106,067,963.44	196,630,132.94
Total	106,067,963.44	196,630,132.94

As of December 31, 2023, there had been no significant unearned revenues with an aging of over 1 year.

(2)	Significant accounts collected in advance with an aging of more than one year

☐	Applicable	√	Not applicable

(3)	Significant changes in the carrying value during the reporting period and the reasons

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

40.	Contract liabilities

(1)	Contractual liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payments from customers	4,780,629,293.96	4,725,011,338.79
Reward points program	41,156,582.21	41,497,236.68
Advance payment of supplier service fees	29,055,710.03	60,091,972.32
Total	4,850,841,586.20	4,826,600,547.79

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Significant contractual liabilities with an aging of over 1 year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Reason for outstanding payment or carry-over
Advance payments from customers	2,173,392,339.45	Fulfillment obligations not occurred
Total	2,173,392,339.45	/

(3)	Significant changes in the carrying value during the reporting period and the reasons

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

41.	Employee compensation payable

(1).	List of payrolls payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
I. Short-term payrolls	667,018,347.14	7,146,687,277.27	7,263,166,542.76	550,539,081.65
II. Post-employment welfare – defined contribution plan	86,573,970.43	752,028,657.04	800,723,596.94	37,879,030.53
III. Dismiss welfare	4,722,568.63	49,952,250.57	40,234,887.66	14,439,931.54
Total	758,314,886.20	7,948,668,184.88	8,104,125,027.36	602,858,043.72

(2).	List of short-term payrolls

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
I. Salaries, bonuses, allowances and subsidies	602,994,385.76	6,265,121,582.08	6,374,724,508.31	493,391,459.53
II. Employee services and benefits	6,422,025.46	234,938,680.39	239,227,197.64	2,133,508.21
III. Social Insurance	23,707,660.64	453,305,152.42	456,381,116.74	20,631,696.32
Include: medical insurance premiums	20,690,697.72	422,112,977.67	424,055,113.68	18,748,561.71
Work injury insurance premium	2,077,925.25	22,675,372.25	23,846,752.55	906,544.95
Maternity insurance premiums	939,037.67	8,516,802.50	8,479,250.51	976,589.66
IV. Housing provident fund	6,916,474.57	151,487,241.51	152,561,491.99	5,842,224.09
V. Labor union expenditure and employee education expenses	26,977,800.71	41,834,620.87	40,272,228.08	28,540,193.50
Total	667,018,347.14	7,146,687,277.27	7,263,166,542.76	550,539,081.65

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	List of defined contribution plans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
1. Basic endowment insurance	83,971,524.37	727,092,511.63	774,495,323.67	36,568,712.33
2. Unemployment insurance premium	2,602,446.06	24,936,145.41	26,228,273.27	1,310,318.20
Total	86,573,970.43	752,028,657.04	800,723,596.94	37,879,030.53

Other notes:

√	Applicable	☐	Not applicable

42.	Taxes payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
VAT	152,072,740.55	138,180,271.36
Corporate Income Tax	22,148,345.90	22,720,511.72
Personal income tax	11,793,228.40	15,330,684.42
Urban maintenance and construction tax	9,338,612.66	8,421,980.54
Maintenance fees for river and sea embankments	19,298,999.79	22,197,289.42
Housing property tax	4,357,111.68	3,417,321.03
Education Surcharge	7,772,496.16	6,991,849.55
Others	18,667,333.83	12,346,822.24
Total	245,448,868.97	229,606,730.28

43.	Other payables

(1).	Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Other payables	1,725,134,598.87	1,899,603,590.71
Total	1,725,134,598.87	1,899,603,590.71

Other notes:

☐	Applicable	√	Not applicable

(2).	Interest payable

List by categories

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Overdue significant payable interest:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

(3).	Dividends payable

List by categories

☐	Applicable	√	Not applicable

(4).	Other payables

Other payables listed by nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Accrued expenses for store rent, electricity, freight, and other expenses	982,418,440.74	1,016,060,791.93
Equipment and engineering payments	139,990,137.09	210,137,462.48
Deposits and guarantees	443,441,619.45	445,267,593.23
Others	159,284,401.59	228,137,743.07
Total	1,725,134,598.87	1,899,603,590.71

As of December 31, 2023, the Group had had no significant other payables with an aging of over 1 year.

Significant other payables with an aging of more than one year or overdue

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

44.	Liabilities held for sale

☐	Applicable	√	Not applicable

45.	Non-current liabilities due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Long-term borrowings due within one year	300,334.58	141,246,585.00
Lease liabilities due within 1 year	1,792,051,529.61	1,870,617,070.60
Total	1,792,351,864.19	2,011,863,655.60

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

46.	Other current liabilities

Other current liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Amount of tax to be written off	457,882,012.38	460,794,502.35
Total	457,882,012.38	460,794,502.35

The increases and reductions of short-term bonds payable:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

47.	Long-term borrowings

(1).	Classification of long-term loans

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	349,889,789.58	2,070,085,001.67
Total	349,889,789.58	2,070,085,001.67

Other notes:

☐	Applicable	√	Not applicable

48.	Bonds payable

(1).	Bonds payable

☐	Applicable	√	Not applicable

(2).	Specifics of payable bonds: (excluding preferred shares, perpetual bonds, and other financial instruments classified as financial liabilities)

☐	Applicable	√	Not applicable

(3).	Explanation of convertible bonds

☐	Applicable	√	Not applicable

Accounting treatment and basis for judgment of conversion rights

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Description on other financial instruments classified as financial liabilities

Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Descriptions of the other financial tools in financial liabilities:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

49.	Lease liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Houses and buildings	22,573,513,713.62	24,981,451,232.22
Less: Lease liabilities due within one year	1,792,051,529.61	1,870,617,070.60
Total	20,781,462,184.01	23,110,834,161.62

50.	Long-term payables

Itemized list

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Long-term accounts payable

(1).	List of long-term payables according to nature of funds

☐	Applicable	√	Not applicable

Special accounts payable

(1).	Special payables categorized by nature of payment

☐	Applicable	√	Not applicable

51.	Long-term payroll payable

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

52.	Estimated liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Closing balance	Cause
Pending Litigation and Arbitration	7,383,565.56	37,797,080.80	Litigation involved
Total	7,383,565.56	37,797,080.80	/

Other descriptions, including the descriptions of relevant important assumptions and estimations of important accrued liabilities:

The year-end balance of contingent liabilities arises from disputes related to house lease and payment of goods.

53.	Deferred income

Deferred income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Cause
Governmental subsidy	104,500,259.85	4,562,995.50	9,592,355.43	99,470,899.92	Received governmental subsidy related to assets
Total	104,500,259.85	4,562,995.50	9,592,355.43	99,470,899.92	/

Other notes:

☐	Applicable	√	Not applicable

54.	Other non-current liabilities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Related party borrowing	46,931,643.83
Total	46,931,643.83

In the fiscal year 2023, the Group’s subsidiary extended loans to ParknShop (China) Investment Co., Ltd. totaling RMB46,250,000.00, with an interest rate of 4.75% and due on May 8, 2026. The original total loan amount was RMB46,250,000.00, with an interest rate of 4.75% and a start date of May 9, 2019, due on May 8, 2023.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

55.	Capital stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase/Decrease (+, -)
	Opening balance	New issue	Share donation	Share converted from reserved funds	Others	Subtotal	Closing balance
Total number of shares	9,075,036,993.00						9,075,036,993.00

Other notes:

There was no change in share capital during the current year.

56.	Other equity instruments

(1).	Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

(2).	Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Other descriptions for change situations and reasons on increase and decrease of equity instruments in current period, and relevant accounting treatment basis:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

57.	Capital reserves

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Capital premium (share capital premium)	3,372,208,364.38			3,372,208,364.38
Other capital reserves	919,914,177.48	23,202,621.79		943,116,799.27
Total	4,292,122,541.86	23,202,621.79		4,315,325,163.65

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Note: As stated in Note VII 19 note 1, the related matters have resulted in an increase in Others of RMB23,202,621.79 in capital surplus

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

58.	Treasury stock

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Equity incentive buyback	263,483,654.25	225,284,643.05		488,768,297.30
Total	263,483,654.25	225,284,643.05		488,768,297.30

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

On August 8, 2022, the Company held the 3rd meeting of the fifth Board of Directors and approved the Proposal on Repurchasing Shares through centralized bidding trading. It was decided to use own funds not exceeding RMB700 million to repurchase shares at a price not exceeding RMB5 per share, with the buyback period from August 8, 2022 to August 7, 2023. In 2023, the Company bought back 64,395,100 shares through centralized bidding at a price of RMB225,284,643.05. As of December 31, 2023, the Company has cumulatively bought back 149,999,828 shares through centralized bidding, accounting for 1.65% of the total share capital of the Company. The lowest transaction price was RMB2.86 per share, and the highest transaction price was RMB3.54 per share. The total amount paid for the buy-back was RMB488,768,297.30.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

59.	Other comprehensive income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period
Items	Opening balance	Amount before income tax in the current period	Less: transferring other comprehensive income recorded in the last period into the profit and loss of current period	Less: transferring other comprehensive income recorded in the last period into the retained earnings of current period	Less: income tax expense	Attributable to parent company after tax	Attributable to minority shareholders after tax	Closing balance
I. Other comprehensive income that cannot be re-classified into profits and losses
II. Other comprehensive income to be re-classified into profits and losses	440,260.72	4,633,452.70				4,633,452.70		5,073,713.42
Including: other comprehensive incomes that can be transferred into profit and loss under the equity method	785,921.18	4,617,660.61				4,617,660.61		5,403,581.79
Balance arising from the translation of foreign currency financial statements	-345,660.46	15,792.09				15,792.09		-329,868.37
Total of other comprehensive income	440,260.72	4,633,452.70				4,633,452.70		5,073,713.42

Other descriptions: including the descriptions for the adjustment of transferring losses and profits of cash flow hedging in force into initially recognized amount of arbitrage project:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

60.	Special reserves

☐	Applicable	√	Not applicable

61.	Surplus reserves

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
Statutory surplus reserve	1,113,275,260.54	19,565,389.42		1,132,840,649.96
Total	1,113,275,260.54	19,565,389.42		1,132,840,649.96

Surplus reserves descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Note: according to the Company Law and the article of associations, the statutory surplus reserve is appropriated by the Company by 10% of the net                     profit. Once the cumulative amount of statutory surplus reserves exceeds 50% of the registered capital of the Company, no further appropriation is                     needed.

After appropriating the legal accumulation fund, the Company is allowed to appropriate any accumulation fund. Upon approval, the Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company.

62.	Undistributed profits

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Current period	Last period
Undistributed profits at the end of last period before adjustment	-6,751,820,069.61	-3,797,684,715.49
Total opening undistributed profits during adjustment (increase is indicated by “+”, and decrease is indicated by “-”)
Undistributed profits at the beginning of the year after adjustment	-6,751,820,069.61	-3,797,684,715.49
Add: net profit attributable to the owner of parent company in current period	-1,329,052,123.15	-2,763,166,060.87
Less: appropriation to statutory surplus reserves	19,565,389.42	9,468,553.39
Ordinary stock dividends payable		181,500,739.86
Undistributed profit at the end of the period	-8,100,437,582.18	-6,751,820,069.61

63.	Operating revenue and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	73,709,989,888.84	61,679,645,003.43	84,128,127,095.62	72,065,720,723.20
Other business	4,932,181,688.17	260,174,457.55	5,962,692,300.52	294,869,404.88
Total	78,642,171,577.01	61,939,819,460.98	90,090,819,396.14	72,360,590,128.08

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Operating Revenue Deduction Statement

Unit: ’0,000  Yuan Currency: RMB

Items	Current year		Specific deductions	Last year		Specific deductions
Operating revenue amount	7,864,217.16			9,009,081.94
Total amount of deducted items from operating revenue	15,327.82			21,709.14
Percentage of total amount of items deducted from operating income to operating income (%)	0.19	/		0.24	/
I. Non-core Business Income
1. Other business income unrelated to normal operations. such as rental of fixed assets, intangible assets, packing materials, sale of materials, non- monetary asset exchanges using materials, income from entrusted management services, and other income included in the main operating income but unrelated to the normal operations of the listed company.	12,440.33		Income from selling waste paper and scraps of RMB124.4033 million	17,688.57		Sales revenue from waste paper and scraps: RMB176.4799 million, as well as trustee fee income of RMB0.4058 million
2. Income from non-qualified financial business activities, such as interests income from funds borrowed; income generated from non- qualified financial businesses introduced in the current and previous fiscal years, such as guarantee, factoring, microloans, finance leasing, pawnbroking, etc., excluding finance leasing activities conducted for the purpose of selling main products.
3. Income generated from new trade business in the current and previous fiscal years.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Current year	Specific deductions	Last year	Specific deductions
4. Income generated from related-party transactions unrelated to the Company’s existing normal business operations.	2,887.49	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.	4,020.57	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.
5. Income of subsidiary companies consolidated under the same control from the beginning of the period to the consolidation date.
6. Income generated from business activities that have not formed or have difficulty forming a stable business model.
Subtotal of non-core business income	15,327.82		21,709.14
II. Income without Substantive Commercial Nature
1. Income generated from transactions or events that do not significantly change the future cash flow of the company in terms of risk, timing, or amount.
2. Income generated from transactions without genuine business activities. such as false income realized through self- trading, and false income generated through the use of internet technology or other methods to construct transactions.
3. Income generated from business activities with unfair transaction prices.
4. Income generated from subsidiary companies or businesses acquired during the current fiscal year at unfair consideration or non-transaction methods.
5. Income involved in non-standard audit opinions in the audit report.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Current year	Specific deductions	Last year	Specific deductions
6. Income generated from other transactions or events without commercial rationality.
Subtotal of income without substantive commercial nature
III. Other Income Unrelated to or without Substantive Commercial Nature of the Core Business
Operating revenue after deductions	7,848,889.34		8,987,372.80

Note 1:	The non-operating income deducted in the current year includes revenue from sales of waste paper and scraps amounting to RMB124.4033 million (2022: RMB176.4799 million), as well as trust fee income not obtained from entrusted operations in the current year (2022: RMB405,800). Yonghui Superstores Co., Ltd.’s main business includes the sale of fresh products, food supplies, clothing, and related promotional services, logistics and distribution, property purchase and rental, etc. The above-mentioned income is unrelated to the core business and is deducted.

Note 2:	The non-operating income deducted in the current year, which is unrelated to the existing normal operating business, generated from related-party transactions amounts to RMB28.8749 million (2022: RMB40.2057 million). This portion represents income obtained by the Group from providing financial shared services and information system services to related parties, which are unrelated to the main business and therefore deducted.

Note 3:	The Group’s factoring and small loans business has been conducted since 2017 and is not a newly added non-financial business in the current and previous fiscal years, so the related income does not require deduction.

Note 4:	Apart from the above, the Group has no other non-core business income or income without substantive commercial nature that needs to be deducted.

(3).	Breakdown of operating revenue and operating cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Group		Total
	Operating		Operating
Contract classification	revenue	Operating costs	revenue	Operating costs
Product type
Fresh and processed products	33,064,238,470.36	28,712,538,717.71	33,064,238,470.36	28,712,538,717.71
Food supplies	40,645,751,418.48	32,967,106,285.72	40,645,751,418.48	32,967,106,285.72
Others	3,716,781,922.38	27,516,467.23	3,716,781,922.38	27,516,467.23
Lease income	1,215,399,765.79	232,657,990.32	1,215,399,765.79	232,657,990.32
By operating region
Southeast China	13,614,469,720.68	10,901,590,751.73	13,614,469,720.68	10,901,590,751.73
North China	8,319,001,336.28	6,545,180,919.11	8,319,001,336.28	6,545,180,919.11
East China	18,310,866,417.72	14,450,083,592.29	18,310,866,417.72	14,450,083,592.29
West China	15,597,448,839.24	12,073,319,143.70	15,597,448,839.24	12,073,319,143.70
Southwest China	12,729,768,681.05	9,969,578,942.68	12,729,768,681.05	9,969,578,942.68
South China	3,668,001,023.43	2,889,596,453.81	3,668,001,023.43	2,889,596,453.81
Central China	6,402,615,558.61	5,110,469,657.66	6,402,615,558.61	5,110,469,657.66
Classification by time of transfer of goods
Transfer at a certain time point	73,848,870,201.92	61,679,645,003.43	73,848,870,201.92	61,679,645,003.43
Transfer within a certain period of time	3,577,901,609.30	27,516,467.23	3,577,901,609.30	27,516,467.23
Lease income	1,215,399,765.79	232,657,990.32	1,215,399,765.79	232,657,990.32
Total	78,642,171,577.01	61,939,819,460.98	78,642,171,577.01	61,939,819,460.98

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

√	Applicable	☐	Not applicable

The income recognized in current year and included in the opening book value of contract liabilities are as follows:

Unit: Yuan Currency: RMB

	Year 2023	Year 2022
Recognition of revenue at a specific point in time	2,017,065,078.68	2,605,793,511.81

(4).	Description of performance obligations

☐	Applicable	√	Not applicable

(5).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

(6).	Major contract changes or significant adjustment of transaction prices

☐	Applicable	√	Not applicable

64.	Taxes and surcharges

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Urban maintenance and construction tax	55,987,329.40	42,820,977.85
Education Surcharge	43,309,275.12	30,507,599.49
Housing property tax	29,160,433.56	27,787,249.03
Land use tax	5,634,244.18	6,435,328.01
Stamp duty	49,482,768.72	58,209,315.28
Foundation for water works	22,586,626.55	28,281,587.08
Others	11,754,361.71	10,248,627.51
Total	217,915,039.24	204,290,684.25

65.	Sales expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	6,433,510,959.89	6,894,456,729.72
Depreciation and amortization	3,018,996,871.52	3,352,286,549.67
Water and electricity fees and fuel expenses	1,454,147,113.82	1,435,149,314.69
Freight and warehousing service fees	960,425,686.80	1,124,809,975.36
Rent and property management fees	655,803,824.33	646,063,414.92
Business publicity expense	435,038,229.37	523,708,654.82
Cleaning fees	400,412,211.78	459,319,319.85
Low-cost consumables	319,356,416.90	383,679,370.32
Repair fees	178,878,942.67	290,459,146.49
Platform service fee	413,819,204.49	324,353,724.68
Office expenses such as car, travel, and communication expenses	144,904,993.94	164,065,892.28
Others	264,838,983.93	251,385,598.09
Total	14,680,133,439.44	15,849,737,690.89

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

66.	Administrative expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	1,171,849,432.46	1,306,796,064.66
Depreciation and amortization	310,346,749.51	316,565,974.34
Costs of wear and tear of commodities	175,493,033.32	189,586,964.39
Rent and property management fees	7,319,793.85	23,359,209.11
Office expenses such as car, travel, and communication expenses	92,808,902.31	76,451,781.43
Consulting, audit, legal, and other intermediary service expenses	26,431,464.93	41,561,506.24
Low-cost consumables	18,696,546.37	30,102,567.07
Others	84,200,033.53	61,992,033.69
Total	1,887,145,956.28	2,046,416,100.93

67.	Research and development expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	279,212,442.36	419,095,163.99
Depreciation and amortization	31,938,966.34	35,174,423.30
Office expenses such as car, travel, and communication expenses	7,115,843.23	24,573,999.83
Low-cost consumables		886,829.36
Others		2,168,018.56
Total	318,267,251.93	481,898,435.04

68.	Financial expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Interest expense	1,280,427,957.39	1,556,082,561.75
Less: interest income	114,344,551.59	201,725,230.95
Exchange gains and losses	-893,679.55	-2,057,174.07
Service fees and others	157,862,778.86	185,897,135.79
Total	1,323,052,505.11	1,538,197,292.52

Note:	This year, interest expenses include interest expenditure on lease liabilities amounting to RMB1,128,478,683.54.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

69.	Other income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Classification by nature	Amount of current period	Amount of last period
Governmental subsidies related to daily activities	183,265,521.59	208,831,135.67
Return of individual income tax withheld service changes withheld and remitted	2,250,880.96	3,116,184.84
Total	185,516,402.55	211,947,320.51

70.	Investment income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Equity method accounted long-term equity investment income/(loss)	109,227,298.46	-49,507,225.29
Investment income/(loss) from disposal of long-term equity investments	863,324.20	-28,804,251.10
Investment income/(loss) from trading financial assets	286,203,306.86	-26,966,353.53
Total	396,293,929.52	-105,277,829.92

71.	Income from net exposure hedging

☐	Applicable	√	Not applicable

72.	Fair value changes in equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Sources generating income from changes in fair value	Amount of current period	Amount of last period
Trading financial assets	-76,342,984.38	-601,461,962.47
Other non-current financial assets		6,781,795.03
Total	-76,342,984.38	-594,680,167.44

73.	Impairment loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Bad debt loss of accounts receivable	37,952,272.67	44,438,621.48
Bad debt loss of other receivables	17,289,461.71	17,540,867.49
Bad debt losses on loans	36,198,200.29	45,246,646.85
Bad debt losses on factored receivables	-2,565,671.68	12,734,502.35
Total	88,874,262.99	119,960,638.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

74.	Asset impairment loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
I. Impairment Loss on Long-term Equity Investments	436,220,043.25	196,826,745.04
II. Impairment Loss on Fixed Assets	7,794,559.52	52,736,374.45
III. Impairment loss of intangible assets	2,933,333.33	1,140,000.00
IV. Impairment Loss on Right-of-use Assets	57,039,231.29	314,554,050.92
V. Impairment Loss on Long-term Prepaid Expenses	19,095,984.91	69,950,490.22
Total	523,083,152.30	635,207,660.63

Other notes:

In 2023, some stores operated by the Group did not meet expectations, and there were indications of impairment for long-term assets (including fixed assets, right-of-use assets, and long-term prepaid expenses) of these stores. The Group conducted impairment testing on the aforementioned long-term assets with the stores as asset groups and made impairment provisions for the asset groups related to the stores where the recoverable amount was lower than the carrying amount. The recoverable amount is determined based on the higher of the present value of expected future cash flows and the fair value less disposal costs of the asset group. When determining the present value of the estimated future cash flows of the asset groups, the Group used an income growth rate and gross margin rate based on historical experience and forecasts of market development. A discount rate of 11.0% (December 31, 2022: 11.0%) was used to reflect the specific risks of the relevant assets.

75.	Gains on disposal of assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Loss on disposal of fixed assets	6,982,614.68	-28,166,889.98
Disposal loss on intangible assets	-3,055,990.60	-13,017.82
Gains on disposals of rights-of-use-assets	350,942,576.58	363,888,069.30
Total	354,869,200.66	335,708,161.50

76.	Non-operating income

Non-operating income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Compensation income	166,513,088.06	192,231,769.01
Cash overage	709,862.07	857,859.48
Accounts payable that can’t be paid	56,899,194.05	82,100,945.92	56,899,194.05
Others	57,575,074.63	56,902,735.11	57,575,074.63
Total	281,697,218.81	332,093,309.52	114,474,268.68

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Governmental subsidies included in current profits and losses

Other notes:

☐	Applicable	√	Not applicable

77.	Non-operating expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Total losses on disposal of non-current assets	98,040,812.38	127,897,871.37	98,040,812.38
External donation	438,215.57	2,598,649.60	438,215.57
Compensation and litigation expenses, etc	57,318,005.52	108,549,070.21	57,318,005.52
Others	11,535,252.04	13,741,763.02	11,535,252.04
Total	167,332,285.51	252,787,354.20	167,332,285.51

78.	Income tax expense

(1).	Table of income tax expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Current income tax expenses	29,570,252.92	30,300,421.54
Deferred income tax expenses	73,742,191.89	-249,101,273.39
Total	103,312,444.81	-218,800,851.85

(2).	Adjustment of accounting profits and income tax expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period
Total profit	-1,361,418,009.61
Income tax expense calculated as per legal/applicable tax rate	-340,354,502.40
Impact on different applicable rates in subsidiary	-24,318,363.25
Impact on adjustment of income tax in last period	-2,569,764.17
Impact on nontaxable income	-68,420,614.71
Impact on nondeductible cost, expense and loss	5,000,568.18
Impact on deductible loss of unrecognized assets from deferred income tax in the previous period	-23,219,584.97
Impact on deductible transient difference or deductible loss of unconfirmed assets from deferred income tax in the current period	587,600,524.27
Profit/(Loss) attributable to Cooperative Enterprises and Joint Ventures	-30,405,818.14
Income tax expenses	103,312,444.81

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

79.	Other comprehensive income

√	Applicable	☐	Not applicable

See Note VII, 59 of the financial statements for details

80.	Cash flow statement items

(1).	Cash relating to operating activities

Other cash received relating to operating activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Governmental subsidy	180,487,042.62	198,077,290.57
Interest income of bank deposit	171,651,765.42	236,474,211.69
Income from compensation, etc.	166,513,088.06	192,231,769.01
Deposits and guarantees, etc.	73,008,834.85	67,761,561.38
Cash overage	709,862.07	857,859.48
Repayments of loans from small loan and factoring companies in Chongqing	873,958,781.46	633,902,529.57
Others	57,575,074.63	56,902,735.11
Total	1,523,904,449.11	1,386,207,956.81

Other cash paid relating to operating activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Sales expenses, administrative expenses, and research and development expenses	5,632,009,282.98	5,990,148,571.44
Financial expenses – financial service fees	157,161,863.84	185,897,135.79
Expenditure on donation	438,215.57	2,598,649.60
Penalties, compensation, overdue fine and other non-operating expenses	38,439,742.32	118,535,527.02
Deposits and reserves, etc.	1,825,973.78	26,438,008.09
Payment of letters of guarantee and security for costs	26,182,142.90
Total	5,856,057,221.39	6,323,617,891.94

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Cash relating to investment activities

Cash received relating to important investment activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Cash received from the transfer of trading financial assets, other equity investments, and the recovery of long-term equity investments	421,011,225.76	1,218,210,833.38
Joint venture dividends	159,535,200.00	29,998,400.00
Financial products recovered	2,430,585,269.62	1,942,083,905.78
Receipt of investment income from financial management	262,422,634.41	365,978,129.93
Total	3,273,554,329.79	3,556,271,269.09

Cash paid relating to important investment activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Purchase of bank wealth management, asset management, and trust products	2,360,000,000.00	2,450,000,000.00
Total	2,360,000,000.00	2,450,000,000.00

Other cash received relating to investment activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Financial products recovered	2,430,585,269.62	1,942,083,905.78
Receipt of investment income from financial management	262,422,634.41	365,978,129.93
Total	2,693,007,904.03	2,308,062,035.71

Other cash paid relating to investment activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Purchase of bank wealth management, asset management, and trust products	2,360,000,000.00	2,450,000,000.00
Total	2,360,000,000.00	2,450,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Cash relating to financing activities

Other cash received relating to financing activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Receipt of lease payments from finance leases	79,951,033.98	54,280,019.15
Total	79,951,033.98	54,280,019.15

Other cash paid relating to financing activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Share buy-backs	225,284,643.05	263,483,654.25
Cash paid to acquire minority interests		2,980,000.00
Payment of fixed rent for non-exempt lease contracts	2,956,330,441.50	3,046,511,329.10
Total	3,181,615,084.55	3,312,974,983.35

Changes in liabilities generated from financing activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase in the current period			Decrease in the current period
Items	Opening balance	Cash changes	Non-cash changes	Cash changes	Non-cash changes	Closing balance
Short-term loans	6,528,480,368.69	6,200,000,000.00	124,337,871.49	7,722,598,151.14		5,130,220,089.04
Short-term borrowings and long-term borrowings due within one year	2,211,331,586.67		27,611,402.36	1,888,752,864.87		350,190,124.16
Lease liabilities due within one year and lease liabilities	24,981,451,232.22		2,436,174,687.10	2,956,330,441.50	1,887,781,764.20	22,573,513,713.62
Total	33,721,263,187.58	6,200,000,000.00	2,588,123,960.95	12,567,681,457.51	1,887,781,764.20	28,053,923,926.82

(4).	Explanation of reporting cash flows on a net basis

☐	Applicable	√	Not applicable

(5).	Significant activities and financial effects that do not involve cash inflows or outflows in the current period but affect the financial position of the enterprise or may affect the future cash flows of the enterprise

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

81.	Supplementary information for cash flow statement

(1).	Supplementary data to cash flow statement

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Supplementary information	Amount of current period	Amount of last period
1. Cash flows converted from net profits for business operation activities:
Net profit	-1,464,730,454.42	-2,999,674,942.55
Plus: provision for impairment of assets	523,083,152.30	635,207,660.63
Credit impairment loss	88,874,262.99	119,960,638.17
Depreciation of fixed assets, depreciation of oil & gas assets, and depreciation of productive biological assets	695,537,781.30	834,245,791.32
Amortization of right-of-use assets	1,989,750,727.60	2,165,542,154.48
Amortisation of intangibles	290,982,888.87	286,456,187.95
Depreciation and amortization of investment properties	10,805,136.72	10,807,004.14
Amortization of long-term deferred expenses	610,355,625.20	675,107,070.50
Losses on the disposal of fixed assets, intangible assets and other long-term assets (profit is indicated by “-”)	-354,869,200.66	-335,708,161.50
Loss on scrapping of fixed assets (profit is indicated by “-”)	98,040,812.38	127,897,871.37
Loss on changes in fair value (profit is indicated by “-”)	76,342,984.38	594,680,167.44
Financial expenses (profit is indicated by “-”)	1,280,235,192.86	1,554,025,387.68
Investment loss (profit is indicated by “-”)	-396,293,929.52	105,277,829.92
Decrease in deferred income tax assets (increase is indicated by “-”)	125,241,598.47	-202,389,523.47
Increase in deferred income tax liabilities (decrease is indicated by “-”)	-51,499,406.58	-46,711,749.92
Decrease of inventory (increase is indicated by “-”)	2,197,606,958.87	324,901,709.72
Decrease of operational receivables (increase is indicated by “-”)	1,300,791,364.07	1,659,712,792.97
Increase in operational payables (decrease is indicated by “-”)	-2,479,724,814.80	364,857,172.10
Others	28,350,274.80	-10,114,723.73
Net cash flow from operating activities	4,568,880,954.83	5,864,080,337.22
2. Major investment and financing activities that do not involve cash receipts and payments:
Conversion of debts into capital
Convertible bonds due within one year
Fixed assets under financing lease
3. Net change in cash and cash equivalents:
Closing balance of cash	5,696,636,200.67	7,443,008,300.63
Minus: opening balance of cash	7,443,008,300.63	8,643,661,498.06
Add: closing balance of cash equivalents
Minus: opening balance of cash equivalents
Net increase in cash and cash equivalents	-1,746,372,099.96	-1,200,653,197.43

(2).	Net cash paid in current period and acquired from subsidiary

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Net cash received from disposal of subsidiaries during the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Amount
Cash or cash equivalents received for disposal of subsidiaries during the current period	16,218,914.55
Less: cash and cash equivalents held by subsidiaries on the date of losing the control right
Add: cash or cash equivalents received for disposal of subsidiaries in the last period
Net cash received from the disposal of subsidiaries	16,218,914.55

(4).	Composition of cash and cash equivalents

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
I.Cash	5,696,636,200.67	7,443,008,300.63
Including: cash on hand	72,725,636.77	79,642,654.48
Bank deposit ready for payment at any time	5,376,687,857.46	6,824,286,681.92
Other monetary funds ready for payment at any time	247,222,706.44	539,078,964.23
II. Cash equivalents
Including: bond investments due in three months
III. Closing balance of cash and cash equivalents	5,696,636,200.67	7,443,008,300.63
Including: restricted cash and cash equivalents used by parent company or subsidiaries	141,300,533.68	114,492,314.03

(5).	Situation where the use of cash and cash equivalents is restricted but still presented as cash and cash equivalents

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of
Items	current period	Reason
Monetary funds	112,309,741.02	Judicial frozen
Monetary funds	28,990,792.66	Deposit
Total	141,300,533.68	/

(6).	Monetary funds other than cash and cash equivalents

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

82.	Notes to items in statement of changes in equity

Description for adjustment on item name of “Others”, adjustment amount and other matters at the end of last year:

☐	Applicable	√	Not applicable

83.	Foreign currency monetary items

(1).	Monetary items of foreign currency

√	Applicable	☐	Not applicable

Unit: Yuan

	Closing balance		Closing balance
	of foreign	Conversion	converted into
Items	currency	exchange rate	RMB
Monetary funds
USD	1,267,997.03	7.08	8,977,418.97
HKD	29,144,187.00	0.91	26,521,210.17
GBP	16,742.56	9.04	151,352.74
JPY	33	0.05	1.65
EUR	18,386.24	7.86	144,515.85
CAD	0.17	5.37	0.91
AUD	0.07	4.85	0.34
Account receivable
EUR	2,475.58	7.86	19,458.06
GBP	19,492.70	9.04	176,214.01
Accounts payable
USD	2,828,724.54	7.08	20,027,369.74
EUR	452,041.84	7.86	3,553,048.86
AUD	66,872.24	4.85	324,330.36
CAD	47,650.73	5.37	255,884.42
GBP	19,338.55	9.04	174,820.49

(2).	Descriptions of entities running businesses overseas: including description of main operating place, recording currency and selection basis, and the reason for change of recording currency of major entities running businesses overseas

√	Applicable	☐	Not applicable

84.	Leases

(1)	As lessee

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Year 2023	Year 2022
Interest expenses on lease liabilities	1,128,478,683.54	1,257,899,530.25
Simplified approach for recognizing short-term lease expenses in profit or loss	93,506,251.20	97,962,295.48
Variable lease payments not included in the measurement of lease liabilities	24,405,117.78	28,916,339.16
Income from the sublease of the right to use the assets	1,215,399,765.79	1,276,613,499.74
Total cash outflow related to lease	3,070,811.423.54	3,173,389,963.74

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note:	The lease assets leased by the Group include buildings and structures, machinery and equipment, transportation equipment, and other equipment used in the operation process. The lease terms for buildings and structures are usually 5-20 years, while the lease terms for machinery and equipment, transportation equipment, and other equipment are usually 1 year. The lease agreements usually stipulate that the area of leased assets subleased by the Group shall not exceed a certain percentage. Some lease agreements include renewal options, termination options, and variable lease payment terms. Impact of variable lease terms on future potential cash outflows see “Future potential cash outflows not included in lease liability measurement”.

Variable lease payments not included in the measurement of lease liabilities

√	Applicable	☐	Not applicable

The potential future cash outflows that are not included in the measurement of lease liabilities by the Group mainly arise from the risk exposures, such as variables lease payments, renewal and termination options in lease contracts, lease residual value guarantees, and leases committed but not yet commenced.

Variable lease payments

Many of the Group’s real estate leases include variable lease payment terms that are linked to the sales generated from the leased properties. The purpose of incorporating these terms, whenever possible, is to align lease payments with the stores that generate higher cash flows.

Leases that have been committed but not yet commenced

The anticipated future cash outflows for leases committed but not yet commenced by the Group are as follows:

Unit: Yuan Currency: RMB

Items	Year 2023	Year 2022
Within 1 year (including 1 year)	9,653,725.75	5,523,294.23
1-2 years (including 2 years)	9,611,881.52	9,021,158.85
2-3 years (including 3 years)	9,813,489.13	10,161,586.54
Over 3 years	30,419,809.90	125,916,598.16
Total	59,498,906.30	150,622,637.78

Right-of-use assets, as disclosed in Note VII, 27; simplified treatment of short-term leases, as disclosed in Note V, 38; lease liabilities, as disclosed in Note VII, 49.

Lease expenses for the simplified treatment of short-term leases or leases of low-value assets.

☐	Applicable	√	Not applicable

Lease-back transaction and basis of judgment

☐	Applicable	√	Not applicable

Total cash outflows related to leasing: 3,070,811,423.54 (Unit: Yuan; Currency: RMB).

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	As lessor

Operating lease as lessor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Including:
		related income from variable
		lease payments that are not
		included in the
Items	Lease income	rental income
Lease income	1,200,409,956.67
Total	1,200,409,956.67

Finance lease as lessor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

			Income from variable lease
			payments not included in the
Items	Sales gains or losses	Financing income	net investment in the lease
Leases	46,227,778.98	14,989,809.12
Total	46,227,778.98	14,989,809.12

Reconciliation table of undiscounted leasing receipts and net investment in the lease

√	Applicable	☐	Not applicable

Items	Closing Balance	Opening Balance
Total undiscounted leasing receipts	339,474,576.68	385,493,688.13
Less: Unrealized financing income	62,701,073.71	77,308,435.79
Net investment in the lease	276,773,502.97	308,185,252.34

Undiscounted leasing receipts in the next five years

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Undiscounted leasing
	receipts per year
Items	Closing Balance	Opening Balance
Year 1	64,217,997.44	57,735,287.08
Year 2	39,688,354.50	43,696,546.17
Year 3	33,232,676.94	36,271,032.21
Year 4	30,840,565.86	33,576,473.86
Year 5	29,763,412.10	32,641,071.99
Total undiscounted leasing receipts after five years	141,731,569.84	181,573,276.82

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	Recognition of sales profit or loss on finance lease as a producer or dealer

☐	Applicable	√	Not applicable

85.	Others

√	Applicable	☐	Not applicable

VIII.	Research and Development Expenses

(1).	Listed by nature of expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Internal software development, operation and maintenance	319,427,941.85	499,251,991.56
Total	319,427,941.85	499,251,991.56
Wherein: Incurred R&D expenses	318,267,251.93	481,898,435.04
Capitalized R&D expenses	1,160,689.92	17,353,556.52

(2).	Development expenses that meet the capitalization criteria for research and development projects

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase in
	current period		Decrease in Current Period
				Transferred
		Internal	Recognized as	into losses and
	Opening	development	intangible	profits in	Closing
Items	balance	expenses	assets	current period	balance
Internal software development	10,899,846.17	1,160,689.92	12,060,536.09
Total	10,899,846.17	1,160,689.92	12,060,536.09

Significant capitalized research and development projects

☐	Applicable	√	Not applicable

Impairment provision for development expenses

☐	Applicable	√	Not applicable

(3).	Significant externally purchased research projects

☐	Applicable	√	Not applicable

IX.	Changes in Consolidation Scope

1.	Business combination not under the same control

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(1).	Non-controlling interest business combinations occurred during the period

☐	Applicable	√	Not applicable

(2).	Combined cost and goodwill

☐	Applicable	√	Not applicable

(3).	Identifiable assets and liabilities of acquiree on the acquisition date

☐	Applicable	√	Not applicable

(4).	Profit or loss by recalculating the shares before acquisition date according to fair value

Whether the situations exist that business combination is realized in steps by deal for many times and the control right is acquired in the reporting period

☐	Applicable	√	Not applicable

(5).	Description of the determination failure of reasonable combination consideration at acquisition date or at end of combination period or the fair value of assets and liabilities that can be identified by the acquiree

☐	Applicable	√	Not applicable

(6).	Other disclosures

☐	Applicable	√	Not applicable

2.	Business combination under the same control

☐	Applicable	√	Not applicable

(1).	Business combination under same control in current period

☐	Applicable	√	Not applicable

(2).	Combination costs

☐	Applicable	√	Not applicable

(3).	The book value of the assets and liabilities of the consolidated party on the date of consolidation

☐	Applicable	√	Not applicable

3.	Counter purchase

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Disposal of subsidiaries

Existence of transactions or events during the period resulting in loss of control over subsidiaries

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

Name of Subsidiary	Time point of losing control right	Consideration received on the date of loss of control	Proportion (%) disposed on the date of loss of control	Method of disposal on the date of loss of control	Basis for determining the date of loss of control	Balance between the disposal price and the net assets of the subsidiary entitled in the consolidated financial statement corresponding to the disposal of the investment	Proportion of residual equities on the date of losing control right (%)	Carrying value of remaining equity at the financial statement level on the date of loss of control	Fair value of remaining equity at the financial statement level on the date of loss of control	Re-measurement of the gains or losses arising from the remaining equity at fair value	Methods and key assumptions used for determining the fair value of remaining equity at the financial statement level on the date of loss of control	Amount of other comprehensive income related to the equity investment in the subsidiary transferred to investment income or retained earnings
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	November 23, 2023	1,465.29	45	Equity transfer	Business registration change completed	0.00	15	488.43	488.43	0.00	Market approach
Guangdong Yonghui Yunchuang Technology Co., Ltd.	October 16, 2023	270.00	100	Equity transfer	Business registration change completed	268.26

Other notes:

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 1: Yonghui Superstores Co., Ltd. entered into an agreement with a third party regarding the transfer of equity of Fujian Lianchuang Zhiye Construction Engineering Co., Ltd. The agreement stipulates the transfer of 45% equity of Fujian Lianchuang Zhiye Construction Engineering Co., Ltd. to the third party, with a transfer price of RMB14,652,900.

Note 2: Yonghui Yunchuang Technology Co., Ltd. entered into an agreement with a third party regarding the transfer of equity of Guangdong Yonghui Yunchuang Technology Co., Ltd. The agreement stipulates the transfer of 100% equity of Guangdong Yonghui Yunchuang Technology Co., Ltd. to the third party, with a transfer price of RMB2,700,000.

Whether the situations exist that investment for the subsidiary is disposed in steps by deal for many times and the control right has lost in the reporting period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

5.	Changes in the combination scope for other reasons

Descriptions for change in combination ranges caused by other reasons (e.g. newly establishment of subsidiary, clearing of subsidiary, etc.), and relevant situations:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

X.	Interests in Other Entities

1.	Equity in Subsidiaries

(1).	Constitution of the enterprise group

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Fujian Minhou Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	RMB50 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Xiamen Yonghui Minsheng Superstores Co., Ltd.	Xiamen, Fujian	RMB41.67 million	Xiamen, Fujian	Commercial retail	100		Investment establishment
Xiamen Yonghui Commercial Co., Ltd.	Xiamen, Fujian	RMB10 million	Xiamen, Fujian	Commercial retail	100		Investment establishment
Fujian Strait Food Development Co., Ltd.	Fuzhou, Fujian	RMB53 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment
Fujian Yonghui Modern Agriculture Development Co., Ltd.	Fuzhou, Fujian	RMB10 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment
Guangdong Yonghui Superstores Co., Ltd.	Guangzhou, Guangdong	RMB200 million	Guangzhou, Guangdong	Commercial retail		50	Investment establishment
Fujian Yonghui Logistics Co., Ltd.	Fuzhou, Fujian	RMB300 million	Fuzhou, Fujian	Logistic distribution	95	5	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Fujian Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	RMB800 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Shenzhen Yonghui Superstores Co., Ltd.	Shenzhen, Guangdong	RMB200 million	Shenzhen Guangdong	Commercial retail		50	Investment establishment
Fujian Yonghui Import and Export Trade Co., Ltd.	Pingtan, Fujian	RMB10 million	Pingtan, Fujian	Commercial trade		100	Investment establishment
Fujian Yongjin Trading Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou,Fujian	Commercial trade	49	51	Investment establishment
Jiangxi Yonghui Superstores Co., Ltd.	Nanchang, Jiangxi	RMB20 million	Nanchang, Jiangxi	Commercial retail	100		Investment establishment
Chongqing Yonghui Superstores Co., Ltd.	Chongqing	RMB714.4 million	Chongqing	Commercial retail	100		Investment establishment
Yonghui Logistics Co., Ltd.	Chongqing	RMB100 million	Chongqing	Logistic distribution	90	10	Investment establishment
Sichuan Yonghui Store Co., Ltd.	Chengdu, Sichuan	RMB1 billion	Chengdu, Sichuan	Commercial retail	100		Investment establishment
Guizhou Yonghui Superstores Co., Ltd.	Guiyang, Guizhou	RMB200 million	Guiyang, Guizhou	Commercial retail	100		Investment establishment
Chengdu Yonghui Business Development Co., Ltd.	Chengdu, Sichuan	RMB130 million	Chengdu, Sichuan	Logistic distribution	80	20	Investment establishment
Chongqing Xuanhui Real Estate Development Co., Ltd.	Chongqing	RMB100 million	Chongqing	Real estate		100	Investment establishment
Shaanxi Yonghui Superstores Co., Ltd.	Xi’an, Shaanxi	RMB10 million	Xi’an, Shaanxi	Commercial retail	100		Investment establishment
Fuping Yonghui Modern Agricultural Development Co., Ltd.	Fuping, Shaanxi	RMB37 million	Fuping, Shaanxi	Food sales	100		Investment establishment
Guansu Yonghui Superstores Co., Ltd.	Lanzhou, Gansu	RMB10 million	Lanzhou, Gansu	Commercial retail	100		Investment establishment
Qinghai Yonghui Superstores Co., Ltd.	Xining, Qinghai	RMB20 million	Xining, Qinghai	Commercial retail	100		Investment establishment
Baotou Yonghui Superstores Co., Ltd.	Beijing	RMB50 million	Beijing	Commercial retail	100		Investment establishment
Yonghui Yunjin Technology Co., Ltd.	Chongqing	RMB500 million	Chongqing	Technical service	100		Investment establishment
Yonghui Holdings Co., Ltd.	Hong Kong	HKD30 million	Hong Kong	Investment	100		Investment establishment
Chongqing Yonghui Small Loan Co., Ltd.	Chongqing	RMB300 million	Chongqing	Commercial loan		100	Investment establishment
Yonghui Qinghe Business Factoring (Chongqing) Co., Ltd.	Chongqing	RMB200 million	Chongqing	Commercial factoring		100	Investment establishment
LOHAS Life International Business Co., Ltd.	Hong Kong	HKD100,000	Hong Kong	Commercial trade		100	Investment establishment
Yonghui Japan Co., Ltd.	Japan	JPY95 million	Japan	Commercial trade		80	Investment establishment
Chongqing Boyuan Xunke Technology Co., Ltd.	Chengdu, Sichuan	RMB10 million	Chengdu, Sichuan	Information technology	100		Investment establishment
Tianjin Yonghui Superstores Co., Ltd.	Tianjin	RMB10 million	Tianjin	Commercial retail		100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Anhui Yonghui Superstores Co., Ltd.	Hefei, Anhui	RMB285.08 million	Hefei, Anhui	Commercial retail	100		Investment establishment
Anhui Yonghui Logistics Co., Ltd.	Feidong, Anhui	RMB50 million	Feidong, Anhui	Logistic distribution	100		Investment establishment
Jiangsu Yonghui Superstores Co., Ltd.	Nanjing, Jiangsu	RMB200 million	Nanjing, Jiangsu	Commercial retail	100		Investment establishment
Zhejiang Yonghui Superstores Co., Ltd.	Hangzhou, Zhejiang	RMB120 million	Hangzhou, Zhejiang	Commercial retail	100		Investment establishment
Jiangsu Yonghui Business Management Co., Ltd.	Nanjing, Jiangsu	RMB30 million	Nanjing, Jiangsu	Commercial trade	100		Investment establishment
Ningbo Yonghui Superstores Co., Ltd.	Ningbo, Zhejiang	RMB20 million	Ningbo, Zhejiang	Commercial retail	100		Investment establishment
East China Yonghui Logistics Co., Ltd.	Kunshan, Jiangsu	RMB50 million	Kunshan, Jiangsu	Logistic distribution	100		Investment establishment
Jiaxing Yonghui Superstores Co., Ltd.	Jiaxing, Zhejiang	RMB40 million	Jiaxing, Zhejiang	Commercial retail		100	Investment establishment
Henan Yonghui Superstores Co., Ltd.	Zhengzhou, Henan	RMB80.86 million	Zhengzhou, Henan	Commercial retail	100		Investment establishment
Shanxi Yonghui Superstores Co., Ltd.	Taiyuan, Shanxi	RMB50 million	Taiyuan, Shanxi	Commercial retail	100		Investment establishment
Heilongjiang Yonghui Superstores Co., Ltd.	Harbin, Heilongjiang	RMB100 million	Harbin, Heilongjiang	Commercial retail	100		Investment establishment
Jilin Yonghui Superstores Co., Ltd.	Changchun, Jilin	RMB300 million	Changchun, Jilin	Commercial retail	100		Investment establishment
Liaoning Yonghui Superstores Co., Ltd.	Shenyang, Liaoning	RMB600 million	Shenyang, Liaoning	Commercial retail	100		Investment establishment
Liaoning Yonghui Logistics Co., Ltd.	Shenyang, Liaoning	RMB100 million	Shenyang, Liaoning	Logistic distribution		100	Investment establishment
Songyuan Yonghui Superstores Co., Ltd.	Songyuan, Jilin	RMB10 million	Songyuan, Jilin	Commercial retail		55	Investment establishment
Shanghai Yonghui Superstores Co., Ltd.	Shanghai	RMB300 million	Shanghai	Commercial retail	100		Investment establishment
Shanghai Baoshan Yonghui Superstores Co., Ltd.	Shanghai	RMB20 million	Shanghai	Commercial retail		100	Investment establishment
Shanghai Yonghui Yangpu Superstores Co., Ltd.	Shanghai	RMB40 million	Shanghai	Commercial retail		100	Investment establishment
Shanghai Songjiang Yonghui Superstores Co., Ltd.	Shanghai	RMB1 million	Shanghai	Commercial retail		100	Investment establishment
Fuping Yunshang Supply Chain Management Co., Ltd.	Fuping, Shaanxi	RMB200 million	Fuping, Shaanxi	Commercial trade	100		Investment establishment
Xizang Yonghui Superstores Co., Ltd.	Lhasa, Xizang	RMB20 million	Lhasa, Xizang	Commercial retail	100		Investment establishment
Guizhou Yonghui Logistics Co., Ltd.	Guiyang, Guizhou	RMB50 million	Guiyang, Guizhou	Logistic distribution	100		Investment establishment
Chengde Yonghui Renhe Superstores Co., Ltd.	Chengde, Hebei	RMB10 million	Chengde, Hebei	Commercial retail		51	Investment establishment
Hebei Yonghui Superstores Co., Ltd.	Shijiazhuang, Hebei	RMB200 million	Shijiazhuang, Hebei	Commercial retail	100		Investment establishment
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	Minxian, Gansu	RMB20 million	Minxian, Gansu	Food sales		51	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Shandong Yonghui Superstores Co., Ltd.	Jinan,Shandong	RMB50 million	Jinan, Shandong	Commercial retail	100		Investment establishment
Fuzhou Dongzhan International Trade Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou, Fujian	Commercial trade		100	Investment establishment
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	Shanghai	RMB10 million	Shanghai	Business services		57	Investment establishment
Guangdong PARK&YH Superstores Co., Ltd.	Shenzhen, Guangdong	RMB850 million	Shenzhen, Guangdong	Commercial retail	50		Investment establishment
Beijing Yonghui Superstores Co., Ltd.	Beijing	RMB600 million	Beijing	Commercial retail	100		Investment establishment
Hubei Yonghui Zhongbai Superstores Co., Ltd.	Wuhan, Hubei	RMB100 million	Wuhan, Hubei	Commercial retail	55		Investment establishment
Yunnan Yonghui Superstores Co., Ltd.	Kunming,Yunnan	RMB50 million	Kunming, Yunnan	Commercial retail	100		Investment establishment
Ningxia Yonghui Superstores Co., Ltd.	Yinchuan, Ningxia	RMB10 million	Yinchuan, Ningxia	Commercial retail	100		Investment establishment
Hunan Yonghui Superstores Co., Ltd.	Changsha,Hunan	RMB40 million	Changsha, Hunan	Commercial retail	100		Investment establishment
Guangxi Yonghui Superstores Co., Ltd.	Nanning, Guangxi	RMB20 million	Nanning, Guangxi	Commercial retail	100		Investment establishment
Beijing Yonghui Commercial Co., Ltd.	Beijing	RMB112.42 million	Beijing	Commercial retail		100	Consolidation not under the same control
Shanghai Dongzhan International Trade Co., Ltd.	Shanghai	RMB43.55 million	Shanghai	Commercial trade	100		Consolidation not under the same control
Shanghai Yinjie International Trade Co., Ltd.	Shanghai	RMB1 million	Shanghai	Commercial trade		100	Consolidation not under the same control
Guangzhou PARK&YH Superstores Co., Ltd.	Guangzhou, Guangdong	RMB218.74 million	Guangzhou, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Jiangmen ParknShop Supermarket Co., Ltd.	Jiangmen, Guangdong	RMB5 million	Jiangmen, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Dongguan DG Mall Supermarket Co., Ltd.	Dongguan, Guangdong	RMB2.5 million	Dongguan, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Yonghui Yunchuang Technology Co., Ltd.	Shanghai	RMB2.25 billion	Shanghai	Business services	46.6		Consolidation not under the same control
Fujian Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	RMB10 million	Fuzhou, Fujian	Commercial retail		46.6	Consolidation not under the same control
Shenzhen Yonghui Yunchuang Technology Co., Ltd.	Shenzhen, Guangdong	RMB10 million	Shenzhen, Guangdong	Commercial retail		46.6	Consolidation not under the same control
Fujian Yunwang Technology Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial retail		27.96	Consolidation not under the same control
Chongqing Yonghui Yunchuang Technology Co., Ltd.	Chongqing	RMB10 million	Chongqing	Commercial retail		46.6	Consolidation not under the same control
Fuzhou Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	RMB11.3 million	Fuzhou, Fujian	Commercial retail		46.6	Consolidation not under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Beijing Yonghui Yunchuang Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Commercial retail		46.6	Consolidation not under the same control
Beijing Huichuang Youpin Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Commercial retail		46.6	Consolidation not under the same control
Jiangsu Yonghui Yunchuang Technology Co., Ltd.	Nanjing, Jiangsu	RMB10 million	Nanjing, Jiangsu	Commercial retail		46.6	Consolidation not under the same control
Zhejiang Yonghui Yunchuang Technology Co., Ltd.	Hangzhou, Zhejiang	RMB10 million	Hangzhou, Zhejiang	Commercial retail		46.6	Consolidation not under the same control
Anhui Yonghui Yunchuang Technology Co., Ltd.	Hefei, Anhui	RMB10 million	Hefei, Anhui	Commercial retail		46.6	Consolidation not under the same control
Ningbo Yonghui Yunchuang Technology Co., Ltd.	Ningbo, Zhejiang	RMB20 million	Ningbo, Zhejiang	Commercial retail		46.6	Consolidation not under the same control
Xiamen Yongyun Technology Co., Ltd.	Xiamen, Fujian	RMB10 million	Xiamen, Fujian	Commercial retail		27.96	Consolidation not under the same control
Shanghai Yonghui Yunchuang Technology Co., Ltd.	Shanghai	RMB10 million	Shanghai	Technical service		46.6	Consolidation not under the same control
Fuzhou Minhou Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	RMB89.55 million	Fuzhou, Fujian	Commercial retail	100		Consolidation under the same control
Fujian Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	RMB35.1 million	Fuzhou, Fujian	Commercial retail	100		Consolidation under the same control
Jiangsu Yunfu Supply Chain Management Co., Ltd.	Nanjing, Jiangsu	RMB10 million	Nanjing, Jiangsu	Food sales		100	Investment establishment
Shandong Fuping Supply Chain Management Co., Ltd.	Weifang, Shandong	RMB10 million	Weifang, Shandong	Commercial retail		100	Investment establishment
Jiangxi Fuping Supply Chain Management Co., Ltd.	Nanchang, Jiangxi	RMB10 million	Nanchang, Jiangxi	Commercial retail		100	Investment establishment
Shaanxi Fuping Supply Chain Management Co., Ltd.	Weinan, Shaanxi	RMB10 million	Weinan, Shaanxi	Commercial retail		100	Investment establishment
Hainan Fuli Supply Chain Management Co., Ltd.	Sanya, Hainan	RMB10 million	Sanya, Hainan	Commercial retail		100	Investment establishment
Anhui Fuwan Supply Chain Management Co., Ltd.	Hefei, Anhui	RMB10 million	Hefei, Anhui	Commercial retail		100	Investment establishment
Zhuhai Fuyue Supply Chain Management Co., Ltd.	Zhuhai, Guangdong	RMB10 million	Zhuhai, Guangdong	Commercial retail		100	Investment establishment
Hebei Fuji Supply Chain Management Co., Ltd.	Shijiazhuang, Hebei	RMB10 million	Shijiazhuang, Hebei	Commercial retail		100	Investment establishment
Xinjiang Fuchi Supply Chain Management Co., Ltd.	Aksu, Xinjiang	RMB10 million	Aksu, Xinjiang	Commercial retail		100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal				Shareholding
	Place of	Registered	Registered	Nature of	ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Guangdong Fuyue Supply Chain Management Co., Ltd.	Guangzhou, Guangdong	RMB30 million	Guangzhou, Guangdong	Commercial retail		100	Investment establishment
Zhejiang Yunfu Supply Chain Management Co., Ltd.	Hangzhou, Zhejiang	RMB30 million	Hangzhou, Zhejiang	Food sales		100	Investment establishment
Fuzhou Fuping Supply Chain Management Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou, Fujian	Food sales		100	Investment establishment
Shanghai Yunfu Supply Chain Management Co., Ltd.	Shanghai	RMB30 million	Shanghai	Food sales		100	Investment establishment
Sichuan Yunfu Supply Chain Management Co., Ltd.	Chengdu, Sichuan	RMB10 million	Chengdu, Sichuan	Food sales		100	Investment establishment
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	Kunming, Yunnan	RMB10 million	Kunming, Yunnan	Food sales		100	Investment establishment
Baotou Yonghui Commercial Co., Ltd.	Baotou, Inner Mongolia	RMB50 million	Baotou, Inner Mongolia	Commercial retail	100		Investment establishment
Beijing Yonghui Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Commercial retail	100		Investment establishment
Fujian Yuntong Supply Chain Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Fujian Yongyuehui Business Management Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Guangxi Fuyue Supply Chain Management Co., Ltd.	Nanning, Guangxi	RMB10 million	Nanning, Guangxi	Commercial retail		100	Investment establishment
Zhangzhou Yonghui Digital Business Co., Ltd.	Zhangzhou, Fujian	RMB10 million	Zhangzhou, Fujian	Commercial retail	100		Investment establishment
Sichuan Huipeng E-commerce Co., Ltd.	Chengdu, Sichuan	RMB100 million	Chengdu, Sichuan	Commercial retail	100		Investment establishment
Anhui Yonghui Business Management Co., Ltd.	Fuyang, Anhui	RMB10 million	Fuyang, Anhui	Commodity distribution		100	Investment establishment
Yonghui Technology Co., Ltd.	Fuzhou, Fujian	RMB50 million	Fuzhou, Fujian	Technical service	100		Investment establishment

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Basis on being controllable of the invested company with half or less voting rights as well as on being uncontrollable of the invested company but with half or more voting rights:

Although the Group only holds less than 50% of the equity interest in Guangdong ParknShop Yonghui Superstores Co., Ltd (“Guangdong ParknShop”) and its subsidiaries, Guangdong ParknShop is a Sino-foreign joint venture where the highest governing body is the Board of Directors, consisting of six directors. The Group has the right to appoint the chairman and two additional directors. Major operational decisions require approval by more than half (including half) of the directors. If the attending directors reach a consensus of equal number of approvals and rejections, the Board of Directors shall vote again on the resolution, and all attending directors shall vote according to the chairman’s voting result. Therefore, the Group considers it as a subsidiary.

The control basis on important structured bodies within the consolidation scope:

None

Basis for determining whether the company is an agent or a bailor:

None

Other notes:

None

(2).	Important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Profit and loss		Closing
	Shareholding	attributable to	Dividends	balance of
	ratio of	minority	assigned to	equity of
	minority	shareholders in	shareholders in	minority
Name of Subsidiary	shareholders	this term	this term	shareholders
Guangdong PARK&YH Superstores Co., Ltd.	50.00	-58,871,912.63		-29,166,389.87
Yonghui Yunchuang Technology Co., Ltd.	53.40	-46,683,084.97		105,835,986.75

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Main financial information of important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

			Closing balance						Opening balance
		Non-			Non-			Non-			Non-
	Current	current	Total	Current	current	Total	Current	current	Total	Current	current	Total
Name of Subsidiary	assets	asset	assets	liabilities	liabilities	liabilities	asset	asset	assets	liabilities	liabilities	liabilities
Guangdong PARK&YH Superstores Co., Ltd.	158,952.25	97,647.21	256,599.46	203,660.21	95,067.51	298,727.72	160,277.73	115,117.50	275,395.23	198,303.39	107,230.68	305,534.07
Yonghui Yunchuang Technology Co., Ltd.	353,002.45	622.97	353,625.42	359,274.29		359,274.29	473,131.38	1,429.82	474,561.20	485,379.89		485,379.89

		Amount of current period				Amount of last period
				Cash flow				Cash flow
			Total	from			Total	from-
	Operating		comprehensive	operating	Operating		comprehensive	operating
Name of Subsidiary	revenue	Net profit	income	activities	revenue	Net profit	income	activities
Guangdong PARK&YH Superstores Co., Ltd.	311,355.94	-11,989.42	-11,989.42	25,512.32	367,224.90	-20,852.95	-20,852.95	12,974.60
Yonghui Yunchuang Technology Co., Ltd.	10,207.07	4,658.32	4,658.32	-1,468.87	3,694.32	-6,682.45	-6,682.45	-10,246.41

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Important limitations on using Group’s assets and paying off liabilities of the Group

☐	Applicable	√	Not applicable

(5).	Financial support and other support provided to the structured entities that are included in the combined financial statement

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

2.	Transactions controlling the subsidiaries in case of equity shares change of subsidiaries

☐	Applicable	√	Not applicable

(1).	Description on changes in equity of subsidiaries

☐	Applicable	√	Not applicable

(2).	Influences of transactions on minority equity and equity attributable to the parent company

☐	Applicable	√	Not applicable

3.	Equities in Cooperative Enterprises and Joint Ventures

√	Applicable	☐	Not applicable

(1).	Important cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

					Accounting
					treatment
					method for
					investment in
					cooperative
Names of cooperative	Principal			Shareholding	enterprises
enterprises and joint	Place of	Registered	Nature of	ratio (%)	and joint
ventures	Business	address	business	Direct Indirect	ventures
Zhongbai Holdings Group Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail	9.85	Equity method
Fujian OneBank Limited	Pingtan, Fujian	Pingtan, Fujian	Finance	29.80	Equity method
Chengdu Hongqi Chain Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	21.00	Equity method

Description on the difference between the shareholding ratio in cooperative enterprises or joint ventures and voting right:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Basis on holding a voting right below 20% but having significant influence, or holding a voting right above 20% but having no significant influence:

According to the provisions of the Articles of Association of Zhongbai Group, there are five non-independent directors in the board of directors of Zhongbai Group, and the Company holds one seat among them. Therefore, the Management of the Group thinks that it can exert significant influence over Zhongbai Group, making Zhongbai an affiliated business of the Company.

(2).	Main financial information of important cooperative enterprises

☐	Applicable	√	Not applicable

(3).	Main financial information of important joint ventures

√	Applicable	☐	Not applicable

Unit:   ’0,000 Yuan Currency: RMB

	Closing balance/amount of			Opening balance/incurred amount of
	current period			last period
	Zhongbai		Hongqi	Zhongbai		Hongqi
	Group	OneBank	Chain	Group	OneBank	Chain
Current assets	346,921.76	2,680,623.74	452,686.41	393,673.03	2,075,525.95	450,903.44
Non-current asset	799,764.29	656,790.65	358,342.97	863,912.20	514,048.51	368,337.76
Total assets	1,146,686.05	3,337,414.39	811,029.38	1,257,585.23	2,589,574.46	819,241.20

Current liabilities	667,933.80	1,670,431.30	345,821.85	716,965.87	1,136,457.10	334,535.49
Non-current liabilities	241,604.00	1,434,692.08	54,087.02	258,968.46	1,230,607.54	69,651.59
Total liabilities	909,537.80	3,105,123.38	399,908.87	975,934.33	2,367,064.64	404,187.08

Minority interests	6,640.86	66.74	6,255.09
Shareholders’ equity attributable to the parent company	230,507.39	232,291.01	411,053.77	275,395.81	222,509.82	415,054.12

Net asset share calculated as per shareholding ratio	22,704.98	69,222.72	86,321.29	27,346.80	61,190.20	87,161.36
Adjustments	9,517.23	140.27	81,678.71	13,262.92	1.72	117,501.40
– Goodwill
– Unrealized profits in internal transaction – Others	9,517.23	140.27	81,678.71	13,262.92	1.72	117,501.40
Book value on equity investment of joint ventures	32,222.21	69,362.99	168,000.00	40,609.72	61,191.92	204,662.76
Fair value of equity investment of joint ventures with public offer	29,323.26		142,228.80	41,203.96		160,792.80

Operating revenue	1,163,943.83	72,446.00	1,013,265.52	1,219,740.63	55,833.48	1,002,008.89
Net profit	-33,269.33	7,435.41	56,108.39	-31,346.30	3,503.12	48,566.92
Net profits under discontinued operations
Other comprehensive income		1,597.41			-315.17
Total comprehensive income	-33,269.33	9,032.82	56,108.39	-31,346.30	3,187.95	48,566.92

Annual dividend received from joint ventures			12,623.52			399.84

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Financial information summary of unimportant cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance/	Opening balance/
	amount of	incurred amount
	current period	of last period
Cooperative enterprises:
Total book value of investment	48,054,895.86	48,619,418.14
Total of the following items calculated as per the shareholding ratio
– Net profit	-23,767,144.07	-108,103,528.11
– Other comprehensive income
– Total comprehensive income	-23,767,144.07	-108,103,528.11

Joint ventures:
Total book value of investment	487,758,102.10	526,318,139.40
Total of the following items calculated as per the shareholding ratio
– Net profit	38,734,037.06	1,514,574.84
– Other comprehensive income
– Total comprehensive income	38,734,037.06	1,514,574.84

As there is no obligation to bear additional losses for Fuzhou Yijiu San San Bean Products Co., Ltd., its net loss is recognized only up to the carrying value of long-term equity investments and other long-term equity interests that essentially represent its net investment, with a write-down to zero.

(5).	Description on significant limitations of the ability to transfer funds to the Company by cooperative enterprises and joint ventures

☐	Applicable	√	Not applicable

(6).	Excess loss occurred to cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Accumulated
	unrecognized
	losses	Unconfirmed
	accumulated	losses this	Accumulated
	in the	term (or net	unconfirmed
Names of cooperative enterprises	previous	profit shared	losses at the
and joint ventures	period	this term)	end of term
Fuzhou Yijiu San San Bean Products Co., Ltd.	7,036,522.16	3,138,124.47	10,174,646.63
Shanghai Xuanhui Business Service Technology Co., Ltd.	116,284.11	-116,284.11
Total	7,152,806.27	3,021,840.36	10,174,646.63

(7).	Unconfirmed commitment related to cooperative enterprise investment

☐	Applicable	√	Not applicable

(8).	Contingent liability related to cooperative enterprise or joint venture investment

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Key joint operations

☐	Applicable	√	Not applicable

5.	Equity in structured entities not included in the consolidated financial statement

Description on the structured main body that is not included in the combined financial statement:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

XI.	Governmental Subsidy

1.	Governmental subsidy recognized as receivables at the end of the reporting period

☐	Applicable	√	Not applicable

Reasons for not receiving the expected amounts of governmental subsidy at estimated time

☐	Applicable	√	Not applicable

2.	Liabilities related to governmental subsidies

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Newly	Amount of
		increased	non-operating	Transferred
		subsidy	income	to other	Other
		amount in	included in	comprehensive	changes in
	Opening	current	current	income in the	current	Closing	Related to
Item	balance	period	period	current period	period	balance	assets/income
Deferred income	104,500,259.85	4,562,995.50		9,592,355.43		99,470,899.92	Asset-related
Total	104,500,259.85	4,562,995.50		9,592,355.43		99,470,899.92	/

3.	Governmental subsidies recognized in the current profit and loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
	current period	last period
Income-related	173,673,166.16	194,961,105.73
Asset-related	9,592,355.43	13,870,029.94
Total	183,265,521.59	208,831,135.67

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Major governmental subsidy information as follows:

Unit: Yuan Currency: RMB

	Recorded in other
	comprehensive	Related to
	income for the year	assets/income
Reward subsidies	66,704,242.00	Income-related
Enterprise support subsidies	33,643,784.92	Income-related
Employment and skill subsidies	25,531,336.35	Income-related
Supply and price stability subsidies	6,783,741.51	Income-related

XII.	Risks Related to Financial Instruments

1.	Risks of financial instruments

√	Applicable	☐	Not applicable

Classification of financial instruments

The Group’s main financial instruments include cash and cash equivalents, accounts receivable, other receivables, other current assets, trading financial assets, debt investments, other non-current financial assets, accounts payable, other payables, and short-term borrowings. Details of the financial instruments are disclosed in the relevant notes. The risks associated with these financial instruments and the risk management policies adopted by the Group to mitigate these risks are described below. The Management of the Group manages and monitors these risk exposures to ensure that the risks are kept within limits.

The book values of various financial instruments on the balance sheet date are as follows:

Financial assets in 2023

Item	Financial assets measured at fair value with changes included in current profits and losses	Financial assets measured at amortized costs	Total
Monetary funds		5,839,069,618.08	5,839,069,618.08
Loans and advances		557,908,591.96	557,908,591.96
Trading financial assets	735,971,777.07		735,971,777.07
Factoring receivable		68,688,964.38	68,688,964.38
Account receivable		421,742,480.93	421,742,480.93
Other receivables		563,971,664.48	563,971,664.48
Non-current assets due within one year		49,380,092.40	49,380,092.40
Long-term receivables		227,393,410.57	227,393,410.57
Other non-current financial assets	3,651,480,119.24		3,651,480,119.24
Total	4,387,451,896.31	7,728,154,822.80	12,115,606,719.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Financial assets in 2022

	Financial assets
	measured at
	fair value with
	changes included	Financial assets
	in current	measured at
Item	profits and losses	amortized costs	Total
Monetary funds		7,615,940,712.22	7,615,940,712.22
Loans and advances		895,062,185.85	895,062,185.85
Trading financial assets	890,826,719.10		890,826,719.10
Factoring receivable		639,126,680.56	639,126,680.56
Account receivable		530,610,931.13	530,610,931.13
Other receivables		649,676,328.75	649,676,328.75
Non-current assets due within one year		43,534,741.35	43,534,741.35
Long-term receivables		264,650,510.99	264,650,510.99
Other non-current financial assets	3,918,000,000.00		3,918,000,000.00
Total	4,808,826,719.10	10,638,602,090.85	15,447,428,809.95

Financial liabilities

	Financial	Financial
	liabilities	liabilities
	measured at	measured at
	amortized cost	amortized cost
Item	in 2023	in 2022
Short-term loans	5,130,220,089.04	6,528,480,368.69
Accounts payable	9,816,260,354.84	12,155,435,663.28
Other payables	742,716,158.13	883,542,798.78
Non-current liabilities due within one year	1,792,351,864.19	2,011,863,655.60
Long-term borrowings	349,889,789.58	2,070,085,001.67
Lease liabilities	20,781,462,184.01	23,110,834,161.62
Other non-current liabilities	46,931,643.83
Total	38,659,832,083.62	46,760,241,649.64

Risks of financial instruments

The Group faces various risks related to financial instruments in its day-to-day activities, including credit risk, liquidity risk, and market risk. An overview of the risk management policies of the Group regarding these risks is as follows.

The Board of Directors is responsible for establishing the risk management framework for the Group, formulating risk management policies and guidelines, and overseeing the implementation of risk management measures. The Group has established risk management policies to identify and analyze the risks it faces. These risk management policies provide specific guidelines for managing various aspects of risk, including market risk, credit risk, and liquidity risk. The Group periodically assesses the market environment and changes in its business activities to determine whether updates are required for the risk management policies and systems. The risk management for the Group is conducted by the Risk Management Committee in accordance with the policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates, and mitigates relevant risks through close cooperation with other business departments within the Group. The Group’s internal audit department conducts regular audits of risk management controls and procedures, and reports the audit findings to the Group’s Audit Committee.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group diversifies its investment and business portfolio appropriately to mitigate financial instrument risks. It also reduces risks concentrated in a single industry, specific geographical area, or specific counterparties by developing corresponding risk management policies.

Credit risk

The Group only trades with recognized third party with good reputation. According to the Group’s policy, credit checks are conducted on all customers who request credit transactions. Furthermore, the Group continuously monitors the balance of accounts receivable to ensure it does not face significant bad debt risks. For transactions not settled in the functional currency of the relevant operating unit, the Group does not provide credit terms unless specifically approved by the Group’s credit control department.

As the counterparties for cash and fund product transactions are reputable banks with high credit ratings, the credit risk associated with these financial instruments is low.

The Group’s other financial assets include debt investments, accounts receivable, other receivables, and long-term receivables. The credit risk of these financial assets arises from the default of counterparties, and the maximum exposure to risk is equal to the carrying value of these instruments.

The maximum credit risk exposure to the Group on each balance sheet date is the total amount receivable from customers, net of impairment allowances.

Since the Group only trades with recognized and reputable third parties, no collateral is required. Credit risk concentrations are managed based on customers/counterparties, geographical areas, and industries. As of December 31, 2023, the Group has exposed to specific credit risk concentration, as 32.64% (December 31, 2022: 27.97%) of the Group’s accounts receivable is derived from the top five customers with the largest outstanding balances.

Criteria for determining a significant increase in credit risk

The Group assesses on each balance sheet date whether there has been a significant increase in credit risk of the relevant financial instruments since initial recognition. When determining whether there is a significant increase in credit risk after initial recognition, the Group considers obtaining reasonable and supportable information without incurring unnecessary additional costs or efforts. This includes qualitative and quantitative analysis based on the Group’s historical data, external credit risk ratings, and forward-looking information. Based on a single financial instrument or a combination of financial instruments with similar credit risk characteristics, the Group compares the default risk of financial instruments on the balance sheet date with the default risk on the initial recognition date to determine the change of the default risk of financial instruments during the expected duration of the financial instruments.

When the following qualitative criteria are triggered, the Group considers that there has been a significant increase in credit risk for financial instruments:

The qualitative criteria primarily include significant adverse changes in the debtor’s business or financial condition and the occurrence of credit-impaired assets on the watchlist.

To determine if credit impairment has occurred, the Group applies criteria consistent with its internal credit risk management objectives, considering both quantitative and qualitative indicators. The Group considers the following factors primarily when assessing whether a debtor has incurred credit impairment:

(1)	The issuer or debtor experiences significant financial difficulties.

(2)	The debtor breaches any of the contractual stipulations, for example, fails to pay or delays the payment of interests or the principal, etc.;

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)	The creditor, due to economic or contractual considerations relating to the debtor’s financial difficulties, grants the debtor concessions that would not otherwise be made;

(4)	The debtor is likely to become bankrupt or carry out other financial reorganizations;

(5)	The financial difficulties of the issuer or the debtor cause the disappearance of active market for the financial asset;

(6)	For a financial asset that has been purchased at a substantial discount or an original financial asset, the discount has reflected the fact that a credit loss has occurred.

Credit impairment of financial instrument may be caused by the joint action of multiple events, instead of an individually identifiable event.

The Group’s maximum risk exposure and year-end classification by credit risk grade for financial assets are as follows:

Year 2023

	Expected
	credit loss
	over the next	Expected credit losses for the
Items	12 months	whole duration
				Simplified
	Phase I	Phase II	Phase III	method	Total
Monetary funds	5,839,069,618.08				5,839,069,618.08
Loans and advances	533,995,993.97	3,187,611.30	20,724,986.69		557,908,591.96
Factoring receivable	42,345,246.37	970,000.00	25,373,718.01		68,688,964.38
Account receivable				421,742,480.93	421,742,480.93
Other receivables	563,971,664.48				563,971,664.48
Non-current assets due within one year				49,380,092.40	49,380,092.40
Long-term receivables				227,393,410.57	227,393,410.57
Total	6,979,382,522.90	4,157,611.30	46,098,704.70	698,515,983.90	7,728,154,822.80

Year 2022

	Expected
	credit loss
	over the next	Expected credit losses for the
Items	12 months	whole duration
				Simplified
	Phase I	Phase II	Phase III	method	Total
Monetary funds	7,615,940,712.22				7,615,940,712.22
Loans and advances	832,505,385.27	13,507,856.52	49,048,944.06		895,062,185.85
Factoring receivable	544,341,433.50	872,322.41	93,912,924.65		639,126,680.56
Account receivable				530,610,931.13	530,610,931.13
Other receivables	649,063,146.88	613,181.87			649,676,328.75
Non-current assets due within one year				43,534,741.35	43,534,741.35
Long-term receivables				264,650,510.99	264,650,510.99
Total	9,641,850,677.87	14,993,360.80	142,961,868.71	838,796,183.47	10,638,602,090.85

Liquidity risk

The Group’s objective is to maintain a balance between the continuity and flexibility of financing by utilizing various financing methods. The Group generates funds for operating financing through operations and borrowings.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The maturity period of financial liabilities based on non-discounted contractual cash flows is analyzed as follows:

Year 2023

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	5,167,567,595.15			5,167,567,595.15
Accounts payable	9,816,260,354.84			9,816,260,354.84
Other payables	742,716,158.13			742,716,158.13
Non-current liabilities due within one year	3,106,586,868.31			3,106,586,868.31
Long-term borrowings	11,870,864.58	352,370,268.75		364,241,133.33
Lease liabilities		11,895,367,512.33	17,064,177,174.51	28,959,544,686.84
Other non-current liabilities		53,149,100.00		53,149,100.00
Total	18,845,001,841.01	12,300,886,881.08	17,064,177,174.51	48,210,065,896.60

Year 2022

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	6,640,025,704.86			6,640,025,704.86
Accounts payable	12,155,435,663.28			12,155,435,663.28
Other payables	883,542,798.78			883,542,798.78
Non-current liabilities due within one year	3,156,364,767.06			3,156,364,767.06
Long-term borrowings		2,132,721,309.72		2,132,721,309.72
Lease liabilities		11,564,660,391.39	18,476,009,160.08	30,040,669,551.47
Total	22,835,368,933.98	13,697,381,701.11	18,476,009,160.08	55,008,759,795.17

Market risk

Interest rate risks

The Group’s bank borrowings are fixed-rate, so the Group does not face the risk of market interest rate fluctuations.

Exchange rate risk

The Group is exposed to transactional currency risk. Such risks are caused by sales or purchases made by business units in currencies other than their functional currencies. The Group focuses its main business throughout China, which are settled in RMB. Therefore, the Group faces a low risk of currency fluctuations.

Equity instrument investment price risk

The equity instrument investment price risk refers to the risk of a decrease in the fair value of equity securities due to changes in stock index levels and individual security values. As of December 31, 2023, the Group has exposed to equity instrument investment price risk due to certain individual equity instrument investments classified at fair value through profit or loss and whose changes are recognized in the current period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The following table demonstrates the sensitivity of the Group’s net profit and other comprehensive income after tax to a 5% change in the fair value of equity instrument investments (based on the carrying value on the balance sheet date), assuming all other variables remain constant.

Year 2023

Increase/
			(Decrease)	Increase/
	Carrying value		in other	(Decrease)
	of equity	Increase/	comprehensive	in total
	instrument	(Decrease) in	income after	shareholders’
Items	investments	net profit	tax	equity
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	388,932,227.74	19,446,611.39/ -19,446,611.39		19,446,611.39/ -19,446,611.39

Year 2022

Increase/
			(Decrease)	Increase/
	Carrying value		in other	(Decrease)
	of equity	Increase/	comprehensive	in total
	instrument	(Decrease) in	income after	shareholders’
Items	investments	net profit	tax	equity
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	206,295,359.14	10,314,767.96/ -10,314,767.96		10,314,767.96/ -10,314,767.96

Capital management

The Group’s primary objective of capital management is to ensure the Group’s ability to continue as a going concern and maintain healthy capital ratios to support business development and maximize shareholder value.

The Group manages its capital structure and makes adjustments based on the economic situation and changes in the risk characteristics of the relevant assets. To maintain or adjust the capital structure, the Group may adjust the distribution of profits to shareholders, return capital to shareholders, or issue new shares. Capital management objectives, policies, or procedures have not changed for the year 2023 and 2022.

The Group manages capital using the debt-to-equity ratio, which has been 88.6% as of December 31, 2023 (December 31, 2022: 87.7%). The Management of the Group believes that this ratio meets the requirements for capital management.

2.	Hedging

(1)	The Company is engaged in hedging activities for risk management

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	The Company is engaged in qualifying hedging activities and applies hedge accounting.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

(3)	The Company is engaged in hedging activities for risk management and expects to achieve risk management objectives but does not apply hedge accounting.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

3.	Financial asset transfers

(1)	Classification of transfer methods

☐	Applicable	√	Not applicable

(2)	Financial assets derecognized due to transfer

☐	Applicable	√	Not applicable

(3)	Financial assets still involved in the transfer

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

XIII. Fair Value Disclosures

1.	Closing fair value of assets and liabilities measured at fair value

√	Applicable	☐	Not applicable

  Unit: Yuan Currency: RMB

	Closing fair value
	Primary	Secondary	Tertiary
	fair value	fair value	fair value
Items	calculation	calculation	calculation	Total
I. Continuous fair value calculation
(I) Trading financial assets	347,039,549.33	–	388,932,227.74	735,971,777.07
1. Financial assets measured at fair value and booked into current profits and losses	347,039,549.33	–	388,932,227.74	735,971,777.07
(1) Debt instrument investment
(2) Equity instrument investment			388,932,227.74	388,932,227.74
(3) Fund products	341,037,083.58			341,037,083.58
(4) Structured deposits	6,002,465.75			6,002,465.75

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Closing fair value
	Primary	Secondary	Tertiary
	fair value	fair value	fair value
Items	calculation	calculation	calculation	Total
2. Financial assets that are specified to be measured at fair value and whose changes are booked into current profits and losses
(1) Debt instrument investment
(2) Equity instrument investment
(II) Other creditors’ investments
(III) Investment in other equity instruments
(IV) Investment properties
1. The right to use land for lease
2. Buildings for lease
3. Land use right held and transferred after preparation for increment
(V) Biological assets
1. Consumable biological assets
2. Productive biological assets
(VI) Other non-current financial assets			3,651,480,119.24	3,651,480,119.24
Total assets measured at fair value continuously	347,039,549.33		4,040,412,346.98	4,387,451,896.31

The Group recognizes the transfer between levels based on the occurrence date of the events that cause the transfer between levels.

For financial instruments traded in active markets, the Group determines their fair value based on their quoted market prices. For financial instruments that are not traded in active markets, the Group uses valuation techniques to determine their fair value, and the valuation model used is the market approach model.

The Financial Department of the Group is led by the Financial Manager and is responsible for formulating policies and procedures for fair value measurement of financial instruments. The financial manager reports directly to the Chief Financial Officer and the Audit Committee. On each balance sheet date, the financial department analyzes the value changes of financial instruments and determines the main input values applicable to the valuation. The valuation must be reviewed and approved by the Chief Financial Officer. The valuation process and results are discussed with the Audit Committee annually for the purpose of mid-term and annual financial reporting.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values. Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On December 31, 2023, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Listed equity instrument investments are valued at market quotations. Non-listed equity instruments are measured at fair value using market approach, based on unobservable market prices or rates assumptions. The Group determines comparable listed companies based on industry, scale, leverage, and strategy, and calculates appropriate market multiples, such as price-earnings multiples, for each selected comparable listed company. Adjustments are made by giving consideration to specific facts and circumstances of the entity, including liquidity and scale differences with the comparable listed companies. The Group believes that the fair value and its changes estimated using valuation techniques are reasonable and represent the most appropriate values as of the balance sheet date.

2.	Basis for determination of market price for measurement of fair value of the first level on an ongoing concern or not

☐	Applicable	√	Not applicable

3.	For continuous and discontinuous secondary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

☐	Applicable	√	Not applicable

4.	For continuous and discontinuous tertiary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

	Fair value			Range interval
Equity instrument	at the end of	Valuation	Unobservable	(weighted
investment	the year	techniques	Inputs	average)
Dalian Wanda Commercial Management Group Co., Ltd.	2023: 3,646,595,814.39	Market approach	Price-to-book ratio, liquidity discount	Lower price-to-book ratio, higher liquidity discount, lower fair value
	2022: 4,118,000,000.00	Market approach	Price-earnings ratio, liquidity discount	Lower price-earnings ratio, higher liquidity discount, and lower fair value

Advantage Solutions Inc.	2023: 388,932,227.74	Market approach	Marketability Discount	Higher liquidity discount, lower fair value

Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	2023: 4,884,304.85	Market approach	Price-to-book ratio	Lower price-to- book ratio, lower fair value

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

5.	Continuous tertiary fair value calculating projects, adjustment information among book values at term start and term end as well as sensitivity analysis on unobserved parameters

√	Applicable	☐	Not applicable

	Opening balance	Other changes	Transferred-out from level 3	Current gains or losses are recognized in profit or loss	Closing balance	Changes in unrealized gains or losses on assets held at the end of the year that are recognized in profit or loss
Equity instrument investment	207,163,336.09	84,690,201.41		97,078,690.24	388,932,227.74	97,078,690.24
Other non-current financial assets	3,918,000,000.00	-266,519,880.76			3,651,480,119.24
Total	4,125,163,336.09	-181,829,679.35		97,078,690.24	4,040,412,346.98	97,078,690.24

6.	For continuous fair value calculating items, the transfer reasons and the policy of determining the transfer time point shall be described if transferring occurs among levels in the term

☐	Applicable	√	Not applicable

7.	Estimate technology change occurred in the current year and change reasons

☐	Applicable	√	Not applicable

8.	Financial asset not measured in fair value and fair value of financial liabilities

√	Applicable	☐	Not applicable

The following is a comparison of the carrying value and fair value of various categories of financial instruments, excluding lease liabilities and financial instruments with minimal differences between carrying value and fair value:

	Carrying value	Fair value
Financial liabilities
Long-term borrowings	349,889,789.58	345,653,482.03

The Management has assessed cash and cash equivalents, loans and advances, accounts receivable financing, accounts receivable, and accounts payable, among others, and determined that due to their short remaining terms, their fair values are approximately equal to their carrying amounts.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values.

Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On December 31, 2023, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

9.	Others

☐	Applicable	√	Not applicable

XIV. Affiliated Parties and Affiliated Transactions

1.	Parent company of the Company

☐	Applicable	√	Not applicable

2.	Subsidiaries of the Company

For details on the Company’s subsidiaries, please refer to the notes

√	Applicable	☐	Not applicable

For details of subsidiaries, please refer to Section X.1. Equity in subsidiaries

3.	Cooperative enterprises and joint ventures of the Company

See Note for significant cooperative enterprises and joint ventures of the Company

√	Applicable	☐	Not applicable

For details of important cooperative enterprises and joint venture, please refer to section X, 3, Equities in Cooperative Enterprises and Joint Venture.

The information of other cooperative enterprises and joint ventures that have related- party transaction with the Company in this term, or had related-party transaction with the Company at earlier term and have formed balances.

√	Applicable	☐	Not applicable

Names of cooperative enterprises and joint ventures	Relation to the Company
Yonghui Fresh Food Development Co., Ltd.	The Group’s shareholding ratio of 32.12%
Zhongbai Holdings Group Co., Ltd.	The Group’s shareholding ratio of 9.85%
Fujian OneBank Limited	The Group’s shareholding ratio of 29.80%
Chengdu Hongqi Chain Co., Ltd.	The Group’s shareholding ratio of 21.00%
Xiangcun Gaokao Agricultural Co., Ltd.	The Group’s shareholding ratio of 20.00%
Fuzhou Yijiu San San Bean Products Co., Ltd.	The Group’s shareholding ratio of 42.00%
Beijing Friendship Messenger Trading Co., Ltd.	The Group’s shareholding ratio of 30.00%
Fujian Minwei Industrial Co., Ltd.	The Group’s shareholding ratio of 17.59%
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	The Group’s shareholding ratio of 20.00%
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 30.00%
1233 International Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 40.00%
Yunda Online (Shenzhen) Technology Development Co., Ltd.	The Group’s shareholding ratio of 15.53%
Origin Country Network Technology (Shanghai) Co., Ltd.	The Group’s shareholding ratio of 4.24%
Shanghai Xuanhui Business Service Technology Co., Ltd.	The Group’s shareholding ratio of 9.32%

Other disclosures

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 1:   According to the provisions of the Articles of Association of the Origin Country Network Technology (Shanghai) Co., Ltd. (“Origin Country Network”), the board of directors of Origin Country Network consists of five members, of which one is nominated by our subsidiary Yonghui Yunchuang Technology Co., Ltd. Therefore, the Management of the Group believes that it can exert significant influence over Origin Country Network, making it a joint venture of the Company.

4.	Other affiliated parties

√	Applicable	☐	Not applicable

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Tencent Technology (Shenzhen) Co.Ltd	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Tencent Cloud Computing (Beijing) Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Shenzhen Tencent Computer System Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Songyuan Rongtong Real Estate Development Co., Ltd.	Minority shareholder of the Company’s sub-subsidiary
PARKnSHOP (China) Investment Co., Ltd.	Minority shareholder of the Company’s subsidiary
Beijing Jingdong Century Trade Co., Ltd.	Enterprise holding an 8.11% equity interest in the Company
Beijing Jingbangda Trading Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.39% equity in the Company
Beijing Jingdong Century Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.39% equity in the Company
Jiangsu Jingdong Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.39% equity in the Company
Dada Group Limited	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.39% equity in the Company
Fujian Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Fujian Xuanhui Yongjia Business Operation Management Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Fuzhou Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Sanming Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Fujian Lingyu Jinhua Brand Management Co., Ltd.	Original cooperative enterprise of the Company
Beijing Yonghui Yuanxin Health Technology Co., Ltd.	Original cooperative enterprise of the Company
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Companies in which the Company holds a 15% equity interest
Directors, Supervisors, Chief Financial Officer, and Board Secretary	Key Management Staff
Zhang Xuansong	Natural person holding an 8.72% equity interest in the Company

5.	Affiliated transactions

(1).	Related transactions for purchasing and selling commodities and providing and accepting labor service

Table for goods procurement/labor service acceptance

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Content of related	Amount of	Amount of
Affiliated parties	transaction	current period	last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Commodity purchase	1,469,156,234.15	2,105,500,249.94
Beijing Friendship Messenger Trading Co., Ltd.	Commodity purchase	570,067,475.31	593,897,060.08
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Commodity purchase	742,340,591.77	602,816,315.71
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Commodity purchase	978,919,593.22	1,027,468,818.31
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Commodity purchase		36,607.52
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Commodity purchase	138,408,653.95	46,846,888.78
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Commodity purchase	3,704,000.35	53,239,419.68
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Commodity purchase	6,997.83	19,241,251.01
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Commodity purchase	37,967,841.57	47,647,616.10
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Commodity purchase	7,505,928.23	9,857,019.24

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Content of related	Amount of	Amount of
Affiliated parties	transaction	current period	last period
Fujian Minwei Industrial Co., Ltd. and its subsidiaries	Commodity purchase	153,499.02	441,674.33
Dada Group Limited and its subsidiaries	Labor service acceptance	387,267,398.89	427,634,887.75
Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	Labor service acceptance	149,517,773.68	206,339,930.69
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Labor service acceptance	116,341,117.94	106,055,596.48
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Labor service acceptance	15,844,626.82	53,420,539.84
Tencent Cloud Computing (Beijing) Co., Ltd.	Labor service acceptance	24,649,426.67	24,551,286.93
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Labor service acceptance	145,657.05	5,832,616.83
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Labor service acceptance	17,528,327.10	6,286,109.86
Beijing Jingbangda Trading Co., Ltd. and its subsidiaries	Labor service acceptance		596,261.58
Chengdu Hongqi Chain Co., Ltd.	Labor service acceptance	110,745.21	427,308.47
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Labor service acceptance		476,151.68
Shenzhen Tencent Computer System Co., Ltd.	Labor service acceptance	91,194.94	1,886,792.45
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Labor service acceptance		300.00
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Labor service acceptance	871,899.54	105.66
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Labor service acceptance	1,679,145.84
Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	Labor service acceptance	2,831,979.18
Tencent Cloud Computing (Beijing) Co., Ltd.	Acquisition of fixed assets	5,445,769.70	13,507,804.63
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Acquisition of fixed assets	760,249.90	27,595.46
PARKnSHOP (China) Investment Co., Ltd.	Usage fee for funds	2,303,769.47	2,148,661.82

Table for goods sale/labor service rendering

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Content of related	Amount of	Amount of
Affiliated parties	transaction	current period	last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Sales of goods	62,725,436.88	150,093,850.59
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Sales of goods	512,460.80	55,182,325.71
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Sales of goods	93,060,771.98	52,176,092.90

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Content of related	Amount of	Amount of
Affiliated parties	transaction	current period	last period
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Sales of goods	1,417,301.80	12,710,597.41
Tencent Technology (Shenzhen) Co. Ltd	Sales of goods		495,611.37
Fujian OneBank Limited	Sales of goods		4,969.91
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Provision of labor services	16,936,812.86	21,318,264.78
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Provision of labor services	10,605,632.77	11,277,391.86
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Provision of labor services	218,416.99	5,465,952.11
Fujian OneBank Limited	Provision of labor services	711,976.40	1,504,481.80
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Provision of labor services		405,823.11
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Provision of labor services	4,575.07	36,658.55
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Provision of labor services	10,188.69	152,169.96
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Provision of labor services	58,868.10	58,912.41
Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	Provision of labor services	141,509.44	127,358.49
Beijing Friendship Messenger Trading Co., Ltd.	Provision of labor services	153,845.52
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Provision of labor services	33,122.64	117,924.53
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Provision of labor services		94,339.62
Tencent Technology (Shenzhen) Co. Ltd	Provision of labor services		47,305.54
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Provision of labor services		4,943.09
Fujian OneBank Limited	Interest income	8,512,613.57	14,301,348.84
Fujian Minwei Industrial Co., Ltd.	Interest income	1,693,288.23	3,278,939.00
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Interest income	2,021,552.69	3,144,280.00
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Interest income		6,121,111.00
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Interest income	455,753.42	531,666.05

Affiliated transaction description on purchase and sale of goods, supply and labor service acceptance.

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Related entrusted management/contracting and mandatory management/outsourcing conditions

Table for trustee management and contracting of the Company:

☐	Applicable	√	Not applicable

Description of the condition of affiliated trusteeship/contracting

☐	Applicable	√	Not applicable

List of entrusted management/outsource cases of the Company

☐	Applicable	√	Not applicable

Description on affiliated management/contracting condition

☐	Applicable	√	Not applicable

(3).	Related lease

The Company is the lessor:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Confirmed	Confirmed
		leasing income	leasing income
		in current	in previous
Name of lessee	Type of leased assets	period	period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse leasing	22,796,883.00	21,820,885.81
1233 International Supply Chain Management Co., Ltd.	Commercial land – Fuzhou MIXC	3,394,909.28	4,318,987.78
Fujian Lingyu Jinhua Brand Management Co., Ltd.	Commercial land – Chongqing Xuanhui Real Estate Company	570,629.72	983,749.64
Beijing Yonghui Yuanxin Health Technology Co., Ltd. and its subsidiaries	Commercial land – Guanghua Avenue Store, Wenjiang, Chengdu		230,603.70

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Company as the Leasee:

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Simplified rental fees for		Variable lease payments
		short-term leases and		not included in the
		low-value asset leases		measurement of lease				Interest expense on lease		Increased right-of-use
		(if applicable)		liabilities (if applicable)		Rent paid		liabilities assumed		assets
Name of Lessor	Type of leased assets	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Commercial land – Pucheng Xinghua Store					2,756,399.32	2,689,318.80	1,027,362.46	1,105,949.88

Zhang Xuansong	Commercial land – Daru Shijia Store					5,957,905.36	5,957,905.36	1,119,711.37	1,345,709.01

Zhang Xuansong	Office building – Zuohai Office Building					3,364,197.04	3,368,808.68	35,572.39	35,474.94	3,330,930.47

Fuzhou Xuanhui Property Development Co., Ltd.	Commercial land – Fuzhou Minhou Nantong Branch Store					912,307.04	908,708.28	1,165,508.28	1,153,594.70	–

Sanming Xuanhui Property Development Co., Ltd.	Commercial land – Yongjia Tiandi Store					791,390.47	730,514.28	936,521.42	924,483.60	169,958.64

Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land and office building – Park Store					4,370,322.28	3,250,455.43	1,073,978.16	929,005.04	6,150,237.91	1,722,158.32

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Simplified rental fees for		Variable lease payments
		short-term leases and		not included in the
		low-value asset leases		measurement of lease				Interest expense on lease		Increased right-of-use
		(if applicable)		liabilities (if applicable)		Rent paid		liabilities assumed		assets
Name of Lessor	Type of leased assets	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period	Amount of current period	Amount of last period
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land – Quangang Yongjia Store, Quanzhou					2,198,296.56	1,998,451.32	1,186,629.60	1,227,399.86

Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Beijing Logistics Warehouse	5,174,311.92	5,174,311.92			5,174,311.92	5,174,311.92

Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Anhui Logistics Warehouse	366,972.50				366,972.50

Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Shaanxi Logistics Warehouse		595,369.67				595,369.67

Descriptions of affiliated leases condition

√	Applicable	☐	Not applicable

Since January 1, 2021, the Company has been adopting the new leasing standard. Under the new standard, for non-exempt lease contracts, the Company no longer recognizes lease expenses on the balance sheet. Lease expenses for exempt contracts are recognized using the straight-line method.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Related-party guarantee

The Company as the guarantor

☐	Applicable	√	Not applicable

The Company as the guaranteed party

☐	Applicable	√	Not applicable

Description of affiliated guarantee

☐	Applicable	√	Not applicable

(5).	Fund inter-bank lending for affiliated parties

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Affiliated parties	Lending amount	Starting date	Due date	Explanation
Borrowings
PARKnSHOP (China) Investment Co., Ltd.	46,250,000.00	May 9, 2023	May 8, 2026	Borrowings
Lendings
Fujian Minwei Industrial Co., Ltd.	15,426,841.79	December 31, 2023	December 31, 2024	Factoring funds
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	14,108,990.51	December 14, 2023	December 31, 2024	Factoring funds
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	393,862.51	May 11, 2023	October 31, 2024	Group borrowings

(a)	In the fiscal year 2023, the Group’s subsidiary extended loans to ParknShop (China) Investment Co., Ltd. totaling RMB46,250,000.00, with an interest rate of 4.75% and due on May 8, 2026. The original total loan amount was RMB46,250,000.00, with an interest rate of 4.75% and a start date of May 9, 2019, due on May 8, 2023.

(b)	In the year 2021, Fujian Minwei Industrial Co., Ltd. obtained factoring loans from the Group with a total amount of RMB61,900,000.00, with an annual interest rate of 8.50%, maturing within 2022. In the year 2022, an extension of RMB53,900,000.00 was granted, with an annual interest rate of 8.50%, maturing within 2023. In the year 2023, an extension of RMB15,426,841.79 was granted.

(c)	In the year 2021, Fujian Xingyuan Agricultural and Animal Husbandry Technology Co, Ltd. obtained factoring loans from the Group with a total amount of RMB35,000,000.00, with an annual interest rate of 12.00%, maturing within 2022. In the year 2022, an extension of RMB25,971,389.79 was granted, with an annual interest rate of 12.00%, maturing within 2023. In the year 2023, an extension of RMB14,108,990.51 was granted.

(d)	In the year 2023, Fuzhou Yiyi San Can Bean Products Co., Ltd. and its subsidiary obtained short-term loans from the Group with a total amount of RMB393,862.51 (2022: RMB438,876.40), with an annual interest rate of 4.785%-4.875%, starting the earliest on May 11, 2023, with maturity date the latest on November 27, 2024. The remaining balance is RMB12,167,876.40, which will mature no later than February 24, 2024.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6).	Assets transferring and debt restructuring of affiliated parties

☐	Applicable	√	Not applicable

(7).	Remuneration for key management personnel

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Remuneration for key management personnel	2,331.64	2,364.79

(8).	Other related transactions

☐	Applicable	√	Not applicable

6.	Unsettled items related to receivables, payables, and affiliated parties

(1).	Receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance		Opening balance
Project name	Affiliated parties	Book balance	Bad debt provision	Book balance	Bad debt provision
Account receivable	Dada Group Limited and its subsidiaries	34,181,676.55	341,816.77	59,362,623.65	593,626.24
Account receivable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	898,414.49	8,984.14	764,445.10	7,644.45
Account receivable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	1,443,456.91	14,434.57	1,432,130.81	14,321.31
Account receivable	Jiangsu Jingdong Information Technology Co., Ltd.	284,794.41	2,847.94	284,794.41	2,847.94
Account receivable	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiary	4,964,630.51	49,646.31	4,516,540.92	45,165.41
Account receivable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	6,014,103.25	60,141.03	14,489,642.29	144,896.42
Other receivables	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	13,821,492.25	13,821,492.25	12,944,531.11	12,944,531.11
Other receivables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	100,000.00	1,000.00	200,000.00	2,000.00
Other receivables	Fujian OneBank Limited	866,128.40	8,661.28	389,579.34	3,895.79
Other receivables	Dada Group Limited and its subsidiaries	59,547.55	595.48	110,000.00	1,100.00
Other receivables	Beijing Jingdong Century Trade Co., Ltd.	100,000.00	1,000.00	100,000.00	1,000.00
Other receivables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries			82,500.00	825.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Opening balance
Project name	Affiliated parties	Book balance	Bad debt provision	Book balance	Bad debt provision
Other receivables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries			373.26	3.73
Other receivables	Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	3,969,595.64	39,695.96
Prepaid accounts	Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	3,451,908.28		88,942,276.95
Prepaid accounts	Beijing Friendship Messenger Trading Co., Ltd.	65,514,899.66		24,965,052.97
Prepaid accounts	Beijing JD Century Trading Co., Ltd. and its subsidiaries	14,798,339.15		6,726,802.12
Prepaid accounts	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries			495,345.17
Prepaid accounts	Fujian Lingyu Jinhua Brand Management Co., Ltd.			55,296.26
Prepaid accounts	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	5,527.79		254,734.86
Prepaid accounts	Dada Group Limited and its subsidiaries	785,961.95		115,422.46
Prepaid accounts	Origin Country Network Technology (Shanghai) Co., Ltd.	27,422.02		67,800.10
Prepaid accounts	Shanghai Xuanhui Business Service Technology Co., Ltd.	16,249.99		16,249.99
Prepaid accounts	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	11,066.00		12,032.40
Prepaid accounts	Shenzhen Tencent Computer System Co., Ltd.	854,716.98		2,052,547.17
Factoring receivable	Fujian Minwei Industrial Co., Ltd.	15,426,841.79	4,628,052.54	25,935,974.23	7,780,792.27
Factoring receivable	Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	14,108,990.51	8,465,394.31	24,069,912.36	7,179,682.94

(2).	Accounts payable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Accounts payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	229,634,343.19	158,782,785.61
Accounts payable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	122,803,359.27	150,674,367.43

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Accounts payable	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	125,955.03	3,714,327.94
Accounts payable	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	1,686,624.04	389,777.13
Accounts payable	Dada Group Limited and its subsidiaries	14,294,741.03
Accounts payable	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	2,376.69	2,927,831.08
Accounts payable	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries		3,685,311.72
Accounts payable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	105,692.17	11,753.14
Accounts payable	Fujian Minwei Industrial Co., Ltd. and its subsidiaries	40,586.73	114,477.03
Accounts payable	Origin Country Network Technology (Shanghai) Co., Ltd.	52,775.50	55,305.33
Accounts payable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	221,734.15	3,447.15
Other payables	Dada Group Limited and its subsidiaries	30,723,535.72	52,983,951.82
Other payables	PARKnSHOP (China) Investment Co., Ltd.		46,969,371.21
Other payables	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries		20,144,212.34
Other payables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	29,694,435.19	20,158,019.37
Other payables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	18,188,135.48	25,143,631.86
Other payables	Songyuan Rongtong Real Estate Development Co., Ltd.	1,778,060.52	1,778,060.52
Other payables	Chengdu Hongqi Chain Co., Ltd. and its subsidiaries		200,000.00
Other payables	Tencent Cloud Computing (Beijing) Co., Ltd.		1,204,212.55
Other payables	Zhang Xuansong	1,880,742.05	1,880,742.05

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Other payables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	1,957,896.72	1,369,579.07
Other payables	Beijing JD Century Trading Co., Ltd. and its subsidiaries	360,465.62	81,150.66
Other payables	Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	5,936,687.77
Other payables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	2,453,667.80	1,640,383.21
Contract liabilities	Beijing JD Century Trading Co., Ltd. and its subsidiaries	174,642.44
Contract liabilities	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	2,015.70	2,017.92
Contract liabilities	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	4,199,706.23	4,038,766.18
Contract liabilities	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries		878,866.62
Contract liabilities	Dada Group Limited and its subsidiaries	1,382.66	40,902.40
Contract liabilities	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries		3,965.56
Advance payment	Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries		8,172.80
Advance payment	1233 International Supply Chain Management Co., Ltd. and its subsidiaries		1,103,310.75
Lease liabilities	Fujian Xuanhui Real Estate Development Co., Ltd.	44,738,883.88	57,161,386.37
Lease liabilities	Zhang Xuansong	20,320,479.21	28,202,639.31
Lease liabilities	Fuzhou Xuanhui Property Development Co., Ltd.	24,521,455.20	38,507,138.00
Lease liabilities	Yonghui (Pucheng) Real Estate Development Co., Ltd.	20,511,406.73	27,827,132.10
Lease liabilities	Sanming Xuanhui Property Development Co., Ltd.	19,894,239.44	30,643,982.21
Other non-current liabilities	PARKnSHOP (China) Investment Co., Ltd.	46,931,643.83

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3)   Other items

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Project name	Affiliated parties	Closing book balance	Opening book balance
Cash deposits and balances	Fujian OneBank Limited	300,053,572.33	800,300,903.35

7.	Commitment of affiliated parties

☐	Applicable	√	Not applicable

8.    Others

☐	Applicable	√	Not applicable

XV.	Share-based Payment

1.	Various equity instruments

☐	Applicable	√	Not applicable

Outstanding stock options or other equity instruments at the end of the period

☐	Applicable	√	Not applicable

2.	Condition of equity-settled share-based payment

☐	Applicable	√	Not applicable

3.	Condition of cash-settled share-based payment

☐	Applicable	√	Not applicable

4.	Share-based payment expenses for the current period

☐	Applicable	√	Not applicable

5.	Condition of modification and termination of share-based payment

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

XVI.	Commitments and Contingencies

1.	Major commitments

☐	Applicable	√	Not applicable

External commitments, property and amount on balance sheet date

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	Contingencies

(1).	Important contingencies existed on the balance sheet date

☐	Applicable	√	Not applicable

(2).	The descriptions shall be given to significant contingencies which do not require separate disclosure by the Company:

☐	Applicable	√	Not applicable

3.	Others

☐	Applicable	√	Not applicable

XVII.	Events Occurring after the Balance Sheet Date

1.	Important non-adjusting events

☐	Applicable	√	Not applicable

2.	Profit distributions

☐	Applicable	√	Not applicable

3.	Sales return

☐	Applicable	√	Not applicable

4.	Description of other events occurring after the balance sheet date

☐	Applicable	√	Not applicable

XVIII.	Other Important Matters

1.	Correction of accounting error at earlier stage

(1).	Retrospective restatement

☐	Applicable	√	Not applicable

(2).	Prospective application

☐	Applicable	√	Not applicable

2.	Major debt restructuring

☐	Applicable	√	Not applicable

3.	Assets swap

(1).	Non-monetary assets exchange

☐	Applicable	√	Not applicable

(2).	Other assets replacements

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Pension plan

☐	Applicable	√	Not applicable

5.	Operation termination

☐	Applicable	√	Not applicable

6.	Segment information

(1).	Determination basis and accounting policy of reporting division

☐	Applicable	√	Not applicable

(2).	Financial information of report segments

☐	Applicable	√	Not applicable

(3).	The Company shall explain the reason if there is no report segment or it can not disclose the total assets and total balance in the report segments.

√	Applicable	☐	Not applicable

Excluding the retail business, the Group does not operate any other business that has a significant impact on its operational results. The products sold by the Group have similar characteristics and bear similar risks and returns. Therefore, the Group’s operating activities belong to a single business segment. As the Group operates its business only in one region, with the majority of its revenue and assets located within the territory of China, the Group is not required to disclose segment data.

(4).	Other disclosures

☐	Applicable	√	Not applicable

7.	Other significant transactions and matters having effect on investor’s decision

☐	Applicable	√	Not applicable

8.	Others

☐	Applicable	√	Not applicable

XIX.	Notes to Main Items in the Parent Company’s Financial Statements

1.	Accounts receivable

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance	Opening book balance
Within 1 year	74,112,527.39	75,576,047.68
Sub-total within one year	74,112,527.39	75,576,047.68
1-2 years	265,984.71	894,402.56
2-3 years	728,520.59	250,621.82
Over 3 years	330,998.34	213,526.58
Total	75,438,031.03	76,934,598.64

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Classified disclosure by bad-debt provision method

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion					Proportion
				of bad-debt	Carrying				of bad-debt	Carrying
Category	Amount	Ratio	Amount	provision	value	Amount	Ratio	Amount	provision	value
		%		(%)			%		(%)
Provision made on a collective basis	75,438,031.03	100.00	5,720,723.07	7.58	69,717,307.96	76,934,598.64	100.00	4,196,611.60	5.45	72,737,987.04
Among which:
Portfolio 1
Accounts receivable from sales	73,450,045.37	97.36	5,184,891.32	7.06	68,265,154.05	73,228,760.38	95.18	3,676,899.99	5.02	69,551,860.39
Supplier service fees and rentals	1,056,996.54	1.41	526,521.87	49.81	530,474.67	2,280,236.00	2.97	505,455.59	22.17	1,774,780.41
Portfolio 2
Accounts receivable from affiliated
parties	930,989.12	1.23	9,309.88	1.00	921,679.24	1,425,602.26	1.85	14,256.02	1.00	1,411,346.24
Total	75,438,031.03	/	5,720,723.07	/	69,717,307.96	76,934,598.64	/	4,196,611.60	/	72,737,987.04

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
Name	Account receivable	Bad debt provision	bad-debt provision
			(%)
Within 1 year	73,583,248.32	5,150,827.45	7.00
1-2 years	264,705.51	68,823.43	26.00
2-3 years	328,089.74	160,763.97	49.00
Over 3 years	330,998.34	330,998.34	100.00
Total	74,507,041.91	5,711,413.19

Explanation of the provision for bad debt based on portfolio composition:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
Name	Account receivable	Bad debt provision	bad-debt provision
			(%)
Accounts receivable from affiliated parties	930,989.12	9,309.88	1.00
Total	930,989.12	9,309.88

Explanation of the provision for bad debt based on portfolio composition:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Description of significant changes in the book balance of accounts receivable due to changes in loss provision in the current period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase and decrease of current period
Category	Opening balance	Provision	Provision Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance
Bad-debt provision for accounts receivable	4,196,611.60	1,578,592.26		54,480.79		5,720,723.07
Total	4,196,611.60	1,578,592.26		54,480.79		5,720,723.07

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4).	Receivables actually verified and cancelled in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	54,480.79

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	√	Not applicable

(5).	Accounts receivable and contract assets of the top five ending balances collected by the debtor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Closing balance of accounts receivable	Proportion in the total closing balance of accounts receivable	Closing balance of bad-debt provision
		(%)
Client I	36,445,808.78	48.31	2,551,206.61
Client II	4,655,951.62	6.17	325,916.61
Client III	4,346,578.17	5.76	304,260.47
Client IV	3,627,104.42	4.81	253,897.31
Client V	1,393,447.77	1.85	97,541.34
Total	50,468,890.76	66.90	3,532,822.34

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

2.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Other receivables	10,036,094,493.61	11,153,838,335.49
Total	10,036,094,493.61	11,153,838,335.49

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

☐	Applicable	√	Not applicable

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the carrying balance of interest receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5).	Situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6).	Interest on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued interest write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Dividends receivable

(1).	Dividends receivable

☐	Applicable	√	Not applicable

(2).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the carrying balance of dividends receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5).	Situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

Other notes:

(6).	Dividends on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued dividends write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Aging	Closing book balance	Opening book balance
Within 1 year	9,980,892,464.22	11,101,750,690.94
Sub-total within one year	9,980,892,464.22	11,101,750,690.94
1-2 years	15,184,320.75	10,615,888.36
2-3 years	8,126,621.90	12,335,754.05
Over 3 years	50,151,367.12	46,269,309.38
Total	10,054,354,773.99	11,170,971,642.73

(2).	Classification of other accounts payable according to the nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Nature of payment	Closing book balance	Opening book balance
Various types of deposits and guarantees receivable	58,577,363.02	65,722,463.55
Purchases and store petty cash payments	3,397,659.18	4,644,790.40
Receivables from affiliated parties	17,958,742.01	13,377,404.37
Other receivables	8,004,724.09	6,105,429.08
Intra-group receivables	9,966,416,285.69	11,081,121,555.33
Total	10,054,354,773.99	11,170,971,642.73

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
Bad debt provision	Expected credit loss over the next 12 months	Expected credit loss within the whole duration (no credit impairment occurred)	Expected credit loss within the whole duration (credit impairment incurred)	Total
Balance as of January 1, 2023	817,018.41	577,443.13	15,738,845.70	17,133,307.24
The balance as of January 1, 2023 is in the current period
– Transferred to Phase II	-321,997.58	321,997.58
– Transferred to Phase III		-19,022.32	19,022.32
– Reversed to Phase II
– Reversed to Phase I
Provision of the current period	362,132.50		3,190,633.48	3,552,765.98
Provision reversed in current period	112,602.10	412,283.20	1,885,253.21	2,410,138.51
Charge-off of the current period
Write-off of the current period			15,654.33	15,654.33
Other changes Balance as of December 31, 2023	744,551.23	468,135.19	17,047,593.96	18,260,280.38

Basis for stage classification and bad debt provision ratio

(1)	The Company handles other receivables using the general model for expected credit losses. On each balance sheet date, the credit risk of these receivables is assessed and categorized into three stages to calculate the expected credit losses.

The Company respectively measures the expected credit losses of financial instruments in different stages. If the credit risk of a financial instrument has not increased significantly since initial recognition, in the first stage, the Company measures the loss provision based on the expected credit loss within the next 12 months; if the credit risk of a financial instrument has increased significantly after initial recognition but no credit reduction has occurred, in the second stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument; if the financial instrument has suffered credit impairment since initial recognition, in the third stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument.

(2)	The Company divides other receivables into payment nature and aging portfolio based on credit risk characteristics and calculates expected credit losses based on the portfolio. For other receivables classified into portfolios, the Company calculates expected credit losses based on default risk exposure and expected credit loss rates within the next 12 months or the entire duration.

(3)	Provision for significant bad debt risk on other receivables with large amounts and significant impact on profitability. Provision for bad debt is recognized based on the expected credit loss throughout the entire remaining period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

(4).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Increase and decrease of current period
Category	Opening balance	Provision	Provision Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance
Bad-debt provision for other receivables	17,133,307.24	3,552,765.98	2,410,138.51	15,654.33		18,260,280.38
Total	17,133,307.24	3,552,765.98	2,410,138.51	15,654.33		18,260,280.38

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

(5).	Other receivables actually verified and cancelled of current year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Write-off
Items	amount
Other receivables actually written off	15,654.33

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6).	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Closing balance	Proportion in total closing balance of other receivables	Nature of receivable	Aging	Closing balance of bad-debt provision
		(%)
No. 1	1,250,472,354.00	12.44	Intra-group receivables.	Within 1 year
No. 2	1,125,645,870.32	11.20	Intra-group receivables.	Within 1 year
No. 3	1,048,752,084.91	10.43	Intra-group receivables.	Within 1 year
No. 4	839,965,511.75	8.35	Intra-group receivables.	Within 1 year
No. 5	811,354,466.82	8.07	Intra-group receivables.	Within 1 year
Total	5,076,190,287.80	50.49	/	/

(7).	Reported under other receivables due to centralized cash management

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

3.	Long-term equity investment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Book balance	Closing balance Impairment provision	Carrying value	Book balance	Opening balance Impairment provision	Carrying value
Investment in subsidiaries	8,674,607,680.11		8,674,607,680.11	8,533,363,770.99		8,533,363,770.99
Investment in cooperative enterprises and joint ventures	3,653,918,821.42	757,903,054.21	2,896,015,767.21	3,561,969,941.27	356,747,029.69	3,205,222,911.58
Total	12,328,526,501.53	757,903,054.21	11,570,623,447.32	12,095,333,712.26	356,747,029.69	11,738,586,682.57

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(1).	Investment in subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

					Depreciation
					provision	Closing balance
	Opening	Increase in the	Decrease in the		accrued in	of provision for
Investee	balance	current period	current period	Closing balance	current period	impairment
Fujian Yonghui Superstores Co., Ltd.	800,000,000.00			800,000,000.00
Chongqing Yonghui Superstores Co., Ltd.	714,400,000.00			714,400,000.00
Beijing Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Liaoning Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Sichuan Yonghui Store Co., Ltd.	1,000,000,000.00			1,000,000,000.00
Jilin Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Shanghai Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Anhui Yonghui Superstores Co., Ltd.	285,080,000.00			285,080,000.00
Fujian Yonghui Logistics Co., Ltd.	285,000,000.00			285,000,000.00
Guangdong PARK&YH Superstores Co., Ltd.	370,000,000.00			370,000,000.00
Guizhou Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Hebei Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Jiangsu Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Zhejiang Yonghui Superstores Co., Ltd.	120,000,000.00			120,000,000.00
Chengdu Yonghui Business Development Co., Ltd.	104,000,000.00			104,000,000.00
Yonghui Logistics Co., Ltd.	90,000,000.00			90,000,000.00
Fuzhou Minhou Yonghui Superstores Co., Ltd.	89,521,504.19			89,521,504.19
Henan Yonghui Superstores Co., Ltd.	80,860,000.00			80,860,000.00
Shanghai Dongzhan International Trade Co., Ltd.	59,210,296.00			59,210,296.00
Hubei Yonghui Zhongbai Superstores Co., Ltd.	55,000,000.00			55,000,000.00
Fujian Strait Food Development Co., Ltd.	53,000,000.00			53,000,000.00
Fujian Minhou Yonghui Commercial Co., Ltd.	50,000,000.00			50,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

					Depreciation
					provision	Closing balance
	Opening	Increase in the	Decrease in the		accrued in	of provision for
Investee	balance	current period	current period	Closing balance	current period	impairment
Anhui Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Shandong Yonghui Superstores Co., Ltd.	50,000,000.00			50,000,000.00
Xiamen Yonghui Minsheng Superstores Co., Ltd.	41,670,000.00			41,670,000.00
Hunan Yonghui Superstores Co., Ltd.	40,000,000.00			40,000,000.00
Fujian Yonghui Commercial Co., Ltd.	37,398,045.18			37,398,045.18
Jiangsu Yonghui Business Management Co., Ltd.	30,000,000.00			30,000,000.00
Fujian Yonghui Culture Media Co., Ltd.	28,256,090.88		28,256,090.88	0.00
Fuping Yonghui Modern Agricultural Development Co., Ltd.	31,010,000.00			31,010,000.00
Yonghui Holdings Co., Ltd.	25,277,999.95			25,277,999.95
Ningbo Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guangxi Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Xiamen Yonghui Commercial Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yonghui Modern Agriculture Development Co., Ltd.	10,000,000.00			10,000,000.00
Jiangxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shaanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Heilongjiang Yonghui Superstores Co., Ltd.	10,000,000.00	90,000,000.00		100,000,000.00
Xiangxin Investment Fund Management Co., Ltd.	11,500,000.00		11,500,000.00	0.00
Yunnan Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Ningxia Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Chongqing Boyuan Xunke Technology Co., Ltd.	10,000,000.00			10,000,000.00

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

					Depreciation
					provision	Closing balance
	Opening	Increase in the	Decrease in the		accrued in	of provision for
Investee	balance	current period	current period	Closing balance	current period	impairment
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	9,000,000.00		9,000,000.00	0.00
Fujian Yongjin Trading Co., Ltd.	4,900,000.00			4,900,000.00
Fuping Yunshang Supply Chain Management Co., Ltd.	200,000,000.00			200,000,000.00
Guizhou Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunjin Technology Co., Ltd.	500,000,000.00			500,000,000.00
Xizang Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guansu Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Qinghai Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Beijing Yonghui Technology Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yuntong Supply Chain Co., Ltd.	100,000,000.00			100,000,000.00
Fujian Yongyuehui Business Management Co., Ltd.	100,000,000.00			100,000,000.00
East China Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunchuang Technology Co., Ltd.	338,279,834.79			338,279,834.79
Sichuan Huipeng E-commerce Co., Ltd.		100,000,000.00		100,000,000.00
Total	8,533,363,770.99	190,000,000.00	48,756,090.88	8,674,607,680.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Investment in cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase/decrease in the current period
				Investment
				profit and loss	Other
				recognized with	comprehensive		Distribution of	Provision of			Closing balance
	Opening	Increased	Decreased	the equity	income	Other equity	cash dividends	impairment			of provision for
Investment unit	balance	investment	investment	method	adjustments	changes	or profits	losses	Others	Closing balance	impairment
I. Cooperative enterprises Yonghui Fresh Food Development Co., Ltd.	48,619,418.14			-23,767,144.07		23,202,621.79				48,054,895.86
Subtotal	48,619,418.14			-23,767,144.07		23,202,621.79				48,054,895.86
II. Joint ventures Chengdu Hongqi Chain Co., Ltd.	2,046,627,590.92			117,834,480.06			-126,235,200.00	-358,226,870.98		1,680,000,000.00	358,226,870.98
Fujian OneBank Limited	611,919,130.46	55,200,000.00		21,893,148.88	4,617,660.61					693,629,939.95
Xiangcun Gaokao Agricultural Co., Ltd.	53,000,000.00			-10,070,846.46				-42,929,153.54			399,676,183.23
1233 International Supply Chain Management Co., Ltd.	190,957,444.93			4,904,640.31						195,862,085.24
Fujian Minwei Industrial Co., Ltd.	106,574,742.72			11,855,409.21						118,430,151.93

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Increase/decrease in the current period
				Investment
				profit and loss	Other
				recognized with	comprehensive		Distribution of	Provision of			Closing balance
	Opening	Increased	Decreased	the equity	income	Other equity	cash dividends	impairment			of provision for
Investment unit	balance	investment	investment	method	adjustments	changes	or profits	losses	Others	Closing balance	impairment
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	54,489,052.80			-14,975,941.64						39,513,111.16
Beijing Friendship Messenger Trading Co., Ltd.	61,883,573.36			36,725,645.58			-30,300,000.00			68,309,218.94
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	31,151,958.25	10,994,112.01		13,070,293.87			-3,000,000.00			52,216,364.13
Subtotal	3,156,603,493.44	66,194,112.01		181,236,829.81	4,617,660.61		-159,535,200.00	-401,156,024.52		2,847,960,871.35	757,903,054.21
Total	3,205,222,911.58	66,194,112.01		157,469,685.74	4,617,660.61	23,202,621.79	-159,535,200.00	-401,156,024.52		2,896,015,767.21	757,903,054.21

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Impairment testing of long-term equity investments

√	Applicable	☐	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Carrying value	Recoverable amounts	Impairment amount	Forecast period	Key parameters of forecast period	Key parameters of the stable period	Basis for determining key parameters of the stable period
Hongqi Chain	2,038,226,870.98	1,680,000,000.00	358,226,870.98	5 years	Revenue growth rate, discount rate	Revenue growth rate, discount rate	The stable period growth rate is consistent with the forecast data in authoritative industry reports, and the discount rate is the pre-tax discount rate reflecting specific risks of the assets
Total	2,038,226,870.98	1,680,000,000.00	358,226,870.98	/	/	/	/

In 2023, the Group’s long-term equity investment in Hongqi Chain showed signs of impairment. The Group conducted impairment testing on this long-term equity investment. Since the recoverable amount determined by the present value of expected future cash flows is lower than the carrying amount of this long-term equity investment, a provision for long-term equity investment impairment needs to be recognized for the current year.

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

4.	Operating revenues and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	6,893,649,809.87	6,056,223,090.90	7,611,241,236.24	6,968,231,428.63
Other business	553,381,418.68	13,974,197.91	599,683,767.74	11,908,124.52
Total	7,447,031,228.55	6,070,197,288.81	8,210,925,003.98	6,980,139,553.15

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Breakdown of operating revenue and operating cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	The Company		Total
Contract classification	Operating revenue	Operating costs	Operating revenue	Operating costs
Product type Fresh and processed products	4,877,202,367.38	4,423,584,643.71	4,877,202,367.38	4,423,584,643.71
Food supplies	2,016,447,442.49	1,632,638,447.19	2,016,447,442.49	1,632,638,447.19
Others	500,803,916.28	4,999,291.91	500,803,916.28	4,999,291.91
Lease income	52,577,502.40	8,974,906.00	52,577,502.40	8,974,906.00
Classification by time of transfer of goods Transfer at a certain time point	6,901,168,911.69	6,056,223,090.90	6,901,168,911.69	6,056,223,090.90
Transfer within a certain period of time	493,284,814.46	4,999,291.91	493,284,814.46	4,999,291.91
Lease income	52,577,502.40	8,974,906.00	52,577,502.40	8,974,906.00
Total	7,447,031,228.55	6,070,197,288.81	7,447,031,228.55	6,070,197,288.81

Other disclosures

☐	Applicable	√	Not applicable

(3).	Description of performance obligations

☐	Applicable	√	Not applicable

(4).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

(5). Major contract changes or significant adjustment of transaction prices

☐	Applicable	√	Not applicable

Other notes:

None

5.	Investment income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Long-term equity investment income measured with cost method	489,977,700.60	370,500,000.00
Long-term equity investment income measured with equity method	157,469,685.74	4,843,630.72
Investment income for disposing long-term equity investment production	20,206,892.60	-1,716,557.39
Investment income of holding trading financial assets	28,825,935.82	-45,127,381.37
Total	696,480,214.76	328,499,691.96

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

6.	Others

☐	Applicable	√	Not applicable

XX.	Supplementary Information

1.	Detailed statement of current non-recurring profit and loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount	Explanation
Non-current assets disposal profit and loss, including the charge against of the impairment preparation	257,691,712.48
Governmental subsidies recognized in the current profits and losses except those that are closely related to the Company’s normal operation, comply with national policies, are entitled under established criteria, and have a continuous impact on the Company’s profit and loss	185,516,402.55
Gain or loss from the fair value changes of financial assets and financial liabilities held by non-financial enterprises, and from the disposal of financial assets and financial liabilities, excluding effective hedging transactions related to the Company’s normal operation	209,860,322.48
Other non-operating income and expenditures except the items above	45,182,795.55
Other profit and loss items conforming to the definition of non-recurring profit and loss	44,450,016.83
Less: income tax impact amount	84,217,265.45
Impact amount of minority shareholders’ equity (after-tax)	11,353,799.99
Total	647,130,184.45

If items not listed in the “Interpretative Announcement on Non-recurring Gains and Losses for Companies Disclosing Securities Publicly No. 1 – Non-recurring Gains and Losses” are recognized as non-recurring gains and losses which are significant in amount, or if non-recurring gains and losses listed in the “Interpretative Announcement on Non-recurring Gains and Losses for Companies Disclosing Securities Publicly No. 1 – Non-recurring Gains and Losses” are defined as recurring gains and losses, the reasons shall be explained.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	Returns on equity and earnings per share

√	Applicable	☐	Not applicable

	Weighted
	average
	return on	Earnings per share
Profits during the reporting period	equity	Basic EPS	Diluted EPS
	(%)
Net profits attributable to the Company’s ordinary shareholders	-20.09	-0.15	-0.15
Net profits attributable to the Company’s ordinary shareholders after the deduction of the non-recurring profits and losses	-29.87	-0.22	-0.22

3.	Accounting data difference arising from foreign and domestic accounting standards

☐	Applicable	√	Not applicable

4.	Others

☐	Applicable	√	Not applicable

Chairman: Zhang Xuansong
Approved by the Board of Directors and submitted on April 25, 2024

Revision Information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	For the six months ended June 30, 2024

Section X Financial Reports

I.	Audit Report

☐	Applicable	√	Not applicable

II.	Financial Statements

Consolidated Balance Sheet

June 30, 2024

Prepared by: Yonghui Superstores Co., Ltd.

			Unit: Yuan Currency: RMB

Items	Notes	June 30, 2024	December 31, 2023
Current assets:
Monetary funds		5,060,367,277.43	5,839,069,618.08
Loans and advances (short-term)			537,340,391.79
Trading financial assets		2,709,808,027.29	735,971,777.07
Notes receivable
Factoring receivable			68,688,964.38
Account receivable		340,365,769.57	421,742,480.93
Receivables financing
Advance payments		1,033,704,230.05	1,185,220,271.68
Other receivables		499,763,124.04	563,971,664.48
Including: interests receivable			941,391.67
Dividends receivable
Inventories		5,700,299,097.82	8,268,982,538.27
Assets held for sale
Non-current assets due within one year		39,294,201.28	49,380,092.40
Other current assets		1,261,168,881.04	1,365,370,529.47
Total current assets		16,644,770,608.52	19,035,738,328.55
Non-current assets:
Loans and advances			20,568,200.17
Debt investment
Other creditor investments
Long-term receivables		246,002,092.19	227,393,410.57
Long-term equity investment		3,483,319,623.26	3,231,665,078.02
Investment in other equity instruments
Other non-current financial assets		3,302,565,585.85	3,651,480,119.24
Investment properties		294,720,219.41	300,148,229.00
Fixed assets		3,625,260,512.73	3,842,169,544.96
Construction in progress		219,563,980.39	240,333,156.71
Productive biological assets		11,773,119.37	12,091,311.79
Right-of-use assets		15,697,679,162.43	17,033,171,909.36
Intangible assets		889,202,658.50	1,037,948,337.18
Development expenses
Goodwill		3,661,378.25	3,661,378.25
Long-term deferred expenses		2,072,673,004.53	2,302,495,702.63
Deferred tax asset		1,034,169,951.76	1,113,173,093.71
Other non-current assets
Total non-current assets		30,880,591,288.67	33,016,299,471.59
Total assets		47,525,361,897.19	52,052,037,800.14

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	June 30, 2024	December 31, 2023
Current liabilities:
Short-term loans		4,400,540,277.78	5,130,220,089.04
Trading financial liabilities
Notes payable
Accounts payable		7,572,133,519.53	9,816,260,354.84
Accounts collected in advance		276,593,321.13	106,067,963.44
Contract liabilities		4,740,724,785.72	4,850,841,586.20
Payroll payable		560,911,478.01	602,858,043.72
Taxes payable		293,332,963.57	245,448,868.97
Other payables		1,459,013,244.36	1,725,134,598.87
Including: interests payable
Dividends payable
Non-current liabilities due within one year		2,194,490,015.37	1,792,351,864.19
Other current liabilities		442,244,527.06	457,882,012.38
Total current liabilities		21,939,984,132.53	24,727,065,381.65
Non-current liabilities:
Provision for insurance contracts
Long-term borrowings			349,889,789.58
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		19,211,152,552.49	20,781,462,184.01
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		23,539,437.34	37,797,080.80
Deferred income		92,756,226.30	99,470,899.92
Deferred tax liabilities		58,863,108.65	74,683,702.79
Other non-current liabilities		46,977,316.08	46,931,643.83
Total non-current liabilities		19,433,288,640.86	21,390,235,300.93
Total liabilities		41,373,272,773.39	46,117,300,682.58
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,247,701,109.72	4,315,325,163.65
Less: Treasury shares		488,768,297.30	488,768,297.30
Other comprehensive income		11,698,153.58	5,073,713.42
Special reserves
Surplus reserves		1,134,683,347.18	1,132,840,649.96
General risk reserves
Undistributed profits		-7,826,965,531.23	-8,100,437,582.18
Total Equity (or shareholders’ equity) attributable to parent company		6,153,385,774.95	5,939,070,640.55
Minority interests		-1,296,651.15	-4,333,522.99
Total equity (or shareholders’ equity)		6,152,089,123.80	5,934,737,117.56
Total liabilities and owners’ (or shareholders’) equity		47,525,361,897.19	52,052,037,800.14

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Balance Sheet of the Parent Company

June 30, 2024

Prepared by: Yonghui Superstores Co., Ltd.

			Unit: Yuan Currency: RMB

Items	Notes	June 30, 2024	December 31, 2023
Current assets:
Monetary funds		2,604,069,259.62	4,092,150,003.46
Trading financial assets		1,806,564,985.47
Notes receivable
Account receivable		25,971,348.22	69,717,307.96
Receivables financing
Advance payments		77,787,516.44	49,071,202.87
Other receivables		9,918,509,928.96	10,036,094,493.61
Including: interests receivable
Dividends receivable
Inventories		192,653,030.65	328,866,754.44
Assets held for sale
Non-current assets due within one year		330,109.61
Other current assets		57,810,809.81	49,920,265.13
Total current assets		14,683,696,988.78	14,625,820,027.47
Non-current assets:
Debt investment
Other creditor investments
Long-term receivables		1,082,007.36	2,642,385.68
Long-term equity investment		11,331,058,652.83	11,570,623,447.32
Investment in other equity instruments
Other non-current financial assets		3,302,565,585.85	3,651,480,119.24
Investment properties
Fixed assets		310,745,340.96	324,426,598.97
Construction in progress		3,644,578.30	3,237,965.73
Productive biological assets
Right-of-use assets		618,410,784.52	631,471,105.03
Intangible assets		102,542,855.38	137,208,365.14
Development expenses
Goodwill
Long-term deferred expenses		42,415,140.51	51,082,303.52
Deferred tax asset		21,243,664.95	14,687,600.10
Other non-current assets
Total non-current assets		15,733,708,610.66	16,386,859,890.73
Total assets		30,417,405,599.44	31,012,679,918.20
Current liabilities:
Short-term loans		850,540,277.78	1,901,562,910.56
Trading financial liabilities
Notes payable		2,750,000,000.00	2,350,000,000.00
Accounts payable		407,399,675.54	283,173,469.95
Accounts collected in advance		201,988,826.33	3,775,967.04
Contract liabilities		1,149,639,230.76	837,046,681.71
Payroll payable		67,824,085.23	62,935,418.83
Taxes payable		50,265,372.42	36,463,845.96
Other payables		6,759,514,856.76	7,607,743,154.26
Including: interests payable
Dividends payable
Non-current liabilities due within one year		456,987,570.37	108,725,795.87
Other current liabilities		106,603,774.91	78,767,719.45
Total current liabilities		12,800,763,670.10	13,270,194,963.63

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	June 30, 2024	December 31, 2023
Non-current liabilities:
Long-term borrowings			349,889,789.58
Bonds payable
Including: preferred stock
Perpetual bonds
Lease liabilities		630,657,327.50	647,779,325.30
Long-term accounts payable
Long-term payroll payable
Estimated liabilities		2,383,510.52	2,383,510.52
Deferred income		1,333,333.50	2,133,333.48
Deferred tax liabilities
Other non-current liabilities
Total non-current liabilities		634,374,171.52	1,002,185,958.88
Total liabilities		13,435,137,841.62	14,272,380,922.51
Equity (or shareholders’ equity):
Paid-in capital (or capital stock)		9,075,036,993.00	9,075,036,993.00
Other equity instruments
Including: preferred stock
Perpetual bonds
Capital reserves		4,173,624,245.73	4,173,624,245.73
Less: Treasury shares		488,768,297.30	488,768,297.30
Other comprehensive income		11,949,375.45	5,403,581.79
Special reserves
Surplus reserves		1,134,683,347.18	1,132,840,649.96
Undistributed profits		3,075,742,093.76	2,842,161,822.51
Total equity (or shareholders’ equity)		16,982,267,757.82	16,740,298,995.69
Total liabilities and owners’ (or shareholders’) equity		30,417,405,599.44	31,012,679,918.20

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Income Statement

January to June 2024

		Unit: Yuan Currency: RMB

Items	Notes	2024 semi-annual	2023 semi-annual
I. Total operating income		37,779,186,915.06	42,027,399,571.78
Including: operating income		37,779,186,915.06	42,027,399,571.78
II. Total operating cost		37,901,260,794.72	41,970,966,349.12
Including: operating cost		29,628,245,252.09	32,786,165,503.87
Taxes and surcharges		107,633,833.93	100,371,502.10
Selling expenses		6,513,523,191.26	7,264,482,947.30
Administrative expenses		888,283,638.63	945,434,502.57
Research and development expenses		133,685,051.80	207,361,419.05
Financial expenses		629,889,827.01	667,150,474.23
Including: interest expenses		606,283,991.18	664,816,098.55
Interest income		55,067,138.02	80,001,194.06
Plus: other income		49,296,614.54	76,204,238.58
Investment income (loss is indicated by “-”)		275,981,109.67	121,781,506.96
Including: share of profits of joint ventures and cooperative enterprise		83,807,009.41	57,662,606.55
Income from fair value variation (loss filled with “-”)		-183,828,045.27	-21,006,851.52
Credit impairment losses (loss is indicated by “-”)		15,003,996.73	-18,698,565.71
Assets impairment losses (loss is indicated by “-”)
Gains from disposal of assets (loss is indicated by “-”)		223,869,211.88	173,172,404.39
III. Operating profits (loss is indicated by “-”)		258,249,007.89	387,885,955.36
Plus: non-operating income		85,931,744.70	131,565,164.65
Less: Non-operating expenses		20,397,098.53	17,465,082.22
IV. Total profit (total loss is indicated by “-”)		323,783,654.06	501,986,037.79
Less: income tax expense		112,956,087.98	179,642,343.20
V. Net profit (net loss is indicated by “-”)		210,827,566.08	322,343,694.59
(I) Classified by business continuity
1. Going-concern net profits (net losses listed with a “-”)		210,827,566.08	322,343,694.59
2. Discontinuing operation net profits (net losses listed with a “-”)
(II) Classified by ownership
1. Net profits assigned to shareholders in the parent company (net losses listed with a “-”)		275,314,748.17	373,773,322.41
2. Minority interest incomes (net losses listed with a “-”)		-64,487,182.09	-51,429,627.82

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	2024 semi-annual	2023 semi-annual
VI. After-tax Net Amount of Other Comprehensive Income		6,624,440.16	6,042,238.40
(I) Net amount of other comprehensive income after tax attributable to the owners of the parent company		6,624,440.16	6,042,238.40
1. Other comprehensive income that cannot be reclassified into profit and loss			3,789,977.56
(1) Changes caused by re-measurement and re-definition of benefit plan
(2) Other comprehensive income that cannot be converted into profits or losses under the equity method			3,789,977.56
(3) Fair value changes of other equity instrument investment
(4) Fair value changes of enterprise own credit risk
2. Other comprehensive income to be re-classified into profit and loss		6,624,440.16	2,252,260.84
(1) Other comprehensive income that can be converted into losses and profits under the equity method		6,545,793.66	2,237,664.25
(2) Fair value changes of other creditor investments
(3) Amount of financial assets re- classified and included in other comprehensive income
(4) Provision for credit depreciation of other creditor investments
(5) Cash flow hedging reserves
(6) Balance arising from the translation of foreign currency financial statements		78,646.50	14,596.59
(7) Others
(II) After-tax net amount of other comprehensive income attributable to minority shareholders
VII. Total comprehensive income		217,452,006.24	328,385,932.99
(I) Total comprehensive income attributable to the owners of the Parent Company		281,939,188.33	379,815,560.81
(II) Total comprehensive income attributable to minority shareholders		-64,487,182.09	-51,429,627.82
VIII. Earnings per share:
(I) Basic EPS (RMB/share)		0.03	0.04
(II) Diluted EPS (RMB/share)		0.03	0.04

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Income Statement of the Parent Company

January to June 2024

	Unit: Yuan Currency: RMB

Items	Notes	2024 semi-annual	2023 semi-annual
I. Operation Revenue		3,233,522,199.44	3,708,367,118.66
Less: operating cost		2,612,613,808.48	3,166,111,617.26
Taxes and surcharges		11,544,096.40	6,894,202.79
Selling expenses		426,414,404.52	416,083,904.88
Administrative expenses		216,988,328.66	170,090,135.93
Research and development expenses		24,618,876.58	29,031,653.04
Financial expenses		18,581,910.17	22,137,246.84
Including: interest expenses		60,601,673.96	68,929,475.40
Interest income		51,276,835.65	55,939,621.13
Plus: other income		1,319,455.22	893,999.98
Investment income (loss is indicated by “-”)		275,874,679.10	58,152,270.86
Including: share of profits of joint ventures and cooperative enterprise		99,793,038.64	57,922,149.43
Income from fair value variation (loss is indicated by “-”)		6,564,985.47	225,225.22
Credit impairment losses (loss is indicated by “-”)		2,661,170.41	-5,410,255.94
Assets impairment losses (loss is indicated by “-”)
Gains from disposal of assets (loss is indicated by “-”)		2,199,466.49	2,618,752.02
II. Operating profit (loss is indicated by “-”)		211,380,531.32	-45,501,649.94
Plus: non-operating income		2,220,813.66	8,697,092.70
Less: Non-operating expenses		474,999.45	279,270.78
III. Total profit (total loss is indicated by “-”)		213,126,345.53	-37,083,828.02
Less: income tax expense		-3,869,650.78	-32,731,781.73
IV. Net profit (net loss is indicated by “-”)		216,995,996.31	-4,352,046.29
(I) Net profit from continuous operation (net loss is indicated by “-”)		216,995,996.31	-4,352,046.29
(II) Net profit from discontinued operation (net loss is indicated by “-”)
V. After-tax net amount of other comprehensive income		6,545,793.66	6,027,641.81
(I) Other comprehensive income that will not be reclassified to profit or loss			3,789,977.56
1. Changes caused by re-measurement of defined benefit plan
2. Other comprehensive income using the equity method that will not be reclassified to profit or loss			3,789,977.56
3. Changes in fair value of other equity instrument investments
4. Changes in fair value of enterprise’s own credit risk

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	2024 semi-annual	2023 semi-annual
(II) Other comprehensive income to be reclassified to profit or loss		6,545,793.66	2,237,664.25
1. Other comprehensive income that can be reclassified to profit or loss in equity method		6,545,793.66	2,237,664.25
2. Changes in fair value of other creditor investments
3. Amount of financial assets re- classified and included in other comprehensive income
4. Provision for credit impairment of other creditor investments
5. Cash flow hedging reserve
6. Balance arising from the translation of foreign currency financial statements
7. Others
VI. Total comprehensive income		223,541,789.97	1,675,595.52
VII. Earnings per share (EPS):
(I) Basic EPS (RMB/share)
(II) Diluted EPS (RMB/share)

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Cash Flow Statement

January to June 2024

	Unit: Yuan Currency: RMB

Items	Notes	2024 semi-annual	2023 semi-annual
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		41,267,093,336.00	45,699,697,060.61
Other cash received relating to operating activities		775,905,274.89	1,097,177,159.33
Subtotal of cash inflows from operating activities		42,042,998,610.89	46,796,874,219.94
Cash paid for purchasing goods and receiving services		32,080,553,250.86	35,645,684,886.16
Cash paid to and on behalf of employees		3,650,334,355.95	4,122,277,297.77
Cash paid for taxes		586,921,013.79	515,702,694.51
Other cash paid relating to operating activities		2,785,384,118.41	3,926,024,216.66
Subtotal of cash outflows from operating activities		39,103,192,739.01	44,209,689,095.10
Net cash flow from operating activities		2,939,805,871.88	2,587,185,124.84
II. Cash flow from investment activities:
Cash received from disposal of investments		592,415,179.14	117,983,558.39
Cash received from investment income		39,414,400.00	129,235,200.00
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		11,010,168.22	364,987.80
Net cash received from the disposal of subsidiaries and other business entities		22,050,815.89
Other cash received relating to investment activities		868,041,696.19	1,039,061,801.38
Subtotal of cash inflows from investment activities		1,532,932,259.44	1,286,645,547.57
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		255,739,326.16	335,772,028.32
Cash paid for investment			11,200,000.00
Net cash paid for the disposal of subsidiaries and other business entities
Net cash paid for the acquisition of subsidiaries and other business entities Other cash paid relating to investment activities		2,880,000,000.00	600,000,000.00
Subtotal of cash outflows from investment activities		3,135,739,326.16	946,972,028.32
Net cash flow from investment activities		-1,602,807,066.72	339,673,519.25

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	2024 semi-annual	2023 semi-annual
III. Cash flow from financing activities:
Cash received from investors Including: cash received by subsidiaries from absorbing minority shareholder’s investment
Cash received from borrowings		1,600,000,000.00	1,150,000,000.00
Other cash received relating to financing activities		39,661,515.99	40,032,392.75
Subtotal of cash inflows from financing activities		1,639,661,515.99	1,190,032,392.75
Cash paid for debt repayment		2,350,000,000.00	5,099,100,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		61,377,165.29	92,975,106.22
Including: dividend and profit paid by subsidiaries to minority shareholders
Other cash paid relating to financing activities		1,375,982,145.08	1,536,974,832.67
Subtotal of cash outflows from financing activities		3,787,359,310.37	6,729,049,938.89
Net cash flow from financing activities		-2,147,697,794.38	-5,539,017,546.14
IV. Effect of exchange rate changes on cash and cash equivalents		-890.14	1,088,894.12
V. Net increase in cash and cash equivalents		-810,699,879.36	-2,611,070,007.93
Plus: opening balance of cash and cash equivalents		5,696,636,200.67	7,443,008,300.63
VI. Closing balance of cash and cash equivalents		4,885,936,321.31	4,831,938,292.70

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Cash Flow Statement of the Parent Company

January to June 2024

Unit: Yuan Currency: RMB

Items	Notes	2024 semi-annual	2023 semi-annual
I. Cash flow from operating activities:
Cash received from selling goods and rendering services		3,851,063,058.36	3,999,156,676.96
Tax refunds received
Other cash received relating to operating activities		59,746,573.05	1,981,954,053.31
Subtotal of cash inflows from operating activities		3,910,809,631.41	5,981,110,730.27
Cash paid for purchasing goods and receiving services		2,173,295,916.66	4,962,757,416.40
Cash paid to and on behalf of employees		341,367,288.99	283,228,433.45
Cash paid for taxes		55,027,908.27	16,116,993.39
Other cash paid relating to operating activities		1,347,784,224.08	269,434,288.45
Subtotal of cash outflows from operating activities		3,917,475,338.00	5,531,537,131.69
Net cash flow from operating activities		-6,665,706.59	449,573,598.58
II. Cash flow from investment activities:
Cash received from disposal of investments		590,970,179.14	95,000,000.00
Cash received from investment income		124,528,458.47	129,235,200.00
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		243,516.07	104,704.28
Net cash received from the disposal of subsidiaries and other business entities		377,762,864.53
Other cash received relating to investment activities		50,099,209.99	254,210,732.47
Subtotal of cash inflows from investment activities		1,143,604,228.20	478,550,636.75
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets		11,946,091.67	29,849,022.41
Cash paid for investment			111,200,000.00
Net cash paid for the acquisition of subsidiaries and other business entities
Other cash paid relating to investment activities		1,850,000,000.00
Subtotal of cash outflows from investment activities		1,861,946,091.67	141,049,022.41
Net cash flow from investment activities		-718,341,863.47	337,501,614.34

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Notes	2024 semi-annual	2023 semi-annual
III. Cash flow from financing activities:
Cash received from investors
Cash received from borrowings		1,200,000,000.00	1,150,000,000.00
Other cash received relating to financing activities		2,231,038.39	4,479,881.86
Subtotal of cash inflows from financing activities		1,202,231,038.39	1,154,479,881.86
Cash paid for debt repayment		1,850,000,000.00	2,159,100,000.00
Cash paid for distribution of dividends and profits, or cash payment for interests		43,850,467.16	60,807,427.20
Other cash paid relating to financing activities		75,812,371.88	434,873,937.93
Subtotal of cash outflows from financing activities		1,969,662,839.04	2,654,781,365.13
Net cash flow from financing activities		-767,431,800.65	-1,500,301,483.27
IV. Effect of exchange rate changes on cash and cash equivalents
V. Net increase in cash and cash equivalents		-1,492,439,370.71	-713,226,270.35
Plus: opening balance of cash and cash equivalents		4,060,421,032.75	3,726,159,392.19
VI. Closing balance of cash and cash equivalents		2,567,981,662.04	3,012,933,121.84

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Consolidated Statement of Changes in Equity

January to June 2024

Unit: Yuan Currency: RMB

	2024 semi-annual
	Equity attributable to parent company
	Paid-in capital	Other equity instruments					Other
	(or capital		Perpetual		Capital	Less: Treasury	comprehensive		Surplus	General risk	Undistributed			Minority
Items	stock)	Preferred stock	bonds	Others	reserves	shares	income	Special reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,075,036,993.00				4,315,325,163.65	488,768,297.30	5,073,713.42		1,132,840,649.96		-8,100,437,582.18		5,939,070,640.55	-4,333,522.99	5,934,737,117.56
Plus: Changes in accounting policies Correction of previous errors Others
II. Opening balance of current year	9,075,036,993.00				4,315,325,163.65	488,768,297.30	5,073,713.42		1,132,840,649.96		-8,100,437,582.18		5,939,070,640.55	-4,333,522.99	5,934,737,117.56
III. Increase and decrease of current period (decrease is indicated by “-”)					-67,624,053.93		6,624,440.16		1,842,697.22		273,472,050.95		214,315,134.40	3,036,871.84	217,352,006.24
(I) Total Comprehensive Income							6,624,440.16				275,314,748.17		281,939,188.33	-64,487,182.09	217,452,006.24
(II) Capital paid in and reduced by owners					-67,624,053.93								-67,624,053.93	67,524,053.93	-100,000.00
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity
4. Others					-67,624,053.93								-67,624,053.93	67,524,053.93	-100,000.00
(III) Profit distribution									1,842,697.22		-1,842,697.22
1. Appropriation to surplus reserve
2. Appropriation to general risk reserves
3. Distribution to the owners (or shareholders)
4. Others									1,842,697.22		-1,842,697.22
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2024 semi-annual
Equity attributable to parent company
	Paid-in capital	Other equity instruments					Other
	(or capital		Perpetual		Capital	Less: Treasury	comprehensive		Surplus	General risk	Undistributed			Minority
Items	stock)	Preferred stock	bonds	Others	reserves	shares	income	Special reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,247,701,109.72	488,768,297.30	11,698,153.58		1,134,683,347.18		-7,826,965,531.23		6,153,385,774.95	-1,296,651.15	6,152,089,123.80

	2023 semi-annual
	Equity attributable to parent company
	Paid-in capital	Other equity instruments					Other
	(or capital		Perpetual		Capital	Less: Treasury	comprehensive		Surplus	General risk	Undistributed			Minority
Items	stock)	Preferred stock	bonds	Others	reserves	shares	income	Special reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
I. Closing balance of last year	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63
Plus: Changes in accounting policies Correction of previous errors Others
II. Opening balance of current year	9,075,036,993.00				4,292,122,541.86	263,483,654.25	440,260.72		1,113,275,260.54		-6,751,820,069.61		7,465,571,332.26	191,328,573.37	7,656,899,905.63
III. Increase and decrease of current period (decrease is indicated by “-”)						225,284,643.05	6,042,238.40				373,773,322.41		154,530,917.76	-51,429,627.82	103,101,289.94
(I) Total Comprehensive Income							6,042,238.40				373,773,322.41		379,815,560.81	-51,429,627.82	328,385,932.99
(II) Capital paid in and reduced by owners						225,284,643.05							-225,284,643.05		-225,284,643.05
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity
4. Others						225,284,643.05							-225,284,643.05		-225,284,643.05

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2023 semi-annual
Equity attributable to parent company
	Paid-in capital	Other equity instruments					Other
	(or capital		Perpetual		Capital	Less: Treasury	comprehensive		Surplus	General risk	Undistributed			Minority
Items	stock)	Preferred stock	bonds	Others	reserves	shares	income	Special reserves	reserves	reserves	profits	Others	Subtotal	interests	Total equity
(III) Profit distribution
1. Appropriation to surplus reserve
2. Appropriation to general risk reserves
3. Distribution to the owners (or shareholders)
4. Others
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,292,122,541.86	488,768,297.30	6,482,499.12		1,113,275,260.54		-6,378,046,747.20		7,620,102,250.02	139,898,945.55	7,760,001,195.57

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Statement of Changes in Equity of the Parent Company

January to June 2024

Unit: Yuan Currency: RMB

	2024 semi-annual
							Other
	Paid-in capital	Other equity instruments				Less: Treasury	comprehensive			Undistributed
Items	(or capital stock)	Preferred stock	Perpetual bonds	Others	Capital reserves	shares	income	Special reserves	Surplus reserves	profits	Total equity
I. Closing balance of last year	9,075,036,993.00				4,173,624,245.73	488,768,297.30	5,403,581.79		1,132,840,649.96	2,842,161,822.51	16,740,298,995.69
Plus: Changes in accounting policies Correction of previous errors Others
II. Opening balance of current year	9,075,036,993.00				4,173,624,245.73	488,768,297.30	5,403,581.79		1,132,840,649.96	2,842,161,822.51	16,740,298,995.69
III. Increase and decrease of current period (decrease is indicated by “-”)							6,545,793.66		1,842,697.22	233,580,271.25	241,968,762.13
(I) Total Comprehensive Income							6,545,793.66			216,995,996.31	223,541,789.97
(II) Capital paid in and reduced by owners
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity
4. Others

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	2024 semi-annual
		Other equity instruments					Other
Items	Paid-in capital (or capital stock)	Preferred stock	Perpetual bonds	Others	Capital reserves	Less: Treasury shares	comprehensive income	Special reserves	Surplus reserves	Undistributed profits	Total equity
(III) Profit distribution									1,842,697.22	16,584,274.94	18,426,972.16
1. Appropriation to surplus reserve
2. Distributions to owners (or shareholders)
3. Others									1,842,697.22	16,584,274.94	18,426,972.16
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,173,624,245.73	488,768,297.30	11,949,375.45		1,134,683,347.18	3,075,742,093.76	16,982,267,757.82

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	2023 semi-annual
							Other
	Paid-in capital	Other equity instruments				Less: Treasury	comprehensive			Undistributed
Items	(or capital stock)	Preferred stock	Perpetual bonds	Others	Capital reserves	shares	income	Special reserves	Surplus reserves	profits	Total equity
I. Closing balance of last year	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12
Plus: Changes in accounting policies Correction of previous errors Others
II. Opening balance of current year	9,075,036,993.00				4,150,421,623.94	263,483,654.25	785,921.18		1,113,275,260.54	2,666,073,317.71	16,742,109,462.12
III. Increase and decrease of current period (decrease is indicated by “-”)						225,284,643.05	6,027,641.81			-4,352,046.29	-223,609,047.53
(I) Total Comprehensive Income							6,027,641.81			-4,352,046.29	1,675,595.52
(II) Capital paid in and reduced by owners						225,284,643.05					-225,284,643.05
1. Ordinary share invested by the owners
2. Capital paid in by holders of other equity instruments
3. Amount of share-based payments recognized into the equity
4. Others						225,284,643.05					-225,284,643.05
(III) Profit distribution
1. Appropriation to surplus reserve
2. Distributions to owners (or shareholders)
3. Others

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	2023 semi-annual
							Other
	Paid-in capital	Other equity instruments				Less: Treasury	comprehensive			Undistributed
Items	(or capital stock)	Preferred stock	Perpetual bonds	Others	Capital reserves	shares	income	Special reserves	Surplus reserves	profits	Total equity
(IV) Internal carryforward of equity
1. Capital reserves converted to share capital (or capital stock)
2. Surplus reserve converted into share capital (or capital stock)
3. Loss made up by surplus reserve
4. Changes in the defined benefit plan transferred to retained earnings
5. Other comprehensive income transferred to retained earnings
6. Others
(V) Special reserve
1. Addition in current period
2. Use in current period
(VI) Others
IV. Closing balance of current period	9,075,036,993.00				4,150,421,623.94	488,768,297.30	6,813,562.99		1,113,275,260.54	2,661,721,271.42	16,518,500,414.59

Person in charge of the Company: Zhang Xuansong

Person in charge of accounting work: Wu Kaizhi

Person in charge of accounting institution: Lin Wei

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

III.	Company Profile

1.	Company Overview

√	Applicable	☐	Not applicable

Yonghui Superstores Co., Ltd. (“the Company”), established on August 13, 2009, is a limited liability company registered in Fujian Province, People’s Republic of China, with a long-term operating period. The Company’s issued common shares, denominated in RMB, are listed on the Shanghai Stock Exchange. The Company is headquartered at No. 436 West 2nd Ring Middle Road, Fuzhou City, Fujian Province.

The main business activities of the Company and its subsidiaries (the “Group”) include the sale of fresh products, food supplies, clothing, and related promotional services, logistics distribution, real estate property acquisition, construction and leasing, etc.

The financial statements were reported upon the approval by the resolution of the Board of Directors on August 22, 2024. According to Articles of Association of the Company, the financial statements would be submitted to the shareholders’ meeting for review.

The consolidation scope of the consolidated financial statements is determined based on control. For changes in the current year, please refer to Section IX, Change of Consolidation Scope and Section X, Equity in Other Entities.

2.	Scope of Consolidated Financial Statements

As of June 30, 2024, the Company had owned 103 subsidiary companies, with a decrease of 9 compared to the previous year in the number of entities included in the consolidation scope. Among them, the decrease in the number of subsidiary companies within the consolidation scope is due to 6 cancellations and 3 transfers.

IV.	Preparation Basis for Financial Statements

1.	Basis of preparation

The financial statements were prepared in accordance with the CASBE: Basic Standards promulgated by the Ministry of Finance and the specific accounting standards, application guidelines, explanations and other regulations (collectively referred to as “Accounting Standards for Business Enterprises”) issued and revised thereafter. Furthermore, this financial statement also discloses financial information in accordance with the No. 15 Rules for the Disclosure of Information of the Companies that Offer Securities to the Public – General Provisions on Financial Statement.

2.	Going concern

√	Applicable	☐	Not applicable

The financial statements were listed on a going concern basis.

Except for certain financial instruments, the financial statements were prepared in accordance with the historical cost as the basis for measurement. If the asset decreases in value, the provision for impairment of assets should be made according to relevant regulations.

V.	Significant Accounting Policy and Estimate

Specific accounting policies and accounting estimates presentation:

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group has formulated specific accounting policies and estimates based on its actual production and operational characteristics, mainly reflected in the provision for bad debts of receivables, inventory valuation methods, depreciation of fixed assets, amortization of intangible assets, capitalization criteria for research and development expenses, amortization of long-term prepaid expenses, recognition of deferred tax assets, provision for impairment of long-term assets, and revenue recognition and measurement.

1.	Statement on Compliance with Accounting Standards for Business Enterprises

The financial statements comply with the requirements of the CASBE and faithfully and completely reflect the financial condition of the Company and the Group as of June 30, 2024, as well as the operational results and cash flows for the first half of 2024.

2.	Accounting period

The accounting fiscal year of the Company begins on January 1 and ends on December 31 of the Gregorian calendar.

3.	Operating cycle

√	Applicable	☐	Not applicable

Business cycle of the Group is 12 months.

4.	Recording currency

The recording currency adopted by the Company and its domestic subsidiaries and currency used for preparing the financial statements are RMB. The overseas subsidiary companies of the Company determine their functional currency based on the primary economic environment in which they operate and convert it to RMB when preparing financial statements. Unless otherwise specified, the monetary unit in the financial statements is RMB.

5.	Significance criteria determination methods and selection basis

√	Applicable	☐	Not applicable

Items	Significance criteria
Significant accounts receivable with single provision for bad debt reserves	Over RMB10,000 thousand
Significant provision reversals or reversals of bad debt reserves for receivables	Over RMB10,000 thousand
Actual write-off of significant accounts receivable	Over RMB10,000 thousand
Significant construction in progress	Budget exceeding RMB80,000 thousand
Significant other payables	Over RMB10,000 thousand
Significant non-wholly-owned subsidiaries	Subsidiaries’ net assets account for 10% of the Group’s net assets
Significant capitalized research and development projects	Over RMB10,000 thousand
Important cooperative enterprises and joint ventures	Investee companies account for 10% of the Group’s net assets
Long-term equity investments with significant impairment provisions established	Impairment provisions account for 5% of the carrying amount of long-term equity investments

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	Accounting method for business combination under and not under the same control

√	Applicable	☐	Not applicable

Business combination is divided into business combination under and not under same control.

Business combination under same control

For the business combination under same control, the assets and liabilities that the combing party obtains from the combined party, except from the adjustments made due to difference of accounting policies, shall be measured on the basis of the book value of the combined party in the consolidated financial statement of the final controller on the combination date. The difference between the book value of consideration paid and the book value of net assets acquired in a business combination is adjusted to capital reserves. If the capital reserves are insufficient, it is adjusted against retained earnings.

Business combination under same control that is realized by several transactions

In some financial statements, the book value shares of the net assets of the combined party in the consolidated financial statement of the final controller calculated based on the shareholding ratio on the combination date shall be deemed as the initial investment costs of the investment. For the balance between the initial investment costs, the book value of the investment held before the combination plus the book value of the consideration newly paid before the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted.

In consolidated financial statements, for the assets and liabilities of the acquiree obtained by the acquirer in the acquisition, in addition to the adjustment made due to difference of accounting policy, they shall be measured at the book value on the acquisition date in the consolidated financial statement of the final controller. For the balance between the sum of the book value of the investment held before the combination and the book value of the consideration newly paid on the combination date and the book value of net assets obtained in the combination, the capital reserves shall be offset, and if the capital reserves are not sufficient to be offset, the retained earnings shall be adjusted. For the long-term equity investment held by the combining party before it obtained the control over the combined party, changes in relevant profits and losses, other comprehensive incomes and other owner’s equities recognized from the later one of the date when the original equity is obtained and the date when the combining party and the combined party are under the final control of the same party to the combination date shall respectively be used to offset the retained income at the beginning period of the comparative statement or profits and losses of current period.

Business combination not under the same control

Business combination not under the same control is a business combination in which the combining enterprises are not ultimately controlled by the same party or the same parties both before and after the business combination. In a business combination not under the same control, the party which obtains the control on other combining enterprise(s) on the acquisition date is the acquirer, and other combining enterprise(s) is(are) the acquiree. Acquisition date refers to the date on which the acquirer actually obtains the control on the acquiree.

Under the non-common control condition, acquiree’s identifiable assets, liability and contingent liabilities acquired from the business combination shall be measured at fair value on the acquisition date.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is greater than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference is recognized as goodwill and subsequently measured at cost less accumulated impairment losses. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the identifiable assets, liabilities, the fair value of and contingent liabilities, the fair value of merger consideration paid (or the fair value of equity securities issued), and the fair value of equity held by the acquiree before the acquisition date shall be rechecked at first. If the sum of the fair value of the merger consideration paid (or the fair value of the equity securities issued) and the fair value of the equity of the acquiree held before the acquisition date is still less than the fair value share of the identifiable net assets of the acquiree obtained in the merger, the difference shall be included in the current profits and losses.

In cases of step-by-step acquisition of businesses under common control, for long-term equity investments held by the acquiring party before the acquisition date, they are remeasured at fair value on the acquisition date. The difference between fair value and the book value is recognized in the current period’s income statement. For the other comprehensive income of the acquired party’s long-term equity investments held before the acquisition date accounted for under the equity method, the accounting treatment is based on the same basis as the direct disposal of the relevant assets or liabilities of the invested entity. Other changes in equity, other than net income, other comprehensive income, and profit distribution, are treated as income in the period to which the acquisition date belongs.

7.	Criteria for determining control and preparation method for consolidated financial statements

√	Applicable	☐	Not applicable

The combination scope of the consolidated financial statements is determined on the basis of control, including the financial statements Company and all of its subsidiaries. Subsidiaries refer to the entities controlled by the Company (including the detachable parts of the Company and the invested companies, the structured entities controlled by the Company, and so on). An investor has control over an investee when it has the following three elements: the investor has the rights over the investee, the investor is entitled to variable returns through its involvement with the investee, and the investor has the ability to use its rights to affect the returns from the investee.

The accounting policies and accounting period adopted by the subsidiaries and the Company is not the same. In the preparation of the consolidated financial statements, the consolidated financial statements of the subsidiaries shall be properly adjusted in accordance with the accounting policies and accounting period of the Company. Assets, liabilities, equity, income, expenses and cash flows generated by all transactions between subsidiaries of the Group are fully offset at the time of the merger.

Where the loss shared by minority shareholders in a subsidiary exceeds the share enjoyed by minority shareholders in the subsidiary’s shareholder’s equity at the beginning of the period, the balance shall be written down with the minority shareholders’ equity.

For subsidiaries acquired through business combination not under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement from the date when the Group acquires the control right to the date when it terminates the control right. In the process of preparing consolidated financial statements, the financial statements of the subsidiary company shall be adjusted on the basis of the fair values of the identifiable assets, liabilities and contingent liabilities determined on the acquisition date.

For subsidiaries acquired through business combination under the same control, the operating results and cash flow of the acquiree shall be included to consolidated financial statement at the beginning of combination. During the preparation of consolidated financial statement, relevant items of financial statement of last year shall be adjusted and they will be regarded as reporting entities for consolidated statement and always exist since the control of final controller.

Where changes in relevant facts and circumstances result in changes to one or more of the control elements, the Group will reassess whether or not to control the investee.

In the circumstance of not losing the control, changes in minority shareholders’ equity are taken as an equity transaction.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

8.	Accounting method for joint venture arrangement and joint operation

√	Applicable	☐	Not applicable

Joint arrangement refers to the arrangement jointly controlled by two or more participants. The Group’s joint arrangements are classified as Cooperative Enterprises.

Joint venture refers to the Group only enjoying the right of joint venturing arrangement over the net assets.

The Group shall carry out accounting treatment for the investment of joint ventures in accordance with the provisions on the equity method of accounting for long-term equity investment.

9.	Determination of cash and cash equivalents

Cash refers to the Group’s cash on hand and deposits that can be used for payment at any time; cash equivalents refer to the cash held by the Group with short maturity, strong liquidity, and easy conversion to a known amount and the investment of low value changing risks.

10.	Foreign currency business and the translation of foreign currency financial statement

√	Applicable	☐	Not applicable

The Group shall translate the amount of a foreign currency transaction into its functional currency.

For foreign currency transactions, the foreign currency amount is initially recognized by using the spot exchange rate as of the transaction date to translate it into the functional currency amount. The foreign currency monetary items on the balance sheet date shall be translated at the spot exchange rate on the balance sheet date. The resulting converted difference between the settlement and monetary items shall be treated as profit or loss in the current period, except for the difference arising from the special borrowings of foreign currency relating to the acquisition and construction of assets eligible for capitalization is disposed as per the principle of borrowing costs capitalization. The foreign currency non-monetary items measured at the historical cost shall still be translated at the spot exchange rate on the transaction date, of which the amount of functional currency shall not be changed. Foreign currency non-monetary items measured at fair value shall be translated at the spot exchange rate on the date when the fair value is determined. The resulting difference shall be recognized in the current profit or loss or other comprehensive income based on the nature of the non-monetary items.

For overseas operations, the Group translates the financial statements from their functional currency to RMB: for assets and liabilities in the balance sheet, the spot exchange rate as of the balance sheet date is used, while for equity items other than “undistributed profit”, the exchange rate as of the transaction date is used. For income and expense items in the income statement, the average exchange rate during the period is used for translation (unless the exchange rate fluctuations make it inappropriate, in which case the spot exchange rate as of the transaction date is used). The translation differences in the foreign currency financial statements obtained with the above-mentioned conversion method are recognized as other comprehensive income. In disposing of overseas operations, other comprehensive income related to the overseas operations shall be transferred to the disposal of current profits and losses, the partial disposal shall be calculated based on the disposal proportion.

The foreign currency cash flow and cash flow of overseas subsidiary shall be translated at the spot exchange rate on the date when the cash flow occurs. The influence of exchange rate fluctuation on cash shall be separately presented as an adjustment item in the cash flow statement.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

11.	Financial instruments

√	Applicable	☐	Not applicable

Financial instruments refer to the contracts under which the financial assets of an enterprise are formed and the financial liability or right instruments of any other entity are formed.

Recognition and derecognition of financial instruments

A financial asset or financial liability shall be recognized when the Group becomes a party of financial instrument contract.

A financial asset (or part of it, or a portion of a group of similar financial assets) is derecognized when the following conditions are met, that is, it is written off from its account and balance sheet:

(1)	The right to receive cash flow of financial assets expires;

(2)	Transferred the right to receive cash flows from financial assets is transferred, or assumed the obligation to pay the full amount of cash flows to third parties in time under the “pass-through agreement”; and (a) substantially transferred the almost all the risks and rewards of financial assets ownership, or (b) abandoned the control over the financial assets, although all the risks and rewards were substantially transferred or retained.

Where the responsibility for a financial liability has been fulfilled, revoked or expired, the financial liability will be derecognized. Where the current financial liability is replaced by another financial liability of the same creditor on virtually different terms, or the terms of the current liability are substantially modified, such replacement or modification shall be disposed for derecognition of the original liability and recognition of new liabilities, and the difference shall be included in the current profit and loss.

Financial asset bought and sold by regular means shall be recognized and derecognized in accordance with accounting at the transaction date. The conventional method of buying and selling financial assets refer to the delivery of financial assets according to the contractual terms, with the contracts specifying the delivery dates determined by regulations or market conventions. The trading day is the date on which the Group promises to buy or sell financial assets.

Classification and measurement of financial assets

At the time of initial recognition, the financial assets of the Group are classified as follows according to the Group’s business model of managing financial assets and contractual cash flow characteristics of financial assets: financial assets measured at fair value with changes included in current profits and losses, financial assets measured at amortized cost.

In initial recognition, financial assets shall be measured at fair value, but the accounts receivable arising from the sale of goods or provision of services exclude significant financing elements or do not take into account the financing elements of less than one year, and the initial measurement shall be carried out according to the transaction price.

For the financial assets measured at fair value with changes included in the current profits and losses, the transaction expenses thereof are directly recorded into the profits and losses of the current period; for other categories of financial assets, the transaction expenses thereof are included into the initially recognized amount.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Subsequent measurement of financial assets depends on their classification:

Financial assets measured at amortized costs

Financial assets that meet the following conditions simultaneously and are classified as financial assets measured at amortized cost: the business mode for managing the financial assets is to collect the contractual cash flows; as stipulated in the contract terms of the financial assets, the cash flow generated on a specific date is only the payment for principal and interest based on the amount of outstanding principal. Actual interest method is adopted for determining interest income of such financial assets, the profits and losses that arise when such financial assets are terminated, amortized or depreciated, shall be recorded into the profits and losses of the current period.

Financial assets measured at fair value with changes included in current profits and losses

The Company classifies the financial assets above other than those measured at amortized cost as financial assets measured at fair value with changes included in current profits and losses. For such financial assets, the fair value is used for subsequent measurement, with all changes in fair value included in the current profits and losses.

Classification and measurement of financial liabilities

The financial liabilities of the Group are initially classified as financial liabilities measured at amortized cost. The transaction costs related to financial liabilities measured at amortized cost are included in their initially recognized amounts.

Subsequent measurement of financial liabilities depends on their classification:

Financial liabilities measured at amortised cost

These financial liabilities are calculated with the actual interest rate method with reference to the amortized cost for subsequent measurement.

Impairment of financial instruments

The group recognizes impairment losses and establishes provisions for expected credit losses on financial assets measured at amortized cost and lease receivables.

For accounts receivable without significant financing components, the Group measures the loss provision based on the expected credit loss amount within the whole duration by using the simplified measurement method.

For lease receivables, the Group chooses to apply a simplified measurement approach, measuring the loss provision based on the expected credit loss amount equivalent to the entire lease term.

For financial assets other than those using simplified measurement method, the Group assesses whether the credit risk has increased significantly since the initial recognition on each balance sheet date. If the credit risk does not increase significantly after initial recognition and is in the first stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the next 12 months, and calculates the interest income according to the book balance and the actual interest rate; if the credit risk has increased significantly since the initial recognition, but the credit depreciation has not occurred and the credit risk is in the second stage, the Group measures the loss reserve according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the book balance and the actual interest rate; if credit depreciation occurs after initial recognition and the credit risk is in the third stage, the Group measures the loss reserves according to the amount equivalent to the expected credit loss in the whole duration, and calculates the interest income according to the amortization cost and the actual interest rate. For financial instruments with low credit risk on the balance sheet date, the Group assumes that its credit risk has not increased significantly since initial recognition.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group assesses the expected credit loss of financial instruments based on individual and collective assessments. Considering the credit risk characteristics of different customers, the Group assesses the expected credit loss of receivables on the basis of aging combination.

For disclosures regarding the criteria for determining a significant increase in credit risk, definition of incurred credit-impaired assets, and assumptions for measuring expected credit losses, please refer to Note XII, 1.

The factors reflected by the methods applied by the Group to measure the expected credit loss of financial assets include: unbiased probability weighted average amount determined by evaluating a series of possible results, the time value of money, and reasonable and evidence-based information about past events, current situation and forecast of future economic situation which can be obtained on the balance sheet date without expending unnecessary extra cost or efforts.

If the Group no longer reasonably expects the cash flow of the financial asset contract to be recovered in whole or in part, the book balance of the financial asset shall be directly written down.

Transfer of financial assets

In the event that the Group has transferred nearly all of the risks and rewards related to the ownership of the financial asset to the transferee, it shall stop recognizing the financial asset. In case it has retained nearly all of the risks and rewards associated with the ownership of the financial asset, the financial asset shall not be derecognized.

In the event the Group has neither transferred nor retained almost all the risks and rewards of ownership of financial assets, the following cases shall be considered: if the control of the financial assets is abandoned, the financial assets are derecognized and the assets and liabilities are recognized; if the financial assets are controlled, the relevant financial assets are recognized according to the extent to which they continue to be involved in the transferred financial assets, and the related liabilities are recognized accordingly.

In case it continues to be involved by transferring the financial assets and providing financial guarantee, the assets resulted in are recognized according to any one of the book value of the financial assets and the financial guarantee amount, whichever is lower. The amount of financial guarantee refers to the highest amount of repayment to be demanded among the considerations received.

12.	Notes receivable

☐	Applicable	√	Not applicable

13.	Accounts receivable

√	Applicable	☐	Not applicable

Classification and determination basis of provision for bad debts based on credit risk characteristics grouping

√	Applicable	☐	Not applicable

For accounts receivable, regardless of whether there is a significant financing component, the Group always measures its loss provision based on the amount equivalent to the expected credit loss during the entire duration.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When individual financial assets cannot be assessed for expected credit losses on a reasonable cost basis, the Group classifies receivables into various portfolios based on their credit risk characteristics. Expected credit losses are then calculated on a portfolio basis, and the determination of the portfolio is based on the following criteria:

Accounts receivable portfolio 1: Receivables for sales proceeds, supplier service fees, rent, project payments, and other amounts.

Accounts receivable portfolio 2: Receivables from affiliated parties

For accounts receivable divided into the portfolio, the Group prepares a comparison table between the aging/days overdue of accounts receivable and the expected credit loss rate in the whole duration to calculate the expected credit loss by referring to the experience of historical credit loss and combining the current situation and the forecast of future economic situation.

Calculation method for determining the age to identify the portfolio characteristics of credit risk

√	Applicable	☐	Not applicable

The Company shall prepare a comparison table of aging accounts receivable and expected credit loss rate in the whole duration and calculate expected credit losses by referring to the historical credit loss experience and combining the current situation and the forecast of the future economic situation. Aging based on the nature of funds and confirmation of credit risk characteristics of ageing combinations.

The table below shows the age combinations and expected credit loss rates for ageing combinations:

	Within			Over
Nature of payment	1 year	1-2 years	2-3 years	3 years
Portfolio of accounts receivable 1	6%	26%	47%	100%
Portfolio of accounts receivable 2	1%	1%	1%	1%

Criteria for recognizing impairments on an individual provision basis

√	Applicable	☐	Not applicable

For accounts receivable with significantly different credit risks from the overall credit risk, the Company recognizes expected credit losses on an individual provision basis. If the Company no longer reasonably expects the cash flow of the financial asset contract to be recovered in whole or in part, the book balance of the financial asset shall be directly written down.

14.	Receivables financing

☐	Applicable	√	Not applicable

15.	Other receivables

√	Applicable	☐	Not applicable

Classification and determination basis of provision for bad debts based on credit risk characteristics grouping

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other receivables are segmented into several portfolios based on their credit risk characteristics. The determination of portfolio composition for other receivables is as follows:

Other receivables portfolio 1: Receivables for various types of deposits, guarantees, purchases, and store reserve funds.

Other receivables portfolio 2: Receivables from related parties.

Other receivables portfolio 3: Other receivables.

Other receivables portfolio 4: Intra-group receivables.

For other receivables, factored receivables, loans granted, and advances that are grouped together, the Group calculates the expected credit losses based on default risk exposure and the expected credit loss rate over the next 12 months or the entire lease term.

Calculation method for determining the age to identify the portfolio characteristics of credit risk

√	Applicable	☐	Not applicable

The Company shall prepare a comparison table of other aging accounts receivable and expected credit loss rate in the whole duration and calculate expected credit losses by referring to the historical credit loss experience and combining the current situation and the forecast of the future economic situation. Aging based on the age and nature of funds to confirm credit risk characteristics of ageing combinations

The table below shows the age combinations and expected credit loss rates for ageing combinations:

	Within			Over
Nature of payment	1 year	1-2 years	2-3 years	3 years
Portfolio of other accounts receivable 1	1%	1%	1%	1%
Portfolio of other accounts receivable 2	1%	1%	1%	1%
Portfolio of other accounts receivable 3	7%	21%	47%	100%

Criteria for recognizing impairments on an individual provision basis

☐	Applicable	√	Not applicable

16.	Inventories

√	Applicable	☐	Not applicable

Inventory categories, cost allocation methods for issues, inventory counting system, devaluation methods for low-value consumables and packaging materials

√	Applicable	☐	Not applicable

The inventories include raw materials, finished goods, and low-value consumables.

The initial measurement of inventory shall be made at its cost. The costs of the inventory include purchasing cost, processing cost and other costs. The outgoing inventory is valued at actual cost using the weighted average method, while processed inventory is valued at actual cost using the weighted average method. Amortization method is adopted for the amortization of low priced and easily worn articles and packing materials.

The perpetual inventory system is used as the inventory taking method.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Confirmation criteria and accrual methods of inventory depreciation reserves

√	Applicable	☐	Not applicable

The cost or the net realizable value, whichever is lower, is calculated on the balance sheet date. When the inventory cost is higher than its NRV, inventory reserves shall be made, and shall be included in the current profits and losses. The net realizable value refers to in the daily business activity the amount after deducting the estimated cost of completion, estimated sale expense and relevant taxes from the estimated sale price of inventories. When providing for inventory write-down, it is done based on the category of inventory.

Categories and determination basis for recognizing provision for inventory impairment based on a group approach, and determination basis of net realizable value for different categories of inventory

☐	Applicable	√	Not applicable

Calculation method and determination basis of net realizable value for each age combination based on the age of inventory

☐	Applicable	√	Not applicable

17.	Contract assets

☐	Applicable	√	Not applicable

18.	Held-for-sale non-current assets or disposal group

√	Applicable	☐	Not applicable

Criteria for classifying as held-for-sale non-current assets or disposal group and accounting treatment method

√	Applicable	☐	Not applicable

The Group mainly classifies it into the held-for-sale category by selling (including non-monetary assets exchange with commercial substance, the same below) instead of continuing to use a non-current asset or disposal group to recover its book value.

The aforementioned non current assets do not include investment properties which are subsequently measured by fair value model, biological assets which are measured by net amount of fair value minus selling expenses, assets formed by employee compensation, financial assets, deferred income tax assets and rights arising from insurance contracts.

Disposal group refers to a group of assets that are disposed together through sale or other means in a transaction, and the liabilities directly related to these assets transferred in the transaction. The disposal group includes goodwill acquired in business combination under specific circumstances.

The Company divides the non-current assets or disposal groups meeting the following conditions into held-for-sale types: the non-current assets or disposal groups can be sold immediately in current circumstances according to the rules of selling this kind of assets in similar transactions or conventions of disposal group; highly possible to be sold, that is, resolution has been made for one sales plan and certain purchase commitment has been obtained and sales is anticipated to be completed within one year. If the Group loses control over its subsidiaries due to the sale of the investment in these subsidiaries, whether or not it retains part of the equity investment after the sale, the investment in subsidiaries to be sold satisfies the conditions for held-for-sale type. In some financial statements, the investment is divided into held-for-sale types, and all assets and liabilities of its subsidiaries are classified into held-for-sale types in the consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

In the initial measurement or re-measurement of the non-current assets or disposal groups held for sale on the balance sheet date, the difference between the book value and the net value after the sales amount are deducted from the fair value (the book value is higher than the net value) is recognised as asset impairment loss. For the amount of the asset impairment loss recognized by the disposal group held for sale, the goodwill book value of disposal group shall be deducted first, then book value of disposal group shall be deducted according to the proportion of the book values of various non-current assets measured in the disposal group.

If the fair value of non-current assets or disposal groups held for sale on the balance sheet date is less than the net value of the sale expenses, the amount of previous write-down shall be restored and transferred back within the impairment loss of assets recognized after being classified as held for sale. The amount transferred shall be included in the current profits or losses. The book value of goodwill that has been deducted cannot be reversed.

Determination criteria and reporting method for discontinued operations

☐	Applicable	√	Not applicable

19.	Long-term equity investment

√	Applicable	☐	Not applicable

Long-term equity investment includes equity investment in subsidiaries, cooperative enterprises and joint ventures.

Long-term equity investment shall be initially measured as the initial investment cost when it is obtained. For the long-term equity investment obtained through business combination under the same control, the share of the book value of the equity of the merged party in the final controlling party’s consolidated financial statements obtained on the combination date shall be taken as the initial investment cost; the difference between the initial investment cost and the book value of the combination consideration shall be adjusted to the capital reserve (if it is insufficient to offset, the retained earnings shall be offset). Other comprehensive income before the merger date shall be accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment. Shareholders’ equity recognized due to changes in Shareholders’ equity other than net profit and loss, other comprehensive income and profit distribution of the investee shall be transferred to the current profit and loss when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. For long-term equity investment obtained through a business combination not under the same control, the merger cost shall be used as the initial investment cost (if a business combination not under the same control is realized step by step through multiple transactions, the book value of the equity investment of the acquiree held before the purchase date shall be used. The sum of the new investment cost on the purchase date shall be the initial investment cost). Combination costs include the sum of the assets paid by the purchaser, the liabilities incurred or assumed, and the fair value of the equity securities issued. The other comprehensive income recognized by the equity method that is held before the purchase date is accounted for on the same basis as the investee’s direct disposal of related assets or liabilities when disposing of the investment, as the investee removes net gains and losses, Shareholders’ equity confirmed by changes in other Shareholders’ equity other than other comprehensive income and profit distribution shall be transferred to the current profits and losses when the investment is disposed of, wherein those that are still long-term equity investments after disposal are carried forward in proportion, and those that are converted into financial instruments after disposal are carried forward in full. The accumulated fair value changes of equity investments held prior to the date of acquisition, accounted for as financial instruments and recorded in other comprehensive income, are fully transferred to retained earnings upon adoption of the cost method for accounting. For long-term equity investments acquired through means other than business combinations, the initial investment cost is determined as follows: for investments acquired by paying cash, the actual purchase price, along with directly related expenses, taxes, and other necessary expenditures, are considered as the initial investment cost; for investments acquired through the issuance of equity securities, the fair value of the equity securities at the time of issuance is considered as the initial investment cost.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

In the event the Company can exert significant influence over the investee, the cost method shall be employed in some financial statements of the Company. Control refers to the control power over the investors. Through the control, the investor can obtain variable returns by participating in relevant activities of the investor and can wield influence upon the return amount by using the control power to the investor.

The price of a long-term equity investment measured by employing the cost method shall be included at its initial investment cost. If there are additional investments or disinvestments, the long-term equity investment cost shall be adjusted. The dividends or profits declared to be distributed by the investee shall be recognized as the current investment income.

For investees over which the Group has joint control or significant influence, long-term equity investments are accounted for using the equity method. Joint control refers to the control of a specific arrangement, whose activities have to be decided with the consensus by all participants sharing control rights, according to related agreements. Significant influence refers to the investor’s right of participation in the decisions of financial and operational policies of the investee, not including the right to control, or jointly control with other participants.

Where the initial cost of a long-term equity investment calculated with the equity method is more than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, it is included in the initial cost of the long-term equity investment. Where the initial cost of a long term equity investment is less than the investing enterprise’ attributable share of the fair value of the invested entity’s identifiable net assets for the investment, the difference shall be included in the current profits and losses and the cost of the long-term equity investment shall be adjusted simultaneously.

When the equity method is applied, after the investor obtains a long-term equity investment, it shall, in accordance with the attributable share of the net profits or losses and other comprehensive income proportions of the investee, recognize the investment profits or losses and other comprehensive income and adjust the book value of the long-term equity investment. Confirming the share of the net profit or loss of the investee is based on the fair value of the investee’s identifiable assets at the time of obtaining the investment. In accordance with the Group’s accounting policies and accounting periods and after the internal transaction gains and losses that occur between the joint ventures and affiliated businesses, the proportion that should be enjoyed by the investor shall be measured (but if the internal transaction losses are the asset impairment losses, the amount shall be fully confirmed), and recognized after the net profit of the investee is adjusted, except for the assets that are invested or sold to constitute businesses. The investing enterprise shall, in the light of the profits or cash dividends declared to distribute by the invested entity, calculate the proportion it shall share, and shall reduce the book value of the long-term equity investment correspondingly. The Group recognizes the net losses incurred by the investee, limiting the recognition to the carrying amount of the long-term equity investment and any other long-term equity interests that essentially represent a net investment in the investee. However, the Group is not limited to the extent of the loss to the carrying amount of the investment if it has an additional obligation to cover the losses. Where any change is made to the shareholder’s equity other than the net profits and losses, other comprehensive income, and profit distribution of the investee, the book value of the long-term equity investment shall be adjusted and included in the shareholder’s equity.

When disposing a long-term equity investment, the balance between its book value and the actual purchase price shall be included in the current profits and losses. For the long-term equity investment accounted for using the equity method, if the equity method is terminated, the related comprehensive income calculated by the original equity method is calculated with the same accounting method the investee uses to directly dispose its related assets or liabilities. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is fully transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution; if the equity method is still adopted, the related comprehensive income calculated by the original equity method is put under accounting treatment on the same basis the investee disposing related assets or liabilities, and transferred to the current profit and loss in proportion. The Shareholder’ equity recognized due to the changes in other Shareholder’s equity of the investee is transferred into the current profit and loss, except for the net profit or loss, other comprehensive income and profit distribution.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

20.	Investment properties

(1).	In case cost calculation model is adopted

The investment properties refer to the properties held for earning the rent or capital appreciation or for both of them, including the leased buildings.

The initial measurement of the investment properties shall be made at its cost. Subsequent expenditures relating to investment properties are included in the cost of the investment properties in the event that the economic benefits associated with the asset are likely to flow in and the cost can be reliably measured. Otherwise, it shall be included in the current profit and loss when actually incurred.

The Group takes the cost model for subsequent measurement of investment properties and provides depreciation or amortization using the depreciation methods applied to buildings and structures within fixed assets.

21.	Fixed assets

(1).	Recognition conditions

√	Applicable	☐	Not applicable

Fixed assets shall be recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. Subsequent expenditure regarding the fixed assets, if it meets the recognition conditions, is included in the cost of the fixed assets, and the carrying amount of the replaced portion is derecognized; otherwise, it is included in the current profit or loss.

The initial measurement of fixed assets shall be made at their cost. The costs for the acquisition of fixed assets include the buying price, relevant expenses of taxation, other expenses that may be directly assigned to such assets before making the fixed assets reach expected use conditions.

(2).	Depreciation method

√	Applicable	☐	Not applicable

		Depreciation		Annual
	Depreciation	Period	Residual	depreciation
Category	method	(year)	value rate	rate
Houses and buildings	Straight-line method	20-35	5%	2.71-4.75%
Machinery and equipment	Straight-line method	5-10	5%	9.5-19%
Transportation equipment	Straight-line method	5-10	5%	9.5-19%
Electronic equipment and tool appliances	Straight-line method	5	5%	19%

The Group shall, at least at the end of each year, take a check on the useful life, expected net salvage value, and the depreciation method of the fixed assets, and adjust them when necessary.

22.	Construction in progress

√	Applicable	☐	Not applicable

The cost of work in progress is determined based on the actual construction expenses incurred, including necessary construction expenses and other related costs incurred during the construction period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

When work in progress reaches the predetermined usable state, it is transferred to fixed assets and long-term prepaid expenses. The standards are as follows:

Category	Criteria for carrying forward fixed assets
Houses and buildings	Actual commencement of use
Machinery and equipment	Completion of installation and commissioning
Electronic equipment	Actual commencement of use or completion of installation and commissioning
Means of transport	Obtaining the vehicle driving license
Tools and machinery	Actual commencement of use or completion of installation and commissioning

23.	Borrowing costs

√	Applicable	☐	Not applicable

Borrowing costs are recognized in the current period’s income statement.

24.	Biological assets

√	Applicable	☐	Not applicable

The productive biological assets refer to biological assets held for the purpose of producing agricultural products, rendering services, or leasing, including economic forests. The initial measurement shall be made to the productive biological assets at its cost For self-generated productive biological assets, the cost includes necessary expenditures such as fertilizer costs, labor expenses, and allocated indirect costs incurred before reaching the predetermined production and operational objectives.

Productive biological assets are depreciated with the straight-line depreciation method over their useful lives from the date when they reach their intended production and operation purposes. The service life, estimated residual value rate, and annual depreciation rate for different types of productive biological assets are as follows:

		Estimated	Annual
	Estimated	net residual	depreciation
Category	service life	value rate	rate
Mature persimmon trees	20 years	5%	4.75%

The service life and estimated residual value of productive biological assets are determined based on historical experience. The Group is required to recheck the service life, expected net residual value, and depreciation method of productive biological assets at the end of the year, and any change of them will be treated as accounting estimate. Disposal consideration amount from sale, inventory loss, death or damage of productive biological assets shall be included in current profits and losses after deducting the book value and related taxes.

Impairment

The Group shall inspect productive biological assets at least at the end of each annual period. If there is conclusive evidence that due to natural disasters, plant diseases and insect pests, or changes in market demand, the recoverable amount of the productive biological assets is lower than their carrying amount, the difference between the recoverable amount and the carrying amount is recognized as a provision for impairment of biological assets and recorded as a current period loss.

Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

25.	Oil and gas assets

☐	Applicable	√	Not applicable

26.	Intangible assets

(1).	Useful life and its determination basis, estimation methods, amortization methods, or review procedures

√	Applicable	☐	Not applicable

Intangible assets are recognized only when it is probable that the economic benefits associated with it will flow to the Group and its costs can be measured reliably. The cost is used for initial measurement. However, if the fair value of the intangible assets acquired through business combination not under the same control can be reliably measured, such asses are individually recognized as intangible assets and measured at fair value.

The useful life of intangible assets is determined according to the period in which they can bring economic benefits to the Group. If it is impossible to foresee whether the period in which economic benefits can be brought to the Group, such assets are deemed as intangible assets.

The straight-line method is used for amortizing intangible assets within their useful life, which is determined as follows:

Category	Service life	Determination basis
Land use right	40 years	Term of land-use right
Software	5 years	The shorter of the contract period and the estimated useful life
Patent right and non-patent technology	10 years	The shorter of the term of patent rights or the estimated useful life
Sales network	10 years	Expected service life

The acquired land use rights obtained by the Group are usually accounted for as intangible assets. With respect to the buildings and structures that are self-developed and self-constructed, the related land use rights and the buildings are accounted for as intangible assets and fixed assets, respectively. In the case of purchased land and buildings, the paid prices are distributed between the land use rights and the buildings. Where it is difficult to allocate reasonably, all of such costs are disposed as fixed assets.

Intangible assets with limited service life shall be amortized using straight-line method in service life. At the end of each year, the Group shall verify the estimated service lives and amortization methods of the intangible assets with limited service life and make adjustment when needed.

(2).	Scope of capitalization for research and development (R&D) expenditures and the related accounting treatment methods

√	Applicable	☐	Not applicable

The expenditures for internal research and development projects of the Group are classified into research expenditures and development expenditures. The expenditure occurred during the research stage shall be included in the profits/losses of current period when it occurs. The expenditure at the stage of development shall be capitalized only if the following conditions are met simultaneously: technically feasible to complete the intangible assets so that they can be used or sold; having the intention to use and sell the intangible assets; the ways for economic benefits of intangible assets, including proving that the market exists for the products manufactured by such intangible assets, or that the intangible assets have own market, and proving that the serviceability of intangible assets if they are used internally; having sufficient technical and financial resources and other resource supports to complete the development of such intangible assets and having the ability to use or sell such intangible asset; the expenditure attributable to the development stage of such intangible asset can be measured reliably. The development expenditure not meeting the conditions above is included in the current profits and losses when it occurs.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

27.	Impairment of long-term assets

√	Applicable	☐	Not applicable

For impairment of assets other than inventory, deferred taxes, and financial assets, the Group determines the impairment with the following methods:

As of the balance sheet date, if there are indications of impairment of assets, the Group will estimate their recoverable amounts and perform impairment testing; for goodwill formed due to business combinations and intangible assets that have not reached the usable condition, impairment testing will be conducted at least annually regardless of whether there are indications of impairment.

The recoverable amount shall be determined in light of the higher one of the net amount of the fair value of the assets minus the disposal expenses and the present value of the expected future cash flow of the assets. Generally, the Group estimates the recoverable amount based on single assets. Where it is not possible to estimate the recoverable amount of single assets, the recoverable amount of the asset group to which the asset belongs is recognized. The recognition of an asset group is based on whether the major cash inflow generated by the asset group is independent of the cash inflows of other assets or asset groups.

When the recoverable amount of an asset or asset group is lower than its carrying amount, the Group reduces its carrying amount to the recoverable amount, include the write-down amount in the current profit and loss, and withdraw the corresponding provision for asset impairment.

If the factors affecting the impairment of the expendable biological asset have disappeared, the amount of the written-down shall be restored and reversed within the amount of the original provision for the decline in value, and the reversed amount is recognized in the current profits and losses. Once the provision for impairment of a productive biological asset is made, it shall not be reversed.

For the impairment test of goodwill, the carrying value of goodwill formed from business combinations is allocated to the relevant asset group or portfolio of asset groups using a reasonable method from the acquisition date onwards. The related asset group or combination of asset groups shall be the asset group or combination of asset groups that can benefit from the synergy effect of enterprise merger, and shall be no greater than the reporting segments determined by the Group.

If the carrying value of the asset group or portfolio of asset groups containing goodwill exceeds their recoverable amount, the impairment loss is first allocated to reduce the carrying value of goodwill in the asset group or portfolio of asset groups. The remaining impairment loss is then allocated proportionately to reduce the carrying value of the other assets in the asset group or portfolio of asset groups based on their respective proportion of the carrying value, excluding goodwill.

Once the assets impairment loss above is confirmed, it shall not be reversed in the future accounting periods.

28.	Long-term deferred expenses

√	Applicable	☐	Not applicable

The store decoration and improvement expenses can be divided into two categories: the first category includes expenses for the decoration and improvement of operating and office premises before opening a new store, and the second category includes expenses for secondary (or over) decoration and improvement of already opened stores. The expenses for the decoration and improvement of a new store are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (10 years) and the lease term. The expenses for secondary (or over) decoration and improvement of already opened stores are amortized on a straight-line basis within the shorter of the estimated maximum benefits period (5 years) and the remaining lease term. At the end of each year, the remaining service life of deferred expenses is reviewed. If a deferred expense item no longer provides future benefits in subsequent accounting periods, the remaining unamortized balance of that item is recognized as a current period loss.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

29.	Contract liabilities

√	Applicable	☐	Not applicable

The Group shall list the contract liabilities in the balance sheet according to the relationship between performance obligations and customer payment.

The contract liabilities refer to obligations to transfer goods or services to customers for which consideration has been received or is receivable from the customer before transferring the promised goods or services.

30.	Employee compensation

It refers to various forms of compensation or remuneration, other than share-based payments, given by the Company, to obtain services from employees or in connection with the termination of employment. Employee remuneration mainly includes short-term salaries, post-employment welfare, dismission welfare and other long-term employee welfare. Welfare provided by the Group for employees’ spouses, children and dependents, family members of deceased employees and other beneficiaries is also part of employee salaries.

(1)	Accounting treatment method of short-term remuneration

√	Applicable	☐	Not applicable

The Company confirms the actually occurred short-term salaries as liabilities during the accounting period that the staff provides service for the Company, and accounts them into profits and losses of the current period or relevant asset costs.

(2)	Accounting treatment method for after-service benefits

√	Applicable	☐	Not applicable

Post-employment welfare (defined contribution plans)

The Group’s employees participate in pension insurance and unemployment insurance managed by the local government. The corresponding expenses are recognized as relevant asset costs or current-period expenses when they are incurred.

(3)	Accounting treatment method for severance benefits

√	Applicable	☐	Not applicable

Severance benefits

When providing dismissal welfare to employees, the Group shall early confirm the employee salaries generated from dismiss welfare as liability and include it into current profits and losses under the following two situations: the enterprise cannot withdraw the dismissal welfare generated from plan for termination of labor relationship or layoff proposal; the enterprise confirms relevant cost and expense related to the recombination of dismiss welfare payment.

(4)	Accounting arrangement method for other long-term employee’s welfare

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

31.	Estimated liabilities

√	Applicable	☐	Not applicable

Except for contingent consideration and contingent liabilities assumed in a business combination under common control, when the obligations related to contingent matters meet the following conditions, they are recognized as estimated liabilities by the Group:

(1)       This obligation is the current obligation of the Group;

(2)       It is likely to cause any economic benefit to flow out of the Group as a result of performance of the obligation;

(3)       The amount of the obligation can be measured reliably.

Estimated liabilities are initially measured in accordance with the best estimate of the expenditure required to perform the relevant current obligations, taking into account factors such as risks, uncertainties and time value of money associated with contingent events. The Company shall check the book value of the estimated debts on each balance sheet date. Where there is any exact evidence indicating that the book value cannot really reflect the current best estimate, the Company shall adjust the book value in accordance with the current best estimate.

32.	Share-based payments

√	Applicable	☐	Not applicable

Share-based payment is divided into equity-settled share-based payment and cash-settled share-based payment. Equity-settled share-based payment refers to a transaction settled by the Group with shares or other equity instruments as the consideration for obtaining services.

Equity-settled share-based payment in exchange for services provided by employees is calculated at the fair value of the equity instruments granted to employees. For equity instrument that are exercisable immediately after being granted, the relevant costs or expenses are recognized based on fair value on the grant date, increasing the capital surplus. For equity instrument that can only be exercised after a specified service period or upon achievement of specified performance conditions, during the service period, for each balance sheet date within the waiting period, the services acquired during the period are recognized as related costs or expenses, increasing the capital surplus, based on the best estimation of the number of equity instruments expected to be exercised, using the fair value on the grant date. The fair value of equity instruments is determined based on the ex-right closing price on the grant date.

Share-based payments that are not ultimately exercised due to non-satisfaction of non-market conditions and/or service period conditions are not recognized as costs or expenses. If market conditions or non-exercisable conditions are specified in the share-based payment agreement, the share-based payment is considered to be exercisable as long as all other performance conditions and/or service period conditions are met, regardless of whether the market conditions or non-exercisable conditions are satisfied.

If the terms of equity-settled share-based payments are modified, at least the obtained services are recognized as if the terms were not modified. In addition, any modification that increases the fair value of the granted equity instrument, or a change in favor of the employee on the modification date, recognizes an increase in the acquisition of services.

If the terms of equity-settled share-based payments are canceled, it will be treated as an accelerated exercise on the cancellation date and the unconfirmed amount will be immediately recognized. If the employees or other parties are to meet non-vesting conditions but they do not meet the conditions in vesting period, the Company will cancel the equity-settled share-based payment as the treatment. However, if a new equity instrument is granted to an employee, and on the granting date, it is determined that the new equity instrument granted is used to replace the canceled equity instrument, the granted replacement equity instrument shall be treated in the same way as the modifications of the original equity instrument terms and conditions are treated.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

33.	Preference shares, perpetual capital securities and other financial instruments

☐	Applicable	√	Not applicable

34.	Revenue

(1).	Accounting policies for revenue recognition and measurement disclosed based on the type of business

√	Applicable	☐	Not applicable

Revenues from contracts with customers

The Group confirms the incomes while performing the obligations in the contract, namely obtaining control right of relevant commodities or services from customers. Obtaining control of the related goods or services refers to one can direct the use of the goods or provision of services and obtain almost all economic benefits from the goods.

Sales Contract

The sales contract between the Group and the client generally includes only the performance obligations of goods transfer. The Group, under normal conditions, recognizes revenue at the point in time when the customer obtains control of the related goods, which is usually the point of delivery as specified in contract. This recognition is based on the comprehensive consideration of the following factors: the present right to receive payment for the goods, the transfer of the primary risks and rewards associated with ownership of the goods, the transfer of legal ownership of the goods, the physical transfer of the goods, and the customer’s acceptance of the goods.

Provision of service contract

In the service contracts between the Group and its customers, which usually include provisions for display services, warehousing services, maintenance, and other performance obligations, the Group recognizes revenue based on the progress of performance during a specific period. This is because the customer simultaneously receives and consumes the economic benefits from the Group’s performance, and the Group has the right to invoice for the cumulative amount of completed performance during the entire contract period, treating it as a performance obligation fulfilled during a certain period. Revenue is recognized based on the progress of performance, except where the progress of performance cannot be reasonably determined. The Group determines the progress of performance for providing services based on the time schedule. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Construction contract

The construction contracts between the Group and customers usually include obligations for construction and decoration works. As the customers have control over the construction assets during the performance period, the Group recognizes revenue based on the progress of performance, except when the progress cannot be reasonably determined. The Group determines the progress of providing services based on the input method. Where the performance progress cannot be reasonably determined and the cost incurred of the Group is expected to be compensated, the revenue shall be recognized according to the cost incurred until the performance progress can be reasonably determined.

Variable consideration

Some contracts between the Group and customers include arrangements for reward points, forming variable consideration. The Group determines the best estimate of variable consideration based on either the expected value or the most likely amount to be realized. However, the transaction price that includes variable consideration does not exceed the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur, once the related uncertainty is resolved.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Sales return terms

For sales with sales return provisions, when the Group transfers control of the relevant goods to the customer, revenue is recognized based on the amount expected to be entitled for transferring the goods to the customer. The expected amount to be refunded due to sales returns is recognized as a provision for expected liabilities. Simultaneously, an asset is recognized for the expected cost of goods to be returned, which is calculated as the difference between the book value of the goods to be returned and the estimated costs (including the value impairment) associated with returning the goods. The net amount is recorded as a receivable for return cost. The cost is then recognized by deducting the net amount from the book value of the transferred goods. On each balance sheet date, the Group reassesses the future sales return situation and re-measures the aforementioned assets and liabilities.

Reward points program

The Group determines the stand-alone selling price of reward points based on factors such as the redemption policy and expected redemption rate. The transaction price is allocated to reward points and the goods provided based on their stand-alone selling prices in proportion and revenue is recognized when the customer obtains control of the goods upon redeeming the points or when the points expire.

Main responsible person/agent

When the Group acquires goods from third parties and subsequently transfers them to customers, the Group has considered the legal form of the contract and relevant facts and circumstances (such as primary responsibility for transferring the goods to customers, inventory risk assumed before or after the transfer of goods, pricing autonomy, etc.). If the Group has the ability to direct the use of the goods and obtain almost all economic benefits before transferring the goods, and has control over the goods, it recognizes revenue when the goods are delivered to customers and accepted by them based on the total consideration received or receivable. Otherwise, if the Group does not have control over the goods before transferring them to customers, it is considered a principal agent (i.e., facilitating transactions between upstream suppliers and downstream customers and earning commission fees). In this case, the Group recognizes revenue when it completes the agency service and has the right to receive the expected commission fees. The amount of revenue recognized is determined as the net amount after deducting the amounts payable to other related parties from the consideration received or receivable.

(2).	Different revenue recognition methods and measurement methods for the same type of business with different business models

☐	Applicable	√	Not applicable

35.	Contract cost

☐	Applicable	√	Not applicable

36.	Governmental subsidy

√	Applicable	☐	Not applicable

Governmental subsidies are recognized when they meet the conditions attached to and can be received. Where the governmental subsidiaries are monetary assets, they are measured according to the amount received or receivable. If the governmental subsidies are non- monetary assets, they shall be measured at their fair value. If their fair value cannot be obtained in a reliable way, they shall be measured at the nominal amount.

Government subsidies used for purchasing or forming long-term assets are recognized as government grants related to assets when the fundamental conditions for obtaining the subsidies are met, as specified in government documents. If the government documents do not provide clear guidance, grants that are based on the condition of purchasing or forming long-term assets are considered as government grants related to assets, while others are recognized as government grants related to revenue.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Group recognizes received government grants based on their total amount.

Where the governmental subsidy related to the proceeds is used to compensate relevant costs or losses in the later period, the subsidy is recognized as deferred proceeds when acquired, and accounted into profits and losses of the current period during the period of recognition; where it is used to compensate the occurred costs or losses, it is directly into profits and losses of the current period directly.

Government subsidies related to assets shall be recognized as deferred income, which shall be included in profits and losses by stages according to a reasonable and systematic method within the service life of the relevant assets (but the government subsidies measured according to the nominal amount shall be directly included in the current profits and losses). If the relevant assets are sold, transferred, scrapped or damaged before the end of the service life, the undistributed balance of relevant deferred income shall be transferred into the profits and losses of the current period of asset disposal.

37.	Deferred tax assets/deferred tax liabilities

√	Applicable	☐	Not applicable

Regarding the temporary difference between the book value and tax base of assets and liabilities on the balance sheet date and of the item that is not recognized as an asset and liability but whose tax base can be determined in accordance with the tax law, the deferred income tax of the Group is withdrawn by using the balance sheet liability method.

All taxable temporary differences are recognized as deferred tax liabilities,

(1)	Except when the taxable temporary differences arise from the following transactions: the initial recognition of business reputation, and the initial recognition of assets or liabilities arising from the following transactions which are simultaneously featured by the following: the transaction is not business combination, and at the time of transaction, the accounting profits will not be affected, nor will the taxable amount or the deductible loss be affected.

(2)	The deferred income tax liabilities arising from the taxable temporary differences related to the investments of subsidiaries, joint ventures and associates are recognized unless the time of the reverse of temporary differences can be controlled, and the temporary differences are unlikely to be reversed in the excepted future.

As for any deductible temporary difference, and deductible loss or tax deduction that can be carried forward to the next year, the corresponding deferred income tax assets shall be determined to the extent that the amount of future taxable income to be offset by the deductible temporary difference, and deductible loss or tax deduction to be likely obtained. Unless:

(1)	Temporary differences deductible: Temporary differences arising from individual transactions not involving business combinations, which neither impact accounting profit nor taxable income or deductible loss upon their occurrence, and the initial recognition of assets and liabilities does not result in creating equal temporary differences or deductible temporary differences.

(2)	As for the deductible temporary difference of taxable relevant to the investment of subsidiaries, joint ventures and associates, the corresponding deferred income tax assets can be recognized when it can simultaneously meet the following the conditions: the temporary difference is likely to reverse, and the amount of the taxable can be obtained to offset the deductible temporary difference at a high possibility in the future.

According to the tax law, on the balance sheet date, the deferred income tax assets and the deferred income liabilities shall be measured by the Group in accordance with the applicable tax rate during the period of recovering the assets as estimated or paying off the abilities, and it shall reflect the effect of the income tax of the recovering assets as estimated or the way of paying off the liabilities on the balance sheet date.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

On the balance sheet date, the Group rechecks book value of deferred income tax assets of the Group. If it is unlikely to obtain sufficient taxable income taxes to offset the benefit of the deferred income tax assets, the book value of the deferred income tax assets shall be written down. On the balance sheet date, the Group reassesses the unrecognized deferred income tax assets and recognizes the deferred income tax assets within the limits that it is probable that sufficient taxable income is available for all or part of the deferred income tax assets.

If the following conditions are met simultaneously, the Company will present and report the deferred income tax assets and the deferred income tax liabilities at a net amount after offsetting: the Company has the legal right to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount with regard to taxes levied from the same taxpayer or different taxpayers with the same tax collection and management department, but the taxpayer involved intends to settle the deferred income tax assets and the deferred income tax liabilities in current period at a net amount or obtain the assets and satisfy the liabilities simultaneously within every period of reversal of significant deferred income tax assets and deferred income tax liabilities.

38.	Leases

√	Applicable	☐	Not applicable

Criteria and accounting treatment method for simplified treatment of short-term leases and leases of low-value assets as a lessee

√	Applicable	☐	Not applicable

Apart from short-term leases and leases of low-value assets, the Group recognizes right-of-use assets and lease liabilities.

Right-of-use assets

On the lease commencement date, the Group recognizes the right to use the leased assets that can be used during the lease term and measures it at cost. The cost of right-of-use assets includes: the initial measurement amount of lease liabilities; lease payments made by the lessee at or before the lease commencement date (net of lease incentives received); initial direct costs incurred by the lessee; estimated costs to dismantle and remove the leased asset or restore the site on which the leased asset is located to the condition specified in the lease agreement. If the Group re-measures the lease liability due to changes in lease payments, the carrying amount of the right-of-use asset is adjusted accordingly. The Group uses the straight-line method to depreciate the right-of-use assets subsequently. Where it is reasonably certain that ownership of the leased assets will be obtained at the end of the lease term, the Group depreciates the leased assets over their remaining useful lives. If the ownership of the leased asset can not be reasonably confirmed on the lease term expiry, the accrual depreciation of the Group shall be conducted within the shorter of two periods, namely the lease term and the remaining service life of lease asset.

Lease liabilities

On the lease commencement date, the present value of lease payments not yet paid is recognized as lease liability, except for short-term leases and leases of low-value assets. The lease payments include fixed payments and the variable lease payments subtracted by lease incentives, variable lease payments based on an index or rate, and payments that are expected to be made based on the residual value guarantee; it also includes the exercise price of purchase options or the payments required to exercise the termination options, provided that the Group reasonably determines that it will exercise the option or reflects that the Group will exercise the termination option during the lease term.

After the lease commencement date, the Group increases the carrying amount of the lease liability when recognizing interest and decreases it when paying lease payments. When there is a change in the substantially fixed payments, a change in the estimated payments for residual value guarantees, a change in the index or rate used to determine lease payments, or a change in the assessment or exercise of purchase options, renewal options, or termination options, the Group re-measures the lease liability using the present value of the revised lease payments.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Short-term leases and leases of low-value assets

On the commencement date of the lease term, the Group recognizes leases with a lease term not exceeding 12 months and excluding the purchase option as short-term leases; Leases with lower value when a single leased asset is a brand new asset are recognized as low-value asset leases. The Group chooses not to recognize the right-of-use assets and lease liabilities for short-term leases and low-value asset leases. Costs or expenses related to the leased asset are recognized over the lease term using the straight-line method or another systematic and rational method.

Classification criteria and accounting treatment method for leases as a lessor

√	Applicable	☐	Not applicable

The lease for which all risks and rewards related to the ownership of the leased asset are substantially transferred on the commencement date of lease is a finance lease, and the other leases are an operating lease. When the Group acts as a sublease lessor, it classifies subleases based on the right of use assets generated from the original lease. If a contract contains both lease and non-lease components, the Group allocates the consideration for the contract to each component based on their relative standalone prices.

As a lessor of finance lease

On the commencement date of the lease term, the Group recognizes the receivable financing leasing payments for financing leases and terminates the recognition of financing leasing assets. When the Group initially measures the receivable financing leasing payments, the net lease investment shall be taken as the entry value of the receivable financing lease payments. The net lease investment is the sum of the present value of lease payments not yet received and the unguaranteed residual value discounted at the lease’s implicit rate, including initial direct costs. The Group calculates and recognizes the interest income for each period of the lease term at a fixed periodic interest rate. The variable lease payments obtained by the Group that are not included in the measurement of net lease investments are recognized in the current period’s profit and loss when actually incurred.

As an operating lessor

The rental income from operating leases is recognized as revenue on a straight-line basis or another systematic and rational method over the lease term. Variable lease payments not included in the measurement of lease receivables are recognized as revenue when they become due. The initial direct costs are capitalized and amortized over the lease term on the same basis as rental income, and are recognized as expenses in each period.

39.	Other significant accounting policies and accounting estimates

√	Applicable	☐	Not applicable

(1).	Measurement at fair value

The Group measures equity instruments investments at fair value on each balance sheet date. The fair value is a price received by the market participants from selling an asset or paid by them for transferring a liability during orderly transaction at the measurement date.

For the assets and liabilities measured or disclosed at fair value in the financial statements, the level of fair value to which they belong is determined according to the lowest-level input value that is significant to the fair value measurement as a whole: The first level input valve is that the input value that can be obtained on measurement date and not adjusted quoted price of same assets or liabilities in active market; second level is the input value that can be directly or indirectly observed by relevant assets or liabilities except from first-level input value; third level is the input value that can not be observed by relevant assets or liabilities.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

On each balance sheet date, the Group reassesses the assets and liabilities that are recognized in the financial statements to be consistently measured at fair value to determine whether to shift between levels of fair value measurement.

(2).	Share buy-backs

The consideration and transaction costs are paid for repurchasing equity instruments to reduce shareholders’ equity. Apart from share-based payments, the issuance (including refinancing), buy-back, sale, or cancellation of equity instruments are accounted for as changes in equity.

(3).	Profit distribution

The cash dividends of the Company are recognized as liabilities after approval by the Shareholders’ Meeting.

(4).	Significant accounting estimate

The preparation of the financial statements requires the Management to make judgments, estimates and assumptions that affect the presentation of amounts of income, expenses, assets and liabilities and the disclosure thereof, as well as the disclosure of contingent liabilities on the balance sheet date. The results of these assumptions and estimated uncertainties may result in significant adjustments to the carrying value of assets or liabilities that will be affected.

Judgment

In applying the Group’s accounting policies, the Management made the following judgments that had a significant impact on the amounts recognized in the financial statements:

Principal person-in-charge

For the business of acquiring goods from third parties and subsequently transferring them to customers, the Group bears the primary responsibility for transferring the goods to customers, assumes the inventory risk of the goods before or after their transfer, and has the autonomy to set the price for the traded goods or services. The Group believes that it has the ability to direct the use of the goods and obtain almost all economic benefits before transferring the goods to customers, and has control over the goods. Therefore, the Group is the principal and recognizes revenue based on the total consideration received or receivable.

Business mode

The classification of financial assets in initial recognition depends on the business model of the Group in managing financial assets. When judging the business model, the Group considers the ways of enterprise evaluation and to report the performance of financial assets to key managers, the risks that affect the performance of financial assets and their management methods, and the ways in which relevant business managers are paid. When evaluating whether the contract cash flow is the goal, the Group needs to analyze and judge the reasons, time, frequency and value of the sale of financial assets before the due date.

Contractual cash flow characteristics

The classification of financial assets in initial recognition depends on the contractual cash flow characteristics of financial assets. When it is necessary to judge whether the contractual cash flow is only the payment of principal and interest based on unpaid principal, including the evaluation of the correction of time value of currency, it is necessary to judge whether there is a significant difference compared with the benchmark cash flow, and it is necessary to judge whether the fair value of financial assets with advanced refunding characteristics is very small.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Lease term – including lease contracts with renewal options

The lease term is the period during which the Group has the right to use the leased asset and is not cancellable, including the period covered by the renewal options if it is reasonably certain that the Group will exercise those options. When assessing the reasonableness of exercising lease renewal options, the Group takes into account all relevant facts and circumstances that contribute to the economic benefits associated with exercising the lease renewal options, which includes the expected changes in facts and circumstances between the commencement of the lease term and the exercise date of the options. After the commencement of the lease term, if significant events or changes within the Group’s control occur and have an impact on the reasonable determination of whether to exercise the corresponding lease renewal options, the Group will reassess the decision to exercise the renewal options. Based on the results of the reassessment, the lease term may be modified accordingly.

Estimation uncertainty

The following are future key assumptions on the balance sheet date and other key sources of estimated uncertainties that may result in significant adjustments to the carrying value of assets and liabilities in future accounting periods.

Impairment of financial instruments

The Group uses the expected credit loss model to evaluate the impairment of financial instruments.It requires significant judgment and estimation, and taking into account all reasonable and based information, including forward-looking information for the application of the expected credit loss model. In making these judgments and estimates, the Group combines historical repayment data with factors such as economic policies, macroeconomic indicators, industry risks, and other factors to assess the expected changes in credit risk of the debtors. Differences in estimates may have an impact on the provision for Impairment. A provision for impairment may not be equal to the actual amount of impairment losses in the future.

Impairment of non-current assets other than financial assets (except goodwill)

The Group assesses whether there are indications of impairment on non-financial assets other than financial assets on the balance sheet date. For intangible assets with uncertain useful lives, impairment tests are conducted not only annually but also when there are indications of impairment. Other non-current assets excluding financial assets are tested for impairment when there is an indication that the carrying value is not recoverable. When the book value of an asset or asset group is higher than the recoverable amount, that is, the higher of the net amount remained after the disposal expenses are deducted from the fair value and the present value of the estimated future cash flow, it indicates that impairment has occurred. The net amount after the fair value deducts the disposal expenses is determined by reference to the sales agreement price of the similar assets in the fair trade or the observable market price deducts the incremental cost directly attributable to the disposal of the assets. When estimating the present value of future cash flow, the Management must estimate the estimated future cash flow of the asset or asset group and select an appropriate discount rate to determine the present value of future cash flow. Please refer to Note VII, 74.

Fair value of non-listed equity investments

The Group determines the fair value of non-listed equity investments using the market approach. This requires the Group to determine comparable listed companies, select market multiples, and estimate discounts for lack of liquidity, resulting in uncertainties.

Deferred tax asset

Deferred income tax assets shall be recognized for all unused deductible losses to the extent that it is probable that there will be sufficient taxable income to offset the deductible losses. This requires the Management to use substantial judgments to estimate the time and amount of future taxable income and adopt the tax planning strategies to determine the amount of deferred income tax assets that should be recognized.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Reward points

The Group estimates a reasonable selling price for reward points separately, taking into account all relevant information, including the ability of customers to redeem reward points for free goods or enjoy discounts on goods, as well as the likelihood of customers exercising their redemption rights in order to allocate the consideration under the contracts. When estimating the likelihood of customers exercising their redemption rights, the Group conducts a comprehensive analysis based on historical data on point redemptions, current point redemption activities, and considerations of customer behavior and market trends in the future. The Group reassesses the estimated redemption rate of reward points at least on each balance sheet date and calculates the amount of revenue to be recognized and the amount of balances related to reward points based on the results of the reassessment.

Incremental borrowing rate of the lessee

For leases where the lease interest rate cannot be determined, the Group takes the incremental borrowing rate of the lessee as the discount rate to calculate the present value of lease payments. When determining the incremental borrowing rate, the Group considers observable rates in the economic environment as the reference basis and makes adjustments based on its own circumstances, the nature of the leased asset, the lease term, and the lease liability amount to derive the applicable incremental borrowing rate.

40.	Changes in significant accounting policies and accounting estimate

(1).	Changes in significant accounting policies

☐	Applicable	Ö	Not applicable

(2).	Changes in significant accounting estimates

☐	Applicable	Ö	Not applicable

(3).	Adjustments to the financial statements related to the first-time adoption of new accounting standards or interpretations, applicable from 2024 or later

☐	Applicable	Ö	Not applicable

41.	Others

☐	Applicable	Ö	Not applicable

VI.	Taxes

1.	Main tax categories and tax rates

Main tax categories and tax rates

Ö	Applicable	☐	Not applicable

Type of tax	Taxation basis	Tax rate
VAT	Taxable income	13	%,	9	%,	6%,
				5	%,	0%
Urban maintenance and construction tax	Actually paid turnover tax			7	%,	5%
Corporate Income Tax	Taxable income	25	%,	20	%,	16.5%,
		15	%,	8.25	%,	0%
Housing property tax	Housing property original value, rental income			1.2	%,	12%

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Type of tax	Taxation basis	Tax rate
Extra charges for education and local extra charges for education	Actually paid turnover tax	3%, 2%
Consumption tax	Retail amount of gold and silver (including platinum) jewelry and diamond jewelry	5%

Note 1:	Sales of consumables, vegetables, some meat, poultry, eggs, and other items are subject to tax exemption policies; the VAT rate for warehousing services and other ancillary services is 6%; the VAT rate for rental income is 9%, and if a simplified collection method is applicable, the collection rate is 5%; the VAT rate for taxable sales of fruits, seafood, some dry goods, grains, edible oils, dairy products, and other agricultural products is 9%, and the VAT rate for taxable sales of other goods is 13%.

Note 2:	Self-use properties are taxed based on a certain percentage of the original value of the property, with a tax rate of 1.2%; rental properties are taxed based on rental income, with a tax rate of 12%.

Explanations shall be disclosed for different taxpayers for tax rate of enterprise income tax

Ö	Applicable	☐	Not applicable

Income tax
Name of taxpayer	rate
(%)
Chongqing Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Superstores Co., Ltd.	15
Yunnan Yonghui Superstores Co., Ltd.	15
Guangxi Yonghui Superstores Co., Ltd.	15
Yonghui Logistics Co., Ltd.	15
Xizang Yonghui Superstores Co., Ltd.	15
Guansu Yonghui Superstores Co., Ltd.	15
Qinghai Yonghui Superstores Co., Ltd.	15
Sichuan Yonghui Store Co., Ltd.	15
Chengdu Yonghui Business Development Co., Ltd.	15
Shaanxi Yonghui Superstores Co., Ltd.	15
Fuping Yunshang Supply Chain Management Co., Ltd.	15
Ningxia Yonghui Superstores Co., Ltd.	15
Guizhou Yonghui Logistics Co., Ltd.	15
Beijing Yonghui Technology Co., Ltd.	15
Fuping Yonghui Modern Agricultural Development Co., Ltd.	0
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	0
Yonghui Holdings Co., Ltd.	16.5, 8.25
LOHAS Life International Business Co., Ltd.	16.5
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	20
Shanghai Yinjie International Trade Co., Ltd.	20
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	20
Hainan Fuli Supply Chain Management Co., Ltd.	20
Fujian Yonghui Commercial Co., Ltd.	20
Fujian Yonghui Import and Export Trade Co., Ltd.	20
Sichuan Yunfu Supply Chain Management Co., Ltd.	20
Shanghai Yunfu Supply Chain Management Co., Ltd.	20
Zhejiang Yunfu Supply Chain Management Co., Ltd.	20
Anhui Fuwan Supply Chain Management Co., Ltd.	20

2.	Tax incentives

Ö	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note 1:	According to the Announcement on Extending the VAT Preferential Policies for Cultural and Educational Products (CS [2021] No. 10) and the Announcement on Continuing the Implementation of VAT Preferential Policies for Cultural and Educational Products (CA [2023] No. 60) by the Ministry of Finance and the State Taxation Administration, from January 1, 2021 to December 31, 2027, the wholesale and retail sectors for books are exempt from value-added tax.

Note 2:	According to the Announcement on Exemption of VAT on Vegetable Circulation Link issued by the Ministry of Finance and the State Taxation Administration (CS [2011] No. 137), VAT on vegetable circulation link has been exempted since January 1, 2012.

Note 3:	According to the Notice on Exempting VAT on Certain Fresh Meat and Egg Products in Agricultural Product Wholesale and Retail by the Ministry of Finance and the State Taxation Administration (CS [2012] No. 75), value added tax on certain fresh meat and egg products sold by taxpayers engaged in agricultural product wholesale and retail is exempted from October 1, 2012.

Note 4:	Subsidiary companies of the Company, including Chongqing Yonghui Superstores Co., Ltd., Guizhou Yonghui Superstores Co., Ltd., Yunnan Yonghui Superstores Co., Ltd., Guangxi Yonghui Superstores Co., Ltd., Yonghui Logistics Co., Ltd., Xizang Yonghui Superstores Co., Ltd., Gansu Yonghui Superstores Co., Ltd., Qinghai Yonghui Superstores Co., Ltd., Sichuan Yonghui Superstores Co., Ltd., Chengdu Yonghui Commercial Development Co., Ltd., Shaanxi Yonghui Superstores Co., Ltd., Fuping Yunshang Supply Chain Management Co., Ltd., Ningxia Yonghui Superstores Co., Ltd., and Guizhou Yonghui Logistics Co., Ltd., enjoy preferential enterprise income tax policies according to the relevant provisions of the Ministry of Finance, General Administration of Customs, and the State Taxation Administration regarding deepening the implementation of tax policies related to the development of the Western Development Strategy.

(CS [2011] No. 58), Announcement of the State Taxation Administration on Enterprise Income Tax Issues relating to the Implementation of the Western Development Strategy (Announcement No. 12 of the State Taxation Administration in 2012), and Announcement of the Ministry of Finance on the Continuation of Enterprise Income Tax Policies for Western Development (Announcement No. 23 of the Ministry of Finance in 2020), the enterprise income tax is levied at a rate of 15% from January 1, 2011 to December 31, 2030.

Note 5:	The subsidiary companies, Fuping Yonghui Modern Agriculture Development Co., Ltd., and Gansu Minxian Yonghui Agriculture Development Co., Ltd. are eligible for the preferential policy of exempting corporate income tax on primary agricultural products processing and production in accordance with the relevant provisions in Article 86 of the Implementation Regulations of the Enterprise Income Tax Law of the People’s Republic of China (State Council Order No. 512).

Note 6:	Subsidiary companies of the Company, including Ruilingtong Marketing Service (Shanghai) Co., Ltd., Shanghai Yinjie International Trade Co., Ltd., Yunnan Fuping Yunshang Supply Chain Management Co., Ltd., Hainan Fuli Supply Chain Management Co., Ltd., Fujian Yonghui Commercial Co., Ltd., Fujian Yonghui Import and Export Trade Co., Ltd., Sichuan Yunfu Supply Chain Management Co., Ltd., Shanghai Yunfu Supply Chain Management Co., Ltd., Zhejiang Yunfu Supply Chain Management Co., Ltd., and Anhui Fuwan Supply Chain Management Co., Ltd., enjoy preferential enterprise income tax policies according to the Announcement of the State Taxation Administration on Matters Concerning the Implementation of Supportive Tax Policies for the Development of Small and Micro-profit Enterprises and Individuals (Announcement No. 6 of the State Taxation Administration in 2023). For small and micro-profit enterprises, 25% of the annual taxable income not exceeding RMB1 million is deducted and taxed at a rate of 20%. According to the Announcement of the Ministry of Finance and State Administration of Taxation on Further Implementation of Preferential Policies for Small and Micro Enterprises Income Tax (Announcement No. 13 of 2022 of the Ministry of Finance and the State Administration of Taxation), for small and micro-profit enterprises with an annual taxable income exceeding RMB1 million but not exceeding RMB3 million, a reduction of 25% shall be included in the taxable income, and the enterprise income tax shall be paid at a rate of 20%.

Note 7:	The subsidiary companies of the Company are subject to the two-tier profit tax system as announced in the 2017 Policy Address, in accordance with the 2018 Inland Revenue (Amendment) (No. 3) Bill of the Hong Kong Special Administrative Region Government. The two-tier profit tax system applies to taxable years starting on or after April 1, 2018. For the first HKD2 million of assessable profits of a corporation, the tax rate will be reduced to 8.25%. Any profits thereafter will continue to be taxed at 16.5%. The two-tier profit tax system will benefit eligible enterprises with assessable profits, regardless of their size. To ensure that eligible enterprises are mainly small and medium-sized enterprises, only one related enterprise can be nominated for the benefits. The subsidiary company, Yonghui Holdings Limited, meets the above requirements and will be subject to the two-tier tax rates of 8.25% and 16.5%. The sub-subsidiary, LOHAS Life International Business, will be subject to the tax rate of 16.5%.

Note 8:	In accordance with the “Management Measures for the Recognition of High-tech Enterprises” (GKFH [2016] No. 32) and the “Guidelines for the Management of High-tech Enterprise Recognition” (GKFH [2016] No. 195) regulations, Beijing Yonghui Technology Co., Ltd. was approved and certified as a high-tech enterprise on November 2, 2022, by the Beijing Municipal Science and Technology Bureau, Beijing Municipal Finance Bureau, and Beijing Municipal Taxation Bureau of the State Taxation Administration, and obtained the “High-tech Enterprise Certificate” (Number: GR202211002597). The qualification is valid for 3 years, and the preferential period for enterprise income tax is from January 1, 2022 to December 31, 2024. During the qualification period, the company is entitled to enjoy the preferential policy of paying enterprise income tax at a reduced rate of 15%. Gansu Minxian Yonghui Agricultural Development Co., Ltd. was approved as a high-tech enterprise by the Science and Technology Department of Gansu Province, the Finance Department of Gansu Province, and the Gansu Provincial Taxation Bureau of the State Taxation Administration on October 6, 2023, and obtained the High-tech Enterprise Certificate (No. GR202362000002). The qualification is valid for 3 years, and the preferential period for enterprise income tax is from January 1, 2023 to December 31, 2025. During the qualification period, the company is entitled to enjoy the preferential policy of paying enterprise income tax at a reduced rate of 15%.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Others

☐	Applicable	Ö	Not applicable

VII.	Notes to Items of Consolidated Financial Statements

1.	Monetary funds

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Cash in hand	50,711,775.13	72,725,636.77
Bank deposit	4,790,566,375.12	5,490,130,482.21
Other monetary funds	219,089,127.18	276,213,499.10
Total	5,060,367,277.43	5,839,069,618.08
Including: total amount of deposit abroad	31,546,989.10	33,091,563.78

Other disclosures

1.	The year-end cash mainly represents sales proceeds that have not yet been deposited by the stores into the bank.

2.	The funds deposited overseas at the year-end belong to the subsidiary companies, including Yonghui Holdings Co., Ltd., Yonghui Japan Co., Ltd., and LOHAS Life International Business Co., Limited

3.	The cash and cash equivalents for which the ownership of the Group is restricted at the year-end amount to RMB174,430,956.12 (as of December 31, 2023: RMB141,300,533.68). Please refer to Section XII, 33.

4.	Interest income is derived from bank current deposits at the prevailing interest rate. The term of short-term fixed deposits is determined based on the cash needs of the Group, and interest income is earned at the corresponding interest rate of the bank fixed deposits.

5.	Other cash and cash equivalents, excluding deposits, mainly consist of on-hold funds, including card swipe income from POS machines at the stores, card swiping income from bank card payments via the APP, and balances in APP accounts such as WeChat, which have not yet been transferred to the bank accounts of the Group.

2.	Loans and advances

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Total amount of loans and advances Among which:		557,908,591.96
1. Amount of loans and advances due within one year		627,293,964.36
Less: Provision for loan losses due within one year		89,953,572.57
Net value of loans and advances due within one year		537,340,391.79
2. Amount of loans and advances due after one year		20,881,421.49
Less: Provision for loan losses due after one year		313,221.32
Net value of loans and advances due after one year		20,568,200.17

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The changes in the provision for loan losses are as follows:

Unit: Yuan Currency: RMB

		Provision	Other
	Opening	made in this	decreases in	Closing
	balance	year	current year	balance
Year 2024	90,266,793.89	7,811,203.42	98,077,997.31

Explanation: The initial balance of loans and advances granted by the former subsidiary company, Chongqing Yonghui Micro-credit Co., Ltd., includes corporate loans, advances, and personal consumer credit. The decrease in the current year is due to the sale of 65% equity interest in Yonghui Yunjin Technology Co., Ltd., which is no longer included in the scope of consolidation.

3.	Trading financial assets

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance	Reasons and basis for designation
Financial assets measured at fair value with changes included in current profits and losses	2,709,808,027.29	735,971,777.07	/
Among which:
Equity instrument investment	348,110,366.74	388,932,227.74	/
Fund products	855,878,482.46	341,037,083.58	/
Structured deposit	1,505,819,178.09	6,002,465.75	/
Total	2,709,808,027.29	735,971,777.07	/

Other notes:

Ö	Applicable	☐	Not applicable

Trading financial assets mainly consist of fund products, stocks, asset management products, and wealth management products purchased during the year.

4.	Derivative financial assets

☐	Applicable	Ö	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

5.	Notes receivable

(1).	Category of notes receivable

☐	Applicable	Ö	Not applicable

(2).	Notes receivable secured by the Company at the end of period

☐	Applicable	Ö	Not applicable

(3).	Undue closing notes receivable before balance sheet date that endorsed or discounted by the Company

☐	Applicable	Ö	Not applicable

(4).	Classified disclosure by bad-debt provision method

☐	Applicable	Ö	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	Ö	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	Ö	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	Ö	Not applicable

Explanation of significant changes in the carrying balance of notes receivable for which there have been provision for bad debts changes in the current period:

☐	Applicable	Ö	Not applicable

(5).	The situation of the provision of bad debts

☐	Applicable	Ö	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	Ö	Not applicable

(6).	Details of notes receivable actually written off during the current period.

☐	Applicable	Ö	Not applicable

Among these, verification and cancellation of important notes receivable:

☐	Applicable	Ö	Not applicable

Instructions on verification and cancellation of notes receivable:

☐	Applicable	Ö	Not applicable

Other notes:

☐	Applicable	Ö	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

6.	Factoring receivable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Factoring receivable		129,425,183.71
Less: bad debt provision		60,736,219.33
Total		68,688,964.38

Explanation: The initial balance of factoring receivable is from the former subsidiary, Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd., which granted factoring receivables to external parties.

(1)	Disclosure by category

Unit: Yuan Currency: RMB

	December 31, 2023
Items	Amount	Ratio %	Bad debt provision	Net amount
Accounts receivable from factoring with recourse	129,425,183.71	100.00	60,736,219.33	68,688,964.38

(2)	Provisioned for, recovered or reversed bad debt of current term

Unit: Yuan Currency: RMB

Allowance for
doubtful
Items	accounts
January 1, 2024	60,736,219.33
Provision made in this year
Provision reversed in this year	27,454,601.29
Other decreases in current year	33,281,618.04
June 30, 2024

Explanation: The decrease in the current year is due to the sale of 65% equity interest in Yonghui Yunjin Technology Co., Ltd., which is no longer included in the scope of consolidation.

7.	Accounts receivable

(1).	Disclosure by aging

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	327,598,461.94	417,495,474.90
Sub-total within one year	327,598,461.94	417,495,474.90
1-2 years	24,521,271.08	27,657,213.75
2-3 years	20,566,732.01	19,281,834.84
Over 3 years	62,531,559.43	50,274,690.75
Total	435,218,024.46	514,709,214.24

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Classified disclosure by bad-debt provision method

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion of					Proportion of
				Bad-debt	Carrying				Bad-debt	Carrying
Category	Amount	Ratio	Amount	provision	value	Amount	Ratio	Amount	provision	value
		%		(%)			%		(%)
Provision made on an individual basis	1,894,322.62	0.44	1,894,322.62	100.00	1,894,322.62	0.37	1,894,322.62	100.00
Provision made on a collective basis	433,323,701.84	99.56	92,957,932.27	21.45	340,365,769.57	512,814,891.62	99.63	91,072,410.69	17.76	421,742,480.93
Among which:
Portfolio 1
Accounts receivable from sales	230,222,105.65	52.90	49,529,623.37	21.51	180,692,482.28	283,389,112.74	55.06	52,071,963.36	18.37	231,317,149.38
Supplier service fees and rentals	176,017,260.13	40.44	43,157,465.54	24.52	132,859,794.59	181,638,702.76	35.29	38,522,576.57	21.21	143,116,126.19
Portfolio 2
Accounts receivable from affiliated parties	27,084,336.06	6.22	270,843.36	1.00	26,813,492.70	47,787,076.12	9.28	477,870.76	1.00	47,309,205.36
Total	435,218,024.46	/	94,852,254.89	/	340,365,769.57	514,709,214.24	/	92,966,733.31	/	421,742,480.93

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance
Name	Book balance	Bad debt provision	Proportion of bad-debt provision	Reasons for provision
			(%)
Client I	1,894,322.62	1,894,322.62	100.00	Expected not to be recovered
Total	1,894,322.62	1,894,322.62	100.00	/

Explanation for individual bad debt provision:

☐	Applicable	Ö	Not applicable

Provision of bad debts using provision matrix:

Ö	Applicable	☐	Not applicable

Combined provision items: Combination 1

Unit: Yuan Currency: RMB

	Closing balance
			Proportion of
Name	Account receivable	Bad debt provision	bad-debt provision
			(%)
Within 1 year	305,780,745.80	18,346,855.09	6.00
1-2 years	23,105,161.90	6,007,305.39	26.00
2-3 years	17,019,825.00	7,999,317.75	47.00
Over 3 years	60,333,633.08	60,333,610.68	100.00
Total	406,239,365.78	92,687,088.91	22.82

Combined provision items: Combination 2

Unit: Yuan Currency: RMB

	Closing balance
Name	Account receivable	Bad debt provision	Proportion of bad-debt provision
			(%)
Receivables from affiliated parties	27,084,336.06	270,843.36	1.00
Total	27,084,336.06	270,843.36	1.00

Explanation of the provision for bad debt based on portfolio composition:

Ö	Applicable	☐	Not applicable

Please refer to V, 13 for details on accounts receivable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	Ö	Not applicable

Basis for stage classification and bad debt provision ratio

None

Description of significant changes in the book balance of accounts receivable due to changes in loss provision in the current period:

☐	Applicable	Ö	Not applicable

(3).	The situation of the provision of bad debts

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase and decrease of current period Provision
Category	Opening balance	Provision	Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance
Bad-debt provision for accounts receivable	92,966,733.31	5,754,538.77	3,460,557.84	408,459.35		94,852,254.89
Total	92,966,733.31	5,754,538.77	3,460,557.84	408,459.35		94,852,254.89

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	Ö	Not applicable

(4).	Receivables actually verified and cancelled in the current period

Ö	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Write-off
Items	amount
Accounts receivable actually written off	408,459.35

Significant write-off of accounts receivable during the year

☐	Applicable	Ö	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	Ö	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5).	Accounts receivable and contract assets of the top five ending balances collected by the debtor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Closing balance of accounts receivable	Closing balance of contract assets	Closing balance of accounts receivable and contract assets	Proportion to the total closing balance of accounts receivable and contract assets	Closing balance of bad-debt provision
				(%)
Client I	64,431,208.98		64,431,208.98	14.80	3,865,977.58
Client II	27,149,214.35		27,149,214.35	6.24	1,628,973.80
Client III	14,766,910.10		14,766,910.10	3.39	147,669.10
Client IV	14,011,083.31		14,011,083.31	3.22	14,011,083.31
Client V	8,888,854.11		8,888,854.11	2.04	8,888,854.11
Total	129,247,270.85		129,247,270.85	29.69	28,542,557.90

Other notes:

☐	Applicable	√	Not applicable

8.	Contract assets

(1).	Contract assets

☐	Applicable	√	Not applicable

(2).	Amounts and reasons for significant changes in book value during the reporting period

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the carrying amount of contract assets for which loss provisions were made during the current period.

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Provision for bad debts of contract assets in current period

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(5).	Details of contract assets actually written off during the current period.

☐	Applicable	√	Not applicable

Significant contract asset write-off situations

☐	Applicable	√	Not applicable

Explanation of contract asset write-off:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

9.	Financing of receivables

(1).	The financing classification of receivables is shown as follows

☐	Applicable	√	Not applicable

(2).	Financing of pledged receivables of the Company at the end of the period

☐	Applicable	√	Not applicable

(3).	Financing of receivables endorsed or discounted by the Company at the end of the period and not yet due on the balance sheet date

☐	Applicable	√	Not applicable

(4).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the carrying amount of financing of receivables for which loss provisions were made during the current period:

☐	Applicable	√	Not applicable

(5).	The situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6).	Financing status of receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accounts receivable financing write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

(7).	Receivables financing increase and decrease of current period and fair value changes:

☐	Applicable	√	Not applicable

(8).	Other notes:

☐	Applicable	√	Not applicable

10.	Advance payments

(1).	Advance payments listed by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance		Opening balance
Aging	Amount	Proportion	Amount	Proportion
		(%)		(%)
Within 1 year	923,938,788.20	89.38	1,089,946,729.92	91.96
1-2 years	44,815,866.36	4.34	52,388,650.71	4.42
2-3 years	25,124,514.47	2.43	23,223,104.23	1.96
Over 3 years	39,825,061.02	3.85	19,661,786.82	1.66
Total	1,033,704,230.05	100.00	1,185,220,271.68	100.00

Reasons for untimely settlement of advance payment that has aging of over one year and of significant amount:

Prepayments with an age of more than 1 year are mainly prepayment for goods

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Prepayments for the top five ending balances collected according to prepayment object

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Unit name	Closing balance	Proportion in the total closing balance of prepayments
		(%)
Supplier I	34,526,826.22	3.34
Supplier II	22,131,591.25	2.14
Supplier III	21,403,557.54	2.07
Supplier IV	15,694,901.61	1.52
Supplier V	13,821,422.50	1.34
Total	107,578,299.12	10.41

Other explanations

☐	Applicable	√	Not applicable

11.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest receivable	941,391.67
Other receivables	499,763,124.04	563,030,272.81
Total	499,763,124.04	563,971,664.48

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Interest on small loans		941,391.67
Total		941,391.67

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

(5).	The situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6).	Interest on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued interest write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Dividends receivable

(1).	Dividends receivable

☐	Applicable	√	Not applicable

(2).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

(5).	The situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6).	Dividends on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued dividends write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	131,709,862.47	143,104,386.17
Sub-total within one year	131,709,862.47	143,104,386.17
1-2 years	48,543,376.95	104,503,734.32
2-3 years	77,798,966.78	57,231,859.27
Over 3 years	338,987,673.57	356,558,737.02
Total	597,039,879.77	661,398,716.78

(2).	Classification of other accounts payable according to the nature of payment

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	442,903,836.64	489,484,746.78
Purchases and store petty cash payments	43,738,721.60	65,233,226.90
Receivables from affiliated parties	15,815,287.63	18,945,065.73
Other receivables	94,582,033.90	87,735,677.37
Total	597,039,879.77	661,398,716.78

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
		Expected credit	Expected credit
		loss within the	loss within the
		whole duration	whole duration
	Expected credit	(no credit	(credit
	loss over the	impairment	impairment
Bad debt provision	next 12 months	occurred)	incurred)	Total
Balance as of January 1, 2024	5,581,578.15	2,736,611.32	90,050,254.50	98,368,443.97
Balance as of January 1, 2024 in the current period
– Transferred to Phase II	-283,836.01	283,836.01
– Transferred to Phase III		-703,168.41	703,168.41
– Reversed to Phase II
– Reversed to Phase I
Provision of the current period	3,303,392.91	8,225.62	1,289,284.23	4,600,902.76
Provision reversed in current period	1,569,031.31	686,451.24		2,255,482.55
Charge-off of the current period
Write-off of the current period			3,437,108.45	3,437,108.45
Other changes
Balance as of June 30, 2024	7,032,103.74	1,639,053.30	88,605,598.69	97,276,755.73

Basis for stage classification and bad debt provision ratio

(1)	The Company handles other receivables using the general model for expected credit losses. On each balance sheet date, the credit risk of these receivables is assessed and categorized into three stages to calculate the expected credit losses.

The Company respectively measures the expected credit losses of financial instruments in different stages. If the credit risk of a financial instrument has not increased significantly since initial recognition, in the first stage, the Company measures the loss provision based on the expected credit loss within the next 12 months; if the credit risk of a financial instrument has increased significantly after initial recognition but no credit reduction has occurred, in the second stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument; if the financial instrument has suffered credit impairment since initial recognition, in the third stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument.

(2)	The Company divides other receivables into payment nature and aging portfolio based on credit risk characteristics and calculates expected credit losses based on the portfolio. For other receivables classified into portfolios, the Company calculates expected credit losses based on default risk exposure and expected credit loss rates within the next 12 months or the entire duration.

(3)	Provision for significant bad debt risk on other receivables with large amounts and significant impact on profitability. Provision for bad debt is recognized based on the expected credit loss throughout the entire remaining period.

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	The situation of the provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase and decrease of current period
Category	Opening balance	Provision	Provision Recovered or Reversed	Charge-off or write-off	Other changes	Closing balance
Bad-debt provision for other receivables	98,368,443.97	4,600,902.76	2,255,482.55	3,437,108.45		97,276,755.73
Total	98,368,443.97	4,600,902.76	2,255,482.55	3,437,108.45		97,276,755.73

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

(5).	Other receivables actually verified and cancelled of current year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Write-off
Items	amount
Other receivables actually written off	3,437,108.45

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(6).	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Proportion
		in total
		closing			Closing
		balance			balance of
Unit name	Closing balance	of other receivables	Nature of receivable	Aging	bad-debt provision
		(%)
Client I	54,750,000.00	9.17	Various types of deposits and guarantees receivable	Over 3 years	547,500.00
Client II	16,972,427.96	2.84	Other receivables	Over 3 years	16,972,427.96
Client III	14,081,094.25	2.36	Receivables from affiliated parties	Within 4 years	14,081,094.25

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Proportion
		in total
		closing			Closing
		balance			balance of
	Closing	of other	Nature of		bad-debt
Unit name	balance	receivables	receivable	Aging	provision
		(%)
Client IV	10,000,000.00	1.67	Various types of deposits and guarantees receivable	Over 3 years	100,000.00
Client V	10,000,000.00	1.67	Other receivables	Over 3 years	10,000,000.00
Total	105,803,522.21	17.71	/	/	41,701,022.21

(7).	Reported under other receivables due to centralized cash management

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

12.	Inventories

(1).	Inventory classification

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Book balance	Closing balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value	Book balance	Opening balance Provision for inventory depreciation or provision for impairment of contract fulfilling costs	Carrying value
Raw material	4,033,261.17		4,033,261.17	11,722,204.41		11,722,204.41
Inventory goods	5,665,726,444.52		5,665,726,444.52	8,225,436,229.31		8,225,436,229.31
Low-cost consumables	30,539,392.13		30,539,392.13	31,824,104.55		31,824,104.55
Total	5,700,299,097.82		5,700,299,097.82	8,268,982,538.27		8,268,982,538.27

(2).	Identification of data resources recognized as inventories

☐	Applicable	√	Not applicable

(3).	Provision for inventory depreciation or provision for impairment of contract fulfilling costs

☐	Applicable	√	Not applicable

Causes for reversal or write-off of inventory falling price reserves in the current period

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision for inventory impairment is calculated based on portfolios

☐	Applicable	√	Not applicable

Provision standards for inventory impairment based on portfolios

☐	Applicable	√	Not applicable

(4).	Explanation of capitalized borrowing costs included in the ending inventory balance and calculation criteria and basis

☐	Applicable	√	Not applicable

(5).	Explanation of amortization of contract fulfillment costs in the current period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

13.	Available-for-sale assets

☐	Applicable	√	Not applicable

14.	Non-current assets due within one year

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Finance lease receivable due within one year	39,294,201.28	49,380,092.40
Total	39,294,201.28	49,380,092.40

Debt investments due within one year

☐	Applicable	√	Not applicable

(1).	Creditor investments due within one year

☐	Applicable	√	Not applicable

Changes in provision for impairment of creditor investments due within one year in the current period

☐	Applicable	√	Not applicable

(2).	End-of-year significant creditor investments due within one year

☐	Applicable	√	Not applicable

(3).	Provision of impairment losses

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Explanation of significant changes in the balance of provisions for losses during the period:

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

(4).	Actual write-offs of creditor investments due within one year during the period

☐	Applicable	√	Not applicable

Write-off situation of significant creditor investments due within one year

☐	Applicable	√	Not applicable

Explanation of write-offs of creditor investments due within one year:

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Other creditor investments due within one year

☐	Applicable	√	Not applicable

Other explanations for non-current assets maturing within one year

None

(1).	Situation of other creditor investments due within one year

☐	Applicable	√	Not applicable

Changes in provisions for impairment of creditor investments due within one year during the period

☐	Applicable	√	Not applicable

(2).	End-of-year significant creditor investments due within one year

☐	Applicable	√	Not applicable

(3).	Provision of impairment losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the balance of provisions for losses during the period:

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Actual write-offs of creditor investments due within one year during the period

☐	Applicable	√	Not applicable

Write-off situation of significant creditor investments due within one year

☐	Applicable	√	Not applicable

Explanation of write-offs of creditor investments due within one year:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other explanations for non-current assets maturing within one year

15.	Other current assets

☐	Applicable	√	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Input tax to be certified	1,127,607,243.93	1,224,290,088.04
Input tax to be deducted	131,716,266.50	135,854,796.23
Advance income tax	1,532,295.85	4,964,812.95
Advance payment of other taxes	313,074.76	260,832.25
Total	1,261,168,881.04	1,365,370,529.47

Other notes:

16.	Creditor investments

(1).	Creditor’s investment situation

☐	Applicable	√	Not applicable

Changes in provision for impairment of creditor investments

☐	Applicable	√	Not applicable

(2).	End-of-year significant creditor investments

☐	Applicable	√	Not applicable

(3).	Provision of impairment losses

☐	Applicable	√	Not applicable

Explanation of significant changes in the book value of creditor investments with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for impairment and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Actual write-offs of creditor investments in the current period

☐	Applicable	√	Not applicable

Significant situations of write-off of important creditor investments

☐	Applicable	√	Not applicable

Explanation of creditor investments write-off:

☐	Applicable	√	Not applicable

17.	Other creditor investments

(1).	Situation of other creditor’s investments

☐	Applicable	√	Not applicable

Changes in impairment provision for other creditor investments

☐	Applicable	√	Not applicable

(2).	End-of-year significant other creditor investments

☐	Applicable	√	Not applicable

(3).	Provision of impairment losses

☐	Applicable	√	Not applicable

(4).	Actual write-offs of other creditor investments in the current period

☐	Applicable	√	Not applicable

Significant situations of write-off of other creditor investments

☐	Applicable	√	Not applicable

Explanation of other creditor investments write-off:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

18.	Long-term receivables

(1)	Long-term receivables

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Closing balance			Opening balance		Discount
		Bad debt	Carrying		Bad debt	Carrying	rate
Items	Book balance	provision	value	Book balance	provision	value	interval
Finance lease outlay	246,002,092.19		246,002,092.19	227,393,410.57		227,393,410.57	4.35%-4.90%
Including: unrealized financing income	57,447,519.57		57,447,519.57	48,774,581.99		48,774,581.99
Total	246,002,092.19		246,002,092.19	227,393,410.57		227,393,410.57	/

(2)	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

(3)	The situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4)	Actual write-offs of long-term receivables in the current period

☐	Applicable	√	Not applicable

Significant long-term receivables write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

19.	Long-term equity investments

(1).	Situation of long-term equity investments

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Increase/decrease in the current period
				Investment profit and loss recognized	Other comprehensive	Other	Distribution of cash	Provision of			Closing balance of
	Opening	Increased	Decreased	with the	income	equity	dividends or	impairment			provision for
Investee	balance	investment	investment	equity method	adjustments	changes	profits	losses	Others	Closing balance	impairment
I. Cooperative enterprises
Yonghui Fresh Food Development Co., Ltd.	48,054,895.86			-16,348,071.33						31,706,824.53
Subtotal	48,054,895.86			-16,348,071.33						31,706,824.53
II. Joint ventures
Zhongbai Holdings Group Co., Ltd. (“Zhongbai Group”)	322,222,140.11			-14,000,172.02						308,221,968.09	203,397,822.57
Chengdu Hongqi Chain Co., Ltd. (“Hongqi Chain”)	1,680,000,000.00			55,981,365.54			-35,414,400.00			1,700,566,965.54	358,226,870.98
Fujian OneBank Bank Co., Ltd. (“OneBank”)	693,629,939.95			31,728,570.67	6,545,793.66					731,904,304.28
Xiangcun Gaoke Agricultural Co., Ltd. (“Xiangcun Gaoke”)											399,676,183.23
Fujian Minwei Industrial Co., Ltd.	118,430,151.93			9,103,969.47						127,534,121.40
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	44,568,234.68			-9,818,782.16						34,749,452.52
Beijing Friendship Messenger Trading Co., Ltd.	68,309,218.94			14,435,065.64						82,744,284.58
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	52,216,364.13			3,173,042.89			-4,000,000.00			51,389,407.02
1233 International Supply Chain Management Co., Ltd.	195,862,085.24			9,983,006.32						205,845,091.56
Yunda Online (Shenzhen) Technology Development Co., Ltd.	5,625,700.26			-632,648.65						4,993,051.61	3,218,259.25
Shanghai Xuanhui Business Service Technology Co., Ltd.	19,133.52									19,133.52

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Increase/decrease in the current period
				Investment profit and loss recognized	Other Comprehensive	Other	Distribution of cash	Provision of			Closing balance of
	Opening	Increased	Decreased	with the	income	equity	dividends or	impairment			provision for
Investee	balance	investment	investment	equity method	adjustments	changes	profits	losses	Others	Closing balance	impairment
Zhejiang Bianlixian Supermarket Co., Ltd. (Note 1)	2,727,213.40		-2,694,631.04	-32,582.36
Origin Country Network Technology (Shanghai) Co., Ltd.											4,062,445.92
Yonghui Yunjin Technology Co., Ltd. (Note 2)				234,245.40					203,410,773.21	203,645,018.61
Subtotal	3,183,610,182.16		-2,694,631.04	100,155,080.74	6,545,793.66		-39,414,400.00		203,410,773.21	3,451,612,798.73	968,581,581.95
Total	3,231,665,078.02		-2,694,631.04	83,807,009.41	6,545,793.66		-39,414,400.00		203,410,773.21	3,483,319,623.26	968,581,581.95

Other disclosures

Note 1:	In 2024, all shareholders of Zhejiang Bianlixian Supermarket Co., Ltd. reached a resolution to terminate the operation of the company and cancel its registration. The company completed the deregistration procedures in April 2024.

Note 2:	In June 2024, the Group sold 65% equity of Yonghui Yunjin Technology Co., Ltd. (“Yunjin Technology”) held by the company to Shanghai Paihui Technology Co., Ltd., with a total transfer price of RMB377,762,864.53. After the completion of this transaction, the Group still holds 35% equity of Yunjin Technology, which is accounted for using the equity method.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Impairment testing of long-term equity investments

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

20.	Other equity instrument investments

(1).	Other equity instrument investments

☐	Applicable	√	Not applicable

(2).	Explanation of cases where termination has been confirmed in the current period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

21.	Other non-current financial assets

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Financial assets measured at fair value with changes included in current profits and losses	3,302,565,585.85	3,651,480,119.24
Total	3,302,565,585.85	3,651,480,119.24

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

22.	Investment properties

Measurement model for investment properties

(1).	Investment properties measured with cost measurement model

	Unit: Yuan Currency: RMB

	Houses and
Items	buildings	Total
I. Original book value
1. Opening balance	397,659,542.77	397,659,542.77
2. Increase in current period
3. Decrease in current period
4. Closing balance	397,659,542.77	397,659,542.77
II. Accumulated depreciation and amortization
1. Opening balance	97,511,313.77	97,511,313.77
2. Increase in current period	5,428,009.59	5,428,009.59
(1) Depreciation or amortization	5,428,009.59	5,428,009.59
3. Decrease in current period
4. Closing balance	102,939,323.36	102,939,323.36
III. Provision for impairment
1. Opening balance
2. Increase in current period
3. Decrease in current period
4. Closing balance
IV. Book value
1. Closing book value	294,720,219.41	294,720,219.41
2. Opening book value	300,148,229.00	300,148,229.00

Investment properties consisting of a partial lease of Yonghui Urban Life Plaza and Dongzhan Commercial Building.

(2).	Situation of investment properties without completed property ownership certificates:

☐	Applicable	√	Not applicable

(3).	Impairment testing of investment properties measured at cost

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

23.	Fixed assets

Itemized list

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Fixed assets	3,625,260,512.73	3,842,169,544.96
Total	3,625,260,512.73	3,842,169,544.96

Other notes:

Fixed assets

(1).	Information about fixed assets

√	Applicable	☐	Not applicable

				Unit: Yuan Currency: RMB

	Houses and	Machinery and	Means of	Electronic	Tools and
Items	buildings	equipment	transport	equipment	instruments	Total
I. Original Book Value:
1. Opening balance	3,316,680,657.18	2,524,203,269.13	296,202,616.39	881,990,292.50	1,999,704,606.18	9,018,781,441.38
2. Increase in current period	6,178,090.28	50,667,359.01	409,468.57	6,633,405.93	30,995,061.04	94,883,384.83
(1) Purchase		50,481,518.29	409,468.57	6,633,405.93	30,995,061.04	88,519,453.83
(2) Transferred from work in progress	6,178,090.28	185,840.72				6,363,931.00
3. Decrease in current period		60,362,778.30	3,097,725.68	30,482,065.75	52,462,510.48	146,405,080.21
(1) Disposal or scrapping		60,362,778.30	3,097,725.68	30,482,065.75	52,462,510.48	146,405,080.21
4. Closing balance	3,322,858,747.46	2,514,507,849.84	293,514,359.28	858,141,632.68	1,978,237,156.74	8,967,259,746.00
II. Accumulated depreciation
1. Opening balance	697,063,935.39	1,930,585,429.86	91,402,504.08	816,330,726.11	1,597,313,171.67	5,132,695,767.11
2. Increase in current period	47,272,574.88	116,333,912.72	5,385,989.21	49,730,775.83	79,653,709.71	298,376,962.35
(1) Addition	47,272,574.88	116,333,912.72	5,385,989.21	49,730,775.83	79,653,709.71	298,376,962.35
3. Decrease in current period		53,725,056.82	2,796,324.73	27,437,965.46	46,662,059.94	130,621,406.95
(1) Disposal or scrapping		53,725,056.82	2,796,324.73	27,437,965.46	46,662,059.94	130,621,406.95
4. Closing balance	744,336,510.27	1,993,194,285.76	93,992,168.56	838,623,536.48	1,630,304,821.44	5,300,451,322.51
III. Provision for impairment
1. Opening balance		20,498,458.32	121,239.11	7,833,847.80	15,462,584.08	43,916,129.31
2. Increase in current period
3. Decrease in current period		970,406.75	274.21	455,627.15	941,910.44	2,368,218.55
(1) Disposal or scrapping		970,406.75	274.21	455,627.15	941,910.44	2,368,218.55
4. Closing balance		19,528,051.57	120,964.90	7,378,220.65	14,520,673.64	41,547,910.76
IV. Book value
1. Closing book value	2,578,522,237.19	501,785,512.51	199,401,225.82	12,139,875.55	333,411,661.66	3,625,260,512.73
2. Opening book value	2,619,616,721.79	573,119,380.95	204,678,873.20	57,825,718.59	386,928,850.43	3,842,169,544.96

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Temporary idle fixed assets

☐	Applicable	√	Not applicable

(3).	Fixed assets acquired from operating leasing

☐	Applicable	√	Not applicable

(4).	Fixed assets without certificate of title

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

		Reasons for failure to get
Items	Carrying value	the certificates of title
Factories and office buildings of Guizhou Yonghui Logistics Center	276,703,004.97	Processing
Rail interface of the underground passage at Nanqiaosi Station, Chongqing Xuanhui Real Estate	25,097,831.32	The Group only has the right to use without ownership.
Yonghui Northeast Warehouse Center	184,559,451.27	Processing

On June 30, 2024, the Group had no temporarily idle fixed assets, no finance lease-in fixed assets, and no operating lease-out fixed assets.

(5).	Impairment test of fixed assets

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Disposal of fixed asset

☐	Applicable	√	Not applicable

24.	Construction in progress

Itemized list

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Construction in progress	219,563,980.39	240,333,156.71
Total	219,563,980.39	240,333,156.71

Other notes:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Construction in progress

(1).	Construction in progress

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing balance Impairment			Opening balance Impairment
Items	Book balance	provision	Carrying value	Book balance	provision	Carrying value
Store decoration	51,553,935.14		51,553,935.14	93,794,839.46		93,794,839.46
Phase II of Sichuan Pengzhou Industrial Park	168,010,045.25		168,010,045.25	146,538,317.25		146,538,317.25
Total	219,563,980.39		219,563,980.39	240,333,156.71		240,333,156.71

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Current changes in major projects under construction

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Project name	Budget amount	Opening balance	Increase in current period	Amount of transferred fixed assets of current period	Other decreased amount of current period	Closing balance	Proportion of accumulative total project investment in the budget	Construction progress	Accumulated amount of interest capitalization	Including: amount of capitalization of current interest	Interest capitalization rate in the current period	Source of funds
							(%)	(%)			(%)
Phase II of Sichuan Pengzhou Industrial Park	311,482,500.00	146,538,317.25	21,471,728.00			168,010,045.25	53.94	99				Self-funded
Total	311,482,500.00	146,538,317.25	21,471,728.00			168,010,045.25	/	/			/	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Provision of impairment losses of construction in progress in current period

☐	Applicable	√	Not applicable

(4).	Impairment test of work in progress

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

Engineering materials

☐	Applicable	√	Not applicable

25.	Productive biological assets

(1).	Productive biological assets measured at cost

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Planting
	industry
	Persimmon trees
Items	(matured)	Total
I. Original book value
1. Opening balance	12,727,696.62	12,727,696.62
2. Increase in current period
(1) Purchased
3. Decrease in current period
4. Closing balance	12,727,696.62	12,727,696.62
II. Accumulated depreciation
1. Opening balance	636,384.83	636,384.83
2. Increase in current period	318,192.42	318,192.42
(1) Provision	318,192.42	318,192.42
3. Decrease in current period
4. Closing balance	954,577.25	954,577.25

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Planting
	industry
	Persimmon trees
Items	(matured)	Total
III. Provision for impairment
1. Opening balance
2. Increase in current period
3.Decrease in current period
4.Closing balance
IV. Book value
1. Closing book value	11,773,119.37	11,773,119.37
2. Opening book value	12,091,311.79	12,091,311.79

(2).	Impairment test of productive biological assets measured at cost

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

(3).	Productive biological assets measured at fair value

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

26.	Oil and gas assets

(1).	Situation of oil and gas assets

☐	Applicable	√	Not applicable

(2).	Impairment test of oil and gas assets

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

27.	Right-of-use assets

(1).	Right-of-use assets

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Houses and
Items	buildings	Total
I. Original book value
1. Opening balance	31,073,994,780.13	31,073,994,780.13
2. Increase in current period	232,868,988.99	232,868,988.99
(1) Additions	232,868,988.99	232,868,988.99
3. Decrease in current period	1,602,818,533.74	1,602,818,533.74
(1) Disposal	1,602,818,533.74	1,602,818,533.74
4. Closing balance	29,704,045,235.38	29,704,045,235.38
II. Accumulated depreciation
1. Opening balance	13,575,044,732.54	13,575,044,732.54
2. Increase in current period	982,787,501.40	982,787,501.40
(1) Provision	982,787,501.40	982,787,501.40
3. Decrease in current period	910,667,749.56	910,667,749.56
(1) Disposal	910,667,749.56	910,667,749.56
4. Closing balance	13,647,164,484.38	13,647,164,484.38
III. Provision for impairment
1. Opening balance	465,778,138.23	465,778,138.23
2. Increase in current period
(1) Provision
3. Decrease in current period	106,576,549.66	106,576,549.66
(1) Disposal	106,576,549.66	106,576,549.66
4. Closing balance	359,201,588.57	359,201,588.57
IV. Book value
1. Closing book value	15,697,679,162.43	15,697,679,162.43
2. Opening book value	17,033,171,909.36	17,033,171,909.36

(2).	Impairment test of right-of-use assets

☐	Applicable	√	Not applicable

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

28.	Intangible assets

(1).	Information about intangible assets

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Land use right	Patent rights	Non-patented technologies	Software	Sales network	Total
I. Original book value
1. Opening balance	688,614,068.17	159,739.89	30,222,292.35	1,539,744,808.26	120,952,830.18	2,379,693,738.85
2. Increase in current period	3,975,000.00			309,734.51		4,284,734.51
(1) Acquisition	3,975,000.00			309,734.51		4,284,734.51
3. Decrease in current period				18,408,998.03		18,408,998.03
(1) Disposal				18,408,998.03		18,408,998.03
4. Closing balance	692,589,068.17	159,739.89	30,222,292.35	1,521,645,544.74	120,952,830.18	2,365,569,475.33
II. Accumulated amortization
1. Opening balance	174,911,827.76	71,885.72	18,482,064.68	1,056,880,063.76	42,202,893.09	1,292,548,735.01
2. Increase in current period	7,546,622.44	7,587.65	3,006,945.75	131,342,411.57	3,132,641.53	145,036,208.94
(1) Provision	7,546,622.44	7,587.65	3,006,945.75	131,342,411.57	3,132,641.53	145,036,208.94
3. Decrease in current period				10,414,793.78		10,414,793.78
(1) Disposal				10,414,793.78		10,414,793.78
4. Closing balance	182,458,450.20	79,473.37	21,489,010.43	1,177,807,681.55	45,335,534.62	1,427,170,150.17
III. Provision for impairment
1. Opening balance					49,196,666.66	49,196,666.66
2. Increase in current period
3. Decrease in current period
4. Closing balance					49,196,666.66	49,196,666.66
IV. Book value
1. Closing book value	510,130,617.97	80,266.52	8,733,281.92	343,837,863.19	26,420,628.90	889,202,658.50
2. Opening book value	513,702,240.41	87,854.17	11,740,227.67	482,864,744.50	29,553,270.43	1,037,948,337.18

Intangible assets formed through internal research and development accounted for 6.64% of the balance of intangible assets at the end of the period

(2).	Data resources recognized as intangible assets

☐	Applicable	√	Not applicable

(3).	Conditions of land use right with incomplete certificates of title

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Items	Carrying value	Reasons for failure to get the certificates of title
Guizhou Logistics Park	44,576,187.50	In the process of handling

(4).	Impairment test of intangible assets

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

29.	Goodwill

(1).	Original book value of goodwill

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Increase in
		the current
		period	Decrease in
		Formed by	the current
Name of invested entity or	Opening	business	period	Closing
matter forming goodwill	balance	merger	Disposal	balance
Shanghai Dongzhan International Trade Co., Ltd.	3,661,378.25			3,661,378.25
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	309,118,158.17			309,118,158.17

(2).	Provision for goodwill impairment

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Increase in	Decrease in
		the current	the current
Name of invested entity or	Opening	period	period	Closing
matter forming goodwill	balance	Provision	Disposal	balance
Guangdong PARK&YH Superstores Co., Ltd.	305,456,779.92			305,456,779.92
Total	305,456,779.92			305,456,779.92

(3).	Information about the asset group or asset group portfolio of the goodwill

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Changes in asset group or portfolio of asset groups

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

(4).	Specific method for determining recoverable amount

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

(5).	Performance commitments and corresponding impairment of goodwill

There were performance commitments and the reporting period or the previous reporting period was within the performance commitment period when goodwill was formed

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

30.	Long-term prepaid expenses

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

			Amortization
		Increase in	amount in
	Opening	current	current	Other
Items	balance	period	period	decreases	Closing balance
Renovation costs of rented store	2,261,232,000.32	110,856,543.00	297,079,295.91	39,338,417.89	2,035,670,829.52
Decoration expenses for Nantong Logistics Park project	32,271,084.86	482,403.40	3,712,706.91		29,040,781.35
Decoration expenses for East China Logistics Park	8,992,617.45		1,031,223.79		7,961,393.66
Total	2,302,495,702.63	111,338,946.40	301,823,226.61	39,338,417.89	2,072,673,004.53

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

The decrease in long-term prepaid expenses for the year is due to the closure of certain stores.

31.	Deferred income tax assets/deferred income tax liabilities

(1).	Deferred income tax assets not offset

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Deductible		Deductible
	temporary	Deferred	temporary	Deferred
Items	differences	tax asset	differences	tax asset
Provision for impairment of assets	937,809,402.50	209,282,039.17	1,065,423,597.99	224,564,688.82
Unrealized profits in internal transaction			17,967,274.91	4,491,818.73
Deductible loss	1,040,009,200.13	258,070,025.74	1,163,338,051.11	278,018,136.79
Lease liabilities	14,607,967,460.13	3,008,678,958.29	15,429,510,847.49	3,207,973,110.11
Losses on changes in fair value	74,867,324.92	13,860,492.17
Provision for impairment of credit	111,784,402.74	24,307,399.36	256,322,532.76	60,263,888.18
Estimated liabilities	18,270,764.28	3,494,610.75	20,928,407.74	3,970,261.70
Reward points program	17,161,774.15	3,490,081.00	35,524,886.63	6,797,072.18
Total	16,807,870,328.85	3,521,183,606.48	17,989,015,598.63	3,786,078,976.51

(2).	Deferred tax liabilities not offset

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing balance		Opening balance
	Temporary		Temporary
	taxable	Deferred tax	taxable	Deferred tax
Items	difference	liabilities	difference	liabilities
Estimated value added of the assets in business combination not under same control	263,565,590.92	65,891,397.73	323,468,871.86	80,867,217.97
Profits and losses from changes in fair value	582,268,510.20	126,865,492.85	591,995,024.21	139,919,503.91
One-time deduction of fixed assets	184,567,549.43	37,631,379.11	177,129,438.92	33,014,184.07
Receivable from finance lease payments	36,223,225.64	7,223,480.48	58,131,714.98	11,596,643.50
Right-of-use assets	11,181,412,910.52	2,308,265,013.20	11,843,353,983.51	2,482,192,036.14
Total	12,248,037,786.71	2,545,876,763.37	12,994,079,033.48	2,747,589,585.59

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Deferred income tax assets or deferred income tax liabilities listed in net amount after offset

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount	Closing	Amount	Closing
	not Offset in	Balance of	not Offset in	Balance of
	the Period of	Offset Deferred	the Period of	Offset Deferred
	Deferred Income	Income Tax	Deferred Income	Income Tax
	Tax Assets and	Assets or	Tax Assets and	Assets or
Items	Liabilities	Liabilities	Liabilities	Liabilities
Deferred tax asset	2,487,013,654.72	1,034,169,951.76	2,672,905,882.80	1,113,173,093.71
Deferred tax liabilities	2,487,013,654.72	58,863,108.65	2,672,905,882.80	74,683,702.79

(4).	Details of unrecognized deferred income tax assets

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Deductible temporary differences	1,951,011,222.41	2,116,332,923.41
Deductible loss	9,590,320,612.90	9,245,677,968.30
Total	11,541,331,835.31	11,362,010,891.71

(5).	Deductible losses of unconfirmed deferred income tax assets will be expired in the following listed year

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Year	Closing Balance	Opening Balance	Comments
Year 2024	1,355,525,634.30	1,378,421,768.85
Year 2025	1,046,529,849.67	1,161,064,446.27
Year 2026	2,915,134,391.42	2,979,528,314.54
Year 2027	1,873,003,057.49	1,912,125,772.80
Year 2028	1,653,703,044.71	1,814,537,665.84
Year 2029	746,424,635.31
Total	9,590,320,612.90	9,245,677,968.30	/

Other notes:

☐	Applicable	√	Not applicable

32.	Other non-current assets

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

33.	Assets with ownership or usage restrictions

√	Applicable	☐	Not applicable

					Unit: Yuan Currency: RMB

	End of the period				Opening
Items	Book balance	Carrying value	Restricted type	Restricted situation	Book balance	Carrying value	Restricted type	Restricted situation
Monetary funds	174,430,956.12	174,430,956.12	Freeze	Judicial freeze, deposit	141,300,533.68	141,300,533.68	Freeze	Judicial freeze, deposit
Total	174,430,956.12	174,430,956.12	/	/	141,300,533.68	141,300,533.68	/	/

Other notes:

On June 30, 2024, cash and cash equivalents with a book value of RMB25,914,705.51 (December 31, 2023: RMB28,990,792.66) were used as deposit for lease guarantees.

On June 30, 2024, cash and cash equivalents with a book value of RMB148,516,250.61 (December 31, 2023: RMB112,309,741.02) were frozen due to litigation cases.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

34.	Short-term borrowings

(1).	Classification of short-term loans

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan	4,400,540,277.78	5,130,220,089.04
Total	4,400,540,277.78	5,130,220,089.04

Descriptions for categories of short-term loans:

The Group had no overdue short-term borrowings on June 30, 2024 and December 31, 2023.

(2).	Expired unliquidated short-term loans

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

35.	Trading financial liabilities

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

36.	Derivative financial liabilities

☐	Applicable	√	Not applicable

37.	Notes payable

☐	Applicable	√	Not applicable

38.	Accounts payable

(1).	List of accounts payable

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Payment for goods	7,572,133,519.53	9,816,260,354.84
Total	7,572,133,519.53	9,816,260,354.84

The Group had no significant accounts payable with an aging of more than one year on June 30, 2024 and December 31, 2023.

(2).	Significant accounts payable with an aging of more than one year or overdue

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

39.	Advance receipts

(1).	Presentation of advance receipts

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payment of rent and other expenses from the lessee	276,593,321.13	106,067,963.44
Total	276,593,321.13	106,067,963.44

There were no significant advance receipts with an aging of more than one year on June 30, 2024.

(2).	Important accounts collected in advance with more than one-year aging

☐	Applicable	√	Not applicable

(3).	Amounts and reasons for significant changes in book value during the reporting period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

40.	Contract liabilities

(1).	Contract liabilities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Advance payments from customers	4,686,482,996.02	4,780,629,293.96
Reward points program	36,696,238.90	41,156,582.21
Advance payment of supplier service fees	17,545,550.80	29,055,710.03
Total	4,740,724,785.72	4,850,841,586.20

(2).	Significant contractual liabilities with more than 1-year aging

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Reason for outstanding payment or carry-over
Advance payments from customers	2,918,569,054.70	Fulfillment obligations not occurred
Total	2,918,569,054.70	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Amounts and reasons for significant changes in book value during the reporting period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

41.	Employee compensation payable

(1).	List of payrolls payable

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
I. Short-term payrolls	550,539,081.65	3,179,665,236.05	3,209,432,947.00	520,771,370.70
II. Post-employment welfare – defined contribution plan	37,879,030.53	355,099,591.42	365,690,054.63	27,288,567.32
III. Dismiss welfare	14,439,931.54	51,701,683.69	53,290,075.24	12,851,539.99
Total	602,858,043.72	3,586,466,511.16	3,628,413,076.87	560,911,478.01

(2).	List of short-term payrolls

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
I. Salaries, bonuses, allowances and subsidies	493,391,459.53	2,782,216,194.50	2,806,689,743.46	468,917,910.57
II. Employee services and benefits	2,133,508.21	100,633,324.68	101,115,730.79	1,651,102.10
III. Social Insurance	20,631,696.32	207,407,053.73	213,175,542.51	14,863,207.54
Include: medical insurance premiums	18,748,561.71	192,159,677.15	197,741,872.28	13,166,366.58
Work injury insurance premium	906,544.95	11,362,073.08	11,485,327.80	783,290.23
Maternity insurance premiums	976,589.66	3,885,303.50	3,948,342.43	913,550.73
IV. Housing provident fund	5,842,224.09	69,331,068.62	70,057,914.25	5,115,378.46
V. Labor union expenditure and employee education expenses	28,540,193.50	20,077,594.52	18,394,015.99	30,223,772.03
Total	550,539,081.65	3,179,665,236.05	3,209,432,947.00	520,771,370.70

(3).	List of defined contribution plans

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance
1. Basic endowment insurance	36,568,712.33	343,255,855.62	353,574,639.40	26,249,928.55
2. Unemployment insurance premium	1,310,318.20	11,843,735.80	12,115,415.23	1,038,638.77
Total	37,879,030.53	355,099,591.42	365,690,054.63	27,288,567.32

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

42.	Taxes payable

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
VAT	152,708,596.47	152,072,740.55
Corporate Income Tax	86,059,831.96	22,148,345.90
Personal income tax	9,804,299.01	11,793,228.40
Urban maintenance and construction tax	10,795,101.80	9,338,612.66
Maintenance fees for river and sea embankments	11,100,124.34	19,298,999.79
Housing property tax	4,264,678.83	4,357,111.68
Education Surcharge	8,734,841.38	7,772,496.16
Others	9,865,489.78	18,667,333.83
Total	293,332,963.57	245,448,868.97

Other notes:

43.	Other payables

(1).	Itemized list

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Other payables	1,459,013,244.36	1,725,134,598.87
Total	1,459,013,244.36	1,725,134,598.87

(2).	Interest payable

☐	Applicable	√	Not applicable

Dividends payable

☐	Applicable	√	Not applicable

Other payables

(1).	Other payables listed by nature of payment

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Accrued expenses for store rent, electricity, freight, and other expenses	820,348,315.25	982,418,440.74
Equipment and engineering payments	88,303,993.68	139,990,137.09
Deposits and guarantees	387,583,107.62	443,441,619.45
Others	162,777,827.81	159,284,401.59
Total	1,459,013,244.36	1,725,134,598.87

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Significant other payables with an aging of more than one year or overdue

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

44.	Liabilities held for sale

☐	Applicable	√	Not applicable

45.	Non-current liabilities due within one year

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Long-term borrowings due within one year	350,086,641.67	300,334.58
Lease liabilities due within 1 year	1,844,403,373.70	1,792,051,529.61
Total	2,194,490,015.37	1,792,351,864.19

Other notes:

None

46.	Other current liabilities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Amount of tax to be written off	442,244,527.06	457,882,012.38
Total	442,244,527.06	457,882,012.38

The increases and reductions of short-term bonds payable:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

47.	Long-term borrowings

(1).	Classification of long-term loans

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Credit loan		349,889,789.58
Total		349,889,789.58

No long-term borrowings as of June 30, 2024.

Other disclosures

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

48.	Bonds payable

(1).	Bonds payable

☐	Applicable	√	Not applicable

(2).	Specifics of payable bonds: (excluding preferred shares, perpetual bonds, and other financial instruments classified as financial liabilities)

☐	Applicable	√	Not applicable

(3).	Explanation of convertible bonds

☐	Applicable	√	Not applicable

Accounting treatment and basis for judgment of conversion rights

☐	Applicable	√	Not applicable

(4).	Description on other financial instruments classified as financial liabilities

Basic information of Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Table of change in Preferred Shares, Perpetual Capital Securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Descriptions of the other financial tools in financial liabilities

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

49.	Lease liabilities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Houses and buildings	21,055,555,926.19	22,573,513,713.62
Less: Lease liabilities due within one year	1,844,403,373.70	1,792,051,529.61
Total	19,211,152,552.49	20,781,462,184.01

Other notes:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

50.	Long-term payables

Itemized list

☐	Applicable	√	Not applicable

Long-term accounts payable

☐	Applicable	√	Not applicable

Special accounts payable

☐	Applicable	√	Not applicable

51.	Long-term payroll payable

☐	Applicable	√	Not applicable

52.	Estimated liabilities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Opening balance	Closing balance	Cause
Pending Litigation and Arbitration	37,797,080.80	23,539,437.34	Litigation involved
Total	37,797,080.80	23,539,437.34	/

Other descriptions, including the descriptions of relevant important assumptions and estimations of important accrued liabilities:

The year-end balance of pending lawsuits resulted from disputes arising from housing leases and payment of goods.

53.	Deferred income

Deferred income

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Cause
Governmental subsidy	99,470,899.92		6,714,673.62	92,756,226.30	Received governmental subsidy related to assets
Total	99,470,899.92		6,714,673.62	92,756,226.30	/

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

54.	Other non-current liabilities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Related party borrowing	46,977,316.08	46,931,643.83
Total	46,977,316.08	46,931,643.83

Other notes:

In the fiscal year 2023, the Group’s subsidiary extended loans to ParknShop (China) Investment Co., Ltd. totaling RMB46,250,000.00, with an interest rate of 4.75% and due on May 8, 2026. As of June 30, 2024, the outstanding principal balance of the loan has reached RMB46,250,000.00, with unpaid interest for the quarter of RMB727,316.08.

55.	Capital stock

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Increase/Decrease (+, -)
	Opening balance	New issue	Share donation	Share converted from reserved funds	Others	Subtotal	Closing balance
Total number of shares	9,075,036,993.00						9,075,036,993.00

Other notes:

There was no change in share capital during the current year.

56.	Other equity instruments

(1)	Basic information of preferred shares, perpetual capital securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

(2)	Table of change in preferred shares, perpetual capital securities and other financial instruments issued to the public

☐	Applicable	√	Not applicable

Other descriptions for change situations and reasons on increase and decrease of equity instruments in current period, and relevant accounting treatment basis:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

57.	Capital reserves

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
Capital premium (share capital premium)	3,372,208,364.38			3,372,208,364.38
Other capital reserves	943,116,799.27		67,624,053.93	875,492,745.34
Total	4,315,325,163.65		67,624,053.93	4,247,701,109.72

Other descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Other capital surpluses decreased by RMB67,624,053.93, which was the difference between the newly acquired long-term equity investment in Hubei Yonghui Zhongbai Co., Ltd. by the Company when purchasing minority equity interests, and the net assets calculated based on the new shareholding ratio from the date of purchase. Therefore, the capital surplus was adjusted.

58.	Treasury stock

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	current period	Closing balance
Equity incentive buyback	488,768,297.30			488,768,297.30
Total	488,768,297.30			488,768,297.30

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

59.	Other comprehensive income

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Amount of current period
			Less:	Less:
			transferring	transferring
			other	other
			comprehensive	comprehensive
		Amount	income	income
		before	recorded in the	recorded in the
		income tax	last period into	last period into		Attributable	Attributable
		in the	the profit and	the retained	Less:	to parent	to minority
	Opening	current	loss of current	earnings of	income tax	company	shareholders	Closing
Items	balance	period	period	current period	expense	after tax	after tax	balance
I. Other comprehensive income that cannot be re-classified into profits and losses
II. Other comprehensive income to be re-classified into profits and losses	5,073,713.42	6,624,440.16				6,624,440.16		11,698,153.58
Including: other comprehensive incomes that can be transferred into profit and loss under the equity method	5,403,581.79	6,545,793.66				6,545,793.66		11,949,375.45
Balance arising from the translation of foreign currency financial statements	-329,868.37	78,646.50				78,646.50		-251,221.87
Total of other comprehensive income	5,073,713.42	6,624,440.16				6,624,440.16		11,698,153.58

Other descriptions: including the descriptions for the adjustment of transferring losses and profits of cash flow hedging in force into initially recognized amount of arbitrage project:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

60.	Special reserves

☐	Applicable	√	Not applicable

61.	Surplus reserves

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

		Increase in the	Decrease in the
Items	Opening balance	current period	Current period	Closing balance
Statutory surplus reserve	1,132,840,649.96	1,842,697.22		1,134,683,347.18
Total	1,132,840,649.96	1,842,697.22		1,134,683,347.18

Surplus reserves descriptions, including the descriptions for change situations and reasons on increase and decrease in current period:

Note:	according to the Company Law and the article of associations, the statutory surplus reserve is appropriated by the Company by 10% of the net profit. The Company may stop appropriation if the accumulative balance of the statutory reserve fund has already accounted for over 50% of the Company’s registered capital.

After appropriating the legal accumulation fund, the Company is allowed to appropriate any accumulation fund. Upon approval, the Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company.

The increase in retained earnings for the current year is due to the Company’s sale of a 65% equity interest in Yonghui Yunjin Technology Co., Ltd during the reporting period, while retaining a 35% equity interest. The sale of shares required a change from the cost method to the equity method for the long-term equity investment. The cost of the remaining long-term equity investment needs to be compared with the proportionate share of the identifiable net assets fair value of the invested entity as calculated based on the remaining shareholding ratio. As the cost of the remaining long-term equity investment is lower than the proportionate share of the identifiable net assets fair value of the invested entity as calculated based on the remaining shareholding ratio, an increase of RMB1,842,697.22 in retained earnings has been made while adjusting the cost of the long-term equity investment.

62.	Undistributed profits

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Current period	Last year
Undistributed profits at the end of last period before adjustment	-8,100,437,582.18	-6,751,820,069.61
Total opening undistributed profits during adjustment (increase is indicated by “+”, and decrease is indicated by “-”)
Undistributed profits at the beginning of the year after adjustment	-8,100,437,582.18	-6,751,820,069.61
Add: net profit attributable to the owner of parent company in current period	275,314,748.17	-1,329,052,123.15
Less: appropriation to statutory surplus reserves	1,842,697.22	19,565,389.42
Undistributed profit at the end of the period	-7,826,965,531.23	-8,100,437,582.18

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

63.	Operating revenue and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

Items	Amount of current period		Amount of last period
	Revenue	Cost	Revenue	Cost
Main business	35,363,792,874.93	29,476,447,372.26	39,055,616,949.01	32,603,525,911.65
Other business	2,415,394,040.13	151,797,879.83	2,971,782,622.77	182,639,592.22
Total	37,779,186,915.06	29,628,245,252.09	42,027,399,571.78	32,786,165,503.87

(2).	Operating Revenue Deduction Statement

			Unit: ’0,000 Yuan Currency: RMB

Items	Current year	Specific deductions	Last year	Specific deductions
Operating revenue amount	3,777,918.69		4,202,739.96
Total amount of deducted items from operating revenue	5,427.73		7,520.22
Percentage of total amount of items deducted from operating income to operating income (%)	0.14		0.18
I. Non-core Business Income
Other business income unrelated to normal operations, such as rental of fixed assets, intangible assets, packing materials, sale of materials, non-monetary asset exchanges using materials, income from entrusted management services, and other income included in the main operating income but unrelated to the normal operations of the listed company.	5,187.12	Income from selling waste paper and scraps: RMB51.8712 million	7,087.56	Income from selling waste paper and scraps: RMB70.8756 million.
2. Income from non-qualified financial business activities, such as interests income from funds borrowed; income generated from non-qualified financial businesses introduced in the current and previous fiscal years, such as guarantee, factoring, microloans, finance leasing, pawnbroking, etc., excluding finance leasing activities conducted for the purpose of selling main products
3. Income generated from new trade business in the current and previous fiscal years
4. Income generated from related-party transactions unrelated to the Company’s existing normal business operations	240.61	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.	432.66	This part includes income earned by the Group from providing financial sharing services and information system services to related parties, which is unrelated to the core business and is deducted.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

			Unit: ’0,000 Yuan Currency: RMB

Items	Current year	Specific deductions	Last year	Specific deductions
5. Income of subsidiary companies consolidated under the same control from the beginning of the period to the consolidation date
6. Income generated from business activities that have not formed or have difficulty forming a stable business model Subtotal of non-core business income	5,427.73		7,520.22
II. Income without Substantive Commercial Nature
1. Income generated from transactions or events that do not significantly change the future cash flow of the company in terms of risk, timing, or amount
2. Income generated from transactions without genuine business activities, such as false income realized through self- trading, and false income generated through the use of internet technology or other methods to construct transactions
3. Income generated from business activities with unfair transaction prices
4. Income generated from subsidiary companies or businesses acquired during the current fiscal year at unfair consideration or non-transaction methods
5. Income involved in non-standard audit opinions in the audit report
6. Income generated from other transactions or events without commercial rationality
Subtotal of income without substantive commercial nature
III. Other Income Unrelated to or without Substantive Commercial Nature of the Core Business
Operating revenue after deductions	3,772,490.96			4,195,219.74

Note 1:	Deducted from the income other than normal operations in the first half of the current year is income from selling waste paper and scraps in the amount of RMB51.8712 million (first half of 2023: RMB70.8756 million). Yonghui Superstores Co., Ltd.’s main business includes the sale of fresh products, food supplies, clothing, and related promotional services, logistics and distribution, property purchase and rental, etc. The above-mentioned income is unrelated to the core business and is deducted.

Note 2:	Deducted from the income generated from related-party transactions unrelated to current normal business operations in the first half of the current year is RMB2.4061 million (first half of 2023: RMB4.3266 million), which represents income earned from providing financial sharing services and information system services to related parties, unrelated to the main business, and is deducted accordingly.

Note 3:	The Group’s factoring and small loans business has been conducted since 2017 and is not a newly added non-financial business in the current and previous fiscal years, so the related income does not require deduction.

Note 4:	Apart from the above, the Group has no other non-core business income or income without substantive commercial nature that needs to be deducted.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Breakdown of operating revenue and operating cost

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

	Group		Total
	Operating		Operating
Contract classification	revenue	Operating costs	revenue	Operating costs
Product type Fresh and processed products	13,596,885,995.78	11,903,432,875.45	13,596,885,995.78	11,903,432,875.45
Food supplies	21,766,906,879.15	17,573,014,496.81	21,766,906,879.15	17,573,014,496.81
Others	1,776,390,603.79	52,828,347.95	1,776,390,603.79	52,828,347.95
Lease income	639,003,436.34	98,969,531.88	639,003,436.34	98,969,531.88
By operating region Southeast China	6,427,535,804.92	4,769,034,600.81	6,427,535,804.92	4,769,034,600.81
North China	4,082,992,931.51	3,206,678,311.47	4,082,992,931.51	3,206,678,311.47
East China	8,563,959,925.32	6,846,491,229.48	8,563,959,925.32	6,846,491,229.48
West China	7,521,982,806.85	5,925,882,778.05	7,521,982,806.85	5,925,882,778.05
Southwest China	6,425,025,561.88	5,092,167,436.15	6,425,025,561.88	5,092,167,436.15
South China	1,698,236,904.96	1,350,472,932.18	1,698,236,904.96	1,350,472,932.18
Central China	3,059,452,979.62	2,437,517,963.95	3,059,452,979.62	2,437,517,963.95
Classification by time of transfer of goods
Transfer at a certain time point	35,433,284,698.58	29,476,494,376.14	35,433,284,698.58	29,476,494,376.14
During a certain period Transfer within a certain period	1,706,898,780.14	52,781,344.07	1,706,898,780.14	52,781,344.07
Lease income	639,003,436.34	98,969,531.88	639,003,436.34	98,969,531.88
Total	37,779,186,915.06	29,628,245,252.09	37,779,186,915.06	29,628,245,252.09

Other disclosures

√	Applicable	☐	Not applicable

The income recognized in current year and included in the opening book value of contract liabilities are as follows:

	Unit: Yuan Currency: RMB

	January to June	January to June
	2024	2023
Recognition of revenue at a specific point in time	1,110,027,357.68	1,237,824,598.88

(4).	Description of performance obligations

☐	Applicable	√	Not applicable

(5).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

(6).	Major contract changes or significant adjustment of transaction prices

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

64.	Taxes and surcharges

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Urban maintenance and construction tax	30,837,493.34	30,224,028.02
Education Surcharge	23,317,253.51	23,473,635.36
Housing property tax	16,046,811.03	12,233,432.76
Land use tax	2,513,622.21	2,249,474.55
Stamp duty	22,477,131.60	20,579,327.84
Foundation for water works	11,986,635.81	11,410,917.59
Others	454,886.43	200,685.98
Total	107,633,833.93	100,371,502.10

65.	Sales expenses

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	2,880,594,188.34	3,298,346,067.52
Depreciation and amortization	1,458,050,920.96	1,546,031,542.55
Water and electricity fees and fuel expenses	608,985,748.55	627,635,107.71
Freight and warehousing service fees	478,260,546.20	499,580,891.81
Rent and property management fees	288,671,357.82	275,364,898.84
Business publicity expense	112,805,821.22	224,460,006.45
Cleaning fees	152,528,438.72	202,946,171.75
Low-cost consumables	117,717,666.73	128,622,613.18
Repair fees	69,506,617.58	74,456,441.67
Platform service fee	217,728,041.48	205,040,784.90
Office expenses such as car, travel, and communication expenses	78,388,682.46	127,971,945.84
Others	50,285,161.20	54,026,475.08
Total	6,513,523,191.26	7,264,482,947.30

66.	Administrative expenses

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	573,653,959.88	589,789,650.94
Depreciation and amortization	123,092,060.60	128,857,321.13
Costs of wear and tear of commodities	96,991,238.74	107,243,763.55
Rent and property management fees	1,675,276.68	8,658,070.59
System service fees	28,676,404.73	33,947,944.54
Office expenses such as car, travel, and communication expenses	29,549,034.18	39,083,400.83
Consulting, audit, legal, and other intermediary service expenses	20,617,714.83	16,198,318.70
Others	14,027,948.99	21,656,032.29
Total	888,283,638.63	945,434,502.57

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

67.	Research and development expenses

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Employee compensation	108,010,813.37	176,930,343.92
Office expenses such as car, travel, and communication expenses	12,499,970.51	12,239,962.34
Depreciation and amortization	13,174,267.92	18,191,112.79
Total	133,685,051.80	207,361,419.05

68.	Financial expenses

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Interest expense	606,283,991.18	664,816,098.55
Less: interest income	55,067,138.02	80,001,194.06
Exchange gains and losses	-132,827.17	-1,247,541.28
Service fees and others	78,805,801.02	83,583,111.02
Total	629,889,827.01	667,150,474.23

Note:	This year, interest expenses include interest expenditure on lease liabilities amounting to RMB524,690,119.64.

69.	Other income

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Classification by nature	Amount of current period	Amount of last period
Governmental subsidies related to daily activities	47,691,190.82	74,554,542.27
Return of individual income tax withheld service changes withheld and remitted	1,605,423.72	1,649,696.31
Total	49,296,614.54	76,204,238.58

70.	Investment income

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Long-term equity investment income measured with equity method	83,807,009.41	57,662,606.55
Investment income for disposing long-term equity investment production	-1,645,980.82	3,856,561.78
Investment income from trading financial assets	151,360,829.36	71,228,233.15

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Amount of current period	Amount of last period
Investment income of holding trading financial assets	54,198.62	-15,176,626.99
Investment income from other non-current financial assets acquired	42,055,645.75
Income from investment in financial products	349,407.35	4,210,732.47
Total	275,981,109.67	121,781,506.96

71.	Income from net exposure hedging

☐	Applicable	√	Not applicable

72.	Fair value changes in equity investments

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Sources generating income from changes in fair value	Amount of current period	Amount of last period
Trading financial assets	-183,828,045.27	-21,006,851.52
Total	-183,828,045.27	-21,006,851.52

73.	Impairment loss

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Bad debt loss of accounts receivable	2,293,980.93	18,213,399.64
Bad debt loss/(income) of other receivables	2,345,420.21	-1,501,573.28
Bad debt losses on loans	7,811,203.42	12,477,896.74
Bad debt income of factoring receivable	-27,454,601.29	-10,491,157.39
Total	-15,003,996.73	18,698,565.71

Other notes:

74.	Asset impairment loss

☐	Applicable	√	Not applicable

75.	Gains on disposal of assets

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Loss on disposal of fixed assets	-40,962,600.08	-87,102,461.25
Gains on disposals of rights-of-use-assets	264,831,811.96	260,274,865.64
Total	223,869,211.88	173,172,404.39

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

76.	Non-operating income

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Compensation income	67,310,740.27	87,267,620.59
Cash overage	316,490.04	369,949.67
Accounts payable that can’t be paid	2,465,078.51	22,449,283.15	2,465,078.51
Others	15,839,435.88	21,478,311.24	15,839,435.88
Total	85,931,744.70	131,565,164.65	18,304,514.39

Governmental subsidies included in current profits and losses

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

77.	Non-operating expenses

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period	Amount included in the non-recurring profit and loss of the current period
Total losses on disposal of non-current assets	12,125,324.17	5,065,333.67	12,125,324.17
External donation	100,000.00	10,000.00	100,000.00
Compensation and litigation expenses, etc	6,308,770.69	8,130,676.08	6,308,770.69
Others	1,863,003.67	4,259,072.47	1,854,698.27
Total	20,397,098.53	17,465,082.22	20,388,793.13

78.	Income tax expense

(1)	Table of income tax expenses

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Current income tax expenses	75,638,855.12	108,811,509.65
Deferred income tax expenses	37,317,232.86	70,830,833.55
Total	112,956,087.98	179,642,343.20

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Adjustment of accounting profits and income tax expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Amount of
Items	current period
Total profit	323,783,654.06
Income tax expense calculated as per legal/applicable tax rate	80,945,913.52
Impact on different applicable rates in subsidiary	-51,377,356.06
Impact on adjustment of income tax in last period	-3,643,232.88
Impact on nontaxable income	-55,239,323.36
Impact on nondeductible cost, expense and loss	1,454,614.86
Impact on deductible loss of unrecognized assets from deferred income tax in the previous period	-22,226,450.28
Impact on deductible transient difference or deductible loss of unconfirmed assets from deferred income tax in the current period	185,525,754.36
Profit/(Loss) attributable to Cooperative Enterprises and Joint Ventures	-22,483,832.18
Others
Income tax expenses	112,956,087.98

Other notes:

☐	Applicable	√	Not applicable

79.	Other comprehensive income

√	Applicable	☐	Not applicable

See the Note for details

80.	Cash flow statement items

(1).	Cash relating to operating activities

Other cash received relating to operating activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Governmental subsidy	42,581,940.82	73,759,935.26
Interest income of bank deposit	53,216,780.90	130,739,421.49
Income from compensation, etc.	67,310,740.27	87,267,620.59
Deposits and guarantees, etc.	153,794,473.11	152,441,130.67
Cash overage	316,490.04	369,949.67
Repayments of loans from small loan and factoring companies in Chongqing	444,087,845.55	394,552,963.71
Receipt of receivables/payables and other payments	14,597,004.20	258,046,137.94
Total	775,905,274.89	1,097,177,159.33

Other cash paid relating to operating activities

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Sales expenses, administrative expenses, and research and development expenses	2,531,968,771.64	2,911,290,601.10
Financial expenses – financial service fees	78,805,801.02	83,583,111.02
Expenditure on donation	100,000.00	10,000.00
Penalties, compensation, overdue fine and other non-operating expenses	8,171,774.36	12,389,748.55
Payment of letters of guarantee and security for costs	29,205,789.92	29,744,884.66
Operating transactions such as store petty cash, lease deposits, etc.	15,362,499.97	29,128,312.43
Chongqing microloan and factoring companies’ loan disbursements.	808,475,439.33
Other transactions	121,769,481.50	51,402,119.57
Total	2,785,384,118.41	3,926,024,216.66

(2).	Cash relating to investment activities

Cash received relating to important investment activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Cash received from the transfer of trading financial assets, other equity investments, and the recovery of long-term equity investments	592,415,179.14	117,983,558.39
Joint venture dividends	39,414,400.00	129,235,200.00
Net cash received from the disposal of subsidiaries and other business entities	22,050,815.89
Financial products recovered	699,782,018.02	1,034,299,771.32
Receipt of investment income from financial management	168,259,678.17	4,762,030.06
Total	1,521,922,091.22	1,286,280,559.77

Cash paid relating to important investment activities

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets	255,739,326.16	335,772,028.32
Purchase of bank wealth management, asset management, and trust products	2,880,000,000.00	600,000,000.00
Total	3,135,739,326.16	935,772,028.32

Other cash received relating to investment activities

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Financial products recovered	699,782,018.02	1,034,299,771.32
Receipt of investment income from financial management	168,259,678.17	4,762,030.06
Total	868,041,696.19	1,039,061,801.38

Other cash paid relating to investment activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Purchase of bank wealth management, asset management, and trust products	2,880,000,000.00	600,000,000.00
Total	2,880,000,000.00	600,000,000.00

(3).	Cash relating to financing activities

Other cash received relating to financing activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Receipt of lease payments from finance leases	39,661,515.99	40,032,392.75
Total	39,661,515.99	40,032,392.75

Other cash paid relating to financing activities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Share buy-backs		225,284,643.05
Cash paid to acquire minority interests	100,000.00
Payment of fixed rent for non-exempt lease contracts	1,375,882,145.08	1,311,690,189.62
Total	1,375,982,145.08	1,536,974,832.67

Changes in liabilities generated from financing activities

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

		Increase in the current period		Decrease in the current period
	Opening	Cash	Non-cash	Cash	Non-cash	Closing
Items	balance	changes	changes	changes	changes	balance
Short-term loans	5,130,220,089.04	1,600,000,000.00	76,376,993.21	2,406,056,804.47		4,400,540,277.78
Short-term borrowings and long-term borrowings due within one year	350,190,124.16		5,216,878.33	5,320,360.82		350,086,641.67
Lease liabilities due within one year and lease liabilities	22,573,513,713.62		272,723,123.82	1,375,982,145.08	414,698,766.17	21,055,555,926.19
Total	28,053,923,926.82	1,600,000,000.00	354,316,995.36	3,787,359,310.37	414,698,766.17	25,806,182,845.64

(4).	Explanation of reporting cash flows on a net basis

☐	Applicable	√	Not applicable

(5).	Significant activities and financial effects that do not involve cash inflows or outflows in the current period but affect the financial position of the enterprise or may affect the future cash flows of the enterprise

☐	Applicable	√	Not applicable

81.	Supplementary information for cash flow statement

(1)	Supplementary data to cash flow statement

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Supplementary information	current period	last period
1. Cash flows converted from net profits for business operation activities:
Net profit	210,827,566.08	322,343,694.59
Plus: provision for impairment of assets Credit impairment loss	-15,003,996.73	18,698,565.71
Depreciation of fixed assets, depreciation of oil & gas assets, and depreciation of productive biological assets	298,695,154.77	347,205,824.59
Amortization of right-of-use assets	982,787,501.40	897,618,483.03
Amortisation of intangibles	145,036,208.94	144,807,552.41
Depreciation and amortization of investment properties	5,428,009.59	5,425,202.10
Amortization of long-term deferred expenses	301,823,226.61	298,096,821.08
Losses on the disposal of fixed assets, intangible assets and other long-term assets (profit is indicated by “-”)	-223,869,211.88	-173,172,404.39
Loss on scrapping of fixed assets (profit is indicated by “-”)	12,125,324.17	5,065,333.67
Loss on changes in fair value (profit is indicated by “-”)	183,828,045.27	21,006,851.52
Financial expenses (profit is indicated by “-”)	606,228,920.37	657,084,299.60
Investment loss (profit is indicated by “-”)	-275,981,109.67	-121,781,506.96

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Amount of	Amount of
Supplementary information	current period	last period
Decrease in deferred income tax assets (increase is indicated by “-”)	53,137,827.00	91,059,398.59
Increase in deferred income tax liabilities (decrease is indicated by “-”)	-15,820,594.14	-20,228,565.04
Decrease of inventory (increase is indicated by “-”)	2,568,683,440.45	3,742,775,640.67
Decrease of operational receivables (increase is indicated by “-”)	555,954,192.41	-303,249,518.51
Increase in operational payables (decrease is indicated by “-”)	-2,454,074,632.76	-3,345,570,547.82
Others
Net cash flow from operating activities	2,939,805,871.88	2,587,185,124.84
2. Major investment and financing activities that do not involve cash receipts and payments:
Conversion of debts into capital
Convertible bonds due within one year
Fixed assets under financing lease
3. Net change in cash and cash equivalents:
Closing balance of cash	4,885,936,321.31	4,831,938,292.70
Minus: opening balance of cash	5,696,636,200.67	7,443,008,300.63
Add: closing balance of cash equivalents
Minus: opening balance of cash equivalents
Net increase in cash and cash equivalents	-810,699,879.36	-2,611,070,007.93

(2)	Net cash paid in current period and acquired from subsidiary

☐	Applicable	√	Not applicable

(3)	Net cash received from disposal of subsidiaries during the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount
Cash or cash equivalents received for disposal of subsidiaries during the current period	377,762,864.53
Yonghui Yunjin Technology Co., Ltd.	377,762,864.53
Less: cash and cash equivalents held by subsidiaries on the date of losing the control right	355,712,048.64
Yonghui Yunjin Technology Co., Ltd.	355,712,048.64
Add: cash or cash equivalents received for disposal of subsidiaries in the last period
Net cash received from the disposal of subsidiaries	22,050,815.89

Other notes:

During the reporting period, the Company sold 65% of its equity interest in Yonghui Yunjin Technology Co., Ltd (hereinafter referred to as “Yunjin Technology”) to Shanghai Paihui Technology Co., Ltd for a total transfer price of RMB377,762,864.53. After the completion of this transaction, the Company still holds a 35% equity interest in Yunjin Technology.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4)	Composition of cash and cash equivalents

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
I. Cash	4,885,936,321.31	5,696,636,200.67
Including: cash on hand	50,711,775.13	72,725,636.77
Bank deposit ready for payment at any time	4,642,050,124.51	5,376,687,857.46
Other monetary funds ready for payment at any time	193,174,421.67	247,222,706.44
II. Cash equivalents
Including: bond investments due in three months
III. Closing balance of cash and cash equivalents	4,885,936,321.31	5,696,636,200.67
Including: restricted cash and cash equivalents used by parent company or subsidiaries	174,430,956.12	141,300,533.68

(5)	Situation where the use of cash and cash equivalents is restricted but still presented as cash and cash equivalents

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of
Items	current period	Reason
Monetary funds	148,516,250.61	Judicial frozen
Monetary funds	25,914,705.51	Deposit
Total	174,430,956.12	/

(6)	Monetary funds other than cash and cash equivalents

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

82.	Notes to items in statement of changes in equity

Description for adjustment on item name of “Others”, adjustment amount and other matters at the end of last year:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

83.	Foreign currency monetary items

(1).	Monetary items of foreign currency

√	Applicable	☐	Not applicable

Unit: Yuan

	Closing		Closing
	balance of	Conversion	balance
	foreign	exchange	converted
Items	currency	rate	into RMB
Monetary funds Including: USD	782,290.38	7.13	5,575,227.08
EUR	6,880.74	7.66	52,718.17
HKD	3,941,008.51	0.91	3,596,879.65
JPY	33.00	0.04	1.48
GBP	16,710.13	9.04	151,109.71
CAD	0.17	7.95	1.35
Account receivable
USD	69,318.49	7.13	494,019.01
EUR	2,475.58	7.66	18,967.15
GBP	20,776.75	9.04	187,884.15
Accounts payable
USD	3,094,768.92	7.13	22,055,799.14
EUR	281,108.74	7.66	2,153,770.83
NZD	287,496.87	5.23	1,502,861.14
GBP	20,776.75	9.04	187,884.15
AUD	294,052.37	5.28	1,552,302.46

Other notes:

(2).	Descriptions of entities running businesses overseas: including description of main operating place, recording currency and selection basis, and the reason for change of recording currency of major entities running businesses overseas

☐	Applicable	√	Not applicable

84.	Leases

(1)	As lessee

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Interest expenses on lease liabilities	524,690,119.64	580,622,044.90
Simplified approach for recognizing short-term lease expenses in profit or loss	20,041,030.92	32,270,207.07
Variable lease payments not included in the measurement of lease liabilities	12,221,393.38	12,506,007.51
Income from the sublease of the right to use the assets	651,330,538.82	620,614,275.75
Total cash outflow related to lease	1,408,144,569.38	1,356,466,404.20

Note:	The lease assets leased by the Group include buildings and structures, machinery and equipment, transportation equipment, and other equipment used in the operation process. The lease terms for buildings and structures are usually 5-20 years, while the lease terms for machinery and equipment, transportation equipment, and other equipment are usually 1 year. The lease agreements usually stipulate that the area of leased assets subleased by the Group shall not exceed a certain percentage. Some lease agreements include renewal options, termination options, and variable lease payment terms. Impact of variable lease terms on future potential cash outflows see “Future potential cash outflows not included in lease liability measurement”

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Variable lease payments not included in the measurement of lease liabilities

√	Applicable	☐	Not applicable

The potential future cash outflows that are not included in the measurement of lease liabilities by the Group mainly arise from the risk exposures, such as variables lease payments, renewal and termination options in lease contracts, lease residual value guarantees, and leases committed but not yet commenced.

Leases that have been committed but not yet commenced

The anticipated future cash outflows for leases committed but not yet commenced by the Group are as follows:

Unit: Yuan Currency: RMB

Items	Closing Balance	Opening Balance
Within 1 year (including 1 year)	779,920.00	9,653,725.75
1-2 years (including 2 years)	2,105,436.00	9,611,881.52
2-3 years (including 3 years)	2,123,016.00	9,813,489.13
Over 3 years	29,194,678.24	30,419,809.90
Total	34,203,050.24	59,498,906.30

Simplified treatment of lease expenses for short-term leases or leases of low-value assets

☐	Applicable	√	Not applicable

Lease-back transaction and basis of judgment

☐	Applicable	√	Not applicable

Total cash outflows related to leasing: RMB1,408,144,569.38 (in RMB).

(2)	As a lessor

Operating lease as lessor

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

		Including related income from variable lease payments that are not included in the
Items	Lease income	rental income
Lease income	647,885,809.51
Total	647,885,809.51

Finance lease as lessor

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unit: Yuan Currency: RMB

			Income from
			variable lease
			payments not
			included in the
	Sales gains or	Financing	net investment
Items	losses	income	in the lease
Leases	9,040,724.90	3,444,729.31
Total	9,040,724.90	3,444,729.31

Reconciliation table of undiscounted leasing receipts and net investment in the lease

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Closing	Opening
Items	Balance	Balance
Total undiscounted leasing receipts	356,888,970.86	339,474,576.68
Minus: Unrealized financing income	71,592,677.39	62,701,073.71
Net investment in the lease	285,296,293.47	276,773,502.97

Undiscounted leasing receipts in the next five years

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Undiscounted leasing receipts
	per year
	Closing	Opening
Items	Balance	Balance
Year 1	51,297,595.58	64,217,997.44
Year 2	34,923,847.54	39,688,354.50
Year 3	31,888,334.97	33,232,676.94
Year 4	30,444,312.09	30,840,565.86
Year 5	29,606,723.91	29,763,412.10
Total undiscounted leasing receipts after five years	178,728,156.77	141,731,569.84

(3)	Recognition of sales profit or loss on finance lease as a producer or dealer

☐	Applicable	√	Not applicable

Other disclosures

None

85.	Data resources

☐	Applicable	√	Not applicable

86.	Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

VIII. Research and Development Expenses

(1).	Listed by nature of expenses

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Internal software development, operation and maintenance	133,685,051.80	208,427,137.67
Total	133,685,051.80	208,427,137.67
Wherein: Incurred R&D expenses	133,685,051.80	207,361,419.05
Capitalized R&D expenses		1,065,718.62

(2).	Development expenses that meet the capitalization criteria for research and development projects

☐	Applicable	√	Not applicable

Significant capitalized research and development projects

☐	Applicable	√	Not applicable

Impairment provision for development expenses

☐	Applicable	√	Not applicable

(3).	Significant externally purchased research projects

☐	Applicable	√	Not applicable

IX.	Changes in Consolidation Scope

1.	Business combination not under the same control

☐	Applicable	√	Not applicable

2.	Business combination under the same control

☐	Applicable	√	Not applicable

3.	Counter purchase

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

4.	Disposal of subsidiaries

Existence of transactions or events during the period resulting in loss of control over subsidiaries

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

Name of Subsidiary	Time point of losing control right	Consideration received on the date of loss of control	Loss of control at the disposal proportion	Method of disposal on the date of loss of control	Basis for determining the date of loss of control	Balance between the disposal price and the net assets of the subsidiary entitled in the consolidated financial statement corresponding to the disposal of the investment	Proportion of residual equities on the date of losing control right	Carrying value of remaining equity at the financial statement level on the date of loss of control	Fair value of remaining equity at the financial statement level on the date of loss of control	Re-measurement of the gains or losses arising from the remaining equity at fair value	Methods and key assumptions used for determining the fair value of remaining equity at the financial statement level on the date of loss of control	Amount of other comprehensive income related to the equity investment in the subsidiary transferred to investment income or retained earnings
			(%)				(%)
Yonghui Yunjin Technology Co., Ltd.	April 30, 2024	37,776.29	65	Equity transfer	Agreed terms of equity transfer agreement	0.00	35	20,341.08	20,341.08	0.00	Market approach

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

√	Applicable	☐	Not applicable

During the reporting period, the Company sold 65% of its equity interest in Yonghui Yunjin Technology Co., Ltd (hereinafter referred to as “Yunjin Technology”) to Shanghai Paihui Technology Co., Ltd for a total transfer price of RMB377,762,864.53. After the completion of this transaction, the Company still holds a 35% equity interest in Yunjin Technology.

Whether the situations exist that investment for the subsidiary is disposed in steps by deal for many times and the control right has lost in the reporting period

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

5.	Changes in the combination scope for other reasons

Descriptions for change in combination ranges caused by other reasons (e.g. newly establishment of subsidiary, clearing of subsidiary, etc.), and relevant situations:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

X.	Interests in Other Entities

1.	Equity in Subsidiaries

(1).	Constitution of the enterprise group

√	Applicable	☐	Not applicable

Unit: ‘0,000 Yuan Currency: RMB

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Fujian Minhou Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	RMB50 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Xiamen Yonghui Minsheng Superstores Co., Ltd.	Xiamen, Fujian	RMB41.67 million	Xiamen, Fujian	Commercial retail	100		Investment establishment
Xiamen Yonghui Commercial Co., Ltd.	Xiamen, Fujian	RMB10 million	Xiamen, Fujian	Commercial retail	100		Investment establishment
Fujian Strait Food Development Co., Ltd.	Fuzhou, Fujian	RMB53 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Fujian Yonghui Modern Agriculture Development Co., Ltd.	Fuzhou, Fujian	RMB10 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment
Guangdong Yonghui Superstores Co., Ltd.	Guangzhou, Guangdong	RMB200 million	Guangzhou, Guangdong	Commercial retail		50	Investment establishment
Fujian Yonghui Logistics Co., Ltd.	Fuzhou, Fujian	RMB300 million	Fuzhou, Fujian	Logistic distribution	95	5	Investment establishment
Fujian Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	RMB800 million	Fuzhou, Fujian	Commercial retail	100		Investment establishment
Shenzhen Yonghui Superstores Co., Ltd.	Shenzhen, Guangdong	RMB200 million	Shenzhen, Guangdong	Commercial retail		50	Investment establishment
Fujian Yonghui Import and Export Trade Co., Ltd.	Pingtan, Fujian	RMB10 million	Pingtan, Fujian	Commercial trade		100	Investment establishment
Fujian Yongjin Trading Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou, Fujian	Commercial trade	49	51	Investment establishment
Jiangxi Yonghui Superstores Co., Ltd.	Nanchang, Jiangxi	RMB20 million	Nanchang, Jiangxi	Commercial retail	100		Investment establishment
Chongqing Yonghui Superstores Co., Ltd.	Chongqing	RMB714.4 million	Chongqing	Commercial retail	100		Investment establishment
Yonghui Logistics Co., Ltd.	Chongqing	RMB100 million	Chongqing	Logistic distribution	90	10	Investment establishment
Sichuan Yonghui Store Co., Ltd.	Chengdu, Sichuan	RMB1 billion	Chengdu, Sichuan	Commercial retail	100		Investment establishment
Guizhou Yonghui Superstores Co., Ltd.	Guiyang, Guizhou	RMB200 million	Guiyang, Guizhou	Commercial retail	100		Investment establishment
Chengdu Yonghui Business Development Co., Ltd.	Chengdu, Sichuan	RMB130 million	Chengdu, Sichuan	Logistic distribution	80	20	Investment establishment
Chongqing Xuanhui Real Estate Development Co., Ltd.	Chongqing	RMB100 million	Chongqing	Real estate		100	Investment establishment
Shaanxi Yonghui Superstores Co., Ltd.	Xi’an, Shaanxi	RMB10 million	Xi’an, Shaanxi	Commercial retail	100		Investment establishment
Fuping Yonghui Modern Agricultural Development Co., Ltd.	Fuping, Shaanxi	RMB37 million	Fuping, Shaanxi	Food sales	100		Investment establishment
Guansu Yonghui Superstores Co., Ltd.	Lanzhou, Gansu	RMB10 million	Lanzhou, Gansu	Commercial retail	100		Investment establishment
Qinghai Yonghui Superstores Co., Ltd.	Xining, Qinghai	RMB20 million	Xining, Qinghai	Commercial retail	100		Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Baotou Yonghui Superstores Co., Ltd.	Beijing	RMB50 million	Beijing	Commercial retail	100		Investment establishment
Yonghui Holdings Co., Ltd.	Hong Kong	HKD30 million	Hong Kong	Investment	100		Investment establishment
LOHAS Life International Business Co., Ltd.	Hong Kong	HKD100,000	Hong Kong	Commercial trade		100	Investment establishment
Yonghui Japan Co., Ltd.	Japan	JPY95 million	Japan	Commercial trade		80	Investment establishment
Tianjin Yonghui Superstores Co., Ltd.	Tianjin	RMB10 million	Tianjin	Commercial retail		100	Investment establishment
Anhui Yonghui Superstores Co., Ltd.	Hefei, Anhui	RMB285.08 million	Hefei, Anhui	Commercial retail	100		Investment establishment
Anhui Yonghui Logistics Co., Ltd.	Feidong, Anhui	RMB50 million	Feidong, Anhui	Logistic distribution	100		Investment establishment
Jiangsu Yonghui Superstores Co., Ltd.	Nanjing, Jiangsu	RMB200 million	Nanjing, Jiangsu	Commercial retail	100		Investment establishment
Zhejiang Yonghui Superstores Co., Ltd.	Hangzhou, Zhejiang	RMB120 million	Hangzhou, Zhejiang	Commercial retail	100		Investment establishment
Jiangsu Yonghui Business Management Co., Ltd.	Nanjing, Jiangsu	RMB30 million	Nanjing, Jiangsu	Commercial trade	100		Investment establishment
Ningbo Yonghui Superstores Co., Ltd.	Ningbo, Zhejiang	RMB20 million	Ningbo, Zhejiang	Commercial retail	100		Investment establishment
East China Yonghui Logistics Co., Ltd.	Kunshan, Jiangsu	RMB50 million	Kunshan, Jiangsu	Logistic distribution	100		Investment establishment
Jiaxing Yonghui Superstores Co., Ltd.	Jiaxing, Zhejiang	RMB40 million	Jiaxing, Zhejiang	Commercial retail	100		Investment establishment
Henan Yonghui Superstores Co., Ltd.	Zhengzhou, Henan	RMB80.86 million	Zhengzhou, Henan	Commercial retail	100		Investment establishment
Shanxi Yonghui Superstores Co., Ltd.	Taiyuan, Shanxi	RMB50 million	Taiyuan, Shanxi	Commercial retail	100		Investment establishment
Heilongjiang Yonghui Superstores Co., Ltd.	Harbin, Heilongjiang	RMB100 million	Harbin, Heilongjiang	Commercial retail	100		Investment establishment
Jilin Yonghui Superstores Co., Ltd.	Changchun, Jilin	RMB300 million	Changchun, Jilin	Commercial retail	100		Investment establishment
Liaoning Yonghui Superstores Co., Ltd.	Shenyang, Liaoning	RMB600 million	Shenyang, Liaoning	Commercial retail	100		Investment establishment
Liaoning Yonghui Logistics Co., Ltd.	Shenyang, Liaoning	RMB100 million	Shenyang, Liaoning	Logistic distribution		100	Investment establishment
Songyuan Yonghui Superstores Co., Ltd.	Songyuan, Jilin	RMB10 million	Songyuan, Jilin	Commercial retail		55	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Shanghai Yonghui Superstores Co., Ltd.	Shanghai	RMB300 million	Shanghai	Commercial retail	100		Investment establishment
Shanghai Baoshan Yonghui Superstores Co., Ltd.	Shanghai	RMB20 million	Shanghai	Commercial retail		100	Investment establishment
Shanghai Yonghui Yangpu Superstores Co., Ltd.	Shanghai	RMB40 million	Shanghai	Commercial retail		100	Investment establishment
Shanghai Songjiang Yonghui Superstores Co., Ltd.	Shanghai	RMB1 million	Shanghai	Commercial retail		100	Investment establishment
Fuping Yunshang Supply Chain Management Co., Ltd.	Fuping, Shaanxi	RMB200 million	Fuping, Shaanxi	Commercial trade	100		Investment establishment
Xizang Yonghui Superstores Co., Ltd.	Lhasa, Xizang	RMB20 million	Lhasa, Xizang	Commercial retail	100		Investment establishment
Guizhou Yonghui Logistics Co., Ltd.	Guiyang, Guizhou	RMB50 million	Guiyang, Guizhou	Logistic distribution	100		Investment establishment
Chengde Yonghui Renhe Superstores Co., Ltd.	Chengde, Hebei	RMB10 million	Chengde, Hebei	Commercial retail		51	Investment establishment
Hebei Yonghui Superstores Co., Ltd.	Shijiazhuang, Hebei	RMB200 million	Shijiazhuang, Hebei	Commercial retail	100		Investment establishment
Gansu Minxian Yonghui Agricultural Development Co., Ltd.	Minxian, Gansu	RMB20 million	Minxian, Gansu	Food sales		51	Investment establishment
Shandong Yonghui Superstores Co., Ltd.	Jinan, Shandong	RMB50 million	Jinan, Shandong	Commercial retail	100		Investment establishment
Fuzhou Dongzhan International Trade Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou, Fujian	Commercial trade		100	Investment establishment
Ruilingtong Marketing Services (Shanghai) Co., Ltd.	Shanghai	RMB10 million	Shanghai	Business services		57	Investment establishment
Guangdong PARK&YH Superstores Co., Ltd.	Shenzhen, Guangdong	RMB850 million	Shenzhen, Guangdong	Commercial retail	50		Investment establishment
Beijing Yonghui Superstores Co., Ltd.	Beijing	RMB600 million	Beijing	Commercial retail	100		Investment establishment
Hubei Yonghui Zhongbai Superstores Co., Ltd.	Wuhan, Hubei	RMB100 million	Wuhan, Hubei	Commercial retail	100		Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Yunnan Yonghui Superstores Co., Ltd.	Kunming, Yunnan	RMB50 million	Kunming, Yunnan	Commercial retail	100		Investment establishment
Ningxia Yonghui Superstores Co., Ltd.	Yinchuan, Ningxia	RMB10 million	Yinchuan, Ningxia	Commercial retail	100		Investment establishment
Hunan Yonghui Superstores Co., Ltd.	Changsha, Hunan	RMB40 million	Changsha, Hunan	Commercial retail	100		Investment establishment
Guangxi Yonghui Superstores Co., Ltd.	Nanning, Guangxi	RMB20 million	Nanning, Guangxi	Commercial retail	100		Investment establishment
Beijing Yonghui Commercial Co., Ltd.	Beijing	RMB112.42 million	Beijing	Commercial retail		100	Consolidation not under the same control
Shanghai Dongzhan International Trade Co., Ltd.	Shanghai	RMB43.55 million	Shanghai	Commercial trade	100		Consolidation not under the same control
Shanghai Yinjie International Trade Co., Ltd.	Shanghai	RMB1 million	Shanghai	Commercial trade		100	Consolidation not under the same control
Guangzhou PARK&YH Superstores Co., Ltd.	Guangzhou, Guangdong	RMB218.74 million	Guangzhou, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Jiangmen ParknShop Supermarket Co., Ltd.	Jiangmen, Guangdong	RMB5 million	Jiangmen, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Dongguan DG Mall Supermarket Co., Ltd.	Dongguan, Guangdong	RMB2.5 million	Dongguan, Guangdong	Commercial retail		48.34	Consolidation not under the same control
Yonghui Yunchuang Technology Co., Ltd.	Shanghai	RMB2.25 billion	Shanghai	Business services	46.6		Consolidation not under the same control
Fujian Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	RMB10 million	Fuzhou, Fujian	Commercial retail		46.6	Consolidation not under the same control
Shenzhen Yonghui Yunchuang Technology Co., Ltd.	Shenzhen, Guangdong	RMB10 million	Shenzhen, Guangdong	Commercial retail		46.6	Consolidation not under the same control
Fujian Yunwang Technology Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial retail		27.96	Consolidation not under the same control
Chongqing Yonghui Yunchuang Technology Co., Ltd.	Chongqing	RMB10 million	Chongqing	Commercial retail		46.6	Consolidation not under the same control
Fuzhou Yonghui Yunchuang Technology Co., Ltd.	Fuzhou, Fujian	RMB11.3 million	Fuzhou, Fujian	Commercial retail		46.6	Consolidation not under the same control

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Beijing Yonghui Yunchuang Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Commercial retail		46.6	Consolidation not under the same control
Beijing Huichuang Youpin Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Commercial retail		46.6	Combination not under same control
Jiangsu Yonghui Yunchuang Technology Co., Ltd.	Nanjing, Jiangsu	RMB10 million	Nanjing, Jiangsu	Commercial retail		46.6	Consolidation not under the same control
Anhui Yonghui Yunchuang Technology Co., Ltd.	Hefei, Anhui	RMB10 million	Hefei, Anhui	Commercial retail		46.6	Consolidation not under the same control
Xiamen Yongyun Technology Co., Ltd.	Xiamen, Fujian	RMB10 million	Xiamen, Fujian	Commercial retail		27.96	Consolidation not under the same control
Shanghai Yonghui Yunchuang Technology Co., Ltd.	Shanghai	RMB10 million	Shanghai	Technical service		46.6	Consolidation not under the same control
Fuzhou Minhou Yonghui Superstores Co., Ltd.	Fuzhou, Fujian	RMB89.55 million	Fuzhou, Fujian	Commercial retail	100		Consolidation under the same control
Fujian Yonghui Commercial Co., Ltd.	Fuzhou, Fujian	RMB35.1 million	Fuzhou, Fujian	Commercial retail	100		Consolidation under the same control
Jiangsu Yunfu Supply Chain Management Co., Ltd.	Nanjing, Jiangsu	RMB10 million	Nanjing, Jiangsu	Food sales		100	Investment establishment
Shandong Fuping Supply Chain Management Co., Ltd.	Weifang, Shandong	RMB10 million	Weifang, Shandong	Commercial retail		100	Investment establishment
Hainan Fuli Supply Chain Management Co., Ltd.	Sanya, Hainan	RMB10 million	Sanya, Hainan	Commercial retail		100	Investment establishment
Anhui Fuwan Supply Chain Management Co., Ltd.	Hefei, Anhui	RMB10 million	Hefei, Anhui	Commercial retail		100	Investment establishment
Zhuhai Fuyue Supply Chain Management Co., Ltd.	Zhuhai, Guangdong	RMB10 million	Zhuhai, Guangdong	Commercial retail		100	Investment establishment
Hebei Fuji Supply Chain Management Co., Ltd.	Shijiazhuang, Hebei	RMB10 million	Shijiazhuang, Hebei	Commercial retail		100	Investment establishment
Guangdong Fuyue Supply Chain Management Co., Ltd.	Guangzhou, Guangdong	RMB30 million	Guangzhou, Guangdong	Commercial retail		100	Investment establishment
Zhejiang Yunfu Supply Chain Management Co., Ltd.	Hangzhou, Zhejiang	RMB30 million	Hangzhou, Zhejiang	Food sales		100	Investment establishment

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Principal Place of	Registered	Registered	Nature of	Shareholding ratio (%)		Acquisition
Name of Subsidiary	Business	capital	address	business	Direct	Indirect	method
Fuzhou Fuping Supply Chain Management Co., Ltd.	Fuzhou, Fujian	RMB30 million	Fuzhou, Fujian	Food sales		100	Investment establishment
Shanghai Yunfu Supply Chain Management Co., Ltd.	Shanghai	RMB30 million	Shanghai	Food sales		100	Investment establishment
Sichuan Yunfu Supply Chain Management Co., Ltd.	Chengdu, Sichuan	RMB10 million	Chengdu, Sichuan	Food sales		100	Investment establishment
Yunnan Fuping Yunshang Supply Chain Management Co., Ltd.	Kunming, Yunnan	RMB10 million	Kunming, Yunnan	Food sales		100	Investment establishment
Baotou Yonghui Commercial Co., Ltd.	Baotou, Inner Mongolia	RMB50 million	Baotou, Inner Mongolia	Commercial retail	100		Investment establishment
Beijing Yonghui Technology Co., Ltd.	Beijing	RMB10 million	Beijing	Technical service	100		Investment establishment
Fujian Yuntong Supply Chain Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment
Fujian Yongyuehui Business Management Co., Ltd.	Fuzhou, Fujian	RMB100 million	Fuzhou, Fujian	Commercial trade	100		Investment establishment
Guangxi Fuyue Supply Chain Management Co., Ltd.	Nanning, Guangxi	RMB10 million	Nanning, Guangxi	Commercial retail		100	Investment establishment
Zhangzhou Yonghui Digital Business Co., Ltd.	Zhangzhou, Fujian	RMB10 million	Zhangzhou, Fujian	Commercial retail		100	Investment establishment
Sichuan Huipeng E-commerce Co., Ltd.	Chengdu, Sichuan	RMB100 million	Chengdu, Sichuan	Commercial retail	100		Investment establishment
Anhui Yonghui Business Management Co., Ltd.	Fuyang, Anhui	RMB10 million	Fuyang, Anhui	Commodity distribution		100	Investment establishment
Yonghui Technology Co., Ltd.	Fuzhou, Fujian	RMB50 million	Fuzhou, Fujian	Technical service	100		Investment establishment

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

None

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Basis on being controllable of the invested company with half or less voting rights as well as on being uncontrollable of the invested company but with half or more voting rights:

Although the Group only holds less than 50% of the equity interest in Guangdong ParknShop Yonghui Superstores Co., Ltd (“Guangdong ParknShop”) and its subsidiaries, Guangdong ParknShop is a Sino-foreign joint venture where the highest governing body is the Board of Directors, consisting of six directors. The Group has the right to appoint the chairman and two additional directors. Major operational decisions require approval by more than half (including half) of the directors. If the attending directors reach a consensus of equal number of approvals and rejections, the Board of Directors shall vote again on the resolution, and all attending directors shall vote according to the chairman’s voting result. Therefore, the Group considers it as a subsidiary.

The control basis on important structured bodies within the consolidation scope:

None

Basis for determining whether the company is an agent or a bailor:

None

Other notes:

None

(2).	Important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Name of Subsidiary	Shareholding ratio of minority shareholders	Profit and loss attributable to minority shareholders in this term	Dividends assigned to shareholders in this term	Closing balance of equity of minority shareholders
	(%)
Guangdong PARK&YH Superstores Co., Ltd.	50.00	-24,859,175.77		-54,025,565.64
Yonghui Yunchuang Technology Co., Ltd.	53.40	-33,988,576.23		71,847,410.52

Illustration on the difference between the shareholding ratio in subsidiaries and voting right ratio:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Main financial information of important non-wholly-owned subsidiaries

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Closing balance						Opening balance
Name of Subsidiary	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Current assets	Non- current asset	Total assets	Current liabilities	Non- current liabilities	Total liabilities
Guangdong PARK&YH Superstores Co., Ltd.	162,539.55	89,545.05	252,084.60	200,918.91	98,323.30	299,242.21	158,952.25	97,647.21	256,599.46	203,660.21	95,067.51	298,727.72
Yonghui Yunchuang Technology Co., Ltd.	95,863.18	523.35	96,386.53	101,958.28		101,958.28	353,002.45	622.97	353,625.42	359,274.29		359,274.29

	Amount of current period				Amount of last period
Name of Subsidiary	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities	Operating revenue	Net profit	Total comprehensive income	Cash flow from operating activities
Guangdong PARK&YH Superstores Co., Ltd.	154,070.34	-5,029.35	-5,029.35	21,031.46	170,760.69	-5,654.11	-5,654.11	14,764.27
Yonghui Yunchuang Technology Co., Ltd.	4,912.57	77.12	77.12	-183.37	3,549.42	3,597.62	3,597.62	-2,342.35

Other notes:

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Important limitations on using Company’s assets and paying off liabilities of the Company (Group):

☐	Applicable	√	Not applicable

(5).	Financial support and other support provided to the structured entities that are included in the consolidated financial statement:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

2.	Transactions controlling the subsidiaries in case of equity shares change of subsidiaries

√	Applicable	☐	Not applicable

(1).	Description on changes in equity of subsidiaries

☐	Applicable	√	Not applicable

(2).	Influences of transactions on minority equity and equity attributable to the parent company

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Hubei Yonghui Zhongbai Superstores Co., Ltd.
Purchase cost/disposal consideration
– Cash	100,000.00
– Fair value of the non-cash assets
Total purchase cost/disposal consideration	100,000.00
Less: subsidiary’s net asset shares calculated according to the ratio of acquired/disposed equities	-67,524,053.93
Difference	67,624,053.93
Including: adjusting capital reserves	67,624,053.93
Adjusting surplus reserves
Adjusting undistributed profits

Other disclosures

☐	Applicable	√	Not applicable

3.	Equities in Cooperative Enterprises and Joint Ventures

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(1).	Important cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Names of cooperative enterprises and joint	Principal Place of	Registered	Nature of	Shareholding ratio (%)		Accounting treatment method for investment in cooperative enterprises and joint
ventures	Business	address	business	Direct	Indirect	ventures
Zhongbai Holdings Group Co., Ltd.	Wuhan, Hubei	Wuhan, Hubei	Commercial retail		9.85	Equity method
Fujian OneBank Limited	Pingtan, Fujian	Pingtan, Fujian	Finance	29.8		Equity method
Chengdu Hongqi Chain Co., Ltd.	Chengdu, Sichuan	Chengdu, Sichuan	Commercial retail	21.00		Equity method

Description on the difference between the shareholding ratio in cooperative enterprises or joint ventures and voting right:

None

Basis for having significant influence with less than 20% voting rights, or having 20% or more voting rights but not having significant influence: According to the provisions of the Articles of Association of Zhongbai Group, there are five non-independent directors in the Board of Directors, and the Company holds one seat. Therefore, the management of the Group thinks that it can exert significant influence over Zhongbai Group, making Zhongbai an affiliated business of the Company.

(2).	Main financial information of important cooperative enterprises

☐	Applicable	√	Not applicable

(3).	Main financial information of important joint ventures

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Closing balance/amount of current period			Opening balance/incurred amount of last period
	Zhongbai Group	OneBank	Hongqi Chain	Zhongbai Group	OneBank	Hongqi Chain
Current assets	331,686.51	3,011,703.07	455,823.12	346,921.76	2,680,623.74	452,686.41
Non-current asset	774,493.53	516,880.60	353,853.97	799,764.29	656,790.65	358,342.97
Total assets	1,106,180.04	3,528,583.67	809,677.09	1,146,686.05	3,337,414.39	811,029.38

Current liabilities	656,307.95	2,338,331.82	338,628.38	667,933.80	1,670,431.30	345,821.85
Non-current liabilities	231,805.77	945,117.10	50,136.41	241,604.00	1,434,692.08	54,087.02
Total liabilities	888,113.72	3,283,448.92	388,764.79	909,537.80	3,105,123.38	399,908.87

Minority interests	3,646.32		64.73	6,640.86		66.74
Shareholders’ equity attributable to the parent company	214,420.00	245,134.75	420,847.57	230,507.39	232,291.01	411,053.77

Net asset share calculated as per shareholding ratio	21,304.97	73,050.16	88,377.99	22,704.98	69,222.72	86,321.29

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Closing balance/amount of current period			Opening balance/incurred amount of last period
	Zhongbai Group	OneBank	Hongqi Chain	Zhongbai Group	OneBank	Hongqi Chain
Adjustments	9,517.23	140.27	81,678.71	9,517.23	140.27	81,678.71
– Goodwill
– Unrealized profits in internal transaction
– Others	9,517.23	140.27	81,678.71	9,517.23	140.27	81,678.71
Book value on equity investment of joint ventures	30,822.20	73,190.43	170,056.70	32,222.21	69,362.99	168,000.00
Fair value of equity investment of joint ventures with public offer	22,613.13		132,232.80	29,323.26		142,228.80

Operating revenue	571,050.88	41,407.73	518,638.99	631,244.40	36,218.90	500,286.99
Net profit	-14,327.52	10,647.17	26,655.79	1,378.56	3,085.17	25,678.89
Net profits under discontinued operations
Other comprehensive income		2,196.58			2,022.70
Total comprehensive income	-14,327.52	12,843.75	26,655.79	1,378.56	5,107.87	25,678.89

Annual dividend received from joint ventures			3,541.44			12,623.52

(4).	Financial information summary of unimportant cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

	Closing balance/amount of current period	Opening balance/incurred amount of last period
Cooperative enterprises:
Total book value of investment	3,170.68	4,805.49
Total of the following items calculated as per the shareholding ratio
– Net profit	-1,634.81	-2,413.86
– Other comprehensive income
– Total comprehensive income	-1,634.81	-2,413.86

Joint ventures:
Total book value of investment	71,091.96	48,775.81
Total of the following items calculated as per the shareholding ratio
– Net profit	2,644.53	1,765.30
– Other comprehensive income
– Total comprehensive income	2,644.53	1,765.30

As there is no obligation to bear additional losses for Fuzhou Yijiu San San Bean Products Co., Ltd., its net loss is recognized only up to the carrying value of long-term equity investments and other long-term equity interests that essentially represent its net investment, with a write-down to zero.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(5).	Description on significant limitations of the ability to transfer funds to the Company by cooperative enterprises and joint ventures

☐	Applicable	√	Not applicable

(6).	Excess loss occurred to cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

Unit: ’0,000 Yuan Currency: RMB

Names of cooperative enterprises and joint ventures	Accumulated unrecognized losses accumulated in the previous period	Unconfirmed losses this term (or net profit shared this term)	Accumulated unconfirmed losses at the end of term
Fuzhou Yijiu San San Bean Products Co., Ltd.	1,017.46	409.16	1,426.62
Total	1,017.46	409.16	1,426.62

(7).	Unconfirmed commitment related to cooperative enterprise investment

☐	Applicable	√	Not applicable

(8).	Contingent liability related to cooperative enterprise or joint venture investment

☐	Applicable	√	Not applicable

4.	Key joint operations

☐	Applicable	√	Not applicable

5.	Equity in structured entities not included in the consolidated financial statement

Description on the structured main body that is not included in the combined financial statement:

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

XI.	Governmental Subsidy

1.	Governmental subsidy recognized as receivables at the end of the reporting period

☐	Applicable	√	Not applicable

Reasons for not receiving the expected amounts of governmental subsidy at estimated time

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

2.	Liabilities related to governmental subsidies

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Item	Opening balance	Newly increased subsidy amount in current period	Amount of non-operating income included in current period	Transferred to other comprehensive income in the current period	Other changes in current period	Closing balance	Related to assets/income
Deferred income	99,470,899.92			6,714,673.62		92,756,226.30	Asset-related
Total	99,470,899.92			6,714,673.62		92,756,226.30	/

3.	Governmental subsidies recognized in the current profit and loss

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Types	Amount of current period	Amount of last period
Income-related	40,976,517.20	69,402,691.77
Asset-related	6,714,673.62	5,151,850.50
Total	47,691,190.82	74,554,542.27

Other notes:

Major governmental subsidy information as follows:

Unit: Yuan Currency: RMB

Items	Recorded in other comprehensive income for the year	Related to assets/income
Supply subsidies	16,312,911.92	Income-related
Reward subsidies	8,599,652.00	Income-related
Enterprise support subsidies	6,662,605.60	Income-related
Employment and skill subsidies	3,261,186.34	Income-related

XII.	Risks Related to Financial Instruments

1.	Risks of financial instruments

√	Applicable	☐	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Classification of financial instruments

The Group’s main financial instruments include cash and cash equivalents, accounts receivable, other receivables, trading financial assets, non-current assets due within one year, long-term receivables, other non-current financial assets, accounts payable, other payables, short-term borrowings, non-current liabilities due within one year, long-term borrowings, lease liabilities, other non-current liabilities. Details of the financial instruments are disclosed in the relevant notes. The risks associated with these financial instruments and the risk management policies adopted by the Group to mitigate these risks are described below. The Management of the Group manages and monitors these risk exposures to ensure that the risks are kept within limits. The book values of various financial instruments on the balance sheet date are as follows:

Financial assets as of June 30, 2024

Unit: Yuan Currency: RMB

Items	Financial assets measured at fair value with changes included in current profits and losses	Financial assets measured at amortized costs	Total
Monetary funds		5,060,367,277.43	5,060,367,277.43
Trading financial assets	2,709,808,027.29		2,709,808,027.29
Account receivable		340,365,769.57	340,365,769.57
Other receivables		499,763,124.04	499,763,124.04
Non-current assets due within one year		39,294,201.28	39,294,201.28
Long-term receivables		246,002,092.19	246,002,092.19
Other non-current financial assets	3,302,565,585.85		3,302,565,585.85
Total	6,012,373,613.14	6,185,792,464.51	12,198,166,077.65

Financial assets as of December 31, 2023

Unit: Yuan Currency: RMB

Items	Financial assets measured at fair value with changes included in current profits and losses	Financial assets measured at amortized costs	Total
Monetary funds		5,839,069,618.08	5,839,069,618.08
Loans and advances		557,908,591.96	557,908,591.96
Trading financial assets	735,971,777.07		735,971,777.07
Factoring receivable		68,688,964.38	68,688,964.38
Account receivable		421,742,480.93	421,742,480.93
Other receivables		563,971,664.48	563,971,664.48
Non-current assets due within one year		49,380,092.40	49,380,092.40
Long-term receivables		227,393,410.57	227,393,410.57
Other non-current financial assets	3,651,480,119.24		3,651,480,119.24
Total	4,387,451,896.31	7,728,154,822.80	12,115,606,719.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Financial liabilities

Unit: Yuan Currency: RMB

Items	Financial assets measured at amortized cost as of June 30, 2024.	Financial assets measured at amortized cost as of December 31, 2023.
Short-term loans	4,400,540,277.78	5,130,220,089.04
Accounts payable	7,572,133,519.53	9,816,260,354.84
Other payables	638,664,929.11	742,716,158.13
Non-current liabilities due within one year	2,194,490,015.37	1,792,351,864.19
Long-term borrowings		349,889,789.58
Lease liabilities	19,211,152,552.49	20,781,462,184.01
Other non-current liabilities	46,977,316.08	46,931,643.83
Total	34,063,958,610.36	38,659,832,083.62

Risks of financial instruments

The Group faces various risks related to financial instruments in its day-to-day activities, including credit risk, liquidity risk, and market risk. An overview of the risk management policies of the Group regarding these risks is as follows.

The Board of Directors is responsible for establishing the risk management framework for the Group, formulating risk management policies and guidelines, and overseeing the implementation of risk management measures. The Group has established risk management policies to identify and analyze the risks it faces. These risk management policies provide specific guidelines for managing various aspects of risk, including market risk, credit risk, and liquidity risk. The Group periodically assesses the market environment and changes in its business activities to determine whether updates are required for the risk management policies and systems. The risk management for the Group is conducted by the Risk Management Committee in accordance with the policies approved by the Board of Directors. The Risk Management Committee identifies, evaluates, and mitigates relevant risks through close cooperation with other business departments within the Group. The Group’s internal audit department conducts regular audits of risk management controls and procedures, and reports the audit findings to the Group’s Audit Committee.

The Group diversifies its investment and business portfolio appropriately to mitigate financial instrument risks. It also reduces risks concentrated in a single industry, specific geographical area, or specific counterparties by developing corresponding risk management policies.

Credit risk

The Group only trades with recognized third party with good reputation. According to the Group’s policy, credit checks are conducted on all customers who request credit transactions. Furthermore, the Group continuously monitors the balance of accounts receivable to ensure it does not face significant bad debt risks. For transactions not settled in the functional currency of the relevant operating unit, the Group does not provide credit terms unless specifically approved by the Group’s credit control department.

As the counterparties for cash and fund product transactions are reputable banks with high credit ratings, the credit risk associated with these financial instruments is low.

The Group’s other financial assets include debt investments, accounts receivable, other receivables, and long-term receivables. The credit risk of these financial assets arises from the default of counterparties, and the maximum exposure to risk is equal to the carrying value of these instruments.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The maximum credit risk exposure to the Group on each balance sheet date is the total amount receivable from customers, net of impairment allowances.

Since the Group only trades with recognized and reputable third parties, no collateral is required. Credit risk concentrations are managed based on customers/counterparties, geographical areas, and industries. As of June 30, 2024, the Group has exposed to concentration of specific credit risk, where 29.69% (December 31, 2023: 32.64%) of the Group’s accounts receivable is attributable to the five largest customers with the highest balances.

Criteria for determining a significant increase in credit risk

The Group assesses on each balance sheet date whether there has been a significant increase in credit risk of the relevant financial instruments since initial recognition. When determining whether there is a significant increase in credit risk after initial recognition, the Group considers obtaining reasonable and supportable information without incurring unnecessary additional costs or efforts. This includes qualitative and quantitative analysis based on the Group’s historical data, external credit risk ratings, and forward-looking information. Based on a single financial instrument or a combination of financial instruments with similar credit risk characteristics, the Group compares the default risk of financial instruments on the balance sheet date with the default risk on the initial recognition date to determine the change of the default risk of financial instruments during the expected duration of the financial instruments.

When the following qualitative criteria are triggered, the Group considers that there has been a significant increase in credit risk for financial instruments:

•	The qualitative criteria primarily include significant adverse changes in the debtor’s business or financial condition and the occurrence of credit-impaired assets on the watchlist.

To determine if credit impairment has occurred, the Group applies criteria consistent with its internal credit risk management objectives, considering both quantitative and qualitative indicators. The Group considers the following factors primarily when assessing whether a debtor has incurred credit impairment:

(1)	The issuer or debtor experiences significant financial difficulties.

(2)	The debtor breaches any of the contractual stipulations, for example, fails to pay or delays the payment of interests or the principal, etc.;

(3)	The creditor, due to economic or contractual considerations relating to the debtor’s financial difficulties, grants the debtor concessions that would not otherwise be made;

(4)	The debtor is likely to become bankrupt or carry out other financial reorganizations;

(5)	The financial difficulties of the issuer or the debtor cause the disappearance of active market for the financial asset;

(6)	For a financial asset that has been purchased at a substantial discount or an original financial asset, the discount has reflected the fact that a credit loss has occurred.

Credit impairment of financial instrument may be caused by the joint action of multiple events, instead of an individually identifiable event.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Liquidity risk

The Group’s objective is to maintain a balance between the continuity and flexibility of financing by utilizing various financing methods. The Group generates funds for operating financing through operations and borrowings.

The maturity period of financial liabilities based on non-discounted contractual cash flows is analyzed as follows:

June 30, 2024

 Unit: Yuan Currency: RMB

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	4,416,148,888.89			4,416,148,888.89
Accounts payable	7,572,133,519.53			7,572,133,519.53
Other payables	638,664,929.11			638,664,929.11
Non-current liabilities due within one year	3,105,511,095.17			3,105,511,095.17
Lease liabilities		10,658,713,831.21	13,979,149,512.43	24,637,863,343.64
Other non-current liabilities		51,108,661.57		51,108,661.57
Total	15,732,458,432.70	10,709,822,492.78	13,979,149,512.43	40,421,430,437.91

December 31, 2023

Unit: Yuan Currency: RMB

Items	Within 1 year	1-5 years	Over 5 years	Total
Short-term loans	5,167,567,595.15			5,167,567,595.15
Accounts payable	9,816,260,354.84			9,816,260,354.84
Other payables	742,716,158.13			742,716,158.13
Non-current liabilities due within one year	3,106,586,868.31			3,106,586,868.31
Long-term borrowings	11,870,864.58	352,370,268.75		364,241,133.33
Lease liabilities		11,895,367,512.33	17,064,177,174.51	28,959,544,686.84
Other non-current liabilities		53,149,100.00		53,149,100.00
Total	18,845,001,841.01	12,300,886,881.08	17,064,177,174.51	48,210,065,896.60

Market risk

Interest rate risks

The Group’s bank borrowings are fixed-rate, so the Group does not face the risk of market interest rate fluctuations.

Exchange rate risk

The Group is exposed to transactional currency risk. Such risks are caused by sales or purchases made by business units in currencies other than their functional currencies. The Group focuses its main business throughout China, which are settled in RMB. Therefore, the Group faces a low risk of currency fluctuations.

Equity instrument investment price risk

The equity instrument investment price risk refers to the risk of a decrease in the fair value of equity securities due to changes in stock index levels and individual security values. As of June 30, 2024, the Group has exposed to equity instrument investment price risk due to certain individual equity instrument investments classified at fair value through profit or loss and whose changes are recognized in the current period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The following table demonstrates the sensitivity of the Group’s net profit and other comprehensive income after tax to a 5% change in the fair value of equity instrument investments (based on the carrying value on the balance sheet date), assuming all other variables remain constant.

June 30, 2024
			Increase/	Increase/
	Carrying value		(Decrease)	(Decrease)
	of equity	Increase/	in other	in total
	instrument	(Decrease) in	comprehensive	shareholders’
Items	investments	net profit	income after tax	equity
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	348,110,366.74	17,405,518.34/ -17,405,518.34		17,405,518.34/ -17,405,518.34

December 31, 2023
			Increase/	Increase/
	Carrying value		(Decrease)	(Decrease)
	of equity	Increase/	in other	in total
	instrument	(Decrease) in	comprehensive	shareholders’
Items	investments	net profit	income after tax	equity
USA-equity instrument investments measured at fair value with changes in fair value recognized in profit or loss	388,932,227.74	19,446,611.39/ -19,446,611.39		19,446,611.39/ -19,446,611.39

Capital management

The Group’s primary objective of capital management is to ensure the Group’s ability to continue as a going concern and maintain healthy capital ratios to support business development and maximize shareholder value.

The Group manages its capital structure and makes adjustments based on the economic situation and changes in the risk characteristics of the relevant assets. To maintain or adjust the capital structure, the Group may adjust the distribution of profits to shareholders, return capital to shareholders, or issue new shares. Capital management objectives, policies, or procedures have not changed for the year 2024 and 2023.

The Group manages capital using the debt-to-equity ratio, which has been 87.06% as of June 30, 2024 (December 31, 2023: 88.6%), which the Group’s management believes that it is in line with its capital management requirements.

2.	Hedging

(1)	The Company is engaged in hedging activities for risk management

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

(2)	The Company is engaged in qualifying hedging activities and applies hedge accounting.

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

☐	Applicable	√	Not applicable

(3)	The Company is engaged in hedging activities for risk management and expects to achieve risk management objectives but does not apply hedge accounting.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

3.	Financial asset transfers

(1)	Classification of transfer methods

☐	Applicable	√	Not applicable

(2)	Financial assets derecognized due to transfer

☐	Applicable	√	Not applicable

(3)	Financial assets still involved in the transfer

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

XIII.	Fair Value Disclosures

1.	Closing fair value of assets and liabilities measured at fair value

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB
	Closing fair value
	Primary	Secondary	Tertiary
	fair value	fair value	fair value
Items	calculation	calculation	calculation	Total
I. Continuous fair value calculation
(I) Trading financial assets	855,878,482.46	1,505,819,178.09	348,110,366.74	2,709,808,027.29
1. Financial assets measured at fair value and booked into current profits and losses	855,878,482.46	1,505,819,178.09	348,110,366.74	2,709,808,027.29
(1) Debt instrument investment				–
(2) Equity instrument investment			348,110,366.74	348,110,366.74
(3) Fund products	855,878,482.46			855,878,482.46
(4) Structured deposits		1,505,819,178.09		1,505,819,178.09

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Closing fair value
	Primary	Secondary	Tertiary
	fair value	fair value	fair value
Items	calculation	calculation	calculation	Total
2. Financial assets that are specified to be measured at fair value and whose changes are booked into current profits and losses
(1) Debt instrument investment
(2) Equity instrument investment
(II) Other creditors’ investments
(III) Investment in other equity instruments
(IV) Investment properties
1. The right to use land for lease
2. Buildings for lease
3. Land use right held and transferred after preparation for increment
(V) Biological assets
1. Consumable biological assets
2. Productive biological assets
(VI) Other non-current financial assets			3,302,565,585.85	3,302,565,585.85
Total assets measured at fair value continuously	855,878,482.46	1,505,819,178.09	3,650,675,952.59	6,012,373,613.14

The Group recognizes the transfer between levels based on the occurrence date of the events that cause the transfer between levels.

For financial instruments traded in active markets, the Group determines their fair value based on their quoted market prices. For financial instruments that are not traded in active markets, the Group uses valuation techniques to determine their fair value, and the valuation model used is the market approach model.

The Financial Department of the Group is led by the Financial Manager and is responsible for formulating policies and procedures for fair value measurement of financial instruments. The financial manager reports directly to the Chief Financial Officer and the Audit Committee. On each balance sheet date, the financial department analyzes the value changes of financial instruments and determines the main input values applicable to the valuation. The valuation must be reviewed and approved by the Chief Financial Officer. The valuation process and results are discussed with the Audit Committee annually for the purpose of mid-term and annual financial reporting.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values. Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On June 30, 2024, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Listed equity instrument investments are valued at market quotations. Non-listed equity instruments are measured at fair value using market approach, based on unobservable market prices or rates assumptions. The Group determines comparable listed companies based on industry, scale, leverage, and strategy, and calculates appropriate market multiples, such as price-earnings multiples, for each selected comparable listed company. Adjustments are made by giving consideration to specific facts and circumstances of the entity, including liquidity and scale differences with the comparable listed companies. The Group believes that the fair value and its changes estimated using valuation techniques are reasonable and represent the most appropriate values as of the balance sheet date.

2.	Basis for determination of market price for measurement of fair value of the first level on an ongoing concern or not

☐	Applicable	√	Not applicable

3.	For continuous and discontinuous secondary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

The trading financial assets held by the Group are financial products without active market quotations. Their fair value is determined based on factors such as the type of financial product, credit rating, historical experience information, and expected yield by contract.

4.	For continuous and discontinuous tertiary fair value calculating projects, adopt the valuation technique and the qualitative and quantitative information of important parameters

√	Applicable	☐	Not applicable

Equity instrument investment	Fair value at end of year	Valuation techniques	Unobservable Inputs	Range interval (weighted average)
Dalian Wanda Commercial Management Group Co., Ltd.	June 30, 2024: 3,297,681,281.00	Market approach	Price-to-book ratio, liquidity discount	Lower price-to-book ratio, higher liquidity discount, lower fair value
	December 31, 2023: 3,646,595,814.39	Market approach	Price-earnings ratio, liquidity discount	Lower price-earnings ratio, higher liquidity discount, and lower fair value
Advantage Solutions Inc.	June 30, 2024: 348,110,366.74	Market approach	Marketability Discount	Higher liquidity discount, lower fair value
	December 31, 2023: 388,932,227.74	Market approach	Marketability Discount	Higher liquidity discount, lower fair value
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	June 30, 2024: 4,884,304.85	Market approach	Price-to-book ratio	Lower price-to-book ratio, lower fair value
	December 31, 2023: 4,884,304.85	Market approach	Price-to-book ratio	Lower price-to-book ratio, lower fair value

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

5.	Continuous tertiary fair value calculating projects, adjustment information among book values at term start and term end as well as sensitivity analysis on unobserved parameters

√	Applicable	☐	Not applicable

	Opening balance	Other changes	Transferred- out from level 3	Current gains or losses are recognized in profit or loss	Closing balance	Changes in unrealized gains or losses on assets held at the end of the year that are recognized in profit or loss
Equity instrument investment	388,932,227.74			-40,821,861.00	348,110,366.74	-40,821,861.00
Other non-current financial assets	3,651,480,119.24	-348,914,533.39			3,302,565,585.85
Total	4,040,412,346.98	-348,914,533.39		-40,821,861.00	3,650,675,952.59	-40,821,861.00

6.	For continuous fair value calculating items, the transfer reasons and the policy of determining the transfer time point shall be described if transferring occurs among levels in the term

☐	Applicable	√	Not applicable

7.	Estimate technology change occurred in the current year and change reasons

☐	Applicable	√	Not applicable

8.	Financial asset not measured in fair value and fair value of financial liabilities

√	Applicable	☐	Not applicable

	Carrying value	Fair value
Financial liabilities
Non-current liabilities due within one year	350,086,641.67	348,867,651.20

The Management has assessed cash and cash equivalents, loans and advances, accounts receivable financing, accounts receivable, and accounts payable, among others, and determined that due to their short remaining terms, their fair values are approximately equal to their carrying amounts.

Fair value refers to the amount at which both parties to a transaction who are familiar with the condition exchange their assets or clear off their debts under fair conditions instead of the amount induced by forced selling or liquidation. The following methods and assumptions are used to estimate the fair values.

Long-term receivables, long and short-term borrowings, etc., are valued at fair value using the discounted cash flow method, using the market yield of other financial instruments with similar contractual terms, credit risks, and remaining maturities as the discount rate. On December 31, 2023, the Group assessed the self-non-compliance risk of borrowings, both long-term and short-term, as not significant.

9.	Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

XIV.	Affiliated Parties and Affiliated Transactions

1.	Parent company of the Company

☐	Applicable	√	Not applicable

2.	Subsidiaries of the Company

For details on the Company’s subsidiaries, please refer to the notes

√	Applicable	☐	Not applicable

For details of subsidiaries, please refer to Section X.1. Equity in subsidiaries.

3.	Cooperative enterprises and joint ventures of the Company

See Note for significant cooperative enterprises and joint ventures of the Company

√	Applicable	☐	Not applicable

For details of important cooperative enterprises and joint venture, please refer to section X, 3, Equities in Cooperative Enterprises and Joint Venture

The information of other cooperative enterprises and joint ventures that have related-party transaction with the Company in this term, or had related-party transaction with the Company at earlier term and have formed balances

√	Applicable	☐	Not applicable

Names of cooperative enterprises and joint ventures	Relation to the Company
Yonghui Fresh Food Development Co., Ltd.	The Group’s shareholding ratio of 32.33%
Yonghui Yunjin Technology Co., Ltd.	The Group holds a 35.00% stake in the subsidiary.
Zhongbai Holdings Group Co., Ltd.	The Group’s shareholding ratio of 9.85%
Fujian OneBank Limited	The Group’s shareholding ratio of 29.80%
Chengdu Hongqi Chain Co., Ltd.	The Group’s shareholding ratio of 21.00%
Xiangcun Gaokao Agricultural Co., Ltd.	The Group’s shareholding ratio of 20.00%
Fuzhou Yijiu San San Bean Products Co., Ltd.	The Group’s shareholding ratio of 42.00%
Beijing Friendship Messenger Trading Co., Ltd.	The Group’s shareholding ratio of 30.00%
Fujian Minwei Industrial Co., Ltd.	The Group’s shareholding ratio of 17.59%
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	The Group’s shareholding ratio of 20.00%
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 40.00%
1233 International Supply Chain Management Co., Ltd.	The Group’s shareholding ratio of 40.00%
Yunda Online (Shenzhen) Technology Development Co., Ltd.	The Group’s shareholding ratio of 15.53%
Shanghai Xuanhui Business Service Technology Co., Ltd.	The Group’s shareholding ratio of 9.32%

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

☐	Applicable	√	Not applicable

4.	Other affiliated parties

√	Applicable	☐	Not applicable

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Tencent Technology (Shenzhen) Co., Ltd	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Tencent Cloud Computing (Beijing) Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Shenzhen Tencent Computer System Co., Ltd.	Related company of shareholder Linzhi Tencent Technology Co., Ltd., holding 5.27% equity of the Company
Songyuan Rongtong Real Estate Development Co., Ltd.	Minority shareholder of the Company’s sub-subsidiary
PARKnSHOP (China) Investment Co., Ltd.	Minority shareholder of the Company’s subsidiary
Beijing Jingdong Century Trade Co., Ltd.	Enterprise holding an 8.11% equity interest in the Company
Beijing Jingdong Century Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.21% equity in the Company
Jiangsu Jingdong Information Technology Co., Ltd.	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.21% equity in the Company
Dada Group Limited	Entities controlled by the ultimate controlling party of Beijing Jingdong Century Trading Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., which together hold a total of 13.21% equity in the Company
Fujian Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Fuzhou Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Name of other affiliated parties	Relationship of other affiliated parties with the Company
Sanming Xuanhui Property Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Companies controlled by Zhang Xuansong, a natural person holding 8.72% equity interest in the Company
Fujian Lingyu Jinhua Brand Management Co., Ltd.	Original cooperative enterprise of the Company
Origin Country Network Technology (Shanghai) Co., Ltd.	Original cooperative enterprise of the Company
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Companies in which the Company holds a 15% equity interest
Directors, Supervisors, Chief Financial Officer, and Board Secretary	Key Management Staff
Zhang Xuansong	Natural person holding an 8.72% equity interest in the Company

5.	Affiliated transactions

(1).	Related transactions for purchasing and selling commodities and providing and accepting labor service

Table for goods procurement/labor service acceptance

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Commodity purchase	463,510,123.48	733,580,585.67
Beijing Friendship Messenger Trading Co., Ltd.	Commodity purchase	362,183,030.12	307,843,225.89
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Commodity purchase	245,161,150.21	180,928,778.86
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Commodity purchase	434,352,578.47	496,006,867.85
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Commodity purchase		3,704,000.35
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Commodity purchase		6,997.83
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Commodity purchase	14,738,401.52	18,211,966.51
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Commodity purchase		7,471,015.84

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Beijing Jingdong Century Trade Co., Ltd.	Commodity purchase	80,089,699.33	47,300,407.38
Fujian Minwei Industrial Co., Ltd.	Commodity purchase	35,124.96	94,253.03
Dada Group Limited and its subsidiaries	Labor service acceptance	150,070,067.67	219,407,022.42
Tencent Cloud Computing (Beijing) Co., Ltd.	Labor service acceptance	4,557,169.83	5,622,211.00
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Labor service acceptance	3,644,824.25	31,647.89
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Labor service acceptance		15,844,626.82
Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	Labor service acceptance	72,615,430.85	66,989,588.97
Shanghai Xuanhui Business Service Technology Co., Ltd.	Labor service acceptance	38,806,621.80	80,331,785.76
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Labor service acceptance	226,140.37
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Labor service acceptance	6,770,362.48	8,279,235.31
Chengdu Hongqi Chain Co., Ltd.	Labor service acceptance		110,745.21
Fujian Xuanhui Real Estate Development Co., Ltd.	Labor service acceptance	1,215,707.27
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Labor service acceptance	777,236.50
Shenzhen Tencent Computer System Co., Ltd.	Labor service acceptance	797,020.93
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Labor service acceptance	750,843.59
Beijing Jingdong Century Information Technology Co., Ltd.	Labor service acceptance	374,355.53
PARKnSHOP (China) Investment Co., Ltd.	Usage fee for funds	1,107,512.42	1,519,033.70
Tencent Cloud Computing (Beijing) Co., Ltd.	Procurement of assets		5,445,769.70
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Procurement of assets	28,539.18	628,664.57
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Procurement of assets	37,882.12

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Table for goods sale/labor service rendering

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

Affiliated parties	Content of related transaction	Amount of current period	Amount of last period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Sales of goods	29,182,846.19	36,219,540.62
Zhongbai Holdings Group Co., Ltd. and its subsidiaries	Sales of goods	529,200.40	599,676.35
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Sales of goods	5,224,591.89	885,118.70
Beijing JD Century Trading Co., Ltd. and its subsidiaries	Sales of goods	1,510,665.14	51,336,794.78
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Provision of labor services	1,702,373.35	6,469,633.53
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Provision of labor services	3,264,671.48	6,027,312.07
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Provision of labor services	37,735.85	40,371.70
Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	Provision of labor services	14,150.94
Shanghai Xuanhui Business Service Technology Co., Ltd.	Provision of labor services	106,132.08	70,754.72
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Provision of labor services		4,575.07
Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	Provision of labor services		10,188.68
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Provision of labor services		223,290.11
Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	Provision of labor services	31,698.11	28,679.30
Tencent Technology (Shenzhen) Co., Ltd	Provision of labor services		1,596.82
Fujian OneBank Limited	Provision of labor services		618,236.97
Beijing Friendship Messenger Trading Co., Ltd.	Provision of labor services	115,302.16	108,018.87
Fujian OneBank Limited	Interest income	2,790,353.03	11,129,694.80
Fujian Minwei Industrial Co., Ltd. and its subsidiaries	Interest income		931,572.97
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	Interest income		1,227,526.38

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Content of related	Amount of	Amount of last
Affiliated parties	transaction	current period	period
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	Interest income		11,106.69

Affiliated transaction description on purchase and sale of goods, supply and labor service acceptance

☐	Applicable	√	Not applicable

(2).	Related entrusted management/contracting and mandatory management/outsourcing conditions

Table for trustee management and contracting of the Company:

☐	Applicable	√	Not applicable

Description of the condition of affiliated trusteeship/contracting

☐	Applicable	√	Not applicable

Table for entrusting management and contracting-out of the Company:

☐	Applicable	√	Not applicable

Description on affiliated management/contracting condition

☐	Applicable	√	Not applicable

(3).	Related lease

The Company is the lessor:

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB
		Confirmed	Confirmed
		leasing income	leasing income
		in current	in previous
Name of lessee	Type of leased assets	period	period
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse leasing	10,369,460.28	10,966,106.06
Yonghui Yunjin Technology Co., Ltd.	Office land – Chongqing Xuanhui Real Estate Company	52,998.51
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Warehouse leasing	205,605.40
1233 International Supply Chain Management Co., Ltd. and its subsidiaries	Commercial land – Fuzhou MIXC		2,128,974.45
Fujian Lingyu Jinhua Brand Management Co., Ltd. and its subsidiaries	Commercial land – Chongqing Xuanhui Real Estate Company		380,462.25

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The Company as the Leasee:

√	Applicable	☐	Not applicable

								Unit: Yuan Currency: RMB

		Simplified rental fees for		Variable lease payments not
		short-term leases and low-value		included in the measurement of				Interest expense on lease
		asset leases (if applicable)		lease liabilities (if applicable)		Rent paid		liabilities assumed		Increased right-of-use assets
		Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of	Amount of
Name of Lessor	Type of leased assets	current period	last period	current period	last period	current period	last period	current period	last period	current period	last period
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Commercial land – Pucheng Xinghua Store					1,411,739.92	1,344,659.40	480,074.74	519,835.51
Zhang Xuansong	Commercial land – Daru Shijia Store					/	2,978,952.68	/	584,115.86
Zhang Xuansong	Office building – Zuohai Office Building					1,683,251.43	1,683,251.43	153,488.55	19,385.99	15,484,756.27	3,330,930.47
Fuzhou Xuanhui Property Development Co., Ltd.	Commercial land – Fuzhou Minhou Nantong Branch Store					669,317.10	455,662.78	584,194.58	576,442.13
Sanming Xuanhui Property Development Co., Ltd.	Commercial land – Yongjia Tiandi Store					730,514.28	365,257.14	470,428.86	461,935.21
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land and office building – Park Store					2,270,112.76	2,185,161.14	489,090.28	1,249,663.21	33,428.57	6,150,237.91
Fujian Xuanhui Real Estate Development Co., Ltd.	Commercial land – Quangang Yongjia Store, Quanzhou					1,099,148.28	1,099,148.28	572,077.27	593,198.63
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Beijing Logistics Warehouse	2,587,155.96	2,587,155.96			2,587,155.96	2,587,155.96
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Shaanxi Logistics Warehouse	36,628.69				36,628.69
Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	Warehouse Leasing – Anhui Logistics Warehouse	220,183.50				220,183.50	146,789.00		11,486.57		844,100.73

Descriptions of affiliated leases condition

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Related-party guarantee

The Company as the guarantor

☐	Applicable	√	Not applicable

The Company as the guaranteed party

☐	Applicable	√	Not applicable

Description of affiliated guarantee

☐	Applicable	√	Not applicable

(5).	Fund inter-bank lending for affiliated parties

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB
	Lending
Affiliated parties	amount	Starting date	Due date	Explanation
Borrowings
PARKnSHOP (China) Investment Co., Ltd.	46,250,000.00	May 9, 2023	May 8, 2026	Borrowings

	Lending
Affiliated parties	amount	Starting date	Due date	Explanation
Lendings
Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	259,602.00	January 5, 2024	May 17, 2025	Group borrowings

(a)	In the fiscal year 2023, the Group’s subsidiary extended loans to PARKnSHOP (China) Investment Co., Ltd. totaling RMB46,250,000.00, with an interest rate of 4.75% and due on May 8, 2026. The original total loan amount was RMB46,250,000.00, with an interest rate of 4.75% and a start date of May 9, 2019, due on May 8, 2023.

(b)	In 2024, Fuzhou Yijiu Sansan Bean Products Co., Ltd. and its subsidiaries borrowed a total of RMB259,602.00 from the Group, with an annual interest rate of 4.785%. In 2023, Fuzhou Yijiu Sansan Bean Products Co., Ltd. and its subsidiaries borrowed a total of RMB393,862.51 from the Group, with an annual interest rate of 4.785% -4.875%. The earliest start date is May 11, 2023, and the latest due date is November 27, 2024. The balance of RMB12,167,876.40 will expire on February 24, 2024 at the latest.

(6).	Assets transferring and debt restructuring of affiliated parties

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(7).	Remuneration for key management personnel

√	Applicable	☐	Not applicable

	Unit: ‘0,000 Yuan Currency: RMB

	Amount of	Amount of
Items	current period	last period
Remuneration for key management personnel	971.80	1,322.56

(8).	Other related transactions

☐	Applicable	√	Not applicable

6.	Unsettled items related to receivables, payables, and affiliated parties

(1).	Receivables

√	Applicable	☐	Not applicable

				Unit: Yuan Currency: RMB

		Closing balance		Opening balance
		Book	Bad debt	Book	Bad debt
Items	Affiliated parties	balance	provision	balance	provision
Account receivable	Dada Group Limited and its subsidiaries	14,766,910.10	147,669.10	34,181,676.55	341,816.77
Account receivable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	5,526,578.21	55,265.78	898,414.49	8,984.14
Account receivable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	1,518,962.81	15,189.63	1,443,456.91	14,434.57
Account receivable	Jiangsu Jingdong Information Technology Co., Ltd.	284,794.41	2,847.94	284,794.41	2,847.94
Account receivable	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	3,836,713.40	38,367.13	4,964,630.51	49,646.31
Account receivable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	1,145,222.48	11,452.22	6,014,103.25	60,141.03
Other receivables	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	14,081,094.25	14,081,094.25	13,821,492.25	13,821,492.25
Other receivables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	100,000.00	1,000.00	100,000.00	1,000.00
Other receivables	Fujian OneBank Limited			866,128.40	8,661.28

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing balance		Opening balance
		Book	Bad debt	Book	Bad debt
Items	Affiliated parties	balance	provision	balance	provision
Other receivables	Dada Group Limited and its subsidiaries	25,119.99	251.20	59,547.55	595.48
Other receivables	Beijing Jingdong Century Trade Co., Ltd.	100,000.00	1,000.00	100,000.00	1,000.00
Other receivables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	80,000.00	800.00
Other receivables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	12,963.40	129.63
Other receivables	Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	1,412,271.74	14,122.72	3,969,595.64	39,695.96
Prepaid accounts	Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	45,254.57		3,451,908.28
Prepaid accounts	Beijing Friendship Messenger Trading Co., Ltd.	34,526,826.22		65,514,899.66
Prepaid accounts	Beijing JD Century Trading Co., Ltd. and its subsidiaries	13,821,422.50		14,798,339.15
Prepaid accounts	Zhang Xuansong	618,685.15
Prepaid accounts	Dada Group Limited and its subsidiaries	821,017.72		785,961.95
Prepaid accounts	Origin Country Network Technology (Shanghai) Co., Ltd.			27,422.02
Prepaid accounts	Shanghai Xuanhui Business Service Technology Co., Ltd.			16,249.99
Prepaid accounts	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	11,066.00		11,066.00
Prepaid accounts	Shenzhen Tencent Computer System Co., Ltd.			854,716.98
Factoring receivable	Fujian Minwei Industrial Co., Ltd.			15,426,841.79	4,628,052.54
Factoring receivable	Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.			14,108,990.51	8,465,394.31

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Accounts payable

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Closing book	Opening
Project name	Affiliated parties	balance	book balance
Accounts payable	Yonghui Fresh Food Development Co., Ltd. and its subsidiaries	184,768,108.45	229,634,343.19
Accounts payable	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	106,340,804.39	122,803,359.27
Accounts payable	Xiangcun Gaoke Agricultural Co., Ltd. and its subsidiaries	123,624.48	125,955.03
Accounts payable	Fujian Xingyuan Agriculture and Animal Husbandry Technology Co., Ltd. and its subsidiaries	1,061,874.21	1,686,624.04
Accounts payable	Dada Group Limited and its subsidiaries	5,556,279.36	14,294,741.03
Accounts payable	Fuzhou Yijiu San San Bean Products Co., Ltd. and its subsidiaries	2,376.69	2,376.69
Accounts payable	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	127,142.17	105,692.17
Accounts payable	Fujian Minwei Industrial Co., Ltd. and its subsidiaries	40,586.73	40,586.73
Accounts payable	Origin Country Network Technology (Shanghai) Co., Ltd.		52,775.50
Accounts payable	Beijing JD Century Trading Co., Ltd. and its subsidiaries	7,694.03	221,734.15
Other payables	Dada Group Limited and its subsidiaries	33,341,458.78	30,723,535.72
Other payables	Shanghai Xuanhui Business Service Technology Co., Ltd. and its subsidiaries	10,124,587.83	29,694,435.19
Other payables	Yunda Online (Shenzhen) Technology Development Co., Ltd. and its subsidiaries	14,029,846.33	18,188,135.48
Other payables	Songyuan Rongtong Real Estate Development Co., Ltd.	1,778,060.52	1,778,060.52
Other payables	Zhang Xuansong		1,880,742.05
Other payables	Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	2,364,085.73	1,957,896.72
Other payables	Beijing JD Century Trading Co., Ltd. and its subsidiaries	352,488.32	360,465.62
Other payables	Fujian Lianchuang Zhiye Construction Engineering Co., Ltd.	3,583,222.42	5,936,687.77

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

		Closing book	Opening
Project name	Affiliated parties	balance	book balance
Other payables	1233 International Supply Chain Management Co., Ltd. and its subsidiaries	4,557,182.69	2,453,667.80
Other payables	Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	12,086,596.06
Contract liabilities	Beijing JD Century Trading Co., Ltd. and its subsidiaries	244,184.92	174,642.44
Contract liabilities	Zhongbai Holdings Group Co., Ltd. and its subsidiaries	4,211,475.72	4,199,706.23
Lease liabilities	Fujian Xuanhui Real Estate Development Co., Ltd.	43,116,037.94	44,738,883.88
Lease liabilities	Zhang Xuansong	33,342,178.29	20,320,479.21
Lease liabilities	Fuzhou Xuanhui Property Development Co., Ltd.	24,436,332.68	24,521,455.20
Lease liabilities	Yonghui (Pucheng) Real Estate Development Co., Ltd.	19,579,741.55	20,511,406.73
Lease liabilities	Sanming Xuanhui Property Development Co., Ltd.	19,634,154.02	19,894,239.44
Other non-current liabilities	PARKnSHOP (China) Investment Co., Ltd.	46,977,316.08	46,931,643.83

(3).	Other items

√	Applicable	☐	Not applicable

		Unit: Yuan Currency: RMB

		Closing book	Opening book
Project name	Affiliated parties	balance	balance
Cash deposits and balances	Fujian OneBank Limited	300,043,925.36	300,053,572.33

7.	Commitment of affiliated parties

☐	Applicable	√	Not applicable

8.	Others

☐	Applicable	√	Not applicable

XV.	Share-based Payment

1.	Various equity instruments

☐	Applicable	√	Not applicable

Outstanding stock options or other equity instruments at the end of the period

☐	Applicable	√	Not applicable

2.	Condition of equity-settled share-based payment

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

3.	Condition of cash-settled share-based payment

☐	Applicable	√	Not applicable

4.	Share-based payment expenses for the current period

☐	Applicable	√	Not applicable

5.	Condition of modification and termination of share-based payment

☐	Applicable	√	Not applicable

6.	Others

☐	Applicable	√	Not applicable

XVI.	Commitments and Contingencies

1.	Major commitments

☐	Applicable	√	Not applicable

2.	Contingencies

(1).	Important contingencies existed on the balance sheet date

☐	Applicable	√	Not applicable

(2).	The descriptions shall be given to significant contingencies which do not require separate disclosure by the Company:

☐	Applicable	√	Not applicable

3.	Others

☐	Applicable	√	Not applicable

XVII.	Events Occurring after the Balance Sheet Date

1.	Important non-adjusting events

☐	Applicable	√	Not applicable

2.	Profit distributions

☐	Applicable	√	Not applicable

3.	Sales return

☐	Applicable	√	Not applicable

4.	Description of other events occurring after the balance sheet date

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

XVIII.	Other Important Matters

1.	Correction of accounting error at earlier stage

(1).	Retrospective restatement

☐	Applicable	√	Not applicable

(2).	Prospective application

☐	Applicable	√	Not applicable

2.	Major debt restructuring

☐	Applicable	√	Not applicable

3.	Assets swap

(1).	Non-monetary assets exchange

☐	Applicable	√	Not applicable

(2).	Other assets replacements

☐	Applicable	√	Not applicable

4.	Pension plan

☐	Applicable	√	Not applicable

5.	Operation termination

☐	Applicable	√	Not applicable

6.	Segment information

(1).	Determination basis and accounting policy of reporting division

☐	Applicable	√	Not applicable

(2).	Financial information of report segments

☐	Applicable	√	Not applicable

(3).	The Company shall explain the reason if there is no report segment or it can not disclose the total assets and total balance in the report segments.

☐	Applicable	√	Not applicable

(4).	Other disclosures

☐	Applicable	√	Not applicable

7.	Other significant transactions and matters having effect on investor’s decision

☐	Applicable	√	Not applicable

8.	Others

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

XIX.	Notes to Main Items in the Parent Company’s Financial Statements

1.	Accounts receivable

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	26,699,866.70	74,112,527.39
Sub-total within one year	26,699,866.70	74,112,527.39
1-2 years	567,124.20	265,984.71
2-3 years	303,395.81	728,520.59
Over 3 years	759,574.59	330,998.34
Total	28,329,961.30	75,438,031.03

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2).	Classified disclosure by bad-debt provision method

√	Applicable	☐	Not applicable

						Unit: Yuan Currency: RMB

	Closing balance					Opening balance
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Proportion of					Proportion of
				bad-debt	Carrying				bad-debt	Carrying
Category	Amount	Ratio	Amount	provision	value	Amount	Proportion	Amount	provision	value
		%		(%)			(%)		(%)
Provision made on a collective basis	28,329,961.30	100.00	2,358,613.08	8.33	25,971,348.22	75,438,031.03	100.00	5,720,723.07	7.58	69,717,307.96
Among which:
Portfolio 1
Accounts receivable from sales	25,967,860.03	91.67	1,663,945.98	6.41	24,303,914.05	73,450,045.37	97.36	5,184,891.32	7.06	68,265,154.05
Supplier service fees and rentals	1,505,506.79	5.31	686,101.16	45.57	819,405.63	1,056,996.54	1.41	526,521.87	49.81	530,474.67
Portfolio 2
Accounts receivable from affiliated parties	856,594.48	3.02	8,565.94	1.00	848,028.54	930,989.12	1.23	9,309.88	1.00	921,679.24
Total	28,329,961.30	/	2,358,613.08	/	25,971,348.22	75,438,031.03	/	5,720,723.07	/	69,717,307.96

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

√	Applicable	☐	Not applicable

Combined provision items:  Combination 1

	Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Sub-total within one year	26,246,694.27	1,574,801.71	6.00
1-2 years	564,770.20	146,840.25	26.00
2-3 years	63,202.20	29,705.03	47.00
Over 3 years	598,700.15	598,700.15	100.00
Total	27,473,366.82	2,350,047.14	8.55

Explanation of the provision for bad debt based on portfolio composition:

☐	Applicable	√	Not applicable

Combined provision items:  Combination 2

	Unit: Yuan Currency: RMB

	Closing balance
			Proportion
	Account	Bad debt	of bad-debt
Name	receivable	provision	provision
			(%)
Receivable related parties	856,594.48	8,565.94	1.00
Total	856,594.48	8,565.94	1.00

Explanation of the provision for bad debt based on portfolio composition:

√	Applicable	☐	Not applicable

Please refer to V, 13 for details on accounts receivable

Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

Basis for stage classification and bad debt provision ratio

None

Description of significant changes in the book balance of accounts receivable due to changes in loss provision in the current period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(3).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for accounts receivable	5,720,723.07		3,359,097.37	3,012.62		2,358,613.08
Total	5,720,723.07		3,359,097.37	3,012.62		2,358,613.08

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(4).	Receivables actually verified and cancelled in the current period

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Items	Write-off amount
Accounts receivable actually written off	3,012.62

Significant write-off of accounts receivable during the year

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of receivables:

☐	Applicable	√	Not applicable

(5).	Accounts receivable and contract assets of the top five ending balances collected by the debtor

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

				Proportion to
				the total
			Closing	closing
			balance of	balance of
	Closing	Closing	accounts	accounts	Closing
	balance of	balance of	receivable	receivable	balance of
	accounts	contract	and contract	and contract	bad-debt
Unit name	receivable	assets	assets	assets	provision
				(%)
Client I	3,283,344.91		3,283,344.91	11.59	197,000.69
Client II	2,752,978.00		2,752,978.00	9.72	165,178.68
Client III	2,202,411.90		2,202,411.90	7.77	132,144.71
Client IV	1,310,462.97		1,310,462.97	4.63	78,627.78
Client V	1,087,743.54		1,087,743.54	3.84	65,264.61
Total	10,636,941.32		10,636,941.32	37.55	638,216.47

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other notes:

☐	Applicable	√	Not applicable

2.	Other receivables

Itemized list

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Closing balance	Opening balance
Other receivables	9,918,509,928.96	10,036,094,493.61
Total	9,918,509,928.96	10,036,094,493.61

Other notes:

☐	Applicable	√	Not applicable

Interest receivable

(1).	Classification of interest receivable

☐	Applicable	√	Not applicable

(2).	Significant overdue interest

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

(5).	Situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(6).	Interest on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued interest write-off situations

☐	Applicable	√	Not applicable

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Dividends receivable

(1).	Dividends receivable

☐	Applicable	√	Not applicable

(2).	Significant dividend receivable of more than 1 year

☐	Applicable	√	Not applicable

(3).	Classified disclosure by bad-debt provision method

☐	Applicable	√	Not applicable

Provision of bad debts due to specific consideration:

☐	Applicable	√	Not applicable

Explanation for individual bad debt provision:

☐	Applicable	√	Not applicable

Provision of bad debts using provision matrix:

☐	Applicable	√	Not applicable

(4).	Provision for bad debts based on the general model of expected credit losses

☐	Applicable	√	Not applicable

(5).	Situation of the provision of bad debts

☐	Applicable	√	Not applicable

Where the amount of bad debt provision recovered or turned back in the current period is important:

☐	Applicable	√	Not applicable

(6).	Dividends on receivables actually written off in the current period

☐	Applicable	√	Not applicable

Significant accrued dividends write-off situations

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Write-off explanation:

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

Other receivables

(1).	Disclosure by aging

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing book	Opening book
Aging	balance	balance
Within 1 year	9,871,373,632.11	9,980,892,464.22
Sub-total within one year	9,871,373,632.11	9,980,892,464.22
1-2 years	6,527,861.76	15,184,320.75
2-3 years	16,797,552.56	8,126,621.90
Over 3 years	42,769,089.87	50,151,367.12
Total	9,937,468,136.30	10,054,354,773.99

(2).	Classification by nature of payment

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing book	Opening book
Nature of payment	balance	balance
Various types of deposits and guarantees receivable	56,463,557.29	58,577,363.02
Purchases and store petty cash payments	2,666,000.00	3,397,659.18
Receivables from affiliated parties	15,682,502.17	17,958,742.01
Other receivables	14,324,658.23	8,004,724.09
Intra-group receivables	9,848,331,418.61	9,966,416,285.69
Total	9,937,468,136.30	10,054,354,773.99

(3).	Provision of bad debts

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

	Phase I	Phase II	Phase III
		Expected	Expected
		credit loss	credit loss
		within	within
	Expected	the whole	the whole
	credit loss	duration	duration
	over	(no credit	(credit
	the next	impairment	impairment
Bad debt provision	12 months	occurred)	incurred)	Total
Balance as of January 1, 2024	744,551.23	468,135.19	17,047,593.96	18,260,280.38
Balance as of January 1, 2024 in the current period
– Transferred to Phase II	-76,956.32	76,956.32
– Transferred to Phase III		-535.00	535.00
– Reversed to Phase II
– Reversed to Phase I

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	Phase I	Phase II	Phase III
		Expected	Expected
		credit loss	credit loss
		within	within
	Expected	the whole	the whole
	credit loss	duration	duration
	over	(no credit	(credit
	the next	impairment	impairment
Bad debt provision	12 months	occurred)	incurred)	Total
Provision of the current period	665,616.20	7,743.97	259,602.00	932,962.17
Provision reversed in current period	82,192.57	152,842.64		235,035.21
Charge-off of the current period
Write-off of the current period
Other changes
Balance as of June 30, 2024	1,251,018.54	399,457.84	17,307,730.96	18,958,207.34

Basis for stage classification and bad debt provision ratio

(1)	The Company handles other receivables using the general model for expected credit losses. On each balance sheet date, the credit risk of these receivables is assessed and categorized into three stages to calculate the expected credit losses.

The Company respectively measures the expected credit losses of financial instruments in different stages. If the credit risk of a financial instrument has not increased significantly since initial recognition, in the first stage, the Company measures the loss provision based on the expected credit loss within the next 12 months; if the credit risk of a financial instrument has increased significantly after initial recognition but no credit reduction has occurred, in the second stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument; if the financial instrument has suffered credit impairment since initial recognition, in the third stage, the Company measures the loss provision based on the expected credit loss in the whole duration of the instrument.

(2)	The Company divides other receivables into payment nature and aging portfolio based on credit risk characteristics and calculates expected credit losses based on the portfolio. For other receivables classified into portfolios, the Company calculates expected credit losses based on default risk exposure and expected credit loss rates within the next 12 months or the entire duration.

(3)	Provision for significant bad debt risk on other receivables with large amounts and significant impact on profitability. Provision for bad debt is recognized based on the expected credit loss throughout the entire remaining period.

Explanation of significant changes in the book value of other receivables with provision changes in the current period:

☐	Applicable	√	Not applicable

Basis for provision for bad debt and assessment of significant increase in credit risk of financial instruments during the period:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(4).	Situation of the provision of bad debts

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Increase and decrease of current period
			Provision
	Opening		Recovered	Charge-off	Other	Closing
Category	balance	Provision	or Reversed	or write-off	changes	balance
Bad-debt provision for other receivables	18,260,280.38	932,962.17	235,035.21			18,958,207.34
Total	18,260,280.38	932,962.17	235,035.21			18,958,207.34

Significant reversal or recovery of bad-debt provision of current year is:

☐	Applicable	√	Not applicable

Other disclosures

(5).	Other receivables actually verified and cancelled of current year

☐	Applicable	√	Not applicable

Where the other receivables written off is important:

☐	Applicable	√	Not applicable

Descriptions for verification and write-off of other receivables:

☐	Applicable	√	Not applicable

(6).	Other receivables of top five companies with the greatest closing amount based on the debtor’s categorizing

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

		Proportion
		in total
		closing			Closing
		balance of			balance of
		other	Nature of		bad-debt
Unit name	Closing balance	receivables	receivable	Aging	provision
		(%)
No. 1	1,096,247,020.66	11.03	Intra-group receivables	Within 1 year
No. 2	1,071,976,622.43	10.79	Intra-group receivables	Within 1 year
No. 3	984,305,537.34	9.90	Intra-group receivables	Within 1 year
No. 4	750,925,695.77	7.56	Intra-group receivables	Within 1 year
No. 5	747,257,783.09	7.52	Intra-group receivables	Within 1 year
Total	4,650,712,659.29	46.80	/	/

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(7).	Reported under other receivables due to centralized cash management

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

3.	Long-term equity investment

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

	Closing balance			Opening balance
		Impairment			Impairment
Items	Book balance	provision	Carrying value	Book balance	provision	Carrying value
Investment in subsidiaries	8,164,707,680.11		8,164,707,680.11	8,674,607,680.11		8,674,607,680.11
Investment in cooperative enterprises and joint ventures	3,924,254,026.93	757,903,054.21	3,166,350,972.72	3,653,918,821.42	757,903,054.21	2,896,015,767.21
Total	12,088,961,707.04	757,903,054.21	11,331,058,652.83	12,328,526,501.53	757,903,054.21	11,570,623,447.32

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(1)	Investment in subsidiaries

√	Applicable	☐	Not applicable

					Unit: Yuan Currency: RMB

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Fujian Yonghui Superstores Co., Ltd.	800,000,000.00			800,000,000.00
Chongqing Yonghui Superstores Co., Ltd.	714,400,000.00			714,400,000.00
Beijing Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Liaoning Yonghui Superstores Co., Ltd.	600,000,000.00			600,000,000.00
Sichuan Yonghui Store Co., Ltd.	1,000,000,000.00			1,000,000,000.00
Jilin Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Shanghai Yonghui Superstores Co., Ltd.	300,000,000.00			300,000,000.00
Anhui Yonghui Superstores Co., Ltd.	285,080,000.00			285,080,000.00
Fujian Yonghui Logistics Co., Ltd.	285,000,000.00			285,000,000.00
Guangdong PARK&YH Superstores Co., Ltd.	370,000,000.00			370,000,000.00
Guizhou Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Hebei Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Jiangsu Yonghui Superstores Co., Ltd.	200,000,000.00			200,000,000.00
Zhejiang Yonghui Superstores Co., Ltd.	120,000,000.00			120,000,000.00
Chengdu Yonghui Business Development Co., Ltd.	104,000,000.00			104,000,000.00
Yonghui Logistics Co., Ltd.	90,000,000.00			90,000,000.00
Fuzhou Minhou Yonghui Superstores Co., Ltd.	89,521,504.19			89,521,504.19
Henan Yonghui Superstores Co., Ltd.	80,860,000.00			80,860,000.00
Shanghai Dongzhan International Trade Co., Ltd.	59,210,296.00			59,210,296.00
Hubei Yonghui Zhongbai Superstores Co., Ltd.	55,000,000.00	100,000.00		55,100,000.00
Fujian Strait Food Development Co., Ltd.	53,000,000.00			53,000,000.00
Fujian Minhou Yonghui Commercial Co., Ltd.	50,000,000.00			50,000,000.00
Anhui Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Shandong Yonghui Superstores Co., Ltd.	50,000,000.00			50,000,000.00
Xiamen Yonghui Minsheng Superstores Co., Ltd.	41,670,000.00			41,670,000.00
Hunan Yonghui Superstores Co., Ltd.	40,000,000.00			40,000,000.00
Fujian Yonghui Commercial Co., Ltd.	37,398,045.18			37,398,045.18

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Investee	Opening balance	Increase in the current period	Decrease in the current period	Closing balance	Depreciation provision accrued in current period	Closing balance of provision for impairment
Jiangsu Yonghui Business Management Co., Ltd.	30,000,000.00			30,000,000.00
Fuping Yonghui Modern Agricultural Development Co., Ltd.	31,010,000.00			31,010,000.00
Yonghui Holdings Co., Ltd.	25,277,999.95			25,277,999.95
Ningbo Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guangxi Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Xiamen Yonghui Commercial Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yonghui Modern Agriculture Development Co., Ltd.	10,000,000.00			10,000,000.00
Jiangxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shaanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Shanxi Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Heilongjiang Yonghui Superstores Co., Ltd.	100,000,000.00			100,000,000.00
Yunnan Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Ningxia Yonghui Superstores Co., Ltd.	60,000,000.00			60,000,000.00
Chongqing Boyuan Xunke Technology Co., Ltd.	10,000,000.00		10,000,000.00
Fujian Yongjin Trading Co., Ltd.	4,900,000.00			4,900,000.00
Fuping Yunshang Supply Chain Management Co., Ltd.	200,000,000.00			200,000,000.00
Guizhou Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunjin Technology Co., Ltd.	500,000,000.00		500,000,000.00
Xizang Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Guansu Yonghui Superstores Co., Ltd.	10,000,000.00			10,000,000.00
Qinghai Yonghui Superstores Co., Ltd.	20,000,000.00			20,000,000.00
Beijing Yonghui Technology Co., Ltd.	10,000,000.00			10,000,000.00
Fujian Yuntong Supply Chain Co., Ltd.	100,000,000.00			100,000,000.00
Fujian Yongyuehui Business Management Co., Ltd.	100,000,000.00			100,000,000.00
East China Yonghui Logistics Co., Ltd.	50,000,000.00			50,000,000.00
Yonghui Yunchuang Technology Co., Ltd.	338,279,834.79			338,279,834.79
Sichuan Huipeng E-commerce Co., Ltd.	100,000,000.00			100,000,000.00
Total	8,674,607,680.11	100,000.00	510,000,000.00	8,164,707,680.11

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

(2)	Investment in cooperative enterprises and joint ventures

√	Applicable	☐	Not applicable

									Unit: Yuan Currency: RMB

	Increase/decrease in the current period
Investment unit	Opening balance	Increased investment	Decreased investment	Investment profit and loss recognized with the equity method	Other comprehensive income adjustments	Other equity changes	Declare the distribution of cash dividends or profits	Provision of impairment losses	Others	Closing balance	Closing balance of provision for impairment
I. Cooperative enterprises
Yonghui Fresh Food Development Co., Ltd.	48,054,895.86			-16,348,071.33						31,706,824.53
Subtotal	48,054,895.86			-16,348,071.33						31,706,824.53
II. Joint ventures
Chengdu Hongqi Chain Co., Ltd.	1,680,000,000.00			55,981,365.54			-35,414,400.00			1,700,566,965.54	358,226,870.98
Fujian OneBank Limited	693,629,939.95			31,728,570.67	6,545,793.66					731,904,304.28
Xiangcun Gaokao Agricultural Co., Ltd.											399,676,183.23
1233 International Supply Chain Management Co., Ltd.	195,862,085.24			9,983,006.32						205,845,091.56
Fujian Minwei Industrial Co., Ltd.	118,430,151.93			9,103,969.47						127,534,121.40
Fujian Xingyuan Agricultural and Animal Husbandry Technology Co., Ltd.	39,513,111.16			-8,498,155.96						31,014,955.20
Beijing Friendship Messenger Trading Co., Ltd.	68,309,218.94			14,435,065.64						82,744,284.58
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	52,216,364.13			3,173,042.89			-4,000,000.00			51,389,407.02
Yonghui Yunjin Technology Co., Ltd.				234,245.40					203,410,773.21	203,645,018.61
Subtotal	2,847,960,871.35			116,141,109.97	6,545,793.66		-39,414,400.00		203,410,773.21	3,134,644,148.19	757,903,054.21
Total	2,896,015,767.21			99,793,038.64	6,545,793.66		-39,414,400.00		203,410,773.21	3,166,350,972.72	757,903,054.21

(3).	Impairment testing of long-term equity investments

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Recoverable amount is determined as the net amount of fair value minus disposal costs

☐	Applicable	√	Not applicable

The recoverable amount was determined based on the present value of expected future cash flows

☐	Applicable	√	Not applicable

The reasons for the significant differences between the aforementioned information and the information used in previous years’ impairment tests or external information

☐	Applicable	√	Not applicable

The reasons for significant differences between the information used in previous impairment testing and the actual situation in the current year

☐	Applicable	√	Not applicable

Other notes:

☐	Applicable	√	Not applicable

4.	Operating revenues and operating costs

(1).	Operating revenue and costs

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

	Amount of current period		Amount of last period
Items	Revenue	Cost	Revenue	Cost
Main business	2,927,558,099.56	2,607,306,404.18	3,491,588,879.97	3,153,538,358.73
Other business	305,964,099.88	5,307,404.30	216,778,238.69	12,573,258.53
Total	3,233,522,199.44	2,612,613,808.48	3,708,367,118.66	3,166,111,617.26

(2).	Breakdown of operating revenue and operating cost

√	Applicable	☐	Not applicable

			Unit: Yuan Currency: RMB

	The Company		Total
Contract classification	Operating revenue	Operating costs	Operating revenue	Operating costs
Product type Fresh and processed products	1,913,274,705.78	1,771,366,746.49	1,913,274,705.78	1,771,366,746.49
Food supplies	1,014,283,393.78	835,939,657.69	1,014,283,393.78	835,939,657.69
Others	279,681,383.42	2,243,066.84	279,681,383.42	2,243,066.84
Lease income	26,282,716.46	3,064,337.46	26,282,716.46	3,064,337.46
Classification by time of transfer of goods Transfer at a certain time point	3,043,561,262.97	2,607,306,404.18	3,043,561,262.97	2,607,306,404.18
Transfer within a certain period of time	163,678,220.01	2,243,066.84	163,678,220.01	2,243,066.84
Lease income	26,282,716.46	3,064,337.46	26,282,716.46	3,064,337.46
Total	3,233,522,199.44	2,612,613,808.48	3,233,522,199.44	2,612,613,808.48

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Other disclosures

☐	Applicable	√	Not applicable

(3).	Description of performance obligations

☐	Applicable	√	Not applicable

(4).	Description of allocating to the residual fulfillment obligations

☐	Applicable	√	Not applicable

(5).	Major contract changes or significant adjustment of transaction prices

☐	Applicable	√	Not applicable

5.	Investment income

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount of current period	Amount of last period
Long-term equity investment measured by cost method	85,114,058.47
Long-term equity investment income measured with equity method	99,793,038.64	57,922,149.43
Investment income for disposing long-term equity investment production	48,800,715.92
Investment income of holding trading financial assets	111,220.32	230,121.43
Investment income from disposal of non-current assets	42,055,645.75
Total	275,874,679.10	58,152,270.86

Other notes:

None

6.	Others

☐	Applicable	√	Not applicable

XX.	Supplementary Information

1.	Detailed statement of current non-recurring profit and loss

√	Applicable	☐	Not applicable

	Unit: Yuan Currency: RMB

Items	Amount	Explanation
Non-current assets disposal profit and loss, including the charge against of the impairment preparation for withdrawing assets	210,097,906.89
Governmental subsidies recognized in the current profits and losses except those that are closely related to the Company’s normal operation, comply with national policies, are entitled under established criteria, and have a continuous impact on the Company’s profit and loss	49,296,614.54

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Items	Amount	Explanation
Gain or loss from the fair value changes of financial assets and financial liabilities held by non-financial enterprises, and from the disposal of financial assets and financial liabilities, excluding effective hedging transactions related to the Company’s normal operation	9,992,035.81
Other non-operating income and expenditures except the items above	10,041,045.43
Less: income tax impact amount	26,532,091.61
Impact amount of minority shareholders’ equity (after-tax)	7,443,246.44
Total	245,452,264.62

If items not listed in the “Interpretative Announcement on Non-recurring Gains and Losses for Companies Disclosing Securities Publicly No. 1 – Non-recurring Gains and Losses” are recognized as non-recurring gains and losses which are significant in amount, or if non-recurring gains and losses listed in the “Interpretative Announcement on Non-recurring Gains and Losses for Companies Disclosing Securities Publicly No. 1 – Non-recurring Gains and Losses” are defined as recurring gains and losses, the reasons shall be explained.

☐	Applicable	√	Not applicable

Other disclosures

☐	Applicable	√	Not applicable

2.	Returns on equity and earnings per share

√	Applicable	☐	Not applicable

	Weighted average return on	Earnings per share
Profits during the reporting period	equity	Basic EPS	Diluted EPS
	(%)
Net profits attributable to the Company’s ordinary shareholders	4.53	0.03	0.03
Net profits attributable to the Company’s ordinary shareholders after the deduction of the non-recurring profits and losses	0.49	0.00	0.00

3.	Accounting data difference arising from foreign and domestic accounting standards

☐	Applicable	√	Not applicable

4.	Others

☐	Applicable	√	Not applicable

Chairman: Zhang Xuansong
Approved by the Board of Directors and submitted on August 22, 2024

Revision Information

☐	Applicable	√	Not applicable

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

B.	SUPPLEMENTARY FINANCIAL INFORMATION OF THE TARGET GROUP

Set out below is supplemental financial information of the Target Group for each of the three years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024 (the “Relevant Periods”) which is required for an accountants’ report under Chapter 4 of and Appendix D2 to the Listing Rules but not disclosed in the Target Group’s published consolidated financial statements.

1.	Maturity analysis of loans and borrowings

	As at
	June 30,	As at December 31,
	2024	2023	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount is repayable as follows:
Within one year	4,750,627	5,130,520	6,669,727	10,977,588
More than one year but within two years	46,977	349,890	2,070,085	130,152
More than two years but within five years	–	46,932	–	890,918
	4,797,604	5,527,342	8,739,812	11,998,658

2.	Aging analysis of trade payables

As of December 31, 2021, 2022, and 2023 and June 30, 2024, the aging of all trade payables are within one year based on the date of the trade payables recognized.

3.	Directors’ emoluments

The aggregate amounts of remuneration of the of directors of the Target Group for the years ended December 31, 2021, 2022, and 2023 and the six-month ended June 30, 2024 are as follows:

	For the six months ended June 30, 2024
	Directors’ fees	Salaries, allowances and other benefits	Retirement scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Mr. Li Songfeng	–	1,817	27	1,844
Mr. Wu Kaizhi	–	675	–	675
Mr. Zhang Xuansong	–	189	17	206

	–	2,681	44	2,725

Independent non-executive directors
Mr. Liu Kun	75	–	–	75
Mrs. Li Xuhong	75	–	–	75
Mr. Sun Baowen	75	–	–	75

	225	–	–	225

Total	225	2,681	44	2,950

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	For the year ended December 31, 2023
	Directors’ fees	Salaries, allowances and other benefits	Retirement scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Executive director
Mr. Li Songfeng	–	3,634	54	3,688
Mr. Zhang Xuansong	–	652	33	686

	–	4,287	88	4,374

Independent non-executive directors
Mr. Liu Kun	200	–	–	200
Mrs. Li Xuhong	200	–	–	200
Mr. Sun Baowen	200	–	–	200

	600	–	–	600

Total	600	4,287	88	4,974

	For the year ended December 31, 2022
	Directors’ fees	Salaries, allowances and other benefits	Retirement scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Executive director
Mr. Li Songfeng	–	3,917	54	3,971
Mr. Zhang Xuansong	–	635	33	668
	–	4,552	87	4,639

Independent non-executive directors
Mr. Liu Kun	200	–	–	200
Mrs. Li Xuhong	200	–	–	200
Mr. Sun Baowen	200	–	–	200

	600	–	–	600

Total	600	4,552	87	5,239

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

	For the year ended December 31, 2021
	Directors’ fees	Salaries, allowances and other benefits	Retirement scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Executive director
Mr. Li Guo (Resigned in December 2021)	–	5,441	34	5,475
Mr. Zhang Xuansong	–	632	53	4,090
Mr. Li Songfeng	–	4,037	32	664

	–	10,110	119	10,229

Independent non-executive directors
Mrs. Fang Qing	200	–	–	200
Mr. Liu Xiaopeng	83	–	–	83
Mrs. Xu Ping	200	–	–	200
Mr. Sun Baowen	117	–	–	117

	600	–	–	600

Total	600	10,110	119	10,829

4.	Individuals with highest emoluments

During the years ended December 31, 2021, 2022, and 2023 and the six-months ended June 30, 2024, of the five individuals with the highest emoluments of the Target Group, 1, 1, 1 and 1 is director whose emolument is disclosed in “3. Directors’ emoluments”.

The aggregate of the emoluments in respect of the other 4, 4, 4 and 4 individuals are as follows:

	For the six months ended June 30,	For the year ended December 31,
	2024	2023	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Salaries, allowances and other benefits	4,623	9,778	10,892	13,070
Retirement scheme contributions	55	163	185	183

	4,678	9,941	11,077	13,253

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

The emoluments of the above individuals with the highest emoluments are within the following bands:

	For the six months ended June 30,	For the year ended December 31,
	2024	2023	2022	2021
HKD1,000,001 to HKD1,500,000	4	–	–	–
HKD2,000,001 to HKD2,500,000	–	1	–	–
HKD2,500,001 to HKD3,000,000	–	3	–	–
HKD3,000,001 to HKD3,500,000	–	–	3	1
HKD3,500,001 to HKD4,000,000	–	–	1	1
HKD4,000,001 to HKD4,500,000	–	–	–	1
HKD4,500,001 to HKD5,000,000	–	–	–	1

	4	4	4	4

C.	DIFFERENCES BETWEEN ACCOUNTING POLICIES ADOPTED BY THE COMPANY (IFRS) AND THE TARGET GROUP (CASBE)

As described in the section headed “Letter from the Board – Waiver from Strict Compliance with Requirements under the Listing Rules” of this circular, the Company has applied to The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) for, and been granted, a waiver from the requirement to include in this circular an accountants’ report on the Target Group in accordance with Rule 14.67(6)(a)(i) and Chapter 4 of the Rules Governing the Listing of Securities on the Stock Exchange.

Instead, Section A of this Appendix contains a copy of the English translation of:

(a)	Consolidated financial statements of the Target Group for the three financial years ended December 31, 2021, 2022 and 2023, which were prepared in accordance with CASBE and audited by Ernst & Young Hua Ming LLP (Special General Partnership) (安永華明會計師事務所(特殊普通合夥)) (“EY”); and

(b)	Unaudited interim consolidated financial statements of the Target Group for the six months ended June 30, 2024, which were prepared in accordance with CASBE.

The financial information included in Section A of this Appendix are referred hereinafter as “Target Group Historical Financial Information”. The Target Group Historical Financial Information cover the financial positions of the Target Group as at December 31, 2021, 2022 and 2023 and June 30, 2024 and the financial performance of the Target Group for each of the years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024 (the “Relevant Periods”).

The accounting policies adopted in the preparation of the Target Group Historical Financial Information are substantially consistent with the accounting policies adopted by the Company, which comply with IFRS except for the classification and presentation of certain the account captions.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Basis of Preparation

The reconciliation information for the Relevant Periods is set out by providing a reconciliation between the “Unadjusted Financial Information under CASBE” of the Target Group which are extracted from the Target Group Historical Financial Information and the adjusted financial information of the Relevant Periods as if it had been prepared in accordance with the accounting policies adopted by the Company which are in compliance with IFRS. As the Company’s interest in the Target Company will be accounted for as investment in associates using the equity method in the Group’s consolidated financial statements upon Completion, the statement of cash flows and the statement of change of equity of the Target Group will have no impact on the Group’s statement of cash flows and the statement of change of equity. Further, there is no material difference between IFRS and CASBE in terms of the classification of the activities in the cash flow statement and the statement of change of equity. Therefore, the reconciliation information of the Relevant Periods will only cover the Target Group’s consolidated statement of profit or loss and other comprehensive income and the consolidated statement of financial position.

Reconciliation Process

The Reconciliation has been prepared by the directors of the Company by comparing the accounting policies adopted by the Target Group for the preparation of the Target Group Historical Financial Information and the accounting policies adopted by the Company, and quantifying the relevant material financial effects of such differences, where appropriate. Your attention is drawn to the fact that as the Reconciliation has not been subject to an independent audit and accordingly, no opinion is expressed by an auditor or reporting accountants on whether it presents a true and fair view of the Target Group’s consolidated financial position as at December 31, 2021, 2022 and 2023 and June 30, 2024, nor its consolidated results for the years and period then ended under the accounting policies adopted by the Company.

KPMG was engaged by the Company to conduct work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

The work conducted by KPMG consisted primarily of:

(i)	comparing the “Unadjusted Financial Information under CASBE” as set out in the section entitled “Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies” with the Target Group Historical Financial Information prepared under CASBE;

(ii)	considering the adjustments made and evidence supporting the adjustments made in arriving at the “Adjusted Financial Information under the Company’s Accounting Policies” as set out in the section entitled “Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies”, which included examining the differences between the Target Group’s accounting policies under CASBE and the Company’s accounting policies under IFRS; and

(iii)	checking the arithmetic accuracy of the computation of the “Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies”.

KPMG’s engagement did not involve independent examination of any of the underlying financial information on which the “Target Group’s Unaudited Adjusted Financial Information under the Company’s Accounting Policies” is based. The work carried out in accordance with HKSAE 3000 is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, KPMG did not express an audit opinion nor a review conclusion on the Reconciliation. KPMG’s engagement was intended solely for the use of the Directors in connection with this circular and may not be suitable for another purpose. KPMG has not audited or reviewed the Target Group’s financial information for any period.

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Based on the work performed, KPMG has concluded that:

(i)	the “Unadjusted Financial Information under CASBE” as set out in the section entitled “Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies” is in agreement with the Target Group Historical Financial Information prepared under CASBE;

(ii)	the adjustments reflect, in all material respects, the differences between the Target Group’s accounting policies and the Company’s accounting policies; and

(iii)	the computation of the Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies is arithmetically accurate.

Target Group Unaudited Adjusted Financial Information under the Company’s Accounting Policies

The Target Group Historical Financial Information have been prepared and presented in accordance with CASBE. There are no material differences between the Target Group Historical Financial Information compared to that applying the Company’s accounting policies under IFRS, except for the classification and presentation of certain account caption.

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Total operating income
Operating Revenue	37,779,187	–	37,779,187	Revenue
Less: operating cost	(29,628,245)	–	(29,628,245)	Cost of sales

			8,150,942	Gross profit
	–	116,924	116,924	Other income
Taxes and surcharges	(107,634)	107,634	–
Selling expenses	(6,513,523)	–	(6,513,523)	Selling and distribution expenses
Administrative expenses	(888,284)	(241,319)	(1,129,603)	General and administrative expenses
Research and development expenses	(133,685)	133,685	–
	–	230,123	230,123	Other net income
Finance expenses	(629,890)	629,890	–
Plus: other income	49,297	(49,297)	–
Investment income (loss is indicated by ‘–’)	275,981	(275,981)	–
Income from fair value variation (loss filled with “–”)	(183,828)	183,828	–
Credit impairment losses (loss is indicated by “–”)	15,004	–	15,004	Reversal of credit loss on trade and other receivables and loans and advances granted
Gains from disposal of assets (loss is indicated by “–”)	223,869	(223,869)	–

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Operating profit (loss is indicated by “–”)	258,249	611,618	869,867	Operating profit
Plus: non-operating income	85,932	(85,932)	–
Less: Non-operating expenses	(20,397)	20,397	–
	–	(635,410)	(635,410)	Finance costs
	–	5,520	5,520	Finance income

	65,535	(695,425)	(629,890)	Net finance cost
	–	83,807	83,807	Share of profit of equity-accounted investees, net of tax

Total profit (total loss is indicated by “–”)	323,784	–	323,784	Profit before taxation
Less: income tax expense	112,956	–	112,956	Income tax expenses

Net profit (net loss is indicated by “–”)	210,828	–	210,828	Profit for the period

Attributable to:				Attributable to:
Net profit attributable to the owners of the Parent Company (net loss is indicated by “–”)	275,315	–	275,315	Equity shareholders of the Company
Minority interest income (net loss is indicated by “–”)	(64,487)	–	(64,487)	Non-controlling interests

Net profit (net loss is indicated by “–”)	210,828	–	210,828	Profit for the period

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Net profit	210,828	–	210,828	Profit for the period

Items that may be reclassified subsequently to profit or loss:				Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into losses and profits under the equity method	6,546	–	6,546	Equity-accounted investees – share of other comprehensive income
Balance arising from the translation of foreign currency financial statements	79	–	79	Exchange differences on translation of financial statements of foreign operations

Other comprehensive income to be re-classified into profit and loss	6,625	–	6,625	Other comprehensive income for the period

Total comprehensive income for the period	217,453	–	217,453	Total comprehensive income for the period

Attributable to:				Attributable to:
Total comprehensive income attributable to the owners of the Parent Company	281,940	–	281,940	Equity shareholders of the Company
Total comprehensive income attributable to minority shareholders	(64,487)	–	(64,487)	Non-controlling interests

Total comprehensive income for the period	217,453	–	217,453	Total comprehensive income for the period

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2023

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Total operating income
Operating Revenue	78,642,172	–	78,642,172	Revenue
Less: operating cost	(61,939,819)	–	(61,939,819)	Cost of sales

			16,702,353	Gross profit
	–	352,739	352,739	Other income
Taxes and surcharges	(217,915)	217,915	–
Selling expenses	(14,680,133)	–	(14,680,133)	Selling and distribution expenses
Administrative expenses	(1,887,146)	(536,182)	(2,423,328)	General and administrative expenses
Research and development expenses	(318,267)	318,267	–
	–	512,735	512,735	Other net income
Finance expenses	(1,323,053)	1,323,053	–
Plus: other income	185,516	(185,516)	–
Investment income (loss is indicated by ‘–’)	396,294	(396,294)	–
Income from fair value variation (loss filled with “–”)	(76,343)	76,343	–
Credit impairment losses (loss is indicated by “–”)	(88,874)	–	(88,874)	Credit loss on trade and other receivables and loans and advances granted
Assets impairment losses (loss is indicated by “–”)	(523,083)	–	(523,083)	Impairment loss on non-current assets
Gains from disposal of assets (loss is indicated by “–”)	354,869	(354,869)	–

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Operating profit (loss is indicated by “–”)	(1,475,782)	1,328,191	(147,591)	Operating loss
Plus: non-operating income	281,697	(281,697)	–
Less: Non-operating expenses	(167,332)	167,332	–
	–	(1,438,291)	(1,438,291)	Finance costs
	–	115,238	115,238	Finance income

	114,365	(1,437,418)	(1,323,053)	Net finance cost
	–	109,227	109,227	Share of profit of equity-accounted investees, net of tax

Total profit (total loss is indicated by “–”)	(1,361,417)	–	(1,361,417)	Loss before taxation
Less: income tax expense	103,312	–	103,312	Income tax expenses

Net profit (net loss is indicated by “–”)	(1,464,729)	–	(1,464,729)	Loss for the year

Attributable to:				Attributable to:
Net profit attributable to the owners of the Parent Company (net loss is indicated by “–”)	(1,329,051)	–	(1,329,051)	Equity shareholders of the Company
Minority interest income (net loss is indicated by “–”)	(135,678)	–	(135,678)	Non-controlling interests

Net profit (net loss is indicated by “–”)	(1,464,729)	–	(1,464,729)	Loss for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2023

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
	RMB’000	(Note 1) RMB’000	RMB’000
Net Loss	(1,464,729)	–	(1,464,729)	Loss for the year

Items that may be reclassified subsequently to profit or loss:				Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into losses and profits under the equity method	4,618	–	4,618	Equity-accounted investees – share of other comprehensive income
Balance arising from the translation of foreign currency financial statements	16	–	16	Exchange differences on translation of financial statements of foreign operations

Other comprehensive income to be re-classified into profit and loss	4,634	–	4,634	Other comprehensive income for the year

Total comprehensive income for the year	(1,460,095)	–	(1,460,095)	Total comprehensive income for the year

Attributable to:				Attributable to:
Total comprehensive income attributable to the owners of the Parent Company	(1,324,417)	–	(1,324,417)	Equity shareholders of the Company
Total comprehensive income attributable to minority shareholders	(135,678)	–	(135,678)	Non-controlling interests

Total comprehensive income for the year	(1,460,095)	–	(1,460,095)	Total comprehensive income for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2022

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
	RMB’000	(Note 1) RMB’000	RMB’000
Total operating income
Operating Revenue	90,090,819	–	90,090,819	Revenue
Less: operating cost	(72,360,590)	–	(72,360,590)	Cost of sales

			17,730,229	Gross profit
Taxes and surcharges	(204,291)	204,291	–
	–	405,037	405,037	Other income
Selling expenses	(15,849,738)	–	(15,849,738)	Selling and distribution expenses
Administrative expenses	(2,046,416)	(686,189)	(2,732,605)	General and administrative expenses
Research and development expenses	(481,898)	481,898	–
	–	(428,526)	(428,526)	Other net loss
Finance expenses	(1,538,197)	1,538,197	–
Plus: other income	211,947	(211,947)	–
Investment income (loss is indicated by ‘–’)	(105,278)	105,278	–
Income from fair value variation (loss filled with “–”)	(594,680)	594,680	–
Credit impairment losses (loss is indicated by “–”)	(119,961)	–	(119,961)	Credit loss on trade and other receivables and loans and advances granted
Assets impairment losses (loss is indicated by “–”)	(635,208)	–	(635,208)	Impairment loss on non-current assets
Gains from disposal of assets (loss is indicated by “–”)	335,708	(335,708)	–

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Operating profit (loss is indicated by “–”)	(3,297,783)	1,667,011	(1,630,772)	Operating loss
Plus: non-operating income	332,093	(332,093)	–
Less: Non-operating expenses	(252,787)	252,787	–
	–	(1,741,980)	(1,741,980)	Finance costs
	–	203,782	203,782	Finance income

	79,306	(1,617,504)	(1,538,198)	Net finance cost
	–	(49,507)	(49,507)	Share of loss of equity-accounted investees, net of tax

Total profit (total loss is indicated by “–”)	(3,218,477)	–	(3,218,477)	Loss before taxation
Less: income tax expense	(218,801)	–	(218,801)	Income tax expenses

Net profit (net loss is indicated by “–”)	(2,999,676)	–	(2,999,676)	Loss for the year

Attributable to:				Attributable to:
Net profit attributable to the owners of the Parent Company (net loss is indicated by “–”)	(2,763,167)	–	(2,763,167)	Equity shareholders of the Company
Minority interest income (net loss is indicated by “–”)	(236,509)	–	(236,509)	Non-controlling interests

Net profit (net loss is indicated by “–”)	(2,999,676)	–	(2,999,676)	Loss for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2022

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Net Loss	(2,999,676)	–	(2,999,676)	Loss for the year

Items that may be reclassified subsequently to profit or loss:				Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into losses and profits under the equity method	(867)	–	(867)	Equity-accounted investees – share of other comprehensive income
Balance arising from the translation of foreign currency financial statements	(187)	–	(187)	Exchange differences on translation of financial statements of foreign operations

Other comprehensive income to be re-classified into profit and loss	(1,054)	–	(1,054)	Other comprehensive income for the year

Total comprehensive income for the year	(3,000,730)	–	(3,000,730)	Total comprehensive income for the year

Attributable to:				Attributable to:
Total comprehensive income attributable to the owners of the Parent Company	(2,764,221)	–	(2,764,221)	Equity shareholders of the Company
Total comprehensive income attributable to minority shareholders	(236,509)	–	(236,509)	Non-controlling interests

Total comprehensive income for the year	(3,000,730)	–	(3,000,730)	Total comprehensive income for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF PROFIT OR LOSS UNDER THE COMPANY’S ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2021

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Total operating income
Operating Revenue	91,061,894	–	91,061,894	Revenue
Less: operating cost	(74,027,212)	–	(74,027,212)	Cost of sales

			17,034,682	Gross profit
Taxes and surcharges	(212,940)	212,940	–
	–	411,699	411,699	Other income
Selling expenses	(16,629,508)	–	(16,629,508)	Selling and distribution expenses
Administrative expenses	(2,155,456)	(641,047)	(2,796,503)	General and administrative expenses
Research and development expenses	(428,107)	428,107	–
	–	(206,696)	(206,696)	Other net loss
Finance expenses	(1,551,694)	1,551,694	–
Plus: other income	183,458	(183,458)	–
Investment income (loss is indicated by ‘–’)	192,013	(192,013)	–
Income from fair value variation (loss filled with “–”)	(378,527)	378,527	–
Credit impairment losses (loss is indicated by “–”)	(157,430)	–	(157,430)	Credit loss on trade and other receivables and loans and advances granted
Assets impairment losses (loss is indicated by “–”)	(777,436)	–	(777,436)	Impairment loss on non-current assets
Gains from disposal of assets (loss is indicated by “–”)	53,364	(53,364)	–

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information under CASBE		Reclassification	Adjusted Financial Information under the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Operating profit (loss is indicated by “–”)	(4,827,581)	1,706,389	(3,121,192)	Operating loss
Plus: non-operating income	343,946	(343,946)	–
Less: Non-operating expenses	(238,437)	238,437	–
	–	(1,844,328)	(1,844,328)	Finance costs
	–	292,634	292,634	Finance income

	105,509	(1,657,203)	(1,551,694)	Net finance cost
	–	(49,186)	(49,186)	Share of loss of equity-accounted investees, net of tax

Total profit (total loss is indicated by “–”)	(4,722,072)	–	(4,722,072)	Loss before taxation
Less: income tax expense	(227,494)	–	(227,494)	Income tax expenses

Net profit (net loss is indicated by “–”)	(4,494,578)	–	(4,494,578)	Loss for the year

Attributable to:				Attributable to:
Net profit attributable to the owners of the Parent Company (net loss is indicated by “–”)	(3,943,871)	–	(3,943,871)	Equity shareholders of the Company
Minority interest income (net loss is indicated by “–”)	(550,707)	–	(550,707)	Non-controlling interests

Net profit (net loss is indicated by “–”)	(4,494,578)	–	(4,494,578)	Loss for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME UNDER THE COMPANY’S

ACCOUNTING POLICIES FOR THE YEAR ENDED DECEMBER 31, 2021

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Net Loss	(4,494,578)	–	(4,494,578)	Loss for the year

Items that may be reclassified subsequently to profit or loss:				Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into losses and profits under the equity method	2,449	–	2,449	Equity-accounted investees – share of other comprehensive income
Balance arising from the translation of foreign currency financial statements	(370)	–	(370)	Exchange differences on translation of financial statements of foreign operations

Other comprehensive income to be re-classified into profit and loss	2,079	–	2,079	Other comprehensive income for the year

Total comprehensive income for the year	(4,492,499)	–	(4,492,499)	Total comprehensive income for the year

Attributable to:				Attributable to:
Total comprehensive income attributable to the owners of the Parent Company	(3,941,792)	–	(3,941,792)	Equity shareholders of the Company
Total comprehensive income attributable to minority shareholders	(550,707)	–	(550,707)	Non-controlling interests
Total comprehensive income for the year	(4,492,499)	–	(4,492,499)	Total comprehensive income for the year

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNDER THE COMPANY’S ACCOUNTING POLICIES AT JUNE 30, 2024

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current assets				Current assets
Monetary funds	5,060,367	(174,431)	4,885,936	Cash and cash equivalents
	–	174,431	174,431	Restricted cash
Trading financial assets	2,709,808	–	2,709,808	Other investments
Accounts receivable	340,366	2,833,930	3,174,296	Trade and other receivables
Advance payments	1,033,704	(1,033,704)	–
Other receivables	499,763	(499,763)	–
Inventories	5,700,299	–	5,700,299	Inventories
Non-current assets due within one year	39,294	(39,294)	–
Other current assets	1,261,169	(1,261,169)	–

Total current assets	16,644,770	–	16,644,770	Total current assets

Non-current assets				Non-current assets
Long-term receivables	246,002	–	246,002	Trade and other receivables
Long term equity investments	3,483,320	–	3,483,320	Interests in equity-accounted investees
Other non-current financial assets	3,302,566	–	3,302,566	Other investments
Investment properties	294,720	–	294,720	Investment properties
Fixed assets	3,625,261	2,304,010	5,929,271	Property, plant and equipment
Construction in progress	219,564	(219,564)	–
Productive biological assets	11,773	(11,773)	–
Right-of-use assets	15,697,679	51,013	15,748,692	Right-of-use assets
Intangible assets	889,203	(51,013)	838,190	Intangible assets
Goodwill	3,661	–	3,661	Goodwill
Long term deferred expenses	2,072,673	(2,072,673)	–
Deferred tax assets	1,034,170	–	1,034,170	Deferred tax assets

Total non-current assets	30,880,592	–	30,880,592	Total non-current assets

Total assets	47,525,362	–	47,525,362	Total assets

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current liabilities				Current liabilities
Short-term loans	4,400,540	350,087	4,750,627	Loans and borrowings
Accounts payable	7,572,136	2,669,442	10,241,578	Trade and other payables
Accounts collected in advance	276,593	–	276,593	Receipts in advance
Contract liabilities	4,740,725	–	4,740,725	Contract liabilities
Payroll payable	560,911	(560,911)	–
Taxes payable	293,333	(207,273)	86,060	Current taxation
Other payables	1,459,013	(1,459,013)	–
Non-current liabilities due within one year	2,194,490	(2,194,490)	–
	–	1,844,403	1,844,403	Lease liabilities
Other current liabilities	442,245	(442,245)	–

Total current liabilities	21,939,986	–	21,939,986	Total current liabilities

Non-current liabilities				Non-current liabilities
Lease liabilities	19,211,153	–	19,211,153	Lease liabilities
	–	70,516	70,516	Other payables
Estimated liabilities	23,539	(23,539)	–
Deferred income	92,756	–	92,756	Deferred income
Deferred tax liabilities	58,863	–	58,863	Deferred tax liabilities
Other non-current liabilities	46,977	(46,977)	–

Total non-current liabilities	19,433,288	–	19,433,288	Total non-current liabilities

Total liabilities	41,373,274	–	41,373,274	Total liabilities

Equity				Equity
Paid-in capital (or capital stock)	9,075,037	–	9,075,037	Share capital
Capital reserves	4,247,701	–	4,247,701	Additional paid-in capital
Less: Treasury shares	(488,768)	488,768	–
Other comprehensive income	11,698	(11,698)	–
Surplus reserves	1,134,683	(1,134,683)	–
Undistributed profits	(7,826,966)	–	(7,826,966)	Retained earnings
	–	657,613	657,613	Other reserves

Total Equity (or shareholders’ equity) attributable to parent company	6,153,385	–	6,153,385	Equity attributable to equity shareholders of the Company

Minority interests	(1,297)	–	(1,297)	Non-controlling interests

Total equity	6,152,088	–	6,152,088	Total equity

Total liabilities and total equity	47,525,362	–	47,525,362	Total liabilities and total equity

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION UNDER THE COMPANY’S ACCOUNTING POLICIES AT DECEMBER 31, 2023

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current assets				Current assets
Monetary funds	5,839,070	(141,301)	5,697,769	Cash and cash equivalents
	–	141,301	141,301	Restricted cash
Loans and advances (short-term)	537,340	–	537,340	Loans and advances granted
Trading financial assets	735,972	–	735,972	Other investments
Factoring receivables	68,689	(68,689)	–
Account receivable	421,742	3,232,632	3,654,374	Trade and other receivables
Advance payments	1,185,220	(1,185,220)	–
Other receivables	563,972	(563,972)	–
Inventories	8,268,983	–	8,268,983	Inventories
Non-current assets due within one year	49,380	(49,380)	–
Other current assets	1,365,371	(1,365,371)	–

Total current assets	19,035,739	–	19,035,739	Total current assets

Non-current assets				Non-current assets
Loans and advances	20,568	–	20,568	Loans and advances granted
Long-term receivables	227,393	–	227,393	Trade and other receivables
Long term equity investments	3,231,665	–	3,231,665	Interests in equity-accounted investees
Other non-current financial assets	3,651,480	–	3,651,480	Other investments
Investment properties	300,148	–	300,148	Investment properties
Fixed assets	3,842,170	2,554,920	6,397,090	Property, plant and equipment
Construction in progress	240,333	(240,333)	–
Productive biological assets	12,091	(12,091)	–
Right-of-use assets	17,033,172	51,370	17,084,542	Right-of-use assets
Intangible assets	1,037,948	(51,370)	986,578	Intangible assets
Goodwill	3,661	–	3,661	Goodwill
Long term deferred expenses	2,302,496	(2,302,496)	–
Deferred tax assets	1,113,173	–	1,113,173	Deferred tax assets

Total non-current assets	33,016,298	–	33,016,298	Total non-current assets

Total assets	52,052,037	–	52,052,037	Total assets

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current liabilities				Current liabilities
Short-term loans	5,130,220	300	5,130,520	Loans and borrowings
Accounts payable	9,816,258	3,009,176	12,825,434	Trade and other payables
Accounts collected in advance	106,068	–	106,068	Receipts in advance
Contract liabilities	4,850,842	–	4,850,842	Contract liabilities
Payroll payable	602,858	(602,858)	–
Taxes payable	245,449	(223,301)	22,148	Current taxation
Other payables	1,725,135	(1,725,135)	–
Non-current liabilities due within one year	1,792,352	(1,792,352)	–
	–	1,792,052	1,792,052	Lease liabilities
Other current liabilities	457,882	(457,882)	–

Total current liabilities	24,727,064	–	24,727,064	Total current liabilities

Non-current liabilities				Non-current liabilities
Long-term borrowings	349,890	–	349,890	Loans and borrowings
Lease liabilities	20,781,462	–	20,781,462	Lease liabilities
		84,729	84,729	Other payables
Estimated liabilities	37,797	(37,797)	–
Deferred income	99,471	–	99,471	Deferred income
Deferred tax liabilities	74,684	–	74,684	Deferred tax liabilities
Other non-current liabilities	46,932	(46,932)	–

Total non-current liabilities	21,390,236	–	21,390,236	Total non-current liabilities

Total liabilities	46,117,300	–	46,117,300	Total liabilities

Equity				Equity
Paid-in capital (or capital stock)	9,075,037	–	9,075,037	Share capital
Capital reserves	4,315,325	–	4,315,325	Additional paid-in capital
Less: Treasury shares	(488,768)	488,768	–
Other comprehensive income	5,074	(5,074)	–
Surplus reserves	1,132,841	(1,132,841)	–
Undistributed profits	(8,100,438)	–	(8,100,438)	Retained earnings
	–	649,147	649,147	Other reserves

Total Equity (or shareholders’ equity) attributable to parent company	5,939,071	–	5,939,071	Equity attributable to equity shareholders of the Company
Minority interests	(4,334)	–	(4,334)	Non-controlling interests

Total equity	5,934,737	–	5,934,737	Total equity

Total liabilities and total equity	52,052,037	–	52,052,037	Total liabilities and total equity

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION UNDER THE COMPANY’S ACCOUNTING POLICIES AT DECEMBER 31, 2022

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current assets				Current assets
Monetary funds	7,615,941	(114,492)	7,501,449	Cash and cash equivalents
	–	114,492	114,492	Restricted cash
Loans and advances (short-term)	818,071	–	818,071	Loans and advances granted
Trading financial assets	890,827	–	890,827	Other investments
Factoring receivables	639,127	(639,127)	–
Account receivable	530,611	4,215,419	4,746,030	Trade and other receivables
Advance payments	1,389,235	(1,389,235)	–
Other receivables	649,676	(649,676)	–
Inventories	10,466,589	–	10,466,589	Inventories
Non-current assets due within one year	43,535	(43,535)	–
Other current assets	1,493,846	(1,493,846)	–

Total current assets	24,537,458	–	24,537,458	Total current assets

Non-current assets				Non-current assets
Loans and advances	76,991	–	76,991	Loans and advances granted
Long-term receivables	264,651	–	264,651	Other receivables
Long term equity investments	3,639,581	–	3,639,581	Interests in equity-accounted investees
Other non-current financial assets	3,918,000	–	3,918,000	Other investments
Investment properties	311,134	–	311,134	Investment properties
Fixed assets	4,114,413	3,296,464	7,410,877	Property, plant and equipment
Construction in progress	383,281	(383,281)	–
Productive biological assets	12,728	(12,728)	–
Right-of-use assets	19,417,724	52,505	19,470,229	Right-of-use assets
Intangible assets	1,313,823	(41,605)	1,272,218	Intangible assets
Development expenditure	10,900	(10,900)	–
Goodwill	3,661	–	3,661	Goodwill
Long term deferred expenses	2,900,455	(2,900,455)	–
Deferred tax assets	1,238,415	–	1,238,415	Deferred tax assets

Total non-current assets	37,605,757	–	37,605,757	Total non-current assets

Total assets	62,143,215	–	62,143,215	Total assets

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information under			Adjusted Financial Information under
CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current liabilities				Current liabilities
Short-term loans	6,528,480	141,247	6,669,727	Loans and borrowings
Accounts payable	12,155,433	3,325,600	15,481,033	Trade and other payables
Accounts collected in advance	196,630	–	196,630	Receipts in advance
Contract liabilities	4,826,601	–	4,826,601	Contract liabilities
Payroll payable	758,315	(758,315)	–
Taxes payable	229,607	(206,886)	22,721	Current taxation
Other payables	1,899,604	(1,899,604)	–
Non-current liabilities due within one year	2,011,864	(2,011,864)	–
	–	1,870,617	1,870,617	Lease liabilities
Other current liabilities	460,795	(460,795)	–

Total current liabilities	29,067,330	–	29,067,330	Total current liabilities

Non-current liabilities				Non-current liabilities
Long-term borrowings	2,070,085	–	2,070,085	Loans and borrowings
Lease liabilities	23,110,834	–	23,110,834	Lease liabilities
	–	7,384	7,384	Other payables
Estimated liabilities	7,384	(7,384)	–
Deferred income	104,500	–	104,500	Deferred income
Deferred tax liabilities	126,183	–	126,183	Deferred tax liabilities

Total non-current liabilities	25,418,986	–	25,418,986	Total non-current liabilities

Total liabilities	54,486,315	–	54,486,315	Total liabilities

Equity				Equity
Paid-in capital (or capital stock)	9,075,037	–	9,075,037	Share capital
Capital reserves	4,292,123	–	4,292,123	Additional paid-in capital
Less: Treasury shares	(263,484)	263,484	–
Other comprehensive income	440	(440)	–
Surplus reserves	1,113,275	(1,113,275)	–
Undistributed profits	(6,751,820)	–	(6,751,820)	Retained earnings
	–	850,231	850,231	Other reserves

Total Equity (or shareholders’ equity) attributable to parent company	7,465,571	–	7,465,571	Equity attributable to equity shareholders of the Company
Minority interests	191,329	–	191,329	Non-controlling interests

Total equity	7,656,900	–	7,656,900	Total equity

Total liabilities and total equity	62,143,215	–	62,143,215	Total liabilities and total equity

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

UNAUDITED ADJUSTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION UNDER THE COMPANY’S ACCOUNTING POLICIES AT DECEMBER 31, 2021

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current assets				Current assets
Monetary funds	9,163,128	(452,918)	8,710,210	Cash and cash equivalents
	–	452,918	452,918	Restricted cash
Loans and advances (short-term)	568,806	–	568,806	Loans and advances granted
Trading financial assets	1,560,918	–	1,560,918	Other investments
Factoring receivables	1,411,455	(1,411,455)	–
Account receivable	477,000	6,153,139	6,630,139	Trade and other receivables
Advance payments	1,972,321	(1,972,321)	–
Other receivables	742,369	(742,369)	–
Inventories	10,791,491	–	10,791,491	Inventories
Non-current assets due within one year	41,563	(41,563)	–
Other current assets	1,985,431	(1,985,431)	–

Total current assets	28,714,482	–	28,714,482	Total current assets

Non-current assets				Non-current assets
Loans and advances	245,811	–	245,811	Loans and advances granted
Long-term receivables	73,044	–	73,044	Other receivables
Long term equity investments	4,773,553	–	4,773,553	Interests in equity-accounted investees
Other non-current financial assets	4,100,000	–	4,100,000	Other investments
Investment properties	321,941	–	321,941	Investment properties
Fixed assets	4,646,074	3,904,452	8,550,526	Property, plant and equipment
Construction in progress	410,335	(410,335)	–
Productive biological assets	11,628	(11,628)	–
Right-of-use assets	21,967,161	50,077	22,017,238	Right-of-use assets
Intangible assets	1,525,435	(50,077)	1,475,358	Intangible assets
Goodwill	3,661	–	3,661	Goodwill
Long term deferred expenses	3,482,489	(3,482,489)	–
Deferred tax assets	1,036,025	–	1,036,025	Deferred tax assets

Total non-current assets	42,597,157	–	42,597,157	Total non-current assets

Total assets	71,311,639	–	71,311,639	Total assets

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Unadjusted Financial Information			Adjusted Financial Information under
under CASBE		Reclassification	the Company’s Accounting Policies
		(Note 1)
	RMB’000	RMB’000	RMB’000
Current liabilities				Current liabilities
Short-term loans	10,947,557	30,031	10,977,588	Loans and borrowings
Notes payable	33,000	(33,000)	–
Accounts payable	12,518,577	4,012,695	16,531,272	Trade and other payables
Accounts collected in advance	199,816	–	199,816	Receipts in advance
Contract liabilities	4,303,074	–	4,303,074	Contract liabilities
Payroll payable	665,286	(665,286)	–
Taxes payable	202,850	(162,709)	40,141	Current taxation
Other payables	2,761,266	(2,761,266)	–
Non-current liabilities due within one year	2,069,851	(2,069,851)	–
	–	2,039,820	2,039,820	Lease liabilities
Other current liabilities	390,434	(390,434)	–

Total current liabilities	34,091,711	–	34,091,711	Total current liabilities

Non-current liabilities				Non-current liabilities
Long-term borrowings	1,021,070	–	1,021,070	Loans and borrowings
Lease liabilities	24,826,561	–	24,826,561	Lease liabilities
	–	3,628	3,628	Other payables
Estimated liabilities	3,628	(3,628)	–
Deferred income	118,370	–	118,370	Deferred income
Deferred tax liabilities	172,895	–	172,895	Deferred tax liabilities

Total non-current liabilities	26,142,524	–	26,142,524	Total non-current liabilities

Total liabilities	60,234,235	–	60,234,235	Total liabilities

Equity				Equity
Paid-in capital (or capital stock)	9,075,037	–	9,075,037	Share capital
Capital reserves	4,276,145	–	4,276,145	Additional paid-in capital
Other comprehensive income	1,494	(1,494)	–
Surplus reserves	1,103,807	(1,103,807)	–
Undistributed profits	(3,797,685)	–	(3,797,685)	Retained earnings
	–	1,105,301	1,105,301	Other reserves

Total Equity (or shareholders’ equity) attributable to parent company	10,658,798	–	10,658,798	Equity attributable to equity shareholders of the Company
Minority interests	418,606	–	418,606	Non-controlling interests

Total equity	11,077,404	–	11,077,404	Total equity

Total liabilities and total equity	71,311,639	–	71,311,639	Total liabilities and total equity

APPENDIX II	FINANCIAL INFORMATION OF THE TARGET GROUP

Note:

1.	To align with the presentation of the consolidated financial statements of the Target Group with that of the Group, reclassification adjustments are made to the “Unadjusted Financial Information under CASBE” as at and for the years ended December 31, 2021, 2022 and 2023, and the six months ended June 30, 2024 which are extracted from the Target Group Historical Financial Information. Such reclassifications are made according to the Company’s accounting policies under IFRS by splitting or re-grouping certain account captions of the Target Group. These reclassifications do not have any impact on the net profit nor the net assets of the Target Group.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

INTRODUCTION

The following is the unaudited pro forma financial information of the Group (the “Unaudited Pro Forma Financial Information”) as if the Acquisition had been completed on June 30, 2024 for the unaudited pro forma consolidated statement of financial position of the Group as at June 30, 2024, and as if the Acquisition had been completed at the beginning of the six months ended June 30, 2024 for the unaudited pro forma consolidated statement of profit or loss, the unaudited pro forma consolidated statement of profit or loss and other comprehensive income and the unaudited pro forma consolidated statement of cash flows for the six months ended June 30, 2024. Details of the Acquisition are set out in the section entitled “Letter from the Board” contained in this circular.

The Unaudited Pro Forma Financial Information of the Group is based on the unaudited consolidated statement of financial position of the Group as at June 30, 2024, and the unaudited consolidated statement of profit or loss, the unaudited consolidated statement of profit or loss and other comprehensive income and the unaudited consolidated statement of cash flows for the six months ended June 30, 2024 as extracted from the Company’s interim financial report for the six months ended June 30, 2024, after making unaudited pro forma adjustments to reflect the effect of the Acquisition.

The Unaudited Pro Forma Financial Information is based on a number of assumptions, estimates and uncertainties. Among other key assumptions, the Directors of the Company have assumed that the Company would be able to raise sufficient funding through internal resources, bank borrowings and/or external financing to finance the Acquisition.

The Unaudited Pro Forma Financial Information of the Group has been prepared in accordance with paragraph 4.29 of the Listing Rules for the purpose of illustrating the effect of the Acquisition only. Because of its hypothetical nature, such Unaudited Pro Forma Financial Information may not give a true picture of the financial position or results of the Group had the Acquisition been completed as at the specified date or any future dates.

The Unaudited Pro Forma Financial Information of the Group should be read in conjunction with the historical financial information of the Group set out in the interim financial report of the Company for the six months ended June 30, 2024 and with other financial information included elsewhere in this circular.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE GROUP AS AT JUNE 30, 2024

	Unaudited consolidated statement of financial position of the Group as at June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma consolidated statement of financial position of the Group as at June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 2 & 3
ASSETS
Non-current assets
Property, plant and equipment	1,047,687	–	1,047,687
Right-of-use assets	3,684,817	–	3,684,817
Intangible assets	12,333	–	12,333
Goodwill	21,247	–	21,247
Deferred tax assets	116,577	–	116,577
Other investments	106,102	–	106,102
Trade and other receivables	173,136	–	173,136
Term deposits	103,308	–	103,308
Interests in equity-accounted investees	14,814	6,270,118	6,284,932

	5,280,021		11,550,139

Current assets
Other investments	350,913	–	350,913
Inventories	1,949,849	–	1,949,849
Trade and other receivables	1,614,148	–	1,614,148
Cash and cash equivalents	6,233,089	(6,270,118)	(37,029)
Restricted cash	1,965	–	1,965
Term deposits	283,007	–	283,007

	10,432,971		4,162,853

Total assets	15,712,992		15,712,992

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

	Unaudited consolidated statement of financial position of the Group as at June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma consolidated statement of financial position of the Group as at June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 2 & 3
LIABILITIES
Non-current liabilities
Contract liabilities	39,299	–	39,299
Loans and borrowings	6,414	–	6,414
Other payables	32,786	–	32,786
Lease liabilities	1,481,836	–	1,481,836
Deferred income	37,480	–	37,480

	1,597,815		1,597,815

Current liabilities
Contract liabilities	344,422	–	344,422
Loans and borrowings	713	–	713
Trade and other payables	3,328,888	–	3,328,888
Lease liabilities	455,453	–	455,453
Deferred income	6,685	–	6,685
Current taxation	254,235	–	254,235

	4,390,396		4,390,396

Total liabilities	5,988,211		5,988,211

Net assets	9,724,781		9,724,781

EQUITY
Share capital	95	–	95
Additional paid-in capital	5,543,845	–	5,543,845
Other reserves	1,260,576	–	1,260,576
Retained earnings	2,892,259	–	2,892,259

Equity attributable to equity shareholders of the Company	9,696,775		9,696,775
Non-controlling interests	28,006	–	28,006

Total equity	9,724,781		9,724,781

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF PROFIT OR LOSS OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Unaudited consolidated statement of profit or loss of the Group for the six months ended June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma of consolidated statement of profit or loss of the Group for the six months ended June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 4
Revenue	7,758,743	–	7,758,743
Cost of sales	(4,368,957)	–	(4,368,957)

Gross profit	3,389,786	–	3,389,786
Other income	12,698	–	12,698
Selling and distribution expenses	(1,522,088)	–	(1,522,088)
General and administrative expenses	(418,573)	–	(418,573)
Other net income	41,696	–	41,696
Credit loss on trade and other receivables	(3,606)	–	(3,606)
Impairment loss on non-current assets	(5,104)	–	(5,104)

Operating profit	1,494,809	–	1,494,809

Finance income	74,606	–	74,606
Finance costs	(40,595)	–	(40,595)

Net finance income	34,011	–	34,011

Share of profit of equity-accounted investees, net of tax	301	48,543	48,844

Profit before taxation	1,529,121		1,577,664

Income tax expense	(351,742)	–	(351,742)

Profit for the period	1,177,379		1,225,922

Attributable to:
Equity shareholders of the Company	1,170,102	48,543	1,218,645
Non-controlling interests	7,277	–	7,277

Profit for the period	1,177,379		1,225,922

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Unaudited consolidated statement of profit or loss and other comprehensive income of the Group for the six months ended June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma of consolidated statement of profit or loss and other comprehensive income of the Group for the six months ended June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 4
Profit for the period	1,177,379	48,543	1,225,922

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	6,845	23	6,868
Equity-accounted investees – share of other comprehensive income	–	1,925	1,925

Other comprehensive income for the period	6,845		8,793
Total comprehensive income for the period	1,184,224		1,234,715

Attributable to:
Equity shareholders of the Company	1,178,043	50,491	1,228,534
Non-controlling interests	6,181		6,181

Total comprehensive income for the period	1,184,224		1,234,715

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Unaudited consolidated statement of cash flows of the Group for the six months ended June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma of consolidated statement of cash flows of the Group for the six months ended June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 2
Cash flows from operating activities
Cash generated from operations	1,649,204	–	1,649,204
Income tax paid	(355,448)	–	(355,448)

Net cash from operating activities	1,293,756		1,293,756

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets	(302,784)	–	(302,784)
Proceeds from disposal of property, plant and equipment and intangible assets	3,166	–	3,166
Refund of prepayments	–	–	–
Payment for purchases of other investments	(4,176,438)	–	(4,176,438)
Proceeds from disposal of other investments	4,077,046	–	4,077,046
Acquisition of interests in equity-accounted investees	–	(6,270,118)	(6,270,118)
Placement of term deposits	(256,855)	–	(256,855)
Maturity of term deposits	181,299	–	181,299
Interest income	68,249	–	68,249
Investment income from other investments	18,360	–	18,360

Net cash used in investing activities	(387,957)		(6,658,075)

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

	Unaudited consolidated statement of cash flows of the Group for the six months ended June 30, 2024	Unaudited pro forma adjustments in respect of the Acquisition	Unaudited pro forma of consolidated statement of cash flows of the Group for the six months ended June 30, 2024
	RMB’000	RMB’000	RMB’000
	Note 1	Note 2
Cash flows from financing activities
Proceeds from subscription of restricted share units and exercise of share options	468	–	468
Payment of capital element and interest element of lease liabilities	(414,592)	–	(414,592)
Payment for repurchase of shares	(36,914)	–	(36,914)
Dividends paid to equity shareholders of the Company	(643,176)	–	(643,176)
Dividends paid to non-controlling interests	(1,612)	–	(1,612)

Net cash used in financing activities	(1,095,826)		(1,095,826)

Net decrease in cash and cash equivalents	(190,027)		(6,460,145)
Cash and cash equivalents at the beginning of the period	6,415,441		6,415,441
Effect of movements in exchange rates on cash held	1,318		1,318

Cash and cash equivalents at the end of the period	6,226,732		(43,386)

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

1.	The financial information of the Group as at and for the six months ended June 30, 2024 are extracted from the Company’s interim financial report for the six months ended June 30, 2024.

2.	On September 23, 2024 (Hong Kong time), the Purchaser (a wholly-owned subsidiary of the Company) entered into the Share Purchase Agreements with the Sellers, pursuant to which, the Purchaser has conditionally agreed to acquire and the Sellers have conditionally agreed to sell the 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company), at the Consideration in the amount of RMB6,270,118,000.

The Consideration shall be satisfied by cash and funded partly by the internal financial resources of the Group and partly by external financing. The Company is in the course of liaising with the external banks and going through the banks’ credit approval procedures to confirm the borrowing amount and arrangement. For the purpose of this Unaudited Pro Forma Financial Information, the Consideration is assumed to be fully funded by internal resources. The adjustment in connection with the payment of the Consideration is not expected to have a continuing effect on the Group.

Interest income will decrease in line with the decrease of Cash and cash equivalents of the Group as the Consideration is assumed to be fully funded by internal resources. The Unaudited Pro Forma Financial Information has not considered the potential decrease in interest income.

3.	Upon the completion of the Acquisition, the Group will hold 29.4% of the Target Company’s entire issued share capital. On the ground that the Group is able to exercise significant influence over the Target Company, the Company’s interest in the Target Company will be accounted for as investment in associates using the equity method in the Group’s consolidated financial statements upon Completion in accordance with IAS 28 “Investments in Associates and Joint Ventures” (“IAS 28”). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any).

The Group will estimate its share of the fair value of the net identifiable assets of the Target Group as at the date of the completion. The excess of the consideration over the Group’s share of the fair value of the Target Group’s net identifiable assets will be accounted for as goodwill, which will be included in the carrying amount of the investment. In the opinion of the Directors, the fair values of the net identifiable assets of the Target Group are subject to change upon completion of the Acquisition, as the fair values of the identifiable assets and liabilities being acquired shall be assessed on the actual date of completion.

For illustrative purpose, the Directors of the Company estimated the fair value of the Target Group’s net identifiable assets on June 30, 2024 and calculated the pro forma goodwill as follows, assuming the Acquisition had been completed on June 30, 2024:

	Note	RMB’000
Carrying amounts of the Target Group’s net assets based on the Adjusted Financial Information under the Company’s Policies as at June 30, 2024	(i)	6,152,088
Fair value adjustments on intangible assets, properties, and land-use rights held by the Target Group	(ii)	9,148,051
Effect of deferred tax liabilities estimated at corporate income tax rate of 25%	(iii)	(2,287,013)

Estimated fair value of the Target Group’s net identifiable assets as at June 30, 2024		13,013,126

The Group’s ownership interest upon completion of the Acquisition		29.4%
The Group’s share of 29.40% of the Target Group’s net identifiable assets		3,825,859
Total consideration	2	6,270,118

Pro forma goodwill arising from the Acquisition		2,444,259

(i)	The amount is extracted from the Adjusted Financial Information under the Company’s Policies in Appendix II to this circular.

(ii)	The amount was determined by the Directors of the Company with reference to a preliminary valuation result.

(iii)	Deferred tax liabilities are recognised for temporary differences arising from the recognised fair value adjustments on Target Group’s intangible assets, properties, land use rights above and based on a corporate income tax rate of 25%.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

For the purpose of this Unaudited Pro Forma Financial Information, the investment is recorded at RMB6,270,118,000, being the total consideration paid/payable by the Company, as the total consideration paid exceeds the estimated fair value of the Target Group’s net identifiable assets at June 30 2024.

With reference to paragraph 42 of IAS 28, goodwill that forms part of the carrying amount of the net investment in an associate is not separately recognised and it is not tested for impairment separately by applying the requirements for goodwill impairment testing in IAS 36 Impairment of Assets (“IAS 36”). Instead, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount whenever application of paragraphs 41A, 41B and 41C of IAS 28 indicates that the net investment may be impaired. For illustrative purpose, the directors of the Company considered if there is an indicator that the recoverable amount (i.e. higher of value in use and fair value less costs of disposal) is less than the carrying amount of the investment. With reference to the stock price of the Target Company in an active market and the most recent business operation of the Target Company, the directors of the Company assessed that there is no indicator that causes the doubt of recoverability of the investment exists and no impairment test is considered necessary. The Directors will adopt the same key assumptions, accounting policies and/or valuation method in assessing the impairment of the investment in future financial periods.

4.	The pro forma adjustments represents the share of the Target Group’s profit and other comprehensive income under the equity method assuming the Acquisition had been completed on January 1, 2024.

The Group’s share of the Target Group’s profit and other comprehensive income is calculated as the following:

	Note	For the six months ended June 30, 2024
		(RMB’000)
Share of the Target Group’s profit
The Target Group’s profit for the period	(i)	210,828
Additional depreciation and amortisation arising from the fair value adjustments made to the intangible assets, properties and land-use right held by the Target Group	(ii)	(60,955)
Effect of deferred tax expense estimated at corporate income tax rate of 25%		15,239

The Target Group’s profit for the period for the purpose of equity method		165,112

The Group’s ownership interest upon completion of the Acquisition		29.4%
The Group’s share of the Target Group’s profit for the period under equity method		48,543

Share of the Target Group’s other comprehensive income
The Target Group’s other comprehensive income for the period
– other comprehensive income that can be converted into losses and profits under the equity method	(i)	6,546
– balance arising from the translation of foreign currency financial statements	(i)	79

The Group’s ownership interest upon completion of the Acquisition		29.4%
The Group’s share of the Target Group’s other comprehensive income for the period under equity method
– other comprehensive income that can be converted into losses and profits under the equity method		1,925
– balance arising from the translation of foreign currency financial statements		23

(i)	These amounts are extracted from the Adjusted Financial Information under the Company’s Policies in Appendix II to this circular.

(ii)	The amount represents the additional depreciation and amortisation of the intangible assets, properties and land-use right held by the Target Group. It is calculated based on the estimated fair value adjustments of these assets and corresponding expected useful lives after the acquisition date, assuming the Acquisition had been completed on January 1, 2024.

The adjustments in respect of the Group’s share of the Target Group’s profit and other comprehensive income are expected to have a continuing effect on the Group.

5.	No adjustment has been made to the Unaudited Pro Forma Financial Information for acquisition-related costs (including fees to legal advisers, reporting accountants, valuer, printer and other expenses) as the Directors of the Company determined that such costs are insignificant.

6.	No adjustment has been made to the Unaudited Pro Forma Financial Information to reflect any trading results or other transactions of the Group or the Target Group entered into subsequent to June 30, 2024.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

B.	INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following is the text of a report received from the reporting accountants, KPMG, Certified Public Accountants, Hong Kong, in respect of the Group’s pro forma financial information for the purpose of incorporation in this circular.

INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF MINISO GROUP HOLDING LIMITED

We have completed our assurance engagement to report on the compilation of pro forma financial information of MINISO Group Holding Limited (the “Company”) and its subsidiaries (collectively the “Group”) by the directors of the Company (the “Directors”) for illustrative purposes only. The pro forma financial information consists of the unaudited pro forma consolidated statement of financial position as at June 30, 2024 and the unaudited pro forma consolidated statement of profit or loss, pro forma statement of profit or loss and other comprehensive income and pro forma consolidated statement of cash flows for the six months ended June 30, 2024 and related notes as set out in Part A of Appendix III to the circular dated November 22, 2024 (the “Circular”) issued by the Company. The applicable criteria on the basis of which the Directors have compiled the pro forma financial information are described in Part A of Appendix III to the Circular.

The pro forma financial information has been compiled by the Directors to illustrate the impact of the proposed acquisition of Yonghui Superstores Co., Ltd1 (永輝超市股 有限公司) (the “Target Company”) (the “Proposed Acquisition”) on the Group’s financial position as at June 30, 2024 and the Group’s financial performance and cash flows for the six months ended June 30, 2024 as if the Proposed Acquisition had taken place at June 30, 2024 and January 1, 2024, respectively. As part of this process, information about the Group’s financial position at June 30, 2024 and financial performance and cash flows for the six months ended June 30, 2024 has been extracted by the Directors from the interim report of the Group for the six months ended June 30, 2024, on which a review report has been published.

Directors’ Responsibilities for the Pro Forma Financial Information

The Directors are responsible for compiling the pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (“AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

1	English translation is for identification purpose only.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Our firm applies Hong Kong Standard on Quality Management 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements”, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements (“HKSAE”) 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled the pro forma financial information in accordance with paragraph 4.29 of the Listing Rules, and with reference to AG 7 issued by the HKICPA.

For purpose of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in an investment circular is solely to illustrate the impact of a significant event or transaction on the unadjusted financial information of the Group as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the events or transactions at January 1, 2024 or June 30, 2024 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	the related pro forma adjustments give appropriate effect to those criteria; and

•	the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the reporting accountants’ judgement, having regard to the reporting accountants’ understanding of the nature of the Group, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group, and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

KPMG
Certified Public Accountants
Hong Kong

November 22, 2024

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Set out below is the management discussion and analysis of the Group for each of the three years ended June 30, 2022 and 2023 and each of the six months ended December 31, 2023 and June 30, 2024 respectively, as extracted from the relevant sections in the annual reports of the Company (for the financial years ended June 30, 2022, 2023 and the six months ended December 31, 2023) and interim report of the Company (for the six months ended June 30, 2024) respectively. The Company has changed its financial year end date from June 30 to December 31 with effect from January 17, 2024.

1.	FOR THE YEAR ENDED JUNE 30, 2022

Business Overview

For the fiscal year ended June 30, 2022, the aggregate GMV of products sold through our MINISO store network reached approximately RMB18.4 billion. TOP TOY brand achieved a GMV of RMB595.6 million in the same fiscal year in multi-channels.

Brands and Products

In the fiscal year ended June 30, 2022, we launched an average of over 550 stock keeping units (“SKUs”) under the “MINISO” brand per month, and we offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts.

Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of June 30, 2022, we have established co-branding relationships with IP licensors owning 75 popular brands. We also co-developed new IPs with talented independent artists into popular IP products. As of June 30, 2022, we had co-developed 190 IP products under our TOP TOY brand with 14 IP licensors.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in mainland China and overseas markets:

	For the fiscal year ended
	June 30,
	2021	2022
MINISO stores in China(1)
Total GMV (RMB in millions)	10,406	10,400
Annualized average revenue per MINISO store (RMB in millions)	2.5	2.2
Number of transactions (in millions)	305.7	285.1
Sales volume of SKUs (in millions)	904.0	857.8
Average spending per transaction (RMB)	34.0	36.5
Average selling price (RMB)	11.5	12.1
MINISO stores in overseas markets(1)
Total GMV(2) (RMB in millions)	4,860	6,414
Asian countries excluding China(2) (RMB in millions)	2,221	2,435
Americas(2) (RMB in millions)	1,813	2,717
Europe (RMB in millions)	276	562
Others (RMB in millions)	550	700

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

	For the fiscal year ended
	June 30,
	2021	2022
Annualized average revenue per MINISO store(2)	1.0	1.4
Asian countries excluding China(2) (RMB in millions)	1.0	1.1
Americas(2) (RMB in millions)	1.2	2.3
Europe (RMB in millions)	1.2	1.3
Others (RMB in millions)	0.6	0.5

Notes:

(1)	Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2)	Total GMV of MINISO stores in overseas markets increased from RMB4,860 million in the fiscal year ended June 30, 2021 to RMB6,414 million in the fiscal year ended June 30, 2022, mainly due to the recovery of international markets from the COVID-19 pandemic, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store.

Our TOP TOY stores started operating in December 2020 in China. For the fiscal years ended June 30, 2021, and 2022, (i) total GMV of TOP TOY offline stores was RMB86.3 million and RMB519.2 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB6.0 million and RMB5.3 million, respectively, (iii) number of transactions of TOP TOY stores was 0.6 million and 4.1 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB1.2 million and RMB7.6 million, respectively, (v) average spending per transaction in TOP TOY stores was RMB136.3 and RMB126.2, respectively, and (vi) average selling price in TOP TOY stores was RMB70.5 and RMB68.6, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

The following table sets forth the GMV through online channels of MINISO brand in China for the periods indicated:

	As of June 30,
	2021	2022

	(RMB in millions)
MINISO brand in China
Total GMV through online channels(1)	739	687

Note:

(1)	Excludes GMV through online to offline (“O2O”) platforms which is accounted for in GMV through offline channels.

Revenue

Our total revenue increased by 11.2% from RMB9,071.7 million for the fiscal year ended June 30, 2021 to RMB10,085.6 million for the fiscal year ended June 30, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 12.0% from RMB8,036.7 million for the fiscal year ended June 30, 2021 to RMB8,997.7 million for the fiscal year ended June 30, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, and (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in 2022 compared to the 2021.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. The number of TOP TOY stores increased from 33 as of June 30, 2021 to 97 as of June 30, 2022.

Cost of Sales

Our cost of sales increased by 5.6% from RMB6,641.0 million for the fiscal year ended June 30, 2021 to RMB7,015.9 million for the fiscal year ended June 30, 2022, mainly due to a corresponding increase in our revenue.

Gross Profit and Gross Margin

Gross profit increased by 26.3% from RMB2,430.7 million for the fiscal year ended June 30, 2021 to RMB3,069.8 million for the fiscal year ended June 30, 2022, and gross margin increased from 26.8% to 30.4% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from the Company’s international operations, which generally have a higher gross margin than the Company’s domestic operations. International operations contributed 26.2% of our total revenue for the fiscal year ended June 30, 2022, compared to 19.6% for the fiscal year ended June 30, 2021, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other Income

Our other income decreased by 50.3% from RMB52.1 million for the fiscal year ended June 30, 2021 to RMB25.9 million for the fiscal year ended June 30, 2022, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 19.5% from RMB1,206.8 million for the fiscal year ended June 30, 2021 to RMB1,442.3 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,075.6 million to RMB1,390.3 million during the same period, which was primarily due to (i) increased personnel-related expenses; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; and (iii) increased promotion and advertising expense, mainly in connection with our strategic brand upgrade of MINISO in China.

General and Administrative Expenses

Our general and administrative expenses increased by 0.7% from RMB810.8 million for the fiscal year ended June 30, 2021 to RMB816.2 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.9% from RMB660.7 million to RMB785.4 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the Company’s headquarters building project; and (ii) increased personnel-related expenses, which were partially offset by decreased office operating expense as a result of expense control measures taken by the Company to tackle the resurgence of COVID-19 in China.

Other Net (Loss)/Income

Our other net income was RMB87.3 million for the fiscal year ended June 30, 2022, compared to other net loss of RMB40.4 million for the fiscal year ended June 30, 2021. This change was mainly attributable to a net foreign exchange gain of RMB14.0 million for the fiscal year ended June 30, 2022, compared to a net foreign exchange loss of RMB114.2 million for the fiscal year ended June 30, 2021.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Credit Loss on Trade and Other Receivables

Our credit loss on trade and other receivables was RMB20.8 million and RMB28.9 million for the fiscal years ended June 30, 2021 and 2022, respectively.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB2.9 million and RMB13.5 million for the fiscal years ended June 30, 2021 and 2022, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB882.0 million for the fiscal year ended June 30, 2022, representing an increase of 119.9% from RMB401.0 million for the fiscal year ended June 30, 2021.

Net Finance Income

Our net finance income increased by 172.0% from RMB12.1 million for the fiscal year ended June 30, 2021 to RMB32.9 million for the fiscal year ended June 30, 2022, mainly due to an increase in interest income from bank deposits.

Fair Value Changes of Redeemable Shares with Other Preferential Rights

Our fair value changes of redeemable shares with other preferential rights were a loss of RMB1,625.3 million for the fiscal year ended June 30, 2021 and nil for the fiscal year ended June 30, 2022. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the United States and the termination of preferential rights attached to those preferred shares.

Share of Loss of Equity-accounted Investee, Net of Tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million for the fiscal year ended June 30, 2022, compared to RMB4.0 million for the fiscal year ended June 30, 2021. We had share of loss of equity-accounted investee, net of tax for the fiscal years ended June 30, 2021 and 2022 due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income Tax Expense

We recorded income tax expense of RMB267.1 million for the fiscal year ended June 30, 2022, compared to RMB213.3 million for the fiscal year ended June 30, 2021.

(Loss)/Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB639.7 million for the fiscal year ended June 30, 2022, compared to a loss of RMB1,429.4 million for the fiscal year ended June 30, 2021.

Current Ratio

Our current ratio decreased from 2.6 as of June 30, 2021 to 2.1 as of June 30, 2022, primarily due to a decrease in total current assets of RMB1,126.5 million, which was a result of a decrease in inventories of RMB308.0 million, and a decrease in cash and cash equivalents of RMB1,423.2 million, partially offset by an increase in term deposits of RMB236.9 million.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Liquidity and Capital Resources

As at June 30, 2022, our cash, cash equivalents, restricted cash, term deposits, and other investments decreased by 15.3% from RMB6,878.3 million as at June 30, 2021, to RMB5,828.3 million. The decrease was primarily attributable to (i) the increase of net cash used in investing activities, mainly relating to the construction of the headquarters building and (ii) the increase of net cash used in financing activities, mainly from dividends paid to our Shareholders.

Significant Investments

We did not make or hold any significant investments during the fiscal year ended June 30, 2022.

Material Acquisitions and Disposals

On October 27, 2021, we acquired 80% equity interest in YGF Investment V Limited (“YGF Investment”), which owns the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group, at a total consideration of RMB694.5 million. Upon the completion, YGF Investment became a wholly-owned subsidiary of the Company. We have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.

Save as disclosed above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended June 30, 2022.

Pledge of Assets

As of June 30, 2022, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as wealth management products with risk level below R2, principal-guaranteed products, and treasury notes issued by banks. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments and Capital Assets

As of June 30, 2022, we did not have any detailed future plans for material investments and capital assets.

Gearing Ratio

As of June 30, 2022, our gearing ratio was 0.1%, compared with 0.3% as of June 30, 2021, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965 million to a local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. On January 25, 2021, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB160 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. We have met the commitment for the calendar year of 2021 and therefore MINISO (Guangzhou) Co., Ltd. is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the above performance guarantee has expired. Subsequently in April 2022, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB175 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. Our Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2022 we are expected to meet the commitment for the calendar year of 2022 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2022.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Lawsuit relating to IP dispute

For the fiscal year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against parties including one of the PRC subsidiaries of the Group and two of the Group’s suppliers relating to an IP dispute. The total amount claimed against the PRC subsidiary was RMB50 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiary losing in these two cases is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of our franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.

Save as disclosed hereinabove, we had no other material contingent liabilities as of June 30, 2022.

Capital Commitment

As of June 30, 2022, our capital commitment was RMB842.9 million, compared with RMB128.6 million as of June 30, 2021, which is attributable mainly to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 3,372 full-time employees as of June 30, 2022, including 1,976 in China and 1,396 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of June 30, 2022.

Number of
Function	Employees
Product Development and Supply Chain Management	668
General and Administrative	482
Operations	1,614
Sales and Marketing	208
Technology	218
Business Development	102
Logistics	80

Total	3,372

Our total remuneration cost incurred for the fiscal year ended June 30, 2022 was RMB864.7 million, as compared to RMB916.2 million for the fiscal year ended June 30, 2021.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

2.	FOR THE YEAR ENDED JUNE 30, 2023

Business Overview

During the fiscal year ended June 30, 2023, the total number of MINISO stores in China and overseas markets increased from 5,199 as of June 30, 2022 to 5,791 as of June 30, 2023. The number of TOP TOY stores increased from 97 as of June 30, 2022 to 118 as of June 30, 2023. For the fiscal year ended June 30, 2023, the aggregate GMV of the Group reached approximately RMB21.4 billion.

Brands and Products

For the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of around 9,700 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of June 30, 2023, we have established co-branding relationships with 80 IP licensors. We also co-developed new IP with talented independent artists into popular IP products.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in China and overseas markets, respectively:

	For the fiscal year ended
	June 30,
	2022	2023
MINISO stores in China
Total GMV(1) (RMB in millions)	10,400	10,671
Annualized average revenue per MINISO store(2) (RMB in millions)	2.2	2.1
Number of transactions (in millions)	285.1	283.8
Sales volume of SKUs (in millions)	857.8	814.5
Average spending per transaction (RMB)	36.5	37.6
Average selling price (RMB)	12.1	13.1

Notes:

(1)	Includes GMV generated through MINISO O2O platforms.

(2)	Annualized average revenue per MINISO store is calculated by (a) revenue of MINISO brand in China dividing by (b) the average number of MINISO stores in China at the beginning and the end of the Reporting Period.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

	For the fiscal year ended
	June 30,
	2022	2023

	(RMB in millions)
MINISO stores in overseas markets
Total GMV	6,414	9,072
Asian countries excluding China	2,435	3,664
Americas	2,717	4,204
Europe	562	650
Others	700	554
Annualized average revenue per MINISO store(1)	1.4	1.8
Asian countries excluding China	1.1	1.6
Americas	2.3	3.0
Europe	1.3	0.8
Others	0.5	0.6

Note:

(1)	Annualized average revenue per MINISO store is calculated as (a) revenue of MINISO brand in overseas markets divided by (b) the average number of MINISO stores in overseas markets at the beginning and the end of the Reporting Period.

The following table sets forth the GMV of MINISO brand in China through online channels for the periods indicated:

	For the fiscal year ended
	June 30,
	2022	2023

	(RMB in millions)
MINISO brand in China
Total GMV through online channels(1)	687	670

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in China. For the fiscal year ended June 30, 2023, our TOP TOY brand achieved a total GMV of RMB774 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores:

	For the fiscal year ended
	June 30,
	2022	2023
TOP TOY stores
Total GMV (RMB in millions)	519	606
Annualized average revenue per TOP TOY store(1) (RMB in millions)	5.3	5.0
Number of transactions (in millions)	4.1	4.9
Sales volume of SKUs (in millions)	7.6	9.5
Average spending per transaction (RMB)	126.2	123.7
Average selling price (RMB)	68.6	63.9

Note:

(1)	Annualized average revenue per TOP TOY store is calculated as (a) revenue of TOP TOY brand divided by (b) the average number of TOP TOY stores at the beginning and the end of the Reporting Period.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Revenue

Our total revenue increased by 13.8% from RMB10,085.6 million for the fiscal year ended June 30, 2022 to RMB11,473.2 million for the fiscal year ended June 30, 2023, mainly attributable to (i) an increase of 44.6% in revenue from overseas markets, and (ii) an increase of 2.8% in revenue from China.

Cost of Sales

Our cost of sales was RMB7,030.2 million for the fiscal year ended June 30, 2023, compared to RMB7,015.9 million in fiscal year 2022.

Gross Profit and Gross Margin

Gross profit increased by 44.7% from RMB3,069.8 million for the fiscal year ended June 30, 2022 to RMB4,443.1 million for the fiscal year ended June 30, 2023, and gross margin increased from 30.4% to 38.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) a higher revenue contribution from the Company’s overseas markets of 33.3%, compared to 26.2% in fiscal year 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures that the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income decreased by 30.8% from RMB25.9 million for the fiscal year ended June 30, 2022 to RMB17.9 million for the fiscal year ended June 30, 2023, primarily due to the decrease in government grants.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 19.0% from RMB1,442.3 million for the fiscal year ended June 30, 2022 to RMB1,716.1 million for the fiscal year ended June 30, 2023. Excluding share-based compensation expenses, our selling and distribution expenses increased from RMB1,390.3 million to RMB1,671.3 million during the same period, which was primarily due to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our execution of strategic brand upgrade of MINISO in China.

General and Administrative Expenses

Our general and administrative expenses decreased by 22.4% from RMB816.2 million for the fiscal year ended June 30, 2022 to RMB633.6 million for the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 21.6% from RMB785.4 million to RMB615.6 million during the same period, which was primarily due to (i) decreased personnel-related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to the capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other Net Income

Our other net income increased by 30.7% from RMB87.3 million for the fiscal year ended June 30, 2022 to RMB114.1 million for the fiscal year ended June 30, 2023, primarily due to a net foreign exchange gain of RMB109.1 million in fiscal year 2023, compared to RMB14.0 million in fiscal year 2022, partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB13.5 million and RMB3.4 million for the fiscal years ended June 30, 2022 and 2023, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB2,223.0 million for the fiscal year ended June 30, 2023, representing an increase of 152.0% from RMB882.0 million for the fiscal year ended June 30, 2022.

Net Finance Income

Our net finance income increased by 235.7% from RMB32.9 million for the fiscal year ended June 30, 2022 to RMB110.6 million for the fiscal year ended June 30, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Share of Loss of an Equity-accounted Investee, Net of Tax

For the fiscal year ended June 30, 2023, we did not record any share of loss of an equity-accounted investee, net of tax. For the fiscal year ended June 30, 2022, our share of loss of an equity-accounted investee, net of tax was RMB8.2 million, which was mainly due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income Tax Expense

We recorded income tax expense of RMB551.8 million for the fiscal year ended June 30, 2023, compared to RMB267.1 million for the fiscal year ended June 30, 2022.

Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB1,781.8 million for the fiscal year ended June 30, 2023, compared to a profit for the year of RMB639.7 million for the fiscal year ended June 30, 2022.

Current Ratio

Our current ratio increased from 2.1 as of June 30, 2022 to 2.5 as of June 30, 2023, primarily due to an increase in total current assets of RMB1,831.4 million mainly as a result of increased cash and cash equivalents and term deposits.

Liquidity and Capital Resources

During the fiscal year ended June 30, 2023, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2023, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets increased by 25.3% from RMB5,828.3 million as of June 30, 2022, to RMB7,303.3 million. The increase was primarily attributable to (i) the net cash generated from operating activities, and (ii) the proceeds from our Hong Kong Public Offering and exercise of the over-allotment option in fiscal year 2023.

Significant Investments

We did not make or hold any significant investments during the fiscal year ended June 30, 2023.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended June 30, 2023.

Pledge of Assets

As of June 30, 2023, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of June 30, 2023, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2023, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

In April 2022, Miniso (Guangzhou) Co., Ltd., (“MINISO Guangzhou”) provided a performance guarantee of RMB175.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. We have met the commitment for the calendar year of 2022 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2023, the above performance guarantee has expired.

In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which was valid from April 1, 2023 to March 31, 2024. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we are expected to meet the commitment for the calendar year of 2023 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2023.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s retail partners relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30.0 million. No provision was made in respect of this claim as of June 30, 2022 as the Directors believed the probability of losing the case was low based on the assessment of the Group’s litigation counsel at that time.

As of June 30, 2023, a provision amounting to RMB30.0 million was made based on the first instance judgment made by the court despite that the Group had filed an application of appeal to the court.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). In September 2023, the parties completed briefing on defendants’ motion to dismiss the action, and a decision is currently pending. This action otherwise remains in its preliminary stage, and we are unable to predict with certainty the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of June 30, 2023, our capital commitment was RMB982.6 million, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 3,696 full-time employees as of June 30, 2023, including 2,003 in China and 1,693 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of June 30, 2023:

Function	Number of Employees
Product Development and Supply Chain Management	779
General and Administrative	436
Operations	1,933
Sales and Marketing	114
Technology	177
Business Development	128
Logistics	129

Total	3,696

Our total remuneration cost incurred for the fiscal year ended June 30, 2023 was RMB819.6 million, as compared to RMB864.7 million for the fiscal year ended June 30, 2022.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

3.	FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

Business Overview

During the six months ended December 31, 2023, the total number of MINISO stores in China and overseas markets increased from 5,791 as of June 30, 2023 to 6,413 as of December 31, 2023. The number of TOP TOY stores increased from 118 as of June 30, 2023 to 148 as of December 31, 2023. For the six months ended December 31, 2023, the aggregate GMV of the Group reached approximately RMB14.3 billion.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Brands and Products

For the six months ended December 31, 2023, we launched an average of around 930 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of around 9,500 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the “TOP TOY” brand, we offered around 8,400 SKUs as of December 31, 2023 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in China and overseas market, respectively:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
MINISO stores in China
Total GMV(1) (RMB in millions)	10,671	6,895
Average revenue per MINISO store for the year/period(2) (RMB in millions)	2.1	1.2
Number of transactions (in millions)	283.8	183.2
Sales volume of SKUs (in millions)	814.5	484.4
Average spending per transaction (RMB)	37.6	37.6
Average selling price (RMB)	13.1	14.2

Notes:

(1)	Includes GMV generated through MINISO offline stores and O2O platforms.
(2)	Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in China divided by (b) the average number of MINISO stores in China at the beginning and the end of the relevant period.

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
MINISO stores in overseas markets
Total GMV	9,072	6,452
Asian countries excluding China	3,664	2,323
Americas	4,204	3,235
Europe	650	575
Others	554	319
Average revenue per MINISO store for the year/period(1)	1.8	1.2
Asian countries excluding China	1.6	0.9
Americas	3.0	2.1
Europe	0.8	0.7
Others	0.6	0.4

Note:

(1)	Average revenue per MINISO store for the year/period is calculated as (a) revenue of MINISO brand in overseas markets divided by (b) the average number of MINISO stores in overseas markets at the beginning and the end of the relevant period.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

The following table sets forth the GMV of MINISO brand in China through online channels for the periods indicated:

	For the year ended June 30, 2023	For the six months ended December 31, 2023

	(RMB in millions)
MINISO brand in China
Total GMV through online channels(1)	670	321

Note:

(1)	Excludes GMV through O2O platforms, which is counted as GMV through offline channels.

Our TOP TOY brand started its operation in December 2020 in China. For the six months ended December 31, 2023, TOP TOY brand achieved a total GMV of RMB539.5 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores:

	For the year ended June 30, 2023	For the six months ended December 31, 2023
TOP TOY stores
Total GMV (RMB in millions)	606	445
Average revenue per TOP TOY store for the year/period(1) (RMB in millions)	5.0	2.8
Number of transactions (in millions)	4.9	3.8
Sales volume of SKUs (in millions)	9.5	7.1
Average spending per transaction (RMB)	123.7	118.7
Average selling price (RMB)	63.9	62.5

Note:

(1)	Average revenue per TOP TOY store for the year/period is calculated as (a) revenue of TOP TOY brand divided by (b) the average number of TOP TOY stores at the beginning and the end of the relevant period.

Revenue

Our total revenue was RMB7,632.5 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB11,473.2 million), which was consisted of 63.5% revenue generated in China and 36.5% revenue generated in overseas markets.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB7,030.2 million).

Gross Profit and Gross Margin

Our gross profit was RMB3,241.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB4,443.1 million), and gross margin was 42.5% for the six months ended December 31, 2023 (for the year ended June 30, 2023: 38.7%). The increase in gross margin was mainly attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Other Income

Our other income was RMB19.0 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB17.9 million), which was mainly attributable to government grants and income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB1,363.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,716.1 million). Excluding share-based compensation expenses, our selling and distribution expenses were RMB1,321.6 million (for the year ended June 30, 2023: RMB1,671.3 million), which was primarily due to the increase in (i) personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company’s business, (ii) depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) promotion and advertising expenses, mainly in connection with the Company’s brand upgrade and the opening of new stores in overseas markets.

General and Administrative Expenses

Our general and administrative expenses were RMB357.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB633.6 million). Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB352.8 million (for the year ended June 30, 2023: RMB615.6 million), which were primarily accounted for (i) personnel-related expenses in relation to the growth of our business, (ii) expenses in relation to operational services provided by the third-parties, and (iii) depreciation and amortization expenses.

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB114.1 million), which was primarily accounted for (i) the increase in fair value of an investment in an unlisted limited partnership enterprise, and (ii) investment income from other investments, partially offset by net foreign exchange loss.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB4.5 million and RMB3.4 million for the six months ended December 31, 2023 and for the year ended June 30, 2023, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB2,223.0 million).

Net Finance Income

Our net finance income was RMB98.8 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB110.6 million), which was accounted for the interest income from bank deposits.

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB551.8 million).

Profit for the Year/Period

As a result of the foregoing, we recorded a profit for the period of RMB1,256.1 million for the six months ended December 31, 2023 (for the year ended June 30, 2023: RMB1,781.8 million).

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.5 as of June 30, 2023. The change in current ratio was primarily due to the increase in trade and other payables and lease liabilities.

SIX MONTHS ENDED DECEMBER 31, 2023 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2022

Revenue

Our total revenue increased by 44.9% from RMB5,266.9 million for the six months ended December 31, 2022 to RMB7,632.5 million for the six months ended December 31, 2023, mainly attributable to (i) an increase of 46.3% in revenue from overseas markets, and (ii) an increase of 44.1% in revenue from China.

Revenue generated from our operations in China was RMB4,843.1 million for the six months ended December 31, 2023, increasing by 44.1% from RMB3,360.2 million for the six months ended December 31, 2022. The year-over-year increase in revenue from the China market was primarily due to (i) a year-over-year increase of approximately 44.6% in revenue from MINISO in China, and (ii) a year-over-year increase of approximately 65.8% in revenue from TOP TOY in China. Revenue generated from overseas markets was RMB2,789.3 million for the six months ended December 31, 2023, increasing by 46.3% from RMB1,906.7 million for the six months ended December 31, 2022.

Cost of Sales

Our cost of sales was RMB4,391.4 million for the six months ended December 31, 2023, increased by 33.8% compared to cost of sales of RMB3,281.2 million for the six months ended December 31, 2022.

Gross Profit and Gross Margin

Gross profit increased by 63.2% from RMB1,985.7 million for the six months ended December 31, 2022 to RMB3,241.0 million for the six months ended December 31, 2023, and gross margin increased from 37.7% to 42.5% for the same periods. The increase in gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures the Company adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income increased by 32.7% from RMB14.3 million for the six months ended December 31, 2022 to RMB19.0 million for the six months ended December 31, 2023, primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 70.8% from RMB798.1 million for the six months ended December 31, 2022 to RMB1,363.1 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 69.1% from RMB781.5 million to RMB1,321.6 million for the same periods. The increase was primarily attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of the Company’s business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with the Company’s brand upgrade and the opening of new stores in overseas markets.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

General and Administrative Expenses

Our general and administrative expenses increased by 13.9% from RMB313.9 million for the six months ended December 31, 2022 to RMB357.7 million for the six months ended December 31, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 16.1% from RMB304.0 million to RMB352.8 million for the same periods, which was primarily due to increased personnel-related expenses in relation to the growth of our business.

Other Net Income

Our other net income was RMB21.1 million for the six months ended December 31, 2023, compared to other net income of RMB72.9 million for the six months ended December 31, 2022. The decrease was mainly due to net foreign exchange loss, partially offset by net change in fair value of other investments.

Impairment Loss on Non-current Assets

For the six months ended December 31, 2022, we did not record any impairment loss on non-current assets. For the six months ended December 31, 2023, we recorded impairment loss on non-current assets of RMB4.5 million, which was related to our directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million for the six months ended December 31, 2023, representing an increase of 62.3% from RMB957.1 million for the six months ended December 31, 2022.

Net Finance Income

Our net finance income increased by 104.3% from RMB48.3 million for the six months ended December 31, 2022 to RMB98.8 million for the six months ended December 31, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Income Tax Expense

We recorded income tax expense of RMB396.7 million for the six months ended December 31, 2023, compared to RMB241.5 million for the six months ended December 31, 2022.

Profit for the Period

As a result of the foregoing, our profit for the period increased by 64.4% from RMB763.9 million for the six months ended December 31, 2022 to RMB1,256.1 million for the six months ended December 31, 2023.

Current Ratio

Our current ratio was 2.3 as of December 31, 2023, compared to 2.4 as of December 31, 2022. The change in current ratio was primarily due to an increase in trade and other payables and lease liabilities.

Liquidity and Capital Resources

During the six months ended December 31, 2023, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2023, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,887.0 million (as of June 30, 2023: RMB7,303.3 million).

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Significant Investments

We did not make or hold any significant investments during the six months ended December 31, 2023.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended December 31, 2023.

Pledge of Assets

As of December 31, 2023, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of December 31, 2023, we did not have any detailed future plans for material investments or capital assets.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Gearing Ratio

As of December 31, 2023, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including profit margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which is valid from April 1, 2023 to March 31, 2024. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we have met the commitment for the calendar year of 2023 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2023.

Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30.0 million.

As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal filed by the Group has been dismissed. We paid RMB30.0 million to the plaintiff during the six months ended December 31, 2023.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs have filed a motion for reconsideration of the court’s decision and intended to file a further amended complaint. As of December 31, 2023, the Directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of December 31, 2023, our capital commitment was RMB837.2 million, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 4,964 full-time employees as of December 31, 2023, including 2,375 in China and 2,589 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

Function	Number of Employees
Product Development and Supply Chain Management	938
General and Administrative	487
Operations	2,948
Sales and Marketing	137
Technology	202
Business Development	148
Logistics	104

Total	4,964

Our total remuneration cost incurred for the six months ended December 31, 2023 was RMB580.8 million, while it was RMB819.6 million for the year ended June 30, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

4.	FOR THE SIX MONTHS ENDED JUNE 30, 2024

Business Overview

During the six months ended June 30, 2024, the total number of MINISO stores in mainland China and overseas markets increased from 6,413 as of December 31, 2023 to 6,868 as of June 30, 2024. The number of TOP TOY stores increased from 148 as of December 31, 2023 to 195 as of June 30, 2024. For the six months ended June 30, 2024, the aggregate GMV of the Group reached approximately RMB14.5 billion.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Brands and Products

For the six months ended June 30, 2024, we launched an average of around 940 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of around 10,100 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the “TOP TOY” brand, we offered around 9,800 SKUs as of June 30, 2024 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in mainland China and overseas markets, respectively:

	For the six months ended June 30,
	2023	2024
MINISO stores in mainland China
Total GMV(1) (RMB in millions)	6,140	7,097
Same-store(2) GMV Growth (%)	28.1	(1.7)
Number of transactions (in millions)	163.4	184.3
Sales volume of SKUs (in millions)	461.8	486.4
Average spending per transaction (RMB)	37.6	38.5
Average selling price (RMB)	13.3	14.6

Notes:

(1)	Includes GMV generated through MINISO offline stores and O2O platforms.

(2)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

	For the six months ended June 30,
	2023	2024
MINISO stores in overseas markets
Total GMV (RMB in millions)	4,538	6,401
Asia excluding China	1,777	2,353
North America	457	844
Latin America	1,730	2,383
Europe	321	527
Others	253	294
Same-store(1) GMV Growth (%)	32.1	16.3
Asia excluding China	25.4	15.0
North America	75.3	12.3
Latin America	40.0	21.3
Europe	11.8	10.4
Others	6.0	(1.2)

Note:

(1)	Includes stores that opened prior to the beginning of the comparative periods, remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

The following table sets forth the GMV of MINISO brand in mainland China through online channels for the periods indicated:

	For the six months ended June 30,
	2023	2024

	(RMB in millions)
MINISO brand in mainland China
Total GMV through online channels(1)	316	345

Note:

(1)	Excludes GMV through O2O platforms which is counted as GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in mainland China. For the six months ended June 30, 2024, TOP TOY brand achieved a total GMV of RMB625.4 million through multi-channels. The following table sets forth certain key operating data of TOP TOY stores for the periods indicated:

	For the six months ended June 30,
	2023	2024
TOP TOY stores
Total GMV (RMB in millions)	369	521
Same-store(1) GMV Growth (%)	23.2	13.6
Number of transactions (in millions)	3.0	4.7
Sales volume of SKUs (in millions)	5.8	8.9
Average spending per transaction (RMB)	124.7	111.2
Average selling price (RMB)	64.3	58.8

Note:

(1)	Includes stores that opened prior to the beginning of the comparative periods, remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

Revenue

Our total revenue increased by 25.0% from RMB6,206.3 million for the six months ended June 30, 2023 to RMB7,758.7 million for the six months ended June 30, 2024, mainly attributable to an 18.8% year-over-year increase in average store count, and an around 7% same-store sales growth on group level.

Revenue from mainland China was RMB5,026.7 million for the six months ended June 30, 2024, increasing by 17.2% from RMB4,290.7 million for the six months ended June 30, 2023, primarily due to (i) an increase of 16.5% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 16.0% year-over-year growth in average store count, and the same-store sales were 98.3% of the prior year’s level, and (ii) an increase of 37.9% in revenue from TOP TOY, which was primarily powered by a strong same-store sales growth of 13.6% and a rapid growth in average store count.

Revenue from overseas markets was RMB2,732.0 million for the six months ended June 30, 2024, increasing by 42.6% from RMB1,915.7 million for the six months ended June 30, 2023, primarily due to an increase of 21.8% in average store count, coupled with a strong same-store sales growth of 16.3%. Revenue from overseas markets contributed 35.2% of the Company’s total revenue in the six months ended June 30, 2024, compared to 30.9% for the same period in 2023.

Cost of Sales

Our cost of sales increased by 16.5% from RMB3,748.9 million for the six months ended June 30, 2023 to RMB4,369.0 million for the six months ended June 30, 2024.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Gross Profit and Gross Margin

Our gross profit increased by 37.9% from RMB2,457.4 million for the six months ended June 30, 2023 to RMB3,389.8 million for the six months ended June 30, 2024, and gross margin increased from 39.6% to 43.7% for the same periods. The increase in gross margin was mainly driven by (i) higher revenue contribution from directly operated markets which accounted for 55.7% of revenue from overseas markets, compared to 45.7% in the same period of 2023, (ii) higher gross margin in mainland China contributed by newly launched products in relation to the Company’s execution of IP strategy and strategic brand upgrade of MINISO, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income increased by 250.4% from RMB3.6 million for the six months ended June 30, 2023 to RMB12.7 million for the six months ended June 30, 2024, which was primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 65.8% from RMB918.0 million for the six months ended June 30, 2023 to RMB1,522.1 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 66.4% from RMB889.8 million to RMB1,480.6 million for the same periods, which was primarily due to the Company’s investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, the total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. For the six months ended June 30, 2024, the revenue from directly operated stores increased 111.4%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 82.7%. These new stores are expected to contribute more substantial sales in the second half of 2024. Promotion and advertising expenses increased 46.5% for the six months ended June 30, 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 24.2%, consistent with revenue growth. Logistics expenses increased 54.3%, reflecting the rising freight costs caused by the tension in international shipping during the six months ended June 30, 2024.

General and Administrative Expenses

Our general and administrative expenses increased by 30.9% from RMB319.7 million for the six months ended June 30, 2023 to RMB418.6 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 26.9% from RMB311.6 million to RMB395.6 million for the same periods, which was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other Net Income

Our other net income was RMB41.7 million for the six months ended June 30, 2024, compared to other net income of RMB41.3 million for the six months ended June 30, 2023.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB3.4 million and RMB5.1 million for the six months ended June 30, 2023 and 2024, respectively. We recorded impairment loss on non-current assets of directly operated stores.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Operating Profit

As a result of the foregoing, our operating profit increased by 18.1% from RMB1,265.9 million for the six months ended June 30, 2023 to RMB1,494.8 million for the six months ended June 30, 2024.

Net Finance Income

Our net finance income decreased by 45.4% from RMB62.3 million for the six months ended June 30, 2023 to RMB34.0 million for the six months ended June 30, 2024, which was primarily due to a decrease in interest income as a result of decreased principal in bank deposits, and an increase in finance cost due to increased interest on lease liabilities.

Income Tax Expense

We recorded income tax expense of RMB351.7 million for the six months ended June 30, 2024, compared to RMB310.3 million for the six months ended June 30, 2023.

Profit for the Period

As a result of the foregoing, our profit for the period increased by 15.7% from RMB1,017.9 million for the six months ended June 30, 2023 to RMB1,177.4 million for the six months ended June 30, 2024.

Adjusted Net Profit (a non-IFRS measure)

Our adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, increased by 17.8% from RMB1,054.2 million for the six months ended June 30, 2023 to RMB1,241.9 million for the six months ended June 30, 2024. Adjusted net profit included a net foreign exchange loss of RMB12.4 million for the six months ended June 30, 2024, compared to a net foreign exchange gain of RMB54.9 million for the six months ended June 30, 2023. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 25.5% year over year.

Adjusted EBITDA (a non-IFRS measure)

Our adjusted EBITDA, which represents adjusted net profit plus depreciation and amortization, finance costs and income tax expense, increased by 26.0% from RMB1,561.8 million for the six months ended June 30, 2023 to RMB1,967.4 million for the six months ended June 30, 2024.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities increased by 4.9% year over year to RMB1,293.8 million for the six months ended June 30, 2024. Our capital expenditure was RMB302.8 million and free cash flow was RMB991.0 million for the six months ended June 30, 2024.

Current Ratio

Our current ratio was 2.4 as of June 30, 2024, compared to 2.3 as of December 31, 2023. The change in current ratio was primarily due to the increase in current portion of other investments and trade and other receivables.

Liquidity and Capital Resources

During the six months ended June 30, 2024, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2024, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,869.0 million (as of December 31, 2023: RMB6,887.0 million).

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2024.

Pledge of Assets

As of June 30, 2024, none of our Group’s assets was pledged.

Future Plans for Material Investments or Capital Assets

As of June 30, 2024, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2024, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2024.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding the Company’s business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs’ motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

Capital Commitment

As of June 30, 2024, our capital commitment was RMB749.9 million, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 5,245 full-time employees as of June 30, 2024, including 2,400 in mainland China and 2,845 in certain overseas countries and regions. The following table sets forth the number of employees categorized by function as of June 30, 2024:

Function	Number of Employees
Product Development and Supply Chain Management	992
General and Administrative	518
Operations	3,090
Sales and Marketing	182
Technology	196
Business Development	163
Logistics	104

Total	5,245

Our total remuneration cost incurred for the six months ended June 30, 2024 was RMB685.5 million, while it was RMB441.6 million for the six months ended June 30, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

The following management discussion and analysis of the results of the Target Company is an English translation of the extracts from the annual reports of the Target Company for the years ended December 31, 2021, 2022 and 2023 and the interim report of the Target Company for the six months ended 30 June 2023. The information is originally published in Chinese and the English translated version is provided for information purposes only. In case of discrepancies between the two versions, the Chinese version shall prevail.

The Directors wish to emphasise that the extracts reproduced below are not prepared for incorporation into this circular and the Group has not participated in their preparation. As such, the Directors do not express any view as to their truth, accuracy or completeness, and the Shareholders and investors should exercise caution and should not place undue reliance on such information.

1.	For the year ended December 31, 2021

SECTION 3 MANAGEMENT DISCUSSION AND ANALYSIS

I.	Discussion and Analysis of Operations

(i)	Store expansion in various provinces and municipalities:

During the Reporting Period, there were more than 50 stores in 7 provinces and municipalities directly under the central government, including Chongqing, Fujian, Sichuan, Anhui, Zhejiang, Guangdong and Jiangsu, 30 to 50 stores in 6 provinces and municipalities directly under the central government, including Hebei, Beijing, Henan, Guizhou, Shanghai and Shaanxi, and 118 stores in total in 16 provinces and municipalities directly under the central government. During the Reporting Period, the Company opened 75 new Bravo stores, closed 14 stores and newly contracted 47 stores. By the end of 2021, the Company operated a total of 1,057 supermarkets in 29 provinces and municipalities. In the fierce competitive environment in 2021, we recorded decline in revenue and profit to varying degrees in other provinces and municipalities except for Xizang, where we achieved revenue and profit growth for two consecutive years.

In May 2021, the Company began to introduce the membership-only wholesale store model on a trial basis. By the end of the year, we opened a total of 53 stores under this model, achieving a rapid growth of 32.9% in comparable same-store sales. In membership-only wholesale stores, the Company expands the store aisle to enhance shopping comfort; reduces the number of goods categories, with multi-faceted and large-pile display, making the goods speak for themselves; implements the “daily inventory clearance” policy under the support of the logistics circulation and distribution system, to ensure the freshness and quality of fresh food; establishes “on-site” bakery, roasting, handcrafting scenes, creating a good atmosphere. The frequency of user shopping in offline channels has increased significantly, while also attracting more new users and increasing store coverage. The proportion of young users in some wholesale stores has increased noticeably. “Quality and affordability” capture the most of users’ minds, followed by profile upgrade and abundant product categories.

(ii)	Strategic transformation of omni-channel business

During the Reporting Period, Yonghui Superstores recorded online sales of RMB13.13 billion, with an average daily order volume of 437,000 orders, accounting for 14.42%.

In particular, the self-operated home delivery business under “Yonghui Life (永輝生活)” has covered 1,000 stores, achieving sales of RMB7.1 billion, representing a year-on-year increase of 21.1% and an average daily order volume of 264,000 orders. The home delivery business operated on the third-party platform has covered 909 stores, achieving sales of RMB6.03 billion and an average daily order volume of 173,000 orders.

As of December 31, 2021, the number of members under “Yonghui Life” has exceeded 85.687 million, of which the total number of new registered users is 36.373 million, representing a year-on-year increase of 28.4%, with a peak of monthly active users reaching 10.707 million.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

The Company has established warehouse-end operation and distribution management standards, and completed the replication of home delivery warehouses centered on unified standard, digital management and tool empowerment to 441 stores across the country, to optimize service experience and significantly improve the on-time delivery rate to over 95.6%. Especially in Fujian, Sichuan and Chongqing, through continuous engagement in 2021, the replication of home delivery warehouses has reached 69.6% in these regions, with the on-time delivery rate of 96.0%, reaching the industry-leading level.

(iii)	Digital development

During the Reporting Period, the Company applied data algorithms to transform its procurement operations from the “governance based on human experience” to the direction of standardization, systematization and digitalization. The Company reformed its employment system of offline stores by digital means. Digitally-empowered model stores including Yonghui Superstores Fuzhou Olympic Sports Store, Chengdu Qinglong Square Store and Guose Tianxiang Store have completed the digital transformation of posts. Based on the underlying architecture of YUDOS, a self-developed system of the Company, the technical team completed the human-efficiency enhancement program covering the online management of store attendance record, personnel allocation and work scheduling and real-time visualization of employment data. The use of end tools enables the system to automatically recommend the phase-out or replacement of goods, accelerate the phase-out or replacement of leftover goods, and improve the inventory turnover and gross margin return on investment. Through rational spatial layout, the on-shelf and off-shelf of goods and shelf display design, it provides visual merchandising strategies for offline store operations in the flow side and sales side. The Company has completed the development of an autonomous and controllable full-link operating system – YHDOS, which integrates omni-channel procurement and sales collaboration, operation, business and finance management portals to lay a solid foundation for the digital transformation of all channels and quickly support the adjustment of organization and business strategy. The Company provided strong support for the Group’s business operation by achieving online failure response in less than 5 minutes and withstanding 4 times the peak traffic during the big offer. The Company completed the cloud migration, saving its cost of around RMB10 million every year.

(iv)	Supply chain development

During the Reporting Period, for the fresh product segment, the Company promoted the vertical management of the organization, adopted the long and short radius mechanism, and had a total of 600 direct procurement bases across the country. The place-of-origin warehouses include Fujian yellow croaker warehouse, Yunnan leafy vegetables warehouse, Shandong warehouse, Hebei egg warehouse (Guantao/Xinji), banana processing/mango processing warehouse, Northeast Panjin rice base, etc. The Company used digital tools to improve operational efficiency and quality. For example, the adoption of the must-sell product list tool in stores to effectively improve the out-of-stock rate of must-sell goods; net cage management system to reduce invalid SKUs; the freight and miscellaneous expense system to save freight and miscellaneous expenses of fresh products; over 10,000 pieces of data on the information interaction platform to form data assets.

For the food and supplies segment, the Company changed the role of the procurement team. Internally, they serve the stores as brand recommendation officers; externally, they serve as brand agents, and work together with brand owners to strengthen cooperation, deepen collaboration, and strive to build an efficient, agile and digital supply chain. In the pilot stores, the Company iteratively upgraded the theme settings, and focused on the further development of the supply chain of Superior Kids (優悅寶唄) (mother and baby), HOME APPLIANCE (電靚動力) (household appliances), Entertainment Planet (娛樂星球) (culture and game) and Bell Pet (鈴鐺寵物) (pet).

During the Reporting Period, the sales of products under the Company’s own brands amounted to RMB2.65 billion. The Company has built its own brand matrix: on the top of the existing 3+1 brands: Super Foodie ( 饞大獅), Tianqu Food (田趣), U-song (優頌) and Hui Xiang Sui (惠相隨), the Company grandly launched its own brand “Hui Ma Dao Jia (輝媽到家)” in August, expanding into the quick-cooked food segment, and first commenced such business in Jiangsu, Zhejiang and Shanghai markets. The Company received the gold medal of the 2021 Vertex Awards. In the “Everest Award” for China’s brands, it was granted three awards: the Best Private Label Retailer of the Year, the Best Private Label Design Award of the Year and the Best Private Label Single Product Award of the Year. At the same time, the U-song brand has been named as one of the “billion-level” brands.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(v)	Human resources and organization development

In response to the Company’s digitization strategy, the human resources department quickly brought in talents for key positions. In 2021, the Company recruited 714 outstanding Internet talents in the industry, and the total number of employees in the technology team exceeded 900 at its peak. The Company has formulated its performance indicator dictionary, and formed an indicator system covering heads of first-level department and 17 key positions in provinces and districts; continued to carry out reform on organizational structure in the younger, flatter and flexible direction to build an organizational system of “agile front office, strong middle office and efficient back office”, and adjust the “region-based management system (戰區制度)” to “province-based management system (省區制度)”; continued to iterate on empowerment-focused training sessions, such as the “Fresh Food Manager Session” and “Fresh Food Seller Session” to support fresh food strategy, the “E-commerce Store Manager Session” to support e-commerce, the “New Store Operation Enhancement Project” to support the enhancement of new store operations, and the “1933 Elite Session” for college students to support the sustainable development of key talents. In 2021, a total of 22 sessions were held through the training center, and a total of 1,500 talents at all levels were conveyed. The Company adopted the development program of “content + software + service”. By the end of 2021, there were over 120 thousand registered users, 636 online courses, 25.69 million minutes of online learning by employees, 19.77 million online exams and over 6,000 daily active users. It strongly supported the digital development of training.

(vi)	Smart logistics

During the Reporting Period, the total value of the Company’s logistics operations amounted to RMB58.1 billion. The distribution scope of the logistics centers covers 29 provinces and cities in China, with a total logistics operation area of 750,000 square meters and approximately 2,620 employees. The logistics centers are classified according to the temperature zone, including a total of 19 normal temperature distribution centers (including transit warehouses), 14 constant temperature distribution centers (mainly including fruits and vegetables, frozen and refrigerated goods), and 1 production warehouse; serving customer stores, home delivery warehouses, online stores, processing plants, etc. With the construction concept of integrating processing logistics, trunk logistics and urban distribution logistics, the Company provided end-to-end supply chain services such as source direct sourcing, direct delivery from the factory and customized packaging, to improve the overall efficiency of the supply chain, empower science and technology, and speed up the construction of digital and automated logistics.

During the Reporting Period, the Company actively advanced the construction of logistics automation to enhance the delivery timeliness and accuracy. The ACR System of the HAIPICK in Sichuan, capable of sorting 210 items per hour, has been put into trial operation in December 2021 and connected with the automatic sorting line to further achieve the automatic and intelligent operation of the warehouse.

In 2021, the OTB project was promoted in collaboration with Big Tech, and the switchover of 6 logistics centers has been completed. The Company promoted the improvement of logistics operation efficiency through the online operation of the system, and further improved the store order fulfillment rate and order delivery timeliness, helped store order reference and potentially improved the accuracy of order volume with a focus on the transformation of the operation mode, the transparency and synchronization of logistics information and store order stocking visibility and other links.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(vii)	Social responsibility

1.	Food safety

During the Reporting Period, the Company built 28 new testing stations, upgraded 14 sets of testing equipment, and tested nearly one million batches of fresh agricultural products, with a qualification rate of 99.4%. The Company also strengthened the supplier inspection and evaluation mechanism, and conducted a comprehensive evaluation in terms of quality management systems such as production environment, process standards, procedure control, inspection and testing. The Company conducted nearly 1,000 supplier admission evaluations and flight audits throughout the year, and implemented hierarchical control based on risk levels. The Company maintained strict standards on request for certificates and licenses, regularly re-examined and checked suppliers’ qualification certificates, and reviewed nearly 500,000 qualification certificates throughout the year.

Internal management:

(1)	The Company strengthened the main responsibility of food safety, kept employees at all posts informed of the food safety responsibilities, and organized the responsible persons of key positions and key management personnel to sign about 20,000 copies of the Food Safety Responsibility Statement online;

(2)	The Company regularly carried out training on food safety expertise to enhance the food safety risk prevention and control ability of all employees, with more than 785,000 employees attending the online courses, and the Company also conducted monthly food safety training offline; and the “two-level audit and two-level self-inspection” mechanism was implemented to proactively eliminate food safety risks in stores. The Company and the provincial and district competent authorities have carried out 2,436 inspections and assessments to stores, and self-inspections were also conducted monthly by regions and weekly by stores;

(3)	The Company promoted the special improvement of food safety, and carried out special improvement for 10 themes such as “product shelf life, product quality, pest control, cleaning and disinfection, food safety guarantee measures in holidays” throughout the year;

(4)	The Company set up a food safety demonstration brand, and the stores in Fujian, Sichuan, Hunan and other provinces actively participated in the creation of the “Food Safety Demonstration City”. A total of 76 stores in various provinces and regions across the country have successfully been awarded the “Safe Meat and Vegetables Demonstration Supermarket”, and 62 stores have successfully been awarded the “Trustworthy Supermarket” or the “Assured Consumption Demonstration Unit”.

In 2022, the Company planned to deepen the development of the science and technology department to increase investment in the digital platform of the “Food Safety Cloud Network”, and completed the digital traceability of the whole process of “place of origin/supplier-logistics-store”.

2.	Fighting against the pandemic

After the outbreak of the pandemic in Putian, Xiamen and Quanzhou in Fujian Province in September 2021, Yonghui Superstores was entrusted by the Provincial Party Committee and the Provincial Government of Fujian, Fuzhou Municipal Committee and Municipal Government to guarantee the price stability of important daily necessities and the continuous supply of commodities through the implementation of actions such as securing the supply of people’s livelihood commodities and timely delivery of online orders. According to incomplete statistic, during the pandemic period, Fujian Yonghui Superstores despatched nearly 1,000 large logistics vehicles from Fuzhou Logistics Center to Putian, Xiamen, Quanzhou and other pandemic areas, and supplied more than 2,000 tons of fresh products such as vegetables and fruits, and millions of pieces of daily supplies such as food and daily necessities, sparing no effort to ensure adequate materials and stable prices in the epidemic areas.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

In December 2021, the outbreak of the novel coronavirus pandemic in Xi’an arouse the concern of the whole nation. Yonghui immediately activated its supply guarantee and price stabilization plan during the pandemic period, and made every effort to guarantee materials supply and stabilize prices while strictly preventing the pandemic. After the outbreak of the epidemic, Yonghui Shaanxi Logistics Warehouse, located in the suburb of Xi’an, held an emergency meeting. Due to the lockdown measures implemented in the communities where some employees lived, facing the difficult situation of less than 20 people on duty, the on-duty employees put up a dormitory in the logistics warehouse and stayed in the warehouse. The drivers of the carriers, labor service companies and logistics employees stuck to their posts on the front line of material supply, coordinated human resources, goods, vehicles and other resources to ensure the completion of material distribution. During the period from December 22 to December 29, Yonghui distributed 1,500 tons of materials by despatching 634 vehicles and delivered 125,000 pieces of commodities related to people’s livelihood.

(viii)	Yunjin business

Influenced by the macroeconomic situation and industrial regulatory policies, the Company’s Yunjin business began to transform to provide innovative financial services. By reducing and optimizing the asset business, the Company improved the efficiency of capital utilization to guarantee basic profits. As of the end of the Reporting Period, the total assets of the Company’s Yunjin business amounted to RMB2.449 billion, representing a year-on-year decrease of 44.12%. The revenue amounted to RMB410 million, representing a year-on-year decrease of 4.2%; and the profit reached RMB120 million. The Company has reserved sufficient funds for its Yunjin business and ensured its asset risk under control.

II.	The Situation of the Industry in which the Company Operates during the Reporting Period

According to the National Bureau of Statistics of China, in 2021, the total retail sales of consumer goods was RMB44,082.3 billion, representing an increase of 12.5% over the previous year, with an average growth rate of 3.9% in the previous two years. In particular, the retail sales of consumer goods other than automobiles amounted to RMB39,703.7 billion, representing an increase of 12.9%. After deducting the price factor, the total retail sales of consumer goods in 2021 increased by 10.7% over the previous year in real terms; by retail formats, the retail sales of superstores in retail units above designated size in 2021 increased by 6.0% over the previous year; the national online retail sales amounted to RMB13,088.4 billion, representing an increase of 14.1% over the last year. Among others, the online retail sales of physical goods recorded RMB10,804.2 billion, representing an increase of 12.0%, accounting for 24.5% of the total retail sales of consumer goods. Among the online retail sales of physical goods, food, clothing and consumer goods increased by 17.8%, 8.3% and 12.5%, respectively.

III.	Business Engaged in by the Company during the Reporting Period

Yonghui Superstores is one of the top 500 enterprises in China and a leading enterprise of “circulation” and “agricultural industrialization” at the national level. Yonghui Superstores is one of the first circulation enterprises to introduce fresh agricultural products into modern supermarkets in mainland China, and has been praised by seven ministries and commissions as a model for the promotion of “Wet Market Transforming into Food Supermarket” in China. Through the connecting agricultural produce with supermarkets, it has been recognized by the people for its fresh and affordable commodities, and is known as “A Supermarket for People’s Livelihood”. Since its inception, Yonghui Superstores has been developing with high quality. At present, Yonghui Superstores has developed more than 1,000 supermarket chains nationwide, covering 585 cities in 29 provinces, with an operating area of more than 8 million square meters, ranking second among the top 100 supermarkets in China in 2020 and the fourth among the top 100 chains in China in 2020.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

IV.	Analysis of Core Competitiveness during the Reporting Period

√	Applicable	☐	Not applicable

The Company insists on building a platform-based enterprise of food supply chain based on smart middle office, adhering to the concept of “Becoming Perfect through Integration and Sharing” (融合共享,  成於至善), and building an entrepreneurship platform for the youth with Yonghui’s characteristic partnership system.

V.	Main Operations during the Reporting Period

As of the end of the Reporting Period, the Company achieved a total operating income of RMB91.062 billion, representing a year-on-year decrease of 2.29%, and the consolidated net profit attributable to shareholders of the listed company was RMB-3.944 billion.

(I)	Analysis of principal businesses

1.	Analysis of changes in relevant items in the income statement and cash flow statement

		Unit: Yuan Currency: RMB

Item	Amount for the current period	Amount for the same period of last year	Change
			(%)
Operating income	91,061,894,312.13	93,199,107,664.03	-2.29
Operating cost	74,027,212,258.30	73,280,513,427.89	1.02
Selling expenses	16,629,508,068.60	15,438,729,869.72	7.71
Administrative expenses	2,155,455,991.88	2,293,027,943.94	-6.00
Finance cost	1,551,693,676.48	223,461,312.38	594.39
Research and development expenses	428,107,468.21		N/A
Net cash flows from operating activities	5,826,920,929.25	6,139,709,882.14	-5.09
Net cash flows from investment activities	-915,087,930.10	-2,171,435,956.11	N/A
Net cash flows from financing activities	-6,855,907,963.31	106,219,254.45	-6,554.49

Reasons for the change in finance cost: the increase in interest expenses on lease liabilities due to the impact of the new lease standards;

Reasons for the change in research and development expenses: the increase in investment in research and development during the year;

Reasons for the change in net cash flows from operating activities: the decrease in net sales proceeds due to the decline in sales and gross profit during the period;

Reasons for the change in net cash flows from investing activities: the withdrawal of external investments and wealth management products during the period;

Reasons for the change in net cash flows from financing activities: the repurchase of shares and the inclusion of fixed rent paid for non-exempt lease contracts in the cash flows from financing activities in accordance with the new lease standards during the period.

Particulars of material changes in the Company’s business type, profit composition or profit sources during the period

☐	Applicable	√	Not applicable

2.	Revenue and cost analysis

√	Applicable	☐	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Affected by the fierce competition in the industry, the Company’s revenue decreased by 2.29% as compared to the corresponding period of last year, while the cost increased by 1.12%, resulting in a 2.38% year-on-year decrease in gross profit margin.

(1).	Principal businesses by sector, product, geographical region and sales model

				Unit: 0’000 Yuan Currency: RMB

	Principal businesses by sector
By sector	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail industry	8,495,782.83	7,358,928.29	13.38	-2.11	1.34	Decreased by 2.94 percentage points
Service industry	610,406.60	43,792.93	92.83	-4.84	-33.97	Increased by 3.17 percentage points

	Principal businesses by product
By product	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Fresh products and processing	4,082,575.24	3,618,652.17	11.36	-1.58	1.25	Decreased by 2.48 percentage points
Food supplies (including clothing)	4,413,207.58	3,740,276.12	15.25	-2.59	1.42	Decreased by 3.35 percentage points

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southeast China	1,465,878.39	1,310,813.46	10.58	0.66	7.28	Decreased by 5.52 percentage points
North China	900,086.55	776,486.15	13.73	-2.76	1.00	Decreased by 3.21 percentage points
East China	1,926,038.31	1,654,854.75	14.08	-0.05	2.42	Decreased by 2.07 percentage points

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
West China	1,774,393.36	1,532,014.86	13.66	-6.96	-4.01	Decreased by 2.65 percentage points
Southwest China	1,296,292.45	1,101,471.10	15.03	0.40	2.59	Decreased by 1.81 percentage points
South China	424,998.02	363,284.72	14.52	-11.13	-8.10	Decreased by 2.82 percentage points
Central China	708,095.75	620,003.25	12.44	2.17	5.04	Decreased by 2.39 percentage points

	Principal businesses by sales model
Sales model	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail	8,495,782.83	7,358,928.29	13.38	-2.11	1.34	Decreased by 2.94 percentage points
Others	610,406.60	43,792.93	92.83	-4.84	-33.97	Increased by 3.17 percentage points

The geographical distribution is as follows:

Southeast China: Fujian, Jiangxi, Hong Kong

North China: Beijing, Tianjin, Hebei, Liaoning, Jilin, Heilongjiang, Inner Mongolia

East China: Jiangsu, Zhejiang, Shanghai, Anhui

West China: Chongqing, Guizhou, Yunnan, Hubei, Hunan

Southwest China: Sichuan, Xizang, Shaanxi, Gansu, Qinghai, Ningxia, Xinjiang

South China: Guangdong, Guangxi, Hainan

Central China: Shanxi, Hebei, Shandong, Henan

(2).	Analysis statement of production and sales

☐	Applicable	√	Not applicable

(3).	Performance of material procurement contracts and material sales contracts

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(4).	Statement of Cost Analysis

						Unit: 0’000 Yuan

	By sector
By sector	Cost components	Amount for the current period	Percentage of total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Retail industry		7,358,928.29	99.41	7,261,727.70	99.09	1.34
Service industry		43,792.93	0.59	66,323.64	0.91	-33.97

	By product
By product	Cost components	Amount for the current period	Percentage of total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Fresh products and processing		3,618,652.17	48.88	3,573,923.36	48.77	1.25
Food supplies and clothing		3,740,276.12	50.53	3,687,804.34	50.32	1.42

(5).	Changes in the scope of consolidation as a result of changes in equity interests in major subsidiaries during the Reporting Period

☐	Applicable	√	Not applicable

(6).	Significant change in or adjustment of the businesses, products or services of the Company during the Reporting Period

☐	Applicable	√	Not applicable

(7).	Major Customers and Suppliers

A.	Major customers of the Company

The sales of the top five customers amounted to RMB832.7577 million, accounting for 0.93% of the total annual sales; among the sales of the top five customers, the sales of related parties amounted to RMB813.3074 million, accounting for 0.91% of the total annual sales.

The proportion of sales to a single customer over 50% of the total amount, new customers among the top five customers or heavy dependence on a few customers during the Reporting Period

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

B.	Major suppliers of the Company

The purchases from the top five suppliers amounted to RMB6,474.9930 million, accounting for 8.42% of the total annual purchases; among the purchases from the top five suppliers, the purchases from related parties amounted to RMB4,044.1511 million, accounting for 5.20% of the total annual purchases.

The proportion of purchases from a single supplier over 50% of the total amount, new suppliers among the top five suppliers or heavy dependence on a few suppliers during the Reporting Period

☐	Applicable	√	Not applicable

Other explanations

None

3.	Expenses

√	Applicable	☐	Not applicable

Please refer to VII. Notes to the Consolidated Financial Statements under Section X Financial Report of this report.

4.	Research and Development (R&D) Investment

(1).	Statement of R&D investment

√	Applicable	☐	Not applicable

Unit: Yuan

Expensed R&D investment for the current period	428,107,468.21
Capitalized R&D investment for the current period	110,054,605.49
Total R&D investment	538,162,073.70
Total R&D investment as a percentage of operating income (%)	0.59%
Capitalized R&D investment as a percentage of total R&D investment (%)	20.45%

(2).	Statement of R&D employees

√	Applicable	☐	Not applicable

Number of R&D employees of the Company	953
R&D employees as a percentage of total employees of the Company (%)	0.83%

Educational background structure of R&D employees
Educational level	Number
Doctoral degree	4
Master’s degree	118
Bachelor’s degree	697
Associate degree	130
High school and below	4

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Age structure of R&D employees
Age group	Number
Under 30 years old (30 years old exclusive)	387
30-40 years old (30 years old inclusive, 40 years old exclusive)	532
40-50 years old (40 years old inclusive, 50 years old exclusive)	33
50-60 years old (50 years old inclusive, 60 years old exclusive)	1
60 years old and above	0

(3).	Explanation

☐	Applicable	√	Not applicable

(4).	Reasons of major changes in the composition of R&D employees and its impact on the Company’s future development

☐	Applicable	√	Not applicable

5.	Cash flow

√	Applicable	☐	Not applicable

			Currency: RMB Unit: Yuan

Item	Amount for the current period	Amount for the corresponding period of last year	Change	Explanations
			(%)
Cash received from other operating activities	3,020,586,574.65	880,432,402.09	243.08	Increase in recovery of loans granted by microfinance and factoring companies in Chongqing in the current year
Taxes paid	1,037,017,460.13	1,615,975,562.07	-35.83	Decrease in value-added tax and enterprise income tax in the current year
Cash received from disposal of investments	681,186,560.54	121,828,381.49	459.14	Increase in cash received from disposal of the equity interests of Guo Lian and Sunrise in the current year
Cash received from investment income	57,672,406.30	92,953,747.32	-37.96	Decrease in dividends from Beijing Friendship and Hongqi Chain in the current year
Cash received from other investment activities	2,475,657,999.00	5,826,511,631.94	-57.51	Decrease in wealth management products recovered in the current year
Cash paid for investments	159,799,999.46	745,006,998.05	-78.55	Additional investment in Yunchuang and Fresh Food in the previous year, as well as investment in Yuanxin and Sunrise in the current year
Cash paid for other investment activities	1,966,236,083.15	5,387,235,544.57	-63.50	Decrease in wealth management products purchased in the current year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount for the current period	Amount for the corresponding period of last year	Change	Explanations
			(%)
Cash received from capital contributions	50,450,000.00	354,057,473.88	-85.75	Investment amounts received from minority shareholders of Baijia in the previous year, as well as investment amounts received from minority shareholders of Yunchuang in the current year
Cash received from other financing activities	39,947,401.43		–	Finance lease rentals received was adjusted from operating cash flows to this item due to the application of the new lease standard in the current year
Cash paid for repayment of debts	17,430,840,273.76	12,546,526,073.72	38.93	Increase in short-term borrowings repaid in the current year
Cash paid for distribution of dividends, profits or settlement of interest	555,415,007.07	1,562,195,662.61	-64.45	Decrease in dividends distributed in the current year
Cash paid for other financing activities	4,480,050,083.91	1,769,956,756.86	153.12	Fixed rentals paid for non-exempt lease contracts were adjusted from operating cash flows to this item due to the application of the new lease standard in the current year
Effect of exchange rate changes on cash and cash equivalents	-242,700.09	-1,095,099.15	N/A	Changes in exchange rates in the current year

(II)	Explanation on significant changes to the profit resulting from non-principal business

√	Applicable	☐	Not applicable

Matters that the Company’s non-principal business has a greater impact on the profits:

(1)	The fair value of financial assets held by the Company at the end of the Reporting Period decreased by RMB283 million as compared to the beginning of the year;

(2)	The impairment loss of RMB326 million was made for long-term equity investments;

(3)	The provision for impairment of RMB309 million was made for the stores of the Group to be closed due to long-term losses;

(4)	The impairment loss of goodwill and intangible assets in the asset group of Guangdong Baijia Yonghui Supermarket Co., Ltd. amounted to RMB143 million.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(III)	Analysis of assets and liabilities

√	Applicable	☐	Not applicable

1.	Assets and liabilities

						Unit: Yuan

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Loans and advances (current)	568,806,255.36	0.80	1,393,758,718.35	2.48	-59.19	Recovery of short-term loans in the current year
Financial assets held for trading	1,560,917,920.71	2.19	241,410,438.34	0.43	546.58	KT and Arawana under other non-current financial assets were transferred to this item due to the release of trading restrictions in this current year
Factoring receivable	1,411,455,365.03	1.98	2,710,166,360.05	4.83	-47.92	Recovery of the factoring receivable in the current year
Non-current assets due within one year	41,563,339.26	0.06			N/A	Finance lease receivables due within one year were reclassified to this item due to the application of the new lease standard in the current year
Long-term receivables	73,044,056.84	0.10			N/A	The sublease that meets the finance lease conditions was remeasured due to the application of the new lease standard in the current year
Construction in progress	410,335,149.87	0.58	194,264,567.11	0.35	111.22	Increase in investment in the construction of Guizhou Logistics Park, Northeast Warehousing Center and Fujian Yonghui Logistics Center in the current year
Productive biological assets	11,627,554.75	0.02			N/A	Fuping Modern Agriculture added productive biological assets such as fruit trees in the current year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Right-of-use assets	21,967,161,359.54	30.80			N/A	The right-of-use asset was recognized for non-exempt lease contracts due to the application of the new lease standard in the current year
Goodwill	3,661,378.25	0.01	121,331,244.79	0.22	-96.98	Decrease in goodwill in the current year as compared to the corresponding period of the previous year, resulting from the provision made for impairment of Baijia’s goodwill
Deferred tax assets	1,036,025,168.71	1.45	472,606,455.22	0.84	119.37	Recognition of deferred tax assets for lease liabilities due to the application of the new lease standard in the current year
Bills payable	33,000,000.00	0.05			N/A	The issuance of commercial acceptance bills in the current year
Non-current liabilities due within one year	2,069,851,210.42	2.90			N/A	The reclassification of rentals due within one year to this item due to the application of the new lease standard in the current year
Long-term borrowings	1,021,069,722.22	1.43			N/A	New bank loans for more than one year in the current year
Lease liabilities	24,826,561,091.82	34.81			N/A	The rentals of non-exempt lease contracts were remeasured due to the application of the new lease standard in the current year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Estimated liabilities	3,628,259.35	0.01	123,670,630.29	0.22	-97.07	The estimated liabilities for loss-making contracts were transferred to the provision for impairment of right-of-use assets due to the application of the new lease standard in the current year
Deferred tax liabilities	172,894,859.29	0.24	616,873,988.17	1.10	-71.97	Decrease in deferred tax assets and deferred tax liabilities that were presented on a net basis due to the application of the new lease standard in the current year
Capital reserve	4,276,144,811.80	6.00	6,926,920,343.78	12.33	-38.27	Decrease in capital reserve due to cancellation of treasury shares, capital increase of Fresh Food and share-based payment in the current year
Treasury shares			2,009,067,652.38	3.58	N/A	Cancellation of treasury shares in the current year
Other comprehensive income	1,494,334.19	0.00	-584,134.06	-0.00	-355.82	The effect of change in other comprehensive income of Huatong Bank in the current year
Retained earnings	-3,797,684,715.49	-5.33	3,886,681,562.18	6.92	-197.71	Reduction of retained earnings at the beginning of the year and loss for the year due to the application of the new lease standard in the current year
Minority interests	418,606,199.35	0.59	1,042,097,792.60	1.86	-59.83	Reduction of minority interests at the beginning of the year and loss for the year due to the application of the new lease standard in the current year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2.	Overseas assets

√	Applicable	☐	Not applicable

(1)	Asset size

Including: overseas assets of RMB800 million, accounting for 1.12% of total assets.

(2)	Description of relatively high proportion of overseas assets

☐	Applicable	√	Not applicable

3.	Restriction on material assets as of the end of the Reporting Period

√	Applicable	☐	Not applicable

Please refer to VII. 83 in Section X Financial Report of this report

4.	Other explanations

☐	Applicable	√	Not applicable

(IV)	Analysis of the industry operation information

√	Applicable	☐	Not applicable

As follows:

Analysis of operational information of retail industry

1.	Distribution of stores opened at the end of the Reporting Period

√	Applicable	☐	Not applicable

In 2021, the Company had 75 newly opened stores (including Baijia Yonghui, excluding Yonghui Life and Super Species), with an area of 533,300 square meters; and had a total of 1,057 stores, covering 29 provinces and municipalities directly under the central government; and 159 stores have been contracted but were not opened, with a reserve area of 1,119,600 square meters.

		Self-owned stores		Leased stores
		Number		Number
Region	Operation mode	of stores	GFA	of stores	GFA
			(0’000 m2)		(0’000 m2)
Anhui	Supermarket			74	67.55
Beijing	Supermarket			45	41.27
Fujian	Supermarket	4	4.15	140	107.27
Gansu	Supermarket			3	1.89
Guangdong	Supermarket			71	38.57
Guangxi	Supermarket			8	5.10
Guizhou	Supermarket			41	36.54
Hebei	Supermarket	1	2.65	46	37.02
Henan	Supermarket			44	37.12
Heilongjiang	Supermarket			9	8.95
Hubei	Supermarket			16	11.74
Hunan	Supermarket			8	5.01
Jilin	Supermarket			6	5.83
Jiangsu	Supermarket			71	60.62
Jiangxi	Supermarket			15	9.99
Liaoning	Supermarket			7	6.38
Inner Mongolia	Supermarket			3	2.50

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

		Self-owned stores		Leased stores
		Number		Number
Region	Operation mode	of stores	GFA	of stores	GFA
			(0’000 m2)		(0’000 m2)
Ningxia	Supermarket			4	2.71
Qinghai	Supermarket			1	0.61
Shandong	Supermarket			4	2.38
Shanxi	Supermarket			16	12.94
Shaanxi	Supermarket			33	23.95
Shanghai	Supermarket			38	25.43
Sichuan	Supermarket	1	0.42	110	92.61
Tianjin	Supermarket			8	7.74
Xizang	Supermarket			2	1.64
Yunnan	Supermarket			8	5.20
Zhejiang	Supermarket			72	54.52
Chongqing	Supermarket	4	3.83	144	103.47
Total		10	11.04	1,047	816.51

Table of newly opened stores and reserved stores during the Reporting Period

		(Unit of area: m2)

		Net increase in
		stores opened in	Contracted but
	Subtotal of	the current	not opened
Item	opened stores	period	stores
Number of stores in Anhui	74	5	11
Area of stores in Anhui	675,535.13	34,253.43	75,634.31
Number of stores in Beijing	45	1	3
Area of stores in Beijing	412,729.92	2,657.41	13,934.00
Number of stores in Fujian	144	4	14
Area of stores in Fujian	1,114,179.60	40,247.40	109,213.72
Number of stores in Gansu	3	1	1
Area of stores in Gansu	18,871.90	7,101.76	8,086.00
Number of stores in Guangdong	71	6	4
Area of stores in Guangdong	385,727.04	33,732.88	13,340.77
Number of stores in Guangxi	8	0	2
Area of stores in Guangxi	51,043.17	0	11,505.43
Number of stores in Guizhou	41	5	12
Area of stores in Guizhou	365,377.07	48,450.00	97,395.47
Number of stores in Hebei	47	3	9
Area of stores in Hebei	396,713.32	19,656.04	75,761.19
Number of stores in Henan	44	5	11
Area of stores in Henan	371,185.14	36,750.04	85,043.00
Number of stores in Heilongjiang	9	0	0
Area of stores in Heilongjiang	89,423.31	0	0
Number of stores in Hubei	16	5	6
Area of stores in Hubei	117,361.51	36,048.82	28,142.11
Number of stores in Hunan	8	1	1
Area of stores in Hunan	50,067.07	6,198.00	6,172.00
Number of stores in Jilin	6	0	0
Area of stores in Jilin	58,323.42	0	0
Number of stores in Jiangsu	71	3	2
Area of stores in Jiangsu	606,205.47	18,869.78	12,352.70
Number of stores in Jiangxi	15	2	2
Area of stores in Jiangxi	99,851.78	10,493.03	12,318.86
Number of stores in Liaoning	7	1	2
Area of stores in Liaoning	63,735.06	7,479.90	10,499.91
Number of stores in Inner Mongolia	3	1	0
Area of stores in Inner Mongolia	24,913.57	9,659.00	0
Number of stores in Ningxia	4	0	0
Area of stores in Ningxia	27,090.78	0	0

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

		Net increase in
		stores opened in	Contracted but
	Subtotal of	the current	not opened
Item	opened stores	period	stores
Number of stores in Qinghai	1	0	1
Area of stores in Qinghai	6,018.58	0	6,820.00
Number of stores in Shandong	4	2	3
Area of stores in Shandong	23,773.71	12,613.15	17,147.33
Number of stores in Shanxi	16	1	3
Area of stores in Shanxi	129,390.06	6,193.00	18,552.00
Number of stores in Shaanxi	33	1	9
Area of stores in Shaanxi	239,455.56	5,059.80	71,167.20
Number of stores in Shanghai	38	4	4
Area of stores in Shanghai	254,251.10	14,023.56	24,924.50
Number of stores in Sichuan	111	14	29
Area of stores in Sichuan	930,284.30	127,919.45	222,555.18
Number of stores in Tianjin	8	0	1
Area of stores in Tianjin	77,396.25	0	5,812.60
Number of stores in Xizang	2	1	1
Area of stores in Xizang	16,367.68	5,114.73	4,281.00
Number of stores in Yunnan	8	1	6
Area of stores in Yunnan	52,046.87	6,035.00	42,006.50
Number of stores in Zhejiang	72	3	7
Area of stores in Zhejiang	545,205.17	17,840.10	46,537.89
Number of stores in Chongqing	148	5	15
Area of stores in Chongqing	1,072,997.28	26,974.13	100,462.78
Total number of stores	1,057	75	159
Total area of stores	8,275,520.82	533,370.41	1,119,666.45

Newly opened stores of the Company in the fourth quarter of 2021

The Company opened 27 new stores in China in the fourth quarter of 2021, the particulars of which were as follows:

No.	Region	Name of project	Opening date	Leased area	Lease term	Address
				(m2)	(years)
1	Shaanxi	Qindu Shanglin Road Store	2021-10-1	5,059.8	20	F1, East Area, Guoruncheng, Xincheng Shiji Avenue, Qindu District, Xianyang, Shaanxi
2	Zhejiang	Dingqiao Longfor Paradise Walk	2021-10-15	5,023.2	15	Longfor Paradise Walk, No. 515 Dingcheng Road, Dinglan Street, Jianggan District, Hangzhou, Zhejiang
3	Hebei	Langfang Damuzhi Store	2021-10-30	9,970	20	Damuzhi Square, No. 139 Changfu Road, Anci District, Langfang, Hebei
4	Shanxi	Wangfu Square	2021-11-10	6,193	20	Fudong Street Extension Line (near Dongzhonghuan Road), Xinghualing District, Taiyuan, Shanxi
5	Guizhou	Kaili 9 Square Paradise Walk Store	2021-11-19	7,960	20	9 Square Paradise Walk, No. 25 Beijing West Road, Kaili, Qiandongnan Miao and Dong Autonomous Prefecture, Guizhou
6	Jiangsu	Xiandai Avenue INCITY Store	2021-11-19	7,542	15.4	No. 1699 Xiandai Avenue, Wuzhong District Industrial Park, Suzhou, Jiangsu

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Region	Name of project	Opening date	Leased area	Lease term	Address
				(m2)	(years)
7	Shanghai	Songjiang INCITY Store	2021-11-20	4,978.62	12	No. 1, Lane 1788, Guangfulin Road, Songjiang District, Shanghai
8	Sichuan	Neijiang Weiyuan Wanda Plaza	2021-11-26	11,522.24	20	Wanda Plaza, Weiyuan County, Neijiang, Sichuan
9	Hubei	Xiangyang Minfa Century Square	2021-11-27	9,995.6	20	Intersection of Jinyuan Road and Haoranhe East Road, Xiangzhou District, Xiangyang, Hubei
10	Guizhou	Zunyi Baixin Aoyuan Square	2021-12-3	7,524	20	Aoyuan Square, Tongzi County, Zunyi, Guizhou
11	Yunnan	Kunming Hello World	2021-12-3	6,035	20	Yongzhong Road, Liujia Street, Guandu District, Kunming, Yunnan
12	Fujian	Nanping Wuyishan Wanzhao Square Store	2021-12-5	19,809.0 6	Owned	1/F-3/F, South of Wujiu Avenue (Wanzhao Square), Wuyishan, Fujian
13	Shandong	Tengzhou True Love Plaza	2021-12-17	6,853	15	Northwest Corner of the Intersection of Jinghe West Road and Pingxing Middle Road, Tengzhou, Zaozhuang, Shandong
14	Sichuan	Jiangyou Shengming Plaza	2021-12-18	6,110.8	20	Middle Section of Taiping Road, Jiangyou, Sichuan
15	Hubei	Wulidun Vanke Plaza	2021-12-18	6,137.59	15.5	Intersection of Jiangcheng Avenue and Hanyang Avenue, Hanyang District, Wuhan
16	Fujian	Guankou Wanda	2021-12-18	6,221.96	15	Guankou Wanda Plaza, Jimei District, Xiamen, Fujian
17	Guangdong	Zhaoqing Dinghu Wanda	2021-12-23	6,910.75	15	Zhaoqing Dinghu Wanda Plaza, No. 16 Taoyuan Road East, Dinghu District, Zhaoqing, Guangdong
18	Chongqing	Chongqing Jinyuecheng Store	2021-12-24	5,027	20	Jinyuecheng, No. 2 Wutong Street, Heyangcheng Street, Hechuan District, Chongqing
19	Shanghai	Pudong Zhuqiao Tianhe Plaza	2021-12-24	4,994.03	19	Area 40/21, Block 10, Zhuqiao Town, Pudong New Area, Shanghai
20	Guangdong	Guangdong Sihui Wuyue Square	2021-12-24	6,067.47	15	Xincheng Wuyue Square, Dongcheng Street, Sihui, Zhaoqing, Guangdong
21	Guangdong	Heyuan Fun World	2021-12-25	6,591.47	15	Intersection of Fenghuang Road and Wutong 2nd Road, Yuancheng District, Heyuan, Guangdong
22	Chongqing	Central Park Xincheng Wuyue	2021-12-25	8,786.43	15	Intersection of Tongmao Avenue and Gongyuan West Road, Yube District, Chongqing
23	Sichuan	Longchang Shenghua Plaza (Longchang Jinsha Times Plaza Store)	2021-12-29	6,382.52	20	Intersection of Longhua Road and Wanlong Road, Longchang, Sichuan
24	Chongqing	Konggang Zekeli (Guifu Avenue Store)	2021-12-31	5,116.1	20	Intersection of Guixin Avenue and Fuchang Road in Yubei Konggang Xincheng

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Region	Name of project	Opening date	Leased area	Lease term	Address
				(m2)	(years)
25	Anhui	Qianshan Zhongnuo Hengtai Mall	2021-12-31	7,962	20	Intersection of Wanqian Avenue and Meihe Road, Qianshan County, Anqing, Anhui
26	Jiangxi	Jiangxi Ganzhou Yudu Wanda Plaza square	2021-12-31	7,046.03	15	Wanda Plaza, Yudu, Ganzhou, Jiangxi
27	Guizhou	Zunyi Only International	2021-12-31	17,921	19	Only International, Kunming Road, Huichuan District, Zunyi, Guizhou

The Company signed contracts with 7 new stores in the fourth quarter of 2021, the particulars of which were as follows:

No.	Region	Name of project	Date of contract	Expected delivery date	Lease term	Leased area	Address
					(years)	(m2)
1	Shandong	Jinan Huashan Uni Mall	2021-10-31	2023-10-31	15	4,299.93	Jinan, Shandong
2	Chongqing	Banan Ronghui Plaza	2021-11-23	2022-11-1	15	5,400	Chongqing
3	Liaoning	Glory Mall	2021-11-11	2021-11-18	16.5	5,565.01	Shenyang, Liaoning
4	Guizhou	Qianxi King Mall	2021-12-15	2022-7-1	20	4,474.6	Qianxi, Guizhou
5	Sichuan	Wenjiang New Fashion World	2021-9-13	2022-9-30	20	9,373.27	Chengdu, Sichuan
6	Xizang	North City Mall	2021-9-15	2022-3-31	15	4,281	Xizang
7	Hubei	Wuhan Sky Garden	2021-12-31	2023-12-31	15	6,769.84	Wuhan, Hubei

2.	Other explanations

√	Applicable	☐	Not applicable

Information on the top 10 stores in terms of revenue

No.	Store	GFA	Ownership of property	Address	Opening date
		(m2)
1	Shijingshan District Lugu Store	18,322	Leased	East of Lugu Street, Shijingshan District, Beijing	2009/6/26
2	Fuzhou Liming Store	14,472	Leased	No. 436 Xi’erhuan Middle Road, Jin’an District, Fuzhou	2001/9/8
3	Chengdu Wenjiang Guanghua Avenue Store	21,728	Leased	Guanghua Avenue, Wenjiang District, Chengdu, Sichuan	2012/4/26
4	Daxing District Jiugong Store	25,248	Leased	No. 39 Xiaohongmen Road, Jiugong Town, Daxing District, Beijing	2010/2/5
5	Guiyang Jinyuan Shopping Mall Store	16,216	Leased	No. 6 Jinyang South Road, Jinyang New District, Guiyang, Guizhou	2010/10/23
6	Tongzhou District Tongzhou Wanda Store	12,015	Leased	Wanda Plaza, Beiyuan Business District, Yongshun Town, Tongzhou District, Beijing	2014/11/29

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Store	GFA	Ownership of property	Address	Opening date
		(m2)
7	Hefei Golden Resources Binhu Store	18,900	Leased	Intersection of Huizhou Avenue and Ziyun Road, Binhu New District, Hefei, Anhui	2010/4/25
8	Shapingba District CapitaRetail Store	8,145	Leased	No. 1 Huayu Plaza, No. 029 Xiaolongkan New Street, Shapingba District, Chongqing	2009/9/18
9	Chaoyang District Longfor Changying Paradise Walk Store	12,552	Leased	Opposite to Phase IV of Wanxiang Xintian, Chaoyang North Road (Intersection of Guanzhuang Road), Chaoyang District, Beijing	2014/12/20
10	Neijiang Wanda Store	9,611	Leased	Wanda Plaza, North of Han’an Avenue, Dongxing District, Neijiang, Sichuan	2015/6/25

(V)	Analysis of investments

Overall analysis of external equity investments

√	Applicable	☐	Not applicable

During the Reporting Period, the Company focused on its principal businesses and reduced the external investments.

1.	Significant equity investments

☐	Applicable	√	Not applicable

2.	Significant non-equity investments

☐	Applicable	√	Not applicable

3.	Financial assets measured at fair value

√	Applicable	☐	Not applicable

According to the relevant authorization at the 22nd meeting of the third session of the board of directors, Ningbo Yonghui Superstores Co., Ltd. ( 寧波永輝超市有限公司), a subsidiary of the Company, entered into relevant partnership agreement and entrusted management agreement with Xiangxin Investment Fund Management Co., Ltd. (向新投資基金管理有限公司, “Xiangxin Fund”) and its subsidiaries, pursuant to which, Ningbo Yonghui Superstores Co., Ltd. undertook to subscribe for the products of Ningbo Yicun Yipin Investment Partnership (Limited Partnership) ( 寧波市伊村伊品投資合夥企業(有限合夥)) issued by Xiangxin Fund by installments as required by the fund manager according to the needs of the investment project within the authorized limit.

During the Reporting Period, Ningbo Yicun Yipin Investment Partnership (Limited Partnership) participated in the non-public offering of Sunrise Group Company Limited (昇興集團股份有限公司) in 2021, with an investment amount of approximately RMB150 million.

4.	Specific progress of significant asset restructuring and integration during the Reporting Period

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(VI)	Significant asset and equity sale

√	Applicable	☐	Not applicable

From January to October 2021, the Company sold 75,256,548 shares of Zhanjiang Guolian Aquatic Products Co., Ltd. (湛江國聯水產開發股份有限公司) through the trading platform of the Shenzhen Stock Exchange, which increased the investment income of RMB42.75 million for the year, leading to an accumulated investment income of RMB-174.097 million.

In June 2021, the Company withdrew the equity investment in Powerlong Commercial (寶龍商業) through Caitong Fund (財通基金), with the initial investment cost of RMB72.7175 million and the accumulated investment income of RMB110 million.

In November 2021, the Company sold all the shares held in Sunrise Group Company Limited through the trading platform of the Shenzhen Stock Exchange, with an investment income of RMB14.48 million.

(VII)	Analysis of major subsidiaries

√	Applicable	☐	Not applicable

					Unit: 0’000 Yuan Currency: RMB

Company abbreviation	Industry	Registered capital	Total assets	Net assets	Net profit	Revenue	Profit
Yonghui Logistics (永輝物流)	Logistics distribution industry	10,000.00	754,736.93	31,345.42	16,693.14	949,993.48	15,421.83
Chengdu Commercial (成都商業)	Logistics distribution industry	13,000.00	489,520.66	24,615.84	4,483.12	732,596.27	4,499.52
Minhou Commercial (閩侯商業)	Logistics distribution industry	5,000.00	1,215,364.16	13,106.35	962.33	431,524.16	22.82
Fujian Yuntong (福建雲通)	Logistics distribution industry	10,000.00	577,021.31	12,997.26	2,997.26	731,151.71	3,470.58
Beijing Commercial (北京商業)	Logistics distribution industry	11,241.86	262,142.97	17,549.09	2,206.81	192,367.57	2,615.63

(VIII)	Information about the structured entities controlled by the Company

☐	Applicable	√	Not applicable

VI.	Discussion and Analysis of the Company’s Future Development

(I)	Industry landscape and trends

√	Applicable	☐	Not applicable

In 2021, with the normalization of pandemic prevention and control, the growth of online business accelerated, attracting many retail giants to engage in, and the emergence of community group buying intensified the online business competition, which resulted in the loss of offline customer flow and greatly affected the traditional supermarket industry. As a leading player in the industry, Yonghui Superstores has introduced digital operation talents in all aspects under a highly competitive market environment, deeply developed middle-office capabilities to replicate its business, and strengthened the core capability improvement in users, commodities and warehouse distribution operations. Through the digital transformation, it has unswervingly advanced the omni-channel business strategy, promoted the pilot of warehouse stores and the online-offline integration, and gained certain valuable experience.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(II)	Development strategy of the Company

√	Applicable	☐	Not applicable

In 2022, the Company will make the best effort to build a fresh-based, customer-oriented, omni-channel, digital retail platform, comprehensively improve the quality of operations, promote high-quality growth, and strive to achieve full-year breakeven. Starting from four major aspects, namely sales improvement, retail channel quality improvement, user experience management, organizational efficiency and cost optimization, through transformative thinking and scientific project management methods, the Company will help the management develop experience into the Company’s system process, system logic and system capability, to gradually develop a systematic management and control mechanism and ensure that the work has purposes and measures, and is progressing and productive.

(III)	Business plan

√	Applicable	☐	Not applicable

1.	The Company will strengthen fresh food business, form a positive cycle for store development, focus on the sales improvement of middle and low ranking stores, strengthen logistics support for operations in an efficient and flexible manner, and implement various measures such as digital logistics improvement, dismounting and distribution, online and offline inventory sharing, and diversified distribution models. It will focus on medium categories and key single products, select high-quality/potential partners for cooperation/investment, integrate supply chain resources, and continuously improve the cost advantage in the supply chain and the differentiated goods operation.

2.	The Company will open new high-quality stores, close stores in a reasonable and prudent manner, and optimize Bravo stores to achieve high-quality growth in online business.

3.	The Company will facilitate the closed loop of organization and business processes by focusing on customer experience, based on an omni-channel, whole-chain, and high-availability digital platform, to boost high-quality business growth.

(IV)	Potential risks

√	Applicable	☐	Not applicable

The recurrence of the pandemic has brought uncertainties to the normal operation of stores, the stability of employees, the smooth flow of logistics, the higher cost of procurement, and the consuming willingness of customers.

(V)	Others

☐	Applicable	√	Not applicable

VII.	The Company’s Failure to Disclose as Required by the Standards Due to Non-Application of the Provisions of the Standards or for Special Reasons Such as State Secrets and Trade Secrets and the Description of Reason Therefor

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2.	For the year ended December 31, 2022

SECTION 3 MANAGEMENT DISCUSSION AND ANALYSIS

I.	Discussion and Analysis of Operations

1.	Stores in various provinces and municipalities:

During the Reporting Period, the Company opened 36 new Bravo stores, closed 60 stores, and newly contracted 10 stores. By the end of 2022, the Company operated a total of 1,033 supermarkets in 29 provinces and municipalities in China.

In 2022, the business environment of the retail industry became even more challenging. The Company was one of a few retailers in China that were able to maintain their store expansion momentum. By carefully selecting prime store properties and closing underperforming stores, the Company initiated a new era of store iteration.

During the Reporting Period, the Company focused on improving sales per square meter, sales per employee, and sales per SKU through the promotion and application of tools such as intelligent ordering and intelligent scheduling, as well as the full launch of the YHDOS system, and maintained a relatively high rate of new product introduction and product phasing out. In some benchmark stores, sales per employee increased by 30% to 50%.

2.	Strategic transformation of omni-channel business

During the Reporting Period, the Company’s online business recorded operating income of RMB15.936 billion in 2022, accounting for 17.69% of the total operating income, with a year-on-year increase of 21.37%, and the average daily order volume reached 518,000 orders.

The self-operated home delivery business under “Yonghui Life (永輝生活)” has covered 984 stores, achieving sales of RMB8.8 billion, representing a year-on-year increase of 24%, and the average daily order volume reached 316,000 orders and the monthly repeat purchase rate reached 51.5%. The home delivery business operated on the third-party platforms has covered 958 stores, achieving sales of RMB7.12 billion, with an average daily order volume of 202,000 orders.

In particular, “Yonghui Life”, the self- operated platform, accumulated 101 million registered members, with a year- on-year growth of 18.73% and average monthly online active users of 12.607 million. While meeting consumer demands, the online business has been working to address weaknesses based on user experience feedback, continuously enhancing product diversity, improving service quality, and optimizing the shopping experience on its APP. At the same time, driven by user needs and benchmarking against industry leaders and market trends, the Company has been proactively identifying issues, seeking gaps, and honing online operational capabilities. As a result, the Company’s business has gradually shifted from marketing-driven growth to development driven by “best-selling products” and “enjoyable service experience”.

3.	Digital development

The third decade of Yonghui is a decade of technological transformation. Through investment in digital technology, the Company promoted organizational rejuvenation, formed new organizational performance, and transformed from the traditional Yonghui Supermarket to an “Internet Tech” Yonghui, restarting comprehensive growth.

1)	Development of digitalized stores: Leveraging the YHDOS system, the Company has fully realized online business operation. By December 31, 2022, all the stores of the Company have completed digital transformation, forming comprehensive online and digital business governance. The Company aims to include all store back-end operations, home delivery warehouses, product inventory, shelf displays, purchase orders, employee tasks, and organizational performance into YHDOS digital management by March 31, 2023.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2)	Creating a digital supply chain driven by category-based governance: Since August 2021, the Company has gradually achieved online whole lifecycle digital governance of products, enhancing the efficiency of product inflow and outflow, and will further promote digitalization of supplier management and improve performance through grading strategies in the future.

The Company aims to achieve digital product selection based on store and user profiles, driving product development through category planning and building truly digital supply chain capabilities by June 30, 2023.

3)	Enhancing the competitiveness of fresh produce-based core products: The Company promoted content-driven product strategy, content branding and development of private brands, enhancing brand value and maintaining sustainable growth. The Company aims to digitalize fresh produce operations and implement such digitalization in all stores by March 31, 2023.

4)	Promoting organizational rejuvenation and employee renewal: The Company promoted organizational rejuvenation, deeply connecting the Company’s middle office and back office, provincial areas, stores, and small shops, activating the organization to make user-facing units more effective and create value for users. Through deliberate practicing, the Company taught employees the secrets of doing business and activated employee initiative to help employees become better versions of themselves, devote greater efforts and improve efficiency, thus achieving profit growth.

5)	Advancing user and customer digitalization: Through digital operations, the Company enhanced user and customer experience, improved user satisfaction, and achieved revenue growth.

6)	Innovating business digital transformation: Through investment in data technology, Yonghui has innovated new digital business models such as the “Yonghui Life Home Delivery” business, achieving digital operations covering online and offline channels, making users more satisfied, entrepreneurship easier, and local life better.

4.	Supply chain development

The Company optimized the procurement model based on long and short-radius mechanisms, and promoted the development of standard products and pre-made food to ensure product strength and drive business growth. By leveraging technology tools, fine-tuning supply chain processes and mechanisms, and strengthening the talent pipeline development for the fresh produce segment, the Company has continuously improved its long-term supply chain capabilities.

During the Reporting Period, the private brand sales of the Company reached RMB3.27 billion, representing a year-on-year increase of 23.40%. The Company deepened the development of the supply chain upstream, and the fresh produce segment continued to implement order-based planting for products such as “Tianqu Rice” (田趣大米) and “Yonghui Farm Kabocha Squash” (永輝農場板栗南瓜), while accelerating the development of pre-made food and differentiated quality products like Dandong strawberries. The Company and suppliers have strengthened joint R&D efforts on food and supplies, launching popular products such as Super Foodie Lime (饞大獅⼩⻘檸), Super Foodie Cheese Cake (饞大獅芝士蛋糕), Super Foodie Yogurt Hawthorn Dices (饞大獅酸奶山楂丁), U-song Antibacterial and Mite-Removing Scented Laundry Detergent Beads (優頌抑菌除蟎香氛洗衣凝珠) and air fryers.

Taking a differentiated approach, the Company has optimized its supply chain. In 2022, the Company removed 54 suppliers from its list and introduced more competitive and innovative suppliers. The Company focused on the development of 122 key products accounting for 50% of the sales. Through promotion and marketing via various channels, the Company has attracted young consumers and penetrated the Gen Z consumer market. Leveraging platforms such as Douyin, Xiaohongshu and Weibo, the Company achieved a total exposure of over 100 million, thus accelerating brand rejuvenation, expanding consumer base and diversifying consumer age groups.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

5.	Human resources and organization development

During the Reporting Period, in accordance with its strategies, the Company has continuously optimized and adjusted the organizational structure, refined duty allocation, streamlined staffing, reduced costs and improved efficiency. These systematic efforts have contributed significantly to achieving the Company’s organizational objectives. The Company conducted a comprehensive review of the responsibilities of platform departments and updated job descriptions. By integrating and enhancing platform efficiency, the Company consolidated procurement, operation, and marketing functions into the CMO system, fostering collaboration and shared accountability for results of operations. The Company implemented scientific processes and robust mechanisms to align business processes and break business barriers. Through technological empowerment, the Company optimized and improved business tools, enabling cross-department collaboration and ensuring the use of scientific tools. The human resources department reorganized its structure into a three-pillar model. The adjustment, streamlining and decentralization of functions in relevant departments, along with the integration and adjustment among provincial segments, further facilitated business operations.

6.	Smart logistics

In 2022, the total value of the Company’s logistics operations amounted to RMB55.73 billion. The distribution scope of the logistics centers covers 29 provinces and municipalities in China, with a total logistics operation area of 850,000 square meters and over 5,100 employees (including approximately 2,521 in-house employees). The logistics centers are classified according to the temperature zone, including a total of 21 normal temperature distribution centers, 11 constant temperature distribution centers (mainly for fruits and vegetables, frozen and refrigerated goods and dry food), and 1 production warehouse; serving customer stores, home delivery warehouses, online stores, processing of standard products, etc. With the construction concept of integrating processing logistics, trunk logistics and urban distribution logistics, the Company provided end- to-end supply chain services such as source direct sourcing, direct delivery from the factory and customized packaging, to improve the overall efficiency of the supply chain, empower science and technology, and speed up the construction of digital and automated logistics.

7.	Social responsibilities

1)	Food safety

The Company actively fulfilled its corporate social responsibilities by strictly adhering to the “four most stringent” requirements for food safety and continuously iterating end-to-end food safety quality control system through its in- house developed “Food Safety Cloud Network” system, to provide consumers with safe, healthy and cost-effective food. The Company perfected its food safety system and management standards and revised 22 food safety regulations to further improve the food safety management mechanism.

The Company strengthened food safety responsibilities and duties at all levels and positions, and organized key officers and major management personnel to sign the Food Safety Responsibility Statement online. The Company launched specialized food safety training courses, with over 1.6 million online participants and over 388,000 offline participants, enhancing professional knowledge and capabilities in preventing food safety risks. By implementing a multi-level risk assessment mechanism combining “self-inspection and self-checking” with “unannounced inspection”, the Company conducted 4,259 store inspections throughout the year, proactively eliminating food safety hazards. The Company also promoted initiatives such as the “Holiday Food Safety Special Campaign”, “3.15 Food Safety Special Campaign”, “Summer and Autumn Food Safety Special Campaign”, and “Ready-to-Eat Fresh Fruits and Vegetables Special Campaign” to continuously update food safety operating procedures and improve product quality and safety.

As part of its corporate social responsibilities, the Company created food safety demonstration brands. Stores in Fuzhou, Chengdu, Chongqing, Changsha, and Xi’an cooperated with regulatory authorities to actively participate in the creation of “Food Safety Demonstration Cities”. Additionally, 57 stores in 10 provinces and municipalities, including Chongqing, Shaanxi, and Hebei, were recognized as “Safe Meat and Vegetable Demonstration Supermarket”. The Company partnered with regulatory authorities to build traceability platforms and its “Food Safety Could Network” achieved data sharing with 12 government traceability platforms, including the “Fujian Province One Product, One Code Traceability Platform”.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2)	Supply guarantee

In 2022, as a leading domestic retail enterprise, the Company activated its emergency supply and price stabilization plan in response to exceptional circumstances, contributing to ensuring stable supply and prices.

Over the past three years, the Company’s supply chain has fully leveraged the advantages of long-radius and short-radius collaborative procurement to ensure the supply of daily necessities for the public. At the same time, the Company has also intensified routine disinfection efforts to ensure the safety and health of its employees and customers. In April 2022, nearly a thousand core employees of the Company were dispatched from across the country to support Shanghai. In its warehouse in Yuepu, Baoshan, the Company established a central factory for providing essential supplies, producing meal packages and arranging vehicles to assist the government to ensure the supply of daily necessities to the public.

8.	Yunjin business

As of the end of the Reporting Period, the total assets of the Company’s Yunjin business amounted to RMB1.836 billion, and the number of registered customers reached 5.50 million. The revenue amounted to RMB149 million, representing a year-on-year decrease of 63.5%, and the net profit reached RMB18 million. Considering the impact of the economic environment and long-term growth, the Company took the initiative to reduce the scale of its financial segment to ensure its orderly development.

II.	The Situation of the Industry in which the Company Operated during the Reporting Period

According to the National Bureau of Statistics of China, in 2022, the total retail sales of consumer goods was 43,973.3 billion, representing a decrease of 0.2% over the previous year. Among them, the retail sales of consumer goods excluding automobiles amounted to RMB39,396.1 billion, representing a decrease of 0.4%. The retail sales of supermarkets, convenience stores, specialty stores and exclusive shops above the limit increased by 3.0%, 3.7%, 3.5% and 0.2% respectively over the previous year, while that of department stores decreased by 9.3%.

In 2022, the national online retail sales amounted to RMB13,785.3 billion, representing an increase of 4.0% over the previous year. Among them, the online retail sales of physical goods amounted to RMB11,964.2 billion, representing an increase of 6.2%, accounting for 27.2% of the total retail sales of consumer goods. Among the online retail sales of physical goods, the sales of food, clothing and household goods increased by 16.1%, 3.5% and 5.7%, respectively.

III.	Business Engaged in by the Company during the Reporting Period

Yonghui Superstores is one of the top 500 enterprises in China and a leading enterprise of “circulation” and “agricultural industrialization” at the national level. Yonghui Superstores is one of the first circulation enterprises to introduce fresh agricultural products into modern supermarkets in mainland China, and has been praised by seven ministries and commissions as a model for the promotion of “Wet Market Transforming into Food Supermarket” in China. Through connecting agricultural produce with supermarkets, it has been recognized by the people for its fresh and affordable commodities, and is known as “A Supermarket for People’s Livelihood”. Since its inception, Yonghui Superstores has been developing with high quality. At present, Yonghui Superstores has developed more than 1,000 supermarket chains nationwide, covering 585 cities in 29 provinces, with an operating area of more than 8 million square meters, ranking second among the top 100 supermarkets in China in 2021.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

IV.	Analysis of Core Competitiveness during the Reporting Period

√	Applicable	☐	Not applicable

The Company has taken the initiative to implement digital strategic transformation, insisting on building a digital supply chain driven by middle-classification governance, serving the whole chain commodity system based on fresh food, building a food supply chain platform with the YHDOS smart mid-end platform, and adhering to the concept of “Becoming Perfect through Integration and Sharing” (融合共享, 成於至善) to build a service-oriented enterprise for the people’s livelihood.

V.	Main Operations during the Reporting Period

As of the end of the Reporting Period, the Company achieved an operating income of RMB90.091 billion, representing a year-on-year decrease of 1.07%, and the consolidated net profit attributable to shareholders of the listed company was RMB-2.763 billion.

(I)	Analysis of principal businesses

1.	Analysis of changes in relevant items in the income statement and cash flow statement

		Unit: Yuan Currency: RMB

Item	Amount for the current period	Amount for the same period of last year	Change
			(%)
Operating income	90,090,819,396.14	91,061,894,312.13	-1.07
Operating cost	72,360,590,128.08	74,027,212,258.30	-2.25
Selling expenses	15,849,737,690.89	16,629,508,068.60	-4.69
Administrative expenses	2,046,416,100.93	2,155,455,991.88	-5.06
Finance cost	1,538,197,292.52	1,551,693,676.48	-0.87
Research and development expenses	481,898,435.04	428,107,468.21	12.56
Net cash flows from operating activities	5,864,080,337.22	5,826,920,929.25	0.64
Net cash flows from investment activities	-87,409,382.17	-915,087,930.10	N/A
Net cash flows from financing activities	-6,982,014,871.77	-6,855,907,963.31	N/A

Reasons for the change in net cash flows from investment activities: the decrease in cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets during the period.

Particulars of material changes in the Company’s business type, profit composition or profit sources during the period

☐	Applicable	√	Not applicable

2.	Income and cost analysis

√	Applicable	☐	Not applicable

Due to changes in the domestic and international socio-economic environment, shifts in residents’ consumption habits and constrained spending power, the Company’s revenue declined by 1.07% year-on-year in 2022. Although the gross profit margin increased by 0.97% compared to the previous year, it has not yet returned to its normal level.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(1).	Principal businesses by sector, product, region and sales model

	Unit: 0’000 Yuan Currency: RMB

	Principal businesses by sector
By sector	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail industry	8,412,812.71	7,206,572.07	14.34	-0.98	-2.07	Increased by 0.96 percentage points
Service industry	596,269.23	29,486.94	95.05	-2.32	-32.67	Increased by 2.22 percentage points

	Principal businesses by product
By product	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Fresh and processed products	3,990,046.38	3,493,132.54	12.45	-2.27	-3.47	Increased by 1.09 percentage points
Food supplies (including clothing)	4,422,766.33	3,713,439.53	16.04	0.22	-0.72	Increased by 0.79 percentage points

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southeast China	1,404,936.12	1,239,374.63	11.78	-4.16	-5.45	Increased by 1.20 percentage points
North China	922,258.58	776,127.79	15.84	2.46	-0.05	Increased by 2.11 percentage points
East China	1,936,998.17	1,633,187.44	15.68	0.57	-1.31	Increased by 1.60 percentage points
West China	1,760,697.99	1,521,104.80	13.61	-0.77	-0.71	Decreased by 0.05 percentage points

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southwest China	1,308,842.03	1,110,614.29	15.15	0.97	0.83	Increased by 0.12 percentage points
South China	396,902.97	334,556.63	15.71	-6.61	-7.91	Increased by 1.19 percentage points
Central China	682,176.85	591,606.49	13.28	-3.66	-4.58	Increased by 0.84 percentage points

	Principal businesses by sales model
Sales model	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail	8,412,812.71	7,206,572.07	14.34	-0.98	-2.07	Increased by 0.96 percentage points
Others	596,269.23	29,486.94	95.05	-2.32	-32.67	Increased by 2.22 percentage points

Description of the main business by industry, product, geographical region and sales model

The geographical regional distribution is as follows:

Southeast China: Fujian, Jiangxi

North China: Beijing, Tianjin, Hebei (upper half), Liaoning, Jilin, Heilongjiang, Inner Mongolia

East China: Jiangsu, Zhejiang, Shanghai, Anhui

West China: Chongqing, Guizhou, Yunnan, Hubei, Hunan

Southwest China: Sichuan, Xizang, Shaanxi, Gansu, Qinghai, Ningxia

South China: Guangdong, Guangxi

Central China: Shanxi, Hebei (lower half), Shandong, Henan

(2).	Analysis statement of production and sales

☐	Applicable	√	Not applicable

(3).	Performance of material procurement contracts and material sales contracts

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(4).	Cost analysis statement

					Unit: 0’000 Yuan

	By sector
By sector	Cost components	Amount for the current period	Percentage of the total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Retail industry		7,206,572.07	99.59	7,358,928.29	99.41	-2.07%
Service industry		29,486.94	0.41	43,792.93	0.59	-32.67%

	By product
By product	Cost components	Amount for the current period	Percentage of the total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Fresh and processed products		3,493,132.55	48.27	3,618,652.17	48.88	-3.47%
Food supplies and clothing		3,713,439.52	51.32	3,740,276.12	50.53	-0.72%

(5).	Changes in the scope of consolidation as a result of changes in equity interests in major subsidiaries during the Reporting Period

☐	Applicable	√	Not applicable

(6).	Significant change in or adjustment of the businesses, products or services of the Company during the Reporting Period

☐	Applicable	√	Not applicable

(7).	Major customers and suppliers

A.	Major customers of the Company

√	Applicable	☐	Not applicable

The sales of the top five customers amounted to RMB634.1299 million, accounting for 0.70% of the total annual sales; among the sales of the top five customers, the sales of related parties amounted to RMB205.2762 million, accounting for 0.23% of the total annual sales.

The proportion of sales to an individual customer exceeded 50% of the total amount, new customers among the top five customers or heavy dependence on a few customers during the Reporting Period

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

B.	Major suppliers of the Company

√	Applicable	☐	Not applicable

The purchase from the top five suppliers amounted to RMB7,279.7657 million, accounting for 10.15% of the total annual purchase; among the purchase amount of the top five suppliers, the purchase amount from related parties amounted to RMB3,132.9691 million, accounting for 4.37% of the total annual purchase.

The proportion of purchases from an individual supplier exceeded 50% of the total amount, new suppliers among the top five suppliers or heavy dependence on a few suppliers during the Reporting Period

☐	Applicable	√	Not applicable

3.	Expenses

√	Applicable	☐	Not applicable

Please refer to VII. Notes to the Consolidated Financial Statements under Section X Financial Report of this report.

4.	Research and Development (R&D) Investment

(1).	Statement of R&D investment

√	Applicable	☐	Not applicable

Unit: Yuan

Expensed R&D investment for the current period	481,898,435.04
Capitalized R&D investment in the current period	17,353,556.52
Total R&D investment	499,251,991.56
Total R&D investment as a percentage of operating income (%)	0.55
Capitalized R&D investment as a percentage of total R&D investment (%)	3.48

(2).	Statement of R&D employees

√	Applicable	☐	Not applicable

Number of R&D employees in the Company	863
R&D employees as a percentage of total employees of the Company (%)	0.794

Educational background structure of R&D employees
Education level	Number
Doctoral degree	3
Master’s degree	109
Bachelor’s degree	630
Associate degree	114
High school and below	7

Age structure of R&D employees
Age group	Number
Under 30 years old (30 years old exclusive)	300
30-40 years old (30 years old inclusive, 40 years old exclusive)	522
40-50 years old (40 years old inclusive, 50 years old exclusive)	40
50-60 years old (50 years old inclusive, 60 years old exclusive)	1
60 years old and above	0

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(3).	Explanation

☐	Applicable	√	Not applicable

(4).	Reasons of major changes in the composition of R&D employees and its impact on the Company’s future development

☐	Applicable	√	Not applicable

5.	Cash flow

√	Applicable	☐	Not applicable

			Currency: RMB Unit: Yuan

Item	Amount for the current period	Amount for the corresponding period of last year	Change	Explanations
			(%)
Tax refunds received	264,494,708.10		N/A	Value-added tax credits received during the year
Other cash received from operating activities	1,386,207,956.81	3,020,586,574.65	-54.11	The change is due to the Company taking the initiative to reduce the its loan scale
Cash received from the disposal of investments	1,218,210,833.38	681,186,560.54	78.84	Mainly due to the increase in cash received from the disposal of equity interests in Arawana and Zhongbai during the year
Cash received from investment income	29,998,400.00	57,672,406.30	-47.98	Decrease in cash dividends received from associates during the year
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets	9,776,709.58	6,648,320.55	47.06	Increase in the disposal of idle assets during the year
Net cash received from the disposal of subsidiaries and other operating units	221,073.29		N/A	Disposal of Xiamen Yunchuang, a subsidiary, during the year
Cash paid for the acquisition of fixed assets, intangible assets and other long-term assets	1,203,678,434.13	2,010,217,133.88	-40.12	Decrease in cash paid for long-term assets during the year
Cash paid for investments		159,799,999.46	-100.00	Mainly due to investments in Yuanxin and Shengxing last year, while no foreign investment during the year
Cash received from the absorption of investments		50,450,000.00	-100.00	Mainly due to investments received from minority shareholders of Yunchuang last year, while no such matter during the year
Other cash received related to fund-raising activities	54,280,019.15	39,947,401.43	35.88	Increase in finance lease rentals received
Effect of exchange rate changes on cash and cash equivalents	4,690,719.29	-242,700.09	N/A	Changes in exchange rates during the year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(II)	Significant changes to the profit resulting from non-principal business

√	Applicable	☐	Not applicable

Matters that the Company’s non-principal business has a greater impact on the profits:

The value of financial assets held by the Company at the end of the Reporting Period decreased by RMB509 million as compared with the beginning of the year, and investment losses arising from the disposal of financial assets during the Reporting Period amounted to RMB115 million;

The provision for impairment losses of RMB197 million was made for long-term equity investments;

(III)	Analysis of assets and liabilities

√	Applicable	☐	Not applicable

1.	Assets and Liabilities

						Unit: Yuan

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Loans and advances (short-term)	818,071,041.50	1.32	568,806,255.36	0.80	43.82	Increase in short-term loans issued during the year
Financial assets held for trading	890,826,719.10	1.43	1,560,917,920.71	2.19	-42.93	Decrease in fair value of financial assets held for trading during the year and sales of certain financial assets held for trading
Factoring receivable	639,126,680.56	1.03	1,411,455,365.03	1.98	-54.72	Recovery of factoring receivables during the year
Loans and advances	76,991,144.35	0.12	245,810,924.79	0.34	-68.68	Decrease in long-term loans issued during the year
Long-term receivables	264,650,510.99	0.43	73,044,056.84	0.10	262.32	Due to new finance lease receivables during the year
Short-term borrowings	6,528,480,368.69	10.51	10,947,557,472.21	15.35	-40.37	Repayment of short-term borrowings during the year
Bills payable			33,000,000.00	0.05	N/A	Notes payable at the beginning of the year due for acceptance
Other payables	1,899,603,590.71	3.06	2,761,266,270.83	3.87	-31.21	Decrease in payables for equipment work and investments during the year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)		(%)
Dividends payable			12,000,000.00	0.02	N/A	Dividends payable to minority shareholders at the end of the last year, no such matter at the end of the current year
Long-term borrowings	2,070,085,001.67	3.33	1,021,069,722.22	1.43	102.74	The Company converted part of its short-term borrowings to long- term borrowings during the year
Estimated liabilities	7,383,565.56	0.01	3,628,259.35	0.01	103.5	Increase in estimated liabilities arising from litigation or arbitration pending during the year
Treasury shares	263,483,654.25	0.42				Shares repurchased during the year
Other comprehensive income	440,260.72	0.00	1,494,334.19	0.00	-70.54	Effect of changes in other comprehensive income of One Bank during the year
Retained earnings	-6,751,820,069.61	-10.86	-3,797,684,715.49	-5.33	N/A	Operating loss for the year
Minority interests	191,328,573.37	0.31	418,606,199.35	0.59	-54.29	Operating loss for the year

2.	Overseas assets

√	Applicable	☐	Not applicable

(1)	Asset size

Including: overseas assets of RMB287 million, accounting for 0.46% of total assets.

(2)	Description of the relatively high proportion of overseas assets

☐	Applicable	√	Not applicable

3.	Restriction on material assets as of the end of the Reporting Period

√	Applicable	☐	Not applicable

Please refer to VII. 83 in Section X Financial Report of this report

4.	Other explanations

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(IV)	Analysis of the industry operational information

√	Applicable	☐	Not applicable

As follows:

Analysis of operational information of retail industry

Distribution of stores opened at the end of the Reporting Period

√	Applicable	☐	Not applicable

Region	Operation mode	Self-owned stores		Leased stores
		Number of stores	GFA	Number of stores	GFA
			(0’000 m2)		(0’000 m2)
Anhui	Supermarket			69	63.38
Beijing	Supermarket			47	41.93
Fujian	Supermarket	4	4.15	135	104.49
Gansu	Supermarket			3	1.89
Guangdong	Supermarket			62	32.32
Guangxi	Supermarket			8	4.74
Guizhou	Supermarket			41	35.45
Hebei	Supermarket	1	2.65	43	34.84
Henan	Supermarket			46	38.97
Heilongjiang	Supermarket			8	7.87
Hubei	Supermarket			16	11.74
Hunan	Supermarket			7	4.28
Jilin	Supermarket			6	5.83
Jiangsu	Supermarket			64	54.71
Jiangxi	Supermarket			13	8.72
Liaoning	Supermarket			8	6.47
Inner Mongolia	Supermarket			3	2.49
Ningxia	Supermarket			2	1.13
Qinghai	Supermarket			1	0.60
Shandong	Supermarket			4	2.12
Shanxi	Supermarket			16	12.94
Shaanxi	Supermarket			35	25.09
Shanghai	Supermarket			40	26.31
Sichuan	Supermarket	1	0.42	113	94.78
Tianjin	Supermarket			8	7.74
Xizang	Supermarket			3	2.06
Yunnan	Supermarket			5	3.35
Zhejiang	Supermarket			72	54.52
Chongqing	Supermarket	4	3.83	145	103.84
Total		10	11.04	1,023	794.59

Table of newly opened stores and reserved stores during the Reporting Period

	(Unit of area: m2)

Item	Subtotal of opened stores	Net increase in stores opened in the current period	Stores contracted but not opened stores
Number of stores in Anhui	69	0	9
Area of stores in Anhui	633,755.60	0	66,494.31
Number of stores in Beijing	47	2	3
Area of stores in Beijing	419,302.88	6,572.96	14,648.4
Number of stores in Fujian	139	5	8
Area of stores in Fujian	1,086,360.27	32,226.72	79,816.3
Number of stores in Gansu	3	0	1

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Subtotal of opened stores	Net increase in stores opened in the current period	Stores contracted but not opened stores
Area of stores in Gansu	18,871.90	0	8,086
Number of stores in Guangdong	62	2	2
Area of stores in Guangdong	323,229.04	9,104.4	9,363.37
Number of stores in Guangxi	8	2	0
Area of stores in Guangxi	47,366.34	11,505.43	0
Number of stores in Guizhou	41	1	11
Area of stores in Guizhou	354,508.87	7,052.80	90,342.67
Number of stores in Hebei	44	1	7
Area of stores in Hebei	374,832.76	8,414.19	68,358.94
Number of stores in Henan	46	4	7
Area of stores in Henan	389,690.99	27,424.75	59,480.73
Number of stores in Heilongjiang	8	0	0
Area of stores in Heilongjiang	78,721.61	0	0
Number of stores in Hubei	16	0	5
Area of stores in Hubei	117,361.51	0	23,984.24
Number of stores in Hunan	7	0	0
Area of stores in Hunan	42,771.07	0	0
Number of stores in Jilin	6	0	0
Area of stores in Jilin	58,323.42	0	0
Number of stores in Jiangsu	64	0	2
Area of stores in Jiangsu	547,084.11	0	12,352.70
Number of stores in Jiangxi	13	1	1
Area of stores in Jiangxi	87,209.61	4,818.86	7,500.00
Number of stores in Liaoning	8	2	0
Area of stores in Liaoning	64,740.76	10,499.91	0
Number of stores in Inner Mongolia	3	0	0
Area of stores in Inner Mongolia	24,913.57	0	0
Number of stores in Ningxia	2	0	0
Area of stores in Ningxia	11,345.95	0	0
Number of stores in Qinghai	1	0	0
Area of stores in Qinghai	6,018.58	0	0
Number of stores in Shandong	4	1	1
Area of stores in Shandong	21,220.64	4,299.93	5,591.55
Number of stores in Shanxi	16	0	3
Area of stores in Shanxi	129,390.06	0	18,552.00
Number of stores in Shaanxi	35	2	5
Area of stores in Shaanxi	250,883.74	11,428.18	43,588.02
Number of stores in Shanghai	40	2	1
Area of stores in Shanghai	263,077.18	8,826.08	11,582.82
Number of stores in Sichuan	114	6	24
Area of stores in Sichuan	952,015.57	46,294.27	184,602.91
Number of stores in Tianjin	8	0	1
Area of stores in Tianjin	77,396.25	0	5,812.60
Number of stores in Xizang	3	1	0
Area of stores in Xizang	20,648.68	4,281	0
Number of stores in Yunnan	5	0	6
Area of stores in Yunnan	33,466.82	0	42,006.50
Number of stores in Zhejiang	72	0	3
Area of stores in Zhejiang	545,205.17	0	22,404.09
Number of stores in Chongqing	149	4	11
Area of stores in Chongqing	1,076,652.66	21,850.04	77,413.65
Total number of stores	1,033	36	111
Total area of stores	8,056,365.61	214,599.52	851,981.8

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Newly opened stores of the Company in the fourth quarter of 2022

The Company opened four new stores in China in the fourth quarter of 2022, the particulars of which were as follows:

No.	Region	Name of project	Opening date	Lease term	Leased area	Address
				(years)	(m2)
1	Beijing	China Overseas Beijing Yinghai UniFun	2022-10-2	15	3,253.36	B124, B1/F, Building 1, Courtyard 2, Yingxu Alley, Yinghai Town, Beijing Economic- Technological Development Area (Daxing), Beijing
2	Chongqing	Liangping Times Square	2022-12-22	20	4,310	B1/F, Building 4, No. 8 Yingui Road, Shuanggui Subdistrict, Liangping District, Chongqing
3	Sichuan	Yibin Lingang Xintiandi	2022-12-22	20	8,342	No. 199 Longtoushan Road, Lingang Economic and Technological Development Zone, Yibin
4	Shanghai	Nanqiao Longfor Paradise Walk	2022-12-23	15	4,244.38	Longfor Fengxian Paradise Walk, No. 3800 Jinhai Highway, Minhang District, Shanghai

The Company signed a contract with one new store in the fourth quarter of 2022, the particulars of which were as follows:

No.	Region	Date of contract	Expected delivery date	Lease term	Leased area	Address
				(years)	(m2)
1	Hebei	2022-12-1	2023-10-1	15	9,452.94	Zhangjiakou, Hebei

Other Explanations

√	Applicable	☐	Not applicable

Information on the top 10 stores in terms of revenue

No.	Name of store	Area	Title of property	Address	Opening date
		(m2)
1	Shijingshan Lugu Store (石景山區魯穀店)	18,322.00	Leased property	East of Lugu Subdistrict, Shijingshan District, Beijing	2009.06.26
2	Yubei Shuanglong Store (渝北區雙龍店)	6,308.00	Leased property	No. 218 Shuanglong Avenue, Yubei District, Chongqing	2008.01.03
3	Chengdu Wenjiang Guanghua Avenue Store (成都市 江光華 大道店)	22,078.06	Leased property	Intersection of Section 3 of Guanghua Avenue and Yongxing Road, Wenjiang District, Chengdu, Sichuan	2012.04.26
4	Tongzhou Wanda Plaza Store (通州區通州萬達 店)	12,639.82	Leased property	Wanda Plaza, Beiyuan Business District, Yongshun Town, Tongzhou District, Beijing	2014.11.29
5	Daxing Jiugong Store (大興區舊宮店)	25,303.73	Leased property	No. 39 Xiaohongmen Road, Jiugong Town, Daxing District, Beijing	2010.02.05

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Name of store	Area	Title of property	Address	Opening date
		(m2)
6	Fuzhou Olympic Sports Center Plaza Store (福 州市奧體中心廣場店)	13,520.00	Leased property	Fuzhou Straits Olympic Sports Center Commercial Plaza, Fuwan Doumen, Cangshan District, Fuzhou, Fujian	2015.09.26
7	Chaoyang Longfor Changying Paradise Walk Store (朝陽區龍 湖 楹天街店)	12,816.80	Leased property	Opposite to Phase IV of Wanxiang Xintian, Chaoyang North Road (Intersection of Guanzhuang Road), Chaoyang District, Beijing	2014.12.20
8	Guiyang Jinyuan Shopping Center Store (貴陽市金源購物中心 店)	16,216.00	Leased property	No. 6 Jinyang South Road, Jinyang New District, Guiyang, Guizhou	2010.10.23
9	Guizhou Longli Mingmen Times Square Store (貴州龍 裡名門時代廣場店)	5,390.00	Leased property	Intersection of Zheng Main Street and Shengli Street, Longli County, Qiannan Prefecture, Guizhou	2018.01.29
10	Tongzhou Banbidian Store (通州區半壁店)	11,529.00	Leased property	Eastern Section of Yile South Street, Banbidian, Liyuan Town, Tongzhou District, Beijing	2013.05.31

(V)	Analysis of investments

General analysis of external equity investment

√	Applicable	☐	Not applicable

During the Reporting Period, the Company focused on its principal businesses and reduced the external investments.

1.	Major equity investment

☐	Applicable	√	Not applicable

2.	Major non-equity investment

☐	Applicable	√	Not applicable

Financial assets measured at fair value

√	Applicable	☐	Not applicable

						Unit: Yuan Currency: RMB

Categories of assets	Opening balance	Gains or losses from changes in fair value for the period	Accumulated changes in fair value included in equity	Impairment provision made for the period	Amount purchased for the period	Amount disposed of/ redeemed for the period	Other changes	Closing balance
Stocks	487,156,170.27	-69,593,738.61	218,612,589.36			372,382,644.93	-45,179,786.73
Others	5,173,761,750.44	-525,086,428.83	136,205,943.73		2,450,000,000.00	1,942,083,905.78	-347,764,696.73	4,808,826,719.10
Total	5,660,917,920.71	-594,680,167.44	354,818,533.09		2,450,000,000.00	2,314,466,550.71	-392,944,483.46	4,808,826,719.10

Note:	Other changes primarily represent investment gains generated upon the disposal of assets

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Investment in securities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Type of securities	Securities code	Abbreviation of securities	Initial investment cost	Source of funds	Opening carrying amount	Gains or losses from changes in fair value for the period	Accumulated changes in fair value included in equity	Amount purchased for the period	Amount disposed of for the period	Gains or losses from investment for the period	Closing carrying amount	Accounting items
Stock	SZ000999	Arawana	198,949,842.30	Self-owned funds	487,156,170.27	-69,593,738.61	218,612,589.36		372,382,644.93	-45,179,786.73		Held-for-trading financial assets
Total	/	/	198,949,842.30	/	487,156,170.27	-69,593,738.61	218,612,589.36		372,382,644.93	-45,179,786.73		/

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Investment in private equity funds

☐	Applicable	√	Not applicable

Investment in derivatives

☐	Applicable	√	Not applicable

4.	The specific progress of material asset restructuring during the reporting period

☐	Applicable	√	Not applicable

(VI)	Material asset and equity disposal

√	Applicable	☐	Not applicable

During the reporting period, the Company disposed of 135,693,739 shares of Zhongbai Holding Group Co., Ltd. via the trading platform of Shenzhen Stock Exchange, and recorded a decrease in investment gains of RMB25,077,100 for the year in the transaction, with a total investment loss of RMB387 million.

(VII)	Analysis of major subsidiaries and investee companies

√	Applicable	☐	Not applicable

Unit: 0’000 Yuan Currency: RMB

Company abbreviation	Industry	Registered capital	Total assets	Net assets	Net profit	Operating income	Operating profit
Fujian Yuntong	Logistics distribution industry	10,000.00	220,829.99	29,425.01	18,427.74	1,160,510.29	18,240.47
Yonghui Logistics	Logistics distribution industry	10,000.00	68,042.19	27,144.66	10,941.75	860,875.08	9,860.04
Chengdu Commercial	Logistics distribution industry	13,000.00	138,020.24	27,109.19	6,493.35	767,105.07	6,942.33
Minhou Commerce	Logistics distribution industry	5,000.00	53,234.48	11,504.11	-602.24	381,720.82	-1,815.01
Beijing Commercial	Logistics distribution industry	11,241.86	83,350.56	15,491.31	-57.78	131,438.25	-982.60

(VIII)	Structured entities controlled by the Company

☐	Applicable	√	Not applicable

VI.	Discussion and Analysis of the Company’s Future Development

(I)	Industry landscape and trends

√	Applicable	☐	Not applicable

In 2022, the competitive landscape of the retail industry remained tough, with steady growth in online business and a certain impact on foot traffic in offline supermarkets. As a leading chain enterprise, Yonghui Superstores actively sought digital transformation by independently developing YHDOS system, which was fully launched and promoted in December 2022, marking a critical step towards enhanced organizational efficiency and product strength.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(II)	Development strategy of the Company

√	Applicable	☐	Not applicable

In 2023, the Company will continue to focus on its principal business. It will spare no efforts to solidify a customer-centric, fresh-food-oriented omni-channel digital retail platform, enhance the digitization and transparency of its supply chain and leverage technology to improve the operational quality of each store, with an expectation to turn a profit for the year.

The Company strives to become a “hexagonal warrior”, dedicated to the principles of people’s livelihoods, win-win cooperation with suppliers, ensuring product quality, enhancing service quality, improving organizational efficiency and building an integrated online and offline omni-channel. Undaunted by challenges and embracing changes, the Company aims to comprehensively improve its operational and service quality through years of accumulated experience with forward-thinking mindset and rigorous management practices.

(III)	Business plan

√	Applicable	☐	Not applicable

The Company will promote the digitization of the product supply chain and build a transparent supply chain. It will leverage its technology and data capacities to formulate management rules of product categories, define development goals and positioning of product categories, and optimize product categories by retaining the best and phasing out the underperforming ones, to continuously improve supply chain development.

The Company will open high-quality stores and close and phase out underperforming ones, to achieve store iteration and optimization. It will create benchmark stores that are well-regarded by consumers and have market influence in the new era.

The Company will continuously enhance user experience, drive the in-depth and broad development of its self-operated platform, Yonghui Life, explore potential customers, accelerate the transformation of the “Yonghui Life” in respect of warehouses, and strengthen the development of digital product management capabilities.

(IV)	Potential risks

√	Applicable	☐	Not applicable

There are uncertainties in economic environment, enterprise procurement, labor costs, customers’ consumption habits, etc.

The Company is firmly committed to the essence of retail, with focus on a retail system to be built around product quality, service, and efficiency, while using digital systems to enhance its omni-channel capabilities.

(V)	Others

☐	Applicable	√	Not applicable

VII.	The Company’s Failure to Disclose as Required by the Standards Due to Non-Application of the Provisions of the Standards or for Special Reasons Such as State Secrets and Trade Secrets and the Description of Reason Therefor

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

3.	For the year ended December 31, 2023

SECTION 3 MANAGEMENT DISCUSSION AND ANALYSIS

I.	Discussion and Analysis of Operations

1.	Stores in various provinces and municipalities:

During the Reporting Period, the Company opened 12 new stores, closed 45 stores, and newly contracted 10 stores. As of December 31, 2023, the Company operated a total of 1,000 supermarkets in 29 provinces and municipalities in China.

In 2023, the domestic market gradually recovered, and the retail industry was highly competitive. By closing some underperforming stores, promoting omni-channel digitalization, enhancing operational efficiency of stores, optimizing stores and other measures, the Company continued to transform and upgrade, reduce costs and enhance efficiency to respond to severe market challenges.

2.	Strategic transformation of omni-channel business

During the Reporting Period, the Company’s online business recorded revenue of RMB16.1 billion in 2023, accounting for 20.5% of the total revenue, of which the gross profit margin of commodities increased by 0.9% year-on-year, mainly attributed to the improvement of the commodity structure and the optimization of commodity costs.

The self-operated home delivery business under “Yonghui Life (永輝生活)” has covered 920 stores, achieving sales of RMB8.38 billion, with an average daily order volume of 307,000 orders and an average monthly repurchase rate of 50%. During the Reporting Period, the home delivery business operated on the third-party platforms has covered 910 stores, achieving sales of RMB7.7 billion, with an increase of 8.15% year-on-year and an average daily order volume of 208,000 orders. In particular, the number of registered members of the self-operated platform, “Yonghui Life” APP, has surpassed 115 million, with a year-on-year growth of 13.86%.

In terms of channel operation, the Company persisted in strengthening cooperation with third-party platforms to expand its business scale by focusing on enhancing three core indicators of “traffic, conversion and frequency”. In addition to consolidating the original channels, the Company also actively explored new channels, and in the second half of the year, the number of followers of its “Douyin Group Purchase to Store (抖音團購到店)” increased by 200,000, and attracted approximately 2 million users to shopping in store, continuously ranking TOP 1 in terms of group purchases in the supermarket industry; “Douyin One-hour Delivery (抖音⼩時達)” launched daily broadcasts in November, with viewers at a peak of over 10,000, continuously ranking TOP 1 in November and December in terms of sales in the supermarket industry.

3.	Digital development

In 2023, Yonghui Technology adhered to the principle of “focusing on customers’ experience”, and comprehensively applied digital and intelligent technology to promote organizational process change and business innovation based on the omni-channel, full-chain, efficient and accessible digital platform. The infrastructure construction such as store digitalization and supply chain digitalization has been basically completed.

Digital supply chain: It promoted the digitalization of supplier management and enhanced the efficiency of collaboration between suppliers and retailers through multiple digital means such as supplier hierarchical management, risk control, and performance improvement. With commodity power as the core, it improved the inbound and outbound efficiency and price competitiveness of commodities by promoting and applying tools of intelligent product selection, intelligent obsolescence and replacement, intelligent clearance, and intelligent pricing, with the efficiency of new product introduction increased by 50% year-on-year. Through the digitization of orders, it handled all the store and warehouse orders, logistics orders and suppliers’ orders online, with the labor efficiency of fresh orders in the provinces where the digitization of orders has been promoted increased by 20% year-on-year.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Digital stores: It realized the task-based, process-based and automatic operation of stores nationwide, promoted the implementation of the piece-rate pay system in the core scenarios, and comprehensively enhanced the efficiency of business operations, with the store-wide inventory accuracy rate overpassing 93%; the store and warehouse display was successfully applied to stores in core cities, with the order picking efficiency increasing by 20% on average. Through the implementation of digital employment, intelligent work scheduling, and flexible personnel allocation, it optimized the labor structure of stores, with the average labor cost of the whole warehouse decreasing by 9.3% year-on-year. It also promoted the environmental action plan to advocate paperless receipts and saving paper.

Digital retail platform: It strengthened user-end capabilities and enhanced the APP experience, promoted the full-chain digitalization of membership operations by virtue of the development of offline, third-party and other channels, deepened the perception of the rights and interests of omni-channel members, continuously improved the penetration rate of digital membership, and updated the APP version to be accessible to the elderly population.

4.	Supply chain development

In 2023, for the supply chain, the Company, with a focus on the medium and long-term development goals, steadily advanced the transformation by restoring direct procurement, transforming the business model, enhancing the centralized procurement capabilities, and matching the three-dimensional output of commodities to the needs of multi-channel and multi-format users. The Company built 3 production warehouses, and promoted the division and fine management of responsibilities during the procurement process; used digital tools to improve operational efficiency, reduce costs and increase efficiency, and facilitated the construction of a transparent and open supply chain.

During the Reporting Period, the sales of products under the Company’s own brands amounted to RMB3.54 billion, accounting for 5% of the operating revenue, representing an increase of 8.26% year-on-year. Focusing on building standard fresh products and Yonghui Farm’s branded products, the sales of fresh products under the Company’s own brands increased by 41.3% year-on-year. The Company has been expanding the supply chain, cooperated with 101 source manufacturers, and established 19 self-owned planting/breeding bases, such as a rice planting base in the Great Northern Wilderness, Gurun small glutinous corn/thumb corn planting base, etc.; set up 27 direct sourcing projects, such as the melon project, beef and mutton roll project, etc. At the same time, the Company coordinated the operation and procurement of the platform to jointly purchase Gannan navel orange and cooperated with the import department to jointly purchase coconut green, etc.

In order to seek differentiated products and meet the needs of customers for a healthy life, the Company successively developed packaged corn products such as thumb corns and colorful corns, setting foot in a new business field. At the same time, it introduced lotus seed juice, Shan Cha Gan Gan Hao ( 山茶柑柑好) and other healthy drinks, and silver wire rolls and other intangible cultural heritage products to meet the needs of different customers.

5.	Human resources and organization development

During the Reporting Period, the Company made concerted efforts on structure optimization, talent development, organizational activation and corporate culture. The organizational performance has been improved through business process optimization and barrier breaking, organizational restructuring and post setting. The Company has improved the talent management mechanism by accumulating more than 120,000 talent resumes, selecting and cultivating young cadres to improve the ability of the cadre team. As such, the Company won the 2023 China Talent Management and Cultural Model Award (2023中國人才管理文化典範獎). The Company activated the organizational vitality of stores, designed incentive programs based on the business objectives of the Company and conducted the piece-rate system and three-point competition to motivate employees, and launched a pilot warehouse in the pilot area (Fuzhou). For furtherance of corporate culture, the Company clarified the behavior standards of “customer first” and eight words of corporate culture, to conduct a national skill competition and establish a display platform, thus promoting the inheritance of corporate culture and serving customers.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

6.	Smart logistics

In 2023, the total value of the Company’s logistics operations in China amounted to RMB51.63 billion. The distribution scope of the logistics centers covers 29 provinces and municipalities in China, with a total logistics operation area of 840,000 square meters and approximately 2,366 employees. The Company has 31 logistics centers, including 20 normal temperature distribution centers, 10 constant temperature distribution centers and 1 production warehouse. The Company has established a central warehouse linkage system to improve delivery efficiency, optimize inventory management and enhance logistics service functions. As the delivery scope has been expanded, the digital functions of logistics have been comprehensively improved and the module logistics and delivery mode has been optimized. Inventory management has been optimized as shown by logistics inventory turnover days down by 2.5 days year-on-year and inventory volume down by 83 million. Eight hub warehouses and other regional warehouses have been integrated as a linked grid distribution system, and the warehouse planning, inventory management and route management capabilities are developing with the assistance of big data and AI algorithms. Therefore, the distribution efficiency and logistics service functions have been improved for strengthening supply chain stability and reducing operational costs.

7.	Social responsibility

1)	Food safety

During the Reporting Period, the Company continuously worked on the food safety system, management standards and process operations, and revised 24 items of the food safety management system and processes of the Company.

The Company conducted annual audit of the “Store Food Safety Management System”, with 420 stores under audit at a pass rate of 99.5%.

The Company organized the culture propaganda activities themed by “Food Safety for All”, and 17,000 key management staff in the supply chain and stores have signed the 2024 Food Safety Responsibility Statement with publicity activities covering all employees.

The Company continued to iterate its capability to control the food safety risk management system in the supply chain to eliminate high-risk products at the source through risk monitoring, warning, control and review.

The Company continued to promote the implementation of the governance system for food safety risks and quality improvement at the source of the supply chain through various enhancement measures; in terms of food safety risks, by virtue of the cloud and big data system of food safety, the Company conducted a three-step management of “early warning identification, analysis and judgment, and control tracking” of food safety risks. At the source and factory level, the pre-event tracking of the risk control system has been refined, with the “trigger” mechanism under monitoring, the “control” measures under following-up, and the “improvement” quality under tracking; meanwhile, the Company strengthened food safety responsibilities and duties at all levels and positions, and organized key officers and major management personnel to sign the Food Safety Responsibility Letter online. The Company regularly launched training and publicity programs on food safety to enhance employees’ professional knowledge and capabilities in food safety risks through the “Food Safety Program for All Staff”. A multi-level risk assessment mechanism combining “self-inspection and self-checking” with “unannounced inspection” was implemented by the food safety department at the headquarters level to proactively eliminate food safety hazards. The Company also promoted initiatives such as the “Holiday Food Safety Special Campaign”, “3.15 Food Safety Special Campaign”, “Summer and Autumn Food Safety Special Campaign”, and “Fresh Food Lamps” to continuously update food safety operating procedures and improve product quality and safety.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2)	Supply guarantee

In 2023, the Company remained as the major force in supply guarantee and price stability. During the typhoon “Dusurui” (杜蘇芮), all 13,000 employees in Fujian Province participated in fighting against the typhoon to ensure supply and price stability. The Company coordinately dispatched livelihood materials and timely supplied to all stores in Fujian Province to meet the emergency needs of consumers. During the rainstorm brought by the typhoon “Haikui” (海葵) in Fujian Province, the Company immediately conducted a survey on the losses of stores in each region, and made arrangements for various aspects such as the categories of goods provided by the supply chain, logistics distribution, online operations, staff safety and store logistics. In addition, according to the real-time situation of the rainstorm, the Company actively made overall planning for the material allocation of stores and logistics, and reserved milk, instant noodles and other materials in advance to ensure 1.5 times of stock volume of daily necessities than that in ordinary days. The Company also ensured that necessary commodities and materials are available to stores and online storage warehouse in time with stable prices and supply of people’s livelihood.

II.	The Situation of the Industry in which the Company Operated during the Reporting Period

According to the data released by the National Bureau of Statistics, in 2023, the total retail sales of consumer goods was RMB47,149.5 billion, representing an increase of 7.2% over the previous year. Among them, the retail sales of consumer goods other than automobiles amounted to RMB42,288.1 billion, representing an increase of 7.3%. The retail sales of department stores, convenience stores, specialty stores and exclusive brand stores in retail units above designated size increased by 8.8%, 7.5%, 4.9% and 4.5%, respectively, over the previous year; the retail sales of superstores in retail units above designated size decreased by 0.4% over the previous year.

In 2023, the national online retail sales amounted to RMB15,426.4 billion, representing an increase of 11.0% over the previous year. Among them, the online retail sales of physical goods amounted to RMB13,017.4 billion, representing an increase of 8.4%, accounting for 27.6% of the total retail sales of consumer goods. Among the online retail sales of physical goods, the sales of food, clothing and household goods increased by 11.2%, 10.8% and 7.1%, respectively.

III.	Business Engaged in by the Company during the Reporting Period

At present, Yonghui Superstores has developed more than 1,000 supermarket chains nationwide, covering 29 provinces and municipalities and 530 cities, with an operating area of more than 7.75 million square meters, ranking second among the top 100 supermarkets in China in 2022 and the fourth among the top 100 chains in China in 2022.

IV.	Analysis of Core Competitiveness during the Reporting Period

√	Applicable	☐	Not applicable

The Company insists on building a platform-based enterprise of food supply chain based on smart middle office, adhering to the concept of “Becoming Perfect through Integration and Sharing” (融合共享, 成於至善), and building an entrepreneurship platform for the youth with Yonghui’s characteristic partnership system; and the Company adopts a store optimization strategy to introduce young and differentiated products, building a multi-level product structure, and meeting the needs of consumers in various regions and age groups.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

V.	Main Operations during the Reporting Period

As of the end of the Reporting Period, the Company achieved an operating income of RMB78.642 billion in 2023, representing a year-on-year decrease of 12.71%, and the net profit attributable to shareholders of the listed company was RMB-1.33 billion, representing a decrease of RMB1.43 billion in losses as compared to the corresponding period of last year.

(I)	Analysis of principal businesses

1.	Analysis of changes in relevant items in the income statement and cash flow statement

Unit: Yuan Currency: RMB

Item	Amount for the current period	Amount for the same period of last year	Change
			(%)
Operating income	78,642,171,577.01	90,090,819,396.14	-12.71
Operating cost	61,939,819,460.98	72,360,590,128.08	-14.40
Selling expenses	14,680,133,439.44	15,849,737,690.89	-7.38
Administrative expenses	1,887,145,956.28	2,046,416,100.93	-7.78
Finance cost	1,323,052,505.11	1,538,197,292.52	-13.99
Research and development expenses	318,267,251.93	481,898,435.04	-33.96
Net cash flows from operating activities	4,568,880,954.83	5,864,080,337.22	-22.09
Net cash flows from investment activities	256,485,337.24	-87,409,382.17	N/A
Net cash flows from financing activities	-6,571,946,948.65	-6,982,014,871.77	N/A

Reasons for the change in operating income: the decline in income is partly due to the Company’s continuous adjustments to its stores in recent years, actively closing stores that have sustained a loss. On the other hand, as the national economy continues to gradually recover in 2023, the physical retail industry as a whole is facing unprecedented challenges. With the decline in residents’ willingness and ability to consume, the income has also declined.

Reasons for the change in research and development expenses: the decrease in research and development investment of the Company during the year.

Reasons for the change in net cash flows from operating activities: the decrease in operating cash flow resulted from the decrease in income of the Company.

Reasons for the change in net cash flows from investment activities: the cash paid by the Company for the purchase of fixed assets, intangible assets and other long-term assets in the current year.

Reasons for the change in net cash flows from financing activities: the repayment of borrowings in the current year.

Particulars of material changes in the Company’s business type, profit composition or profit sources during the period

☐	Applicable	√	Not applicable

2.	Income and cost analysis

√	Applicable	☐	Not applicable

Due to changes in the domestic and international social and economic environment, shifts in residents’ consumption habits and constrained spending power, the Company’s revenue declined by 12.71% year-on-year in 2023. Although the gross profit margin increased by 1.56% compared to the previous year, it has not yet returned to its normal level.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(1).	Principal businesses by sector, product, geographical region and sales model

Unit: 0’000 Yuan Currency: RMB

	Principal businesses by sector
By sector	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail industry	7,370,998.99	6,167,964.50	16.32	-12.38	-14.41	Increased by 1.98 percentage points
Service industry	493,218.17	26,017.45	94.72	-17.28	-11.77	Decreased by 0.33 percentage points

	Principal businesses by product
By product	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Fresh products and processing	3,306,423.85	2,871,253.87	13.16	-17.13	-17.80	Increased by 0.71 percentage points
Food supplies (including clothing)	4,064,575.14	3,296,710.63	18.89	-8.10	-11.22	Increased by 2.85 percentage points

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southeast China	1,267,524.40	1,086,892.54	14.25	-9.78	-12.30	Increased by 2.47 percentage points
North China	785,937.49	649,946.29	17.30	-14.78	-16.26	Increased by 1.46 percentage points
East China	1,721,393.13	1,438,204.51	16.45	-11.13	-11.94	Increased by 0.77 percentage points
West China	1,463,415.40	1,202,821.55	17.81	-16.88	-20.92	Increased by 4.20 percentage points

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southwest China	1,190,485.81	993,344.36	16.56	-9.04	-10.56	Increased by 1.41 percentage points
South China	342,592.15	287,912.28	15.96	-13.68	-13.94	Increased by 0.25 percentage points
Central China	599,650.61	508,842.97	15.14	-12.10	-13.99	Increased by 1.86 percentage points

	Principal businesses by sales model
Sales model	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail	7,370,998.99	6,167,964.50	16.32	-12.38	-14.41	Increased by 1.98 percentage points
Others	493,218.17	26,017.45	94.72	-17.28	-11.77	Decreased by 0.33 percentage points

Details of principal businesses by sector, product, geographical region and sales model

The geographical distribution is as follows:

Southeast China: Fujian, Jiangxi

North China: Beijing, Tianjin, Hebei, Liaoning, Jilin, Heilongjiang, Inner Mongolia

East China: Jiangsu, Zhejiang, Shanghai, Anhui

West China: Chongqing, Guizhou, Yunnan, Hubei, Hunan

Southwest China: Sichuan, Xizang, Shaanxi, Gansu, Qinghai, Ningxia

South China: Guangdong, Guangxi

Central China: Shanxi, Shandong, Henan

(2).	Analysis statement of production and sales

☐	Applicable	√	Not applicable

(3).	Performance of material procurement contracts and material sales contracts

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(4).	Statement of Cost Analysis

Unit: 0’000 Yuan

	By sector
By sector	Cost components	Amount for the current period	Percentage of total cost for current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Retail industry		6,167,964.50	99.58	7,206,572.07	99.59	-14.41
Service industry		26,017.45	0.42	29,486.94	0.41	-11.77

	By product
By product	Cost components	Amount for the current period	Percentage of total cost for current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Fresh products and processing		2,871,253.87	46.36	3,493,132.55	48.27	-17.80
Food supplies and clothing		3,296,710.63	53.22	3,713,439.52	51.32	-11.22

(5).	Changes in the scope of consolidation as a result of changes in equity interests in major subsidiaries during the Reporting Period

☐	Applicable	√	Not applicable

(6).	Significant change in or adjustment of the businesses, products or services of the Company during the Reporting Period

☐	Applicable	√	Not applicable

(7).	Major Customers and Suppliers

A.	Major customers of the Company

√	Applicable	☐	Not applicable

The sales of the top five customers amounted to RMB530.4 million, accounting for 0.67% of the total annual sales; among the sales of the top five customers, the sales of related parties amounted to RMB155.7862 million, accounting for 0.20% of the total annual sales.

The proportion of sales to a single customer over 50% of the total amount, new customers among the top five customers or heavy dependence on a few customers during the Reporting Period

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

B.	Major suppliers of the Company

√	Applicable	☐	Not applicable

The purchases from the top five suppliers amounted to RMB6,064.9161 million, accounting for 10.20% of the total annual purchases; among the purchases from the top five suppliers, the purchases from related parties amounted to RMB3,190.4164 million, accounting for 5.36% of the total annual purchases.

The proportion of purchases from a single supplier over 50% of the total amount, new suppliers among the top five suppliers or heavy dependence on a few suppliers during the Reporting Period

☐	Applicable	√	Not applicable

3.	Expenses

√	Applicable	☐	Not applicable

Please refer to VII. Notes to the Consolidated Financial Statements under Section X Financial Report of this report.

4.	Research and Development (R&D) Investment (1). Statement of R&D investment

(1).	Statement of R&D investment

√	Applicable	☐	Not applicable

Unit: Yuan

Expensed R&D investment for the current period	318,267,251.93
Capitalized R&D investment for the current period	1,160,689.92
Total R&D investment	319,427,941.85
Total R&D investment as a percentage of operating income (%)	0.41
Capitalized R&D investment as a percentage of total R&D investment (%)	0.36

(2).	Statement of R&D employees

√	Applicable	☐	Not applicable

Number of R&D employees in the Company	672
R&D employees as a percentage of total employees of the Company (%)	0.68

1.   Educational background structure of R&D employees

Educational level	Number
Doctoral degree	2
Master’s degree	79
Bachelor’s degree	507
Associate degree	79
High school and below	5

2.   Age structure of R&D employees

Age group	Number
Under 30 years old (30 years old exclusive)	165
30-40 years old (30 years old inclusive, 40 years old exclusive)	461
40-50 years old (40 years old inclusive, 50 years old exclusive)	45
50-60 years old (50 years old inclusive, 60 years old exclusive)	1
60 years old and above	0

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(3).	Explanation

☐	Applicable	√	Not applicable

(4).	Reasons of major changes in the composition of R&D employees and its impact on the Company’s future development

☐	Applicable	√	Not applicable

5.	Cash flow

√	Applicable	☐	Not applicable

Currency: RMB Unit: Yuan

Item	Amount for the current period	Amount for the corresponding period of last year	Change	Explanations
			(%)
Tax refunds received	1,349,881.04	264,494,708.10	-99.49	Decrease in value-added tax retention and refund received in the current year
Cash received from the disposal of investments	421,011,225.76	1,218,210,833.38	-65.44	Decrease in investment assets sold in the current year
Cash received from investment income	159,535,200.00	29,998,400.00	431.81	Increase in dividends received from joint ventures in the current year
Net cash receipts from the disposals of fixed assets, intangible assets and other long-term assets	15,544,463.48	9,776,709.58	58.99	Disposal of closed stores and an increase in idle assets in the current year
Net cash received from the disposal of subsidiaries and other operating units	16,218,914.55	221,073.29	7,236.44	Increase in cash received from disposal of subsidiaries in the current year
Cash paid for the purchase and construction of fixed assets, intangible assets and other long-term assets	671,445,532.92	1,203,678,434.13	-44.22	Decrease in long-term asset investment in the current year
Cash paid for investments	17,386,837.66		N/A	Newly added investment in joint ventures in the current year
Cash received from capital contributions	240,000.00		N/A	Capital increase from minority shareholders of the subsidiary in the current year
Cash received from loans	6,200,000,000.00	10,920,000,000.00	-43.22	Decrease in borrowings in the current year
Other cash received from financing activities	79,951,033.98	54,280,019.15	47.29	Increase in sublease income received that meets the conditions for financial leasing

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount for the current period	Amount for the corresponding period of last year	Change	Explanations
			(%)
Cash paid for repayment of debts	9,429,100,000.00	14,161,100,000.00	-33.42	Decrease in loan repayment amount for the current year
Cash paid for distribution of dividends, profits or settlement of interest	241,422,898.08	482,219,907.57	-49.94	The Company failed to distribute dividends of ordinary shares in the current year
Effect of foreign exchange rate changes on cash and cash equivalents	208,556.62	4,690,719.29	-95.55	The decrease in the impact of exchange rate fluctuations this year as compared to the previous year

(II)	Significant changes to the profit resulting from non-principal business

☐	Applicable	√	Not applicable

(III)	Analysis of assets and liabilities

√	Applicable	☐	Not applicable

1.	Assets and Liabilities

Unit: Yuan

Item	Amount at the end of the period	Amount at the end of the period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Loans and advances (short-term)	537,340,391.79	1.03	818,071,041.50	1.32	-34.32	Decrease in short-term loans issued for the current year
Factoring receivable	68,688,964.38	0.13	639,126,680.56	1.03	-89.25	Collection of factoring receivables in the current year
Loans and advances	20,568,200.17	0.04	76,991,144.35	0.12	-73.28	Recovery of long-term loans in the current year
Construction in progress	240,333,156.71	0.46	383,281,366.61	0.62	-37.30	Reduction in long-term asset projects newly added by the company
Development expenditure			10,899,846.17	0.02	-100.00	Conversion of capitalized research and development projects into intangible assets for the current year

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount at the end of the period	Amount at the end of the period as a percentage of total asset	Amount at the end of the previous period	Amount at the end of the previous period as a percentage of total assets	Amount at the end of the current period as a percentage of amount at the end of the previous period	Explanations
		(%)		(%)	(%)
Advance receipt	106,067,963.44	0.20	196,630,132.94	0.32	-46.06	Decrease in prepaid equity transfer payments for the current year
Long-term borrowings	349,889,789.58	0.67	2,070,085,001.67	3.33	-83.10	Repayment of long-term loans in advance in the current year
Estimated liabilities	37,797,080.80	0.07	7,383,565.56	0.01	411.91	Expected increase in liabilities due to litigation cases at the end of the current year
Deferred tax liabilities	74,683,702.79	0.14	126,183,109.37	0.20	-40.81	The decrease in deferred income tax liabilities arising from the use of right assets in the current year
Other non-current liabilities	46,931,643.83	0.09				Renewal of the Baijia loan in the current year
Less: treasury shares	488,768,297.30	0.94	263,483,654.25	0.42	85.50	Repurchase of treasury shares in the current year
Other comprehensive income	5,073,713.42	0.01	440,260.72		1,052.43	Increase in other comprehensive income recognized by joint ventures during the current period
Minority interests	-4,333,522.99	-0.01	191,328,573.37	0.31	-102.26	The conversion of a subsidiary to a joint venture this year, which was due to losses incurred by minority shareholders and the sale of equity in the subsidiary

2.	Overseas assets

√	Applicable	☐	Not applicable

(1)	Asset size

Including: overseas assets of RMB0.433 billion, accounting for 0.83% of total assets.

(2)	Description of relatively high proportion of overseas assets

☐	Applicable	√	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

3.	Restriction on material assets as of the end of the Reporting Period

√	Applicable	☐	Not applicable

Please refer to VII. 34 in Section X Financial Report of this report

4.	Other explanations

☐	Applicable	√	Not applicable

(IV)	Analysis of the industry operation information

√	Applicable	☐	Not applicable

As follows:

Analysis of operational information of retail industry

1.	Distribution of stores opened at the end of the Reporting Period

√	Applicable	☐	Not applicable

		Self-owned stores		Leased stores
Region	Operation mode	Number of stores	GFA	Number of stores	GFA
			(m2)		(m2)
Anhui	Supermarket	1	7,033.00	67	586,137.56
Beijing	Supermarket	–	–	48	423,336.88
Fujian	Supermarket	4	41,453.97	134	1,038,769.97
Gansu	Supermarket	–	–	3	18,871.90
Guangdong	Supermarket	–	–	60	304,886.06
Guangxi	Supermarket	–	–	7	41,148.34
Guizhou	Supermarket	–	–	41	356,255.97
Hebei	Supermarket	1	26,475.96	39	328,624.19
Henan	Supermarket	–	–	44	378,594.99
Heilongjiang	Supermarket	–	–	8	78,721.61
Hubei	Supermarket	–	–	16	117,361.51
Hunan	Supermarket	–	–	7	42,771.07
Jilin	Supermarket	–	–	6	58,323.42
Jiangsu	Supermarket	–	–	53	448,382.60
Jiangxi	Supermarket	–	–	12	82,786.61
Liaoning	Supermarket	–	–	7	50,803.76
Inner Mongolia	Supermarket	–	–	4	32,325.91
Ningxia	Supermarket	–	–	2	11,345.95
Qinghai	Supermarket	–	–	1	6,018.58
Shandong	Supermarket	–	–	5	26,812.19
Shanxi	Supermarket	–	–	15	120,813.06
Shaanxi	Supermarket	–	–	36	253,558.12
Shanghai	Supermarket	–	–	35	226,204.25
Sichuan	Supermarket	1	4,200.00	113	944,308.42
Tianjin	Supermarket	–	–	7	66,097.25
Xizang	Supermarket	–	–	3	20,648.68
Yunnan	Supermarket	–	–	5	33,466.82
Zhejiang	Supermarket	–	–	71	543,870.20
Chongqing	Supermarket	4	38,298.74	140	993,740.54
Total		11	117,461.67	989	7,634,986.41

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Table of newly opened stores and reserved stores during the Reporting Period

(Unit of area: m2)

			Stores opened in		Stores contracted
Region	Opened stores		the current period		but not opened
	Number		Number		Number
	of stores	Area	of stores	Area	of stores	Area
Anhui	68	593,170.56	1	7,033	10	65,318.07
Beijing	48	423,336.88	1	4,034	4	16,584.56
Fujian	138	1,080,223.94	–	–	7	63,199.3
Gansu	3	18,871.90	–	–	1	8,086.00
Guangdong	60	304,886.06	1	3,670.75	3	11,835.65
Guangxi	7	41,148.34	–	–	–	–
Guizhou	41	356,255.97	1	7,137.10	7	57,272.17
Hebei	40	355,100.15	1	9,452.94	5	44,696
Henan	44	378,594.99	–	–	6	52,586.73
Heilongjiang	8	78,721.61	–	–	0	–
Hubei	16	117,361.51	–	–	4	19,013.88
Hunan	7	42,771.07	–	–	–	–
Jilin	6	58,323.42	–	–	–	–
Jiangsu	53	448,382.60	–	–	2	12,352.70
Jiangxi	12	82,786.61	–	–	–	–
Liaoning	7	50,803.76	–	–	–	–
Inner Mongolia	4	32,325.91	1	7,412.34	–	–
Ningxia	2	11,345.95	–	–	–	–
Qinghai	1	6,018.58	–	–	–	–
Shandong	5	26,812.19	1	5,591.55	–	–
Shanxi	15	120,813.06	–	–	3	18,552.00
Shaanxi	36	253,558.12	1	2,674.38	4	40,509.68
Shanghai	35	226,204.25	–	–	–	–
Sichuan	114	948,508.42	1	4,580	21	169,479.31
Tianjin	7	66,097.25	–	–	1	5,812.60
Xizang	3	20,648.68	–	–	–	–
Yunnan	5	33,466.82	–	–	7	54,868.50
Zhejiang	71	543,870.20	1	7,795.58	2	16,005.90
Chongqing	144	1,032,039.28	2	11,252.93	10	70,771.28
Total	1,000	7,752,448.08	12	70,634.57	97	726,944.33

Newly opened stores of the Company in the fourth quarter of 2023

The Company opened 7 new stores in China in the fourth quarter of 2023, the particulars of which were as follows:

			Opening	Lease	Leased
No.	Region	Name of project	date	term	area	Address
				(years)	(m2)
1	Shandong	Longfor Beichen Paradise Walk	2023-12-1	15	5,591.55	Northwest corner of the intersection of Gongye North Road and Fenghuang Road, Licheng District, Jinan, Shandong
2	Anhui	Hefei Feidong Dongfeng Avenue	2023-12-16	Self-owned	7,033	Dongfeng Avenue, Hefei, Anhui
3	Chongqing	Shapingba Huanghua Xinjiyuan	2023-12-21	15	4,610.56	Basement No. 3 Shop, No. 6 Shuangxiangzi Street, Shapingba District, Chongqing
4	Inner Mongolia	Baotou Vanke In City	2023-12-22	15	7,412.34	Southwest corner of Qingyuan Road and Qingshan Road intersection, Qingshan District, Baotou City, Inner Mongolia Autonomous Region

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Region	Name of project	Opening date	Lease term	Leased area	Address
				(years)	(m2)
5	Sichuan	Longyue Xicheng	2023-12-22	16	4,580	Basement 1st Floor, Beijing Chengjian Xiyuehui Center, No. 72 Shuxi Road, Jinniu District, Chengdu, Sichuan
6	Guangdong	Guangzhou Nansha Xinghe COCO PARK	2023-12-23	15	3,670.75	COCO Park Shopping Center, one of No. 37, Huangge Section, Fanzhong Road, Nansha District, Guangzhou, Guangdong
7	Zhejiang	Hangzhou Xiaoshan Caojiaqiao Kaiyuan Plaza Store	2023-12-30	15	7,795.58	Room B1027, Shop B1, Kaiyuan Plaza, No. 1216 Shixin South Road, Shushan Street, Xiaoshan District, Hangzhou

The Company signed contracts with 4 new stores in the fourth quarter of 2023, the particulars of which were as follows:

No.	Region	Name of project	Date of contract	Expected delivery date	Lease term	Leased area	Address
					(years)	(m2)
1	Zhejiang	Xiaoshan Kaiyuan Plaza	2023-10-1	2023-10-10	15	7,795.58	Hangzhou, Zhejiang
2	Yunnan	Kunming Golden Resources	2023-9-28	2023-10-1	16	12,862	Kunming, Yunnan
3	Anhui	Hefei Shazhichuancang Store	2023-11-14	2023-11-20	5	1,168.86	Hefei, Anhui
4	Guangdong	Shenzhen-Luohu Holiday Plaza	2023-10-23	2024-3-1	10	2,472.28	Shenzhen, Guangdong

2.	Other explanations

√	Applicable	☐	Not applicable

Information on the top 10 stores in terms of revenue

No.	Store	Area	Ownership of Property	Address	Opening date
		(m2)
1	Shijingshan District Lugu Store	18,322.00	Leased	East of Lugu Street, Shijingshan District, Beijing	2009.06.26
2	Chengdu Wenjiang Guanghua Avenue Store	21,728.06	Leased	Intersection of Section 3 of Guanghua Avenue and Yongxing Road, Wenjiang District, Chengdu, Sichuan	2012.04.26
3	Tongzhou District Tongzhou Wanda Store	12,014.82	Leased	Wanda Plaza, Beiyuan Business District, Yongshun Town, Tongzhou District, Beijing	2014.11.29
4	Guiyang Jinyuan Shopping Mall Store	16,216.00	Leased	No. 6 Jinyang South Road, Jinyang New District, Guiyang, Guizhou	2010.10.23
5	Daxing District Jiugong Store	25,303.73	Leased	No. 39 Xiaohongmen Road, Jiugong Town, Daxing District, Beijing	2010.02.05

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

No.	Store	Area	Ownership of Property	Address	Opening date
		(m2)
6	Tongzhou District Banbidian	11,249.00	Leased	East Section of Yile South Street, Banbidian, Liyuan Town, Tongzhou District, Beijing	2013.05.31
7	Chaoyang District Longfor Changying Paradise Walk Store	12,551.80	Leased	Opposite to District 4, Wanxiang Xintian, Chaoyang North Road (Intersection of Guanzhuang Road), Chaoyang District, Beijing	2014.12.20
8	Chongqing Shapingba District CapitaRetail Store	8,144.64	Leased	No. 1 Huayu Plaza, No. 029 Xiaolongkan New Street, Shapingba District, Chongqing	2009.09.18
9	Chongqing Banan District Banan Wanda Store	9,558.73	Leased	Banan Wanda Plaza, No. 5 Longzhou Avenue, Banan District, Chongqing	2015.10.30
10	Zhejiang Ningbo Hangzhou Bay Golden Resources Store	12,512.00	Leased	No. 19 Jinyuan Avenue, Binhai 2nd Road, Hangzhou Bay New Area, Cixi, Ningbo Province, China (Golden Resources)	2013.12.15

(V)	Analysis of the investments

Overall analysis of external equity investments

√	Applicable	☐	Not applicable

During the Reporting Period, the Company focused on its principal businesses and reduced the external investments.

1.	Significant equity investments

☐	Applicable	√	Not applicable

2.	Significant non-equity investments

☐	Applicable	√	Not applicable

3.	Financial assets measured at fair value

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Asset category	Opening balance	Gains or losses from changes in fair value for the period	Accumulated changes in fair value included in equity	Impairment provision made for the period	Amount purchased for the period	Amount disposed of/redeemed for the period	Other changes	Closing balance
Stocks	206,295,359.14	182,636,868.60	-257,865,017.96					388,932,227.74
Others	4,602,531,359.96	-258,979,852.98	-160,524,810.80		2,369,886,770.48	2,744,533,793.34	29,615,184.45	3,998,519,668.57
Total	4,808,826,719.10	-76,342,984.38	-418,389,828.76		2,369,886,770.48	2,744,533,793.34	29,615,184.45	4,387,451,896.31

Note: Other changes primarily represent investment gains generated upon the disposal of assets

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Investment in securities

√	Applicable	☐	Not applicable

Unit: Yuan Currency: RMB

Type of securities	Securities code	Abbreviation of securities	Initial investment cost	Source of funds	Opening carrying amount	Gains or losses on changes in fair value in the period	Accumulated fair value changes included in equity	Purchase amount in the period	Selling amount in the period	Gains or losses on investments in the period	Closing carrying amount	Accounting accounts
Stocks	ADV	Advantage Solutions	646,797,245.70	Self-owned funds	206,295,359.14	182,636,868.60	-257,865,017.96				388,932,227.74	Trading financial assets
Total	/	/	646,797,245.70	/	206,295,359.14	182,636,868.60	-257,865,017.96				388,932,227.74	/

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Investment in private equity funds

☐	Applicable	√	Not applicable

Investment in derivatives

☐	Applicable	√	Not applicable

4.	The specific progress of material asset restructuring during the Reporting Period

☐	Applicable	√	Not applicable

(VI)	Material asset and equity disposal

√	Applicable	☐	Not applicable

During the Reporting Period, the Company entered into an equity transfer agreement with Dalian Yujin Trading Co., Ltd. (大連禦錦貿易有限公司) (hereinafter referred to as “Dalian Yujin”) for Dalian Wanda Commercial Management Group Co., Ltd. (hereinafter referred to as “Wanda Commercial Management”), pursuant to which, the Company intended to transfer 388,699,998 shares of Wanda Commercial Management held by it to Dalian Yujin, representing 1.43% of the total share capital of Wanda Commercial Management. During the Reporting Period, the first phase of the transfer of equity transaction has been completed, with 26,925,678 shares transferred.

During the Reporting Period, the Company intended to transfer 136,000,000 shares of Chengdu Hongqi Chain Co Ltd. (成都紅旗連鎖股 有限公司) held by it to Sichuan Commercial Investment Group Co., Ltd, representing approximately 10% of the total share capital of Hongqi Chain. As of the date of this report, the relevant transactions are still under approval by the relevant regulatory authorities.

(VII)	Analysis of major subsidiaries

√	Applicable	☐	Not applicable

Unit: 0’000 Yuan Currency: RMB

Company abbreviation	Industry	Registered capital	Total assets	Net assets	Net profit	Revenue	Profit
Fujian Yuntong	Logistics distribution industry	10,000.00	233,040.03	27,169.09	14,744.08	1,188,489.82	14,657.82
Yonghui Logistics	Logistics distribution industry	10,000.00	169,008.89	30,421.29	14,276.63	672,189.61	14,834.30
Sichuan Yonghui	Commercial Retail Industry	100,000.00	406,367.72	73,589.78	6,069.64	929,087.93	6,206.50
Fuping Yunshang	Logistics distribution industry	20,000.00	186,247.02	14,691.20	3,638.45	162,351.10	3,594.79
Chengdu Commercial	Logistics distribution industry	13,000.00	122,978.22	22,687.73	2,578.54	701,157.14	2,205.17

(VIII)	Information about the structured entities controlled by the Company

☐	Applicable	√	Not applicable

VI.	Discussion and Analysis of the Company’s Future Development

(I)	Industry landscape and trends

√	Applicable	☐	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

The year of 2023 witnessed dramatic changes occurred in the retail industry with the rapid development of technology and shift in consumer behavior. As a leading enterprise among Chinese Superstores, Yonghui Superstores embraced the developments in technology and consumer behavior by taking the initiative on digital transformation and upgrading of shopping scenario. Through product restructuring at multiple levels by leveraging on its global supply chain advantages, Yonghui Superstores focused on balance of new retail trends, high-quality services and affordable goods. In addition, Yonghui Superstores made great efforts on comprehensive upgrade of service, hardware and store, including scenario design, product innovation and convenient services. The retail industry has embarked on constantly innovative development as evidenced by promoting convenient online delivery, enhancing the atmosphere of hustle and bustle in stores, establishing genuine discount stores and other optimization strategies.

(II)	Development strategy of the Company

√	Applicable	☐	Not applicable

In 2024, the Company will continue to focus on its principal business, deepen digital transformation and incorporate innovation into the processing of catering scenes. Standardization of fresh goods will be promoted to optimize product structure, while attaching importance to product innovation for refined operation and customized transformation, thus promoting all-round improvement of stores in terms of “scenario, product and service”. In pursuit of rendering better shopping experience through intelligent services and humanistic care, the Company aims to create a smarter, more convenient and comfortable shopping experience for customers, to bring the offline shopping back to the most plain “human touch”.

(III)	Business plan

√	Applicable	☐	Not applicable

Supply chain optimization and commodity restructure: Yonghui Superstores will promote the optimization of supply chain and continuously strengthen category management, sourcing procurement, and commodity supply and operation capabilities.

High-quality store and consumer scenario expansion: Yonghui Superstores will implement store customized transformation of “one store, one discussion”, extend consumer scenarios, build offline “canteens with hustle and bustle”, upgrade store layout with local characteristics, product selection, procurement and operation with innovation.

Digital application and service upgrade: Yonghui Superstores will explore into business scenarios and the application of digital tools, and empower continuous improvement of operational and management efficiency. The store service quality will be improved through more interaction with consumers, and the shopping experience and scene design quality will be also enhanced.

The Company pays more attention to process standards to establish a standardized rule system for the operation of five color cards of store, with a focus on behavior and process verification, to evaluate the efforts of team members. Unified national operating standards and unified verification will be put into place. Centering on customer experience through five color card verification, the Company safeguards food safety, improves product and service standards, implements digital foundations and build a sound business environment.

(IV)	Potential risks

√	Applicable	☐	Not applicable

Intense market competition, diversified consumer options, etc; the Company will closely monitor market feedback, flexibly adjust strategies and ensure the smooth implementation of strategies.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(V)	Others

☐	Applicable	√	Not applicable

VII.	The Company’s Failure to Disclose as Required by the Standards Due to Non-Application of the Provisions of the Standards or for Special Reasons Such as State Secrets and Trade Secrets and the Description of Reason Therefor

☐	Applicable	√	Not applicable

4.	For the six months ended June 30, 2024

Section 3 Management Discussion and Analysis

I.	Industry where the Company Operated and Principal Business during the Reporting Period

The Company operates in the retail industry (classification code: F52). It is generally believed that the Company’s businesses are classified into the retail industry in terms of the major products and operating model of the Company.

The Company’s principal business is sales of selected goods through offline stores and online channels, covering consumers of all ages.

According to the National Bureau of Statistics, in the first half of 2024, the total retail sales of consumer goods was RMB23,596.9 billion, representing an increase of 3.7% over the previous year. From January to June, the retail sales of department stores and exclusive brand stores decreased by 3.0% and 1.8%, respectively.

The Company continued to accelerate transformation, proactively learned from excellent industry peers and focused on supply chain reform to pragmatically build itself into a platform enterprise in the food supply chain that follows the current development trend.

II.	Analysis of Core Competitiveness during the Reporting Period

√	Applicable	☐	Not applicable

The Company proactively learned from excellent industry peers, intended to start with users’ experience in three aspects of goods, scenarios and services, continuously strengthened fresh food supply chain while focusing on the quality of goods and services, and endeavored to provide better goods and experience for consumers through continuous learning.

III.	Discussion and Analysis of Operations

1.	Business operations

During the Reporting Period, the Company achieved the total operating income of RMB37,779 million, and the net profit attributable to shareholders of the listed company was RMB275 million; while the net profit attributable to shareholders of the listed company, net of non-recurring gain or loss, was RMB29,862,500 during the Reporting Period, with a consolidated gross profit margin of 21.58%.

2.	Online business

During the Reporting Period, the Company’s online business recorded an operating income of RMB7.84 billion for the first half of 2024, accounting for 20.8% of the operating income. By improving product competitiveness and the performance efficiency of warehouses, the loss in online business significantly decreased as compared with that of last year.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

The self-operated home delivery business under “Yonghui Life (永輝生活)” has covered 883 stores, achieving sales of RMB4.22 billion, representing a year-on-year increase of 4%, with an average daily order volume of 306,000 orders and an average monthly repurchase rate of 47.3%. The number of registered members of “Yonghui Life” APP has surpassed 200.4 million. During the Reporting Period, the home delivery business operated on the third-party platforms has covered 878 stores, achieving sales of RMB3.62 billion, with an average daily order volume of 197,000 orders.

In terms of performance management, the Company focused on improving users’ experience on performance and order performance service, strengthened pre-job training of staff and after-sales accountability mechanism for customer complaints as well as management model of alert system. In the first half of 2024, the on-time performance rate was 93.1%, of which the delivery rate for orders from self-operated platform delivered within 60 minutes reached 93.6%, up 1.2% year on year.

In terms of channel operation, the Company continuously strengthened cooperation with third-party platforms, focused on refined operation and improved the three core indicators of “goods, users and experience”. The Company expanded new channels, such as Douyin and Kuaishou, and ranked the first in those channels for consecutive times, among which, durian sold by Yonghui Local Group Purchase (永輝本地團) has become the first blockbuster fresh food at Douyin platform, with the sales of durian and order confirmation ranking the first in the Douyin Local Group Purchase (抖音本地團); Douyin One-hour Delivery (抖音 時達) continuously remained the first in the industry, by adjusting goods structure, Yonghui prawn became the most popular single fresh food in the one-hour delivery industry.

3.	Supply Chain Development

During the Reporting Period, the Company focused on optimizing the organization, system and process of the supply chain, and improving the operating efficiency in all respects; continuously optimized goods structure, and strengthened source procurement to improve goods power; constantly promoted the application of digital tools to increase the operating efficiency of stores. In the first half, the Company optimized product structure while further improving the efficiency of goods introduction. In the first half, the Company introduced 20,276 new products, and eliminated 22,480 products, with an introduction rate of 22.5% and an elimination rate of 24.9%.

During the Reporting Period, the sales of products under the Company’s own brands was RMB1.28 billion, accounting for 3.4% of the operating income. The Company increased the exposure rate and purchase rate of its self-owned products through online and offline channels. For example, Selected Thai Fragrant Rice (泰甄香米) is sold via many channels, such as Douyin Local Group Purchase, On-time Delivery (及時達), and has become a blockbuster on the Douyin platform with the average sales of RMB10 million per live stream; the sales of healthy products, such as 100% coconut juice imported with original packaging, antibiotic-free and selenium-rich eggs, recorded significant growth, which are directly sold to consumers from the place of origin. In pursuit of quality life, the Company successively developed several quality goods, such as organic coarse cereals, Yunnan mushrooms and Ningxia Tan Sheep. In terms of home living products, the Company adjusted the product design of disposable products and cookware for cooking scenario in China, and comprehensively upgraded more than 20 products. With user insights of closer to consumers, the Company continued to introduce new quality products.

4.	Store Expansion

During the Reporting Period, the Company actively promoted store network optimization across the country, with 5 stores newly opened and 62 stores closed. As of the end of the Reporting Period, there are a total of 943 stores opened, covering 29 provinces and municipalities in China. The number of stores contracted but not opened was 86, with a reserved area of 655,300 m2.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Table of Opened Stores:

		Self-owned stores		Leased stores
		Number		Number
Region	Operation mode	of stores	GFA	of stores	GFA
			(m2)		(m2)
Anhui	Supermarket	1	7,033.00	65	563,084.86
Beijing	Supermarket	–	–	48	424,559.54
Fujian	Supermarket	4	41,453.97	127	980,480.44
Gansu	Supermarket	–	–	3	18,871.90
Guangdong	Supermarket	–	–	56	276,007.66
Guangxi	Supermarket	–	–	7	41,148.34
Guizhou	Supermarket	–	–	35	295,787.59
Hebei	Supermarket	1	26,475.96	37	302,008.19
Henan	Supermarket	–	–	40	340,669.51
Heilongjiang	Supermarket	–	–	8	78,721.61
Hubei	Supermarket	–	–	16	117,361.51
Hunan	Supermarket	–	–	7	42,771.07
Jilin	Supermarket	–	–	6	58,323.42
Jiangsu	Supermarket	–	–	44	367,646.08
Jiangxi	Supermarket	–	–	12	82,786.61
Liaoning	Supermarket	–	–	7	50,803.76
Inner Mongolia	Supermarket	–	–	4	32,325.91
Ningxia	Supermarket	–	–	2	11,345.95
Qinghai	Supermarket	–	–	1	6,018.58
Shandong	Supermarket	–	–	5	26,812.19
Shanxi	Supermarket	–	–	15	120,813.06
Shaanxi	Supermarket	–	–	36	253,558.12
Shanghai	Supermarket	–	–	27	177,041.95
Sichuan	Supermarket	1	4,200.00	108	904,853.84
Tianjin	Supermarket	–	–	6	52,837.25
Xizang	Supermarket	–	–	3	20,648.68
Yunnan	Supermarket	–	–	6	46,328.82
Zhejiang	Supermarket	–	–	67	513,335.92
Chongqing	Supermarket	4	38,298.74	134	960,035.15
Total number of stores		11	117,461.67	932	7,166,987.51

Table of newly opened stores and reserved stores during the Reporting Period

Unit of area: m2

	Subtotal of opened stores		Net increase in stores opened in the current period		Stores contracted but not opened
Item	Number of stores	Area	Number of stores	Area	Number of stores	Area
Anhui	66	570,117.86	2	6,474.32	9	65,759.41
Beijing	48	424,559.54	1	5,970.16	2	6,396.40
Fujian	131	1,021,934.41	–	–	7	63,199.30
Gansu	3	18,871.90	–	–	–	–
Guangdong	56	276,007.66	1	5,897.4	3	9,891.27
Guangxi	7	41,148.34	–	–	–	–
Guizhou	35	295,787.59	–	–	7	57,272.17
Hebei	38	328,484.15	–	–	4	36,899.00
Henan	40	340,669.51	–	–	5	46,365.63
Heilongjiang	8	78,721.61	–	–	–	–
Hubei	16	117,361.51	–	–	4	19,013.88
Hunan	7	42,771.07	–	–	–	–
Jilin	6	58,323.42	–	–	–	–
Jiangsu	44	367,646.08	–	–	–	–

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

	Subtotal of opened stores		Net increase in stores opened in the current period		Stores contracted but not opened
	Number		Number		Number
Item	of stores	Area	of stores	Area	of stores	Area
Jiangxi	12	82,786.61	–	–	–	–
Liaoning	7	50,803.76	–	–	–	–
Inner Mongolia	4	32,325.91	–	–	–	–
Ningxia	2	11,345.95	–	–	–	–
Qinghai	1	6,018.58	–	–	–	–
Shandong	5	26,812.19	–	–	–	–
Shanxi	15	120,813.06	–	–	3	18,552.00
Shaanxi	36	253,558.12	–	–	3	34,832.42
Shanghai	27	177,041.95	–	–	–	–
Sichuan	109	909,053.84	–	–	21	169,479.31
Tianjin	6	52,837.25	–	–	1	5,812.60
Xizang	3	20,648.68	–	–	–	–
Yunnan	6	46,328.82	1	12,862	5	35,033.50
Zhejiang	67	513,335.92	–	–	2	16,005.90
Chongqing	138	998,333.89	–	–	10	70,771.28
Total	943	7,284,449.18	5	31,203.88	86	655,284.07

Stores opened by the Company in the first half of 2024

In the first half of 2024, the Company opened 5 new stores in China, details of which are as follows:

No.	Region	Name of project	Opening date	Lease term	Leased area	Address
				(year)	(m2)
1	Beijing	CHEERFU (卧龍悅購)	2024-1-12	15	5,970.16	Shunyi District, Beijing
2	Yunnan	Kunming GR (昆明世 紀金源)	2024-1-15	16	12,862	Guandu District, Kunming, Yunnan
3	Anhui	SASSEUR (Hefei) Outlets (合肥市砂之 船奧萊店)	2024-1-26	5	1,168.86	The crossroad of Changning Avenue and Caihong Road, Hefei
4	Anhui	Huoqiu Wanda Plaza (霍邱萬達)	2024-5-25	15	5,305.46	Huoqiu Wanda, Luan
5	Guangdong	GH New World Center (惠港新天地)	2024-6-28	15	5,897.4	Huicheng District, Huizhou, Guangdong

The Company signed contracts with 3 stores in the first half of 2024

No.	Region	Name of project	Date of contract	Expected delivery date	Lease term	Leased area	Address
					(years)	(m2)
1	Anhui	Huoqiu Wanda Plaza (霍邱萬達)	2024-1-15	2024-2-28	15	5,305.46	Luan, Anhui
2	Anhui	Shouxian Hengtai Mall (壽縣恒太城)	2024-1-16	2024-3-20	20	7,475	Huainan, Anhui
3	Guangdong	Shenzhen Futian Yin City Center (深圳 福田印城市廣場)	2024-4-12	2024-8-1	12 years and 9 months	3,953.02	Shenzhen, Guangdong

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

5.	Human resources and organizational development

During the Reporting Period, the Company continuously improved organizational and process efficiency, strengthened its platform capacities, and enhanced its competitiveness in the supply chain by promoting organizational reform, creating a flat structure and refining organization allocation. The Company formulated and implemented unified policies and process to ensure that each business division carries out work in a standardized and efficient manner.

The Company strove for talent introduction, paid attention to talent development, strengthened talent cultivation to improve the abilities of cadres and organizational efficiency. To reinforce culture construction, the Company held the National Skills Competition, to improve its staff’s skills in lieu of training. The Company initiated the “Golden Ideas” program, fully opening a channel of “Advice and Recommendations from Staff”. The Company continued to care for the staff and carried out staff caring activities. In the first half, Yonghui offered 8% shopping discount to its staff, where the staff were entitled to a monthly discount amount of RMB1,000 when shopping. Such initiative received positive feedback and significantly improved staff’s well-being and sense of belonging.

As of June 30, the Company introduced a total of 817 undergraduates through 1,933 projects which covered the positions in science, online platforms, supply chain and store operation, to continuously gather new momentum.

6.	Smart logistics

In the first half of 2024, the total value of the Company’s logistics operations in China was RMB25.25 billion. The Company has a total of 29 national logistics centers, including 20 normal temperature distribution centers and 9 constant temperature distribution centers. The delivery scope of the logistics centers covered 29 provinces and cities in China, with a total logistics operation area of 800,000 square meters and 2,163 employees. The Company curtailed the operation area and reduced the usage of recyclable consumables through optimizing logistics warehouse network planning, and focused on refined operation and social services to improve profitability. The Company promoted flexible supply chain program to enhance the punctuality of timed delivery; carried out label management for each batch of standardized fresh food, and the labelled goods had 380 SKUs, optimizing the visual delivery process and improving the efficiency of goods delivery.

7.	Food Safety

During the Reporting Period, the Company continuously improved the Company’s rules, management standards and process operation regarding food safety, updated and issued 33 rules, process and operation guidelines on the Company’s food safety management.

The Company carried out the cultural publicity activity of “Food Safety Liability on All Staff”, 17,000 core management cadres from supply chain and stores signed the Food Safety Responsibility Statement.

The Company organized Yonghui Testing Stations to test a total of 631,000 batches of farm products by themselves, the pass rate under quick testing improved by 3% year on year.

The Company conducted reviews on food safety, goods and products, data accuracy, customer services, sanitary equipment, and completed on-site reviews on 940 stores, achieving significant improvement in food safety standards at store level.

The Company constantly enhanced the management system of food safety risk and quality improvement from the source of supply chain through multiple initiatives.

To timely formulate, implement and improve freshness preservation plans for major seasonal goods such as “waxberry”, “Shine Muscat grapes” in the warehouses of origin place to control food safety risks;

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

To continuously optimize supplier structure to increase the proportion of quality suppliers under self-owned brands;

To establish a special support team and ensure our suppliers’ compliant operation, to help companies we cooperate with improve quality management;

To increase communication with peers such as Pangdonglai and learn from them, and draw lessons from their advanced management experience, to enhance food safety management of the overall supply chain.

The Company improved the List of Food Safety Risk Management at store level based on its business operation characteristics, to ensure that daily control, weekly inspection and monthly mobilization are fully implemented at all levels. The Company conducted regular training sessions on food safety, to increase staff’s professional knowledge and improve their abilities to respond to risks, publicized and provided training sessions such as the Guidance on Handling Food Safety Risks from Catering Store and Canteen through online empowerment, and approved the Special Inspection on Food Safety during Spring Festival, the Risk Alert and Operation Guidance Marked at the Origin Place of Farm Products, the Risk Alert and Prevention Guidance on the Mildew of Rice, Noodles and Bakery Food, the Risk Alert and Special Inspection on Fresh -cut Fruits and Vegetables, the “March 15” Special Activities of 2024, the Risk Alert and Operation Guidance on Food Safety Risks in Summer and Autumn, the Risk Alert and Inspection Guidance on Seasonal Food “Zongzi”, the Risk Alert and Operation Guidance on Food Safety Risks from Catering Store and Canteen and other plans, to help stores continuously optimize food safety operation practices and improve goods quality and safety.

8.	Digital Development

In the first half of 2024, Yonghui Technologies went into every business division, applied technologies in various business scenarios, helped business accelerate digital transformation and realize model innovation, to comprehensively improve operating efficiency.

As of June 30, 2024, 487 employees in the technology department worked together with various departments to continuously enhance business efficiency and refine inventory management at stores and online warehouses. The Company promoted the application of digital tools and achieved systematic inbound and outbound operation of goods, diminishing manual operation and accelerating the inventory digestion efficiency of obsolete goods

Material changes in the operation of the Company during the Reporting Period and events that occurred during the Reporting Period that have had a significant impact on the operation of the Company and are expected to have a significant impact in the future

☐	Applicable	√	Not applicable

IV.	Main Operations during the Reporting Period

(I)	Analysis of principal businesses

1	Analysis on changes in relevant items in financial statement

		Unit: Yuan Currency: RMB

Item	Amount for the current period	Amount for the same period of last year	Change
			(%)
Operating income	37,779,186,915.06	42,027,399,571.78	-10.11
Operating cost	29,628,245,252.09	32,786,165,503.87	-9.63
Selling expenses	6,513,523,191.26	7,264,482,947.30	-10.34
Administrative expenses	888,283,638.63	945,434,502.57	-6.04
Finance cost	629,889,827.01	667,150,474.23	-5.59
Research and development expenses	133,685,051.80	207,361,419.05	-35.53

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount for the current period	Amount for the same period of last year	Change
			(%)
Other income	49,296,614.54	76,204,238.58	-35.31
Investment income	275,981,109.67	121,781,506.96	126.62
Gains on changes in fair value	-183,828,045.27	-21,006,851.52	N/A
Credit impairment losses	15,003,996.73	-18,698,565.71	N/A
Income tax expenses	112,956,087.98	179,642,343.20	-37.12
Net cash flows from operating activities	2,939,805,871.88	2,587,185,124.84	13.63
Net cash flows from investment activities	-1,602,807,066.72	339,673,519.25	-571.87
Net cash flows from financing activities	-2,147,697,794.38	-5,539,017,546.14	N/A

Reasons for the change in operating income: on the one hand, the competition in the retail industry was seriously intense. The consumption habits of some consumers have changed due to the general environmental factors, and consumers have higher requirements for product quality, service and shopping experience, the customer flow and customer orders of the Company decreased to a certain extent; on the other hand, as the Company voluntarily closed the stores with poor performance, the overall revenue of the Company for the Reporting Period decreased as compared with the same period of last year.

Reasons for the change in selling expenses: mainly due to the decrease in the number of stores in operation of the Company, cost reduction and efficiency enhancement.

Reasons for the change in research and development expenses: mainly due to the decrease in R&D investment and staff optimization as the preliminary development of the information system has been basically completed.

Reasons for the change in other income: mainly due to the decrease in government subsidies received.

Reasons for the change in investment income: mainly due to the increase in dividends received from the fund wealth management products.

Reasons for the change in gains on changes in fair value: mainly due to the decrease in fair value of the fund wealth management products after paying dividends.

Reasons for the change in credit impairment losses: mainly due to the increase in the reversal of bad debts of factoring receivables for the year.

Reasons for the change in income tax expense: mainly due to the decline in profit, which led to the decrease in income tax expense.

Reasons for the change in net cash flows from operating activities: mainly due to the decrease in the payment for the purchase of goods as compared with the last year as the accounts payable was not due.

Reasons for the change in net cash flows from investment activities: mainly due to the increase in wealth management products purchased by the Company during the Reporting Period.

Reasons for the change in net cash flows from financing activities: the decrease in the Company’s net loan repayment for the year as compared with the same period of last year.

2	Particulars of material changes in the Company’s business type, profit composition or profit sources during the period

√	Applicable	☐	Not applicable

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(1).	Principal businesses by sector, product, geographical region and sales model

					Unit: 0’000 Yuan Currency: RMB

	Principal businesses by sector
By sector	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail industry	3,536,379.29	2,947,644.74	16.65	-9.45	-9.59	Increased by 0.13 percentage point
Service industry	241,539.40	15,179.79	93.72	-18.72	-16.89	Decreased by 0.13 percentage point

	Principal businesses by product
By product	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Fresh products and processing	1,359,688.60	1,190,343.29	12.45	-20.44	-19.74	Decreased by 0.77 percentage point
Food supplies (including clothing)	2,176,690.69	1,757,301.45	19.27	-0.90	-1.12	Increased by 0.18 percentage point

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southeast China	591,933.64	475,145.90	19.73	-10.89	-13.11	Increased by 2.05 percentage points
North China	381,895.20	317,595.01	16.84	-7.15	-6.76	Decreased by 0.34 percentage point
East China	807,966.21	681,059.22	15.71	-11.84	-11.57	Decreased by 0.25 percentage point
West China	703,640.73	589,821.34	16.18	-8.78	-7.85	Decreased by 0.85 percentage point

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

	Principal businesses by geographical region
By region	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Southwest China	602,741.06	507,224.76	15.85	-5.34	-5.00	Decreased by 0.30 percentage point
South China	160,315.72	134,442.76	16.14	-9.37	-10.27	Increased by 0.84 percentage point
Central China	287,886.73	242,355.75	15.82	-12.36	-13.10	Increased by 0.73 percentage point

	Principal businesses by sales model
Sales model	Operating income	Operating cost	Gross profit margin	Change in operating income over last year	Change in operating cost over last year	Change in gross profit margin over last year
			(%)	(%)	(%)	(%)
Retail	3,536,379.29	2,947,644.74	16.65	-9.45	-9.59	Increased by 0.13 percentage point
Others	241,539.40	15,179.79	93.72	-18.72	-16.89	Decreased by 0.13 percentage point

Description on the principal businesses by sector, product, geographical region and sales model

The geographical distribution is as follows:

Southeast China: Fujian, Jiangxi

North China: Beijing, Tianjin, Hebei, Liaoning, Jilin, Heilongjiang, Inner Mongolia

East China: Jiangsu, Zhejiang, Shanghai, Anhui

West China: Chongqing, Guizhou, Yunnan, Hubei, Hunan

Southwest China: Sichuan, Xizang, Shaanxi, Gansu, Qinghai, Ningxia

South China: Guangdong, Guangxi

Central China: Shanxi, Shandong, Henan

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

(2).	Statement of Cost Analysis

						Unit: 0’000 Yuan

	By sector
By sector	Cost components	Amount for the current period	Percentage of total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Retail industry		2,947,644.74	99.49	3,260,352.59	99.44	-9.59
Service industry		15,179.79	0.51	18,263.96	0.56	-16.89

	By product
By product	Cost components	Amount for the current period	Percentage of total cost for the current period	Amount for the corresponding period of last year	Percentage of total cost for the corresponding period of last year	Change in amount for the current period as compared with the corresponding period of last year	Explanations
			(%)		(%)	(%)
Fresh products and processing		1,190,343.29	40.38	1,483,152.73	45.49	-19.74
Food supplies and clothing		1,757,301.45	59.62	1,777,199.86	54.51	-1.12

(II)	Significant changes to the profit resulting from non-principal business

☐	Applicable	√	Not applicable

(III)	Analysis of assets and liabilities

√	Applicable	☐	Not applicable

1.	Assets and liabilities

						Unit: Yuan

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the corresponding period of last year	Amount at the end of the previous period as a percentage of total assets	Change in amount for the current period as compared with the end of the corresponding period of last year	Explanations
		(%)		(%)	(%)
Loans and advances (short-term)			537,340,391.79	1.03	-100.00	No relevant business after the transfer of 65% equity interests in Yonghui Yunjin Technology Co., Ltd. during the Reporting Period

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Item	Amount at the end of the current period	Amount at the end of the current period as a percentage of total asset	Amount at the end of the corresponding period of last year	Amount at the end of the previous period as a percentage of total assets	Change in amount for the current period as compared with the end of the corresponding period of last year	Explanations
		(%)		(%)	(%)
Financial assets held for trading	2,709,808,027.29	5.70	735,971,777.07	1.41	268.19	Increase in the structured deposit wealth management products purchased by the Company during the current period
Factoring receivable			68,688,964.38	0.13	-100.00	No relevant business after the transfer of 65% equity interests in Yonghui Yunjin Technology Co., Ltd. during the Reporting Period
Inventories	5,700,299,097.82	11.99	8,268,982,538.27	15.89	-31.06	Restocking for the Spring Festival at the beginning of the year, and decrease in stocking resulting from optimization of the inventories as at the end of the period
Loans and advances			20,568,200.17	0.04	-100.00	No relevant business after the transfer of 65% equity interests in Yonghui Yunjin Technology Co., Ltd. during the Reporting Period
Advance receipts	276,593,321.13	0.58	106,067,963.44	0.20	160.77	Receipt of equity transfer price of RMB200 million, for which the closing procedure has not completed during the Reporting Period
Long-term borrowings			349,889,789.58	0.67	-100.00	Long-term borrowings will be due in March 2025, which was reclassified to non-current liabilities due within one year
Estimated liabilities	23,539,437.34	0.05	37,797,080.80	0.07	-37.72	Decrease in the estimated liability arising from pending litigation or arbitration as at the end of the period
Other comprehensive income	11,698,153.58	0.02	5,073,713.42	0.01	130.56	Change in other comprehensive income of Fujian One Bank Co., Ltd. during the period
Minority interests	-1,296,651.15	0.00	-4,333,522.99	-0.01	N/A	The purchase of minority interests in Hubei Yonghui Zhongbai during the period

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

2.	Overseas assets

√	Applicable	☐	Not applicable

(1)	Asset size

Including: overseas assets of RMB393 million, accounting for 0.83% of total assets.

(2)	Description on relatively high proportion of overseas assets

☐	Applicable	√	Not applicable

3.	Restriction on material assets as of the end of the Reporting Period

√	Applicable	☐	Not applicable

Please refer to VII. 33 in Section X Financial Report of this report

4.	Other explanations

√	Applicable	☐	Not applicable

(IV)	Analysis of investments

General analysis of external equity investment

√	Applicable	☐	Not applicable

The Company continued to revitalize assets, bring cash inflow, and focus on its principal business during the Reporting Period.

(1).	Major equity investment

☐	Applicable	√	Not applicable

(2).	Major non-equity investment

☐	Applicable	√	Not applicable

(3).	Financial assets measured at fair value

√	Applicable	☐	Not applicable

						Unit: Yuan Currency: RMB

Categories of assets	Opening balance	Gains or losses from changes in fair value for the period	Accumulated changes in fair value included in equity	Impairment provision made for the period	Amount purchased for the period	Amount disposed of/redeemed for the period	Other changes	Closing balance
Stocks	388,932,227.74	-40,821,861.00	-298,686,878.96					348,110,366.74
Others	3,998,519,668.57	-143,006,184.27	-151,969,100.69		2,880,000,000.00	1,113,653,511.72	42,403,273.82	5,664,263,246.40
Total	4,387,451,896.31	-183,828,045.27	-450,655,979.65		2,880,000,000.00	1,113,653,511.72	42,403,273.82	6,012,373,613.14

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Investment in securities

√	Applicable	☐	Not applicable

									Unit: Yuan Currency: RMB

Type of securities	Securities code	Abbreviation of securities	Initial investment cost	Source of funds	Opening carrying amount	Gains or losses from changes in fair value for the period	Accumulated changes in fair value included in equity	Amount purchased for the period	Amount disposed of for the period	Gains or losses from Investment for the period	Closing carrying amount	Accounting items
Stock	ADV	Advantage Solutions	646,797,245.70	Self-owned funds	388,932,227.74	-40,821,861.00	-298,686,878.96				348,110,366.74	Financial asset held for trading
Total	/	/	646,797,245.70	/	388,932,227.74	-40,821,861.00	-298,686,878.96				348,110,366.74	/

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

Explanations on investment in securities

☐	Applicable	√	Not applicable

Investment in private equity funds

☐	Applicable	√	Not applicable

Investment in derivatives

☐	Applicable	√	Not applicable

(V)	Material asset and equity disposal

√	Applicable	☐	Not applicable

1.	The Company held the 11th meeting of the fifth session of the board of directors on December 13, 2023, and held the third extraordinary general meeting in 2023 on December 29, 2023, at which the Resolution on the Disposal of Assets was considered and approved. The Company disposed its 388,699,998 shares in Dalian Wanda Commercial Management Group Co., Ltd. to Dalian Yujin Trading Co., Ltd. (大連禦錦貿易有限公司) (“Dalian Yujin”) at the transfer price of RMB4,530,059,250.07. According to the Transfer Agreement entered into between the Company and Dalian Yujin, the aforesaid transaction consideration would be paid by Dalian Yujin in eight installments.

The Company held the sixteenth meeting of the fifth session of the board of directors and the first extraordinary general meeting of the Company in 2024 on August 12, 2024, at which the Resolution on the Proposal on Adjusting the Asset Disposal Plan was considered and approved. The Company entered into the Supplementary Agreement to the Transfer Agreement with Dalian Yujin, Mr. Wang Jianlin (王健林), Mr. Sun Xishuang ( 孫喜雙) and Dalian Yifang Group Co., Ltd. (大連一方集團有限公司), which adjusted the payment scheme and added Mr. Wang Jianlin, Mr. Sun Xishuang and Dalian Yifang Group Co., Ltd. as the guarantors of the transaction. The remaining shares transfer price amounted to RMB3,839,089,070.93 in total, which would be paid in eight instalments (namely the third to tenth instalments, of which the third instalment has been paid in full by June 30, 2024). As of the disclosure date of this report, the Company has received a total shares transfer price of RMB890,970,179.14. The remaining shares transfer price in this transaction was RMB3,639,089,070.93 in total, and the number of shares transferred corresponding to remaining transfer price was 310,115,364 shares.

2.	During the Reporting period, the Company transferred its 136,000,000 shares in Chengdu Hongqi Chain Co., Ltd. (成都紅旗連鎖股份有限公司股份) to Sichuan Commercial Investment Co., Ltd. (四川商投投資有限責任公司) (“Sichuan Commercial Investment”), representing approximately 10% of the total share capital of Hongqi Chain. On June 17, 2024, the Company received the Notification Letter issued by Sichuan Commercial Investment, which stated that Sichuan Commercial Investment received the Reply on Approving the Acquisition of the Control Right of Chengdu Hongqi Chain Co., Ltd. by Sichuan Commercial Investment Group (Chuan Guo Zi Han [2024] No. 77) issued by the State-owned Assets Supervision and Administration Commission of the Sichuan Province and the Reply on the Acquisition of the Control Right of Hongqi Chain by Sichuan Commercial Investment Co., Ltd., a Subsidiary of Sichuan Rural Development Group Co., Ltd. (Si Chuan Shang Tou [2024] No. 63), and obtained the Decision on Non-Prohibition of Anti-Monopoly Review on Business Operators Concentration (Fan Zhi Er Shen Cha Jue Ding [2024] No. 147) issued by the State Administration for Market Regulation. The entry-into-force conditions of the agreement stipulated in the Share Transfer Agreement have been satisfied, the transaction agreement has come into effect. As of the disclosure date of this report, the relevant transaction is still undergoing transfer procedure with the Shenzhen Stock Exchange.

APPENDIX V	MANAGEMENT DISCUSSION AND ANALYSIS OF THE TARGET GROUP

3.	During the Reporting Period, the Company disposed its 65% equity interests in Yonghui Yunjin Technology Co., Ltd. (永輝雲金科技有限公司) (“Yunjin Technology”) to Shanghai Paihui Technology Co., Ltd. (上海派慧科技有限公司) at a total transfer price of RMB377,762,864.53. During the Reporting Period, the Company has received the all transfer price. Upon the completion of this transaction, the Company still held 35% equity interests in Yunjin Technology.

(VI)	Analysis of major subsidiaries and investee companies

√	Applicable	☐	Not applicable

Unit: 0’000 Yuan Currency: RMB

Company abbreviation	Industry	Registered capital	Total assets	Net assets	Net profit	Operating income	Operating profit
Fujian Yuntong	Logistics distribution industry	10,000.00	186,235.34	41,770.79	14,601.70	647,844.10	15,595.05
Yonghui Logistics	Logistics distribution industry	10,000.00	181,353.55	40,408.41	9,987.11	318,932.67	10,771.10
Chengdu Commercial	Logistics distribution industry	13,000.00	118,581.85	29,969.77	7,282.04	390,027.22	8,166.84
Sichuan Yonghui	Commercial Retail Industry	100,000.00	388,480.44	76,858.36	3,268.58	461,548.49	4,476.06
Chongqing Yonghui	Commercial Retail Industry	71,440.00	429,666.91	43,290.33	2,145.61	543,109.37	3,984.35

(VII)	Information about the structured entities controlled by the Company

☐	Applicable	√	Not applicable

V.	Other disclosures

(i)	Potential risks

☐	Applicable	√	Not applicable

(ii)	Others

☐	Applicable	√	Not applicable

APPENDIX VI	GENERAL INFORMATION

I.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable inquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

II.	DISCLOSURE OF INTERESTS

(a)	Directors’ and Chief Executive’s Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or Any of Its Associated Corporations

To the best of the knowledge of the Directors, as at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix C3 to the Listing Rules were as follows:

Name of Director	Nature of interest	Number of ordinary shares		Number of Shares underlying outstanding options/restricted shares/restricted share units granted		Approximate % of shareholding in our Company(1)
Mr. Ye	Interest in controlled	789,541,061	(2)(L)	–		62.8%
	corporations/founder	14,000,000	(2)(S)			1.1%
	of a discretionary
	trust/beneficiary of a
	trust/interest of
	spouse
Ms. XU Lili	Beneficial interest	–		20,000	(3)(L)	0.002%
Mr. ZHU Yonghua	Beneficial interest	–		50,528	(4)(L)	0.004%

Notes:

(1)	The calculation is based on the total number of 1,256,280,037 Shares in issue as at the Latest Practicable Date. The letter “L” stands for long position and the letter “S” stands for short position.

(2)	Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,401,382 Shares held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. The short position represents Mr. Ye, through an entity controlled under YGF Trust, has delivered a total of 14,000,000 shares under credit support arrangement with a return obligation. For further details of Mr. Ye’s interest in our Company, please see the section headed “Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares”.

(3)	Represents Ms. Xu’s entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan.

(4)	Represents Mr. Zhu’s entitlement to receive up to 29,476 Shares pursuant to the vesting of RSUs granted to him under the 2020 Share Incentive Plan and his beneficial interest in 21,052 Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

APPENDIX VI	GENERAL INFORMATION

(b)	Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this circular), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Nature of interest	Number of ordinary shares		Approximate % of shareholding in our Company(1)
YYY MC Limited(2)	Beneficial interest	257,849,197	(L)	20.5%
YYY Development Limited(2)	Interest in controlled corporation	257,849,197	(L)	20.5%
YGF MC Limited(3)	Beneficial interest	203,401,382	(L)	16.2%
Mini Investment Limited(4)	Beneficial interest	328,290,482	(L)	26.1%
		14,000,000	(S)	1.1%
YGF Development Limited(4)	Interest in controlled corporation	328,290,482	(L)	26.1%
		14,000,000	(S)	1.1%
Mr. Ye(2)(3)(4)(5)	Interest in controlled corporations/founder	789,541,061	(L)	62.8%
	of a discretionary trust/beneficiary	14,000,000	(S)	1.1%
	of a trust/interest of spouse
Ms. Yang(2)(3)(4)(5)	Interest in controlled corporations/founder	789,541,061	(L)	62.8%
	of a discretionary trust/beneficiary of a trust/interest of spouse	14,000,000	(S)	1.1%

Notes:

(1)	The calculation is based on the total number of 1,256,280,037 Shares in issue as at the Latest Practicable Date. The letter “L” stands for long position and the letter “S” stands for short position.

(2)	YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(3)	YGF MC Limited is wholly-owned by Mr. Ye and Mr. Ye is a director of YGF MC Limited.

(4)	Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited and Mr. Ye is also a director of Mini Investment Limited.

(5)	Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

APPENDIX VI	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, no person, other than the Directors whose interests are set out in the section headed “Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations” had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

III.	DIRECTORS’ INTERESTS

(a)	Interest in service contracts

As at the Latest Practicable Date, none of the Directors had entered, or was proposing to enter, into any service contract with any member of the Group (excluding contracts expiring or determinable by such member of the Group within one year without payment of compensation (other than statutory compensation)).

(b)	Interest in competing business

As at the Latest Practicable Date, none of the Directors or their respective close associate is or was interested in any business apart from the Group’s business, that competes or is likely to compete, either directly or indirectly, with the Group’s business.

(c)	Interest in assets

Reference is made to the announcement of the Company dated August 30, 2024 in relation to, amongst others, the connected transaction of the Company for the lease agreement entered into with Miniso (Zhaoqing) Industrial Investment Co., Ltd. as the landlord and a connected person of the Company which is indirectly wholly-owned by a director of our Company, pursuant to which a right-of-use asset of approximately RMB63.6 million has been recognized by the Group as the lessee in accordance with IFRS 16.

Save as disclosed therein, as at the Latest Practicable Date, none of the Directors had any direct or indirect interests in any assets which had been, since December 31, 2023, being the date of which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

(d)	Interests in contract or arrangement

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

IV.	LITIGATION

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding the Company’s business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs’ motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

APPENDIX VI	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, no member of the Group was or is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was or is known to the Directors to be pending or threatened by or against any members of the Group.

V.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial position or trading position of the Group since December 31, 2023, being the date to which the latest published audited financial statements of the Company were made up.

VI.	MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a)	Dairy Farm Share Purchase Agreement; and

(b)	Jingdong Share Purchase Agreement.

VII.	EXPERT AND CONSENT

The following is the qualification of the expert or professional adviser who has given opinion or advice contained in this circular:

Name	Qualification

KPMG	Certified Public Accountants

Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance

The above expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or report and references to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, the above expert (a) did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and (b) was not interested, directly or indirectly, in any assets which have been or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2023, being the date to which the latest published audited financial statements of the Company were made up.

VIII.	DOCUMENTS ON DISPLAY

Copies of the below documents will be on display from the date of this circular up to and including the date of the EGM (being not less than 14 days) on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.miniso.com):

(a)	the material contracts referred to in the section headed “Material Contracts” in this appendix;

(b)	the report on the unaudited pro forma financial information of the Group issued by KPMG as set out in Appendix III to this circular; and

(c)	the letter of consent referred to in the section headed “Expert and Consent” in this appendix.

APPENDIX VI	GENERAL INFORMATION

IX.	GENERAL

(a)	The address of the registered office of the Company is the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(b)	The head office and principal place of business in the PRC of the Company is 8/F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, China.

(c)	The address of the principal place of business in Hong Kong of the Company is Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong.

(d)	The Company’s Hong Kong branch share registrar is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	The Company’s principal share registrar and transfer office is Maples Fund Services (Cayman) Limited at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

(f)	The joint company secretaries of the Company are Mr. Zhang Jingjing and Ms. Wong Hoi Ting. Mr. Zhang Jingjing is the chief financial officer and vice president of the Company. Ms. Wong Hoi Ting is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.

NOTICE OF EXTRAORDINARY GENERAL MEETING

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of MINISO Group Holding Limited (the “Company”) will be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on January 17, 2025 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

“THAT

1.	the Dairy Farm Share Purchase Agreement (as defined in the circular dated November 22, 2024 despatched to the shareholders of the Company (the “Circular”), a copy of which has been produced to the EGM marked “A” and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

2.	the Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked “B” and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the “Share Purchase Agreements”), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

3.	any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder.”

SHARE RECORD DATE AND ADS RECORD DATE

The board of directors has fixed the close of business on December 6, 2024 (Hong Kong Time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of American depositary shares (the “ADSs”) as of the close of business on December 6, 2024 (New York Time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

NOTICE OF EXTRAORDINARY GENERAL MEETING

ATTENDING THE EGM

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. This proxy form must be completed, signed and deposited at Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time for holding the meeting (i.e. before 11:00 a.m. on January 15, 2025) to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the EGM.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 22, 2024

Registered Office:	Headquarters and principal place of business in China:
Maples Corporate Service Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.